As filed with the U.S. Securities and Exchange Commission on September 23, 2025.

Registration No. 333-279379

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Grupo Aeroméxico, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

Aeromexico Group

(Translation of Registrant’s name into English)

United Mexican States (State or other jurisdiction of incorporation or organization)	4512 (Primary Standard Industrial Classification Code Number) Avenida Paseo de la Reforma 243, 25th Floor Col. Renacimiento, Cuauhtémoc 06500 Mexico City United Mexican States +52 (55) 9132 4000	None (I.R.S. Employer Identification No.)

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, New York 10168

+1 (212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

John R. Vetterli Juan Antonio Martín White & Case LLP 1221 Avenue of the Americas New York, New York 10020 (212) 819-8200	Richard D. Truesdell, Jr. Maurice Blanco Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company. ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated September 23, 2025

PRELIMINARY PROSPECTUS

    American Depositary Shares

This is the initial public offering of Grupo Aeroméxico, S.A.B. de C.V. We and the selling shareholders are offering     common shares, without nominal value, of Grupo Aeroméxico, S.A.B. de C.V., or the shares, which will be represented by American Depositary Shares, or ADSs. We are offering     ADSs and the selling shareholders are offering     ADSs. Each ADS represents 10 of our shares. This offering is made concurrently with a public offering authorized by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), or the CNBV, of shares in Mexico, which we refer to as the “Mexican offering,” and together with this offering, the “global offering,” and that will commence on the same date as this offering. The Mexican offering is being conducted by the lead Mexican underwriters named elsewhere in this prospectus, or the Mexican underwriters, pursuant to a prospectus prepared in accordance with the laws of Mexico. The closing of the Mexican offering is conditioned upon the closing of this offering. Shares being offered in the global offering may be reallocated between the Mexican offering and this offering. See “Underwriting (Conflict of Interest).”

This is our initial public offering and prior to this offering, there has been no public market for the ADSs. The estimated initial public offering price is between $    and $    per ADS. We have applied to list the ADSs on the New York Stock Exchange, or NYSE, under the symbol “AERO.”

The shares underlying the ADSs are registered in the Mexican National Securities Registry (Registro Nacional de Valores), or the RNV, maintained by the CNBV. We have applied for the listing of the shares underlying the ADSs with the Mexican Stock Exchange (Bolsa Mexicana de Valores), or the BMV. Such listing is expected to be effected on or prior to the global offering. Registration and listing of the shares in Mexico will not be a certification as to the investment quality of the securities, the solvency of the issuer or the accuracy or completeness of the information contained in this prospectus. The ADSs are not required to be and will not be registered in the RNV maintained by the CNBV nor listed on the BMV.

Following this global offering, we may be required to amend our bylaws to split our single series of common shares into three series of shares and to reclassify the shares sold in this global offering into such three series of shares, and your rights as an ADS holder may be modified to comply with the DGIE Regulatory Approval and the Mexican Foreign Investment Law. See “Prospectus Summary—Recent Developments—DGIE Approval” and “Risk Factors—Risks Related to the ADSs and the Shares Underlying the ADSs—Following this global offering, we may be required to amend our bylaws to split our single series of common shares into three series of shares and to reclassify the shares sold in this global offering into new series of shares and your rights as an ADS holder may be modified to comply with the DGIE Regulatory Approval and the Mexican Foreign Investment Law.”

Investing in the ADSs involves a high degree of risk. Please see “Risk Factors” beginning on page 31.

For a description of the rights relating to our shares underlying the ADSs being offered hereby, see “Description of Capital Stock” beginning on page 230.

	Per ADS	Offering Total	Mexican Offering Total	Global Offering Total
Price to the public	$	$	$	$
Underwriting fees and commissions(1)	$	$	$	$
Proceeds to us (before expenses)	$	$	$	$
Proceeds to the selling shareholders (before expenses)	$	$	$	$

(1)	See “Underwriting (Conflict of Interest)” for a description of the compensation payable to underwriters.

We have agreed to reimburse the underwriters for certain expenses in connection with the offering. See “Underwriting (Conflict of Interest).”

The selling shareholders have granted an option to the underwriters, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of     additional ADSs at the applicable public offering price listed above, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor the CNBV nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ADSs have not been and will not be registered with the RNV maintained by the CNBV and may not be publicly offered in the United Mexican States, or Mexico. We have registered the shares underlying the ADSs with the RNV maintained by the CNBV and have applied to list them on the BMV. Such listing is expected to be obtained on or prior to the registration effectiveness date. Registration of the shares with the RNV in Mexico does not imply any certification as to the investment quality of the shares underlying the ADSs, our solvency, liquidity or credit quality, or the accuracy or completeness of the information contained in this prospectus, and does not ratify or validate any actions or omissions, if any, undertaken in contravention of applicable law. As required under the LMV and the regulations thereunder, we will notify the CNBV of the offering of the securities outside of Mexico and the terms of the securities. Such notice will be submitted to CNBV to comply with Article 7, second paragraph, of the LMV, and regulations thereunder, and for statistical and informational purposes.

We have prepared this prospectus and are solely responsible for its content; the CNBV has not reviewed or authorized such content. This prospectus may not be publicly distributed in Mexico.

The underwriters expect to deliver the ADSs to purchasers on or about      , 2025 through the book-entry facilities of The Depository Trust Company, or DTC.

To comply with the requirements of the authorizations granted in favor of our company to allow it to receive foreign investment and to be in a position to monitor and respect the limits provided in the Mexican Foreign Investment Law (Ley de Inversión Extranjera), we will employ detailed methods to identify the nationality of our shareholders, and record and count votes at shareholders’ meetings, so that votes cast by non-Mexican investors that exceed 49% of the number of shares owned by Mexican investors and represented at the relevant shareholders’ meeting will be recorded and deemed voted in the same manner as the votes of the majority of the Mexican investors. The term “Mexican investors” includes (i) Mexican individuals, (ii) legal entities with foreign exclusion clause or with a majority of Mexican investment and controlled by Mexican investment, or (iii) vehicles (such as trusts) with a majority of Mexican investment or Mexican beneficiaries represented at the relevant shareholders’ meeting. As a result, ADS holders who are non-Mexican investors will not be able to exercise control over the management or direction of our company.

Barclays	Morgan Stanley	J.P. Morgan	Evercore ISI

Apollo Global Securities

Prospectus dated     , 2025

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we, the selling shareholders nor the underwriters or any of their respective affiliates have authorized any other person to provide you with different or additional information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Neither we, the selling shareholders nor the underwriters are making an offer to sell the ADSs in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, results of operations, financial condition, prospects and other information in this prospectus may have changed since that date.

We and the selling shareholders are offering the ADSs in the United States and countries other than Mexico solely on the basis of the information contained in this prospectus. No offer or sale of the ADSs may be made in Mexico. Persons outside the United States who have come into possession of this prospectus must inform themselves about and observe restrictions relating to the offering of the ADSs and the distribution of this prospectus outside the United States.

Through and including,      , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

In this prospectus, we use the term “Grupo Aeroméxico” to refer to Grupo Aeroméxico, S.A.B. de C.V., “Aeroméxico” to refer to Aerovías de México, S.A. de C.V. and “Aeroméxico Connect” to refer to Aerolitoral, S.A. de C.V. Unless otherwise indicated, or the context otherwise requires, the terms “our company,” “we,” “our,” “ours,” “us” or similar terms refer to Grupo Aeroméxico, together with Aeroméxico and Aeroméxico Connect, and the respective subsidiaries, properties and assets that we own or operate.

The Mexican offering is being made in Mexico pursuant to a prospectus in Spanish. The Mexican prospectus, which has been filed with, and reviewed by, the CNBV, and this prospectus contain substantially the same information, in all material respects, except that the Mexican prospectus includes other information required under Mexican law and regulation. This prospectus solely relates to the offering of ADSs by us and the selling shareholders. You should refer to the Mexican prospectus if you wish to purchase shares in the Mexican offering.

i

GLOSSARY OF AIRLINE AND INDUSTRY TERMS

The following is a glossary of certain industry and other terms used in this prospectus:

“Aeroméxico Cargo” means Aerovías Empresa de Cargo, S.A. de C.V.

“Aeroméxico Rewards” means the frequent flyer program managed and operated by PLM, formerly known as Club Premier.

“Aeroméxico Rewards Points” means the points that the members of our loyalty program, Aeroméxico Rewards, earn in connection with the purchase of air tickets and other goods and services.

“Aeroméxico Servicios” means Administradora Especializada en Negocios, S.A. de C.V., Estrategias Especializadas de Negocios, S.A. de C.V. and Sistemas Integrados de Soporte Terrestre en México, S.A. de C.V.

“Aeroméxico Sistemas Integrados” means Sistemas Integrados de Soporte Terrestre en México, S.A. de C.V.

“Aeromexpress” means Aeromexpress, S.A. de C.V.

“Aeronaves” means Aeronaves de México, S.A. de C.V.

“AFAC” means the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil).

“Aimia” means Aimia Inc.

“Aircraft utilization rate” means the number of hours during which an aircraft was effectively flying per operation day.

“Airports Law” means the Mexican Airports Law (Ley de Aeropuertos).

“AM BD” means AM BD GP JV, S. A. P. I. de C. V.

“AM Formación” means AM Formación Interna, S.A. de C.V.

“ASA” means the Airport and Auxiliary Services (Aeropuertos y Servicios Auxiliares), a Mexican governmental agency.

“ASK” means Available Seat Kilometer, a unit used by airlines to measure capacity, which consists of the number of seats available for passengers, regardless of whether occupied, multiplied by the number of kilometers flown by the aircraft carrying those seats.

“ASPA” means the Aviation Pilots Union of Mexico (Asociación Sindical de Pilotos Aviadores de México).

“ASSA” means the Flight Attendant Union of Mexico (Asociación Sindical de Sobrecargos de Aviación de México).

“ATS Act” means the U.S. Aviation and Transportation Security Act.

“Average stage length” means the average distance the aircraft is flown.

“B737-700-NG” means the Boeing 737-700-NG aircraft.

“B737-800-NG” means the Boeing 737-800-NG aircraft.

“B737-8 MAX” means the Boeing 737-8 MAX aircraft.

“B737-9 MAX” means the Boeing 737-9 MAX aircraft.

“B787-8” means the Boeing 787-8 aircraft.

“B787-9” means the Boeing 787-9 aircraft.

“BMV” or the “Mexican Stock Exchange” means the Bolsa Mexicana de Valores, S.A.B. de C.V.

“Boeing 737” means the Boeing 737 aircraft family, of which we have B737-700-NG, B737-800-NG, B737-8 MAX and B737-9 MAX in our fleet.

“Boeing 737 MAX” means the Boeing 737 MAX aircraft, of which we have B737-8 MAX and B737-9 MAX in our fleet.

“Boeing 737-NG” means the Boeing 737-NG aircraft, of which we have B737-700-NG and B737-800-NG in our fleet.

“Boeing 787 Dreamliner” means the Boeing 787 aircraft family, of which we have B787-8 and B787-9 aircraft in our fleet.

“BSPO” means Baupost Group, LLC, Silver Point Capital, LP and Oaktree Capital Management, LP, collectively.

“CASK” means Cost per ASK, which consists of total operating expenses (excluding restructuring expenses, other income (loss) and share of loss (gain) on equity accounted investees) divided by ASK in respect of a certain period.

“CASK ex-fuel” means CASK excluding fuel cost.

“Club Premier” means our former frequent flyer program, currently known as Aeroméxico Rewards.

“CNBV” means the Mexican Banking and Securities Commission of Mexico (Comisión Nacional Bancaria y de Valores).

“Code sharing” refers to the relationship between two or more airlines pursuant to which one airline places its designator code on a flight operated by another airline and sells tickets for such flight, even though it is not the operator thereof.

“COFECE” means the Mexican Economic Federal Antitrust Commission (Comisión Federal de Competencia Económica).

“Completion factor” means the number of scheduled flights operated divided by the number of scheduled flights.

“CORSIA” means the Carbon Offsetting Reduction Scheme for International Aviation.

“Delta” means Delta Air Lines, Inc. (NYSE: DAL).

“DGIE” means the Mexican General Directorate of Foreign Investment (Dirección General de Inversión Extranjera).

“DGIE Regulatory Approval” means the official communication dated March 12, 2024, provided to the Company on March 22, 2024, pursuant to which the DGIE approved that the Company amend its bylaws to become a public variable capital company, registered with the RNV and listed with the BMV.

“DIP” means debtor in possession.

“DOT” means the U.S. Department of Transportation.

“E190” means the Embraer 190 aircraft.

“EIA” means the U.S. Energy Information Administration.

“FAA” means the U.S. Federal Aviation Administration.

“FASK” means fuel expenses per ASK, which consists of jet fuel operating expenses divided by ASK in respect of a certain period.

“FSC” means full service carrier.

“GDS” means the global distribution system, which is used to manage and sell an airline’s available capacity inventory. The GDS may also be used to manage ancillary products.

“General Provisions” means the General Provisions Applicable to Issuers and Other Securities Market Participants (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores), issued by the CNBV.

“Hub” means a station or terminal that is the distribution center of passengers and coordinates the schedules of multiple flights and facilitates connections.

“IASA” means the International Aviation Safety Assessment.

“IATA” means the International Air Transportation Association.

“ICAO” means the International Civil Aviation Organization.

“IMF” means the International Monetary Fund.

“Independencia” means the Mexican Union of Airline, Transportation and Related Services Workers (Sindicato Nacional de Trabajadores al Servicio de las Líneas Aéreas, Transportes, Servicios, Similares y Conexos).

“Indeval” means S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V.

“INEGI” means the Mexican Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía).

“INPC” means the National Consumer Price Index of Mexico (Índice Nacional de Precios al Consumidor).

“IOSA” means the IATA Operational Safety Audit.

“IRS” means the U.S. Internal Revenue Service.

“JCA” means the Joint Cooperation Agreement between Grupo Aeroméxico and Delta, dated as of March 27, 2015, and approved by COFECE and DOT in 2017, as amended.

“LATAM” means LATAM Airlines Group S.A., together with its subsidiaries.

“LCC” means low-cost carrier.

“LGSM” means the Mexican General Corporations Law (Ley General de Sociedades Mercantiles).

“LMV” means the Mexican Securities Market Law (Ley del Mercado de Valores).

“Load factor” means RPKs, as defined below, divided by ASKs and expressed as a percentage.

“Major European international FSCs” means International Airlines Group, Air France-KLM and Deutsche Lufthansa AG.

“MEBC” means Mantenimiento y Equipo de Baja California, S.A. de C.V.

“MERCO” means Corporate Reputation Monitor (Monitor Empresarial de Reputación Corporativa).

“MEX” means the Benito Juárez Mexico City International Airport, which is under concession to Aeropuerto Internacional de la Ciudad de México, S.A. de C.V.

“Mexican Aeronautical Registry Regulation” means the rules and regulation of the Mexican Aeronautical Registry (Reglamento del Registro Aeronáutico Mexicano).

“Mexico” means the United Mexican States.

“MRO” means Maintenance, Repair and Overhaul.

“MRO Holdings” means MRO Holdings, Inc.

“MRO Mexico” means Mexico MRO Management, S. de R.L de C.V., a subsidiary of MRO Holdings.

“NLU” means the Felipe Ángeles International Airport, located in Mexico City.

“NPS” means Net Promoter Score. For clarification purposes, we calculate NPS through a bottom-up study, which consists of a personalized questionnaire to our customers about their experience in connection with our services, and a top-down study, which consists of a market analysis by an external consultant through blind and standardized surveys at MEX designed to identify our market position in relation to our competitors.

“PEMEX” means Petróleos Mexicanos and its subsidiaries.

“PLM” means PLM Premier, S.A.P.I. de C.V. (previously known as Premier Loyalty & Marketing, S.A.P.I. de C.V.), which is a subsidiary of Grupo Aeroméxico.

“PRASK” means Passenger Revenue per ASK, which consists of total passenger revenue divided by total ASKs during a certain period.

“PROFECO” means the Mexican Federal Consumer Protection Prosecution Office (Procuraduría Federal del Consumidor).

“PROFEPA” means the Mexican Federal Environmental Protection Office (Procuraduría Federal de Protección al Ambiente).

“RASK” means Revenue per ASK, which consists of total revenue divided by total ASKs during a certain period.

“Revenue premium” means the difference in unit revenue between the product offered by us and other Mexican airlines due to brand recognition, service quality and schedule options, among other product differentiators. Revenue premium can be measured by comparing RASK among carriers.

“RPK” means Revenue Passenger Kilometer, which consists of the number of transported passengers multiplied by the number of kilometers traveled by the passengers during a certain period.

“SAF” means sustainable aviation fuel.

“SEMARNAT” means the Mexican Ministry of Environmental and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales).

v

“SICT” means the Ministry of Infrastructure, Communications and Transportation of Mexico (Secretaría de Infraestructura, Comunicaciones y Transportes).

“SkyTeam” means the international global SkyTeam alliance. As of the date of this prospectus, SkyTeam is composed of 18 airlines, including Aeroméxico.

“Slot” means the landing and take-off time assigned by an airport’s management.

“SOFR” means the Secured Overnight Financing Rate.

“STIA” means the Aeronautics and Similar Services Union of Mexico (Sindicato de Trabajadores de la Industria Aeronáutica, Similares y Conexos de la República Mexicana).

“TechOps MX” means AM DL MRO JV, S. A. P. I. de C. V.

“TIIE” means the Mexican Interbank Equilibrium Interest Rate of Mexico (Tasa de Interés Interbancaria de Equilibrio).

“TSA” means the U.S. Transportation Security Administration.

“ULCC” means ultra low-cost carrier.

“Upgauging” means an airline industry technique to increase capacity by replacing smaller aircraft with larger aircraft.

“U.S. legacy carriers” means Delta, American Airlines Group Inc. and United Airlines Holdings, Inc.

“USMCA” means the United States-Mexico-Canada Agreement.

“VFR” means the visiting friends and relatives travel category.

“World Fuel” means World Fuel Services, Inc.

“Yield” means the average amount of revenue received per paying passenger flown one kilometer, which we calculate as total passenger revenue divided by RPK for the relevant period.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

This prospectus includes our unaudited condensed consolidated interim financial statements as of June 30, 2025 and December 31, 2024, and for the six-month period ended June 30, 2025 and 2024, and the respective notes thereto, included elsewhere in this prospectus, or the interim financial statements, which have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” or IAS 34, and our historical audited consolidated financial statements as of December 31, 2024, 2023 and 2022, and for the years ended December 31, 2024, 2023 and 2022, and the respective notes thereto, included elsewhere in this prospectus, or the audited consolidated financial statements, which have been prepared in accordance with International Financial Accounting Standards, as issued by the International Accounting Standard Board, or IAS Board, or IFRS.

Unless otherwise specified, all references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to U.S. dollars, the legal currency of the United States, and references to “pesos” or “Ps.” are to Mexican pesos, the legal currency of Mexico. Amounts converted to pesos are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. Amounts presented in this prospectus may not add up due to rounding.

Basis of Presentation

Our audited consolidated financial statements have been prepared in accordance with IFRS and our interim financial statements have been prepared in accordance with IAS 34. The designation IFRS includes all accounting standards issued by the IAS Board and related interpretations issued by the International Financial Reporting Interpretations Committee. Under the General Provisions and our bylaws, our shareholders may modify the audited consolidated financial statements after they are issued.

Currency and Rounding

We use the dollar as the presentation currency for our interim financial statements and audited consolidated financial statements, which is also our functional currency.

We believe that the use of the dollar as our presentation currency facilitates the analysis of our results and financial condition by a wide range of users. Furthermore, we believe that the use of the dollar as our presentation currency improves the comparability of our financial information with other international companies that commonly report in dollars.

All financial information presented in dollars has been rounded to the nearest million, except when otherwise indicated.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide, and percentages may not precisely reflect the absolute figures. The exchange rate of the peso against the U.S. dollar, as of June 30, 2025, was Ps.18.8332 per $1.00, according to the Mexican Central Bank (Banco de México or Banxico).

***

Industry and Market Data

This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources.

Certain information in this prospectus is derived from independent industry publications, third-party studies and surveys, as listed below:

•	2019 Federal Ground Motor Transportation Basic Statistics (Estadística Básica de Autotransporte Federal – Transporte Turístico por Tierra, 2019), published by SICT;

•	AFAC data is derived from:

•	AFAC’s Aviation Statistics by On-Flight Origin Destination, or OFOD, Scheduled Domestic Service (Estadística Operacional Origen-Destino en Servicio Regular Nacional), for June 30, 2025;

•	AFAC’s Aviation Statistics by OFOD Scheduled International Service (Estadística Operacional Origen-Destino en Servicio Regular Internacional), for June 30, 2025;

•	AFAC’s National Fleet Statistics (Estadísticas de Flota Aérea Nacional), for the first quarter of 2025;

•	aviation market data, published by Cirium Diio MiTM, or Diio, as of December 31, 2024;

•	“Brent Crude Oil Prices Averaged $19 per barrel less in 2023 than 2022” publication by U.S. Energy Information Administration, or EIA, of January 2, 2024;

•	Central Intelligence Agency, Mexico’s population median age data, as of 2024;

•

Chilean Air Transport Authority (Junta de Aeronáutica Civil) domestic and international passenger data (tráfico nacional total por operadores y tráfico internacional por operadores), as of December 31, 2024;

•	Government of Canada Air Passenger Traffic and Canadian Airports database, as of December 31, 2024;

•	IMF data is derived from:

•	the IMF’s Financial Access Survey, or FAS, as of October 2024;

•	the IMF World Economic Outlook, inflation rate, average consumer prices data and estimates, as of October 2024;

•	the IMF World Economic Outlook, population data and estimates, as of October 2024; and

•	the IMF World Economic Outlook, real GDP growth, as of October 2024;

•	INEGI data is derived from:

•	the population and housing census (Censo de Población y Vivienda) for 2020;

•	GDP database (Producto Interno Bruto Trimestral – Por Actividad Económica), as of December 31, 2024;

•	inflation database (Índice Nacional de Precios al Consumidor), as of June, 2025;

•	the national survey of household income and expenditure (Encuesta Nacional de Ingresos y Gastos de Hogares), or ENIGH, as of June 30, 2025;

•	unemployment database (Empleo y Ocupación – Tasa de Desocupación), as of January 31, 2025; and

•	population age group breakdown (Encuesta Nacional de Ocupación y Empleo), as of December 31, 2024;

•	Mexican Central Bank data is derived from:

•	the remittances (Ingresos por Remesas) database between January 1995 and January 2025, published by the Economic Information System (Sistema de Información Económica) of the Mexican Central Bank; and

•	the exchange rate database (Portal del Mercado Cambiario), published by the Economic Information System (Sistema de Información Económica) of the Mexican Central Bank;

•	“Oil Prices post 3% annual decline, slipping for second year in a row” publication by Reuters, of December 31, 2024;

•	TSA checkpoint travel numbers (current year versus prior year(s)/same weekday), as of December 31, 2024; and

•	the World Bank Open Data, World Development Indicators, Air transport, passengers carried, as of February 2024.

Unless specified otherwise, information concerning population and demographics has been obtained from the IMF World Economic Outlook, as of October 2024; and information about CASK, CASK ex-fuel, RASK, number of loyalty program members and fleet age of other carriers has been obtained from public filings and publications of other airlines.

Although we believe that this data and information is reliable, we have not independently verified it. In presenting market share estimates in certain cases, we have estimated the size of the market on the basis of the published information. We believe this method is reasonable, but the results have not been verified by any independent source. Certain other information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such estimates. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data.

In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. We cannot guarantee the accuracy or completeness of this information; we have not independently verified any third-party information; and data from our internal research has not been verified by any independent source. The content of, or accessibility through, the sources and websites identified herein, except to the extent specifically described in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein, and any websites are an inactive textual reference only.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that is important to you. You should read the entire prospectus carefully, especially “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the interim financial statements and the audited consolidated financial statements included elsewhere in this prospectus, before deciding to invest in the ADSs.

Overview

We are uniquely positioned as the only full service carrier, or FSC, based in Mexico and the only airline that provides long-haul, wide-body service connecting Mexico with the rest of the world. We offer a premium experience to both international and domestic destinations. As of June 30, 2025, we served every major city in Mexico and 52 international cities in 22 countries across multiple continents: North America, South America, Europe and Asia. We maintain the most attractive route network in Mexico, and we are the leading airline at MEX, the largest airport in Mexico, which is capacity constrained, and accounted for 36.3% of total passengers flying within, to and from Mexico in the twelve-month period ended June 30, 2025, according to the AFAC. We also have a strong presence in Mexico’s other large business markets, including Guadalajara and Monterrey, where we provide global connectivity by offering long-haul intercontinental flights. In addition, we have a large footprint in high-demand leisure markets, such as Cancún and Puerto Vallarta. We are the only Mexican airline that is a member of one of the three global airline alliances through our membership in SkyTeam, a global network of 18 international carriers, which we co-founded with Delta more than 25 years ago.

In 2022, as a result of the economic downturn caused by the COVID-19 pandemic, we completed a reorganization process and emerged from a Chapter 11 restructuring with a significantly improved capital structure. Since then, we have invested to expand our fleet and improve the product and customer experience for our passengers and intend to continue doing so. These investments allow us to maintain the highest service standard as the only FSC based in Mexico, as well as our position as Mexico’s airline of choice. We also reduced our cost structure through our restructuring and began upgauging our fleet to larger, more efficient aircraft. We believe these changes have positioned us for significant and profitable growth. We are well positioned for strength, as we operate in one of the largest and highest-growth aviation markets, according to Diio. According to the public filings, our CASK is significantly lower than that of U.S. legacy carriers and major European international FSCs. We believe that the combination of air travel market size and growth in Mexico has created one of the best air travel market environments in the world.

We have a unique business model in Mexico that positions us for success. Key attributes of our business model include:

•	we are the only FSC based in Mexico offering premium services, which drives our significant revenue premium;

•	we offer premium service to a balanced mix of business and leisure customers;

•	we have a young, modern and upgraded fleet;

•	we transformed our business during the COVID-19 pandemic and rightsized our cost structure;

•	we have industry-leading strategic partners, including Delta; and

•	we have a highly valued loyalty program.

Only FSC based in Mexico offering premium services, which drives our significant revenue premium

We are the only Mexican FSC providing premium service to passengers traveling to, from or within Mexico. We provide our passengers with a high-quality customer experience through offering three classes of cabin service, including our business class product, branded as Clase Premier, with lie-flat beds and a private bar area on certain long-haul flights. We offer additional in-flight amenities, including Wi-Fi connectivity with free text messaging, complimentary beverages and meals curated by world-famous chefs and, on most flights, video screens at each seat. Our premium customers have access to our VIP lounges, and we offer best-in-class on-time performance and reliable baggage handling services. In addition, all of our customers have access to our loyalty program, Aeroméxico Rewards, which is the largest program in Mexico. Through our hub-and-spoke model, we offer multiple daily frequencies and extensive connectivity to important business and leisure destinations, including Mexico City, Monterrey, Guadalajara, Cancún, New York, Los Angeles, Madrid, London, Paris, Rome, Amsterdam, Tokyo, Bogotá, São Paulo, Santiago, Buenos Aires and Seoul. Additionally, the strength of our domestic regional arm, Aeroméxico Connect, provides strong network feed for our international long-haul flights and solidifies our domestic footprint. No other airline provides the same level of service and connectivity in Mexico as us, or has a comparable brand recognition, as evidenced by our leading NPS score as of June 2025 within the Mexican aviation industry. Our position in the Mexican market allows us to generate a significant revenue premium as a result of our higher RASK business model, as compared to that of Mexican ULCCs, according to public filings. In addition, according to Diio, we were ranked as the world’s most on-time global airline in 2024 and retained this leading position for the six-month period ended June 30, 2025.

Premium service to a balanced mix of business and leisure customers

Our high-quality product and service cater to both corporate and leisure customers with higher disposable incomes. We believe we are the leading airline within the business community for both Mexican and international passengers traveling to and from Mexico, which we believe will provide incremental tailwinds for growth. Moreover, as compared to other Mexican airlines, our unmatched global network and high-quality product and service gives us an advantage with Mexican leisure travelers, as well as with international tourists flying into Mexico. We also have a strong presence within the Mexican-American community, who frequently travel to or from Mexico to visit family and relatives, or the VFR segment. We believe that these passengers have growing disposable incomes, as evidenced by historically high level of remittances in 2024, 2023 and 2022, as well as in the twelve-month period ended June 30, 2025, according to the Mexican Central Bank. We also believe that many of these passengers prefer our reliable, safe and premium product offering. Serving these demographics with our product allows us to maintain a significant revenue premium over other Mexican carriers, which are ULCCs that serve a different customer base that does not demand a premium product offering. Our significant revenue premium is also supported by growing household income in Mexico. We believe our attractive mix of both premium business and leisure customers offers stable and balanced performance through different market cycles.

Young, modern and upgraded fleet

As of June 30, 2025, we operate a young and highly efficient fleet with an average age of 8.4 years. By comparison, the average fleet age was 14.8 years for U.S. legacy carriers as of December 31, 2024. As of June 30, 2025, our fleet of 158 aircraft consisted of 22 Boeing 787 Dreamliners, 102 Boeing 737s (which includes both Boeing 737-NG and Boeing 737 MAX aircraft) and 34 E190s. The E190s are part of our regional carrier brand Aeroméxico Connect. In the six-month period ended June 30, 2025, 25.6% of our total flights from MEX, including domestic and international routes, were operated with E190s, which have a configuration of 99 seats per aircraft. As we continue upgauging our fleet, we expect to increase the usage of B737-8 MAX and B737-9 MAX aircraft, each of which have a configuration of up to 181 seats per aircraft. This change could lead to a potential increase of 83% in the number of seats per departure from MEX and an increase in the number of premium seats from 11 to 34 on average for each E190 replaced by a B737-9 MAX.

In addition, as a part of our reorganization, we modified existing aircraft financing agreements and secured new aircraft deliveries under highly attractive terms during the COVID-19 pandemic. We intend to further utilize our highly efficient Boeing 737 MAX aircraft in place of the E190 aircraft on high demand routes, which will upgauge our fleet and further reduce our CASK. We also plan to upgauge our long-haul fleet over time to include a greater proportion of larger capacity B787-9 wide-body aircraft as demand for longer distance business and leisure routes continues to grow. The larger capacity of our newer aircraft, combined with our plan to further upgauge our fleet with wide-body aircraft, would also allow us to expand our cargo business capabilities. Furthermore, the Boeing 737 MAX and Boeing 787 Dreamliner in our fleet consume 14% and 20% less fuel than older comparable aircraft, respectively, and our new Boeing 737 MAX aircraft emit 40% less noise pollution than our older Boeing 737-NG aircraft.

Transformed business with rightsized cost structure

During the COVID-19 pandemic, we underwent a transformational reorganization. Throughout this time, we successfully reset our operations, including various fundamental changes to our revenue generation and cost structure. As of 2024, we estimate that we had approximately $450 million in structural savings as compared to 2019. These changes relate to: (i) $140 million in renegotiated aircraft and engine leasing agreements; (ii) $160 million in labor, selling, general and administrative cost cutting initiatives and renegotiated agreements; and (iii) $150 million in other operating cost efficiencies, in connection with our Chapter 11 restructuring in 2021. Although certain post-COVID-19 pandemic agreements have already expired, we expect to continue having cost savings while the remaining agreements remain in force. The actions taken during our restructuring process, combined with further cost discipline, have supported our very strong margin performance and free cash flow generation.

Industry-leading strategic partners, including Delta

We are the only airline in Mexico that is a member of one of the three global alliances through our membership in SkyTeam, a global network of 18 international airlines, which we co-founded with Delta more than 25 years ago. In addition, in 2015, we entered into a JCA with Delta under which the two airlines have coordinated schedules and pricing on cross-border flights between Mexico and the United States under antitrust immunity granted by the DOT, and cooperated in other areas such as loyalty-program reciprocity, lounge access and code sharing. Through our JCA and other agreements with Delta, we have significantly broadened our network reach and increased the options available to our customers. In addition, our ten year partnership has enabled us to adopt international best practices in operations, marketing, customer service and route development. Since our JCA became effective in 2017, we have transported approximately 58 million passengers and operated approximately 454,000 flights covering around 630 million miles between Mexico and the United States, which was the second largest cross-border market in the world by total available seats in the twelve-month period ended June 30, 2025. The DOT’s grant of antitrust immunity for the JCA was subject to periodic review, and following tentative orders, on September 15, 2025, the DOT issued a final order terminating the antitrust immunity of the JCA, effective January 1, 2026, or the Final Order. As of the date of this prospectus, Delta and we are exploring potential avenues to challenge the Final Order. For more information about the Final Order and its impact on our business, see “—Recent Developments—Final DOT Order,” “Risk Factors—We benefit from strategic alliances, and our results would be adversely affected if our alliances were interrupted” and “Business—Partnerships and Alliances.”

We expect that we will continue to benefit from our ability to make joint fuel purchases with Delta, which allows us to leverage volume discounts and better credit conditions when purchasing our fuel. Our TechOps MX joint maintenance base with Delta in Querétaro, Mexico, supports our ability to achieve economies of scale and reduces maintenance costs for both Aeroméxico and Delta. We believe that our partnership with Delta has led to a significant increase of our NPS score in the Mexico-U.S. market, while growing passenger traffic by approximately 46.6% from 27.4 million in 2016 to 40.1 million in 2024. In the six-month period ended June 30, 2025, our passenger traffic was approximately 4.7 million. Although we will need to adjust certain of our practices that were built around the antitrust immunity aspects of the JCA, we believe that our ongoing relationships with Delta, their retained equity stake in our company, combined with the benefits of our broader network and operational strengths, will continue to support our competitive advantage, even though the efficiencies flowing from the antitrust immunity with Delta since 2017 will terminate on January 1, 2026.

We also have code sharing partnerships with other airlines beyond SkyTeam and Delta, including with LATAM. We believe these alliances and partnerships are decisive factors that help drive brand recognition and local market point-of-sale strength, which attract international air travel customers to fly on our system.

Highly valued loyalty program

We control PLM, our subsidiary that operates the Aeroméxico Rewards loyalty program, formerly known as Club Premier, the first frequent flyer program established in Latin America and Mexico’s largest loyalty program. Aeroméxico Rewards is designed to promote customer loyalty and customer satisfaction, which helps us retain and attract customers while generating high margin co-branded revenue streams. As of June 30, 2025, Aeroméxico Rewards had approximately 13.3 million members. Our Aeroméxico Rewards members are able to accumulate and redeem points through a diverse set of travel and shopping partners, as well as everyday credit card expenditure, which drives improved customer loyalty and profitability. Aeroméxico Rewards is the exclusive partner to Aeroméxico and is significantly larger than Mexico’s next largest airline loyalty program. In July 2022, we acquired a controlling stake of PLM, the company that manages Aeroméxico Rewards, resulting in improved customer experience due to the full integration of Aeroméxico Rewards with our digital platforms. We intend to continue expanding Aeroméxico Rewards’ high margin co-branded revenue streams by promoting increased use of Aeroméxico Rewards credit cards. For further information about Aeroméxico Rewards, see “Business—Aeroméxico Rewards Loyalty Program.”

Mexican Air Travel Market

According to Diio, in the twelve-month period ended June 30, 2025, Mexico was the second largest aviation passenger market in Latin America and the 16th largest aviation passenger markets in the world, based on ASKs. Mexico is also one of the fastest growing aviation passenger markets in the world, with total passengers expanding at a 6.0% compound annual growth rate, or CAGR, between 2014 and 2024, according to the World Bank, and one of the first aviation markets to rebound following the COVID-19 pandemic–induced downturn. Passenger growth CAGR in Mexico between 2014 and 2024 was more than four times faster than Mexico’s real GDP CAGR of 1.3% over the same period, according to the World Bank. Total passengers expanded at a 5.5% CAGR between 2022 and 2024. Furthermore, Mexico continues to be a relatively underpenetrated market. Based on AFAC data, Mexico had only 0.5 annual domestic passengers per capita in 2024 compared to that of other Latin American markets. For instance, Chile had 0.8 annual domestic passengers per capita during the same period, based on Chilean Civil Aeronautics Board data. If Mexican domestic passengers per capita were to increase to a level consistent with that of Chile’s, that would imply nearly twice the number of annual domestic passengers. If Mexico’s domestic passengers per capita were to increase to a level consistent with the United States or Canada, which had 2.5 and 2.1 annual domestic passengers per capita in 2024, respectively, based on DOT data and Government of Canada Air Passenger Traffic data, that would imply over six times the number of annual domestic passengers.

Source: The World Bank and Country Air Traffic Records (AFAC, DOT, Government of Canada and Chilean Civil Aeronautics Board).

The Mexican airline competitive landscape has materially changed since the start of the COVID-19 pandemic. Interjet, which was the second largest airline at MEX – the largest international airport in Mexico – and our closest competitor, with a domestic passenger market share of approximately 20% in 2019, ceased all operations in December 2020, with its fleet almost entirely repossessed by lessors. Interjet’s fleet of 67 aircraft, as of 2019, represented approximately 20% of passenger aircraft operated by Mexican carriers, and has been removed from the Mexican market. Interjet was also the second largest carrier at MEX, and its MEX capacity has been redistributed to other airlines, including Aeroméxico. In 2019, 87% of Interjet’s overall MEX routes overlapped with ours. In addition, we covered all of Interjet’s routes in the United States and Canada. The routes of other domestic competitors did not cover as much of Interjet’s network: Volaris covered only 63% of Interjet’s MEX routes and 58% of its United States and Canada routes, and Viva Aerobus covered only 39% of Interjet’s MEX routes and 17% of its United States and Canada routes.

Grupo Aeroméxico and other airlines coverage of Interjet’s 2019 routes

As a result of Interjet’s insolvency, we have increased our presence and connectivity at MEX, allowing us to provide improved options to our passengers at times when they most want to travel. We believe the combination of air travel market size and growth in Mexico has created one of the best air travel market environments in the world.

Recent Financial Performance

Our strategic position as Mexico’s only FSC in the attractive Mexican air travel market has resulted in strong recent financial results. In 2024, our record revenue of $5,619.9 million exceeded our 2023 revenue by

14.3%, driven by highly robust demand. We also generated record levels of operating income in 2024, with industry-leading operating income margins of 19%. Our revenue for the six-month period ended June 30, 2025 was $2,497.7 million, a decrease of 7.3%, or $197.2 million, compared to the same period ended June 30, 2024. This decline was primarily driven by a significant depreciation of the Mexican peso, which weakened from an average exchange rate of Ps.17.08 per $1.00 in the first half of 2024 to an average exchange rate of Ps.20.02 per $1.00, in the first half of 2025. Nevertheless, our cost-saving initiatives and disciplined cost management helped preserve margin resilience, delivering an operating income margin of 17.7% for the twelve-month period ended June 30, 2025. We expect that the future growth of the Mexican aviation market and our low cost structure will support our continued outperformance relative to other FSCs.

1. Non-recurring gain of $307.7 million (non-cash) recorded in the fourth quarter of 2022 as a result of the remeasurement to fair value of Grupo Aeroméxico’s existing 51.14% interest in PLM.

2. 2Q’25 LTM total revenue is calculated as (i) total revenue from the six-month period ended June 30, 2025, which amounted to $2,497.7 million, plus (ii) total revenue for the year ended December 31, 2024, which amounted to $5,619.9 million, minus (iii) total revenue for the six-month period ended June 30, 2024, which amounted to $2,694.9 million.

3. 2Q’25 LTM, total operating income is calculated as (i) total operating income from the six-month period ended June 30, 2025, which amounted to $372.3 million, plus (ii) total operating income for the year ended December 31, 2024, which amounted to $1,066.7 million, minus (iii) total operating income for the six-month period ended June 30, 2024, which amounted to $478.0 million.

Our Competitive Strengths

We believe that the following key strengths position us to be the airline of choice in Mexico and a key global competitor in international aviation markets.

Largest carrier in Mexico with leading hub in Mexico City

We are the largest air carrier in Mexico, with flights to every major city in Mexico and over 52 international cities in 22 countries across multiple continents and operate the largest fleet in Mexico with 158 aircraft. To support more efficient utilization of our slot portfolio, we are upgauging our fleet with young, highly efficient aircraft. Our fleet also includes 22 wide-body aircraft that provide us with the capability to fly long-haul flights to South America, Europe and Asia, unlike any other carrier in Mexico. In addition, we are the largest carrier in Mexico City, the commercial and political capital of Mexico, through our hub at MEX, the largest airport in Mexico. In the six-month period ended June 30, 2025, MEX accounted for 33.1% of departures and arrivals, according to AFAC, and 68.9% of all domestic corporate demand in Mexico, according to PRISM. Following Interjet’s insolvency, its capacity was redistributed to other airlines, including Aeroméxico. As a result, we have increased our presence at MEX, allowing us to provide improved service options to our passengers. Our strong leadership position at MEX allows us to offer more flights with better connectivity from the airport and serve our premium oriented customer base, as this airport is located at approximately 6.5 kilometers from Mexico City’s city center. In addition, in 2022, Mexico City opened an additional airport, NLU, where we also provide services. The shortest distance from NLU to

Mexico City’s city center is approximately 45.6 kilometers. We believe our large fleet, comprehensive global network and expansive operations at MEX position us best to take advantage of growth in air traffic in Mexico.

Significant revenue premium compared to other Mexican carriers

We are the only FSC in Mexico, which we believe to be the largest aviation market in the world served by only one home-based FSC. Our large global network, combined with our membership in the SkyTeam global alliance, provides our Mexican-based customers with access to many markets and countries that no other carrier, domestic or foreign, can provide. Our high-quality product and service provide a more premium experience than any other Mexican carrier. We offer a three-class cabin, unlike any other carrier in Mexico, consisting of Clase Premier (business class), AM Plus (premium economy) and Economy, with in-flight entertainment, Wi-Fi, free messaging, chef prepared meals and full bar options for our passengers. Our focus on customer service is validated by internal studies that show that our NPS was approximately 35.5 points higher than the airline industry average of the other Mexican airlines as of June 2025. We also had the highest NPS score among Mexican airlines in the domestic market, and we have the second highest score in the Latin American and U.S.-Mexico cross-border markets for flights originating from Mexico. In addition, according to Diio, we were ranked as the world’s most on-time global airline in 2024 and retained this leading position for the six-month period ended June 30, 2025. Our expansive network, high quality product and loyalty program are unmatched relative to that of other Mexican carriers and allow us to achieve a significant revenue premium. Our RASK in the twelve-month period ended June 30, 2025 was 100% higher than the average of other Mexican airlines on a stage-length adjusted, or SLA, basis, and we expect to grow this premium in the future by continuing to provide a superior product and service.

Source: CNBV & SEC company filings, Diio.

1. Figures are adjusted to Grupo Aeroméxico’s average stage length during the twelve-month period ended June 30, 2025, of 1,982 kilometers using each carrier’s scheduled average stage length for the period. SLA RASK = RASK * (Carrier average stage length / 1,982) ^ (0.5).

Highly improved and competitive cost structure

Our CASK for the twelve-month period ended June 30, 2025 was substantially lower than that of U.S. legacy carriers and major European international FSCs flying to Mexico. We have grown our cost advantage as a result of our 2022 reorganization and continued cost discipline. Our reorganization simplified and optimized our aircraft fleet through:

•	the cancellation or renegotiation to market terms of leases;

•	upgauging of our fleet to reduce operating costs and increase capacity;

•	renegotiation of labor agreements;

•	rationalization of our overhead costs; and

•	the renegotiation of aircraft redelivery conditions.

On a combined basis, we estimate these initiatives led to over $450 million in annual operating cost savings in 2024, as compared to 2019, including more than $140 million cost savings related to fleet initiatives. Additionally, we have significantly lowered our average fleet age through our reorganization. Our average fleet age was approximately 8.4 years as of June 30, 2025 (compared to an average of 14.8 years for U.S. legacy carriers as of December 31, 2024). We are also implementing additional cost-saving initiatives, including workforce realignment, targeted reductions in selling, general and administrative expenses to streamline operations, an increase in aircraft acquisitions aimed at reducing redelivery costs, and the deployment of cost-control measures across various operational and corporate line items. We expect these initiatives to yield near-term operating cost savings.

We believe our younger fleet has increased reliability and reduced downtime, allowing us to minimize maintenance costs and maximize fuel efficiency while providing our passengers with a better product. Between 2019 and June 30, 2025, we reduced our fuel consumption per ton-kilometer by 9%, and between 2020 and June 30, 2025, 166,344 tons of CO2 emissions have been avoided as a result of our fuel efficiency program. Our reorganization and continued cost discipline have allowed us to create a leaner and more variable cost structure, which we believe will support a substantial reduction in our CASK and CASK ex-fuel. We intend to continue maintaining cost discipline in our business to sustain our competitive cost structure in the future. The chart below shows the CASK ex-fuel for the twelve-month period ended June 30, 2025, of our company and U.S. legacy carriers and major European international FSCs.

Source: Public filings and Diio.

Note: All carriers’ CASK ex-Fuel converted to dollars using the average spot rates for the period. Lufthansa CASK ex-Fuel only includes network airlines.

1. Figures are adjusted to Grupo Aeroméxico’s average stage length for the twelve-month period ended June 30, 2025 of 1,982 kilometers using each carrier’s scheduled average stage length for the period. SLA CASK ex-Fuel = CASK ex-Fuel * (Carrier average stage length /1,982) ^ (0.5).

Strategic partnership with Delta

We have a long-standing bilateral strategic partnership with Delta that started more than 25 years ago, and Delta owns 20.0% of our outstanding shares. This relationship has flourished over the years through co-founding the SkyTeam alliance, the TechOps MX partnership, and Aeroméxico becoming the only Mexican airline to receive an investment from a global U.S. carrier. In 2015, we entered into a JCA with Delta under which the two airlines have coordinated schedules and pricing on cross-border flights between Mexico and the United States under antitrust immunity granted by the DOT, and cooperated in other areas such as loyalty-program reciprocity, lounge access and code sharing. The DOT’s grant of antitrust immunity for the JCA was subject to periodic review. Since our JCA became effective in 2017, we transported approximately 58 million passengers and operated approximately 454,000 flights, covering around 630 million miles between Mexico and the United States. Our JCA and other agreements with Delta have significantly broadened our network reach and increased the options available to our customers. In addition, our partnership has enabled us to adopt international best practices in operations, marketing, customer service and route development.

The JCA was subject to DOT review following our joint application with Delta to renew the antitrust immunity associated with it in 2022, and on September 15, 2025, after tentative orders, it issued a final order terminating the antitrust immunity of the JCA, effective January 1, 2026. For more information about the Final Order and its impact on our business, see “—Recent Developments—Final DOT Order,” “Risk Factors—We benefit from strategic alliances and our results would be adversely affected if our alliances were interrupted” and “Business—Partnerships and Alliances.”

In addition to being able to maintain these arm’s-length arrangements, we expect we will continue to benefit from our ability to make joint fuel purchases with Delta, which allows us to leverage volume discounts and better credit conditions when purchasing our fuel. Our TechOps MX joint maintenance base with Delta in Querétaro, Mexico, supports our ability to achieve economies of scale and reduces maintenance costs for both Aeroméxico and Delta. In addition, the Final Order allows Delta to retain its equity stake in Aeroméxico. As of the date of this prospectus, Delta and we are exploring ways to challenge the Final Order. For more information about the Final Order and its impact on our business, see “—Recent Developments—Final DOT Order,” “Risk Factors—We benefit from strategic alliances and our results would be adversely affected if our alliances were interrupted” and “Business—Partnerships and Alliances.”

Our relationship with Delta has increased our competitiveness and improved the overall customer experience for our passengers by providing a broader network, greater connectivity, improved schedules at diverse price points, frequent flyer reciprocity and shared VIP lounge access. We believe that our partnership with Delta has led to a significant increase of our NPS score in the Mexico-U.S. market, while growing passenger traffic by approximately 46.6% from 27.4 million in 2016 to 40.1 million in 2024. In the six-month period ended June 30, 2025, our passenger traffic was approximately 4.7 million. Although we will need to end certain of our practices that were built around the antitrust immunity aspects of the JCA, we believe that our ongoing relationships with Delta in aspects that can be continued in full compliance with the antitrust laws, combined with the benefits of our broader network and operational strengths, will continue to support our growth, even though the efficiencies flowing from the antitrust immunity with Delta since 2017 will terminate on January 1, 2026.

Main Mexico-U.S. Cross-border Routes

North America
Seattle
Boston
Detroit
Newark
New York
Chicago
Philadelphia
Washington
San Francisco
Sacramento
Salt Lake City
Fresno
Las Vegas
Raleigh-Durham
Denver
Los Angeles
Phoenix
Atlanta
Dallas
Austin
Houston
San Antonio
Orlando
Tampa
Miami
Monterrey
Guadalajara
Mexico City

(1)

The map does not show all of our routes between Mexico and the United States or all of our routes covered by the JCA between us and Delta. It includes only the main operational and recently announced Mexico-U.S. cross-border routes in terms of number of transported passengers and passenger revenue.

Well recognized and highly valued brand and loyalty program

We have received many awards for our high-quality product and service. Among our most important accolades, we were named a“Five Star Global Airline” by Airline Passenger Experience Association, or APEX, for the sixth consecutive year under the “Global Airlines” category. In addition, according to Diio, we were ranked as the world’s most on-time global airline in 2024 and retained this leading position for the six-month period ended June 30, 2025. Also, in 2024 and 2023, we were among the “Most Responsible Companies in ESG” according to MERCO, and recognized as the “Champion of Experience” and among the 13 most valuable Mexican brands by Kantar BrandZ and as the “Favorite Airline in Mexico” by Trazee Travel Magazine for the fifth consecutive year. We also received the “Best Flight Experience” award from the Food and Travel Reader in 2022 and 2023. We believe that accolades such as these help further the strength of our brand within our target markets. Our world-class operations and customer service are highly valued by our customers, and we believe that it has significantly improved our already high NPS score.

Our Aeroméxico Rewards loyalty program is the largest loyalty program in Mexico, with approximately 13.3 million members as of June 30, 2025. Aeroméxico Rewards members are able to earn and redeem points for flights, hotels, car rentals and at retail partners. We have three status tiers within our program, which offer members differentiated benefits such as complimentary upgrades and access to VIP lounges throughout our network. Our loyalty program members are our most valuable customers. The average fare paid by our Aeroméxico Rewards members for our flights was approximately 19.8% higher than that of non-members in the six-month period ended June 30, 2025.

We have co-branded credit card agreements with American Express and Banco Santander México S.A. Institución de Banca Múltiple, Grupo Financiero Santander de México, or Santander, with a combined total of more than 395,000 cardholders as of June 30, 2025. Under our co-branded credit card agreements, Aeroméxico Rewards members receive points for purchases on their credit cards. Our membership growth plan is instrumental in creating value with our leading bank partners. Together we can leverage our three prominent brands in the Mexican marketplace to create everyday touchpoints with our customers, further fueling engagement and loyalty. We also have partnerships with other airlines, hotels, car rental companies and other third parties that allow our members to accumulate and redeem points at a wide variety of partners. Our co-branded credit cards and third-party partnerships provide us with high margin, diversified revenue streams tied to broader consumer spending rather than air travel. We plan to further expand our loyalty program and credit card partnerships in Mexico and globally.

Seasoned management team

We have a seasoned management team who is focused on protecting and valuing our customers and staff, our most valuable assets. We are the only Mexican airline to be certified as a top employer by the Top Employers Institute in 2023, 2024 and 2025. Our team has more than 98 years of combined experience. Our chief executive officer, Andrés Conesa Labastida, joined us in 2005 and has over 21 years of experience in the aviation industry, including being the chairman of the SkyTeam alliance, a member of the board of governors of the International Air Transport Association, or IATA, becoming the first Mexican to be appointed as chairman of IATA’s board of governors, and serving as chair of the executive committee of the Latin American and Caribbean Air Transport Association, or ALTA, one of the largest Latin American and Caribbean aviation organizations. Our chief financial officer, Ricardo Sánchez Baker, joined us in 2006 and has over 20 years of experience in the aviation and technology industries, including previously serving as chairman of the board of directors of the Sabre Corporation and chair of the Land Support Services (Servicios de Apoyo en Tierra), or SEAT, Technical Committee, which involves Grupo Aeroméxico and Aerolínea del Estado Mexicano, S.A. de C.V., also known as Mexicana de Aviación. Our chief operating officer, Santiago Diago Heilbron, joined our team in 2021 and has more than 33 years of experience in the aviation industry, including serving as Avianca’s executive vice-president, chief operating officer and vice president of flights operations. He has also worked at LAC and LAN airlines and is an A320 pilot. Our chief commercial officer, Aaron James Murray, joined our team as chief commercial officer in 2021 and has more than 24 years of commercial aviation experience, including with Northwest Airlines and Delta.We believe that our seasoned and experienced management team distinguishes us from many of our competitors, providing us with deep market and operational insight into how to be successful in our sector.

Strong operations and customer service

With origins dating back to the 1930s, we have a tenured track record providing safe and reliable service and we aim to continue to optimize our operational excellence for our customers going forward. We have improved our on-time performance to 92.2% in the six-month period ended June 30, 2025, as compared to 87.4% in the six-month period ended June 30, 2024 and 88.1% in 2024. According to Diio, we were ranked as the world’s most on-time global airline in 2024 and retained this leading position for the six-month period ended June 30, 2025. Our mishandled baggage rate and completion factor were 4.2% and 99.8%, respectively, in the six-month period ended June 30, 2025. We intend to invest in fleet expansion, renewal and customer service. By investing in product consistency, reliability and service, we will continue to transport our customers to their destinations on-time, which we believe will allow us to maintain and expand our revenue premium.

We have worked to improve our customer services by expanding the digital tools at our customers’ disposal. For example, we have made improvements to our electronic processes that handle the passenger check-in system, including changes that allow our customers to modify their reservations, seat assignment and monitor their baggage in real time through our mobile application. We have also adopted several other key initiatives, including new and automated baggage reconciliation system and new technologies, such as biometrics, kiosks modernization and check-in improvements. For further information about our information technology systems, see “Business—Information Technology.”

Our Growth Strategy

We aim to provide global connectivity and premier customer service to the Mexican aviation market. Through our differentiated premium product offering and high-level of customer service, we believe that we can continue to maintain our leadership in Mexico. Several key pillars of our growth strategy going forward include:

Upgauging our fleet to drive highly profitable growth

We are committed to an investment plan to expand our product offering and enhance our customer service. We expect to expand our capacity primarily through upgauging our fleet, which presents fewer risks than expanding our fleet by adding new aircraft. This expansion is expected to improve our profitability throughout our network. Moreover, we intend to increase the uniformity of our fleet, which we believe will improve operational efficiency, reduce operating, fuel and maintenance costs and improve our training programs. We have grown our fleet by 16% between 2021 and 2024 and we anticipate growing our fleet by 3% between 2025 and 2026. Through upgauging, we have also grown our overall capacity, measured based on the total number of seats in our fleet, by 25% between 2021 and 2024 and expect our overall capacity to grow by 4% between 2025 and 2026. Upgauging primarily helps us optimize usage of our capacity at MEX and maximize our revenue premium, while flying newer and larger aircraft that are generally preferred by customers. This offers the most efficient and profitable growth as larger aircraft drive lower CASK due to operational leverage, as well as increased fuel efficiency. We intend to further increase the use of modern and efficient aircraft, such as the Boeing 737 MAX, with a better and consistent product to replace older, less efficient, lower capacity aircraft, such as the E190, across our domestic network, as well as more efficient wide-body aircraft such as the B787-9 for our international long-haul flights. For risks related to our fleet upgauging strategy, see “Risk Factors—Risks Related to Our Business—Our fleet consists entirely of aircraft manufactured by Boeing and Embraer, and we rely on a limited number of suppliers for our engines. As such, we are susceptible to issues that affect these suppliers.”

Fleet Upgauge – E190 v. B737-9 MAX

(1)	Considers estimated costs for each aircraft operating the same route during 2024.

Expanding our network through new profitable destinations as well as densifying existing routes

We plan to continue to expand our network by growing our existing routes and expanding into new profitable markets by growing our existing network by upgauging to larger aircraft with more seats in capacity constrained airports and by adding additional frequencies to high traffic, profitable destinations, using airports with available incremental capacity. Increasing capacity on existing profitable routes provides the most efficient and profitable path to expand our network, as these routes have an existing customer base, sales efforts and infrastructure in place.

We also look to grow our network through new profitable international and domestic routes, including from airports outside of our hub in Mexico City, such as the Guadalajara, Cancún and Monterrey airports, and international destinations that are attractive to VFR passengers. Similar to our existing network opportunity, we believe that there are incremental routes, including those previously served by other airlines but not Aeroméxico, where we can profitably expand our network. Adding incremental routes to our network will further allow us to leverage our loyal customer base, providing them air service to even more travel destinations.

In addition, we have expanded our Mexico-U.S. cross-border operations with 27 new routes, from nine airports in Mexico to 17 destinations in the United States. With the new routes and increased frequencies to current destinations, we operated 82 daily frequencies to the United States as of June 2025, which represents an increase of approximately 4.0% in departures compared to June 2024, with a presence in 35 markets across the United States. For the risks related to our strategic alliances and network expansion, see “Risk Factors—Risks Related to our Business—We benefit from strategic alliances, and our results would be adversely affected if our alliances were interrupted.”

Sharpening our focus on premium travelers

We intend to consolidate our position as the carrier of choice for travelers to, from, and within Mexico through a variety of strategies that we believe will grow our revenue premium.

We plan to further analyze data on flight occupancy, pricing and demand, utilization rates and revenue per route to expand our revenue base and support our network growth strategy. These efforts are intended to allow us to optimize our schedules and frequencies to important business and leisure destinations. In addition, we believe we are the airline of choice for Mexican corporations, and we intend to reach agreements with more business entities to solidify our position as the preferred carrier for business travel across our domestic and international network. By offering flights to the destinations where our premium customers want to travel when they want to travel, we believe that we will enhance our value proposition and drive growth. The other major airlines based in Mexico generally provide more limited frequency point-to-point service and predominantly serve travelers that are more price-sensitive.

Additionally, we will continue to analyze customer preference data in order to enhance our product offering to premium customers, to grow our value proposition and customer loyalty while also attracting new high yielding customers. As we replace our E190s with new Boeing 737 MAX aircraft across our domestic network, we will significantly improve customer experience. The Boeing 737 MAX is our newest aircraft model and has exclusively designed seats, on-board Wi-Fi, high-definition screens in every seat, individual USB ports and more personal storage space than our E190s. As we increase our usage of the Boeing 737 MAX in place of E190s, our customers will have a much more consistent and much higher quality experience that will allow us to grow our revenue premium.

Continuing to drive growth through our partnerships, including with Delta and other airlines

We believe that our longstanding partnership with Delta and with SkyTeam gives us a competitive advantage unmatched by other carriers in Mexico. These partnerships offer global connectivity and more simplified travel experience to many more destinations than any of our Mexican competitors. Through our code sharing agreements with SkyTeam members, our customers currently have access to over 13,600 daily flights to 1,000 destinations in 160 countries, as of September 2025. There is still significant untapped potential to leverage our position, to establish additional partnerships globally and profitably grow our business.

We have benefitted significantly from ten years of our partnership with Delta through the JCA, which has enjoyed antitrust immunity granted by the DOT. The JCA has provided us with significant synergies in the cross-border Mexico-U.S. aviation market. The metal neutral nature of our JCA has broadened our customer reach, increased our service options for our customers with expanded connectivity and maximized profitability by capitalizing on the strength of the Aeroméxico and Delta brands in their local points of sale. We intend to continue evaluating new initiatives with Delta to support incremental revenue growth and margin enhancement opportunities. Since January 2024, we have introduced 27 new cross-border routes, from nine airports in Mexico to 17 destinations in the United States, and we increased by 6% the number of available seats in routes covered by our JCA between June 2024 and June 2025, widening options for passengers traveling between Mexico and the United States. Within the scope of our JCA, we and Delta offered approximately 85 daily flights between Mexico and the United States on approximately 81 routes in 2024. With the new routes and increased frequencies to current destinations, we operated 82 daily frequencies to the United States as of June 2025, which represents an increase of approximately 3% in departures compared to June 2024, with a presence in 60 markets across the United States.

The JCA was subject to DOT review following our joint application with Delta to renew the antitrust immunity associated with it in 2022. On January 26, 2024 and July 19, 2025, the DOT issued tentative orders tentatively terminating this antitrust immunity; and on September 15, 2025, the DOT issued a Final Order terminating the antitrust immunity of the JCA, effective January 1, 2026. The Final Order directs us and Delta to wind down certain joint operations covered by the antitrust immunity by January 1, 2026, such as price coordination, schedule coordination, and revenue sharing, while we may still retain arm’s-length cooperation, including in codesharing, frequent flyer program reciprocity, and other joint marketing activities. In the Final Order, the DOT stated that “Delta and Aeroméxico will continue cooperating as arm’s length commercial partners, continuing many of the benefits of the joint venture.” The DOT further stated that “even without immunity, they will still be able to provide consumer benefits through code sharing, frequent flyer program cooperation, and other joint marketing activities (activities they have engaged in for more than 30 years), which will enable them to continue to attract customers to their services.” Although we will need to end certain of our practices that were built around the antitrust immunity aspects of the JCA, we believe that our ongoing relationships with Delta in aspects that can be continued in full compliance with the antitrust laws, combined with the benefits of our broader network and operational strengths, will continue to support our growth, even though the efficiencies flowing from the antitrust immunity from Delta since 2017 will terminate on January 1, 2026. For more information about the Final Order and its impact on our business, see “—Recent Developments—Final DOT Order,” “Risk Factors—We benefit from strategic alliances and our results would be adversely affected if our alliances were interrupted” and “Business—Partnerships and Alliances.”.

Given the success of our JCA with Delta, we see further opportunities for similar bilateral partnerships with other airlines across South America, Europe and Asia. For example, between 2020 and 2024, we entered into strategic code sharing agreements with LATAM, giving our loyal customers additional south bound destinations in Ecuador and Peru. We are expanding that list of destinations under those agreements. Those partnerships also provide loyalty program reciprocity and lounge access in certain locations. We believe there are meaningful growth prospects in broadening our code sharing with LATAM and enhancing connectivity throughout the Americas.

Additional partnerships will help us widen our network reach and increase service connectivity, while still operating under our lower cost structure. We believe this combination will allow for meaningful incremental growth and enhanced profitability.

Expanding our leading loyalty program, Aeroméxico Rewards

Aeroméxico Rewards is Mexico’s leading loyalty program with approximately 13.3 million members as of June 30, 2025. Aeroméxico Rewards membership has grown by approximately 64.4% between December 31, 2020 and June 30, 2025, and by approximately 14.0% between June 30, 2024 and June 30, 2025. Our program is designed to build lifetime engagement with our highest-value customers through a combination of point-based rewards and a comprehensive suite of elite travel benefits. We offer unique point accrual and redemption opportunities across our partners, the most important being the ability to redeem for air travel on Aeroméxico and our other airline partners worldwide.

In July 2022, we completed the acquisition of most of Aimia’s minority stake in Club Premier, currently known as Aeroméxico Rewards, to obtain control over PLM, which unlocked our ability to establish a direct relationship with our customers and members and allowed us to offer a streamlined digital experience and enhanced portfolio of redemption options that accelerated our customer engagement. This program has enabled us to expand program penetration and drive additional premium revenue to Aeroméxico. In addition, as part of our reorganization, we transformed our loyalty program from a distance-based to revenue-based accrual program to attract, incentivize, and reward our most valuable and loyal customers and increase the value proposition for individuals flying shorter distances. We continue to explore additional initiatives that will drive growth for Aeroméxico while also delivering more value to our customers, including through cross-selling services. We believe that these initiatives will support further membership growth in the program, which we also plan to supplement with marketing campaigns on our website and at airports.

Our Aeroméxico Rewards program also benefits from long-term growth in the underpenetrated Mexican loyalty and credit card markets. As of June 30, 2025, our membership base accounted for approximately 10.2% of the total Mexican population. Based on precedent examples across the globe, we believe there is significant room for continued expansion. By comparison, in 2024, LATAM Airlines’ loyalty program, LATAM Pass, accounted for approximately 13% of the population in the relevant geographies where the program operates (Argentina, Brazil, Chile, Colombia, Ecuador and Peru), Avianca’s LifeMiles accounted for approximately 23% of the population in Colombia and Qantas’ Loyalty accounted for 60% of Australia’s population. Additionally, the credit card market in Mexico remains underpenetrated, relative to that of other developed and emerging economies. According to the IMF, in Mexico, the average number of credit cards per adult is approximately 0.3x compared to 0.8x, 1.2x and 2.2x in Chile, Brazil and the U.S., respectively, as of December 31, 2023. As the unbanked population in Mexico continues to diminish with the aid of smartphones and financial technology companies, the eventual sophistication of consumers will drive an increase in the origination and usage of credit cards with travel benefits. Even a modest increase in the per capita credit card rate in Mexico could result in significant growth in our co-branded credit cards.

Enhancing Revenue Premium Through Product Differentiation and Personalization

We have undertaken a transformation of our product offering and the way it is displayed, segmented, and priced. Leveraging modern technology, we now present customers with a more clearly defined and differentiated value proposition across our cabin classes—Economy, AM+, Premier, and Premier One—which enables initial segmentation through differentiated pricing and service attributes. Within each cabin class, we offer a range of branded fare families—Basic, Classic, and Flex—designed to reflect varying customer preferences and willingness to pay. These fare families differ by attributes such as carry-on allowance, checked baggage, seat selection, and ticket flexibility, providing additional differentiation across service levels.

We also continue to expand our ancillary revenue portfolio through the use of New Distribution Capability, or NDC, standards and emerging technologies to develop and distribute value-added services, including lounge access, priority boarding, and pet transportation. These offerings support our strategy of addressing a broad range of customer needs through customizable options that enhance the travel experience.

Our revenue management systems have been enhanced through the integration of advanced data analytics and customer behavior insights, allowing for more accurate alignment of pricing with perceived customer value across fare classes. We have supported these efforts through investment in personnel, processes, and analytical tools, which enable a more dynamic and precise approach to inventory and price optimization. These capabilities are intended to strengthen our competitive positioning relative to both full-service and low-cost carriers. We are also in the process of piloting continuous pricing models powered by artificial intelligence. These dynamic pricing strategies are intended to unlock additional revenue potential while offering customers a broader range of price points and product options tailored to their individual needs and preferences.

Our Route Network

As of June 30, 2025, we offer service to 52 international cities in 22 countries and 48 domestic destinations, including every major city in Mexico. The map below represents our international route network as of the date of this prospectus, including operational and recently announced routes.

Main International Routes(1)

North America
Vancouver
Seattle
San Francisco
Sacramento
Fresno
Las Vegas
Los Angeles
Phoenix
Salt Lake City
Denver
Dallas
Austin
San Antonio
Houston
Chicago
Detroit
Montreal
Toronto
Boston
Newark
New York
Philadelphia
Washington
Raleigh-Durham
Atlanta
Orlando
Tampa
Miami
Havana
Punta Cana
Santo Domingo
Monterrey
Guadalajara
Mexico City
Guatemala
San Pedro Sula
San Salvador
Managua
San Jose
Panama
Cartagena
Medellin
Bogota
Cali
South America
Lima
São Paulo
Buenos Aires
Santiago de Chile
Asia
Seoul
Tokyo
Europe
London
Amsterdam
Paris
Madrid
Rome

(1)	The map does not show all international routes. It includes only the main operational and recently announced international routes in terms of transported passengers and passenger revenue.

Recent Developments

Capital Stock Reduction

On September 22, 2025, we convened a shareholders’ meeting, scheduled to be held on October 9, 2025 to propose a reduction of the variable portion of our capital stock, through a reimbursement of capital to our shareholders. The cash distribution to our shareholders of the capital reduction is expected to occur between

October 10, 2025, and October 15, 2025, and in any event before the closing of this offering and will be made to each shareholder of record as of October 9, 2025. The capital reduction will not result in a reduction in the number of our shares outstanding, since our shares have no par value.

Final DOT Order

The JCA was subject to DOT review following our joint application with Delta to renew the antitrust immunity associated with it in 2022. On January 26, 2024 and July 19, 2025, the DOT issued tentative orders tentatively terminating this antitrust immunity; and on September 15, 2025, the DOT issued the Final Order, terminating the antitrust immunity it had granted to the JCA citing concerns that Mexican government actions had distorted competition, particularly in relation to slot management at MEX. The termination will be effective as of January 1, 2026. Consequently, the Final Order, directs us and Delta to wind down by January 1, 2026 certain joint operations that were covered by the immunity, such as pricing coordination, schedule coordination, and revenue sharing by that date. At the same time, the Final Order does not prevent us from continuing to engage in arm’s-length cooperation, such as codesharing, frequent flyer program reciprocity, and other joint marketing activities. The termination of antitrust immunity introduces complexities in ensuring compliance with antitrust laws during the transition period and in our dealings with Delta. We are implementing measures to address these complexities. As of the date of this prospectus, Delta and we are exploring potential avenues to challenge the Final Order. For more information about the Final Order and its impact on our business, see “Risk Factors—We benefit from strategic alliances and our results would be adversely affected if our alliances were interrupted” and “Business—Partnerships and Alliances.”

Capital Stock Split

On August 25, 2025, we approved a 1-to-10 stock split of our authorized, issued and outstanding common shares. Following the split, our common shares remain registered, nominative and with no par value. Accordingly, the number of our authorized common shares increased from 150,066,355 (out of which 13,642,396 were treasury shares) to 1,500,663,550 (out of which 136,423,960 are treasury shares), and the numbers of our issued and outstanding and treasury common shares were each adjusted accordingly at a 1-to-10 ratio. The capital stock split did not affect our shareholders’ proportional ownership or corporate rights.

DGIE Approval

In anticipation of this global offering, we sought regulatory approval from the DGIE to amend our bylaws to, among other things, reflect provisions applicable to a public company in Mexico and add provisions so that Mexican investors, at all times, control us as required by the Mexican Foreign Investment Law. On March 22, 2024, we received the DGIE Regulatory Approval to amend our bylaws for purposes of adopting the corporate form of a public variable capital company (Sociedad Anónima Bursátil de Capital Variable), or S.A.B. de C.V., which is the corporate form we are required to have to register our shares with the RNV maintained by CNBV, and list our shares on a licensed Mexican stock exchange (which are pre-requisites to conduct a public offering of our shares and the ADSs). The DGIE Regulatory Approval enables us to proceed with this global offering of our current single series of common stock in the form of ADSs, without any further amendments to our bylaws.

In addition, following the requirements of the DGIE Regulatory Approval, we submitted to the DGIE for review a draft of revised bylaws to, among other changes, reflect a split and reclassification of our single series of common shares into three separate series of shares (earmarked for Mexican investors, foreign investors and neutral shares for public investors (including foreign investors, but without any voting rights, to underlie the ADSs)) and establish corporate safeguards to ensure that we are controlled by Mexican investors at all times. On September 30, 2024, we received additional comments from the DGIE to our submission. After completion of the global offering, we intend to submit a new draft of our bylaws to the DGIE and comply with the DGIE requirements, but the timing of this review and eventual approval of the subsequent amendment to our bylaws remain uncertain, as the DGIE may request additional information or further amendments to our bylaws.

In addition to amending our bylaws, if the DGIE so instructs as a means to comply with the DGIE Regulatory Approval, we may adopt legal structures designed to ensure compliance with the DGIE requirements relating to our control by Mexican investors. Once we receive authorization from the DGIE relating to our bylaws and, if applicable, the related control structures, we will call a shareholders’ meeting to adopt the revised bylaws approved by the DGIE. See “Risk Factors—Risks Related to the ADSs and the Shares Underlying the ADSs—Following this global offering, we may be required to amend our bylaws to split our single series of common shares into three series of shares and to reclassify the shares sold in this global offering into new series of shares and your rights as an ADS holder may be modified to comply with the DGIE Regulatory Approval and the Mexican Foreign Investment Law” and “Description of Capital Stock—Restrictions Applicable to non-Mexican Investors—Restrictions on Ownership under the Mexican Foreign Investment Law.”

Consistent with the legal requirement that Mexican investors control us, the DGIE Regulatory Approval also requires that, once the reclassification takes place as approved by the DGIE, (i) Mexican investors appoint and remove a majority of the board members and members of the board committees, and the president of the board (that would have a casting vote) and the president of each board committee, (ii) a majority of board members appointed by Mexican investors be present at each meeting of the board or a committee to have a quorum, and (iii) all shareholder decisions be approved by a majority of Mexican investors.

Our Corporate Structure

The following chart shows our simplified corporate structure, reflecting our main shareholders and material operating companies, as of the date of this prospectus:

(1)

Includes 273,130,040 shares held directly by the Apollo shareholder and 32,197,150 shares held by Banco Actinver F/5292 Trust on behalf of the Apollo shareholder. See “Principal and Selling Shareholders.”

We have three main operating subsidiaries: Aerovías Empresa de Cargo S.A. de C.V. (known as Aeroméxico Cargo), Aerovías de México S.A. de C.V. (known as Aeroméxico), and Aerolitoral S.A. de C.V. (known as Aeroméxico Connect). Aeroméxico is our principal commercial airline subsidiary operating mainly on high-density routes, such as international routes and among the Mexican business triangle between Mexico City, Guadalajara and Monterrey. Aeroméxico Connect is our second commercial airline subsidiary for short-haul markets and covers mostly domestic destinations within Mexico. As of June 30, 2025, Aeroméxico and Aeroméxico Connect employed approximately 75.8% of our employees.

Aeroméxico Cargo is our operating subsidiary providing freight services to our customers locally and internationally. Estrategias Especializadas en Negocios, S.A. de C.V. provides airport ground handling services exclusively to us. PLM manages our loyalty program, Aeroméxico Rewards. All of our subsidiaries are incorporated in Mexico.

Summary of Risk Factors

We are subject to the following risks:

•	external risks, including health threats (such as the COVID-19 pandemic), accidents, global instability, security breaches, terrorism and natural disasters;

•	lower demand for air travel, including business travel, due to seasonality changes in customer behavior and economic conditions in Mexico or markets where we operate;

•	higher costs due to (i) high jet fuel prices due to low fuel availability and fuel market volatility, (ii) increase in maintenance costs, and (iii) airport operation fees;

•	our capacity to fulfill our fixed obligations, or to obtain financing for long-term leases or aircraft purchases, may be limited;

•	we may be unable to retain and attract key personnel, particularly qualified pilots and we depend on our labor relations with our employees and the unions that represent them;

•	we rely on few aircraft manufacturers and are susceptible to issues that affect these suppliers;

•

we depend on our main hub, MEX, and we are affected by airport operation issues such as air traffic disruptions, slot availability, airport service providers, and terms and conditions of airport operating agreements;

•	we may be unable to maintain and renew our permits and concessions;

•

we rely on the continuity of our partnerships with Delta and our capacity to maintain or enter into new alliances and partnerships and we are subject to the compliance and regulatory risks associated with making the transition out of the provisions of the JCA that will be unwound by January 1, 2026 as a result of the Final Order;

•

we are subject to decisions by government authorities in Mexico, the United States and other countries where we operate that could affect our operations, such as the imposition of tariffs that affect passenger travel, cargo transportation or the import of supplies and spare parts or new regulatory requirements, visa requirements, sanctions against Mexican entities, fare regulations, aircraft seizures, customer protection mandates, and environmental law;

•	we are subject to the imposition of new procedural requirements imposed by the DOT under the current U.S. administration;

•	we are subject to currency fluctuations, especially the devaluation and depreciation of the peso, high inflation and high interest rates;

•

Mexican law precludes non-Mexican control of our company, limiting the voting power and the number of shares that can be held by non-Mexican investors. In addition, foreign ownership and change of control restrictions under Mexican law, reflected in our bylaws, may make it difficult and costly for a third party to pursue a tender offer or other takeover attempt resulting in a change of control;

•

following this global offering, we may be required to amend our bylaws to split our single series of common shares into three series of shares and to reclassify the shares sold in this global offering into new series of shares and your rights as an ADS holder may be modified to comply with the DGIE Regulatory Approval and the Mexican Foreign Investment Law; and

•

our transformation into a public company in the United States may increase our costs and disrupt the operation of our business, and as a foreign private issuer, or FPI, we have different disclosure obligations as compared to United States companies, and we rely on exemptions from the NYSE corporate governance standards.

THE GLOBAL OFFERING

Issuer	Grupo Aeroméxico, S.A.B. de C.V.

The Mexican offering	Concurrently with the offering of ADSs, we and the selling shareholders are offering and shares, respectively, through the Mexican underwriters, in a public offering in Mexico authorized by the CNBV.

The global offering	The global offering consists of this offering and the Mexican offering, totaling shares, including shares represented by the ADSs. The closing of the Mexican offering is conditioned upon the closing of this offering. The number of shares represented by ADSs offered in this offering and the number of shares offered in the Mexican offering are subject to reallocation between underwriting syndicates conducting the offerings.

Reallocations	The number of shares to be offered pursuant to this offering and the Mexican offering is subject to reallocation between the underwriters and the Mexican underwriters depending on the existing demand in the various markets. See “Underwriting (Conflict of Interest).”

Mexican underwriters	Morgan Stanley México, Casa de Bolsa, S.A. de C.V. and Barclays Capital Casa de Bolsa, S.A. de C.V., Grupo Financiero Barclays México

Selling shareholders

ADSs offered by us

ADSs offered for resale by the selling shareholders in this offering

ADSs

Each ADS represents 10 common shares, no par value. As an ADS holder, you will not be treated as one of our shareholders, you will not have direct shareholder rights and you will only be able to exercise your right to vote the shares underlying your ADSs in accordance with applicable law and the terms of a deposit agreement among us, The Bank of New York Mellon, or the depositary, and all holders and beneficial owners from time to time of ADSs issued thereunder. The depositary, the depositary’s Mexican custodian or its nominee, will be the holder of the shares underlying your ADSs.

To better understand the terms of the ADSs, see the section of this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the form of deposit agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Offering price range	$ and $ per ADS.

Option to purchase additional ADSs	The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs at the applicable public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, to cover over-allotments, if any.

The underwriters of this offering and the Mexican underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purposes of pegging, fixing or maintaining the price of the ADSs, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, and as and to the extent permitted under the LMV. See section of this prospectus entitled “Underwriting (Conflict of Interest)—Stabilization, Short Positions and Penalty Bids.”

The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs and shares offered under this prospectus.

Voting rights and ownership limitations

To comply with the requirements of the DGIE Regulatory Approval granted in favor of our company that allows us to receive foreign investment and to be in a position to monitor and respect the limits to foreign investment provided under the Mexican Foreign Investment Law, we will employ detailed methods to identify the nationality of the shareholders, and to record and count votes at shareholders’ meetings. Before granting admission cards to any shareholders’ meeting, we will verify whether the investor requesting to be represented at any such meeting is a Mexican investor or a non-Mexican investor, so that votes cast by non-Mexican investors that exceed 49% of the number of Mexican investor owned shares represented at the relevant shareholders’ meeting will be recorded and deemed voted in the same manner as the votes of the majority of the Mexican investors. Such excess over the 49% threshold will be deemed voted (and votes will be deemed cast) in the same way as the vote of the majority of the Mexican investors.

As a result, non-Mexican investors who are ADS holders will not be able to exercise control over the management or direction of our company. In addition, our bylaws establish that non-Mexican investors may not, in any event, hold more than 90% of our shares. See “Description of Capital Stock—Restrictions Applicable to non-Mexican Investors.”

ADS holders can exercise their right to vote by providing instructions to the depositary. All votes submitted by ADS holders will be treated as non- Mexican investor votes, except for votes submitted by ADS holders that comply with the special procedures for Mexican investors. ADS holders who are Mexican investors must be registered on the books of the depositary (and not hold their ADSs in account with brokers and other intermediaries through DTC) as of the ADSs voting record date in order to utilize those special procedures required for their votes to be counted as voted by a Mexican investor. See “Description of American Depositary Shares—Voting Rights—How do you vote?”

Depositary	The Bank of New York Mellon.

Use of proceeds

The net proceeds to us from the global offering are expected to be approximately $   million, assuming an initial public offering price of $   per ADS, the midpoint of the range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts, commissions and offering expenses payable by us.

We intend to use the net proceeds from the global offering for general corporate purposes, which may include payments related to:

•   the expansion of our fleet;

•   investments in customer experience infrastructure; and

•   fleet maintenance obligations.

We will not receive any proceeds from the sale of ADSs and shares by the selling shareholders in this global offering.

The selling shareholders will bear any underwriting fees and commissions attributable to their sale of the ADSs and shares and we will bear the remaining fees, costs and expenses of this global offering, which we estimate to be approximately $    million.

Lock-up agreement	We, our executive officers and directors and certain of our shareholders, representing approximately % of our outstanding common shares prior to this offering, have agreed that, for a period of 180 days after the date of this prospectus subject to certain exceptions, we and they will not directly or indirectly, without the prior written consent of Barclays Capital Inc., or Barclays, and Morgan Stanley & Co. LLC, or Morgan Stanley, (1) offer for sale, sell, pledge, lend or otherwise dispose of (or enter into any transaction or device that is designed to, or could reasonably be expected to, result in the disposition by any person of) any shares or ADSs (including, without limitation, shares or ADSs that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares or ADSs that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for shares or ADSs, including any securities received in exchange for shares as a result of the split and reclassification of our single series of shares into three series, as described in “Prospectus Summary—Recent Developments—DGIE Approval” and “Business—Recent Developments—DGIE Approval,” (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares or ADSs, whether any such transaction described in (1) or (2) above is to be settled by delivery of shares, ADSs or other securities, in cash or otherwise, (3) publicly file or cause to be publicly filed a registration statement, including any amendments thereto, with respect to the registration of any shares or ADSs or securities convertible, exercisable or exchangeable into shares or ADSs or any other of our securities (other than any registration statement on Form S-8) or (4) publicly disclose the intention to do any of the foregoing for a period commencing on the date hereof and ending on the 180th day after the date of this prospectus.

Deposits of shares subject to a lock-up agreement for delivery of ADSs would be permitted provided that the resulting ADSs are also subject to the lock-up agreement. See “Underwriting (Conflict of Interest).”

Listing	We have applied to list the ADSs on the NYSE under the symbol “AERO.” The ADSs are expected to begin trading on the NYSE on , 2025. We have applied to list the shares of our stock on the BMV under the symbol “AERO.”

Dividends	We have not paid any cash dividends in the last three years and do not expect to pay any cash dividends on our stock in the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth. See “Dividend Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

Taxation	Under current Mexican Income Tax Law (Ley del Impuesto sobre la Renta), dividends paid to holders of ADSs who are not residents of Mexico for tax purposes would be subject to a 10% withholding tax rate in Mexico. Non-Mexican holders may be subject to an exemption or reduced tax rate under applicable tax treaties entered into by, and binding on, Mexico, provided that certain requirements are met.

The sale or disposition of ADSs by holders who are not residents of Mexico for tax purposes would be exempt from Mexican income taxation if (i) the sale is conducted on a recognized stock exchange, including the NYSE, (ii) the shares underlying the ADSs are registered in the RNV (which we expect to complete on or before the consummation of this global offering) prior to such sale or disposition of the ADSs, and (iii) the holder is a tax resident of a country with which Mexico has in force a treaty for the avoidance of double taxation. See “Taxation.” Potential investors should consult their own tax advisors.

Risk Factors	See “Risk Factors” beginning on page 31 and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in the ADSs.

Conflict of Interest	Apollo Global Securities, LLC, or AGS, an affiliate of Apollo Global Management, Inc., or, together with its consolidated subsidiaries, Apollo, is an underwriter in this offering and will receive a portion of the underwriting fees and commissions in connection with this offering. Affiliates of Apollo beneficially own in excess of 10% of our shares. For additional information, see “Principal and Selling Shareholders.” As a result, AGS is deemed to have a “conflict of interest” under Financial Industry Regulation Authority, Inc., or FINRA Rule 5121, and this offering will be conducted in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing this offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. AGS will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder. See “Underwriting (Conflict of Interest).”

SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

The following tables summarize certain of our consolidated financial and operating data for our business for the periods presented. You should read the following summary financial data in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and our interim financial statements, all included elsewhere in this prospectus. We prepare our audited consolidated financial statements in accordance with IFRS and our interim financial statements in accordance with IAS 34.

We derived the summary tables below from our audited consolidated financial statements and interim financial statements included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

Consolidated Statements of Profit or Loss and Other Comprehensive Income Data

	For the Six-Month Period Ended June 30,		For the Years Ended December 31,
	2025	2024	2024	2023	2022
	(in millions of dollars)
Revenues
Passenger	2,258.3	2,467.0	5,150.9	4,504.2	3,402.4
Air Cargo	152.3	141.0	296.1	269.9	291.3
Other	87.1	86.9	172.9	142.0	118.3

Total revenue	2,497.7	2,694.9	5,619.9	4,916.1	3,812.0
Operating expenses:
Jet-fuel	560.3	646.0	1,236.6	1,310.2	1,414.8
Wages, salaries and benefits	529.4	530.6	1,084.1	896.1	638.3
Maintenance	103.5	117.3	258.2	232.2	202.7
Aircraft, communication and traffic services	284.2	282.2	591.0	532.1	445.8
Passenger services	70.6	68.4	140.8	113.6	85.6
Travel agent commissions	43.5	58.5	122.1	112.0	73.1
Selling and administrative	165.4	190.9	406.3	357.6	287.4
Aircraft leasing	8.0	8.1	16.2	23.8	143.5
Depreciation and amortization	352.7	306.0	655.1	579.8	453.5
Impairment (reversal)	(3.7)	—	—	3.4	(1.2)
Restructuring (income) expenses, net	—	—	—	—	(114.1)
Other loss (income), net	14.3	9.9	48.5	36.5	1.4
Share of loss (gain) on equity accounted investees, net of tax	(2.8)	(1.0)	(5.9)	3.1	(329.6)

Total operating expenses	2,125.4	2,216.9	4,553.2	4,200.3	3,301.2

Total operating income	372.3	478.0	1,066.7	715.8	510.8
Finance income (cost)
Finance income	18.3	87.6	77.9	70.8	15.3
Finance cost	(278.1)	(200.9)	(447.4)	(499.0)	(465.9)

Net finance cost	(259.8)	(113.2)	(369.5)	(428.1)	(450.6)

Income before income tax	112.5	364.8	697.2	287.7	60.3
Income tax expense	22.5	18.1	79.7	14.3	124.5

Income (loss) for the period	90.0	346.7	617.5	273.4	(64.2)

Consolidated Statements of Financial Position Data

	As of June 30,	As of December 31,
	2025	2024	2023	2022
	(in millions of dollars)
Assets
Current assets:
Cash and cash equivalents	922.5	842.0	937.7	842.2
Derivative financial instruments	—	—	0.3	1.9
Trade and other receivables	673.0	591.5	618.2	391.3
Due from related parties	2.8	3.1	1.1	0.5
Prepayments and deposits	71.3	70.4	48.7	44.6
Inventories	158.9	139.7	108.5	97.0

Total current assets	1,828.5	1,646.6	1,714.6	1,377.4
Non-current assets:
Property and equipment, including right-of-use	3,476.3	3,206.6	2,787.6	2,643.4
Intangible assets and goodwill	1,081.0	1,080.4	1,071.8	1,063.8
Prepayments and deposits	142.3	160.5	148.9	138.0
Investments in equity accounted investees	19.8	17.0	27.1	30.2
Other non-current assets	11.9	10.8	6.7	2.3
Deferred tax assets	261.9	261.7	335.0	291.1

Total non-current assets	4,993.2	4,736.9	4,377.2	4,168.7

Total assets	6,821.6	6,383.6	6,091.8	5,546.2

Liabilities
Current liabilities:
Loans and borrowings, including leases	479.5	448.3	523.2	514.0
Trade and other payables	1,602.8	1,652.2	1,533.6	1,032.2
Due to related parties	0.9	0.8	14.4	0.4
Provisions	48.4	117.2	85.9	32.3
Air traffic liability	698.4	617.2	836.4	784.2
Frequent flyer program	291.2	288.0	247.2	234.6
Income taxes payable and employee’s statutory profit sharing	39.0	69.5	28.8	5.2

Total current liabilities	3,160.2	3,193.2	3,269.4	2,603.0
Non-current liabilities:
Loans and borrowings, including leases	3,480.2	3,252.6	2,711.1	2,937.0
Frequent flyer program	313.6	300.4	268.2	211.4
Provisions	236.4	207.1	218.9	234.5
Employee benefits	306.4	209.1	235.8	185.4
Deferred tax liabilities	129.9	121.1	121.1	105.7

Total non-current liabilities	4,466.6	4,090.3	3,555.3	3,674.0

Total liabilities	7,626.8	7,283.5	6,824.7	6,277.0
Equity (deficit):
Capital stock	3,543.2	3,526.0	4,326.9	4,598.0
Share premium	(2,182.9)	(2,182.9)	(2,182.9)	(2,182.9)
Statutory reserve	24.8	24.8	24.8	24.8
Stock repurchase reserve	29.7	29.7	29.7	29.7
Equity accounted investees share of OCI	(6.6)	(6.6)	(6.6)	(6.6)
Remeasurement of defined benefit liability	16.1	17.2	13.1	16.4
Accumulated deficit	(2,231.4)	(2,310.1)	(2,939.9)	(3,212.2)
Total deficit attributable to equity holders of the Company	(807.2)	(902.0)	(734.9)	(732.8)
Non-controlling shareholders	2.1	2.1	2.0	2.0

Total deficit	(805.1)	(899.9)	(732.9)	(730.8)

Total equity and liabilities	6,821.6	6,383.6	6,091.8	5,546.2

Non-IFRS Financial Measures and Reconciliations

We prepare our audited consolidated financial statements in accordance with IFRS and our interim financial statements in accordance with IAS 34. In addition to disclosing financial results prepared in accordance with IFRS, we disclose information regarding Adjusted EBITDA and Adjusted EBITDAR, which are non-IFRS measures. We believe these financial reporting measures to be useful indicators of our operational performance. These known performance measurements in the aviation industry are frequently used by investors, stock analysts and others who are interested in comparing the operational performance of companies in our industry.

We define Adjusted EBITDA as profit or loss for the period before income tax expense (benefit), depreciation and amortization, net finance cost, impairment (reversal) and the gain from remeasurement to fair value of PLM.

We define Adjusted EBITDAR as Adjusted EBITDA before aircraft leasing expense, in light of the non-recurring nature of this item. We consider Adjusted EBITDAR to be solely a valuation metric, not a performance metric.

Adjusted EBITDA and Adjusted EBITDAR have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are: (i) they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments; (ii) they do not reflect changes in, or cash requirements for, our working capital needs; (iii) they do not reflect our cash requirements necessary to service interest or principal payments on our debt; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and they do not reflect any cash requirements for such replacements; (v) they do not adjust for all non-cash income or expense items that are reflected in our consolidated statements of profit or loss and other comprehensive income; (vi) they do not reflect the impact of all non-recurring items; and (vii) other companies in our industry may calculate these measures, or similarly titled measures, differently than we do, limiting their usefulness as comparative measures.

We believe that while Adjusted EBITDAR excludes aircraft leasing expense, it is a useful valuation measure commonly used by investors, securities analysts and other interested parties to derive valuation estimates without consideration of the impact of distinct aircraft financing and ownership methodologies, which vary and are not consistently comparable among airlines. Because aircraft leasing expense is excluded from Adjusted EBITDAR (in addition to the items excluded from Adjusted EBITDA), the measure permits the reader to isolate (i) the accounting effects of aircraft acquisition, which may be made through direct purchase, acquisition debt or leases, with each methodology being presented differently for accounting purposes; and (ii) other items that would be accounted for as part of the assets that were acquired as opposed to leased, such as charges that fall into the exceptions of IFRS 16, including variable lease payments and supplemental rent (in addition to the items excluded from Adjusted EBITDA).

However, Adjusted EBITDAR should not be viewed as a measure of our financial performance or considered in isolation or as an alternative to our net income because it excludes aircraft lease expense, which is a normal, recurring cash operating expense that is necessary to operate our business. Because of this exclusion, Adjusted EBITDAR has limitations as an analytical tool. Accordingly, the usefulness of Adjusted EBITDAR as a performance measure is limited, and you are cautioned not to place undue reliance on this information when analyzing our results of operations and financial condition or as a measure of our financial performance. In addition, other companies in our industry may calculate Adjusted EBITDAR or similarly titled measures differently than we do, limiting its usefulness as a comparative measure.

Adjusted EBITDA

The following table sets forth a reconciliation of our profit or loss to Adjusted EBITDA for each of the periods indicated.

	For the Six-Month Period Ended June 30,		For the Years Ended December 31,
	2025	2024	2024	2023	2022
		(in millions of dollars)
Income (loss) for the periods	90.0	346.7	617.5	273.4	(64.2)
Income tax expense	22.5	18.1	79.7	14.3	124.5
Depreciation and amortization(1)	352.7	306.0	655.1	579.8	453.5
Net finance cost(2)	259.8	113.2	369.5	428.1	450.6
Impairment (reversal)	(3.7)	—	—	3.4	(1.2)
Share of (gain) loss on equity accounted investees, net of tax(3)	—	—	—	—	(307.7)

Adjusted EBITDA(4)	721.3	784.0	1,721.8	1,299.0	655.5

(1)	Depreciation and amortization expense as presented in our profit or loss.
(2)	See Note 31 to our audited consolidated financial statements and Note 22 to our interim financial statements.
(3)

Remeasurement to fair value of our then existing 51.14% interest in PLM resulted in a gain of $307.7 million recognized in the share of loss (gain) of the equity accounted investees the date of acquisition.

(4)

We define Adjusted EBITDA as profit or loss for the period before income tax expense, depreciation and amortization, net finance cost, impairment (reversal) and the gain from remeasurement to fair value of PLM. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Because the adjustments to Adjusted EBITDA are not determined in accordance with IFRS, this measure may be calculated differently by other companies. As a result, Adjusted EBITDA as presented may not be directly comparable to similarly named measures presented by other companies.

Adjusted EBITDAR

The following table sets forth a reconciliation of our profit or loss to Adjusted EBITDAR for each of the periods indicated.

	For the Six-Month Period Ended June 30,		For the Years Ended December 31,
	2025	2024	2024	2023	2022
		(in millions of dollars)
Income (loss) for the periods	90.0	346.7	617.5	273.4	(64.2)
Income tax expense	22.5	18.1	79.7	14.3	124.5
Depreciation and amortization(1)	352.7	306.0	655.1	579.8	453.5
Net finance cost(2)	259.8	113.2	369.5	428.1	450.6
Impairment (reversal)	(3.7)	—	—	3.4	(1.2)
Share of gain (loss) on equity accounted investees, net of tax(3)	—	—	—	—	(307.7)
Aircraft leasing(4)	8.0	8.1	16.2	23.8	143.5

Adjusted EBITDAR(5)	729.3	792.1	1,738.0	1,322.8	799.0

(1)	Depreciation and amortization expense as presented in our profit or loss.
(2)	See Note 31 to our audited consolidated financial statements and Note 22 to our interim financial statements.
(3)

Remeasurement to fair value of our then existing 51.14% interest in PLM resulted in a gain of $307.7 million recognized in the share of loss (gain) of the equity accounted investees at the date of acquisition.

(4)	Aircraft leasing is comprised of short-term rentals of flight equipment, including subject to PBH period.
(5)

We define Adjusted EBITDAR as Adjusted EBITDA plus aircraft leasing expense. We consider Adjusted EBITDAR to be solely a valuation metric, not a performance metric. Adjusted EBITDAR has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Because the adjustments to Adjusted EBITDAR are not determined in accordance with IFRS, this measure may be calculated differently by other companies. As a result, Adjusted EBITDAR as presented may not be directly comparable to similarly named measures presented by other companies.

Operating Data

The following table sets forth certain selected operating data relating to our business for each of the periods indicated:

	As of and for the Six-Month Period Ended June 30,		As of and for the Year Ended December 31,
	2025	2024	2024	2023	2022
Total passengers (thousands)(1)	12,057	12,388	25,337	24,760	21,724
ASK
Total, ASK (millions)	28,609	27,983	57,361	52,988	47,752
ASKs on schedule (millions)(2)	28,603	27,981	57,357	52,981	47,611
RPK
RPK (millions)	24,036	24,024	49,654	44,626	38,861
RPK on schedule (millions)(3)	24,034	24,023	49,652	44,621	38,859
Load factor	84.0%	85.9%	86.6%	84.2%	81.6%
RASK (cents)	8.7	9.6	9.8	9.3	8.0
PRASK (cents)	6.9	7.8	7.9	7.6	6.4
Yield (cents)	8.2	9.0	9.1	9.1	8.0
CASK
CASK (cents)	7.4	7.9	7.9	7.8	7.8
CASK ex fuel (cents)	5.4	5.6	5.7	5.4	4.9
Consumed fuel (in millions of liters)	865.8	853.6	1,750.9	1,641.9	1,479.5
Number of employees	17,144	16,819	17,053	16,219	14,606
Average daily departures(4)	549	518	533	558	518
Number of aircraft at the end of the period	158	145	148	146	144

(1)	The number of passengers includes passengers who exchange Aeroméxico Rewards points and other travel awards and passengers of all flight segments, including charter flights.
(2)	ASK for all scheduled flight segments.
(3)	RPK for all scheduled flight segments.
(4)	The average number of departures per day during the indicated period.

RISK FACTORS

An investment in the ADSs involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, results of operations and financial condition could be materially and adversely affected by any of these risks. The trading price of the ADSs could decline due to any of these risks or other factors, and you may lose all or part of your investment.

The risks described below are those that we currently believe may adversely affect us or the value of the ADSs; however, other factors not described herein may also materially and adversely affect us and our financial condition. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks facing our company or investments in Mexico described below and elsewhere in this prospectus. In general, investing in the securities of issuers in emerging market countries, such as Mexico, involves risks that are different from the risks associated with investing in the securities of U.S. companies and companies located in other countries with developed capital markets. Any of these risks could materially and adversely affect our business and results of operations.

Risks Related to Our Business

The airline industry is subject to external risks, including the outbreak of contagious diseases, security breaches, terrorism and natural disasters.

Our operations may be adversely affected by unforeseen events, including public health threats (such as the COVID-19 pandemic and other health crises, such as dengue and zika epidemics and influenza outbreaks), terrorism, wars, national and international conflicts and natural disasters (including earthquakes, tsunamis, volcanic eruptions and hurricanes).

During the COVID-19 pandemic, we were significantly adversely affected, as the COVID-19 pandemic significantly reduced the demand for our services.

Security breaches, including but not limited to terrorist attacks or unauthorized drone activity and laser interference, have adversely affected the airline industry by increasing insurance and safety procedure costs, causing airport closures, flight cancellations and flight delays. Conflicts in regions where we operate or that affect the airspace we use may negatively impact our operations. For example, due to the ongoing conflict between Russia and Ukraine and related international sanctions, we suspended all commercial arrangements with Aeroflot, including our code share agreement, reciprocal loyalty program benefits, interline sales, and lounge access. These were our only commercial operations related to Russia. We also temporarily discontinued our direct flights to Seoul, South Korea in 2022, as the route passed through Russian airspace. We resumed service in the third quarter of 2024 using an alternative route that avoids Russian airspace, requiring a layover and refueling stop.

Unauthorized drone activity and laser strikes near airports present growing security threats to commercial aviation. Drones operating in restricted airspace can cause near-misses or collisions, particularly during takeoff and landing, while laser strikes can impair pilot vision and compromise flight safety. These incidents can lead to operational disruptions, financial loss, and potential injury. Although authorities have introduced measures to address these risks, enforcement remains difficult, and we have limited control over such external threats. A serious incident could result in increased regulation, litigation, reputational harm, and higher operating costs.

In addition, natural disasters, such as earthquakes, wildfires, volcano eruptions, severe storms and hurricanes, can lead to damage, interruptions or closures of the airport facilities where we operate, causing flight delays or cancellations or other interruptions of our operations, adversely affecting us. Many regions of Mexico are prone to earthquakes and exposed to volcanic eruptions hazards. Popocatépetl, Mexico’s most active volcano, has been erupting for decades about 45 miles southeast of Mexico City. The spread of volcanic ashes near MEX and other airports where we fly can lead to delays, cancellation of flights and closures. In February 2024, for example, airlines operating out of MEX cancelled 22 domestic and international flights to carry out safety checks after planes encountered ash from the Popocatépetl volcano while flying toward Mexico City. An earthquake of sufficient severity could also lead to damage or closures at airports where we operate, causing us to suspend or delay operations, which would negatively impact our business, financial condition and results of operations.

Our business was significantly adversely affected by the COVID-19 pandemic, and similar health threats could negatively impact us in the future.

The COVID-19 pandemic had a severe and unprecedented impact on the global aviation industry, including our operations. Government responses, such as lockdowns, travel restrictions, border closures, and social distancing measures, led to a sharp decline in passenger demand and forced us to cancel flights and ground aircraft. As a result, we filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code on June 30, 2020. For more information, see “Business—Our History—Chapter 11 Emergence.”

Although we successfully emerged from Chapter 11 and the World Health Organization declared the end of the global health emergency in May 2023, the risk of future pandemics or similar health threats remains. Any such event could again reduce demand for air travel, disrupt our operations, and negatively affect our financial performance and liquidity. In addition, the spread of infectious diseases or similar public health threats could:

•	cause a substantial negative impact on our costs, operations and sales;

•	prevent us from implementing our growth strategy;

•	negatively affect our operating capacity and force us to ground aircraft;

•	require us to resort to sources of debt and equity financing even when market conditions are unfavorable;

•	lead to a decline of our corporate and debt ratings, which could prevent us from refinancing our debt or make it difficult to refinance our debt under convenient terms; and

•	require us to renegotiate agreements with third parties to maintain business and service continuity.

The airline industry is particularly sensitive to changes in economic conditions.

Economic conditions, including circumstances beyond our control, may affect the airline industry and our business. These circumstances include:

•	changes and volatility in general economic conditions, including the severity and duration of any downturn in Mexico, the United States or global economy and financial markets;

•	changes in consumer confidence, preferences, perceptions, spending patterns or demographic trends, including any increased preference for low-fare carriers, during less favorable economic periods;

•	higher levels of unemployment and varying levels of disposable or discretionary income;

•	health emergencies, pandemics and concerns with safety;

•	high inflation rates or interest rates;

•	exchange rate volatility and high fuel prices; and

•	uncertainty arising from changes in government policies, such as the imposition of tariffs, travel restrictions, or more burdensome entry and visa requirements.

These factors can adversely affect our results of operations and financial condition, our ability to obtain financing on acceptable terms and our liquidity generally. Current unfavorable general economic conditions may reduce spending for business, leisure and VFR business travel. For many travelers, air transportation is a discretionary purchase that they may eliminate in difficult economic times. Unfavorable economic conditions could not be offset by our ability to raise prices to counteract increased fuel, labor or other costs, which could result in a material adverse effect on our business, results of operations and financial condition.

The airline industry may be negatively impacted by the imposition of tariffs under the current U.S. administration.

The imposition of tariffs and ongoing trade tensions between the United States and Mexico may adversely affect our operations, increase our costs, and negatively impact demand for our services. For example, in June 2025, the U.S. administration reinstated and expanded tariffs on various imported goods from Mexico, including tariffs of up to 50% on steel and aluminum imports to the United States. While on July 31, 2025 Mexico was granted a 90-day reprieve from additional proposed tariffs, the direction of U.S.–Mexico trade relations remains uncertain and subject to change.

Steel and aluminum are key raw materials used in the manufacture and maintenance of commercial aircraft. Increases in tariffs on these and other aviation-related goods may result in higher costs for aircraft manufacturing, parts procurement, and maintenance services. These increased costs could affect our cost structure, particularly in connection with aircraft and spare parts sourced from international manufacturers such as Boeing and other U.S.-based suppliers. Supply chain disruptions, component shortages, and delivery delays—arising from elevated costs or retaliatory trade measures—may impair our ability to maintain, repair, or expand our fleet on a timely or cost-efficient basis.

Furthermore, continued trade tensions or retaliatory tariffs imposed against the United States by the Mexican government or other foreign jurisdictions could result in additional cost pressures or trade barriers affecting international air travel. These developments could negatively influence consumer behavior, reduce cross-border travel demand, and lead to a decline in passenger volumes, particularly on routes between Mexico and the United States.

Increased operating costs, potential delays in fleet expansion or renewal, and reduced demand resulting from heightened geopolitical and economic uncertainty could adversely affect our ability to offer competitive fares, maintain our market position, and achieve or sustain profitability, which could, in turn, have a material adverse effect on our business, financial condition, and results of operations.

Recent U.S. administration actions, including FinCEN orders against Mexican financial institutions, sanctions on certain Mexican criminal organizations and individuals, and new visa-related fees, could adversely affect our operations, financial performance, and reputation.

On June 25, 2025, FinCEN, under authorities granted by the Fentanyl Sanctions Act and the FEND Off Fentanyl Act, issued orders designating CIBanco, S.A., Institución de Banca Multiple, or CIBanco, Intercam Banco S.A., Institución de Banca Múltiple, or Intercam, and Vector Casa de Bolsa, S.A. de C.V., or Vector, as institutions of primary money laundering concern in connection with illicit opioid trafficking. These orders prohibit U.S. “covered financial institutions” from engaging in any transmittals of funds to or from CIBanco, Intercam or Vector. On July 9, 2025, the effective date of the orders was extended to September 4, 2025 and, on August 19, 2025, it was further extended to October 20, 2025. Also on August 19, 2025, Grupo Financiero Multiva, S.A.B. de C.V., or Banco Multiva, announced the acquisition of CIBanco’s fiduciary business. On September 2, 2025, the merger between Banco Multiva S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, as the merging and surviving entity, and Albatros Transitoria, S.A. de C.V., a company spun off from CIBanco, was formalized. As a result, the fiduciary business previously held by CIBanco is now owned by Banco Multiva.

Although we are not a covered financial institution, we nonetheless took prompt corrective action with respect to our fiduciary arrangements with CIBanco, the trustee of our variable compensation plan trusts and a management and source of payment trust agreement established in connection with our senior revolving credit facility. We are in the process of replacing CIBanco as trustee of the management and source of payment trust. With respect to our other trusts for which CIBanco serves as trustee, we are reviewing our arrangements, which may result in account closures, the substitution of CIBanco and appointment of new trustees, or the engagement of Banco Multiva as successor trustee. We expect to complete any resulting changes by the end of 2025. For further information see “Management—Compensation for Board Members and Officers and Variable Compensation Plan for Offices—Variable Compensation Plan” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Indebtedness—Revolving Credit Facility.” As of the date of this prospectus, we do not have any existing relationships with Intercam or Vector.

In addition, during 2025 OFAC issued a series of sanction targeting various Mexican criminal organizations and individuals. These sanctions may indirectly impact the broader Mexican economy and, by extension, our operations. Furthermore, while we are not a direct target of these sanctions, there remains uncertainty about whether future measures could extend, directly or indirectly, to companies in sectors such as infrastructure, transportation, logistics, or mining, especially if they are found to have dealings with designated individuals or entities.

Despite not being subject to the FINCEN orders or the sanctions described above, the broader economic and reputational fallout of the U.S. administration’s actions could negatively impact investor confidence, constrain financing options for Mexican companies, and heightened compliance and due diligence requirements when transacting with U.S. or international counterparties.

Additionally, in July 2025, the U.S. government enacted the One Big Beautiful Bill Act, introducing a new visa integrity fee of $250, which applies to most visa categories, including tourist, business, student, and work visas. This fee is in addition to existing visa charges, may be refundable under strict conditions, and is subject to annual inflation adjustments starting fiscal year 2026. Were this fee to be implemented, it could significantly raise the cost and burden of U.S. travel for many Mexican travelers. Given that a material portion of our international passenger revenue is derived from travel between Mexico and the United States, any measure that reduces the accessibility or attractiveness of travel to the United States may adversely affect demand for our services, resulting in lower load factors, yield pressure, and reduced profitability on our U.S.-bound routes.

We may be negatively impacted by the imposition of new procedural requirements imposed by the DOT under the current U.S. administration.

On July 19, 2025, the DOT issued an order under 14 CFR Part 213 requiring certain Mexican air carriers, including us, to submit detailed existing schedules and to file proposed schedules for combination and all-cargo services to and from the United States. According to the DOT, this action was taken in response to measures by the Mexican government that allegedly impair the operating rights of U.S. carriers under the U.S.-Mexico Air Transport Agreement. As a result, we were required to submit detailed information for existing services, including routes, frequencies, and aircraft types, by July 29, 2025, and are now required to file proposed schedules for any new or modified services at least 30 days before commencement. We have complied with the requirement to file existing schedules and intend to adhere to future filing requirements.

The imposition of these procedures may signal the potential for further DOT regulatory actions, including the potential restriction, modification, or suspension of schedules operated by Mexican carriers. If the DOT determines that any of our routes adversely affect competition or runs contrary to the public interest, it could take additional action under its regulatory authority. Any such actions could materially and adversely affect our ability to maintain or expand services in the U.S. market, and could have a material impact on our business, results of operations, and financial condition.

Changes in U.S. national security, drug enforcement and immigration and border policies could adversely affect passenger traffic to and from Mexico.

The results of presidential and congressional action in the U.S. could result in significant changes in, and uncertainty with respect to, national security, drug enforcement, immigration and border policies. Immigration reform, especially with respect to Mexico and the U.S.’s national security, continues to attract significant attention in the public arena and U.S. Congress. If new federal immigration legislation is enacted such laws may contain provisions that could make it more difficult for Mexican citizens to travel between Mexico and the U.S. In addition, new immigration, border and trade legislation could lead to uncertain economic conditions in Mexico that may affect leisure or business travel, including travel to and from Mexico. Such restrictions could have a material adverse effect demand for our services, resulting in lower load factors, yield pressure, and reduced profitability on our U.S.-bound routes.

We benefit from strategic alliances, and our results would be adversely affected if our alliances were interrupted.

We participate in several strategic alliances and other commercial relationships, including with Delta and our SkyTeam partners. We also have commercial relationships in the form of code sharing partnerships with each of LATAM, GOL Linhas Aéreas, El Al Israel Airlines, Japan Airlines and WestJet. These alliances and relationships strengthen our operations through code sharing and by allowing us to provide an expanded suite of services to our customers, including additional flight options, access to new destinations, better itineraries, and access to exclusive airport lounges. These agreements also permit participation in our Aeroméxico Rewards loyalty program while flying on itineraries operated by these other airlines. The dissolution, termination or substantive revision of any of our alliances and other commercial relationships with other airlines, our inability to obtain authorization from the relevant authorities to expand or renew these relationships or other adverse changes in government enforcement policies may substantially impair our competitive position and have an adverse material effect on our business, financial condition and operational results.

In addition, the success of the SkyTeam alliance depends on strategic actions and plans of all alliance members. As members of the alliance, we are subject to some decisions that could negatively affect our expected results, including certain changes in flight schedules or specific changes to loyalty programs. For example, our JCA with Delta imposes contractual restrictions that may prevent us from entering into certain types of partnerships with some other airlines. These restrictions could limit our capacity to enter into partnerships that otherwise could be beneficial to our business.

Our JCA with Delta, and the antitrust immunity we have been granted by DOT in connection therewith, has for the last ten years been of strategic significance to us because it allowed us to coordinate pricing, networks and scheduling, among other commercial activities, on Mexico-U.S. routes with Delta, ensuring that we are able to provide coherent and seamless service to our passengers. The ability to manage our Mexico-U.S. cross-border routes so closely with Delta has been a key component of our business strategy for these routes and helped us to maintain our position as the Mexican airline of choice for business travelers, particularly on Mexico-U.S. routes. DOT’s grant of antitrust immunity for the JCA, which was subject to periodic review, became effective as of May 5, 2017 for a period of five years. On March 29, 2022, we and Delta jointly filed an application for renewal of the antitrust immunity with the DOT, which maintained antitrust immunity until final departmental action to the contrary.

On January 26, 2024, the DOT issued a tentative Order to Show Cause, or the Order, tentatively dismissing without prejudice our application to renew the DOT’s grant of antitrust immunity and tentatively terminating such immunity. We and Delta jointly filed objections to the Order on February 23, 2024.

On July 19, 2025, the DOT issued the July 2025 Order. In the July 2025 Order, the DOT expressed concerns regarding the Mexican government’s actions in connection with the relocation of all cargo operations and slot management at MEX, and claimed that these measures are inconsistent with the obligations under the bilateral US-Mexico Air Transport Agreement and are inconsistent with a fully liberalized “Open Skies” environment necessary for granting antitrust immunity. The July 2025 Order tentatively concluded that the DOT’s grant of antitrust immunity for Delta and Aeroméxico in 2016 was no longer valid and tentatively disapproved the JCA because in the DOT’s view the JCA was no longer required by the public interest and continuation would be adverse to the public interest. On August 8, 2025, the DOJ submitted a comment in support of the DOT’s July 2025 Order, stating that it supports the DOT’s tentative decision to withdraw its approval and grant of antitrust immunity to the JCA. On August 11, 2025, we and Delta jointly filed objections to the July 2025 Order.

On September 15, 2025, the DOT issued the Final Order terminating the antitrust immunity it had granted to the JCA citing concerns that Mexican government actions had distorted competition, particularly in relation to slot management at MEX. The termination of antitrust immunity is effective as of January 1, 2026. Consequently, the Final Order directs us and Delta to wind down certain joint operations that were covered by the immunity, such as pricing coordination, schedule coordination, and revenue sharing by that date. At the same time, the Final Order does not prevent us from continuing to engage in arm’s-length cooperation, such as code sharing, frequent flyer program reciprocity, and other joint marketing activities.

The termination of the antitrust immunity under the JCA may adversely affect our profitability and weaken our competitive position on certain Mexico-U.S. routes. It could also reduce the number of flights accessible to our passengers or the ease of travel. In addition, dissolving the immunity-protected aspects of the JCA may create regulatory risks and legal, operational or financial liability associated with making the transition out of the provisions of the JCA that will be unwound as a result of the Final Order. For further information on the JCA and the DOT’s recent action, see “Business—Partnerships and Alliances.”

We cannot guarantee that our strategic alliances and business partnerships will continue to offer the existing or greater benefits. In addition, these partnerships and investments may be terminated, and relevant authorities may require us to change the terms of our partnerships. Similarly, we may not be able to enter in future strategic alliances with current or potential partners that would allow us to improve our activities or develop new technologies. Even if we are able to enter into new partnerships or identify new investment opportunities, we cannot ensure that their terms will be favorable to us, which may adversely affect our financial condition and results of operations.

We have identified a material weakness in our internal controls over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet periodic reporting obligations.

Prior to the completion of this global offering, we have been a private company. As a private company, we were not required to have designed or maintained an effective control environment as that of a public company under the rules and regulations of the SEC. Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the SOX Act, we have identified a material weakness in our internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financing reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In 2023, we identified a material weakness related to deficiencies in the authorization of journal entries in our Oracle Enterprise Resources Planning, or ERP system, whereby there was no segregation of duties for creation and posting of such entries. This deficiency created risks of override and may result in material errors going unnoticed or unauthorized transactions being processed.

Upon identification of the material weakness described above, we started implementing several remediation measures, such as putting in place policies and procedures to revise the authorization chain and the corresponding responsibilities of certain specified senior accounting and management or executive officers. We have designed and implemented automated protocols to prevent failures related to segregation of duties. These automated systems were designed to govern the process for seeking supervisory approval for transactions based on predetermined approval thresholds.

The new automated processes, which are integrated into our ERP System, have been operating since April 1, 2025. This new automated process will require validation and testing of both the design and operating effectiveness of internal control over financial reporting over a sustained period of financial reporting. Accordingly, we cannot assure that these measures will successfully improve or remediate the material weakness.

If the actual controls which were implemented are deemed ineffective, or new material weaknesses are identified, the accuracy and timing of our financial reporting and the price of our ADSs may be adversely affected. Implementing any appropriate changes to our internal control over financial reporting may divert the attention of our management and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal control over financial reporting, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business.

Upon completion of this offering, we will be subject to Section 404 of the SOX Act, which requires that we include a report of management on our internal control over financial reporting in our second annual report on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting in our second annual report on Form 20-F. If we identify any additional material weaknesses in our internal control over financial reporting in the future, or if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could result in the restatement of our financial statements and cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from NYSE, regulatory investigations and civil or criminal sanctions.

Favorable lease amendments that we entered into in connection with our Chapter 11 proceedings are not expected to be renewed.

In connection with the COVID-19 pandemic and the Chapter 11 proceedings, we were able to negotiate agreements with our aircraft and engine lessors in 2020 to reduce lease rates and improve terms for the remainder of our fleet, resulting in significantly lower costs over the life of the leases. Because of low demand for air travel and the aviation market conditions during the COVID-19 pandemic, we were able to renegotiate favorable monthly fixed rates that will remain in effect until the expiration of the renegotiated lease agreements. All of our renegotiated lease agreements included a PBH period, which allowed us to temporarily adjust our rent payments according to the usage of the aircraft. The last of our PBH periods expired in December 2023.

In addition, we renegotiated lower monthly fixed rental rates that came into effect upon the termination of the relevant PBH period. The renegotiated leases expire gradually through 2034. On average, the renegotiated monthly fixed lease rates for our leased fleet of aircraft are approximately 35% less per month than the original lease rates in place prior to the COVID-19 pandemic. However, now that the air travel market has recovered from the consequences of the COVID-19 pandemic, we do not expect to renew the renegotiated agreements on the same terms that we currently have in effect. Due to the termination of these modified lease agreements, we expect the costs related to these agreements to increase significantly.

As a result of the foregoing, we expect that our costs relating to aircraft and airport facilities leases will increase significantly, which will have adverse effects on our business, financial condition and results of operations.

We are highly impacted by volatility in the price and availability of jet fuel.

Fuel cost volatility and high jet fuel prices due to issues with the international oil supply chain could adversely affect our business, financial condition and results of operations. Fuel costs represent the most substantial line item in our operating expenses. Fuel prices are highly volatile and at times have adjusted substantially in relatively short periods of time. Between 2022 and 2024, our yearly average fuel price per gallon was $3.6 in 2022 and $2.7 in 2024. Jet fuel prices reflect not only the price of underlying crude oil, but also the price charged to refine crude oil into aircraft fuel (often referred to as the “crack spread”), transportation costs, handling costs and taxes, and increases in any of these underlying components would increase the price we ultimately pay for aircraft jet fuel. In the six-month periods ended June 30, 2025, and 2024, our fuel costs represented 26.4% and 29.1% of our total operating expenses, respectively. In 2024, 2023 and 2022, our fuel costs represented 27.2%, 31.2% and 42.9% of our total operating expenses, respectively. Therefore, our operating results could be significantly affected by changes in jet fuel availability and cost.

Jet fuel availability and its cost are subject to numerous economic and political factors that we cannot accurately control or predict. As a result, we may not be able to limit our exposure to increases in fuel costs, and we may not be able to pass these costs to our passengers through increases in fares. Even if we pass through price increases to our customers, often delays exist between the timing of jet fuel price increases and the time at which the price increases or fuel surcharges take effect. Our price and fuel surcharge increases have not been uniform across our route structure, as competitive pressures on some routes lead to a decrease in flight occupancy.

In Mexico, jet fuel base prices are established in accordance with international market trends based on indicators such as the U.S. Gulf Coast Waterborne Fuel and operating and logistic costs. Private companies and state-owned entities that supply jet fuel have different price structures. Private companies set their differential, or distribution cost and profit, over a long period, between one and two years, which decreases volatility and increases price predictability. By contrast, state owned companies set their price on the short-term, and their prices higher volatility because of fluctuation of logistics costs related to fuel transportation to airports, which increases uncertainty. Because we have a fuel supply agreement with ASA, which is a Mexican governmental agency, and with World Fuel, which is a private company, we are subject to both price structures. The total price we pay for fuel also reflects the costs of transportation, storage, dispensing and discounts based on the amount of purchased fuel. For further information about our fuel supply agreements, see “Business—Jet Fuel.”

Availability of jet fuel in Mexico may be limited. As of the date of this prospectus, PEMEX has eight refineries, four of which produce jet fuel (specifically turbosine and avgas). Only one turbosine pipeline supplies jet fuel directly to MEX, which comes from PEMEX’s refinery located in Tula. Due to Mexico’s low production of jet fuel, PEMEX has historically imported approximately 60% of the total domestic consumption. Low jet fuel production in any of these refineries or a reduction in jet fuel imports could diminish the availability of fuel supply to MEX or any airport in which we operate. High fuel transportation costs for our aircraft at such airports could also have a material adverse effect on our business, financial condition or results of operations.

Outside of Mexico, we obtain fuel from local suppliers at international airports at prices that are generally based on the Platt’s Oilgram Price Report for the respective region. Changes in oil prices under our fuel contracts vary according to the international price of oil, which has been highly volatile in recent years. Oil price fluctuations may be due to excess production, political and social unrest in countries such as Nigeria, Libya, Iran and other oil-producing countries, sanctions on supplies and other international events. For instance, as a result of Russia’s invasion of Ukraine, sanctions on exports of oil from Russia caused volatility in petroleum prices and significant disruptions in the supply of petroleum derivatives in 2022. In addition, although we do not have any direct operations in Israel, Egypt, Iran, Jordan, Lebanon, Syria, the West Bank or Gaza, we may be affected by the broader consequences of the conflict in the Middle East. The potential implications include increased supply chain disruptions, reduced access to or higher prices of fuel and other effects on the global economy.

Due to the large proportion of fuel costs in our total operating cost base, even a relatively small increase in the price of fuel has had, and can in the future have, a significant negative impact on our operating costs and on our business, results of operations and financial condition. For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Jet fuel prices.”

Fuel access at Mexican airports is primarily subject to the control of ASA.

In Mexico, the distribution of jet fuel is controlled by ASA, a Mexican governmental agency. Although Mexican law was amended in 2013 and 2014 to allow certain of ASA’s responsibilities (such as the transport, storage and marketing of jet fuel) to be performed by other market participants, ASA remains the leading distributor of jet fuel in Mexico and the number of alternative suppliers is limited. As of the date of this prospectus, we have fuel agreements with ASA and other suppliers that recently entered the Mexican market. These agreements establish payment terms, credit and guarantees, fuel quality requirements and procedures for determining the quantity and price of jet fuel.

Our current agreement with ASA expires on December 31, 2025. The agreement may be terminated by us or by ASA with 30 days prior written notice. We also have a jet fuel supply agreement with World Fuel for MEX airport, which expires in April 2027.

There can be no guarantee that we will be able to renew our fuel supply agreement with ASA, World Fuel or any other jet fuel supplier on favorable terms or at all. If we are unable to renew these agreements, or if ASA or any of our other fuel suppliers terminate their contracts with us, we would be required to identify alternatives to satisfy our fuel demands. There can be no assurance that we would be able to obtain the fuel needed to satisfy our needs on favorable terms or at all. For further details about our agreement with ASA, see “Business—General—Jet Fuel.”

We have significant fixed obligations, which may increase in the future.

We have significant fixed obligations. As a result of these obligations, we may be limited in our ability to, among other things:

•	obtain additional financing for working capital and other purposes;

•	address needs to adapt our operations to new conditions or continue to spend capital that is necessary for our continued operations;

•	divert significant cash flows from our operations to the payment of our fixed liabilities under lease agreements and aircraft financing contracts;

•	limit our exposure to interest rate increases if the interest rates applicable to our variable-interest debt increase;

•	take advantage of investment opportunities related to our operations; and

•	plan, or react to, changes in our business and in the airline industry and the prevailing economic conditions.

For example, we lease flight equipment and property, and these leases typically last between five to 12 years and are subject to renewal. As of June 30, 2025, we leased 130 aircraft, all of which were operational, and 39 engines, 35 out of which were operational. As of December 31, 2024, we leased 125 aircraft, 122 of which were operational, and 38 engines, 33 of which were operational. In connection with our Chapter 11 proceedings, we renegotiated the terms of our existing aircraft and engine leases and entered into new leasing agreements. Among these renegotiated leases, the last to expire will terminate in 2034. These leases are partially secured by cash deposits and subject to certain conditions, such as the obligation to maintain records, licenses and authorizations by aviation authorities, provide maintenance to leased equipment and provide certain financial information to the lessor, as well as insurance requirements, cross defaults and encumbrance limitations.

In addition, on November 14, 2024, we issued the 2029 Notes and 2031 Notes in the aggregate principal amount of $1.1 billion. The indenture for these notes imposes numerous obligations on us. The 2029 Notes and the 2031 Notes have customary covenants that limit our ability to merge with or into another entity; undergo a change of control; incur additional indebtedness and liens; make asset sales; enter into sale leaseback transactions; and make investments, dividend and similar payments and prepayments of certain junior lien and unsecured indebtedness. We are also obligated under the terms of the notes to maintain the collateral securing the notes and comply with reporting requirements in connection with our financial and operational results.

Our ability to make scheduled payments on our fixed liabilities relies on our operating performance and cash flow generation, which depend on factors beyond our control. These factors include economic, political, financial, competition, regulatory, public health, climate, social, business and other conditions. We cannot guarantee that we will be able to generate sufficient cash flow for our operations to pay due fixed liabilities. Moreover, if we are unable to make payments on our fixed liabilities, we may need to renegotiate existing liabilities or obtain additional capital or debt financing. If we elect to finance our activities with additional debt, we may be subject to financial agreements that may restrict our ability to conduct our business. We cannot guarantee that any such renegotiation efforts will be successful or timely or that we can refinance our liabilities on acceptable terms or at all.

We cannot guarantee that we will be able to comply with all covenants and contractual provisions included in our fixed obligations or that these obligations will not limit our ability to finance our future operations or capital needs. Failure to comply with these covenants may result in contractual breach, acceleration of our indebtedness (including through cross-default provisions) and ultimately recovery of possession of the relevant aircraft or engine, as well as the obligation to pay in full all amounts due under our aircraft and engine leases arrangements. For further information about our lease agreements, see “Business—Our Fleet—Aircraft lease agreements” and for further information about our financing agreements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

We depend on our key personnel and we may be unable to attract and retain qualified employees with the necessary skills to operate our business.

Our success depends on the efforts and abilities of our executive officers and key financial, commercial, operating and maintenance personnel, including our pilots, cabin crew and ground personnel. In particular, we rely on the services of our executive officers, who have considerable expertise in the airline industry. As such, the loss of our key personnel or the inability to attract or develop a new generation of key personnel could adversely affect our business, financial condition and operating results.

An essential part of our human resources strategy is attracting, recruiting and retaining highly-qualified personnel with the skill to fly our aircraft or conduct sales, marketing, operations and administrative tasks. The competition for such qualified personnel is high. If we are unable to attract and retain such skilled personnel at a reasonable cost, our business, financial condition and operational results may be adversely affected.

We may face a shortage of pilots, air traffic controllers and certain other professionals.

Mexico is currently experiencing a shortage of both commercial pilots and air traffic control personnel, driven by the rapid growth in air travel and structural limitations in aviation labor supply. In the case of pilots, contributing factors include the limited number of certified flight training schools and the insufficient number of pilot graduates entering the workforce each year.

Furthermore, under Mexican law, only Mexican-born nationals may obtain the licenses required to operate commercial aircraft in Mexico, which restricts our ability to recruit foreign pilots and further limits the domestic pool of qualified flight crew.

The pilot shortage is further exacerbated by growing competition from international airlines, particularly in the Middle East and China, which are actively recruiting qualified, English-speaking pilots from global markets, including Mexico. Although U.S. airlines are also experiencing a significant shortage of pilots, their ability to recruit foreign pilots is constrained by strict FAA licensing requirements and U.S. work visa limitations, which restrict large-scale international hiring.

If a shortage of pilots materializes or worsens, we may be unable to recruit or retain sufficient flight crew to meet our operational needs. This could result in reduced flight capacity, operational disruptions, increased labor and training costs, and delays in executing our growth strategy, any of which could materially and adversely affect our business, financial condition, and results of operations.

In addition, Mexico is experiencing a shortage of qualified air traffic controllers, which presents operational and safety challenges across the national aviation system. The limited number of trained personnel to manage increasingly congested airspace and airport operations, particularly at high-traffic airports such as MEX, can lead to longer aircraft turnaround times, increased flight delays, and reduced scheduling flexibility. These shortages may also increase the risk of human error and lead to heightened regulatory scrutiny. If these challenges persist or intensify, our operations could be disrupted, our costs could rise, and our reputation could be negatively affected, any of which could adversely impact our business, financial condition, and results of operations.

The growth of our operations in the United States has been, and may in the future be, curtailed by FAA country safety assessments.

The FAA periodically audits the aviation regulatory authorities of other countries and attributes each country an IASA rating. In May 2021, the FAA downgraded Mexico’s IASA rating from Category 1, which means that a country’s civil aviation authority complies with ICAO standards, to Category 2, which means the country either lacks laws or regulations necessary to oversee air carriers in accordance with minimum international standards for safety matters, such as technical expertise, trained personnel, record-keeping or inspections procedures. A Category 2 rating permits carriers from a particular country to continue providing services to the United States, but they are not allowed to establish new routes.

On May 3, 2023, the Mexican government published amendments to the Mexican Civil Aviation Law (Ley de Aviación Civil) and the Airports Law in the Mexican Federal Official Gazette (Diario Oficial de la Federación). These amendments incorporate into law the ICAO standards needed to comply with the IASA requirements for a Category 1 FAA country. The SICT announced through AFAC requested a final audit by IASA and announced that it would implement any measures requested by IASA to recover Mexico’s Category 1 FAA country status. The audit was completed on June 2, 2023. On September 14, 2023, the FAA upgraded Mexico to Category 1 status again.

As a result of the downgrade mentioned above, Mexican airlines were not allowed to increase the frequency of existing routes or add new routes to the U.S. and were subject to restrictions with respect to their U.S.-Mexico code sharing routes. Consequently, we were not allowed to add new services and routes to the United States or incorporate new aircraft registered in the United States into our fleet until January 2024.

We cannot assure you that the Mexican government and the AFAC or the aviation authorities in the countries in which we operate will continue to meet international safety standards. We have no direct control over their compliance with IASA guidelines. If the FAA makes downgrades to Mexico’s IASA rating in the future, it could restrict our ability to maintain or increase service to the United States and incorporate aircraft registered in the United States into our fleet, which would in turn adversely affect our business, results of operations and financial condition.

Our reputation and business may be adversely affected in the event of an emergency, accident or similar incident involving our aircraft.

We are exposed to potential significant losses and material adverse effects on our business in the event that any of our aircraft experiences an emergency, accident or other similar incident, and significant costs related to passenger claims, repairs or replacement of a damaged aircraft and its temporary or permanent loss from service. For instance, on July 31, 2018, during a domestic flight from Durango, Mexico, to Mexico City, as a result of exceptionally adverse weather conditions, one of our E190 aircraft went off the runway and was consumed by a post-impact fire. Of the 99 passengers, 87 suffered injuries and the accident resulted in numerous legal actions initiated in United States and Mexico, some of which remain ongoing. We believe that our reputation suffered as a result of this accident, and we became subject to significant related costs.

In addition, any future aircraft emergency, accident or similar incident, even if fully covered by insurance or even if it does not involve our airline, may create a public perception that our airline or the equipment we fly is less safe or reliable than other transportation alternatives, which could have an adverse impact on our reputation and could have a material adverse effect on our business, results of operations and financial condition.

Our operations involve inherent risks that may not be covered by our insurance or that may be difficult to insure on commercially acceptable terms.

There are certain business risks that cannot be insured or that, in line with industry practice, we may leave uninsured, including business disruption, loss of profits or revenue, maintenance and consequential losses arising from mechanical breakdown or losses related to non-compliance by suppliers or repair shops. To the extent that the actual losses we incur arise from these uninsured risks, we will have to assume substantial losses, which may have a material adverse effect on our business, financial condition and operating results. Moreover, the aviation insurance industry has been severely affected from time to time by catastrophic events, aviation accidents and terrorist attacks. As a result, insurance companies may increase premiums and reduce or limit certain amounts of coverage based on the exposure of each airline.

In the future, airline insurance coverage could be more costly, not be available or only be available for reduced amounts or with respect to limited events that would be insufficient to meet the coverage levels required by our aircraft lessors, financial lessors or the applicable government regulations or that we believe to be desirable. Inability to obtain insurance on commercially acceptable terms for our general operations or our specific assets could adversely affect our business, financial condition and operating results and may force us to ground our aircraft or lose possession of aircraft we lease or that are subject to collateral in warranty interest on behalf of aircraft lenders.

In addition, we cannot guarantee that our existing coverage will be sufficient to protect against all potential losses; that we may maintain our existing coverage in the future or that premiums will not increase substantially, all of which could have an adverse material effect on our business, operating results or financial condition.

Our fleet consists entirely of aircraft manufactured by Boeing and Embraer, and we rely on a limited number of suppliers for our engines. As such, we are susceptible to issues that affect these suppliers.

As of June 30, 2025 and December 31, 2024, 78.5% and 77.0%, respectively, of our operating fleet was manufactured and assembled by Boeing and 21.5% and 23.0%, respectively by Embraer. In addition, we rely on a small number of engine suppliers given that we operate aircraft produced by only these two manufacturers. As a result of this high level of concentration, we are susceptible to issues that affect these suppliers, including their inability to comply with contractual obligations, their financial situation and solvency, delays in deliveries of aircraft or components for aircraft maintenance, safety issues and reputational problems and regulatory orders grounding aircraft as a result of design, manufacturing or maintenance issues. Problems with our suppliers may cause delays in our operations and may lead to our inability to fly aircraft due to lack of equipment or our difficulty in training staff to operate new aircraft on a timely basis. For these reasons, supplier issues could lead to additional costs, which could have an adverse impact on our business, operating results and financial condition. Our operations would also be substantially affected by the failure or inability of either Boeing or Embraer to provide sufficient spare parts or related support services in a timely manner.

The AFAC has the power to suspend or restrict the use of our aircraft in the event of actual or perceived problems, such as mechanical or design issues, while conducting its investigations. For instance, in 2019, following two fatal Boeing 737 MAX accidents, we were subject to production delays affecting the Boeing 737 MAX aircraft and the Boeing 787 Dreamliner aircraft and grounded six B737-8 MAX aircraft, which caused disruptions to our operations. In November 2020, the FAA lifted the orders to suspend operations of the Boeing 737 MAX, and, in early 2021, airlines around the globe began to clear the Boeing 737 MAX for flying. On January 6, 2024, the FAA ordered the temporary grounding of certain B737-9 MAX planes operated by U.S.

airlines or in U.S. territory after an exit “plug” type passenger door was lost during an Alaska Airlines flight on January 5. As a result of the FAA order, we grounded 19 B737-9 MAX aircraft immediately and adjusted our flight schedule and operations. After inspections, all 19 B737-9 MAX aircraft in our fleet resumed operations. In April 2024 we reached a confidential agreement with Boeing on compensation related to estimated financial damages during the first quarter of 2024 due to the grounding of the Boeing 737 MAX. The terms of the Boeing settlement are confidential but are intended to provide for a substantial portion of our financial damages in the first quarter of 2024 associated with the Boeing 737 MAX grounding. The Boeing settlement came into effect during the second quarter of 2024.

As of the date of this prospectus, the delivery of Boeing 737 MAX may be delayed due to FAA’s supervision over the expansion of production of Boeing 737 MAX and other quality control measures. If we are unable to accept deliveries of new aircraft or integrate such new aircraft into our fleet as planned because of prolonged delays, we may face higher operating and maintenance costs, or be required to seek extensions of the terms for certain leased aircraft or otherwise delay the exit of other aircraft from our fleet. Furthermore, significant delays in the delivery of the scheduled B737-9 MAX aircraft could impact our plans to expand our fleet and our upgauging strategy, which could have a material adverse effect on our business, operating results and financial condition.

We also rely on certain types of engines and parts from a limited number of suppliers, and failures related to these components may adversely affect our operations. In early 2025, we observed recurring early signs of deterioration in the High-Pressure Turbine, or HPT, Stage 1 blades of certain LEAP-1B engines, or HPT Stage 1 Blades, supplied by CFM International, Inc., or CFM, which have resulted in several unscheduled engine removals. We maintain a PBH agreement with CFM to provide additional engine support during repairs. However, the high number of inspections required and potential removals may lead to a shortage of spare engines, potentially causing an increase in aircraft-on-ground events.

As of the date of this prospectus, we have conducted 84 inspections, resulting in 26 engine removals and have received 12 replacement engines from CFM to mitigate the impact on our network. For the full year of 2025, we expect to perform approximately 130 inspections in total categorized as low, medium and high risk. In 2026, we expect to perform a similar number of inspections. Given the fact that engine repairs typically take approximately 135 days, this situation poses a significant risk to our operational and financial stability due to its potential impact on fleet availability and schedule compliance. There can be no assurance that the remediation measures we have implemented will be sufficient. If these early signs of deterioration of some HPT Stage 1 Blades are not resolved in a timely manner, we could face increased operating costs, revenue losses, and adverse impact on customer experience. For further information, see “Business—Our Fleet—Engines.”

We expect to continue relying exclusively on Boeing and Embraer and on our current engine suppliers, CFM and General Electric Company, or GE. We also expect to further increase the share of Boeing aircraft in our fleet in the future. If any of Boeing, Embraer, GE or CFM is unable to fulfill its contractual obligations or if we are unable to acquire or lease aircraft or obtain engines, parts or other support for these aircraft on acceptable terms, we may need to find other suppliers, which would result in significant additional costs and delays in service. Moreover, if we were required to lease or purchase aircraft from another supplier, we would lose the benefits and economies of scale derived from the current composition of our fleet. We may also incur significant transition costs, including costs and delays associated with retraining our employees, replacing our manuals, and adapting our maintenance facilities and programs.

As our fleet ages, our maintenance costs increase.

Maintenance costs represent a significant operating expense and represented 4.9% and 5.7% of our total operating expenses in the six-month period ended June 30, 2025 and the full year of 2024, respectively. As of June 30, 2025, the average age of our aircraft was approximately 8.4 years. As our fleet ages, it requires additional maintenance and our warranties expire if we do not replace the aircraft. In addition, supply chain constraints, high workload and lack of certain specialized services in Mexico may cause logistical challenges and difficulties finding adequate slots in third-party facilities because our aircraft require specialized maintenance and certain parts and maintenance services may only be available outside of Mexico. As a result, we may face delays and our maintenance costs are likely to increase, in both absolute terms and as a percentage of our operating expenses. Any significant increase in maintenance and repair costs could have an adverse effect on our business, financial position and operating results.

We depend on high daily aircraft utilization rates to maintain our performance, which makes our business especially vulnerable to delays.

Our business strategy relies on high aircraft utilization rates in order to increase our revenue, and reductions of this measure may affect our operating performance. However, high aircraft utilization rates make us more susceptible to operational disruptions, as they limit our capacity to rapidly address flight delays and prevent chain reactions affecting subsequent flights and connections.

Most relevant airlines concentrate their operations in major airports, including MEX. Consequently, airports in these cities, including where we have a significant presence, are often subject to extended interruptions or disruptions due to:

•	air-traffic control delays;

•	weather conditions;

•	natural disasters;

•	social disruptions;

•	growth constraints;

•	relations with third-party service providers;

•	computer systems failure;

•	public authority actions;

•	facilities at key facilities used to manage airport operations;

•	labor relations; and

•	lack of power or fuel supply.

As a result of these disruptions, a significant portion of our flights in major airports may be delayed or cancelled, and we may be unable to maintain existing service or implement new service at commercially viable terms. For example, we experience significant delays in recent years at London Heathrow and Paris Charles de Gaulle. Heathrow Airport has experienced significant operational disruptions, including a major air-traffic control system failure on July 30, 2025, which resulted in widespread flight delays and cancellations across UK airspace. Additionally, in 2024, London Heathrow and Paris Charles de Gaulle were impacted by multiple strike actions, which caused delays and operational challenges. Future occurrences of similar technical failures or labor unrest may materially disrupt our airline schedules.

In 2024 and 2025, operations at Newark Liberty International Airport, where we started operating in October 2024, were significantly affected by persistent air traffic control staffing shortages, radar and communication system failures, and FAA-imposed flight caps. Continued challenges at Newark or further regulatory or operational constraints may negatively affect our ability to grow or maintain service at the airport and could impact passenger experience and load factors on the route.

Delays and cancellations reduce our aircraft utilization rate and, consequently, reduce our revenues and profitability. Significant delays and cancelled flights also reduce passenger satisfaction and damage our reputation, which adversely affects our business, financial condition and operating results.

Landing charges and other airport access fees may increase.

We pay fees to airport operators to use their facilities, and airport charges represent a significant operating cost for us. Under Mexican law, airport charges are established, and modified annually, by federal resolution applicable to all Mexican airports, in accordance with the Mexican Federal Rights Law (Ley Federal de Derechos). Accordingly, decisions by the Mexican federal government, which may be based on policy positions or political stances, directly impact the variations and increases to the fees that we are required to pay to airport operators. These decisions are beyond our control, and in the past we have observed a substantial increase in passenger taxes and airport charges. For further information about the setting of airport fees under Mexican law, see “Regulation—Regulation of the Mexican Airline Industry—Operational Regulation.”

We cannot guarantee that higher rates or other airport charges will not be imposed in the future, particularly if demand and traffic congestion increase. Increases in such airport charges and fees may in turn increase our operating costs and significantly affect our operating margins.

Our ability to charge fees for ancillary services is subject to regulation.

In addition to our passenger revenue, we depend on non-passenger revenue from air travel-related services, revenue from non-air-travel related services, and cargo services. Air travel-related services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, charters and passenger charges for no-show tickets. Revenue from non-passenger revenue include commissions charged to third parties for the sale of hotel rooms, trip insurance and rental cars. These services and their respective fares are subject to the provisions of consumer protection laws and regulations in the markets in which we operate.

For example, in April 2011, the DOT published rules relating to, among other things, how airlines interact with passengers through advertising, make reservations and address consumers at the airport and on board the aircraft. The rules require airlines to publish a full fare for a flight, including mandatory taxes and fees, and to enhance disclosure of the cost of optional products and services, including baggage charges. The rules restrict airlines from increasing ticket prices post-purchase (other than increases resulting from changes in government-imposed fees or taxes) and significantly increasing the amount and scope of compensation payable to passengers involuntarily denied boarding due to overbooking. In April 2024 the DOT adopted new rules requiring (i) air carriers and ticket agents to disclose information relating to certain consumers fees whenever fare and schedule information is provided for consumers for flights to, within, and from the United States, and (ii) carriers to provide useable, current, and accurate information regarding fees to ticket agents that sell or display the carrier’s fare and schedule information. The rule requiring upfront disclosure of ancillary fees has been legally challenged by several major U.S. airlines. On January 28, 2025, the U.S. Fifth Circuit issued a ruling formally blocking the rule, citing procedural violations, specifically, that the DOT had failed to allow airlines to comment on the study underlying the regulation. The court remanded the rule to DOT for reconsideration. If the rule is ultimately upheld, it could increase compliance costs and limit pricing flexibility.

In Mexico, in November 2021, the PROFECO published a press release requesting Mexican airlines to avoid charging extra fees for carry-on luggage, as the PROFECO considers these charges to be an abusive commercial practice in violation of the Mexican Civil Aviation Law (Ley de Aviación Civil). According to the PROFECO press release, airlines cannot charge additional fees for carry-on luggage to domestic air travel passengers, subject to weight and dimension restrictions, and the airlines’ luggage policy for international flights must comply with international treaty rules. The PROFECO, in accordance with a Mexican Supreme Court (Suprema Corte de Justicia de la Nación), or the SCJN, decision considers carry-on luggage to be an inherent component of airline service, as passengers need basic belongings to reach their destinations.

Failure to comply with these rules may lead to fines or other enforcement action, including requirements to modify our passenger reservations system, which could have a material adverse effect on our business. In addition, new taxes on non-passenger revenue, or other laws or regulations that make unbundling of services impermissible, cumbersome or expensive, may adversely affect our business, results of operations and financial condition. Government scrutiny may also change industry practice or public willingness to pay for ancillary services. Moreover, we cannot assure you that compliance with these new rules will not be costly or have a material adverse effect on our business.

We are, and may be in the future, involved in various legal, administrative and regulatory proceedings.

We conduct our business, activities and investments in highly regulated sectors. Mexican regulators and other authorities, including tax and consumer protection authorities, have increased their oversight and the frequency and amounts of fines and charges may increase significantly. We are, and may be in the future, involved in various legal, administrative and regulatory proceedings relating to claims of our failure to comply with consumer protection, labor, insurance, tax, aviation or antitrust regulations, or other matters.

For example, on October 16, 2023, we were notified by the CNBV that it had opened an administrative sanction proceeding against us, and, as a legal consequence, our chief executive officer, claiming that certain of our disclosures to the market about our restructuring process were omissive and, as such, violated the LMV. On July 9, 2024, the CNBV imposed against us and our chief executive officer the minimum fine established in the LMV for this type of violation, in an aggregate amount of Ps.7.2 million, or approximately $0.4 million. On August 1, 2024, we filed an administrative response with the CNBV challenging the fines and arguing that our disclosures to the market about our restructuring process were comprehensive and in compliance with the LMV requirements. On November 15, 2024, the CNBV notified us that the fines were upheld. On December 5, 2024, we filed an annulment lawsuit challenging the penalties and, as of the date of this prospectus, the matter is under review by the relevant judicial authorities.

In addition, some of our subsidiaries have been notified of tax assessments by the Mexican Tax Authority (Servicio de Administración Tributaria), or SAT. The tax assessments relate to, among other things, allegedly improper deductions. As of the date of this prospectus, we are challenging these tax assessments in several administrative proceedings before the SAT.

The defense of legal, administrative and regulatory actions is, and may continue to be, both time-consuming and expensive. We cannot assure you that we will prevail in these legal proceedings or in any future legal proceedings and if such disputes were to result in an unfavorable outcome, it could result in reputational damage and have a material adverse effect on our business, financial condition and results of operations. In addition, claims, judgments or fines against us in legal and regulatory proceedings could result in the obligation to pay substantial amounts of money or for other relief or that might necessitate changes to our business or operations.

For a discussion of key legal and regulatory proceedings that we face, see “Business—Legal and Administrative Proceedings,” Note 33 to our audited consolidated financial statements and Note 23 to our interim financial statements.

We may not be able to maintain the prices of our products and services at levels that meet our profitability expectations.

If the prices for our products and services drop to levels that do not meet our profitability expectations, our revenues, financial condition and results of operations could materially suffer. The rates we are able to charge for our services are affected by a number of factors, including:

•	general economic and political conditions;

•	the competitive environment of the airline industry;

•	the demand for air travel and available income of our customers;

•	our ability to accurately estimate, attain and sustain revenues, margins and cash flows, which includes our ability to estimate the impact of inflation and foreign exchange on our margins; and

•	procurement practices of clients and their use of third-party advisors.

The competitiveness of the airline industry affects our ability to obtain favorable pricing in different ways, all of which could have a material negative impact on our results of operations. If we fail to distinguish or demonstrate the added value of our products, services and solutions, our clients may disregard the additional benefits we offer and make decisions solely based on price. In addition, the introduction of new services or products by competitors could reduce our ability to maintain our prices at favorable levels. See also “—Risks Related to Our Business—The airline industry is highly competitive, and we may face greater competition on a significant portion of our business and routes.”

Inadequate airport infrastructure or capacity and space restrictions in Mexico and at the international airports where we operate may limit our access to desirable slots and otherwise negatively impact our operations.

Some airports at which we operate or plan to operate in the future are subject to capacity limitations and space restrictions. For example, MEX, the largest airport in Mexico, is capacity constrained. Many airports around the world, including those at which we operate, impose various restrictions on companies that provide air transportation services, including limits on aircraft noise levels, limits on the average number of daily departures or arrivals and on the use of runways and slots. Certain airports also experience specific conditions from time to time, such as operational disruptions and labor disputes, that limit our ability to operate as fully as we would like to, or at all, at such airports. For example, we terminated plans to operate at the Pudong International Airport, in Shanghai, due to that airport’s lack of attractive available daily slots.

In addition, in 2022, to reduce noise, the Netherlands, which is one of our five European destinations, announced a multi-phase plan to reduce the maximum number of flights authorized annually at Amsterdam’s Schiphol Airport. In November 2023, the Netherlands suspended the initial phase of the plan, and in 2024, the Netherlands Supreme Court found that the Dutch government’s flight reduction plan was unlawful. The Dutch government issued a revised plan, which was approved by the European Commission in March 2025. Under the new plan, the Netherlands will cap commercial flights at 478,000 per year, down from the 500,000 cap in place since 2020. As of the date of this prospectus, we cannot assess the impact of this new rule on our operations in the Netherlands. We cannot guarantee that other airports where we operate will not increase or adopt new restrictions.

Airports that do not currently impose capacity limits may implement such restrictions in the future and, accordingly, there can be no assurance that we will be continue to have access to sufficient slots, gates and other facilities at airports.

The lack of desirable and reasonably priced slots at the airports where we operate may require us to modify our itineraries, change routes or reduce aircraft utilization, any of which could have a material adverse effect on our business, financial condition and results of operations. Additionally, we cannot guarantee that we will be able to use airport facilities and services at favorable rates. As aging airports are modernized or new airports are constructed, the costs of using airport infrastructure and facilities may lead to an increase in related costs such as landing charges.

Since 2022, the Mexican government has significantly expanded the role of the Mexican military in the civil aviation sector. The Mexican Ministry of National Defense (Secretaría de la Defensa Nacional), or SEDENA, was authorized not only to construct and manage new airports, but also to operate existing airports through a state-owned company established for this purpose: the Olmeca-Maya-Mexica Airport Auxiliary Services Group (Grupo Aeroportuario, Ferroviario y de Servicios Auxiliares y Conexos, Olmeca-Maya-Mexica, S.A. de C.V.), or GAFSACOMM, also known as Grupo Mundo Maya. The airports under GAFSACOMM’s administration include Tulum, Palenque, Uruapan, Puebla, Ciudad Victoria, Campeche, Nogales, Nuevo Laredo, Apodaca, Tamuín, Ixtepec, and Chetumal. Although Felipe Ángeles International Airport, or NLU, Mexico City’s secondary airport, is part of GAFSACOMM, it is operated with its own administrative autonomy.

The expanded role of the military in the civil aviation sector may impact the operation of these airports and alter the competitive dynamics among airlines. These changes could result in increased operating costs or other regulatory or operational constraints, which could adversely affect our business and results of operations.

In addition, on March 2, 2023, the Mexican Airspace Protection Law (Ley de Protección del Espacio Aéreo Mexicano) became effective. The law aims to preserve the sovereignty, independence and security of the Mexican airspace. The law authorizes SEDENA to coordinate the involvement of competent authorities, such as the Ministry of Security and Civil Protection, the SICT, the SEMAR and the Ministry of the Interior, to protect and oversee Mexican airspace. On May 3, 2023, the government published amendments to the Mexican Civil Aviation Law in the Federal Official Gazette, authorizing the SICT to grant concessions to majority state-owned airlines, among other things; and on May 18, 2023, the Mexican government authorized the operations of Mexicana de Aviación. Mexicana de Aviación started its new operations in December 2023 and is under control and supervision of the Ministry of National Defense.

Our operations are highly dependent on MEX.

Consistent with our hub-and-spoke operating model, our operations are highly dependent on MEX. In the six-month periods ended June 30, 2025 and 2024, 44.3% and 44.6% of our flights departed from MEX. In 2024 and 2023, 44.4% and 45.5% of our flights departed from MEX. To maintain high aircraft utilization rates, we depend on the on-time arrival of our flights to ensure that our passengers make their connections and our aircraft stay within their itineraries, and any issues at MEX that negatively impact operations overall at MEX may adversely affect us. In addition, factors beyond our control may cause delays or affect our service, including air traffic and runway congestion, force majeure events, strikes and other labor disputes, adverse weather conditions, increased security and changes in airport infrastructure. For instance, in 2023 MEX mandated that flights operating outside their officially assigned slots (for arrival or departure) would no longer be permitted to take off or land in MEX and that airlines must justify any deviations, such as delays due to weather, aircraft maintenance, or late arrivals to gain approval.

Also, MEX is subject to reductions in hourly operations and restrictions. In October 2022, an agreement among certain airlines and MEX resulted in a temporary reduction in hourly operations from 61 to 52 at MEX to permit the airport to make facilities related improvements. This reduction applied to international and Mexican carriers. A second temporary reduction in hourly operations from 52 to 43 came into effect on January 8, 2024. Pursuant to a statement issued by AFAC in August 2023, the second reduction in hourly operations that started in January 2024 applies only to domestic flights from and to MEX operated by Mexican carriers.

In addition, due to the significance of our investment in, and the importance of our operations at, MEX, our business may suffer to the extent that MEX’s position as the leading major airport in the Mexico City area diminishes. The Mexican government has granted a number of incentives to promote the construction and use of NLU, which is located in Mexico City. If airline operations shift, whether due to government incentives, passenger preferences, or terms offered to airlines, to NLU and away from MEX, our business, results of operations and financial condition may suffer.

The airline industry is highly competitive, and we may face greater competition on a significant portion of our business and routes.

The aviation industry is highly competitive. Airlines compete based on, among other things, price, availability and flight frequency, connectivity, service punctuality and frequent-flyer programs. The airline industry is particularly susceptible to price discounts, because airlines incur only marginal costs to provide service to passengers occupying seats that would not otherwise be sold. The airline industry also faces competition from surface transportation and reduced demand due to the use of technological tools such as virtual meetings, teleconferencing and videoconferencing.

Certain of our competitors may receive support from external sources, such as their national governments, which have the effect of subsidizing or otherwise providing financial support or tax benefits in relation to their operations. We do not benefit from this type of support, which places us at a competitive disadvantage as compared to some of our international competitors. For example, as a response to the COVID-19 pandemic, the U.S. Treasury Department provided payroll support worth billions of U.S. dollars to U.S.-based:

•	passenger and cargo air carriers under the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act;

•	passenger air carriers under the Consolidated Appropriations Act; and

•	passenger air carriers under the American Rescue Plan Act.

The Mexican government did not provide similar grants or relief to Mexican air transportation companies. Current or future governmental support provided to our competitors may have the effect of enhancing their competitive advantage as compared to us, thereby materially and adversely impacting our business, financial condition and results of operations.

In addition, the Mexican government has actively explored options to allow non-Mexican air carriers to operate on domestic Mexican routes in the past. Also, on March 2, 2023, the Mexican Airspace Protection Law (Ley de Protección del Espacio Aéreo Mexicano) became effective. The law authorizes the Ministry of National Defense to coordinate the involvement of competent authorities, such as the Ministry of Security and Civil Protection, the SICT, the Ministry of the Navy and the Ministry of the Interior, to protect and oversee Mexican airspace. On May 3, 2023, the government published amendments to the Mexican Civil Aviation Law in the Federal Official Gazette, authorizing the SICT to grant concessions to majority state-owned airlines, among other things; and on May 18, 2023, the Mexican government authorized the operations of Mexicana de Aviación, which started its new operations in December 2023 and is under control and supervision of the Ministry of National Defense. This policy change could disrupt the Mexican domestic market by significantly increasing competition and reducing our market share in the future.

We may not be able to enter into long-term leases or obtain financing to purchase new aircraft.

Certain contextual factors, including macroeconomic or regulatory conditions in Mexico, may prevent us from obtaining long-term operating leases or financing to purchase new aircraft at all or in attractive terms and conditions. Mexico has adopted the “friendly for debtors” provision, or Alternative B of the Cape Town Convention, which favors debtors and allows local courts to determine if and when contractual breaches should be remedied and whether an aircraft should be returned to its owner or creditor. Uncertainties concerning creditors’ rights in Mexican insolvency proceedings and delays experienced in obtaining final judgments may prevent us from leasing or purchasing new aircraft at attractive terms or at all, which could have a significant adverse effect on our business, financial position and operating results.

We may also be unable to obtain financing or enter into long-term leasing agreements at favorable terms due to high interest rates, which may negatively affect our lessors, or risks related to Mexico and international events. As a result of the Russian invasion of Ukraine and corresponding sanctions, aircraft lessors have not been able to recover certain assets in Russia and have reconsidered expropriation risks and insurance costs in other emerging markets, including Mexico. Moreover, as certain large airlines, mainly in China and India, have recovered from the effects of the COVID-19 pandemic, they have restored their operations to pre-COVID-19 pandemic levels and increased their aircraft purchases and demand for leased aircraft, which has affected aircraft availability in the global market and increased aircraft leasing and purchase costs.

In addition, if we are unable to obtain the necessary financing to purchase aircraft for which we have entered into binding purchase agreements and fail to cancel the order, we may breach these agreements and be liable for damages, which could adversely affect our financial condition and operating results.

If we fail to comply with sanctions on Russia as a result of the invasion of Ukraine, we could be subjected to penalties.

In response to Russia’s February 2022 invasion of Ukraine, the United States, the European Union, or the EU, the United Kingdom and other countries have imposed broad, far-reaching sanctions against Russia, certain Russian persons and certain activities involving Russia or Russian persons. For example, in September 2022, the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, issued preliminary guidance on the implementation of a maritime services policy that will ban the provision of services related to the maritime transportation of Russian-origin crude oil and petroleum products, with exceptions for shipments of seaborne Russian oil purchased at or below a specified price cap. The policy took effect on December 5, 2022, with respect to crude oil, and on February 5, 2023 with respect to petroleum products. Due to the imposition of sanctions and flight restrictions relating to Russia, Aeroflot was suspended from the SkyTeam alliance. We suspended our code sharing agreement with this airline and the reciprocity of our respective loyalty programs, which were our only operations in Russia. In addition, we suspended interline sales and other agreements, such as lounge sharing with Aeroflot, and we temporarily discontinued our flights to Seoul, South Korea, in 2022, as the direct flight route between Mexico and South Korea passed through Russian airspace. In the third quarter of 2024, we resumed flights between Mexico and Seoul through a longer route that requires a layover and refueling but does not cross the Russian airspace.

Although we have economic sanctions and export controls compliance policies and procedures, we cannot assure you that such safeguards will function in all cases to prevent violations of sanctions and other similar laws or regulations currently existing or enacted in the future. If we violate any such sanctions or other laws, we may experience negative impacts on our business, including by increasing the fuel costs or costs required to remain in compliance with such regulations, or incoming penalties for failing to comply with such sanctions.

In addition, the airline industry is heavily influenced by the price and availability of aircraft fuel. Sanctions on exports of oil from Russia have caused volatility in crude oil prices and significant disruptions in the supply of petroleum derivatives, including fuel in the commercial aviation industry, and could, in the future, adversely affect the company’s business, results of operations and financial condition.

We may incur significant costs related to the return of aircraft under our lease agreements.

Under our lease agreements, we are required to return leased aircraft timely. However, we may be unable to quickly purchase new aircraft or obtain new leases at favorable terms and may violate the timing requirements of our old lease agreements. These delays may lead to substantial additional costs. We may also be unable to return leased aircraft and engines on reasonable terms due to the rigorous pre-return inspections, which can lead to lengthy and costly negotiations. In this case, we may be required to continue making lease payments for equipment that is not being used. In certain circumstances, we have failed to return the aircraft on time or fulfill the conditions of our lease agreements and faced contractual sanctions or forced extension of the old lease agreement. Failure to integrate new aircraft into our fleet as planned may require us to extend our leases, which may not be favorable to us.

We may not be able to improve liquidity.

Certain factors may adversely affect our liquidity, including expected increases in our lease payments under new financial leases, volatility in fuel prices, volatility in the exchange rate, adverse economic conditions, demands from workers, pilots and labor unions, impacts on the global capital markets and catastrophic external events. Certain unexpected events may quickly change liquidity conditions and have substantial effects to our cash flows. The uncertainties in connection with the COVID-19 pandemic, for instance, had material implications to our operations in a short period, which drastically affected our liquidity.

The airline industry is generally characterized by low profit margins and high fixed costs. These fixed costs consist mainly of wages and salaries of crews and other personnel (which are substantial in several jurisdictions in which we operate), fuel costs and payments for aircraft and engine leases, as well as other financial costs related to aircraft equipment. The operating costs of flying an aircraft do not vary significantly with the number of passengers transported and cannot be quickly adjusted to respond to changes in revenue or to a deficit in projected revenue levels. For further information about fuel costs, one of our main expenses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operation—General—Jet Fuel Prices.”

Revenue per flight depends mainly on the number of passengers we carry and fares, which can vary significantly due to several factors that may be beyond our control. These factors include economic and general political conditions, particularly in certain Mexican regions, weather and price strategies of our competitors, as well as the tolerance to operate at very low profit margin levels or losses.

If our liquidity is further limited, we may be unable to make timely lease payments or comply with our substantial contractual obligations. As a result, we may be subject to adverse consequences, including legal disputes with our equipment lessors and other creditors. In addition, low liquidity may limit our ability to implement our strategic initiatives, incur capital expenditures to maintain our competitive position, resist competitive pressures, and limit our flexibility to respond to business and economic conditions.

Our liquidity could be adversely impacted in the event one or more of our credit card processors were to impose material reserve requirements for payments due to us from credit card transactions.

Under certain of our international credit card processing agreements, the financial institutions in certain circumstances have the right to require us to maintain reserves equal to a portion of advance ticket sales that has been processed by that financial institution, but for which we have not yet provided the air transportation. Such financial institutions may require additional cash or other collateral reserves to be established or additional withholding of payments related to receivables collected if we do not maintain certain minimum levels of unrestricted cash, cash equivalents and short-term investments. Refunds lower our liquidity and put us at risk of triggering liquidity covenants in these credit card processing agreements and, in doing so, could force us to post cash collateral with the credit card companies for advance ticket sales.

Our business is cyclical and seasonal. Consequently, our quarterly results may fluctuate substantially.

The airline industry is cyclical and seasonal, and our operating results may vary from one quarter to the next. The highest demand for air transport services occurs during the months of July and August (usually due to high demand for vacation travel), March and April (depending on the date of the Holy Week holiday each year) and December (as a result of the Christmas holidays), while demand has its lowest season in February, September and October. In addition to the seasonal demand effects on our load factor, revenue, operating income and earnings, other temporary circumstances may affect our market share each month. Because of the relevance of our fixed costs, seasonality affects our quarter-to-quarter profitability.

During leisure travel periods, such as the Christmas and Easter holidays, passengers favor low-cost fares offered by many of our competitors and prefer leisure destinations, which reduces cargo factors on other routes to business destinations. As a result, our domestic market share may decrease during these periods due to competition from low-cost carriers.

Prior and future acquisitions, strategic investments, partnerships and alliances may not be successful.

We have entered into acquisitions, strategic investments in complementary businesses, strategic partnerships and alliances with third parties and may enter into similar transactions in the future to enhance our business. For instance, we obtained control of PLM in 2022, the entity that manages our Aeroméxico Rewards, through a share purchase agreement with Aimia.

However, we may not be able to identify suitable business partners or to complete certain business transactions on commercially acceptable terms or at all. In addition, these types of transactions involve numerous risks, including:

•	difficulties to integrate operations, technologies, accounting and personnel;

•	difficulties to support and integrate new clients from our acquired companies or strategic partners;

•	diversion of financial and management resources from existing operations;

•	risks related to entrance in new markets;

•	potential loss of key team members;

•	inability to generate sufficient revenue to offset transaction costs; and

•	unknown liabilities.

Our organizational structure could make it difficult to efficiently integrate acquired businesses or technologies into our ongoing operations or assimilate new employees to our culture and operations. Accordingly, we might fail to realize the expected benefits or strategic objectives of any acquisition we undertake. Any such failure could have a material adverse impact on our consolidated balance sheet and consolidated statements of income.

Also, our inability to identify suitable acquisition targets, strategic investments, partners or alliances, or our inability to complete such transactions, may negatively affect our competitiveness and growth prospects. Moreover, if we fail to properly evaluate acquisitions, alliances or investments, we may not achieve the anticipated benefits of any such transaction and we may incur excessive and unanticipated costs. We may be affected by damages and losses to assets or profitability that may not be fully offset by indemnification from sellers.

Future acquisitions financed with our own resources could deplete the cash and working capital available to adequately fund our operations. We may also finance future transactions through debt or equity offerings, existing cash, cash equivalents and investments. Acquisitions financed by equity offerings could dilute the ownership of our shareholders and adversely affect the market price of the ADSs. Acquisitions financed by debt offerings may require us to dedicate a substantial portion of our cash flow to principal and interest payments and could subject us to restrictive covenants.

Failure to renew our concessions, the revocation by the Mexican government of our concession or changes in Mexican aviation policy could prevent us from continuing to conduct our business, which would have a material adverse effect on our business, results of operations, financial condition and prospects.

We hold two concessions from the Mexican federal government that authorizes us to provide domestic air transportation services of passengers and cargo within Mexico. These concessions were granted by the Mexican federal government through the SICT on March 16, 2000, and October 24, 2000, respectively, for initial periods of 30 years.

Mexican law provides that concessions may be renewed several times. However, each renewal may not exceed 30 years and the law requires the concessionaire to have complied with the obligations in the concession to be renewed, requested the renewal one year before the expiration of the concession term. Failure to renew our concessions would have a material adverse effect on our business, results of operations, financial condition and prospects and would prevent us from continuing to conduct our business.

In addition, we are required under the terms of our concessions to comply with certain ongoing obligations. Failure to comply with these obligations could result in penalties against us. In addition, the Mexican government has the right to revoke our concessions and the permits we currently hold for various reasons, including:

•	service interruptions, without authorization from the SICT, except in force majeure events;

•	assignment, mortgage, transfer or conveyance of concessions, permits or rights thereunder to any person without the approval of the SICT;

•	failure to maintain insurance required under applicable law;

•	charge costumers fares that are different from the fares registered with the SICT;

•	violation of statutory safety conditions;

•	failure to indemnify damages from services rendered; and

•	in general, failure to comply with any obligation or condition under the Mexican Civil Aviation Law, regulations and respective concession or permit.

If our concessions or permits are revoked, we will be unable to operate our air passenger transportation business and will be unable to obtain a new concession or permit for five years after the revocation. Furthermore, if our concessions are revoked, we will not receive any compensation, which would affect our ability to operate as an ongoing business. For further information about Mexican and international regulatory requirements, see “Regulation—Regulation of the Mexican Airline Industry—Concession for the Provision of Domestic and Regular Air Transportation Services” and “Regulation—Regulation of the Mexican Airline Industry—Authorizations and Licenses.”

In addition, government agencies and other authorities in Mexico and the countries where we operate have the power to, among other things:

•	terminate our airport utilization contracts;

•	regulate international travel, including customs and immigration;

•	increase taxes;

•	change laws affecting services airlines can offer in certain markets and airports;

•	restrict competitive practices;

•	enact statutes or regulations that affect customer service standards, including safety and health standards; and

•	terminate or unilaterally modify licenses or concessions to operate at airports.

For instance, on October 4, 2023, the AFAC unilaterally modified the fee structure established in the concession titles granted by the SICT to certain airports.

Accordingly, changes in the governmental aviation policies in Mexico and other countries may lead to modification of our operational requirements, and we may fail to obtain or maintain our concessions, permits and authorizations for Aeroméxico and Aeroméxico Connect. In the event that any of our concessions, permits and authorizations are terminated, or if any such arrangements are changed such that we are required to modify or reduce our operations, or make additional investments, our business, results of operations and financial condition may be materially adversely affected.

We rely on third parties to provide certain services that are essential to our business.

We have agreements with third-party contractors under which they allow us to use certain facilities and provide services that are required for our operations. These agreements cover services such as:

•	indirect ticket sales through travel agents;

•	call center services;

•	catering;

•	cargo and baggage handling;

•	ground handling;

•	fuel supply; and

•	“below the wing” aircraft services.

For example, in airports outside of Mexico, all ground handling and below the wing services for our flights are provided by contractors, including, but not limited to, Swissport, Menzies and MEBC.

Most of our contracts with third-party contractors are subject to termination upon notice. The termination of those contracts, or our inability to renew them or negotiate new contracts with other providers at comparable rates, could adversely affect our business and operating results.

In 2021, labor law changes in Mexico introduced certain registration requirements for third-party providers, have increased our compliance costs and liability exposure. In connection with these registration requirements, our suppliers are required to provide certain labor-related information and we are subject to inspections. Failure to comply with the legal requirements may prevent us from deducting certain expenses from our taxes and lead to fines. For further information about legal requirements for outsourced labor, see “Regulation—Labor Regulations and Social Security.”

In addition, by relying on third parties to provide essential services to us, we have limited capacity to control the cost, efficiency and quality of such services. Negligence, inexperience or intentional acts of a contractor could endanger our aircraft or our passengers and crew. This could have an adverse material effect on our business and reputation.

We may be harmed by violations of our ethics and compliance standards.

We have adopted a code of conduct applicable to all of our employees and collaborators, which encompasses individuals who work under an employment agreement, provide services to us or act on our behalf, and, in certain circumstances, to suppliers and business partners, and we have internal policies in relation to our management and the conduct of our employees and counterparts. We also have a compliance program and internal audit department to implement these policies, conduct training, verify compliance with laws and regulations and address violations. For further information about our code of conduct, see “Management—Code of Conduct.”

However, despite our policies and procedures, our shareholders, employees, counterparties or anyone doing business with us may engage in fraudulent activities, corruption or bribery, unethical behavior or improperly appropriate or manipulate our assets for their personal or commercial advantage. If we believe or have reason to believe that our employees or agents have violated, or may have violated, any of the applicable anti-corruption laws, including the National Anti-Corruption System Law (Ley General del Sistema Nacional Anticorrupción) and the Administrative Responsibilities Law (Ley General de Responsabilidades Administrativas) or any applicable criminal, federal or local code of Mexico, we would be subject to government investigation or external audit of relevant facts and circumstances, which may be onerous and require significant time and attention from our executive officers, result in fines or adversely affect our reputation, operating results or financial condition.

In addition, if we fail to comply with ethics and compliance rules and standards, investors and consumers who value good governance may not be attracted by investment opportunities or our services, respectively, which could decrease our revenues or increase our capital costs. Our failure to prevent, detect or remedy any such behaviors and/or process vulnerabilities in a timely manner could have an adverse material effect on our reputation, operating results and financial condition.

We have flights to destinations in Cuba, which is subject to sanctions.

Since October 2022, we resumed our passenger transportation services to and from Cuba. For both the six-month period ended June 30, 2024, and the full year of 2025, our transported passengers to and from Cuba represented 0.4% of our total passengers, respectively. Our revenue from Cuban operations for both the six-month period ended June 30, 2025, and the full year of 2024, represented 0.5% of our revenue, respectively. Our assets located in Cuba are not significant.

The United States administers and enforces broad economic and trade sanctions and restrictions against Cuba, and groups opposed to the Cuban regime may seek to exert pressure on companies doing business in Cuba. U.S. policy towards Cuba has been in flux in recent years and uncertainty remains over the future of U.S. economic sanctions against Cuba and the impact such sanctions will have on our operations, particularly if the United States imposes additional relevant sanctions. While we believe our operations in Cuba are in compliance with all applicable laws, any violations of U.S. sanctions could result in the imposition of civil and/or criminal penalties and have an adverse effect on our business and reputation. Additionally, Title III of the Cuban Liberty and Democratic Solidarity (Libertad) Act of 1996, or the Helms-Burton Act, provides a cause of action for U.S. nationals to bring claims against any person who traffics in property expropriated by the Cuban Government. The scope of any potential claims under the Helms-Burton Act is uncertain and companies with commercial dealings in Cuba have faced claims for damages; we could face such claims in the future.

Certain U.S. states have enacted or may enact legislation regarding investments by state-owned investors, such as public employee pension funds and state university endowments, in companies that have business activities with Cuba. As a result, such state-owned institutional investors may be subject to restrictions with respect to investments in companies such as ours, which could adversely affect the market for the ADSs.

The Mexican government may use our aircraft or expropriate our assets under certain circumstances beyond our control.

In case of force majeure, war, serious public disturbance or imminent danger to national security, peace or the internal economy of Mexico, the Mexican government may temporarily seize our aircraft and use them for different purposes, subject to compensation for any damages, except in the case of international war. If we do not reach an agreement with the Mexican federal government on the appropriate amount or terms of the compensation, we may present an arbitral claim. As such, we cannot ensure that we will receive compensation or that compensation will be adequate or received within a reasonable amount of time, if the government temporary seize our aircraft.

In addition, under the Mexican Expropriation Law (Ley de Expropiación), the Mexican government has the right to expropriate assets for the public good (causas de utilidad pública), and the government is required to pay fair market compensation in connection with any such expropriation. Under the expropriation laws, the Mexican federal government may expropriate assets when it considers the assets to be necessary to establish, maintain or preserve public services, including public air transportation services. Applicable law does not specify precisely how the compensation should be calculated or the timing for the payment. If our assets are expropriated, we cannot assure that compensation will be fair or timely, if at all.

Mexican antitrust provisions may affect the fares we can charge to customers.

As of the date of this prospectus, airlines operating in Mexico are only required to register their tariffs with the SICT. However, the Mexican Civil Aviation Law provides that if the SICT identifies a lack of effective competition among holders of permits and concessions required to operate airlines in Mexico, it may request the Mexican Antitrust Commission (Comisión Federal de Competencia Económica) to review the situation. As a result, the SICT may regulate air transportation services fares of airlines operating in Mexico. Such regulations are temporary and are in force until effective competition occurs. SICT’s decision to impose fare regulations could materially affect our business, results of operations and financial condition. We are also subject to the jurisdiction of COFECE, which has the power to regulate competition (including by determining maximum fares and imposing operational conditions) and impose fines and sanctions against us. We have been subject to investigations and financial penalties related to antitrust practices by COFECE in the past. For further information about the antitrust rules and restrictions in connection with our business, see “Regulation—Regulation of the Mexican Airline Industry—Fares.”

We cannot guarantee that antitrust authorities will not conduct investigations, impose sanctions or other measures on us in the future, which could adversely affect our operations, financial condition and operating results.

Changes in law, structural reforms, and related regulations that could impact pricing, fees, and route allocation may adversely affect our business.

We may be subject to increased regulatory scrutiny and action in response to rising consumer concerns over excessive fees and ancillary charges, particularly as the Mexican federal, local and regional governments and consumer protection agencies review practices such as overbooking, carry-on baggage fees, and airport tariffs. Any resulting measures, such as fee caps, mandated fee eliminations, or unbundling restrictions, could materially impair our ability to generate ancillary revenue, limit our pricing flexibility, and negatively impact on our financial performance. Further, government actions to adjust airport concession or usage fees, or to influence route permissions and slot allocations, may impose additional operational constraints and cost pressures.

The airline industry is subject to strict environmental laws and regulations, and compliance or potential breach of, or liabilities arising under, such laws and regulations may be costly and materially affect our business, financial condition and operating results.

The airline industry is subject to strict environmental laws and regulations in the national, local and international spheres. These laws and regulations concern greenhouse gas emissions, noise level, waste to surface and subsurface waters, safe drinking water and the management, release, discharge and disposal of, and exposure to, hazardous substances, including oils and waste materials. Regulators in Mexico, the United States, the European Union and other countries in which we operate are constantly proposing new rules and regulatory standards, which may require us to adopt certain environmental protection measures. As such, compliance with, or liabilities arising under, all environmental laws and regulations may require significant costs and could adversely affect our operations.

In 2016, ICAO adopted a resolution creating the CORSIA, which provides a framework for a global market-based measure to stabilize greenhouse gas emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). CORSIA has been implemented in phases, starting with the participation of ICAO member states, including Mexico, on a voluntary basis during a pilot phase (from 2021 through 2023), and a first phase (from 2024 through 2026), followed by an obligatory second phase (from 2027) for member states whose civil aviation CO2 emissions exceed certain thresholds. The countries in which we operate are ICAO member states and therefore in the future we may be financially affected due to compliance with CORSIA’s mandates. At this time, the costs of complying with our future obligations under CORSIA are uncertain, primarily due to the supply and price of CORSIA eligible carbon offsets and the future development of the market for eligible sustainable fuels. Due to the competitive nature of the airline industry and unpredictability of the market for air travel, we cannot assure that we may be able to increase our fares, impose surcharges or otherwise increase revenues or decrease other operating costs sufficiently to offset the costs of meeting our obligations under CORSIA.

In January 2021, the U.S. Environmental Protection Agency, or the EPA, established its greenhouse gas emission standards for new aircraft engines to implement the ICAO standards. Like the ICAO standards, the EPA standards applied to new fleet models starting in 2021 and would apply to in-production aircraft no later than 2028; however, they would not apply to engines in-service aircraft. The final standards have been challenged by several U.S. states and environmental groups. The outcome of legal challenges and administrative review cannot be predicted at this time. Furthermore, in November 2022, the EPA published its final rule on particulate matter emission standards and test procedures for civil aircraft engines that aligns with the ICAO standards, which took effect on January 1, 2023.

The European Union requires its member states to include aviation in its Emissions Trading Scheme, or EU ETS. Under the EU ETS, following the end of each year, any airline with flights within the European Economic Area, or EEA, is required to surrender carbon allowances equal to its verified CO2 emissions. Airlines receive a limited number of free allowances, but must purchase additional allowances to cover any excess emissions. The current scope of the EU ETS remains limited to intra-European flights, following the European Commission’s 2023 decision to maintain this limitation through at least 2026. However, the EU continues to assess options for expanding the system. Under legislation adopted in 2023 as part of the EU’s “Fit for 55” climate package, the number of free allowances is being phased out through 2026, and the system is becoming more stringent to align with the EU’s 2030 and 2040 climate targets. Separately, the EU has launched the Carbon Border Adjustment Mechanism, which is a system that imposes a carbon price on imports of certain goods to prevent carbon leakage and ensure that imported products are subject to comparable carbon costs as those produced within the EU, and which may further affect international aviation in the future depending on its evolution.

Furthermore, the European Commission has adopted legislation establishing a SAF blending mandate for aviation fuel suppliers, which came into effect on January 1, 2025, requiring increasing minimum shares of SAF in jet fuel sold in the European Union starting that date, with progressive targets rising through 2030 and beyond to support the decarbonization of the aviation sector. For further information about applicable environmental laws and regulations in force and under discussion as of the date of this prospectus, see “Regulation—Environmental Regulations.”

The airline industry is subject to risks associated with climate change, which may be costly and materially affect our business, financial condition and operating results.

Many regulatory developments related to climate change may adversely impact our business, financial condition and operation results by requiring us to increase our operating costs and capital investments to comply with emissions regulations. With increasing concern among regulatory bodies regarding climate change, future rulemaking may result in stricter climate change-related regulations in the future. Certain airports have also adopted, and others could adopt, greenhouse gas emission or climate-related goals and requirements that could impact our operations or require us to make changes or investments that could materially affect our financial results.

In addition, growing customer awareness about climate change may lead customers to reduce air travel or choose airlines that promote sustainable standards. Customers may also choose to use alternatives to travel, such as virtual meetings and workspaces. Moreover, the potential acute and chronic physical effects of climate change, such as increased frequency and severity of storms, floods, fires, sea-level rise, excessive heat, longer-term changes in weather patterns and other climate-related events, could affect our operations, infrastructure and financial results. Operational impacts, such as the canceling of flights, could result in loss of revenue. We could also incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. As of the date of this prospectus, we are not able to predict potential losses or costs associated with the physical effects of climate change.

Our business may be adversely affected if our labor relations deteriorate, we fail to renew our CBAs on satisfactory terms or experience strikes or other labor unrest.

We depend on our pilots, our cabin crew and other personnel to conduct our business. As of June 30, 2025 and December 31, 2024, 70.4% and 70.6%, respectively, of our employees in Mexico belonged to various unions. We believe that we have satisfactory relationships with our pilots, cabin crew and other personnel. However, we cannot guarantee that we will be able to maintain a satisfactory relationship with our employees in the future. Also, we cannot guarantee that our workers will not enter into strikes. If our labor relations deteriorate, our business and operating results could be significantly affected.

Strikes, work interruptions, significant labor lawsuits or any prolonged dispute involving our employees represented by any of these unions, including during annual or biannual negotiations, could have a significant adverse impact on our operations. These risks will usually be exacerbated during renegotiation with trade unions, which may be long.

In addition, to become effective, a CBA needs to be approved by the union and by the majority of union members in a subsequent consultation process. Any renegotiated CBA could increase wages or other benefits and, consequently, increase our operating expenses.

In connection with the renegotiation of our collective employment contracts, we may experience occupational hazards, including strikes. Employees outside of Mexico that are not currently union members could form new unions or join unions seeking wage or benefits increases. For further information about our relationship with our employees and labor unions, see “Business—Human Resources.”

Our business relies on technology and automated systems, many of which are operated by third parties, and any failure of these technologies or systems could materially and adversely affect our business.

We rely on automated systems to plan and conduct our business, including our website, reservation system, fare management, maintenance systems, flight plans, systems to generate flight and crew roles and the accounting of revenue records. Many of these systems are operated by third parties. As a result, inability of any third party to provide these services or to restore these services quickly, in case of interruption due to failure or disaster, or our inability to replace third party service providers, could significantly interrupt our operations and adversely affect our business.

On November 3, 2022, Boeing’s subsidiary, Jeppesen, experienced a cybersecurity incident affecting certain of their flight planning products and services used by airlines worldwide. Our flight planning products were not materially affected by this incident. Another example of potential vulnerabilities is the recent IT outage experienced by CrowdStrike Holdings, Inc., or CrowdStrike, on July 19, 2024. The outage had a global impact, disrupting critical services across various sectors, including airlines and airports. We did not experience any significant impacts as a result of the CrowdStrike software update due to our internal incident handling procedures.

Also, our website, our flight booking and operation system must have the ability to accommodate a high volume of operations and deliver flight information, and we cannot guarantee that excessive demand will not affect our information technology systems.

Any failure of the technologies and systems we use could materially and adversely affect our business. Moreover, any integration of artificial intelligence in our or any service providers’ operations, products or services could pose new or unknown cybersecurity risks and challenges. As of the date of this prospectus, we have not experienced significant system failures, but we cannot guarantee that system failures will not occur in the future. To the extent third-party vendors fail to support the technologies or systems we use, our operations could be negatively affected. Further, even if third-party vendors have disaster recovery and business continuity plans, any performance issues, errors, bugs or defects with respect to our automated systems may result in data loss, high expenses, operational interruptions, reputational damage and interruption of ticket sales. Any limitation in our ability to use third-party technologies and systems could significantly increase our expenses and otherwise result in delays, a reduction in functionality or errors or failures of our operations until equivalent technologies or systems are, if available, identified, obtained through purchase or licensed and integrated into our operations. In addition, our current technologies and systems are heavily integrated with our day-to-day operations and any transition to a new technology or system could be complex and time-consuming. In the event that one or more of our primary technologies or systems vendors fails to perform, and a replacement system is not available or if we fail to implement a replacement system in a timely and efficient manner, our business could be materially and adversely affected.

Actual or perceived failures to comply with applicable privacy and data security laws, regulations, rules, industry standards and other obligations could adversely affect our business, operating results, financial condition and reputation.

Our business, operating results, financial condition and reputation may be adversely affected if we are unable to comply with existing privacy and data security laws, regulations, rules, industry standards and other obligations. Such laws, regulations, rules, industry standards and other obligations are subject to uncertain and inconsistent interpretation and enforcement and may be expanded, which may require changes to our business practices.

Airline operators that operate and have partners that operate in different jurisdictions must comply with numerous privacy and data security laws, regulations, and rules that may vary across jurisdictions, which may impact our management of data and increase operating costs. We are subject to the provisions of the Mexican Federal Personal Data Protection Law (Ley Federal de Protección de Datos Personales en Posesión de Particulares), or the Mexican Data Protection Law. The Mexican Data Protection Law establishes privacy and data security requirements that have led to significant compliance costs, and violations of these requirements may lead to substantial sanctions, including material fines. In addition, the Mexican Data Protection Law requires us to notify affected individuals of data breaches involving certain personal information or other unauthorized or inadvertent access to or disclosure of such information.

Furthermore, we are subject to the privacy and data security laws, regulations and rules of other countries and regions in which we operate, including the European Union, the United Kingdom, the United States, Peru and Colombia. For example, we are subject to the European Union General Data Protection Regulation, or GDPR, which includes stringent privacy and data security requirements, imposing significant costs on us and carrying considerable penalties for non-compliance. Additionally, following the exit of the United Kingdom from the European Union, a United Kingdom version of the GDPR (combining the GDPR and the United Kingdom’s Data Protection Act of 2018), or UK GDPR, currently imposes the same obligations as the GDPR in most material respects and also provides for considerable penalties for non-compliance. However, the UK GDPR will not automatically incorporate changes made to the GDPR going forward (which would need to be specifically incorporated by the United Kingdom government), which creates a risk of divergent parallel regimes and related uncertainty. In the United States, we are or may become subject to various federal and state laws, regulations and rules relating to privacy and data security. A number of states have enacted or are considering enacting laws imposing comprehensive privacy and data security obligations. For example, California has enacted the California Consumer Privacy Act, or CCPA, as amended by the California Privacy Rights Act of 2020, or CPRA, which gives California residents expanded privacy rights and protections, and provides for civil penalties for violations and a private right of action for data breaches. The Federal Trade Commission, or FTC, and states’ Attorneys General have also brought enforcement actions and prosecuted certain data breach and other privacy-related cases as unfair and/or deceptive acts or practices under the FTC Act. Additionally, many statutory requirements, both in the United States and other jurisdictions, include obligations for companies to notify individuals of data breaches involving certain personal information. For example, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach.

Moreover, many of our commercial partners, including credit card companies, have imposed data security standards on us. In particular, the Payment Card Industry Data Security Standards, or PCI DSS, established by the credit card companies, require us to comply with their highest level of data security standards. While we continue our efforts to meet these standards, new and revised standards may be imposed that may be difficult for us to meet and could increase our costs. Additionally, any material failure by us or our third-party providers to maintain compliance with PCI DSS security requirements or to rectify a data security issue may result in fines and restrictions on our ability to accept credit and debit cards as a form of payment.

We make public statements about our use and disclosure of personal information through our privacy policies, information on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about privacy and data security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any concerns about our privacy and data security practices, even if unfounded, could damage our reputation and adversely affect our business.

Significant fines and penalties may be imposed in connection with any violations of privacy and data security laws, regulations, rules, industry standards and other obligations depending on the severity of such violation, including recurring fines applicable for each violation. In addition, we may be subject to lawsuits, civil liability, sanctions, regulatory or government investigations, increased cost of operations and restrictions on our business practices, and our reputation may be adversely affected, if we fail to comply with applicable privacy and data security laws, regulations, rules, industry standards and other obligations. Any inability to adequately address privacy and data security-related concerns, even if unfounded, could result in additional cost and liability to us, damage our relationships with customers, prospective customers, employees and business partners, and have a material adverse effect on our business.

Loss, unauthorized disclosure, unauthorized use or misappropriation of information, including personal information, regarding our customers, prospective customers, employees, business partners or ourselves, or other cyber-attacks or breaches of our or our third-party service providers’ information security, may expose us to liability, damage our reputation and harm our business. In the processing of our customer transactions and as part of our ordinary business operations, we collect, transmit, store and otherwise process a large volume of personal information, including certain sensitive personal information, of our customers, prospective customers, employees and business partners, and we use online services and centralized data processing, including third-party service providers, extensively to do so. The security of the systems and networks where we and our third-party service providers store such personal information is a critical element of our business, and these systems and networks may be vulnerable to cyber-attacks and other security issues. While we have internal policies on privacy and data security, the preventative measures we have in place may not be sufficient and, as a result, personal information on our customers or employees may be lost, disclosed, accessed or extracted without our or such individuals’ consent. Loss, unauthorized disclosure, unauthorized use or misappropriation of the personal information of customers, prospective customers, employees or business partners, or any other information, could result in legal proceedings against us, including investigations and regulatory actions, that could have a serious impact on our reputation and may materially adversely affect our business, operating results and financial condition. Furthermore, the loss, unauthorized disclosure, unauthorized use or misappropriation of our business information may materially and adversely affect our business, operating results and financial condition.

In addition, our ability to monitor our third-party service providers’ data security is limited. Some of our third-party service providers may store or have access to our data and may not have effective controls, processes, or practices to protect our information from loss, unauthorized disclosure, unauthorized use or misappropriation or other cyber-attacks or breaches of information security. A vulnerability in our third-party service providers’ software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a cyber-attack or other breach of information security affecting any of these third parties could harm our business.

Cyber-attacks. which include malware, ransomware, computer viruses, phishing or other social engineering, denial of service and other means of disruption or unauthorized access to companies are continuously evolving, have increased in frequency, range, sophistication and strength in recent years, and are conducted by organized groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” terrorists, nation states, nation-state supported actors and others. These attacks and incidents include computer viruses, artificial intelligence tools, worms, malware, ransomware, denial of service attacks, defective software, information or data theft, attempts of intrusion through malware email attachments, attacks through third-party platforms that we use, credential stuffing, social engineering, phishing and other unauthorized alterations or accesses to company systems. Cyber-attacks or breaches of our information security systems could cause a range of potentially material negative consequences for us, including lost revenue; unauthorized access to, disclosure, modification, misuse, loss, destruction or theft of company systems or data, including personal information, valuable financial information and confidential data relating to our customers, our employees and our business; the loss of functionality of critical systems; and equipment failures or disruption to our operations, including disruptions that extend in time and materially affect our operations and financial condition.

The costs and operational consequences of defending against, preparing for, responding to and remediating a cybersecurity incident may be substantial. Further, we could be exposed to litigation, regulatory enforcement, investigations or other legal action as a result of an incident, carrying the potential for damages, fines, sanctions or other penalties, injunctive relief requiring costly compliance measures, and reputational damage. Any failures of our security networks or data systems, even if brief, could cause significant losses. While we have taken precautions designed to avoid an unauthorized incursion of our security network and data systems, we cannot assure you that our precautions are either adequate or implemented properly to prevent and detect a cyber-attack or other security network and data system incident and its adverse financial and reputational consequences to our business. As cyber threats continually evolve, we may be required to devote substantial additional resources to modify or enhance our information security systems and networks and our cybersecurity program.

In addition, Mexican aviation authorities such as SICT and AFAC have been and may continue to be subject to cyber-attacks that may compromise confidential and commercially-sensitive information that we may have filed with such authorities and may also affect our operations as these authorities suspend regulatory filings to prevent data leakages as a result of such attacks. For example, in October 2022, AFAC was subject to a cyber-attack and suspended filings for several days in order to contain vulnerabilities and prevent further loss of information.

We cannot ensure that any limitations of liability provisions in our agreements with customers, service providers, business partners and other third parties with which we do business would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim in connection with a cyber-attack or other breach of information security. We do not currently maintain cybersecurity insurance, and therefore the successful assertion of one or more claims against us in connection with a cyber-attack or other breach of information security could adversely affect our business and financial condition.

We may not be able to adequately obtain, maintain, protect, defend and enforce our intellectual property rights, including our trademarks, trade names and service marks, which could negatively affect our ability to compete.

We regard our trademarks, trade names, brands, domain names and similar intellectual property as critical to the success of our business. We protect our intellectual property rights through various methods, including intellectual property protection in Mexico, the United States and certain other countries in which we operate. We have rights in certain trademarks, trade names and service marks that we use for our business, including “Aeroméxico” and “Aeroméxico Connect,” and our Eagle-Knight logo.

The protection of our intellectual property rights or the refusal of relevant authorities to register our rights in certain jurisdictions may increase our costs, as we may need to allocate time and resources to protect our rights. Even if we are successful in obtaining a particular trademark registration, we have in the past and may in the future incur significant expenses to enforce our rights, including through maintenance costs, monitoring, sending demand letters, initiating proceedings and filing lawsuits. The steps we take to protect our intellectual property may not adequately protect, or prevent third parties from infringing or otherwise violating, our intellectual property, and we may not be able to register or enforce all of our trademarks, trade names, service marks or other intellectual property. If we are unable to prevent third parties from adopting, registering or using trademarks, trade names and service marks that infringe, dilute or otherwise violate our intellectual property rights, the value of our brands could be diminished and our business could be adversely affected. Any of our trademarks, trade names, service marks or other intellectual property rights may be challenged by others, invalidated, narrowed in scope or held unenforceable through administrative process or litigation in various jurisdictions. In addition, misuse of our intellectual property by third parties may potentially lead to claims by third-parties and adversely affect our reputation. As a result, failure to protect our intellectual property rights may adversely affect our business, operating results and financial condition.

If we fail to comply with our obligations under license or technology agreements with third parties, or if we cannot license rights to use technologies on reasonable terms, we could be required to pay damages, lose license rights that are critical to our business or be unable to develop and offer new products or services in the future.

We license certain intellectual property and technology that are important to our business, and in the future, we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. If we fail to comply with any of these obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor (or other applicable counterparty) may cause us to lose valuable rights and could disrupt our operations and harm our reputation. Our business may suffer if any current or future licenses or other grants of rights to us terminate, if the licensors (or other applicable counterparties) fail to abide by the terms of the license or other applicable agreement, if the licensors fail to enforce the licensed intellectual property against infringing third parties or if the licensed intellectual property rights are found to be invalid or unenforceable.

We believe we have all necessary licenses from third parties to use technology and software that we do not own. A third party could, however, allege that we are infringing its rights, which may deter our ability to obtain licenses on commercially reasonable terms from a third party, if at all, or cause the third party to commence litigation against us. In addition, in the future, we may identify additional third-party intellectual property and technology we need, including to develop and offer new products and services. However, such licenses may not be available on acceptable terms or at all. Further, third parties from whom we currently license intellectual property rights and technology could refuse to renew our agreements upon their expiration or could impose additional terms and fees that we otherwise would not deem acceptable, requiring us to obtain the intellectual property or technology from another third party, if any is available, or to pay increased licensing fees or be subject to additional restrictions on our use of such third party intellectual property or technology. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing products or services, which could have a material adverse effect on our competitive position, business, financial condition and results of operations.

Negative or false information on social networks, including as a result of significant adverse publicity or inability to achieve certain sustainability goals, could adversely affect our reputation.

Social media and similar platforms use has increased over recent years, including blogs, social media sites and other forms of communication over the Internet that allow people to have access to a broad audience of consumers and other stakeholders. Negative or erroneous information related to us, or that affects us or any of our brands, could be published on these platforms without review. This information could damage our reputation, and we may not be able to correct the information or address the negative claim. As such, misinformation and negative publicity on the Internet may adversely affect our business, financial position and/or operating results.

Our reputation and brand could also be adversely impacted by, among other things, failure to make progress towards and achieve our environmental sustainability and diversity, equity and inclusion goals, as well as public pressure from investors or policy groups to change our policies or negative public perception of the environmental impact of air travel. We have implemented sustainability projects to, among other things, reduce our fuel consumption, and our ability to execute such projects is subject to substantial risks and uncertainties, as it is dependent on the actions of governments and third parties and will require, among other things, significant capital investment, including from third parties, research and development from manufacturers and other stakeholders, along with government policies and incentives to reduce the cost, and incent production, of SAF and other technologies that are not presently in existence or available at scale. Significant damage to our reputation and brand could have a material adverse effect on our business and financial results, including as a result of litigation related to any of these matters.

We may incur substantial compliance costs and be subject to penalties for failing to comply with drug trafficking laws.

We are subject to strict drug trafficking laws, mainly in Mexico, the United States and the European Union, and the authorities of these countries have significant oversight over our activities. Under these laws, we may be subject to severe penalties and reputational damage. In the United States, for instance, we may be liable if authorities conclude that we have intentionally or inadvertently assisted in the commission of international narcotics trafficking crimes. Despite our measures to prevent drug trafficking in our operations, we cannot guarantee that we will be successful in ensuring compliance by all of our employees and business partners.

Risks Related to Mexico

Political events and Mexican governmental policies may result in disruptions to our business operations and financial condition.

The Mexican government has exercised, and continues to exercise, a significant influence over many aspects of the Mexican economy. Thus, the actions and policies of the Mexican federal government relating to the economy as a whole, and in particular taxes, salaries, pension, air transport and similar services, and other political events in the country, could have a significant impact on us, as well as a more general impact on market conditions, prices and yields on Mexican variable and fixed income securities. We cannot predict whether political events or changes in the law, policy and regulations in Mexico, including measures related to new or increased taxes, could affect our business activities, financial condition, operating results, cash flows and prospects.

Political events in Mexico can significantly affect Mexican economic policy and, consequently, our operations. Political disagreements between the executive, legislative and judicial branches could come to a standstill and avoid the timely implementation of political and economic reforms, which in turn could have a major adverse effect on Mexican economic policy and, therefore, also on our business. We cannot predict the impact that political, economic and social conditions will have on the Mexican economy. In addition, we cannot guarantee that political, economic or social developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition, operating results and prospects.

Presidential, congressional and other governmental elections were held in Mexico on June 2, 2024, and Ms. Claudia Sheinbaum of the National Regeneration Movement (Movimiento de Regeneración Nacional), or Morena (the main political party of the Morena-PT (Partido del Trabajo) – PVEM (Partido Verde Ecologista de México) coalition), was elected president, taking office on October 1, 2024. The legislators elected in June, 2024, took office on September 1, 2024. As a result of the elections, the Morena coalition currently holds a qualified two-thirds majority in the Mexican House of Representatives and a qualified majority in the Mexican Senate. These majorities give the Morena coalition substantial authority to implement changes to the Constitution, laws, policies and regulations of Mexico.

On September 15, 2024, a constitutional judicial reform overhauling the functioning of the federal judiciary, mandating that all federal judges, including Supreme Court justices, be elected by popular vote, and lowering the qualification requirements to run for a judicial post in Mexico was published in the Federation Official Gazette (Diario Oficial de la Federación) and became effective the day after its publication in the Federal Official Gazette. Pursuant to this constitutional reform, the first election to select new federal judges took place in June 2025. Following this, the Mexican federal and local legislatures were given 90 and 180 calendar days, respectively, from September 16, 2024, to amend federal and local laws to align with the judiciary reform. This process includes the enactment of secondary laws, such as the Organic Law of the Judiciary (Ley Orgánica del Poder Judicial) and the Judicial Career Law of the Federal Judiciary (Ley de Carrera Judicial del Poder Judicial de la Federación), which are in force as of the date of this prospectus. The new laws abolish the existing Federal Judiciary Council (Consejo de la Judicatura Federal) that oversaw judiciary discipline and replaces it with a new disciplinary tribunal (with ability to supervise and sanction judges) controlled by the Mexican Congress. Additionally, secondary rules and regulations are still to be approved by the Mexican Congress, but these laws may significantly and adversely affect legal certainty and protections in Mexico, which could adversely affect our ability to defend or enforce claims in court, as well as negatively impact investor confidence in Mexico.

In December 2024, President Sheinbaum initiated a comprehensive restructuring of the federal government which will have the effect of dissolving several autonomous governmental bodies, such as the National Institute for Transparency, Access to Information, and Personal Data Protection (Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales), or INAI, the National Council for the Evaluation of Social Development Policy (Consejo Nacional de Evaluación de la Política de Desarrollo Social), or CONEVAL, the COFECE, the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones),

or IFT, the National Commission for the Continuous Improvement of Education (Comisión Nacional para la Mejora Continua de la Educación), or MEJORADU, the Energy Regulation Commission (Comisión Reguladora de Energía), or CRE, the National Hydrocarbon Commission (Comisión Nacional de Hidrocarburos), or CNH, and the National Center of Energy Control (Centro Nacional de Control de Energía), or CENACE, and the transfer of their functions to Mexican Government agencies or to the INEGI. We cannot assure you that similar measures will not be taken in the future, which could have a negative effect on Mexico’s economy.

In February 2025, President Sheinbaum’s administration proposed significant electoral reforms that may materially impact the political landscape, including constitutional amendments aimed at eliminating political reelection and restricting immediate family members from succeeding each other in elected offices, seeking to reduce political dynasties and promote democratic transparency. Additionally, in June 2025, the administration unveiled further proposals to overhaul the electoral system by reducing public funding for political parties, cutting the budget of the National Electoral Institute (Instituto Nactional Electoral), and eliminating proportional representation seats in the legislature. These reforms, if enacted, could substantially alter Mexico’s electoral framework and governance structures. The proposed changes require constitutional approval and face political debate, which creates uncertainty regarding their final form and timing.

We cannot assure you that these reforms will not have a negative impact on our business, financial condition and results of operations.

Adverse economic conditions in Mexico may adversely affect our business, results of operations and financial condition.

We conduct most of our operations in Mexico, and the performance of the Mexican economy affects our business. According to INEGI, in 2024 and 2023, the Mexican GDP grew 1.5% and 3.3%, respectively. Moreover, in the past, including in 2020 when the Mexican GDP decreased by 8.7%, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors, over which we have no control. During those periods, Mexico went through exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, periods of negative growth or high inflation may result in lower demand for our flights, lower fares or a shift to ground transportation options, such as long- distance buses.

In addition, since a large percentage of our costs and expenses are fixed, we may not be able to reduce them during adverse economic conditions. Accordingly, our profit margins could be adversely affected. We cannot assure you that economic conditions in Mexico will be favorable, or that those conditions will not have an adverse effect on our business, results of operations and financial condition.

Changes in taxes and other fiscal assessments can negatively affect us.

The Mexican government regularly enacts reforms to fiscal regimes and other tax regimes to which we and our clients are subject. Such reforms include changes in the tax rate and, sometimes the enactment of temporary taxes, including assessments on air travel, the proceeds of which are intended for designated government purposes.

With respect to the liability of Mexican resident companies, the Mexican government approved and published in the Federal Official Gazette (Diario Oficial de la Federación) tax legislation pursuant to which, starting on January 1, 2022, Mexican resident companies may be jointly and severally liable for taxes arising from the sale or disposition by non-Mexican tax residents, to another non-Mexican tax resident, of shares issued by such companies or securities representing property or assets issued by or of such Mexican companies (such as the ADSs), if the relevant Mexican resident company fails to provide information in respect of those sales or dispositions to the Mexican tax authorities and the non-Mexican resident seller of the shares or securities fails to comply with the obligation to pay the applicable Mexican tax, if any. Mexican Administrative Tax Regulations

further specify, implementing the aforementioned tax legislation, that companies with securities registered with the RNV are deemed to be in compliance if reporting is made solely in respect to sales or other dispositions that are required to be reflected in their annual report to be filed with the CNBV and the Mexican licensed stock exchanges (because of the ownership percentage held). Given the mechanisms and procedures inherent to stock exchanges, including the volume of trading under the NYSE, Mexican companies, including us, are likely to have a practical impossibility to identify and track sales or other dispositions (even those required to be reported), and provide information to the Mexican tax authorities in respect of ADSs held by investors. Therefore, if a non-Mexican resident fails to pay Mexican taxes triggered on the sale or other disposition of the ADSs and we fail to provide the aforementioned information, the tax authorities may assess a joint and several liability on us, for all of the unpaid taxes arising from the sale or other disposition of the ADSs conducted by any such non-Mexican resident. Further, under Mexican tax legislation, failure to file (or incomplete or incorrect filing) of the aforementioned notice to the Mexican tax authorities is an infringement subject to penalties, and may be deemed to be a cause for the temporary restriction of the digital seal certificate (certificado de sellos digitales) required for the issuance of Tax Receipts (Comprobantes Fiscales Digitales por Internet).

The effects of these changes and any other changes resulting from the enactment of additional tax reforms have not been quantified and they cannot be quantified nor can it be guaranteed that these reforms, once implemented, will not have an adverse effect on us. In addition, our business, financial conditions and operating results could be affected as a result of high taxes on wages, costs associated with additional tax compliance measures arising from recent tax reforms and taxes assessed on air travel.

Peso fluctuations relative to the dollar could adversely affect our financial condition and operating results.

A significant portion of our expenses is denominated in dollars or is indexed to the dollar. These expenses include fuel costs, aircraft leasing, debt instruments, rent and aircraft maintenance. As a result, peso depreciation against the dollar that cannot be immediately passed to customers would increase our expenses and reduce our operating profit and our net profit, to the extent that we could not recover these increased expenses through fare or other revenue increases, which would likely affect our financial condition and operating results.

Measures taken in connection with the exchange of the peso or any currency of the countries in which we operate may limit our ability to transfer or convert pesos into dollars and other currencies in order to make timely payments of interest and principal or rent on our dollar-denominated financial obligations or obligations in other currencies. Although the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into dollars or to transfer other currencies out of Mexico, the Mexican government may institute restrictive exchange rate policies in the future.

Severe depreciation of the peso against the dollar and currency exchange restrictions could adversely affect our business, financial position or operating results. Further, they may significantly affect our ability to earn dollars, cover our costs or convert pesos to dollars in order to make interest and principal payments under our obligations that are denominated in dollars or to satisfy other dollar-denominated obligations, such as our operations outside of Mexico or jet fuel payments.

High inflation in Mexico may decrease demand for our service and increase our costs.

Adverse changes in the Mexican and global economies have had, and may continue having, a negative impact on price stability, resulting in higher inflation. High inflation rates could significantly affect our business, financial position and operating results, as it may, among other things, reduce the purchasing power of consumers, which would negatively impact consumer demand for our flights and increase costs, particularly labor costs, to levels we cannot pass to our passengers. Recently, high inflation has contributed to increase operating costs, including fuel, energy, wages and labor costs. Moreover, high inflation has decreased customer confidence and discretionary spending, which may affect the demand for air travel. To address inflation, we may be required to increase the price of our services. In addition, we may not be able to limit our exposure to inflation, and we may not be able to pass these losses due to high inflation to our passengers through increases in fares. Even if we pass through price increases to our customers, often delays exist between the timing of inflation cost increases and the time at which the ticket price increases take effect. To the extent that inflation exceeds our price increases, our revenue would not increase when adjusted to inflation and would be materially affected.

Interest rates in Mexico could increase our financing costs.

The fluctuations in interest rates affect our financial expenses. We may incur additional debt in the future, and the interest rates may be high, as the interest rates are substantially increasing. Moreover, an increase in interest rates may affect our annual impairment test. Furthermore, debt refinancing at high rates may not be feasible. Alternatively, we may need to refinance our debt to variable rates. As such, interest rate increases may significantly affect our operating results. High interest rates could increase our financial expenses and have an adverse material effect on our liquidity and financial position. In addition, although the Mexican Central Bank has generally implemented monetary policy similar to that of the U.S., domestic interest rates remain high.

Developments in other countries could materially affect the Mexican economy, our business, financial condition or operating results.

The Mexican economy and the business, financial situation and operating results of Mexican companies may be affected by economic and market conditions in other countries, especially where Mexican companies have substantive operations. Consumer demand, preferences, prices adjusted to inflation and costs of raw materials, including fuel, are strongly influenced by macroeconomic and political conditions in the other countries in which we operate. These conditions vary by country and may not be related to the conditions of our operations in Mexico.

Deteriorating economic and political conditions in any of those countries could have an adverse material effect on our financial position and operating results. Actions taken by current United States or Mexican authorities, including changes to the USMCA and other government policies or policy changes, including policies related to investments in the oil and electricity sectors in Mexico, could have a negative impact on the Mexican economy, such as low remittance levels, low bilateral trade and reduction of foreign direct investment in Mexico. In addition, past measures, such as the imposition of tariffs on steel and aluminum by the U.S. administration in June 2025, as well as current or future protectionist actions by the United States or other countries, could reduce international trade, investment, and economic growth. Moreover, perceptions that the United States and other countries adopt protectionism measures could reduce international trade, investments and economic growth. As a result, the Mexican economy may be adversely affected. These economic and political consequences could negatively affect our business, operating results and financial condition.

Other geopolitical events, changes to United States monetary policy, the continued conflict between Israel and Hamas in the Middle East, and between Russia and Ukraine, have contributed to high volatility and uncertainty in several financial markets, which may affect emerging economies, such as Mexico. These instabilities may indirectly affect our business, financial position and operating results.

High relative criminality in Mexico may decrease travel to the country and affect our operations.

Security concerns related to Mexico could affect the tourism and aviation industries, which directly affects our operations. For instance, the U.S. Bureau of Consular Affairs has issued alerts requiring caution in certain areas in Mexico due to the risk of certain crimes, including kidnapping. These alerts may discourage international travel to Mexico. Relatively high criminal activity, its potential escalation and the violence associated with it may have a negative impact on the business environment in which we operate. We cannot assure you that the levels of criminal activity will not increase. As a result, our financial condition and operating results may be adversely affected.

We have implemented procedures designed to prevent and address illegal activities. However, we cannot guarantee that these procedures will prevent all illegal activities by our employees, including drug trafficking.

We may be liable for failure to prevent our employees from engaging in illegal and criminal activity and be subject to fines or other penalties, which may have an adverse effect on our business, financial condition or operating results.

Risks Related to the ADSs and the Shares Underlying the ADSs

The price of the ADSs and our shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your ADSs or your shares at or above the offering price.

The market price for the ADS or our shares may be volatile and may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

•	general and industry-specific economic conditions;

•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts performance expectations;

•	the occurrence of health threats;

•	new conflicts or the escalation of existing conflicts around the world;

•	prices of jet fuel, which are dependent upon a number of different international events;

•	new laws or regulations or new interpretations of existing laws and regulations, including tax guidelines, applicable to the airline industry and the ADSs or underlying shares;

•	regulatory developments affecting us or our industry;

•	general economic trends in the U.S., Latin American or global economies and financial markets, including those resulting from war, terrorist attacks or responses to such events;

•	changes in earnings projections or in research reports about us or the Mexican airline industry;

•	media and public speculation;

•	changes in sovereign ratings or outlooks of Latin American countries, particularly Mexico, or changes in our ratings or outlook or those of other airlines;

•	political conditions or developments in Mexico, the United States and elsewhere.

•	additions or departures of key members of management; and

•	any increased indebtedness we may incur in the future.

These and other factors may lower the market price of the ADSs and our shares, regardless of our actual operating performance. In the event of a drop in the market price of the ADSs and our shares, you could lose a substantial part or all of your investment in the ADSs or our shares.

In addition, the U.S. stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Shareholders may institute securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Sales of the ADSs and our shares by existing shareholders in the public market, or the perception that these sales may occur, especially by significant shareholders, could cause the market price of the ADSs and our shares to decline.

Following our emergence from bankruptcy, a substantial portion of our shares are being held by a limited number of holders. Some of our creditors who receive our shares in connection with the plan may sell the shares for any number of reasons. Other creditors may hold their shares for the holding period applicable to them under U.S. law and sell immediately after such holding period expires, which could result in further price volatility.

If our existing shareholders, in particular our affiliates and significant shareholders, sell substantial amounts of the ADSs and our shares in the public market, or there is substantial trading in the ADSs or shares, hedging activities or perceived perception by the public market that any of these activities will occur, the market price of the ADSs and shares could decline. Sales of a substantial number of such ADSs or shares upon expiration of the lock-up period and market stand-off agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your ADSs at a time and price that you deem appropriate. In addition, sales of these ADSs or shares could impair our ability to raise capital, should we wish to do so. Up to      ADSs, representing      shares, and     shares, including the underwriters’ option to purchase up to an additional      ADSs and     additional shares, may be sold pursuant to this prospectus and the Mexican prospectus by the selling shareholders, which represents approximately  % of our issued and outstanding shares as of     , 2025. We cannot predict the timing or amount of future sales of the ADSs or shares by the selling shareholders, but such sales, or the perception that such sales could occur, may adversely affect prevailing market prices for the ADSs and the shares.

Transformation into a public company may increase our costs and disrupt the regular operations of our business.

This global offering will have a significant transformative effect on us. As a public company in the United States, we expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded ADSs. We will also incur costs that we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, increased directors and officers insurance, investor relations, and various other costs of a public company.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the SOX Act, as well as rules implemented by the SEC and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit and bring on a qualified independent board. We estimate that we will incur additional costs as a public company, including costs associated with corporate governance requirements.

The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our executive officers away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Any of these effects could harm our business, financial condition and results of operations.

Furthermore, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may not attest to our management’s assessment or may issue a qualified report. The independent auditor may decline to attest our management’s assessment or issue a qualified report if:

•	it is not satisfied with our controls;

•	it disagrees with our internal control’s documentation, design, operation or review process; or

•	its interpretation about relevant requirements is different than ours.

In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to timely remediate to meet the SOX Act deadline for the Section 404 compliance. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise capital, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect the market price of the ADSs.

The protections afforded to minority shareholders in Mexico are different from those in the United States.

We are a Mexico-based company. Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the laws concerning duties of directors and executive officers, such as the duty of care and the duty of loyalty (the sole duties recognized under Mexican Law), have not been substantially developed or interpreted by Mexican courts and there are no available legal precedents to predict the outcome of any such action. Additionally, there are different procedural requirements for bringing shareholder lawsuits against Mexican public companies in connection with breach of duties, and such lawsuits may only be initiated as shareholders’ derivative suits, i.e., for the benefit of the company and not of its shareholders directly, including not benefiting shareholders initiating the claim directly. As a result, in practice, it may be more difficult for our minority shareholders to enforce their rights against us, our directors, our executive officers or our controlling shareholders than it would be for shareholders of a U.S. company, and our shareholders will not benefit directly from actions against the company.

Provisions of Mexican law and our bylaws make a takeover more difficult, which may impede the ability of holders of ADSs and our shares to benefit from a change in control or to change our management and board of directors.

Provisions of Mexican law and our bylaws may make it difficult and costly for a third party to pursue a tender offer or other takeover attempt resulting in a change of control. Our bylaws contain provisions that require board approval prior to any person or group of persons acquiring, in one or more transactions, directly or indirectly (which would include the acquisition of ADSs), 2.5% or more of our outstanding shares. In addition, the acquisition in one or more transactions of 2.5% of our outstanding shares, including the indirect acquisition through the purchase of ADSs, by any of our competitors requires the prior approval of at least 75% of our board members and holders of two-thirds of our shares.

In addition, under our bylaws and the Mexican Foreign Investment Law, although our shares may be acquired by non-Mexican investors, directly or through ADSs, (i) such shares (directly or through ADSs) may not represent more than 90% of our capital stock, (ii) votes cast by non-Mexican investors that exceed 49% of Mexican investor owned shares represented at the relevant shareholders’ meeting will be recorded and deemed voted in the same manner as the votes of the majority of Mexican investors and, as a result, may not exercise control over us, (iii) at least 10% of our outstanding shares must be held by shareholders deemed as Mexican investors, and (iv) Mexican investors must effectively exercise control over us. ADS holders can exercise their right to vote by providing instructions to the depositary, but subject to the limitations referred to in (ii) above.

Under our bylaws, the majority of our directors must be Mexican and appointed by our Mexican investors. Furthermore, any individual or group of individuals intending to acquire 30% or more of our outstanding shares (whether directly or indirectly, including by acquiring ADSs) would be required to make a tender offer, at the same price and subject to the same conditions, for 100% of our outstanding shares. In addition, pursuant to the Mexican Foreign Investment Law, Mexican investors are required to, at all times, control the company, which could prevent non-Mexican investors to acquire control over our company. Any acquisition of the shares (including ADSs) in contravention of the procedures described above will result in the purchaser not having corporate rights, including, but not limited to, voting rights and the right to appoint directors, in respect to the purchased shares or ADSs (but maintaining economic rights). No transfer in breach of these provisions will be acknowledged by the company or registered in our stock registry.

These provisions could substantially impede the ability of a third party to control us and be detrimental to shareholders desiring to benefit from any change of control. For further information, see “Description of American Depositary Shares—Voting Rights—How do you vote?”

Mexican law precludes non-Mexican control of our company, limiting the voting power and the number of shares that can be held by non-Mexican investors.

Mexican law places foreign ownership restrictions on companies that provide air transportation such as ours. As a result, and according to our bylaws, Mexican investors must retain voting control over our company, as decisions by the shareholders can only be made with the approval of the majority of our Mexican investors, and non-Mexican investors may not own more than 90% of our shares. To comply with the requirements of the DGIE Regulatory Approval granted in favor of our company that allows us to conduct the global offering, receive foreign investment and be in a position to monitor and respect the limits provided in the Mexican Foreign Investment Law, we will employ detailed methods to identify the nationality of the investor and record and count votes at shareholders’ meetings, so that votes cast by non-Mexican investors that exceed 49% of Mexican investor owned shares represented at the shareholders’ meeting and voted, will be recorded and deemed voted in the same manner as the votes of the majority of the Mexican investors. This means that votes controlled by persons that have not proven that are Mexican investors may not be recorded as they were cast. Voting or non-voting by non-Mexican investors will have limited effect on the outcome of any vote, so non-Mexican investors and ADS holders will not be able to exercise control over the management or direction of our company.

In order for us to verify compliance with these restrictions and our bylaws, we review documentation from shareholders that establish Mexican nationality, including, as applicable, identifications, by-laws, certifications and trust documents, depending on the type of shareholder. Holders who are Mexican investors must submit a certification and identity information along with their voting instructions to the depositary (who will provide it to us) and only if such status can be reasonably verified we will record the ADS holder’s vote as a vote by a Mexican investor. See “Description of American Depositary Shares—Voting Rights—How do you vote?”

Following this global offering, we may be required to amend our bylaws to split our single series of common shares into three series of shares and to reclassify the shares sold in this global offering into new series of shares and your rights as an ADS holder may be modified to comply with the DGIE Regulatory Approval and the Mexican Foreign Investment Law.

In order to facilitate the DGIE’s ability to monitor our compliance in the future with certain restrictions on foreign ownership defined in Mexican law, as described in “Regulation—Regulation of the Mexican Airline Industry—Foreign Investment Limitations under Mexican Law” and “Description of Capital—Restrictions Applicable to Non-Mexican Investors,” and to ensure compliance with such law, the DGIE Regulatory Approval granted on March 22, 2024 requires us to submit for DGIE approval, after completion of the global offering, a draft of revised bylaws to, among other changes, reflect a split of our single series of common shares into three new series of shares: non-neutral shares with full voting rights in the form of “Series A” and “Series B” shares and neutral “Series N” shares. After the global offering is completed, we will resubmit a revised set of bylaws to the DGIE. To implement such changes once approved by the DGIE, we would be required to reclassify the shares sold in this global offering (underlying the ADSs) into three new series of shares, as further described below.

In particular, the DGIE Regulatory Approval requested that we split our current single series of common shares into the following series of shares:

•

Series A shares: which may be held only by Mexican investors, would have full voting rights, and must represent at least 51% of our outstanding non-neutral voting shares (i.e., comprised of our Series A and Series B shares) and at least 10% of the total outstanding shares representing our neutral and non-neutral capital stock (i.e., comprised of Series A, Series B and Series N shares);

•

Series B shares: which may be held by Mexican and non-Mexican investors, would have full voting rights, and may represent up to 49% of our outstanding non-neutral voting shares (i.e., comprised of our Series A and Series B shares), provided that 10% of the total outstanding shares must be owned by Mexican investors in the form of Series A shares; and

•	Series N or “neutral” shares: which may be held by Mexican and non-Mexican investors, would not count in determining the percentage of foreign investment in our capital stock under the Mexican

Foreign Investment Law, and would represent the remainder of our outstanding shares (provided that 10% of the total outstanding shares representing our neutral and non-neutral capital stock must be owned by Mexican investors in the form of Series A shares). The Series N shares would be entitled to equal economic rights but would not be freely voted (i.e., the Series N would be deemed voted as a single block and in the same manner as the majority of the Series A and Series B shares held by Mexican investors are voted), and, subject to certain appointment rights provided by Mexican securities law, would not otherwise give rights to appoint board members or executive officers.

Pursuant to the requirements of the DGIE Regulatory Approval, we submitted to the DGIE review a draft of revised bylaws to, among other changes, reflect a split and reclassification of our single series of common shares into three separate series of shares (earmarked for Mexican investors, foreign investors and neutral shares for public investors, to underlie the ADSs) and establish corporate safeguards to ensure that we are controlled by Mexican investors at all times. On September 30, 2024, we received additional comments from the DGIE to our submission. As permitted under the DGIE Regulatory Approval, we intend to complete the global offering and thereafter submit revised bylaws to the DGIE and comply with the DGIE requirements, but the timing of the review of the revised bylaws and eventual approval of the subsequent amendment of our bylaws are uncertain, as the DGIE may request additional information or further amendments to our bylaws. Additional comments, requests or observations of the DGIE may impact our final capital structure and bylaws.

To comply with the DGIE Regulatory Approval, particularly those requirements related to the Series A shares described above, we may adopt additional legal structures designed to ensure compliance with the DGIE requirements relating to our control by Mexican investors.

If the structure described above is approved by the DGIE and implemented by us, our shares will be reclassified and result in Mexican investors being entitled to receive Series A, Series B and/or Series N shares and non-Mexican investors being entitled to receive Series B and/or Series N shares. Any such reclassification would be designed to result in the Series N, or any “neutral” series of shares, succeeding our common shares as our publicly traded class of equity securities for which we would seek a listing on the Mexican Stock Exchange. The Series N shares, or any neutral series of shares, resulting from the reclassification would also replace our common shares as the series of shares underlying the ADSs. Because the Series N shares cannot be freely voted, we expect after the reclassification that the terms of the ADSs will be amended to align with the limited voting rights of such shares, which will generally be non-voting and will have very limited voting rights. To effectuate the reclassification into the new series, we may be required to conduct an offer to our shareholders under applicable law. Any such offer would be conducted in accordance with the restrictions of the Mexican Foreign Investment Law in respect of control by Mexican investors, as well as applicable securities laws.

We can predict neither the timing nor the outcome of the review to be performed by the DGIE with respect to our bylaws and proposed capital structure, and we may be subject to additional DGIE requirements, that may impact our equity capital stock structure and the rights associated with holding such equity capital, including your rights as holders of ADSs representing our shares. We will not amend our bylaws until the proposed capital structure and the required bylaw amendments are authorized by the DGIE, which may take a substantial amount of time. Failure to comply with any existing and additional DGIE requirement may result in the imposition of fines, injunctions or other actions, which could have a material adverse effect on our business as well as on the trading price of our shares and the ADSs.

While we do not anticipate that the reclassification of our current shares of common stock would have a tax impact on holders of the ADSs, a final determination may only be made after the procedure for the reclassification is authorized by the DGIE.

Our bylaws grant exclusive jurisdiction to courts located in Mexico City for disputes related to the interpretation of, or compliance with, our bylaws.

Our bylaws establish that any controversy related to the interpretation of, or compliance with our bylaws must be subject to the exclusive jurisdiction of Mexico City courts. This exclusive jurisdiction may limit our shareholders’ ability to bring a claim against us in a jurisdiction that they consider favorable to them in disputes with us. In addition, it may be costlier for shareholders to present claims in the courts located in Mexico City, Mexico, which could discourage such claims. Nevertheless, our shareholders will not be deemed to have waived their rights related to our compliance with U.S. federal securities laws and the rules and regulations thereunder applicable to FPIs. If a court were to find the exclusive jurisdiction in our bylaws to be inapplicable or unenforceable, we may incur additional costs associated with resolving such legal challenge in jurisdictions, other than Mexico City, Mexico, and we may be subject to damages and losses not currently anticipated, which could have an adverse negative effect on us.

The exclusive jurisdiction provision would not prevent derivative shareholder actions based on claims arising under U.S. federal securities laws from being raised in a U.S. court and would not prevent a U.S. court from asserting jurisdiction over such claims. In addition, it is uncertain whether a U.S. court would enforce the exclusive jurisdiction in our bylaws in cases related to breach of fiduciary duty and other claims.

The exclusive jurisdiction in our bylaws is not applicable to ADSs holders in their capacity as such. Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may be instituted in any court that has jurisdiction to hear it, including any state or federal court in the State of New York.

It may be difficult to enforce civil liabilities against us or our directors, executive officers and controlling persons.

Most of our directors, executive officers and controlling persons named in this prospectus are non-residents of the United States, and substantially all of the assets of such non-resident persons and substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States or in any other jurisdiction outside of Mexico upon such persons or us or to enforce against them or us, in courts of any jurisdiction outside of Mexico judgments predicated upon the laws of any such jurisdiction, including any judgment predicated upon the civil liability provisions of United States federal and state securities laws. There is doubt as to the enforceability in Mexican courts, in original actions or in actions for enforcement of judgments obtained in courts of jurisdictions outside Mexico, of civil liabilities arising under the laws of any jurisdiction outside Mexico, including any judgment predicated solely upon United States federal or state securities laws.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the shares, the ADSs or the deposit agreement, including, without limitation, any suit, action, claim or proceeding under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual predispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Preemptive rights may be unavailable to non-Mexican investors.

Although not currently required as a matter of Mexican law, if we issue additional shares for cash, we may be required to grant preemptive rights to our shareholders, giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. However, we would not be able to offer shares to shareholders located in the United States or to holders of ADSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares, unless a registration statement under the Securities Act is effective or a similar procedure is followed with respect to such rights and shares or an exemption from the registration requirements of the Securities Act or a similar exemption is available.

We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with a registration statement to enable United States shareholders and ADS holders to exercise preemptive rights, if applicable, the indirect benefits of enabling United States shareholders to exercise preemptive rights and any other factors that we consider appropriate at the time. We will then decide whether to file such a registration statement.

Such a registration statement may not be filed. As a result, United States shareholders and ADS holders may not be able to exercise their preemptive rights in connection with future issuances of the shares. In this event, the economic and voting interest of United States shareholders and ADS holders in our total equity would decrease in proportion to the size of the issuance. Depending on the price at which shares are offered, such an issuance could result in dilution to United States shareholders and ADS holders.

Holders of ADSs and our shares may be adversely affected by currency devaluations and foreign exchange fluctuations, which may adversely affect the price of the ADSs and our shares.

The shares will be quoted in Mexican pesos on the BMV, and the ADSs will be quoted in U.S. dollars on the NYSE. Movements in the Mexican peso/U.S. dollar exchange rate may adversely affect the U.S. dollar price of the ADSs on the NYSE or the Mexican peso price on the BMV. If the Mexican peso exchange rate falls relative to the U.S. dollar, the value of the ADSs could be adversely affected.

Certain shareholders have the right to appoint directors to our board and their interests may not coincide with yours.

In connection with our Chapter 11 proceedings and pursuant to the restructuring plan, each of the (i) AP Aguila Holdings, Ltd., or the Apollo shareholder, an affiliate of Apollo, (ii) Delta and (iii) BSPO, together with certain members of the ad hoc group in the context of the Chapter 11 proceedings, who were noteholders of our exit financing notes due 2027, or the noteholder investors group, was entitled to nominate two directors to our post-emergence board (one of which is no longer a member of our board). In addition, the Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria, solely in its capacity as trustee of the irrevocable trust (fideicomiso irrevocable) agreement number F/17937-8 had the right to designate one director to our post-emergence board.

The designation rights above relate only to the board that was in place following the restructuring plan. Ongoing designation rights are governed by the LMV and our bylaws. Pursuant to the LMV, and as reflected in our bylaws, for each 10% of our shares held by a shareholder, such shareholder has the right to designate one director to our board. In addition, pursuant to our bylaws, we may grant the right to appoint members to our board to certain strategic partners that hold at least 2.5% of our shares. In accordance with the procedures under our bylaws, each of (i) Delta and (ii) the Apollo shareholder holds more than 20% of our shares and, so long as they continue to hold 20% or more of our shares respectively, they will continue to have the right to designate two directors each. In addition, Delta is our strategic partner and has an ongoing right to designate two directors to our board for as long as it continues to have this status. Notwithstanding these designation rights, the majority of our board of directors must be appointed by our Mexican investors. See “Management—Board Practices—Composition of the Board of Directors” and “Management—Arrangements or Understandings.” As a result of these appointment rights, Delta and the Apollo shareholder will be able to influence the composition of our board of directors and our management, business plans and policies, including the appointment and removal of our officers. The interests of these shareholders may not coincide with your interests, and their director designees may make decisions you disagree with.

You will experience immediate and substantial dilution in the book value of the ADSs you purchase in this offering.

Because the initial offering price of the ADSs being sold in this offering will be substantially higher than our net tangible book value per ADS, you will experience immediate and substantial dilution in the book value of the ADSs. Net tangible book value represents the amount of our tangible assets on an adjusted basis, minus our total liabilities on an adjusted basis. As a result, at the assumed initial public offering price of $   per ADS (based on the midpoint of the price range set forth on the cover page of this prospectus), we currently expect that you will incur immediate dilution of $   per ADS if you purchase in this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

We may decide to offer additional shares (including shares represented by ADSs) in the future, diluting the interests of existing holders of shares and ADSs and potentially materially and adversely affecting the market price of shares and ADSs.

If we decide to offer additional shares (including shares represented by ADSs) or other securities convertible into shares in the future, including as consideration for any acquisitions, this could dilute the interests of existing holders of the shares and the ADSs and/or have an adverse impact on the market price of shares and ADSs, as could the public perception that such an offering may occur.

Holders of ADSs have fewer rights than our shareholders and must act through the depositary to exercise those rights.

Holders of the ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying shares in accordance with the provisions of the deposit agreement. Holders of ADSs will not be able to attend to or to vote at shareholders’ meetings, because the shares underlying the ADSs will be registered in the name of the depositary. While a holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs in accordance with the procedures provided for in the deposit agreement, a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so. If you wish to vote directly the shares represented by your ADSs, you will be required to deliver your ADSs to the depositary for cancellation and withdraw the underlying shares. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting unless you withdraw your shares from the ADS program. We expect that the depositary will charge you a fee for both withdrawing and depositing shares. See “Description of American Depositary Shares” for additional information.

We are a holding company and depend upon dividends and other funds from subsidiaries to service our debt and make distributions to our shareholders.

We are a holding company with no significant assets other than the shares of our subsidiaries. As a result, our ability to meet our debt obligations and make distributions to our shareholders depends primarily on the dividends received from our subsidiaries. Under Mexican law, companies may only pay dividends:

•	from earnings included in year-end financial statements that are approved by shareholders at a duly convened meeting;

•	after any existing losses applicable to prior years have been made up or absorbed into shareholders equity;

•	after at least 5% of net profits for the relevant fiscal year have been allocated to a legal reserve until the amount of the reserve equals 20% of a company’s paid-in capital stock; and

•	after shareholders have approved the payment of the relevant dividends at a duly convened meeting.

If we or our subsidiaries fail to comply with these requirements, we may not be able to make distributions to our shareholders or service our debt obligations, which could ultimately have a material adverse effect on us.

As an FPI, we have different disclosure and other requirements than U.S. domestic registrants.

As an FPI, we may be subject to different disclosure and other requirements than domestic U.S. registrants. For example, as an FPI in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules, which will permit us to follow Mexican legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

Furthermore, FPIs are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. FPIs are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to furnish reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Mexican law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IAS Board.

We cannot predict if investors will find the ADSs less attractive because we will rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active and more volatile trading market for the ADSs.

We may lose our FPI status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

In order to maintain our current status as an FPI, either:

•

more than 50% of the voting power of all of our outstanding classes of voting securities (on a combined basis) must be either directly or indirectly owned of record by non-residents of the United States; or

•

(1) a majority of our executive officers or directors must not be U.S. citizens or residents; (2) more than 50% of our assets cannot be located in the United States; and (3) our business must be administered principally outside the United States.

In June 2025, the SEC issued a concept release soliciting public comment on potential changes to the definition of an FPI. The concept release is open for public comment until September 8, 2025. This release is the first review of the FPI framework since 2008, and the SEC is considering revisions that could significantly impact which foreign companies qualify for the more-relaxed U.S. reporting requirements afforded to FPIs. In particular, the SEC is evaluating if the current FPI definition, which provides certain regulatory accommodations, is still appropriate given that many FPIs are now incorporated in jurisdictions with less stringent disclosure requirements and primarily trade on U.S. exchanges. The concept release outlines several potential approaches to revising the FPI definition, including updating existing eligibility criteria, adding foreign trading volume requirements and incorporating an assessment of foreign regulation.

If we lose FPI status, as a result of changes in our ownership structure or operations, or as a result of changes in the definition of FPIs as a result of the SEC’s concept release, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

As a foreign private issuer, we rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of ADSs.

The NYSE rules require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to follow and we do follow home country practice in lieu of the above requirements. For more information, see “Management—Foreign Private Issuer Exemptions.”

If securities or industry analysts do not publish research or reports about our business or publish negative reports about our business, the price and trading volume of the ADSs could decline.

The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about our business or us. If one or more of the analysts who cover us downgrade the ADSs or publish inaccurate or unfavorable research about our business, or research that sets a tone that affects the public’s perception of our business, the market price of the ADSs could decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for the ADSs could decrease, which might cause the price and trading volume of the ADSs to decline.

We may not pay cash dividends for the foreseeable future.

We have not paid any dividends in the last three fiscal years and may not do so in the foreseeable future. Any future determination to pay dividends will be at the discretion of our general shareholders’ meeting, based on the recommendations of our board of directors, may only be paid if losses for prior fiscal years have been paid and if shareholders have approved the net income, for full fiscal years, from which the dividends are paid and legal reserves have been created to the required levels. The approval for the payments will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and such other factors as our board of directors deems relevant.

The relative low liquidity and high volatility of the Mexican stock market could result in prices and trading volumes of the shares fluctuating significantly.

The BMV is one of the largest exchanges in Latin America in terms of total market capitalization of the companies listed on it, but it has low liquidity and high volatility compared to other foreign stock markets. Although the public participates in the exchange of securities at the BMV, a significant part of the activity at the BMV is carried out by or on behalf of a limited number of large institutional investors and not retail investors. The volume of sale of securities issued by emerging market companies, such as Mexican companies, tends to be lower than the volume of sale of securities issued by companies in countries with more active or important securities markets, in terms of capitalization and number of participants. These market characteristics could limit the ability of a holder of the issuer’s shares to sell its shares at the BMV and could also affect the market price and the liquidity of the shares.

If securities or industry analysts do not publish analysis or reports on our business, or publish negative reports on our business, the stock price and trading volume may decrease.

The trading market of our shares depends in part on the analysis and reports that securities or industry analysts publish about our company and our business. If one or more of the analysts covering the shares rates the price downwards or publishes inaccurate, unfavorable or nuanced research that affects the public perception of our business, the share price could decrease. In turn, if one or more of these analysts stop covering us or do not publish reports on it regularly, the demand for our shares could also decrease. Any of the above events could cause our stock price and liquidity and trading volume to decrease.

Any failure by us to comply with the requirements stated by the respective authorities in connection with the maintenance of the listing of our shares on the BMV may result in the suspension of such listing and, in certain cases, in the termination of public intermediation in respect of our actions.

We cannot guarantee that we will remain in compliance with all applicable requirements to maintain the listing of our shares on the BMV in the future, and, therefore, cannot ensure that our shares will remain listed on the BMV. Any failure by us to comply with any applicable requirement in relation to the listing of our shares on the BMV, could result in the suspension or termination of the registration of our shares and our listing on the BMV, which would have an adverse and significant effect on the price and liquidity of our shares.

Additionally, in accordance with the LMV, the registration of our actions in the RNV could be cancelled by the CNBV in case of serious or repeated violations of the LMV. In such cases or in case of a violation of the requirements set out in the preceding paragraph, we would be obliged to make a public offer to acquire our shares within a maximum period of 180 days, if required by the CNBV.

Substantial sales of our shares after an offering could cause the price of our shares to decrease.

The market price of our shares may decrease as a result of sales of a significant volume of shares on the market after an offering or the perception that these sales may occur.

Our shareholders, the entities controlled by them, or their authorized assignees may sell their shares on the public market from time to time, subject to certain limitations. If any of the shareholders, affiliated entities controlled by them, or their respective authorized assignees sell a significant volume of their shares, the market price of our shares could decrease significantly. In addition, this can create the perception in the public markets that these stock sales will have an adverse and significant effect on the market price of our shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	external risks, including health threats, accidents, global instability, security breaches, terrorism and natural disasters;

•	our ability to respond to global health crises, such as the COVID-19 pandemic, as well as the potential outbreak of other diseases;

•	the impact of Mexican and international economic conditions on customer travel behavior;

•	the impact of the current U.S.’s administration tariffs on our costs;

•	the impact of our emergence from Chapter 11 on our business and relationships and the related changes to our board of directors;

•	the expiration and renegotiation of lease agreements that were renegotiated during our Chapter 11 proceedings;

•	high jet fuel prices, low fuel availability and fuel market volatility;

•	our capacity to fulfill our fixed obligations, obtain financing for long-term leases or aircraft purchases;

•	our capacity to retain and attract key personnel, qualified pilots and other professionals;

•

we are subject to decisions by government authorities in Mexico, the United States and other countries where we operate that could affect our operations, such as the imposition of tariffs that affect passenger travel, cargo transportation or the import of supplies and spare parts or new regulatory requirements, visa requirements, sanctions against Mexican entities, fare regulations, aircraft seizures, customer protection mandates, and environmental law;

•	we are subject to the imposition of new procedural requirements imposed by the DOT under the current U.S. administration;

•	our reliance on few aircraft manufacturers and regulatory decisions that affect these manufacturers;

•	our aircraft utilization rate;

•	aircraft maintenance costs;

•	changes in landing charges, airport access fees and inadequate airport infrastructure;

•	consumer protection restrictions and our ability to charge for ancillary services;

•	our dependence on our main hub, MEX;

•	air traffic congestion;

•	our ability to maintain slots in the airports that we operate and service provided by airport operators;

•	our ability to operate at new airports on terms that are consistent with our business strategy;

•	the competitive environment in our industry, including those arising from non-air travel substitutes;

•	our ability to maintain our liquidity;

•	negative effects of air travel seasonality;

•	our ability to receive approvals, consents and clearances from regulatory authorities in Mexico, the United States and other countries in which we operate;

•	actions by the Mexican government relating to the Mexican aviation sector;

•	maintaining and renewing our permits and concessions;

•	government regulation, changes in laws and interpretation thereof and our ability to comply with applicable law;

•	our reliance on third-party providers;

•	sanctions and compliance with anti-corruption, anti-money laundering, anti-drug trafficking and other ethical rules and standards;

•	our reliance on our partnerships with Delta, and our capacity to maintain or enter into new alliances and partnerships;

•	the compliance and regulatory risks associated with making the transition out of the provisions of the JCA that will be unwound by January 1, 2026 as a result of the Final Order;

•	our ability to effectively market our frequent flyer program;

•	decisions by Mexican authorities that may regulate our fares or seize our aircraft;

•	compliance with, and liabilities arising under, environmental and climate change law and regulations and related costs;

•	our labor relations with our employees and the unions that represent them;

•	our reliance on technology and automated systems, and the risks associated with changes to such technology and systems;

•	actual or perceived non-compliance with applicable privacy and data security laws, regulations, rules, industry standards and other obligations;

•

our capacity to prevent loss, authorized disclosure, unauthorized use and misappropriation of information and other cyber-attacks and breaches of our and our third-party service providers’ information security;

•	our capacity to adequately obtain, maintain, protect, defend and enforce our intellectual property rights;

•	compliance with our obligations under license or technology agreements with third parties and our capacity to license rights to use technologies on reasonable terms;

•	the spread of negative or false information about our company, including with respect to our sustainability goals, that may affect our reputation;

•	insurance costs;

•	currency fluctuations, especially the devaluation and depreciation of the peso against the dollar, high inflation and high interest rates;

•	social disruptions, including high criminality, in Mexico;

•	market price of the ADSs, which may be volatile or may decline regardless of our operational performance;

•	transformation into a public company in the United States may increase our costs and disrupt the operation of our business;

•	protections afforded to minority shareholders in Mexico, which are different than those of the United States;

•

foreign ownership restrictions under Mexican law and our bylaws, which may make it difficult and costly for a third party to pursue a tender offer or other takeover attempt resulting in a change of control;

•	compliance with the DGIE Regulatory Approval;

•	Mexican law restrictions that prevent non-Mexican investors from having control over our company, limiting the voting power and the number of shares that can be held by non-Mexican investors;

•	difficulties in enforcing civil liabilities against our directors, officers and controlling persons;

•	different disclosure obligations as compared to United States companies and exemptions from the NYSE corporate governance standards;

•	our failure to pay cash dividends for the foreseeable future; and

•	other risk factors included under “Risk Factors” in this prospectus.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements described above. Forward-looking statements speak only as of the date of this prospectus. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $     million from the global offering after deducting estimated underwriting discounts, commissions and other offering expenses payable by us, and assuming an initial public offering price of $     per ADS, the midpoint of the range set forth on the cover of this prospectus.

Each $1.00 increase (decrease) in the assumed initial public offering price per ADS would increase (decrease) our net proceeds from this offering, after deducting estimated discounts and commissions and expenses payable by us, by approximately $     million, assuming that the number of ADSs and shares offered by us, as set forth on the cover of this prospectus, remains the same. Each increase (decrease) of 1,000,000 ADS in the number of ADSs offered by us would increase (decrease) our net proceeds from this offering, after deducting estimated discounts and commissions and expenses payable by us, by approximately $     million, assuming no change in the assumed initial public offering price per ADS.

We intend to use the net proceeds from the offering for general corporate purposes, which may include:

•	the expansion of our fleet;

•	investments in customer experience infrastructure; and

•	fleet maintenance obligations.

Our management will retain broad discretion over the use of proceeds, and we may ultimately use the proceeds for different purposes than we currently intend. Pending any specific application, we may invest the net proceeds of the primary offering in cash, cash equivalents or marketable securities.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders in this global offering. The selling shareholders will bear any underwriting fees and commissions attributable to their sale of ADSs and shares and we will bear the remaining fees, costs and expenses, which we estimate to be approximately $     million. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MARKET INFORMATION

Prior to this offering, there has been no public market for the ADSs. Consequently, the offering price for the ADSs was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the offering price were our historic results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we operate, our management, currently prevailing general conditions in the equity securities markets in Mexico and the United States, including current market valuations of publicly traded companies considered comparable to our Company, and multiples used to valuate companies in our industry. The ADSs will constitute a new class of securities with no established trading market. Therefore, we cannot assure you that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market subsequent to the offering at or above the initial public offering price. Each ADS will represent 10 shares. We have applied to list the ADSs for trading on NYSE under the symbol “AERO” and we have applied to list the shares of our stock on the BMV under the symbol “AERO.” Trading of the ADSs on NYSE is expected to commence on the day following the date of the final prospectus related to this offering.

The information concerning the Mexican securities market described below has been prepared based on materials obtained from public sources, including the CNBV, the BMV and information made public by market participants. The following summary does not purport to be a comprehensive description of all of the material aspects related to the Mexican securities market.

Trading on the BMV

The BMV, located in Mexico City, is one of the two exchanges in Mexico (the other stock exchange being the Bolsa Institucional de Valores, S.A de C.V.). Operating continuously since September 5, 1933, the BMV is organized as a Mexican public variable capital company (Sociedad Anónima Bursátil de Capital Variable), or S.A.B. de C.V. Securities trading on the BMV occurs each business day from 8:30 a.m. to 3:00 p.m., Mexico City time subject to adjustments to operate uniformly with certain markets in the United States.

All trading on the BMV is effected electronically. The BMV may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer, when price fluctuations exceed certain limits.

We have applied to list our shares on the BMV, and such listing will allow our shares to be traded on the BMV.

Registration and Listing Standards

In order to list securities in a Mexican stock exchange, an issuer must meet specific qualitative and quantitative requirements. Only securities that have been registered with the RNV, pursuant to an approval by the CNBV may be listed on a Mexican stock exchange.

The General Provisions require the Mexican stock exchanges to adopt minimum requirements for issuers that seek to list their securities in Mexico. These requirements relate to operating history, financial and capital structure, and minimum public floats applicable to shares of public companies, among other things. The General Provisions also require the Mexican stock exchanges to implement minimum requirements (including minimum public floats) for issuers to maintain their listing in Mexico. These requirements relate to the issuer’s financial condition, capital structure and public float, among others. The CNBV may waive some of these requirements in certain circumstances.

The CNBV’s approval for registration with the RNV does not imply any kind of certification or assurance related to the investment quality of the securities, the solvency of the issuer, or the accuracy or completeness of any information delivered to the CNBV.

The Mexican stock exchanges may review compliance with the foregoing requirements and other requirements at any time, but will normally do so on an annual, semi-annual and quarterly basis. The Mexican stock exchanges must inform the CNBV of the results of its review, and this information must, in turn, be disclosed to investors. If an issuer fails to comply with any of these minimum requirements, the corresponding Mexican stock exchange will request that the issuer propose a plan to cure the violation. If the issuer fails to propose a plan, if the plan is not satisfactory to the corresponding Mexican stock exchange, or if an issuer does not make substantial progress with respect to the implementation of the corrective plan, trading of the relevant shares on the corresponding Mexican stock exchange may be temporarily suspended. In addition, if an issuer fails to implement the plan in full, the CNBV may cancel the registration of the shares with the RNV, in which case the majority shareholder or any controlling group will be required to carry out a tender offer to acquire all of the outstanding shares of the issuer in accordance with the tender offer provisions stated in the LMV.

Reporting Obligations

Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements (together with an explanation thereof) and periodic reports, in particular reports dealing with material events, with the CNBV and the corresponding Mexican stock exchange. Mexican issuers must file, among others, the following reports with the CNBV:

•	a comprehensive annual report prepared in accordance with the General Provisions, by no later than April 30 of each year;

•	quarterly reports, within 20 business days following the end of each of the first three quarters and 40 days following the end of the fourth quarter;

•	report disclosing material information promptly;

•

reports and disclosure memoranda revealing corporate restructurings such as mergers, spin-offs or acquisitions or sales of assets, approved or to be approved by a shareholders’ meeting or the board of directors; and

•	reports regarding the policies and guidelines with respect to the use of the issuer’s (or its subsidiaries) assets by related persons.

The General Provisions and the rules of the corresponding Mexican stock exchange require issuers of listed securities to publicly disclose information that relates to any event or circumstance that could influence the issuers’ share price. If listed securities experience unusual price volatility, the corresponding Mexican stock exchange must immediately request that the relevant issuer inform the public of the causes of the volatility or, if the issuer is unaware of the causes, that it make a statement to that effect. In addition, the corresponding Mexican stock exchange must immediately request that issuers disclose any information relating to material events when it deems the available public information to be insufficient, as well as instruct issuers to clarify the information when necessary. The corresponding Mexican stock exchange may request that issuers confirm or deny any material event that has been disclosed to the public by third parties when it deems that the material event may affect or influence the price of the listed securities. The Mexican stock exchange must immediately inform the CNBV of any such request. In addition, the CNBV may also make any of these requests directly to issuers. An issuer may delay the disclosure of material events if:

•	the issuer implements adequate confidentiality measures (including maintaining a log with information relating to parties in possession of the confidential information);

•	the information is related to incomplete transactions;

•	there is no misleading public information relating to the material event; and

•	no unusual price or volume fluctuation occurs.

Similarly, if an issuer’s securities are traded on both the corresponding Mexican stock exchange and a foreign securities exchange, the issuer must simultaneously file the information that it is required to file pursuant to the laws and regulations of the foreign jurisdiction with the CNBV and the Mexican stock exchange.

Suspension of Trading

Mexican stock exchanges may suspend trading in an issuer’s securities for up to 20 business days:

•	if the issuer does not timely disclose a material event;

•	to avoid irregular operations that are not aligned with market practices; and

•	if the issuer fails to comply with the listing standards or reporting obligations established by the corresponding Mexican stock exchange.

The Mexican stock exchange must inform the CNBV and the general public of any suspension on the same day. The CNBV may order for the trading suspension to be lifted. An issuer may request the CNBV or the Mexican stock exchange to resume trading, if the issuer demonstrates that the causes triggering the suspension have been resolved and that it is in full compliance with periodic reporting requirements. If an issuer’s request is granted, the Mexican stock exchange will determine the appropriate mechanism to resume trading (which may include a bidding process to determine applicable prices). A trading suspension may extend for more than 20 business days with the authorization of the CNBV.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 30, 2025:

•	on an actual basis;

•

on an as adjusted basis to reflect the capital stock reduction, expected to occur between October 10, 2025, and October 15, 2025 (see “Prospectus Summary—Recent Developments—Capital Stock Reduction”); and

•

on an as further adjusted basis to reflect (i) the adjustment described above and (ii) the receipt of $     million in net proceeds from the issuance and sale of the shares, including shares represented by ADSs, in the primary portion of the global offering after deducting estimated discounts, commissions and expenses payable by us of approximately $     million. These adjustments are based on an assumed initial public offering price of $     per ADS, the midpoint of the range set forth on the cover of this prospectus.

Upon the completion of this global offering, we will have an aggregate of      shares outstanding (including shares held in the long-term incentive plan and shares represented by ADSs).

This table should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Information,” our audited consolidated financial statements, our interim financial statements and the notes thereto included elsewhere in this prospectus.

	As of June 30, 2025
	Actual	As Adjusted(2)	As Further Adjusted(3)
	(in millions of dollars)
Cash and cash equivalents	922.5

Current liabilities
Loans and borrowings, including leases(1)	479.5
Non-current liabilities
Loans and borrowings, including leases(1)	3,480.2

Total loans and borrowings	3,959.7

Equity (deficit)
Total deficit attributable to equity holders of the Company	(807.2)
Non-controlling interest	2.1

Total deficit	(805.1)

Total capitalization	3,154.6

(1)	Amounts relating to leases include finance leases only.
(2)	The as adjusted column gives effect to the capital reduction expected to occur between October 10, 2025 and October 15, 2025.
(3)

The as further adjusted column gives effect to (i) the adjustment described above and (ii) the issuance of shares, including shares represented by the ADSs, in the primary portion of the global offering at an initial public offering price of $     per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions of $     and estimated offering expenses payable by us of $     . A $1.00 increase or decrease in the assumed initial public offering price of $     per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash, total equity and total capitalization by approximately $     million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash, total equity and total capitalization by approximately $    million, assuming no change in the assumed initial public offering price of $     per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

DILUTION

As of June 30, 2025 our total shareholders’ equity (deficit) was $(805.1) million. On June 30, 2025, we had a negative net tangible book value of $     per ADS. Negative net tangible book value represents the amount of our total tangible assets less total liabilities, divided by the total number of equity shares outstanding at June 30, 2025.

After giving effect to the capital stock reduction, expected to occur between October 10, 2025, and October 15, 2025, our pro forma net tangible book value as of June 30, 2025, would have been approximately $     million, or $     per ADS.

The following table illustrates the dilution in net tangible book value per ADS in the offering as of June 30, 2025:

In $
Assumed initial public offering price per ADS
Net tangible book value per ADS on June 30, 2025(1)
Pro forma net tangible book value per ADS on June 30, 2025, giving effect to the pro forma adjustment described above
Increase in net tangible book value per ADS attributable to new investors
Pro forma as adjusted net tangible book value per ADS after this offering

Dilution per ADS to new investors(2)

(1)

Taking into consideration the sale of ADSs offered by us, assuming no exercise of the option to purchase additional ADSs for the purposes of covering the option to purchase additional shares if any, in connection with the sale of ADSs, at a price of $     per ADS, the midpoint of the range set forth on the cover of this prospectus.

(2)	A $1.00 increase (decrease) in the assumed initial offering price of $ per ADS would increase (decrease) the dilution in the net tangible book value to investors in this offering by $1.00 per ADS.

The following table summarizes on a pro forma basis the difference between our existing shareholders and new investors with respect to the number of ADSs offered by us, the total consideration paid and the average price per ADS as of June 30, 2025.

	ADSs Purchased		Total Consideration		Average Price per ADS
	Amount	Percentage	Amount	Percentage
Existing shareholders
New investors

Total

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables present our consolidated financial and operating data for our business for the periods presented. You should read the following summary financial data in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and our interim financial statements and the related notes, all included elsewhere in this prospectus. We prepare our audited consolidated financial statements in accordance with IFRS and our interim financial statements in accordance with IAS 34.

We derived the summary tables below from our audited consolidated financial statements and interim financial statements included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

Consolidated Statements of Profit or Loss and Other Comprehensive Income Data

	For the Six-Month Period Ended June 30,		For the Years Ended December 31,
	2025	2024	2024	2023	2022
	(in millions of dollars)
Revenues
Passenger	2,258.3	2,467.0	5,150.9	4,504.2	3,402.4
Air Cargo	152.3	141.0	296.1	269.9	291.3
Other	87.1	86.9	172.9	142.0	118.3

Total revenue	2,497.7	2,694.9	5,619.9	4,916.1	3,812.0
Operating expenses:
Jet-fuel	560.3	646.0	1,236.6	1,310.2	1,414.8
Wages, salaries and benefits	529.4	530.6	1,084.1	896.1	638.3
Maintenance	103.5	117.3	258.2	232.2	202.7
Aircraft, communication and traffic services	284.2	282.2	591.0	532.1	445.8
Passenger services	70.6	68.4	140.8	113.6	85.6
Travel agent commissions	43.5	58.5	122.1	112.0	73.1
Selling and administrative	165.4	190.9	406.3	357.6	287.4
Aircraft leasing	8.0	8.1	16.2	23.8	143.5
Depreciation and amortization	352.7	306.0	655.1	579.8	453.5
Impairment (reversal)	(3.7)	—	—	3.4	(1.2)
Restructuring (income) expenses, net	—	—	—	—	(114.1)
Other loss (income), net	14.3	9.9	48.5	36.5	1.4
Share of loss (gain) on equity accounted investees, net of tax	(2.8)	(1.0)	(5.9)	3.1	(329.6)

Total operating expenses	2,125.4	2,216.9	4,553.2	4,200.3	3,301.2

Total operating income	372.3	478.0	1,066.7	715.8	510.8
Finance income (cost)
Finance income	18.3	87.6	77.9	70.8	15.3
Finance cost	(278.1)	(200.9)	(447.4)	(499.0)	(465.9)

Net finance cost	(259.8)	(113.2)	(369.5)	(428.1)	(450.6)

Income before income tax	112.5	364.8	697.2	287.7	60.3
Income tax expense	22.5	18.1	79.7	14.3	124.5

Income (loss) for the period	90.0	346.7	617.5	273.4	(64.2)

Consolidated Statements of Financial Position Data

	As of June 30,	As of December 31,
	2025	2024	2023	2022
	(in millions of dollars)
Assets
Current assets:
Cash and cash equivalents	922.5	842.0	937.7	842.2
Derivative financial instruments	—	—	0.3	1.9
Trade and other receivables	673.0	591.5	618.2	391.3
Due from related parties	2.8	3.1	1.1	0.5
Prepayments and deposits	71.3	70.4	48.7	44.6
Inventories	158.9	139.7	108.5	97.0

Total current assets	1,828.5	1,646.6	1,714.6	1,377.4
Non-current assets:
Property and equipment, including right-of-use	3,476.3	3,206.6	2,787.6	2,643.4
Intangible assets and goodwill	1,081.0	1,080.4	1,071.8	1,063.8
Prepayments and deposits	142.3	160.5	148.9	138.0
Investments in equity accounted investees	19.8	17.0	27.1	30.2
Other non-current assets	11.9	10.8	6.7	2.3
Deferred tax assets	261.9	261.7	335.0	291.1

Total non-current assets	4,993.2	4,736.9	4,377.2	4,168.7

Total assets	6,821.6	6,383.6	6,091.8	5,546.2

Liabilities
Current liabilities:
Loans and borrowings, including leases	479.5	448.3	523.2	514.0
Trade and other payables	1,602.8	1,652.2	1,533.6	1,032.2
Due to related parties	0.9	0.8	14.4	0.4
Provisions	48.4	117.2	85.9	32.3
Air traffic liability	698.4	617.2	836.4	784.2
Frequent flyer program	291.2	288.0	247.2	234.6
Income taxes payable and employee’s statutory profit sharing	39.0	69.5	28.8	5.2

Total current liabilities	3,160.2	3,193.2	3,269.4	2,603.0
Non-current liabilities:
Loans and borrowings, including leases	3,480.2	3,252.6	2,711.1	2,937.0
Frequent flyer program	313.6	300.4	268.2	211.4
Provisions	236.4	207.1	218.9	234.5
Employee benefits	306.4	209.1	235.8	185.4
Deferred tax liabilities	129.9	121.1	121.1	105.7

Total non-current liabilities	4,466.6	4,090.3	3,555.3	3,674.0

Total liabilities	7,626.8	7,283.5	6,824.7	6,277.0

	As of June 30,	As of December 31,
	2025	2024	2023	2022
	(in millions of dollars)
Equity (deficit):
Capital stock	3,543.2	3,526.0	4,326.9	4,598.0
Share premium	(2,182.9)	(2,182.9)	(2,182.9)	(2,182.9)
Statutory reserve	24.8	24.8	24.8	24.8
Stock repurchase reserve	29.7	29.7	29.7	29.7
Equity accounted investees share of OCI	(6.6)	(6.6)	(6.6)	(6.6)
Remeasurement of defined benefit liability	16.1	17.2	13.1	16.4
Accumulated deficit	(2,231.4)	(2,310.1)	(2,939.9)	(3,212.2)

Total deficit attributable to equity holders of the Company	(807.2)	(902.0)	(734.9)	(732.8)

Non-controlling shareholders	2.1	2.1	2.0	2.0

Total deficit	(805.1)	(899.9)	(732.9)	(730.8)

Total equity and liabilities	6,821.6	6,383.6	6,091.8	5,546.2

Non-IFRS Financial Measures and Reconciliations

We prepare our audited consolidated financial statements in accordance with IFRS and our interim financial statements in accordance with IAS 34. In addition to disclosing financial results prepared in accordance with IFRS, we disclose information regarding Adjusted EBITDA and Adjusted EBITDAR, which are non-IFRS measures. We believe these financial reporting measures to be useful indicators of our operational performance. These known performance measurements in the aviation industry are frequently used by investors, stock analysts and others who are interested in comparing the operational performance of companies in our industry.

We define Adjusted EBITDA as profit or loss for the period before income tax expense (benefit), depreciation and amortization, net finance cost, impairment (reversal) and the gain from remeasurement to fair value of PLM.

We define Adjusted EBITDAR as Adjusted EBITDA before aircraft leasing expense, in light of the non-recurring nature of this item. We consider Adjusted EBITDAR to be solely a valuation metric, not a performance metric.

Adjusted EBITDA and Adjusted EBITDAR have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are: (i) they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments; (ii) they do not reflect changes in, or cash requirements for, our working capital needs; (iii) they do not reflect our cash requirements necessary to service interest or principal payments on our debt; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and they do not reflect any cash requirements for such replacements; (v) they do not adjust for all non-cash income or expense items that are reflected in our consolidated statements of profit or loss and other comprehensive income; (vi) they do not reflect the impact of all non-recurring items; and (vii) other companies in our industry may calculate these measures, or similarly titled measures, differently than we do, limiting their usefulness as comparative measures.

We believe that while Adjusted EBITDAR excludes aircraft leasing expense, it is a useful valuation measure commonly used by investors, securities analysts and other interested parties to derive valuation estimates without consideration of the impact of distinct aircraft financing and ownership methodologies, which vary and are not consistently comparable among airlines. Because aircraft leasing expense is excluded from Adjusted EBITDAR (in addition to the items excluded from Adjusted EBITDA), the measure permits the reader to isolate (i) the accounting effects of aircraft acquisition, which may be made through direct purchase, acquisition debt or leases, with each methodology being presented differently for accounting purposes; and (ii) other items that would be accounted for as part of the assets that were acquired as opposed to leased, such as charges that fall into the exceptions of IFRS 16, including variable lease payments and supplemental rent (in addition to the items excluded from Adjusted EBITDA).

However, Adjusted EBITDAR should not be viewed as a measure of our financial performance or considered in isolation or as an alternative to our net income because it excludes aircraft lease expense, which is a normal, recurring cash operating expense that is necessary to operate our business. Because of this exclusion, Adjusted EBITDAR has limitations as an analytical tool. Accordingly, the usefulness of Adjusted EBITDAR as a performance measure is limited, and you are cautioned not to place undue reliance on this information when analyzing our results of operations and financial condition or as a measure of our financial performance. In addition, other companies in our industry may calculate Adjusted EBITDAR or similarly titled measures differently than we do, limiting its usefulness as a comparative measure.

Adjusted EBITDA

The following table sets forth a reconciliation of our profit or loss to Adjusted EBITDA for each of the periods indicated.

	For the Six-Month Period Ended June 30,		For the Years Ended December 31,
	2025	2024	2024	2023	2022
	(in millions of dollars)
Income (loss) for the periods	90.0	346.7	617.5	273.4	(64.2)
Income tax expense	22.5	18.1	79.7	14.3	124.5
Depreciation and amortization(1)	352.7	306.0	655.1	579.8	453.5
Net finance cost(2)	259.8	113.2	369.5	428.1	450.6
Impairment (reversal)	(3.7)	—	—	3.4	(1.2)
Share of (gain) loss on equity accounted investees, net of tax(3)	—	—	—	—	(307.7)

Adjusted EBITDA(4)	721.3	784.0	1,721.8	1,299.0	655.5

(1)	Depreciation and amortization expense as presented in our profit or loss.
(2)	See Note 31 to our audited consolidated financial statements and Note 22 to our interim financial statements.
(3)

Remeasurement to fair value of our then existing 51.14% interest in PLM resulted in a gain of $307.7 million recognized in the share of loss (gain) of the equity accounted investees at the date of acquisition.

(4)

We define Adjusted EBITDA as profit or loss for the period before income tax expense (benefit), depreciation and amortization, net finance cost, impairment (reversal) and the gain from remeasurement to fair value of PLM. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Because the adjustments to Adjusted EBITDA are not determined in accordance with IFRS, this measure may be calculated differently by other companies. As a result, Adjusted EBITDA as presented may not be directly comparable to similarly named measures presented by other companies.

Adjusted EBITDAR

The following table sets forth a reconciliation of our profit or loss to Adjusted EBITDAR for each of the periods indicated.

	For the Six-Month Period Ended June 30,		For the Years Ended December 31,
	2025	2024	2024	2023	2022
	(in millions of dollars)
Income (loss) for the periods	90.0	346.7	617.5	273.4	(64.2)
Income tax expense	22.5	18.1	79.7	14.3	124.5
Depreciation and amortization(1)	352.7	306.0	655.1	579.8	453.5
Net finance cost(2)	259.8	113.2	369.5	428.1	450.6
Impairment (reversal)	(3.7)	—	—	3.4	(1.2)
Share of gain (loss) on equity accounted investees, net of tax(3)	—	—	—	—	(307.7)
Aircraft leasing(4)	8.0	8.1	16.2	23.8	143.5

Adjusted EBITDAR(5)	729.3	792.1	1,738.0	1,322.8	799.0

(1)	Depreciation and amortization expense as presented in our profit or loss.
(2)	See Note 31 to our audited consolidated financial statements and Note 22 to our interim financial statements.
(3)

Remeasurement to fair value of our then existing 51.14% interest in PLM resulted in a gain of $307.7 million recognized in the share of loss (gain) of the equity accounted investees at the date of acquisition.

(4)	Aircraft leasing is comprised of short-term rentals of flight equipment, including subject to PBH period.
(5)

We define Adjusted EBITDAR as Adjusted EBITDA plus aircraft leasing expense. We consider Adjusted EBITDAR to be solely a valuation metric, not a performance metric. Adjusted EBITDAR has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Because the adjustments to Adjusted EBITDAR are not determined in accordance with IFRS, this measure may be calculated differently by other companies. As a result, Adjusted EBITDAR as presented may not be directly comparable to similarly named measures presented by other companies.

Operating Data

The following table sets forth certain selected operating data relating to our business for each of the periods indicated:

	As of and for the Six-Month Period Ended June 30,		As of and for the Year Ended December 31,
	2025	2024	2024	2023	2022
Total passengers (thousands)(1)	12,057	12,388	25,337	24,760	21,724
ASK
Total, ASK (millions)	28,609	27,983	57,361	52,988	47,752
ASKs on schedule (millions)(2)	28,603	27,981	57,357	52,981	47,611
RPK
RPK (millions)	24,036	24,024	49,654	44,626	38,861
RPK on schedule (millions)(3)	24,034	24,023	49,652	44,621	38,859
Load factor	84.0%	85.9%	86.6%	84.2%	81.6%
RASK (cents)	8.7	9.6	9.8	9.3	8.0
PRASK (cents)	6.9	7.8	7.9	7.6	6.4
Yield (cents)	8.2	9.0	9.1	9.1	8.0
CASK
CASK (cents)	7.4	7.9	7.9	7.8	7.8
CASK ex fuel (cents)	5.4	5.6	5.7	5.4	4.9
Consumed fuel (in millions of liters)	865.8	853.6	1,750.9	1,641.9	1,479.5
Number of employees	17,144	16,819	17,053	16,219	14,606
Average daily departures(4)	549	518	533	558	518
Number of aircraft at the end of the period	158	145	148	146	144

(1)	The number of passengers includes passengers who exchange Aeroméxico Rewards points and other travel awards and passengers of all flight segments, including charter flights.
(2)	ASK for all scheduled flight segments.
(3)	RPK for all scheduled flight segments.
(4)	The average number of departures per day during the indicated period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the audited consolidated financial statements and the notes thereto and the interim financial statements and notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are uniquely positioned as the only FSC based in Mexico and the only airline that provides long-haul, wide-body service connecting Mexico with the rest of the world. We offer a premium experience to both international and domestic destinations. As of June 30, 2025, we served every major city in Mexico and 52 international cities in 22 countries across multiple continents: North America, South America, Europe and Asia. We maintain the most attractive route network in Mexico, and we are the leading airline at MEX, the largest airport in Mexico, which is capacity constrained, and accounted for 36.3% of total passengers flying within, to and from Mexico in the twelve-month period ended June 30, 2025, according to the AFAC. We also have a strong presence in Mexico’s other large business markets, including Guadalajara and Monterrey, where we provide global connectivity by offering long-haul intercontinental flights. In addition, we have a large footprint in high-demand leisure markets, such as Cancún and Puerto Vallarta. We are the only Mexican airline that is a member of one of the three global airline alliances through our membership in SkyTeam, a global network of 18 international carriers, which we co-founded with Delta more than 25 years ago.

In 2022, as a result of the economic downturn caused by the COVID-19 pandemic, we completed a reorganization process and emerged from a Chapter 11 restructuring with a significantly improved capital structure. Since then, we have invested to expand our fleet and improve the product and customer experience for our passengers and intend to continue doing so. These investments allow us to maintain the highest service standard as the only FSC based in Mexico, as well as our position as Mexico’s airline of choice. We also reduced our cost structure through our restructuring and began upgauging our fleet to larger, more efficient aircraft. We believe that these changes have positioned us for significant and profitable growth. We are well positioned for strength, as we operate in one of the largest and highest-growth aviation markets, according to Diio. According to public filings, our CASK is significantly lower than that of U.S. legacy carriers and major European international FSCs. We believe that the combination of air travel market size and growth in Mexico has created one of the best air travel market environments in the world.

Factors affecting our results of operation

General

Our operating and business performance depends on factors that affect airlines and their markets, including trends that affect the broader travel industry, as well as trends that affect the specific markets in which we operate, and our target customer base.

We believe the following factors are key to our performance:

•	competition;

•	fuel costs;

•	labor relations;

•	aircraft maintenance costs;

•	fleet availability and leasing costs;

•	the availability of adequate airport infrastructure;

•	financing costs;

•	seasonality; and

•	domestic and international economic conditions.

During the periods ending December 2022, 2023 and 2024, our results of operation were also impacted by the conclusion of our Chapter 11 proceedings in 2022, the renegotiation of our aircraft leases and expiration of the last of our PBH periods in 2023, and the prepayment of the exit financing notes due 2027 in 2024, as described in more detail below.

Other extraordinary, non-recurrent items have also impacted our results of operations during the periods under discussion. For example, in 2024, we recognized $165.8 million of extraordinary favorable effects within operating income and net income and $160.3 million within Adjusted EBITDAR, comprising (i) compensation from Boeing for financial damages related to the Boeing 737 MAX grounding, and (ii) estimated breakage from unused tickets resulting from the extension of ticket usage rules introduced under prior years’ commercial flexibility initiatives. For the six months ended June 30, 2024, we recognized $54.9 million of these same extraordinary favorable effects within operating income and net income and $51.4 million within Adjusted EBITDAR.

Competition

The airline industry is highly competitive. The main factors that affect the performance of the airline industry include:

•	price and volume of fares and ancillary services;

•	flight schedules;

•	routes to and from certain cities;

•	frequent flyer programs;

•	ancillary products and passenger amenities;

•	customer service;

•	fleet type; and

•	reputation.

Price competition is common across our industry and typically varies from market to market. We are subject to price competition in Mexico and in all of the international markets in which we operate. We continually monitor pricing across the passenger air travel market in order to gauge the competitiveness of our fares. Market participants, particularly ULCCs, often adopt price discounts, targeted promotions and changing price structures, which can make it challenging for us to respond and ensure that we are providing competitive rates, services and products. Unlike the FSCs, the ULCC business model consists of offering a basic fare only for the air travel, and the passenger purchases ancillary services, such as carry-on and checked bags or seat assignment, separately. As such, the total price for the trip varies according to the basic fare and the add-on services selected by the passenger. By contrast, our business model, as an FSC, consists of offering different fare classes, and each class includes certain sets of services. Although the passenger may choose add-on services, usually the total price the customer pays is close to the fare price. As a result, ULCCs influence the total price customers pay by modifying the fare price or the price of their add-on services, which increases their price competitiveness. Our current and potential competitors include both Mexican-based ULCCs that provide services within the Mexican air travel market and, on a limited basis, international flights; and traditional international network carriers that provide full service, including international wide-body and long-haul services.

We are an FSC focused primarily on business travelers and less price-sensitive leisure and VFR travelers. Our main competitors in the Mexican domestic market are ULCC carriers that primarily attract VFR and price-

sensitive leisure travelers and lower income travelers, many of whom are new to air travel. While air travel continues to gain popularity in Mexico, we also compete with ground transportation alternatives, such as medium- and long-distance buses. In 2024, approximately 688 million passengers traveled in Mexico using medium- and long-distance bus service, according to the SICT. We have seen a significant shift in Mexican travel preference from bus trips to air trips over the last several years and believe that this trend will persist going forward.

In addition to our company, many airlines based outside of Mexico provide international scheduled passenger air service to and from Mexico and cover destinations traditionally attractive to passengers arriving in and departing from Mexico. We compete directly with different groups of international airlines depending on the route. Our main international travel competitors include traditional network carriers and ULCCs.

Jet fuel prices

We depend on the availability of reasonably priced jet fuel to operate our business. However, jet fuel prices and availability are subject to market fluctuations, refining capacity, market surpluses and shortages and demand for heating oil, gasoline and other petroleum products, as well as meteorological, economic and political factors and global events, which we can neither control nor accurately predict.

Jet fuel, our largest operating expense, represented 22.4% and 24.0% of our total revenue in the six-month periods ended June 30, 2025 and 2024, respectively, and 22.0%, 26.7% and 37.1% of our total revenue in 2024, 2023 and 2022, respectively. Accordingly, the levels of, and fluctuation in, jet fuel prices significantly affect our results of operations.

As of the date of this prospectus, we obtain fuel in Mexico from World Fuel and ASA. World Fuel is among the largest fuel suppliers in the world and is our main supplier. We entered into the World Fuel supply agreement in January 2019, which was renewed in 2022 and 2025 and expires in April 2027. ASA continues to be the leading supplier of jet fuel in Mexico through its network of aviation fuel stations throughout the country, and we entered into the ASA fuel supply agreement on December 31, 2021. Our agreements with ASA have one-year terms, with the current agreement expiring on December 31, 2025. We typically initiate routine renewal discussions with ASA approximately three months ahead of the expiration.

The price that we pay for fuel under the ASA and World Fuel contracts is reflective of fuel base prices set by ASA’s board of directors based on the price determined by PEMEX, the Energy Regulatory Commission (Comisión Reguladora de Energía) and the Ministry of the Treasury and Public Credit of Mexico (Secretaría de Hacienda y Crédito Público), or the SHCP. Such prices are also impacted by the U.S. Gulf Coast Waterborne Fuel international index because PEMEX is subject to this pricing for the oil that it sources from third parties. The price we pay for imported fuel under the World Fuel agreement is based on Platt’s USGC Jet 54 Prompt Pipeline. Logistical factors also impact the price we pay. Depending on the delivery distance to the airport, pipeline and tank car rail transport may be used, with rates charged for these delivery methods added to the price we pay. Accordingly, the fuel price we pay is subject to regular adjustment.

To cover our fuel needs at airports outside of Mexico, we purchase fuel from local suppliers that supply such airports, such as Chevron, Valero and British Petroleum, at prices generally based on the Platt’s Oilgram Price Report applicable in the relevant region. For purchases outside of Mexico, we work closely with Delta to leverage volume discounts and better credit conditions and mitigate the impact of supply chain disruptions.

The price of jet fuel is highly correlated to the price of crude oil. According to EIA, in 2023 crude oil prices were approximately 19% lower on average, as compared to 2022, and jet fuel prices decreased on average 20% according to EIA. Crude oil prices continued to decrease in 2024 falling 4.5% at year-end compared to 2023 as China’s economy struggled, leading to lower demand, and the United States and OPEC increased production.

Jet fuel prices were 13% lower on average in 2024 compared to 2023 and the jet fuel crack margin narrowed as refinery capacity improved and airlines, including us, implemented fuel efficiency improvements and fleet upgrades that dampened jet fuel demand growth. Between the end of 2024 and June 30, 2025, jet fuel prices experienced a notable decline, reflecting a combination of factors including lower crude oil prices, easing refinery margins, and increased supply. Since June 30, 2025, jet fuel prices have experienced a modest increase, reflecting a combination of factors including the ongoing Middle East crisis, rising crude oil prices and seasonal demand fluctuations.

From time to time and on certain routes, we apply fare increases or fuel surcharges to our air tickets to partially or fully mitigate the impact of higher fuel prices. We believe that we have been able to pass through the added fuel costs to our customers on most of our routes.

Our current jet fuel hedging policy provides that 40% to 60% of our estimated fuel consumption in a 12-18-month period may be hedged. Before the COVID-19 pandemic, we used call and call spreads to execute this policy. We paused the use of fuel hedges in the beginning of 2020 and currently are not hedging our jet fuel expenses.

For more information about our jet fuel agreements, see “Business—Jet Fuel,” and for the risks related to jet fuel availability and price variations, see “Risk Factors—Risks Related to Our Business—We are highly impacted by volatility in the price and availability of jet fuel.”

Labor relations

The airline industry is heavily unionized in most countries, including Mexico. Wages, benefits and work rules of unionized airline industry employees are determined by CBAs. As of June 30, 2025 and 2024, we had 16,851 and 16,534 employees in Mexico, respectively. As of December 31, 2024, 2023 and 2022, we had 16,608, 15,943 and 14,334 employees in Mexico, respectively. The majority of our employees are located in Mexico and the remainder are distributed across the destinations in which we operate. As of June 30, 2025 and 2024, 11,861 and 11,765 of our employees were represented by labor unions, representing 70.4% and 71.2%, respectively, of our total employees in Mexico. As of December 31, 2024, 2023 and 2022, 11,719, 11,403 and 10,288, respectively, of our employees in Mexico were represented by labor unions, representing 70.6%, 70.1% and 70.4%, respectively, of our total employees in Mexico.

Our employees are represented by the following different unions:

•	ASPA, which represents Aeroméxico’s and Aeroméxico Connect’s pilots;

•	ASSA, which represents Aeroméxico’s flight attendants;

•	Independencia, which represents Aeroméxico’s maintenance and airport staff and Aeroméxico Cargo’s staff;

•	SNTTTAS, which represents Aeroméxico Sistemas Integrados’ employees; and

•	STIA, which represents Aeroméxico Connect’s flight attendants and maintenance staff.

We are party to CBAs with the unions that represent our employees. The CBAs currently in effect expire as follows:

•	ASPA: the CBA with Aeroméxico expires on September 30, 2026, and the CBA with Aeroméxico Connect expires on November 30, 2026;

•	ASSA: the CBA with Aeroméxico expires on May 31, 2026;

•	STIA: the CBA with Aeroméxico Connect expires on September 30, 2027;

•	Independencia: the CBA with Aeroméxico expires on October 13, 2028, and the CBA with Aeroméxico Cargo expires on October 27, 2028; and

•	SNTTTAS: the CBA with Aeroméxico Sistemas Integrados expires on April 15, 2028.

To become effective, a CBA needs to be approved by the union and by the majority of the union members in a subsequent consultation process. The CBAs are renegotiated annually with respect to salary and every two years for other terms.

Conditions included in the aforementioned CBAs may vary substantially, depending upon a number of factors, including inflation, economic conditions and the general relationship between unions and the private sector, none of which are within our control.

As a result, our relations with our employees, including the terms that we are able to negotiate with the unions through CBAs, constitute a significant factor affecting our results of operations. In particular, the wages, salaries and benefit expenses that we are required to pay may increase as a result of any new terms negotiated with our labor unions upon expiration of the respective CBAs. For further information about the risks related to our labor relations, see “Risk Factors—Risks Related to Our Business—Our business may be adversely affected if our labor relations deteriorate, we fail to renew our CBAs on satisfactory terms or experience strikes or other labor unrest.”

Aircraft maintenance

We are required to maintain our aircraft to ensure passenger safety, smooth and timely operation of our flights, efficiency of our operations and to comply with the terms of our aircraft leases. We are responsible for the cost and the performance of this maintenance and therefore the complexity, frequency and volume of aircraft maintenance is a significant factor affecting the availability of aircraft and our results of operations.

The maintenance of our aircraft and engines has several complexity levels, and each level involves significantly different labor and material inputs. Airframe line maintenance consists of daily and weekly scheduled maintenance, including pre-flight and overnight checks. Airframe heavy maintenance, by contrast, involves complex tasks that may take several weeks and is generally required every three, five or six years. The total maintenance costs and related depreciation of significant maintenance expense are subject to variables such as estimated utilization rates, average stage length, the interval between significant maintenance events, the size, age and make-up of our fleet, maintenance holidays, government regulations and the level of unscheduled maintenance events and their actual costs. For further information about the maintenance of our aircraft, see “Business—Our Fleet—Maintenance.”

We rely on certain types of engines and parts from a limited number of suppliers. In early 2025, we observed recurring early signs of deterioration in the High-Pressure Turbine, or HPT, Stage 1 blades of certain LEAP-1B engines, or HPT Stage 1 Blades, supplied by CFM International, Inc., or CFM, which have resulted in several unscheduled engine removals. We maintain a PBH agreement with CFM to provide additional engine support during repairs. Since April 2025, we have conducted numerous inspections to assess (i) the extent to which our engines may need to be removed and repaired; (ii) the extent to which our aircraft may need to be grounded in order to perform needed repairs on engines; (iii) the expected average turnaround time required to make any such repairs; and (iv) the availability of spare engines to be deployed as needed. Based on our inspections, analysis and repairs made to date, we estimate that engine removal rate following our inspection work is that approximately one third of our engines may be impacted, and the turnaround times for engine removal and repair have been shorter that what we originally expected. As of the date of this prospectus, we do not have grounded aircraft due to HPT Stage 1 Blades deterioration. In addition, we have received additional Boeing aircraft since our inspections began, allowing us to better coordinate our flight demand while some engines are under repair.

As of the date of this prospectus, we have conducted 84 inspections, resulting in 26 engine removals and have received 12 replacement engines from CFM to mitigate the impact on our network. For the full year of 2025, we expect to perform approximately 130 inspections in total, categorized as low, medium and high risk. In 2026, we expect to perform a similar number of inspections. For further information, see “Business—Our Fleet—Engines.”

As of June 30, 2025, the average age of our fleet of 158 aircraft was approximately 8.4 years. During the COVID-19 pandemic, we upgauged our fleet by disposing of older, less efficient aircraft, and reducing the number of aircraft families we operate to three, which we believe streamlines our maintenance operation, improves training, simplifies our fleet and increases the consistency and reliability of our operations. For further information about our fleet, see “Business—Our Fleet,” and for the risks related to our reliance on a small number of manufactures, see “Risk Factors—Risks Related to Our Business—Our fleet consists entirely of aircraft manufactured by Boeing and Embraer, and we are susceptible to issues that affect these suppliers.”

Fleet availability and leasing costs

As of June 30, 2025 and 2024, 78.5% and 74.5%, respectively, of our operating fleet was manufactured and assembled by Boeing, and 21.5% and 25.5%, respectively, by Embraer. As a result of this high level of concentration among two manufacturers, we are susceptible to issues that affect these suppliers, including their inability to comply with contractual obligations, delays in deliveries of aircraft or components for aircraft maintenance, safety issues and reputational problems. Problems with our suppliers may also cause delays in our operations as a result of inability to timely train staff to operate new aircraft and additional costs. If we were required to lease or purchase aircraft from another manufacturer, we would lose the benefits and economies of scale derived from the current composition of our fleet.

We lease the vast majority of our aircraft and spare engine fleet through operating lease agreements with a variety of established international aircraft leasing companies pursuant to which we pay monthly rent. The market for aircraft leasing and financing is active and not concentrated among few entities. We have lease agreements with more than 20 of the principal international aircraft lessors.

Our operating leases generally require that we pay a cash security deposit or provide a letter of credit in an amount equal to approximately one to two months’ rent. We also commit to operate, register, insure and maintain the aircraft and the lessor’s rights therein in accordance with specific requirements in each lease, and to return the aircraft in compliance with the redelivery conditions included in the lease.

We also have aircraft finance leasing agreements supported by the Export-Import Bank of the United States, or EXIM, guarantees pursuant to which we follow a periodic schedule of interest and principal payments and have the option to acquire the aircraft at the end of the leasing period. These agreements were renegotiated during our Chapter 11 proceedings through omnibus financing agreements that may cover more than one aircraft. The interest rate of our finance leasing agreements is fixed. As of June 30, 2025, eight of our aircraft were subject to financing agreements classified as financial debt under IFRS, and the aggregate outstanding amount under these financing agreements was $89.8 million. The outstanding amount for each of our three aircraft financing agreements classified as financial debt under IFRS was $63.3 million, $19.5 million and $7.0 million. As of December 31, 2024, the aggregate outstanding amounts under these financing agreements was $107.5 million. The outstanding amount for each of our three aircraft financing agreements classified as financial debt under IFRS was $71.4 million, $24.9 million and $11.2 million. As of December 31, 2023, the aggregate outstanding amounts under these financing agreements was $142.1 million. The outstanding amounts for each of our three aircraft financing agreements were $87.1 million, $35.5 million and $19.5 million.

In the six-month period ended June 30, 2025, one of our operating leases was converted into a finance lease. In 2024, we paid off two of our aircraft finance leases, and the respective aircraft are now currently owned by us.

Certain external factors, including macroeconomic or regulatory conditions in Mexico, may impact the financial terms and conditions of our aircraft leases. These terms and conditions are also susceptible to change in the prevailing market circumstances. For further information about the risks related to aircraft availability and leasing costs, see “Risk Factors—Risks Related to Our Business—Our fleet consists entirely of aircraft manufactured by Boeing and Embraer, and we are susceptible to issues that affect these suppliers” and “Risk Factors—Risks Related to Our Business—We may not be able to enter into long-term leases or obtain financing to purchase new aircraft.”

Availability of airport infrastructure

Our ability to operate efficiently and competitively depends upon the existence of adequate airport infrastructure, sufficient slots to cover demand and airport services that permit efficient operations. The high volume of traffic of our principal hub, MEX, which is capacity constrained, has had, and may continue to have, an impact on the efficiency of our operations and, as a consequence, our results. For instance, in April 2023, MEX imposed restrictions on flights outside MEX’s operating hours or the established take-off and landing schedules.

Also, MEX is subject to reductions in hourly operations and restrictions. In October 2022, an agreement among certain airlines and MEX resulted in a temporary reduction in hourly operations from 61 to 52 at MEX to permit the airport to make facilities related improvements. This reduction applied to international and Mexican carriers. A second temporary reduction in hourly operations from 52 to 43 came into effect on January 8, 2024. Pursuant to a statement issued by AFAC in August 2023, the second reduction in hourly operations that started in January 2024 applies only to domestic flights from and to MEX operated by Mexican carriers. For further information about how inadequate airport infrastructure may affect our operations, see “Risk Factors—Risks Related to Our Business—Inadequate airport infrastructure or capacity and space restrictions in Mexico and at the International airports where we operate may limit our access to desirable slots and otherwise negatively impact our operations,” “Risk Factors—Risks Related to Our Business—Our operations are highly dependent on MEX” and “Risk Factors—Risks Related to Our Business—We may be negatively impacted by the imposition of sanctions against Mexican entities and new entry and procedural requirements imposed under the current U.S. administration.”

Financing Costs

In November 2024, we concluded the issuance of the 2029 Notes and the 2031 Notes. The net cash proceeds of the offering were $1,096.0 million and were used to redeem, in full, $662.5 million outstanding principal amount of the exit financing notes due 2027, at a redemption price of 104.250%, plus interest, additional amounts and premiums payable. The remainder proceeds were used for general corporate purposes. As described in more detail below, our financial results for the year ended December 31, 2024 were impacted by the prepayment of our exit financing notes due 2027 and the related payment of an early redemption premiums and additional amounts. For further information about the 2029 Notes and 2031 Notes, see “—Liquidity and Capital Resources—Indebtedness—Senior Secured Notes due 2029 and 2031.”

Seasonality

Our business and route network are subject to seasonal fluctuations. As such, our results for any interim period are not necessarily indicative for the entire year and we tend to experience higher volumes of air travel, and therefore higher revenues and operating results, during certain periods of the year as compared to others.

The demand for our services is usually comparatively high in July and August (due to high demand for vacation travel), March and April (corresponding to the Easter holiday) and December (due to the Christmas holiday), while the demand is usually comparatively low in the months of February, September and October. Because a large part of our focus is on business passengers, we believe that our business passenger client segment partially offsets the seasonal fluctuations that characterize VFR and leisure travel.

Economic conditions

Economic conditions in Mexico have a significant effect on our business and results of operations. Historically, demand for passenger flights in Mexico has been correlated with the country’s domestic GDP growth. Mexico is also one of the fastest growing aviation passenger markets in the world, with total passengers expanding at a 6.0% CAGR between 2014 and 2024, according to the World Bank, and one of the first aviation markets to rebound following the COVID-19 pandemic–induced downturn. Passenger growth CAGR in Mexico between 2014 and 2024 was more than four times faster than Mexico’s real GDP CAGR of 1.3% over the same period, according to the World Bank. Total passengers expanded at a 5.5% CAGR between 2022 and 2024. Because all of our routes and scheduled service flights have their origin, destination or both at airports located in Mexico, we are highly impacted by local economic conditions.

According to the IMF, based on aggregate estimates for 2025 GDP figures, Mexico was the second largest economy in Latin America and the 15th largest economy in the world. Mexico’s GDP grew 3.3% in 2024, and is expected to grow 1.3% in 2025, according to INEGI. We believe the growth in Mexico’s GDP will improve the financial stability of Mexican citizens and increase Mexico’s the size of middle class, which had already grown over the past decade, from 44.0 million in 2010 to 53.5 million in 2018, according to the INEGI. Mexico’s middle class decreased to 47.2 million in 2020 because of the COVID-19 pandemic.

The average yearly inflation rate in Mexico has been 5.4% over the last five years. Inflation has decreased since the beginning of 2023, and was 4.2% and 4.7% in December 2024 and 2023, respectively, according to INEGI. The annual inflation rate was estimated to be 4.3% in June 2025, according to INEGI. As of June 2025, the unemployment rate in Mexico was 2.6%, according to the INEGI. Mexico’s relatively young population may also contribute to its economic growth, as the median age in Mexico was 30.8 in 2024. Collectively, we believe these macro trends are positive for our business as they strengthen air travel demand.

Economic conditions in the markets where we operate may also affect our business. Travel flux, whether for business or leisure, often depends on economic growth and other economic conditions, including inflation rates, interest rates and personal income levels, in each country. Social unrest, changes in government regimes and other external events, such as conflict in Israel and the Middle East, the military action in Ukraine and sanctions related to Russia, may also have unpredictable effects on the global economy or on the economies of the affected regions, which indirectly may affect domestic and international travel.

Voluntary financial restructuring under Chapter 11

Our results of operation for the year ending December 31, 2022, were significantly impacted by the conclusion of our voluntary financial restructuring under Chapter 11. On March 17, 2022, we announced that the conditions of the Chapter 11 proceedings were satisfied, and the Chapter 11 proceedings were concluded. On December 22, 2022, the U.S. Bankruptcy Court issued a final decision closing the Chapter 11 proceedings, as the restructuring plan was substantially consummated and the distributions for most of the eligible claims have been made. As described in more detail below, our financial results for the year ended December 31, 2022 were impacted significantly by our financial restructuring under Chapter 11. See “—Liquidity and Capital Resources—Indebtedness—Exit financing.”

Trend Information

We believe that the main trends likely to impact our business over the coming 12 months include:

•	continuation of passenger demand volatility, in line with general economic trends, and the growth of the Mexican passenger air travel market, which continues to present low levels of penetration;

•	our fleet upgauging and expansion efforts; and

•

continuation of the favorable commercial terms of certain aircraft leases, such as lower fixed rental fees, and long-term maintenance contracts that we previously renegotiated during our Chapter 11 restructuring and that remain in effect.

According to Diio, Mexico was one of the fastest growing aviation passenger markets in the world prior to the COVID-19 pandemic. From 2014 to 2024, passenger demand grew to levels consistent with or superior to the pre-COVID-19 pandemic levels, fully returning to and exceeding pre-COVID-19 pandemic levels in 2024. Total passengers expanded at a 6.0% CAGR between 2014 and 2024, more than four times faster than Mexico’s real GDP CAGR of 1.3% over the same period, according to the World Bank. During the first half of 2025, passenger demand contracted slightly as a result of the uncertainties associated with the current U.S.’s immigration and tariff policies. We expect passenger demand to remain relatively stable in line with expected economic conditions in Mexico during the second half of 2025.

Furthermore, Mexico continues to be a relatively underpenetrated air travel market. According to the AFAC, Mexico had only 0.5 annual domestic passengers per capita in 2024 compared to that of other Latin American markets. For instance, Chile had 0.8 annual domestic passengers per capita during the same period, based on Chilean Civil Aeronautics Board data.

In July 2022, we acquired a controlling stake on PLM, the company that manages our frequent flyer program, Aeroméxico Rewards, formerly known as Club Premier. This acquisition has contributed to improve our customer experience, as we can now fully integrate Aeroméxico Rewards with our digital platforms. This full integration positions us well to benefit from Aeroméxico Rewards’ high margin co-branded revenue streams by promoting increased use of Aeroméxico Rewards credit cards and to enhance our customer loyalty.

Since our emergence from Chapter 11 proceedings, fleet upgauging to larger, more efficient aircraft has been a priority. We intend to continue to modernize and expand our fleet through aircraft upgauging and reconfiguration. We also intend to add new aircraft through new leases. We have continued our fleet modernization process by retiring older, less efficient aircraft and replacing them with modern, highly efficient Boeing 737 MAX aircraft, which has had a favorable impact on our CASK. In the six-month period ended June 30, 2025, we added five B737-8 MAX and five B737-9 MAX to our operational fleet. In 2024, we added four B737-8 MAX, three B737-9 MAX and two Boeing 787 Dreamliners to our operational fleet. In 2023, we added six aircraft to our fleet, consisting of one Boeing 787 Dreamliner and five Boeing 737 MAX aircraft to our operational fleet. In 2022, we added 19 Boeing 737 MAX aircraft to our fleet. We intend to continue the upgauging process and to utilize more highly efficient Boeing 737 MAX aircraft in place of the E190 aircraft, which we expect to further reduce our CASK. We also plan to upgauge our long-haul fleet over time to include a greater proportion of larger capacity B787-9 wide-body aircraft in order to meet demand for longer distance business and leisure travel.

During the COVID-19 pandemic and in connection with our Chapter 11 proceedings, we renegotiated lease rates and terms for the remainder of our fleet to market terms, resulting in significantly lower ownership costs. We were able to renegotiate favorable monthly fixed rates that are in effect until the expiration of the renegotiated lease agreements. All of our renegotiated lease agreements included a PBH period, which allowed us to temporarily adjust our rent payments according to the usage of the aircraft, instead of monthly fixed rates. In addition, we negotiated lower monthly fixed rental rates that came into effect upon the termination of the relevant PBH period. We also renegotiated with our lessors aircraft redelivery costs incurred at the termination of the leases. The last of our PBH periods expired in December 2023, and we are now subject to the renegotiated fixed rental rates. The renegotiated leases expire gradually through 2034. The lower fixed lease rates, as well as our PBH arrangements which were previously in place, reduced our CASK. We also amended contracts with original equipment manufactures, or OEMs, and TechOps MX to further reduce ongoing maintenance costs. In addition, we negotiated favorable conditions in connection with our CBAs, which were reflective of the economic conditions of our business and the industry at the time.

However, since the end of the COVID-19 pandemic, we have entered, and will continue entering in the future, into new aircraft leases on regular market terms, which typically include fixed, rather than PBH, payment requirements. In addition, we have renewed certain previously renegotiated maintenance agreements and all of our CBAs on standard terms following the expiration of the favorable terms negotiated during our Chapter 11 restructuring. Consequently, we no longer benefit from the more favorable provisions secured under some our restructuring arrangements. As these agreements continue to be renewed under normalized market terms, we anticipate that the associated operating costs may increase in future periods.

Description of Our Principal Line Items

Revenues

Our revenue consists mainly of passenger revenue, air cargo revenue and other revenue.

Passenger revenue

Passenger revenue primarily consists of airfare tickets, revenue from ancillary services (such as excess baggage, seat selection, upgrades and other charges to passengers), breakage from unused tickets and the decreases in compensation costs paid to passengers, as well as the cost of accumulated points in the Aeroméxico Rewards program.

Air cargo revenue

Air cargo revenue includes revenue generated by our cargo operations, which consist of domestic and international cargo transport.

Other revenues

Other revenues mainly include income from agreements for services provided to airlines, insurance commission payments, charter flight services and other products and services, including car rental commissions, co-branded credit card fees, lounge access, and fees we charge for training that we offer through our subsidiary AM Formación.

In addition, as a result of the acquisition of control and our related consolidation of PLM from July 15, 2022, other revenues also include revenue from Aeroméxico Rewards points sold to third parties and reward points breakage. The reward points breakage consists of the estimated Aeroméxico Rewards points that are not expected to be redeemed by program members. For further information about the PLM consolidation, see “Business—Aeroméxico Rewards Loyalty Program—PLM—PLM Acquisition.”

Operating expenses

Our operating expenses consist mainly of the following line items:

Jet fuel

Jet fuel expenses constitute our largest operating expense. These expenses include the cost of fuel, related fees, fueling into-plane fees and transportation fees. They also include realized gains and losses that arise from any fuel price derivative activity we undertake qualifying for hedge accounting.

Wages, salaries and benefits

Wages, salaries and other benefits expenses include the salaries, hourly wages, employee health insurance coverage and variable compensation that are provided to employees for their services, as well as the related expenses associated with compulsory social security contributions, employee benefit plans, training costs and employer payroll taxes.

Maintenance

Maintenance expenses consist of costs related to airframe line maintenance, including required maintenance for the return of leased aircraft upon the termination of a lease and expenses under PBH agreements for the replacement of parts and components.

Aircraft, communication and traffic services

Aircraft, communication and traffic services expenses consist of costs related to Mexican and international airport services (which include landing and parking fees, use of counters and office space, passenger enplanement, aircraft turnaround services and handling of baggage and cargo) and air navigation services (which include navigation assistance and overflight).

Passenger services

Passenger services expenses consist of costs related to onboard services, which include catering services, inflight entertainment and Wi-Fi access.

Travel agent commissions

Travel agent commissions consist of proportional payments for indirect ticket sales by travel agencies, including online travel agencies. We typically pay travel agencies a standard commission depending on the geographic market and cabin type. We have agreements with certain travel agencies to award them performance incentives.

Selling and administrative

Selling and administrative expenses consist of advertising and promotional expenses directly related to our services, including the cost of web support, external call centers, professional fees paid to external advisors, fees and subscriptions, GDS reservation fees, insurance and information technology expenses.

Aircraft leasing

Aircraft leasing expenses consists of short-term (less than a year) costs related to our aircraft and engine leasing through short-term or PBH agreements with third parties.

Depreciation and amortization

Depreciation and amortization expenses include the depreciation of all right-of-use, airframe heavy maintenance, other operating equipment and intangibles from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use.

Impairment (reversal)

Impairment consists of loss allowances for expected losses on assets based on estimates to determine their recoverable amount. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount on an annual basis.

Restructuring (income) expenses, net

Restructuring income or expenses consist of income produced or costs incurred in connection with our Chapter 11 proceedings, from which we emerged on March 17, 2022. Restructuring expenses consist primarily of general unsecured claim settlements, professional advisor fees in connection with our Chapter 11 proceedings and gains or losses relating to rejected flight equipment and other impacts arising from leased aircraft restructuring renegotiations. It also includes credits in connection with lease liabilities cancellation, which temporarily were substituted by PBH agreements. This PBH expense is part of the year-end aircraft leasing expense and temporarily substitutes the contractual lease payments recognized under IFRS 16. Restructuring income consists primarily of gains from rejected flight equipment and other leased aircraft due to the restructuring process, the settlement of general unsecured claims at their expected value and credit due to lease liabilities cancellation.

Other loss (income), net

Other loss or income, net refers to the difference between other expenses, which consists mainly of non-creditable value added tax payments, labor and other contingencies and provisions, net loss from sale of property and equipment or obsolete material, contingent value rights and other items; and other income, which consists mainly of net gain from sale of property and equipment or obsolete material, taxes and leases recoveries, credit notes from suppliers, and other items.

Share of (gain) loss on equity accounted investees, net of tax

Our share of (gain) loss on equity accounted investees, net of tax refers to our equity gains or losses or gains in connection with our interests in one joint venture (TechOps MX) in the six-month period ended June 30, 2025 and in 2024, 2023 and 2022 and PLM (included until July 15, 2022).

Net finance cost

Finance income consists of interest income on funds invested, changes in the fair value of financial assets at fair value through profit or loss, and net foreign exchange gains that are recognized in profit or loss.

Finance cost consists of interest expense on borrowings, unwinding of the discount on provisions or dividends, changes in the fair value of financial assets at fair value through profit or loss, net foreign exchange losses, credit card commissions, leases interest, other financial costs (mainly the redemption of our exit financing Notes due 2027, DIP commissions, bank fees or letters of credit commissions) and losses on derivative instruments that are recognized in profit or loss.

Income tax expense

Income tax expense or benefit consists of the recognition of current and deferred tax expenses or benefits.

Results of Operations

Six-month period ended June 30, 2025 compared to six-month period ended June 30, 2024

The following table shows a summary of our consolidated statements of profit or loss, as well as the variation from the previous period, as a percentage, for the periods indicated.

	For the Six-Month Period Ended June 30,		Variation	Variation
	2025	2024
	(in millions of dollars, except percentages)
Total revenue	2,497.7	2,694.9	(197.2)	(7.3)%
Total operating expenses	2,125.4	2,216.9	(91.5)	(4.1)%

Total operating income	372.3	478.0	(105.7)	(22.1)%
Net finance cost	(259.8)	(113.2)	146.6	129.5%
Income before income tax	112.5	365.0	(252.5)	(69.2)%
Income tax expense	22.5	18.1	4.4	24.3%

Income for the period	90.0	346.7	(256.7)	(74.0)%

Revenue

The following table shows the components of our revenue, as well as the composition of each category of our total revenue and the variation from the previous period, as a percentage, for the periods indicated.

	For the Six-Month Period Ended June 30,		Variation	Variation
	2025	2024
	(in millions of dollars, except percentages)
Passenger revenue:
Passengers	1,980.8	2,170.1	(189.3)	(8.7)%
Ancillaries	277.5	296.9	(19.4)	(6.5)%

Total passenger revenue	2,258.3	2,466.9	(208.7)	(8.5)%
Non-ticket revenue:
Air cargo	152.3	140.9	11.4	8.1%
Other	87.1	86.9	0.2	0.2%

Total revenue	2,497.7	2,694.8	(197.1)	(7.3)%

Our total revenue in the six-month period ended June 30, 2025 was $2,497.7 million, a decrease of 7.3%, or $197.2 million, as compared to the six-month period ended June 30, 2024. This decrease was primarily the result of the following factors:

•

Passenger revenue: Our passenger revenue, including ancillaries, which represent additional services related to air transportation service, decreased by 8.5%, or $208.7 million, to $2,258.3 million in the six-month period ended June 30, 2025, as compared to $2,467.0 million in the six-month period ended June 30, 2024. This decrease primarily reflects a decrease in domestic passenger revenue of 18.7%, or $190.7 million, to $831.0 million in the six-month period ended June 30, 2025 from $1,021.7 million in the six-month period ended June 30, 2024, primarily as a result of the 17.2% average depreciation of the peso against the dollar, from an average exchange rate of Ps.17.08 per $1.00, in the first half of 2024 to an average exchange rate of Ps.20.02 per $1.00, in the first half of 2025; and softening of passenger demand, as evidenced by a 2.7% decrease in number of total passengers in the six-month period ended June 30, 2025, as compared to the same period in 2024. On domestic routes, passenger numbers decreased 2.4% and 7.3% in the first and second quarters of 2025, respectively, as compared to the same periods in 2024. By contrast, the number of passengers on international routes remained flat in the first quarter of 2025 and increased 4.7% in the second quarter of 2025, as compared to the same periods in 2024. This trend continues to reflect the decrease in demand in certain domestic markets and the Mexico-U.S. cross-border VFR segment, as a result of economic and political uncertainty.

As described above under “—Factors affecting our results of operation–Seasonality,” demand for our services is typically higher in the first quarter than in the second, driven by strong VFR and tourism travel following the holiday season in January and, in some years, by the Easter holiday occurring in March. As a result, flight volumes are generally higher in the first quarter of the fiscal year. However, this seasonality effect was not observed during the six-month period ended June 30, 2025, as Easter fell in April and U.S.-bound tourism and business travel from Mexico remained flat in the first quarter, due to the impact of political concerns and uncertainty surrounding tariffs and U.S. immigration policies. In the three-month period ended June 30, 2025, the number of passengers was higher than for the previous quarter and represented 51.3% of the number of passengers for the entire six-month period. Our passenger revenue totaled $1,186.1 million for the three-month period ended June 30, 2025, accounting for 52.5% of total passenger revenue for the six-month period then ended. This second quarter increase was driven by higher passenger volumes and a less pronounced impact from the peso depreciation in the quarter. The peso depreciated 20.2% against the dollar in the first quarter of 2025, from an average exchange rate of Ps.16.99 per $1.00, in the first quarter of 2025 to an average exchange rate of Ps.20.43 per $1.00, in the second quarter of 2025, and by 14.2% in the second quarter of 2025, from an average exchange rate of Ps.17.17 per $1.00 in the second quarter of 2024, to an average exchange rate of Ps.19.6 per $1.00, in the second quarter of 2025;

•

Air cargo revenues: Our air cargo revenues increased by 8.1%, or $11.4 million, to $152.3 million in the six-month period ended June 30, 2025, as compared to $140.9 million in the six-month period ended June 30, 2024. This increase primarily reflects an increase in transported cargo volume, as a result of higher domestic demand, increased revenue per unit of international cargo capacity, or international cargo yield, as well as fleet growth and the expansion of our cargo transportation capacity; and

•

Other revenues: Other revenues increased slightly, to $87.1 million in the six-month period ended June 30, 2025, as compared to $86.9 million in the six-month period ended June 30, 2024, reflecting an increase in revenues related to Aeroméxico Rewards redemptions, cobranded credit cards and car rental commissions.

Operating expenses

The following table shows the components of our operating expenses for the six-month period ended June 30, 2025, and the six-month period ended June 30, 2024, together with the changes in our operating expenses between these two periods.

	For the Six-Month Period ended June 30,
	2025	% of operating expenses	2024	% of operating expenses	Variation
	(in millions of dollars, except percentages)
Jet fuel	560.3	26.4%	646.0	29.1%	(13.3)%
Wages, salaries and benefits	529.4	24.9%	530.6	23.9%	(0.2)%
Maintenance	103.5	4.9%	117.3	5.3%	(11.8)%
Aircraft, communication and traffic services	284.2	13.4%	282.2	12.7%	0.7%
Passenger services	70.6	3.3%	68.4	3.1%	3.2%
Travel agent commissions	43.5	2.0%	58.5	2.6%	(25.6)%
Selling and administrative	165.4	7.8%	190.9	8.6%	(13.4)%
Aircraft leasing	8.0	0.4%	8.1	0.4%	(1.2)%
Depreciation and amortization	352.7	16.6%	306.0	13.8%	15.3%
Impairment (reversal)	(3.7)	n.m (1)	—	—	n.m (1)
Other loss, net	14.3	0.7%	9.9	0.4%	44.4%
Share of (gain) loss on equity accounted investees, net of tax.	(2.8)	n.m. (1)	(1.0)	n.m (1)	188.5%

Total operating expenses	2,125.4	100%	2,216.9	100%	(4.1)%

(1)	n.m: not meaningful.

We recorded total operating expenses of $2,125.4 million in the six-month period ended June 30, 2025, representing a decrease of 4.1%, or $91.4 million, as compared to $2,216.9 million in the six-month period ended June 30, 2024. This decrease primarily reflects lower jet fuel expenses due to reduced fuel prices; cost-efficiency initiatives; upgauging efficiencies following the delivery and integration of new Boeing 737 MAX aircraft into our fleet; and the 17.2% depreciation of the peso against the dollar, from an average rate of Ps.17.08 in the first half of 2024 to Ps.20.02 in the first half of 2025, which resulted in lower peso-denominated expenses such as wages, salaries and benefits. This decrease was partially offset by increases in our depreciation and amortization, aircraft, communications and traffic services and passenger services expenses, as described below.

•

Jet fuel: Our jet fuel expenses decreased by 13.3%, or $85.7 million, to $560.3 million in the six-month period ended June 30, 2025, as compared to $646.0 million in the six-month period ended June 30, 2024. This decrease primarily reflects a 14.5% decrease in the cost of fuel per liter; and the use of new and more efficient aircraft in our fleet, which reduced our fuel consumption per ASK by 0.8% in the six-month period ended June 30, 2025, as compared to the six-month period ended June 30, 2024;

•

Wages, salaries and benefits: Wages, salaries and benefits decreased slightly, to $529.4 million in the six-month period ended June 30, 2025, as compared to $530.6 million in the six-month period ended June 30, 2024. This decrease primarily reflects the depreciation of the peso against the dollar, as salaries and benefits expenses are denominated in pesos; and a decrease in variable expenses such as overtime, training and travel expenses of our crew members. This decrease was partially offset by the expiration of the CBAs that were renegotiated during the Chapter 11 proceedings to include favorable terms to us and concessions, and the renewal of these agreements, which now reflect terms more favorable to the unions as a result of the current market conditions; a 1.9% increase in the number of employees driven by the hiring of new pilots ahead of an expected expansion of our fleet, as well as an increase in inflation-related compensation adjustments as required under the terms of our CBAs;

•

Maintenance: Our maintenance costs decreased by 11.7%, or $13.8 million, to $103.5 million in the six-month period ended June 30, 2025, as compared to $117.3 million in the six-month period ended June 30, 2024. This decrease was mainly driven by a lower leased aircraft return provision, reflecting the current fleet plan and related actuarial calculations. In addition, since July 1, 2024, we have begun recognizing the portion corresponding to the interest cost included in this provision.

•

Aircraft, communication and traffic services: Our expenses relating to aircraft, communication and traffic services increased slightly, to $284.2 million in the six-month period ended June 30, 2025, as compared to $282.2 million in the six-month period ended June 30, 2024. This increase primarily reflects an increase in international flight volumes, which increased by 5.2% in terms of international ASKs, and the upgauging of our fleet, as traffic services expenses are higher for larger aircraft, which we primarily use for our international routes.

•

Passenger services: Our passenger services expenses increased by 3.2%, or $2.2 million, to $70.6 million in the six-month period ended June 30, 2025, as compared to $68.4 million in the six-month period ended June 30, 2024. This increase primarily reflects the increase in international operations, which increased by 5.2% in terms of international ASKs and an increase of 2.3% in the number of international passengers;

•

Travel agent commissions: Our travel agent commission expenses decreased by 25.6%, or $15.0 million, to $43.5 million in the six-month period ended June 30, 2025, as compared to $58.5 million in the six-month period ended June 30, 2024. This decrease primarily reflects a softening of passenger demand, which resulted in lower bonus commissions and performance-based incentives to travel agencies, one of our major indirect sales channels and efficiencies that increasingly favor direct distribution channels of passenger tickets;

•

Selling and administrative: Our selling and administrative expenses decreased by 13.4%, or $25.5 million, to $165.4 million in the six-month period ended June 30, 2025, as compared to $190.9 million in the six-month period ended June 30, 2024. This decrease primarily reflects efficiencies that increasingly favor direct distribution channels of passenger tickets, lower passenger volumes and lower variable expenses associated with passenger services, such as reservation costs and other commercial marketing expenses, including advertising expenses and lower administrative expenses, such as professional services payments;

•	Aircraft leasing: Our expenses related to aircraft leasing decreased slightly, to $8.0 million in the six-month period ended June 30, 2025, as compared to $8.1 million in the six-month period ended

June 30, 2024. This decrease primarily reflects variations in costs related to short-term leases of B787-8 engines;

•

Depreciation and amortization: Our depreciation and amortization expenses increased by 15.3%, or $46.7 million, to $352.7 million in the six-month period ended June 30, 2025, as compared to $306.0 million in the six-month period ended June 30, 2024. This increase mainly results from the amortization of major maintenance investments driven by engine and airframe maintenance performed in line with our maintenance plan and the depreciation in the right-of-use associated with the incorporation of new Boeing 737 MAX and B787-9 aircraft to the fleet in the six-month period ended June 30, 2025;

•

Impairment (reversal): We recorded a $3.7 million reversal in the six-month period ended June 30, 2025, as compared to no impairment expenses in the six-month period ended June 30, 2024. This variation results from an impairment recognized in 2023 related to our rights in a fiduciary trust for the development of new office spaces;

•

Other loss (income), net: Our other loss increased by 44.4%, or $4.4 million, to $14.3 million in the six-month period ended June 30, 2025, as compared to $9.9 million in the six-month period ended June 30, 2024. In the six-month ended June 30, 2024, we recorded as other income a one-time cash payment in connection with the settlement agreement we entered into with Boeing as a result of the temporary grounding of the B737-9 MAX fleet in January 2024, and the return to us of amounts held by creditors as deposits in trust in connection with the cancellation of letters of credit during our Chapter 11 proceeding.

•

Share of (gain) loss on equity accounted investees, net of tax: Our share of gain on equity accounted investees increased 188.5%, to $2.8 million in the six-month period ended June 30, 2025, as compared to $1.0 million in the six-month period ended June 30, 2024. This increase primarily reflects our share of TechOps MX’s net revenue during the periods.

Net finance cost

The following table shows the components of our net finance cost, as well as the change from the previous period, as a percentage, for the periods shown:

	For the Six-Month Period Ended June 30,
	2025	2024	Variation
	(in millions of dollars, except percentages)
Finance income	18.3	87.6	(79.1%)
Finance cost	(278.1)	(200.9)	38.4%

Net finance cost	(259.8)	(113.2)	129.5%

Our net finance cost increased by $146.6 million, or 129.5%, to $259.8 million in the six-month period ended June 30, 2025, as compared to $113.2 million in the six-month period ended June 30, 2024. This net increase primarily reflects a net foreign exchange loss of $35.1 million in the six-month period ended June 30, 2025 compared to a net foreign exchange gain of $54.0 million in the six-month period ended June 30, 2024 due to the depreciation of the dollar against the peso in the six-month period ended June 30, 2025, as compared to the appreciation of the dollar against the peso in the same period of 2024; an increase to $108.4 million in lease interest in the six-month period ended June 30, 2025 compared to $88.3 million in the six-month period ended June 30, 2024; the recording of a $12.5 million interest on leased aircraft provision in the first half of 2025; an increase in interest expense of financial liabilities to $51.0 million in the six-month period ended June 30, 2025 compared to $39.1 million; and a decrease in interest income on bank deposits and other investments to $18.3 million in the six-month period ended June 30, 2025 compared to $33.7 million in the six-month period ended June 30, 2024.

The increase in net finance cost was partially offset by a decrease in credit card commissions to $54.5 million in the six-month period ended June 30, 2025 from $56.3 million in the six-month period ended June 30, 2024 and in bank fees to $1.8 million in the six-month period ended June 30, 2025 from $2.7 million in the six-month period ended June 30, 2024.

Income tax expense

Our statutory tax rate was 30% for both the six-month period ended June 30, 2025 and June 30, 2024. Our income tax expense increased by 24.3%, or $4.4 million, to $22.5 million in the six-month period ended June 30, 2025, corresponding to a 20% effective tax rate, compared to $18.1 million, or a 5% effective tax rate, in the six-month period ended June 30, 2024, based on our income tax expense estimates for each period.

Year ended December 31, 2024 compared to year ended December 31, 2023

The following table shows a summary of our consolidated statements of profit or loss, as well as the variation from the previous year, as a percentage, for the years indicated.

	For the Years Ended December 31,
	2024	2023	Variation	Variation
	(in millions of dollars, except percentages)
Total revenue	5,619.9	4,916.1	703.8	14.3%
Total operating expenses	4,553.2	4,200.3	352.9	8.4%

Total operating income	1,066.7	715.8	350.9	49.0%
Net finance cost	(369.5)	(428.1)	58.6	(13.7)%
Income before income tax	697.2	287.7	409.5	142.3%
Income tax expense	79.7	14.3	65.4	457.3%

Income for the year	617.5	273.4	344.1	125.9%

Revenue

The following table shows the components of our revenue, as well as the composition of each category of our total revenue and the variation from the previous period, as a percentage, for the years indicated.

	For the Years Ended December 31,
	2024	2023	Variation	Variation
	(in millions of dollars, except percentages)
Passenger revenue:
Passengers	4.504.8	4,042.8	462.0	11.4%
Ancillaries	646.1	461.4	184.7	40.0%

Total passenger revenue	5,150.9	4,504.2	646.7	14.4%
Non-ticket revenue:
Air cargo	296.1	269.9	26.1	9.7%
Other	172.9	142.0	30.9	21.7%

Total revenue	5,619.9	4,916.1	703.8	14.3%

Our total revenue in 2024 was $5,619.9 million, an increase of 14.3%, or $703.8 million, as compared to 2023. This increase was primarily the result of the following factors:

•

Passenger revenue: Our passenger revenue, including ancillaries, which represent additional services related to air transportation service, increased by 14.4%, or $646.7 million, to $5,150.9 million in the 2024, as compared to $4,504.2 million in 2023. This increase primarily reflects higher activity, as evidenced by an increase in ASK of 8.3%; an increase in load factor to 86.6% in 2024 from 84.2% in 2023, an increase in PRASK of 3.9%, or 0.3 cents; and an increase in number of passengers of 2.3% in 2024, as compared to 2023. This positive trend continues to reflect an increase in the demand for air travel post-COVID-19 pandemic, with demand in 2024 that surpassed pre-COVID-19 pandemic levels and the continuous recovery of the Mexican economy during the period;

•

Air cargo revenues: Our air cargo revenues increased by 9.7%, or $26.1 million, to $296.1 million in 2024, as compared to $269.9 million in 2023. This increase is mainly due to an increase in transported cargo volume as a result of our higher domestic demand and recovery of international cargo yields, as well as the fleet growth and the expansion of our cargo transportation capacity; and

•

Other revenues: Other revenues increased by 21.7%, or $30.9 million, to $172.9 million in 2024, as compared to $142.0 million in 2023. This increase primarily reflects an increase in revenues related to high levels of Aeroméxico Rewards redemptions, cobranded credit cards and car rental commissions.

Operating expenses

The following table shows the components of our operating expenses for 2024 and 2023, together with the changes in our operating expenses between these two periods.

	For the Years Ended December 31,
	2024	% of operating expenses	2023	% of operating expenses	Variation
		(in millions of dollars, except percentages)
Jet fuel	1,236.6	27.2%	1,310.2	31.2%	(5.6)%
Wages, salaries and benefits	1,084.1	23.8%	896.1	21.3%	21.0%
Maintenance	258.2	5.7%	232.2	5.5%	11.2%
Aircraft, communication and traffic services	591.0	13.0%	532.1	12.7%	11.1%
Passenger services	140.8	3.1%	113.6	2.7%	24.0%
Travel agent commissions	122.1	2.7%	112.0	2.7%	9.1%
Selling and administrative	406.3	8.9%	357.6	8.5%	13.6%
Aircraft leasing	16.2	0.4%	23.8	0.6%	(31.7)%
Depreciation and amortization	655.1	14.4%	579.8	13.8%	13.0%
Impairment	—	—	3.4	0.1%	n.m. (1)
Other loss, net	48.5	1.1%	36.5	0.9%	32.9%
Share of (gain) loss on equity accounted investees, net of tax	(5.9)	n.m. (1)	3.1	0.1%	n.m. (1)

Total operating expenses	4,553.2	100.0%	4,200.3	100.0%	8.4%

(1)	n.m: not meaningful.

We recorded total operating expenses of $4,553.2 million in 2024, representing an increase of 8.4%, or $352.9 million, as compared to $4,200.3 million in 2023. This increase was primarily the result of higher flight volumes, which increased by 8.3% in terms of ASKs, which resulted in increases in maintenance, aircraft, communication and traffic services, passenger services, and travel agent commissions; as well as the impact of higher costs of recently renewed CBAs, expansion of our international operations and global inflationary pressures. This increase was partially offset by efficiencies in jet fuel expenses and lower fuel costs per liter, despite the higher fuel consumption, in 2024; the 2.7% average depreciation of the peso against the dollar, from an average exchange rate of Ps. 17.78 per $1.00, in 2023, to Ps. 18.26, in 2024, as salaries and benefits expenses are denominated in pesos; and lower aircraft leasing expenses, as described below.

•

Jet fuel: Our jet fuel expenses decreased by 5.6%, or $73.6 million, to $1,236.6 million in 2024, as compared to $1,310.2 million in 2023. This decrease primarily reflects the incorporation of more efficient aircraft to our fleet and a 11.5% decrease in the cost of fuel per liter. As a result of the new and more efficient aircraft in our fleet, our fuel consumption per ASK decreased by 1.5% in 2024, as compared to 2023. This decrease was partially offset by higher flight volume in 2024, which increased 8.3% in terms of ASK and resulted in an 6.6% increase in the amount of jet fuel consumed;

•

Wages, salaries and benefits: Wages, salaries and benefits increased by 21.0%, or $188.0 million, to $1.084.1 million in 2024, as compared to $896.1 million in 2023. This increase primarily reflects the expiration of the CBAs that were renegotiated during the Chapter 11 proceedings to include favorable terms to us and concessions, and the renewal of these agreement, which now reflect terms more favorable to the unions as a result of the current market conditions. The increase also reflects a 4.1% increase in the number of employees driven by the hiring of new pilots ahead of an expected expansion of our fleet and higher business activity, as evidenced by an increase in ASK of 8.3%, as well as an increase in variable expenses such as overtime, training and travel expenses of our crew members and inflation related compensation adjustments as required under the terms of our CBAs. This increase was partially offset by the depreciation of the peso against the dollar, as salaries and benefits expenses are denominated in pesos;

•

Maintenance: Our maintenance costs increased by 11.2%, or $25.9 million, to $258.2 million in 2024, as compared to $232.2 million in 2023. This increase mainly reflects higher flight volumes during the period in response to increased demand for international and domestic air travel. ASKs in international travel increased 15.0% in 2024, as compared to 2023, and accounted for 68.1% of our total ASKs during the period;

•

Aircraft, communication and traffic services: Our expenses relating to aircraft, communication and traffic services increased by 11.1%, or $58.9 million, to $591.0 million in 2024, as compared to $532.1 million in 2023. This increase primarily reflects higher flight volumes, which increased 8.3% in terms of ASKs in 2024, as compared to 2023, and the upgauging of our fleet, as traffic services expenses are higher for larger aircraft;

•

Passenger services: Our passenger services expenses increased by 24.0%, or $27.3 million, to $140.8 million in 2024, as compared to $113.6 million in 2023. This increase primarily reflects higher flight volumes, particularly an increase in demand for international flights, which increased 8.3% in terms of ASKs and an increase of 2.3% in the number of total transported passengers in 2024, as compared to 2023;

•

Travel agent commissions: Our travel agent commission expenses increased by 9.1%, or $10.2 million, to $122.1 million in 2024, as compared to $112.0 million in 2023. This increase mainly reflects an increase in passenger revenue and the payment of bonus commissions for surpassing sales volumes thresholds and performance incentives to travel agencies as indirect sales channels, partially offset by our efficiencies that increasingly favor direct distribution channels of passenger tickets;

•

Selling and administrative: Our selling and administrative expenses increased by 13.6%, or $48.8 million, to $406.3 million in 2024, as compared to $357.6 million in 2023. This increase primarily reflects higher flight volumes, which increased 8.3% in terms of ASKs in 2024, as compared to 2023, and higher variable expenses associated with passenger services, such as reservation costs and other commercial marketing expenses, including advertising expenses, and insurance costs associated to the increase in the number of aircraft, partially offset by our efficiencies that increasingly favor direct distribution channels of passenger tickets;

•

Aircraft leasing: Our expenses related to aircraft leasing decreased by 31.7%, or $7.5 million, to $16.2 million in 2024, as compared to $23.8 million in 2023. This decrease primarily reflects benefits relating to certain credit notes received from Boeing during the second quarter of 2024 in connection with the settlement agreement we entered into with Boeing as a result of the temporary grounding of the B737-9 MAX fleet in January 2024;

•	Depreciation and amortization: Our depreciation and amortization expenses increased by 13.0%, or $75.3 million, to $655.1 million in 2024, as compared to $579.8 million in 2023. This increase primarily reflects the amortization in major maintenance investments driven by engine and airframe maintenance performed in line with our maintenance plan and the depreciation in the right-of-use associated with the incorporation of new Boeing 737 MAX and B787-9 aircraft to the fleet in 2024;

•

Impairment: We recorded no impairment expenses in 2024, compared to a $3.4 million impairment expenses in 2023. This variation reflects an impairment recognized in 2023 related to our rights in a fiduciary trust for the development of new office spaces and adjustment of the value of these rights due to the decline in fair value of corporate office buildings;

•

Other loss (income), net: Our other loss (income), net increased by 32.9%, or $12.0 million, to $48.5 million in 2024, as compared to $36.5 million in 2023. This variation primarily reflects an increase of $18.5 million in value added tax non-creditable expenses and of $2.5 million in contingent value rights expense in 2024 as compared to 2023, and the recognition in 2024 of a $5.9 million provision due to an estimated COFECE fine expected to be paid in the first half of 2025. This increase was partially offset by other income in 2024, reflecting the cash payment settlement agreement we entered into with Boeing as a result of the temporary grounding of the B737-9 MAX at the beginning of the year, as well as the return to us of $1.8 million held by creditors as deposits in trust in connection with the cancellation of letters of credit during our Chapter 11 proceeding; and

•

Share of (gain) loss on equity accounted investees, net of tax: We recorded share of gain on equity accounted investees, net of tax expenses, of $5.9 million in 2024, as compared to share of loss on equity accounted investees, net of tax income of $3.1 million in 2023. This variation reflects our share of TechOps MX’s net revenue during the year.

Net finance cost

The following table shows the components of our net finance cost, as well as the change from the previous year, as a percentage, for the periods shown:

	For the Years Ended December 31,
	2024	2023	Variation
	(in millions of dollars, except percentages)
Finance income	77.9	70.8	10.0%
Finance cost	(447.4)	(499.0)	(10.3)%

Net finance cost	(396.5)	(428.1)	(13.7)%

Our net finance cost decreased by $58.7 million, or 13.7%, to $396.5 million in 2024, as compared to $428.1 million in 2023. This net decrease primarily reflects (i) an increase in net foreign exchange results of $110.8 million, to $22.4 million in net foreign exchange gain in 2024, as compared to $88.4 million in net foreign exchange loss in 2023, due to the 20% appreciation of the dollar against the peso in 2024, as compared to the 12.8% depreciation of the dollar in 2023; and (ii) a decrease in interest expense on financial liabilities of $20.5 million, to $78.9 million in 2024, from $99.4 million in 2023, reflecting amortizations and cancellation of certain indebtedness, including our repurchase in 2023, of $100 million in aggregate principal amount of our exit financing notes due 2027.

The decrease in net finance cost was partially offset by (i) an increase in lease interest of $6.4 million, to $183.9 million in 2024, from $177.5 million in 2023, due to the incorporation of newly leased aircraft to our fleet; (ii) an increase in credit card commissions of $8.7 million, to $107.6 million in 2024, from $98.9 million in 2023, due to an increase in ticket sales through credit cards; (iii) an increase in other financial costs of $33.2 million, to $41.6 million in 2024, from $8.4 million in 2023, due to incremental termination costs of the redemption of the exit financing notes due 2027 totaling $32.0 million; and (iv) the recognition of $10.6 million in interest on leased aircraft returned provisions since July 1, 2024.

Income tax expense

Our statutory tax rate was 30% for both 2024 and 2023. Our income tax expense increased by 457.1%, or $65.4 million to $79.7 million in 2024, corresponding to a 11% effective tax rate, compared to $14.3 million, or a 5% effective tax rate, in 2023, based on our income tax expense estimates for each year, mainly driven by foreign exchange rates taxable variations.

Year ended December 31, 2023 compared to year ended December 31, 2022

The following table shows a summary of our consolidated statements of profit or loss, as well as the variation from the previous year, as a percentage, for the years indicated.

	For the Years Ended December 31,		Variation	Variation
	2023	2022
	(in millions of dollars, except percentages)
Total revenue	4,916.1	3,812.0	1,104.1	29.0%
Total operating expenses	4,200.3	3,301.2	899.1	27.2%

Total operating income	715.8	510.8	205.0	40.1%
Net finance cost	(428.1)	(450.6)	22.5	(5.0)%
Income before income tax	287.7	60.3	227.4	377.1%
Income tax expense	14.3	124.5	(110.2)	(88.5)%

Income (loss) for the year	273.4	(64.2)	337.6	n.m. (1)

(n)	n.m: not meaningful.

Revenue

The following table shows the components of our revenue, as well as the composition of each category of our total revenue, as well as the variation from the previous year, as a percentage, for the years indicated.

	For the Years Ended December 31,		Variation	Variation
	2023	2022
	(in millions of dollars, except percentages)
Passenger revenue:
Passengers	4,042.8	3,073.5	969.3	31.5%
Ancillaries	461.4	328.9	132.5	40.3%

Total passenger revenue	4,504.2	3,402.4	1,101.8	32.4%
Non-ticket revenue:
Air cargo	269.9	291.3	(21.4)	(7.3)%
Other	142.0	118.3	23.7	20.0%

Total revenue	4,916.1	3,812.0	1,104.1	29.0%

Our total revenue in 2023 was $4,916.1 million, an increase of 29.0%, or $1,104.1 million, as compared to 2022. This increase was primarily the result of the following factors:

•

Passenger revenue: Our passenger revenue, including ancillaries, which represent additional services related to air transportation service, increased by 32.4%, or $1,101.8 million, to $4,504.2 million in 2023, as compared to $3,402.4 million in 2022. This increase reflects higher business activity, as evidenced by an increase in ASK of 11.0%; an increase in load factor to 84.2% in 2023 from 81.6% in 2022, an increase in PRASK of 18.5%, or 1.2 cents; an increase in yield of 14.6%; and an increase in number of passengers of 14.0% in 2023, as compared to 2022. This positive trend reflects an increase in the demand for air travel post-COVID-19 pandemic, with demand in 2023 reaching pre-COVID-19 pandemic levels.

•

Air cargo revenues: Our air cargo revenues decreased by 7.3%, or $21.4 million, to $269.9 million in 2023, as compared to $291.3 million in 2022. This decrease is mainly due to lower cargo fares as a result of a 19.8% reduction in the price of jet fuel in 2023, as compared to 2022. Under our air cargo service agreements, the price paid by our cargo customers is adjusted according to the variations in the price of jet fuel. Accordingly, a decrease in the price of jet fuel translates into a decrease in the price of our air cargo services and related air cargo revenue and vice-versa; and

•

Other revenues: Other revenues increased by 20.0%, or $23.7 million to $142.0 million in 2023, as compared to $118.3 million in 2022. This increase primarily reflects the Aeroméxico Rewards redemption revenues due to the consolidation of PLM in our consolidated financial statements from July 15, 2022.

Operating expenses

The following table shows the components of our operating expenses for 2023 and 2022, together with the changes in our operating expenses between these two periods.

	For the Years Ended December 31,
	2023	% of operating expenses	2022	% of operating expenses	Variation
		(in millions of dollars, except percentages)
Jet fuel	1,310.2	31.2%	1,414.8	42.9%	(7.4)%
Wages, salaries and benefits	896.1	21.3%	638.3	19.3%	40.4%
Maintenance	232.2	5.5%	202.7	6.1%	14.6%
Aircraft, communication and traffic services	532.1	12.7%	445.8	13.5%	19.4%
Passenger services	113.6	2.7%	85.6	2.6%	32.7%
Travel agent commissions	112.0	2.7%	73.1	2.2%	53.2%
Selling and administrative	357.6	8.5%	287.4	8.7%	24.4%
Aircraft leasing	23.8	0.6%	143.5	4.3%	(83.4)%
Depreciation and amortization	579.8	13.8%	453.5	13.7%	27.9%
Impairment (reversal)	3.4	0.1%	(1.2)	—	n.m. (1)
Restructuring income, net	—	—	(114.1)	(3.5)%	n.m. (1)
Other loss, net	36.5	0.9%	1.4	—	2,507.1%
Share of (gain) loss on equity accounted investees, net of tax	3.1	0.1%	(329.6)	(10.0)%	n.m. (1)

Total operating expenses	4,200.3	100.0%	3,301.2	100.0%	27.2%

(1)	n.m: not meaningful.

We recorded total operating expenses of $4,200.3 million in 2023, representing an increase of 27.2%, or $899.1 million, as compared to $3,301.2 million in 2022. This increase was primarily the result of a significant increase in wages, salaries and benefit resulting from the appreciation of the peso against the dollar, which appreciated 13.0% against the dollar during 2023, from Ps. 19.3615, in December 31, 2022, to Ps. 16.8935, in December 31, 2023, per $1.00 and global inflationary pressures, as well as higher flight volumes, which resulted in increases in maintenance, aircraft, communication and traffic services, passenger services, travel agent commissions, and selling and administrative as described below, partially offset by a decrease in jet fuel expenses in 2023.

•	Jet fuel: Our jet fuel expenses decreased by 7.4%, or $104.6 million, to $1,310.2 million in 2023, as compared to $1,414.8 million in 2022. This decrease primarily reflects a 19.8% decrease in average fuel price and a 16.6% reduction in our average jet fuel costs per liter in 2023, as compared to 2022. The decrease in jet fuel expenses was partially offset by the increase in flight volume in 2023, which increased 11.0% in terms of ASK and resulted in a 11.0% increase in the amount of jet fuel consumed;

•

Wages, salaries and benefits: Wages, salaries and benefits increased by 40.4%, or $257.8 million, to $896.1 million in 2023, as compared to $638.3 million in 2022. This increase primarily reflects the appreciation of the peso against the dollar, as our wages, salaries and benefits expenses are denominated in pesos. It also reflects an increase in the number of employees driven by higher business activity, as evidenced by an increase in ASK of 11.0%, as well as an increase in variable expenses such as overtime, training and travel expenses of our crew members and inflation-related compensation adjustments as required under the terms of our CBAs;

•

Maintenance: Our maintenance costs increased by 14.6%, or $29.5 million, to $232.2 million in 2023, as compared to $202.7 million in 2022. This increase mainly reflects higher flight volumes during the period in response to increased demand for international and domestic air travel, as well as an increase in our fleet size from 144 aircraft to 146 aircraft;

•

Aircraft, communication and traffic services: Our expenses relating to aircraft, communication and traffic services increased by 19.4%, or $86.3 million, to $532.1 million in 2023, as compared to $445.8 million in 2022. This increase primarily reflects higher flight volumes, which increased 11.0% in terms of ASKs in 2023, as compared to 2022, and the upgauging of our fleet, as traffic services expenses are higher for larger aircraft;

•

Passenger services: Our passenger services expenses increased by 32.7%, or $28.0 million, to $113.6 million in 2023, as compared to $85.6 million in 2022. This increase primarily reflects higher flight volumes, particularly an increase in demand for international flights, which increased 13.0% in terms of ASKs and an increase of 14.0% in the number of transported passengers in 2023, as compared to 2022;

•

Travel agent commissions: Our travel agent commission expenses increased by 53.2%, or $38.9 million, to $112.0 million in 2023, as compared to $73.1 million in 2022. This increase mainly reflects an increase in passenger volumes and passenger revenues and the payment of bonus commissions for surpassing sales volumes thresholds and performance incentives to travel agencies as indirect sales channels, partially offset by our efficiencies that increasingly favor direct distribution channels of passenger tickets;

•

Selling and administrative: Our selling and administrative expenses increased by 24.4%, or $70.2 million, to $357.6 million in 2023, as compared to $287.4 million in 2022. This increase primarily reflects higher flight volumes, which increased 11.0% in terms of ASKs in 2023, as compared to 2022, and higher variable expenses associated with passenger services, such as reservation costs and other commercial marketing expenses, including advertising expenses, and insurance costs associated with the increase in the number of aircraft;

•

Aircraft leasing: Our expenses related to aircraft leasing decreased by 83.4%, or $119.7 million, to $23.8 million in 2023, as compared to $143.5 million in 2022. This decrease primarily reflects the benefits we continued to derive in 2023 from shifting short-term lease payment obligations from a fixed-rate to a PBH model, as a result of negotiations with lessors in the context of our Chapter 11 proceedings, and the subsequent renegotiation of lower monthly fixed rental rates for those agreements whose PBH provisions expired during the period. The last of our PBH periods expired in December 2023;

•

Depreciation and amortization: Our depreciation and amortization expenses increased by 27.9%, or $126.3 million, to $579.8 million in 2023, as compared to $453.5 million in 2022. This increase primarily reflects the depreciation in the right-of-use associated with the increase in the size of our fleet from 144 aircraft as of December 31, 2022, to 146 aircraft as of December 31, 2023;

•

Impairment (reversal): We recorded an impairment of $3.4 million in 2023, as compared to a reversal of $1.2 million in 2022. This variation primarily reflects an impairment recognized in 2023 related to rights we have in a fiduciary trust for the development of new office spaces and the decline in the fair value of corporate office buildings, compared to an impairment reversal in 2022 resulting from the final terms agreed with our lessors in connection with the maintenance deposits recognized as part of the Chapter 11 proceedings;

•

Restructuring income: We did not record restructuring income or expenses in 2023, as compared to a restructuring income of $114.1 million in 2022. This variation reflects the final recognition of income expenses related to our Chapter 11 proceedings and the subsequent emergence of our Chapter 11 proceedings on March 17, 2022;

•

Other loss (income), net: Our other loss, net increased by $35.1 million, to $36.5 million in 2023, as compared to $1.4 million in 2022. This variation primarily reflects a higher value added tax non-creditable expenses in 2023, as compared to 2022, when the amount was partially offset by the gain from the sale of property and equipment, tax recoveries and lease recoveries and a contingent value rights expense in connection of our Chapter 11 proceedings of $7.5 million in 2023; and

•

Share of (gain) loss on equity accounted investees, net of tax: We recorded share of loss on equity accounted investees, net of tax expenses, of $3.1 million in 2023, as compared to share of gain on equity accounted investees, net of tax income, of $329.6 million in 2022, including the remeasurement to fair value of the acquired PLM interest which resulted in a gain of $307.7 million, which was recognized in the share of gain on equity accounted investee at the date of the acquisition. This variation reflects the consolidation of PLM in our audited consolidated financial statements for the full year in 2023 compared to five and a half months, from July 15, in 2022. Our interest in PLM was previously recorded under share of (gain) loss on the equity accounted investees line. In addition, until November 2022, TechOps MX, which we account for as an investee, performed major maintenance on aircraft fuselage nose to tail. After November 2022, the TechOps MX operations were transferred to MRO Mexico, a third-party, and, currently, TechOps MX leases its operating assets to MRO Mexico. The net costs related to this transaction and its new performance were recognized during 2023.

Net finance cost

The following table shows the components of our net finance cost, as well as the change from the previous year, as a percentage, for the years shown:

	For the Years Ended December 31,
	2023	2022	Variation
	(in millions of dollars, except percentages)
Finance income	70.8	15.3	362.7%
Finance cost	(499.0)	(465.9)	7.1%

Net finance cost	(428.1)	(450.6)	(5.0)%

Our net finance cost decreased by $22.5 million, or 5.0%, to $428.1 million in 2023, as compared to $450.6 million in 2022. This decrease primarily reflects an increase in interest income on bank deposits and other investments of $48.8 million, to $64.2 million in 2023, as compared to $15.3 million in 2022, driven by increased cash levels; a decrease of interest expense on financial liabilities of $26.5 million, to $99.4 million in 2023, as compared to $125.9 million in 2022, reflecting scheduled financial debt repayments, including prepayments of our exit financing notes due 2027, as well as a decrease in other financial costs of $16.0 million, to $8.4 million in 2023, as compared to $24.4 million in 2022, due to the comparative impact of DIP-related fees and commissions recognized in 2022.

This decrease was partially offset by an increase in lease interest of $31.8 million, to $177.5 million in 2023, as compared to $145.8 million in 2022, due to the incorporation of new leased aircraft to our fleet, an increase in credit card commissions of $13.7 million, to $99.0 million in 2023, as compared to $85.2 million in 2022 due to increased ticket sales through the use of credit cards and an increase in the net foreign exchange loss of $30.0 million, to $88.4 million in 2023, as compared to $58.4 million in 2022 due to the appreciation of the peso against the dollar.

Income tax expense

Our statutory tax rate was 30% for both 2023 and 2022. The tax on our profits decreased by 88.5%, or $110.2 million, to $14.3 million in 2023 from $124.5 million in 2022. During 2023 we had a deferred tax benefit of $26.9 million versus deferred tax expense of $111.6 million in 2022. During 2022, we recognized net operating losses that were previously recognized, as we deemed such net-operating losses non-recoverable.

Liquidity and Capital Resources

General

Our primary capital needs consist of:

•	working capital needs;

•	debt service, including aircraft and other leases; and

•	capital expenses related to:

•	acquisition of equipment;

•	airframe heavy maintenance expenses; and

•	maintenance reserves and acquisition of properties and equipment.

Our primary sources of liquidity have traditionally consisted of the following:

•	net cash flows from operating activities; and

•	short- and long-term loans and borrowings, mainly consisting of working capital lines of credit, aircraft leases, debt offerings and securitizations.

Our Chapter 11 emergence that took place on March 17, 2022, and the actions taken by our management to mitigate the commercial downsides brought by the COVID-19 pandemic, provided us with adequate resources to continue in operations and to meet our obligations during 2022. The results of the Chapter 11 proceedings included shareholders investing $720 million in new equity, plus $671 million DIP financing that was subsequently converted to equity. Additionally, we received an exit financing of $762.5 million in the form of U.S. dollar denominated senior secured notes with an annual fixed rate of 8.50%. In total, we received $2,153.5 million, out of which, $1,482.5 million was new funding in connection with our Chapter 11 emergence. In 2023 we continued to develop and execute our post-Chapter 11 business plan and experienced significant recovery and growth. Our growth and recovery continued during 2024, and we prepaid our exit financing notes due 2027 and issued the 2029 Notes and 2031 Notes, all of which allowed us to meet our obligations and have adequate resources to continue in operation for at least 12 months.

Regarding our loans and borrowings, including aircraft and other leases, we believe that our current commitments for the next 12 months as of June 30, 2025, will represent only 12.1% of loans and borrowings.

Cash flows

The following table presents a summary of our cash flows for the periods shown:

	For the Six-Month Periods Ended June 30,			For the Years Ended December 31,
	2025	2024	Variation	2024	2023	Variation	2022	Variation
	(in millions of dollars, except percentages)
Net cash from (used in) operating activities	348.7	787.8	(55.7)%	1,367.5	1,345.1	1.7%	(230.3)	n.m.	(1)
Net cash used in investing activities	(98.6)	(254.3)	(61.2)%	(489.0)	(406.2)	20.4%	(521.7)	(22.1)%
Net cash (used in) from financing activities	(194.7)	(306.6)	(36.5)%	(920.1)	(909.8)	1.1%	595.7	n.m.	(1)

(1)	n.m: not meaningful.

Net cash flows from (used in) operating activities

Operating activities provide our main source of cash flows to fund our operations.

We recorded net cash flows from operating activities of $348.7 million in the six-month period ended June 30, 2025, as compared to $787.8 million in the six-month period ended June 30, 2024. This 55.7% decrease is primarily due to the significant decrease in our profitability as reflected by our net income of $90.0 million for the six-month period ended June 30, 2025, as compared to net income of $346.7 million for the six-month period ended June 30, 2024. The decrease in net cash flows from operating activities was also impacted by an absolute increase in trade and other payables disbursements of $170.9 million as a result of payments to suppliers in connection with the acquisition of rotable spare parts for major maintenance, an net increase in interest paid of $30.2 million and a net increase in income tax paid of $33.9 million in the six-month period ended June 30, 2025, as compared to the same period of 2024. This decrease was partially offset by a net increase of $48.6 million in trade and other receivables in the six-month period ended June 30, 2025, as compared to the same period of 2024.

We recorded net cash flows from operating activities of $1,367.5 million in 2024, as compared to $1,345.1 million in 2023. This 1.7% increase is primarily due to the significant increase in our profitability as reflected by our net income of $617.5 million in 2024, compared to net income of $273.4 million in 2024. The increase in net cash flows from operating activities was partially offset by a decrease in cash obtained through air traffic liability and an increase in the cash used for inventories, prepayments, deposits and payments in trade and other payables in 2024, as compared to the same period of 2023.

We recorded net cash flows from operating activities of $1,345.1 million in 2023, as compared to net cash flows used in operating activities of $230.3 million in 2022. This variation is primarily due to the 377.5% increase in our profitability, from income before income tax of $60.3 million in 2022 to income before income tax of $287.7 million in 2023. This positive variation was also a result of less cash utilized to pay other current liabilities mainly due to the fact that there were no payments of unsecured liability claims in connection with our Chapter 11 restructuring in 2023, compared to the payment of $464.0 million of general unsecured liability claims in 2022. In addition, we improved our trade and other receivables recovery to $61.0 million and increased our trade and other payables to $274.6 million.

Net cash flows used in investing activities

Our net cash used in investing activities decreased by 61.2%, or $155.7 million, to $98.6 million in the six-month period ended June 30, 2025, compared to $254.3 million in the six-month period ended June 30, 2024.

This decrease is primarily due to a decrease of $112.2 million in cash used for acquisition of properties and equipment, from $228.2 million in the six-month period ended June 30 2023 to $116.0 million in the six-month period ended June 30, 2024 and an increase of $31.4 million from proceeds from sale of properties and equipment to $31.8 million in the six-month period ended June 30, 2025 from $0.4 million in the six-month period ended June 30, 2024.

Our net cash used in investing activities increased by 20.4%, or $82.8 million, to $489.0 million in 2024, compared to $406.2 million in 2023. This increase is primarily due to a $89.6 million increase in cash used in the acquisition of properties and equipment, from $333.2 million in 2023 to $422.8 million in 2024, mainly due to major maintenance investments and by a $12.0 million variance between inflows and outflows from related parties in 2024, as compared to 2023. This increase was partially offset by a $12.0 million decrease in cash used for prepayments and deposits for maintenance and acquisition of properties and equipment, from $53.9 million in 2023 to $41.9 million in 2024, mainly due to a decrease in engine maintenance reserves paid to lessors.

We recorded net cash flows used in investing activities of $406.2 million in 2023, representing a decrease of 22.1%, as compared to $521.7 million in 2022. This decrease is primarily due to the fact that there were no acquisitions of subsidiaries in connection with the $262.9 million of net cash used to acquire PLM in 2022, partially offset by an increase in cash flows used in the acquisition of property and equipment of $133.3 million, to $333.2 million in 2023, from $199.9 million in 2022, mainly for major maintenance investments.

Net cash flows from (used in) financing activities

We recorded net cash used in financing activities of $194.7 million for the six-month period ended June 30, 2025, as compared to $306.6 million for the six-month period ended June 30, 2024. This decrease is primarily due to a decrease in cash flows used for the repayment of loans to $44.6 million in the six-month period ended June 30, 2025, as compared to $112.1 million paid in the same period of 2024, and a drawdown of $25 million from our $200 million revolving credit facility in the six-month period ended June 30, 2025.

We recorded net cash used in financing activities of $920.1 million in 2024, as compared $909.8 million in 2023. This variation is primarily due to a $505.0 million decrease in cash flows used for the repayment of loans to $840.9 million in 2024 as compared to $335.9 million paid in 2023, including the repayment in full of the exit financing notes due 2027 $662.5 million outstanding balance; an increase of $43.7 million in cash used for the repayment of lease liabilities in 2024, as compared to 2023; $24.1 million in cash used for a one-time contingent consideration payment in connection with the PLM acquisition earn-out paid in 2024; and a $543.4 million increase in cash paid in connection with capital stock reductions, to $818.5 million paid in 2024, as compared to $275.2 million paid in 2023. The cash used to reduce our financing expenses was partially offset by the issuance of the 2029 Notes and 2031 Notes with aggregate principal amount of $1,110 million in 2024.

We recorded net cash used in financing activities of $909.8 million in 2023, as compared to net cash from financing activities of $595.7 million in 2022. This variation is primarily due to capital stock increases of $4.1 million in 2023, as compared to $720 million in 2022, and $762.5 million obtained as Chapter 11 exit financing in 2022, partially utilized for the repayment of loans in the amount of $335.9 million in 2023, as compared to $731.7 million in 2022; and an increase in cash flows used for the payment of lease liabilities of $190.2 million, to $302.9 million in 2023, from $112.7 million in 2022, resulting from the renegotiated aircraft lease contracts through our Chapter 11 proceedings and the cash paid for the capital stock decrease of $275.2 million in 2023.

Indebtedness

The following table presents a summary of our loans and borrowings as of the dates indicated:

				As of June 30, 2025	As of December 31,
Instrument	Currency	Interest Rate	Maturity		2024	2023	2022
				(in millions of dollars)
Loan secured by the collection of credit card sales in the USA(1)	USD	SOFR + 325 basis points	2024	—	—	63.1	147.2
Revolving credit facility(2)	USD	SOFR + 285 basis points	2025	25.0	—	—	—
CEBURES guaranteed by the collection of credit card sales in Mexico(1)(3)(7)	pesos	TIIE + 168 basis points	2025	28.2	52.6	143.9	215.2
Loan for maintenance services and spare parts provided or guaranteed by EXIM Bank	USD	0.97% to 1.03%	2023	—	—	—	0.5
Loan for maintenance services and spare parts provided or guaranteed by EXIM Bank	USD	2.34%	2023	—	—	—	1.1
Loan for maintenance services and spare parts provided or guaranteed by EXIM Bank	USD	2.33%	2024	—	—	2.1	10.4
Exit financing notes due 2027(5)(6)	USD	8.50%	2027	—	—	662.5	762.5
2029 Notes(4)(6)	USD	8.25%	2029	500.0	500.0	—	—
2031 Notes(4)(6)	USD	8.625%	2031	610.0	610.0	—	—

Total loans				1,163.2	1,162.6	871.6	1,137.0
Finance lease supported by EXIM guarantees(6)	USD	2.33%	2029	63.3	71.4	87.1	102.6
Finance lease supported by EXIM guarantees(6)	USD	2.54%	2027	19.5	24.9	35.5	45.8
Finance lease supported by EXIM guarantees(3)(6)	USD	1.37%	2026	7.0	11.2	19.5	27.7
Finance leases of flight equipment	USD	3.16 to 3.57%	2024	—	—	1.5	10.4
Financial lease of flight simulator	USD	6.88%	2029	5.5	6.1	7.0	7.9
Total financial leasing				95.3	113.5	150.7	194.4
Lease liabilities (IFRS 16)				2,717.1	2,438.4	2,216.9	2,126.0
Total lease liabilities				2,812.4	2,551.9	2,367.5	2,320.4
Total loans and borrowings				3,975.6	3,714.5	3,239.2	3,457.4

(1)	This loan contains a financial covenant related to collections coverage ratio which represented their payment guarantees.
(2)	Syndicated revolving credit facility of Aeroméxico and guaranteed by Grupo Aeroméxico and Aeroméxico Connect.
(3)	We entered into interest rate swaps that effectively allowed us to pay fixed rates in connection with these obligations in 2023 and 2022. See Note 28 to our audited consolidated financial statements.
(4)	Senior secured notes issued by Grupo Aeroméxico and guaranteed by Aeroméxico, Aeroméxico Connect and Aeroméxico Cargo.
(5)	Senior secured notes issued by Grupo Aeroméxico and guaranteed by Aeroméxico, Aeroméxico Connect, Aeroméxico Cargo and PLM.
(6)

Some of the contracts contain certain commitments, including: to comply with affirmative and negative covenants; to provide certain financial information and reports of fleet variances; to comply with conditions and terms agreed upon with third parties, mainly as concerns to payment of documented commitments; as well as restrictions preventing us from selling or transferring all or a significant portion of our assets. As of June 30, 2025, we were in compliance with these covenants.
(7)	CEBURES means Mexican bonds (Certificados Bursátiles) and includes several series of short-term securities.

In September and October 2023, we repurchased and cancelled aggregate nominal amounts of $61.1 million and $38.9 million, respectively, of our exit financing notes due 2027. On November 14, 2024, we (i) issued the 2029 Notes with aggregate principal amount of $500 million and the 2031 Notes with aggregate principal amount $610 million and (ii) redeemed in full our exit financing notes due 2027.

As of the date of this prospectus, we are in compliance with the covenants under our loans and borrowings.

Senior Secured Notes due 2029 and 2031

Grupo Aeroméxico issued $1.1 billion first-lien secured notes on November 14, 2024. The first-lien secured notes are guaranteed by Aeroméxico, Aeroméxico Connect, Aeroméxico Cargo and PLM. The Bank of New York Mellon acts as trustee under the first-lien secured notes indenture and UMB Bank National Association is the collateral agent.

Our obligations under the first lien notes are secured by pledges over substantially all of our assets, including our equity interests in certain owned aircraft and aircraft engines, aircraft spare parts, real estate, shares in our subsidiaries, intellectual property and the beneficial interest in certain trusts that own these and other assets, subject to certain customary exceptions.

The 2029 Notes accrue interest at an annual rate of 8.250%, payable semi-annually in arrears, and mature on November 15, 2029, and the 2031 Notes accrue interest at an annual rate of 8.625% payable semi-annually in arrears, and mature on November 15, 2031.

The notes are redeemable at our option, in whole or in part, at any time on or after, in the case of the 2029 Notes, November 15, 2026 and, in the case of the 2031 Notes, November 15, 2027, each a first call date, at the redemption prices described below if redeemed during the twelve-month period beginning on November 15 of the years indicated below, together with accrued and unpaid interest, if any, to, but not including, the date of redemption:

2029 Notes		2031 Notes
Period	Redemption Price	Period	Redemption Price
2026	104.125%	2027	104.313%
2027	102.063%	2028	102.156%
2028	100.000%	2029	100.000%

In addition, we may redeem:

•

at any time prior to the applicable first call date, up to 40% of the original principal amount of each series of the notes with the proceeds of certain equity offerings at a redemption price equal to, in the case of the 2029 Notes, 108.250%, and in the case of the 2031 Notes, 108.625%, of the principal amount of such notes, plus accrued and unpaid interest thereon, if any, to, but not including, the date of redemption;

•

prior to the applicable first call date, during any 12-month period, up to 10% of each series of notes of the corresponding series of notes at 103% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of redemption;

•

at any time prior to the applicable first call date, some or all of either series of the notes at a price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the present value at such redemption date of the applicable series of notes at its first call date plus all required interest payments that would otherwise be due to be paid during the period between the redemption date and the first call date, plus, in either case, accrued and unpaid interest to, but not including the date of redemption; and

•

each series of the notes, in whole but not in part, at a redemption price equal to 100% of their principal amount, plus any accrued and unpaid interest, if any, to, but not including, the date of redemption, and additional interest thereon, if tax laws currently in effect are modified and the change results in Grupo Aeroméxico and the guarantors being obligated to pay additional amounts in excess of those attributable to the withholding tax rate currently in effect, with respect to interest and interest-like payments on the notes.

The first-lien secured notes contain customary covenants for secured debt transactions, including limitations on our ability to:

•	merge with or into another entity;

•	undergo a change of control;

•	incur additional indebtedness and liens;

•	make asset sales;

•	enter into sale leaseback transactions; and

•	make investments, dividend and similar payments and prepayments of certain junior lien and unsecured indebtedness.

We are also obligated under the terms of the notes to:

•	maintain the collateral securing the notes; and

•	comply with reporting requirements in connection with our financial and operational results.

The first-lien secured notes also include customary events of default, including failure to pay principal or interest on the notes, breach of a covenant, cross defaults to certain other debt obligations, bankruptcy or insolvency of Grupo Aeroméxico or any of the guarantors and defects on the collateral securing the notes. An uncured event of default may lead to acceleration of the debt and other remedies against us.

For further information about risks relating to our fixed financing obligations, including our obligations under the first-lien secured notes, see “Risk Factors—Risks Related to Our Business—We have significant fixed obligations, which may increase in the future.”

Revolving Credit Facility

On August 26, 2024, Aeroméxico entered into a revolving loan agreement for a senior secured revolving credit facility in an aggregate principal amount of $200 million with BBVA México, as sole bookrunner and lead arranger; BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, ING Bank N.V., Barclays Bank PLC, Banco Latinoamericano de Comercio Exterior, S.A., Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex, JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc., as initial lenders; Grupo Aeroméxico and Aeroméxico Connect, as guarantors; and BBVA México, as administrative agent. Pursuant to the loan agreement, the per annum interest rate is 2.85% per annum plus one-month SOFR. The availability period of the revolving credit facility expires on May 25, 2027, and the outstanding loans under the revolving credit facility must be repaid in four equal monthly instalments on May 26, 2027, June 26, 2027, July 26, 2027 and August 26, 2027. As of June 30, 2025, we have used $25.0 million under this revolving credit facility.

We may terminate or reduce the unused commitments upon three business days’ written notice to the administrative agent.

The loan agreement also establishes customary covenants applicable to revolving credit facilities, including requirements related to enforceability, maintenance of corporate existence, payment of taxes, ranking of the obligation and maintenance of properties and insurance.

The revolving credit facility is secured by certain collateral transferred to a Mexican trust, including collection rights derived from affiliation contracts related to certain credit card payments processed in the United States and Mexico. As a result of recent orders issued by the U.S. Department of the Treasury’s Financial Crimes Enforcement Network, or FinCEN, against CIBanco related to alleged deficiencies in anti-money laundering controls, we are in the process of replacing CIBanco as trustee of this trust. For more information about the sanctions see “Business—Environmental, Social and Governance—Compliance with Sanctions.”

Exit financing

To facilitate our emergence from Chapter 11, we obtained a package of equity and secured debt exit financing from various parties.

The equity portion of our exit financing totaled $1,391 million and consisted of:

•

the equitization of $671 million of certain DIP financing claims in the Chapter 11 proceedings into our single series common shares without nominal value issued following the conclusion of the Chapter 11 proceedings, also referred to as post-emergence shares; and

•	$720 million in newly issued shares.

On March 7, 2022, we entered into a subscription and support agreement, or the subscription agreement, with certain of the claimholders under the Chapter 11 proceedings and certain of our shareholders, referred to in this document as the commitment parties. Pursuant to the subscription agreement, the commitment parties agreed to subscribe for $720 million in newly issued shares, and we agreed to issue to each commitment party the shares. The theoretical value of the post-emergence shares, which is calculated as the ratio of our equity value divided by the subscribed post-emergence shares, was Ps.389.0, or $22.3, per post-emergence shares, based on the March 17, 2022 exchange rate published by the Mexican Central Bank. The shares were issued free and clear of all transfer taxes, any withholding or deduction for any applicable taxes, liens, preemptive rights, subscription rights and similar rights. In consideration for the subscription commitments and the other agreements of the commitment parties, we agreed to pay or cause to be paid a nonrefundable aggregate premium in an amount equal to 0.15 multiplied by the subscription amount. Pursuant to the restructuring plan, Delta, the Apollo shareholder, the Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria, solely in its capacity as trustee of the irrevocable trust (fideicomiso irrevocable) agreement number F/17937-8, BSPO and the noteholder investors group had the right to designate certain directors to our post-emergence board. For a description of our arrangements and understandings about the selection of our board members, see “Management—Arrangements or Understandings.”

The debt portion of our exit financing totaled $762.5 million, consisting of 8.500% first-lien secured exit financing notes due 2027 purchased by various parties, including certain members of the ad hoc group in the Chapter 11 proceedings and other creditors and investors in accordance with the restructuring plan. The exit financing notes due 2027 were issued on March 17, 2022 by Grupo Aeroméxico and guaranteed by Aeroméxico, Aeroméxico Connect and Aeroméxico Cargo, and were listed on the Singapore Exchange Securities Trading Limited, or SGX-ST, on June 9, 2022. The Bank of New York Mellon acted as trustee under the exit financing notes due 2027 indenture and UMB Bank National Association was the collateral agent. On November 14, 2024, we redeemed in full $662.5 million of outstanding exit financing notes, at a redemption price of 104.250%, plus interest, additional amounts and premiums.

Commitments and contractual obligations

We have contractual obligations comprised of payment of debt and interest, aircraft leases and other lease arrangements. The following table includes our contractual obligations as of June 30, 2025, for the periods in which payments are due:

	1-12 months	1-2 years	2-5 years	5 years
	(in millions of dollars)
Loans in dollars (fixed rate)(1)	—	—	488.8	608.8
Loans in dollars (variable rate)(2)	21.5	—	—	—
Financial leases	35.5	26.3	33.5	—
CEBURES—securitizations(3)	28.2	—	—	—
Leases-liabilities	394.4	376.4	994.1	952.2

(1)	Loans are presented net of borrowing costs of $12.3 million.
(2)	Loans are presented net of borrowing costs of $3.5 million.
(3)	CEBURES means Mexican bonds (Certificados Bursátiles) and includes several series of short-term securities.

Capital expenditures

The following table shows certain summary information about our main capital expenditures as of the dates indicated:

	For the Six-Month Period Ended June 30,	For the Years Ended December 31,
	2025	2024	2023	2022
	(in millions of dollars)
Right-of-use	3,886.2	3,514.7	3,062.0	2,720.3
Major maintenance	935.8	1,153.1	735.1	457.6
Flight equipment	252.5	252.5	212.4	187.2
Rotable spare parts and accessories	119.6	111.9	101.4	89.7
Improvements of flight equipment	73.7	68.8	71.9	69.6
Machinery and equipment	42.8	42.1	46.8	46.1
Lease-hold improvements	54.3	52.6	68.7	87.1
Furniture and computer equipment	26.1	25.7	24.7	23.0
Construction	22.4	22.4	22.4	22.4
Ground and platform equipment	20.7	19.8	17.4	16.8
Transportation equipment	12.3	10.2	10.6	10.0
Other equipment	32.6	31.9	32.8	30.2
Work in progress	24.8	27.4	13.2	9.4
Land	13.3	13.3	13.3	13.3

Total	5,517.1	5,346.4	4,432.7	3,782.7

We have committed to an investment plan through 2026 to expand our fleet and improve our customer service. We have grown our fleet by 3% between 2022 and 2024 and we anticipate growing our fleet by 3% between 2025 and 2026. Through upgauging, we have also grown our overall capacity, measured based on the total number of seats in our fleet, by 7% between 2022 and 2024 and expect our overall capacity to grow by 4% between 2025 and 2026.

Off Balance Sheet Arrangements

As of June 30, 2025, we had no off-balance sheet arrangements.

Quantitative and Qualitative Disclosure about Market Risk

General

We are exposed to financial risks that are common in the industry, particularly risks related to credit availability and liquidity, and market risks relating to fluctuations in the value of external indicators, such as foreign currency exchange rates, the price of jet fuel and prevailing interest rates. Changes in these external indicators may adversely affect the value of our financial assets and liabilities or our future cash flow and income. In light of these risks, we have policies and procedures designed to evaluate the related risks and to approve and monitor transactions that expose us to market risks. For additional information relating to our sensitivity to market fluctuations, see Note 28 to our audited consolidated financial statements and Note 21 to our interim financial statements included in this prospectus.

Credit risk

Credit risk is the risk of financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from our receivables from customers and investment securities. Recorded financial assets and liabilities from contracts represent the maximum credit exposure. Evaluation of the expected credit loss from individual clients is stated at January 1 and December 31. We use an allowance matrix to measure the expected credit loss of trade receivable from individual customers, which comprise a very large number of small balances.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or other financial assets. Our approach to managing liquidity is designed to ensure that we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation. We monitor our cash flow requirements on a constant basis.

Foreign currency risk

Foreign exchange risk is originated when we perform transactions and maintain monetary assets and liabilities in currencies that are different from our functional currency. Most of our exposure is associated to fluctuations in other currencies, mainly pesos. Considering our methodology for translating monetary assets and liabilities denominated in foreign currencies to our functional currency, in 2024, 2023 and 2022, approximately 40%, 36% and 29%, respectively, of our expenses and 4%, 2% and 5%, respectively, of our revenues were denominated in currencies other than the dollar. Regarding our passenger revenues, we record the air traffic liability by translating to our functional currency the tickets sold at the different foreign exchange rates at the dates of the original ticket sale.

Jet fuel price fluctuations

The main market risk associated with our industry is the variation in fuel prices. We mitigate this risk through derivative instrument contracts, usually options and combination of options. In addition, depending on market conditions, we apply fare increases or fuel surcharges to airplane tickets in order to partially mitigate the impact of higher fuel prices.

Fluctuations in jet fuel prices largely depend on local or worldwide economic and political conditions. Among these conditions are the global supply and demand for oil, decisions taken by OPEC, global refining capacity, stock levels of crude oil, weather and geopolitical factors.

From time-to-time, we selectively use derivative financial instruments, mainly call and call spread options such as the Jet Fuel 54 Asian call options, to hedge exposure to movements in the price of aviation fuel. At inception, options are recorded in the consolidated statements of financial position as assets and/or liabilities, according to their fair value. These financial instruments comply with the requirements established in IFRS-9 Financial Instruments in a qualifying hedging relationship; therefore, during their useful life, the options are valued at fair value and their effects are recorded through other comprehensive income for the year. We believe, these instruments allow us to obtain hedge protection against sudden and significant increases in jet fuel prices, while simultaneously ensuring that we are not subject to competitive disadvantage in the event of a substantial decrease in the price of aviation fuel. Hedging is conducted in accordance with our jet fuel hedging policy, which is approved by our board. Currently, the policy states that a target of between 40% and 60% of the estimated fuel consumption out to 12 to 18 months may be hedged, with any hedging outside these parameters requiring approval by the executive committee. The executive committee in its periodical meetings supervises the strict adherence to the policy and monitors the performance of the hedging portfolio. We have paused our fuel hedging activity since 2020.

Because we use derivative financial instruments to reduce our risk exposure to the different risk factors, all of the options and call spreads used have a net paid premium, which means that the maximum loss that we could incur is limited to the premium paid, facing no additional obligations.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market interest rates. The fluctuation in interest rates depends heavily on the state of the global economy. An improvement in long-term economic prospects tends to move long-term rates upward while a drop tends to be associated with periods of slow economic growth. We mitigate interest risk by managing the proportion of our floating and fixed rate debt. As of June 30, 2025 and 2024, December 31, 2024, 2023 and 2022, 98%, 88%, 96%, 80% and 73%, respectively, of our financial debt was subject to fixed-rate contracts.

Critical Accounting Policies and Estimates

In preparing our audited consolidated financial statements, we made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

We base our judgments, estimates, and assumptions on historical and forecast information, as well as regional and industry economic conditions in which we or our customers operate, changes to which could adversely affect our estimates. Although we believe we have made reasonable estimates about the ultimate resolution of the underlying uncertainties, no assurance can be given that the final outcome of these matters will be consistent with what is reflected in our assets, liabilities, revenues, and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following are our critical accounting policies and their cross references to the notes to our audited consolidated financial statements included in this prospectus:

Useful Lives of Property and Equipment. The useful life is the period over which an asset is expected to be available for use by an entity. The estimation of the useful life of the assets is a matter of judgment based on our experience with similar assets. We perform on a regular basis an analysis which is based on each asset’s estimated useful life of the equipment, including major maintenance costs, requiring significant judgement to determine possible adjustments on either the remaining life of the asset or if applicable on the remaining lease term of such asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items of property and equipment. Assets leased under finance leases are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that we will obtain ownership by the end of the lease term. Our management’s judgment is required, for example, to determine the useful lives on major maintenance depending on the specific overhaul that may vary from 18 months to eight years, but can be updated based on fleet plan adjustments, hours/cycle of actual usage, manufactures’ guides or redelivery conditions agreed with lessors. We exercise judgment to determine the usage level estimated for each equipment, and our estimates may vary depending on revised utilization estimates. For example, considering the remaining net major maintenance capitalized balance as of June 30, 2025, the annual depreciation expense would have ranged between minus $11.1 million to plus $6.3 million if the utilization of the actual fleet as of June 30, 2025, had increased or decreased within the 10% range, keeping all other variables constant.

See Notes 3(e) and 15 to our audited consolidated financial statements.

Impairment. Impairment is the extent to which the ability to generate economic benefits provided by an asset have diminished due to changes in economic or other conditions and involves assessments of recoverability. The amount of an asset may be increased to reflect the cost of additions and enhancements or other events. We determine whether an asset has become impaired and apply relevant impairment tests if applicable. A high degree of uncertainty is involved in estimating the recoverable amounts resulting from future cash flows of the cash-generating units.

For our impairment tests, we estimate the net present value of annual discrete cash flows and the net present value of terminal value for our assets. Our estimates may vary depending on the actual performance of our business and market conditions that are recurrently monitored. We do not foresee market conditions that could warrant a contingency over the threshold utilized in our calculations. The percentage by which the fair value of our assets subject to impairment testing exceeded their carrying value, as of December 31, 2024, was 307.1%. There are no other triggering events that may affect other intangibles.

See Note 3(i) to our audited consolidated financial statements.

Revenue Recognition. We recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those services. Ticket sales are initially recorded as an air traffic liability and are recognized as passenger revenue, net of airport charges, when the service is rendered. The liability is reduced by transportation services and refunds of expired tickets. Passenger revenue includes airfare, income for expired tickets, income for ancillary services and the decrease in compensation costs paid to passengers and the cost from accumulated frequent flyer program.

Breakage revenue from expired tickets is recognized as an ancillary revenue based on the scheduled flight date and the terms and conditions of each ticket in which we utilize historical experience with refundable and non-refundable tickets and other patterned facts.

Our management’s judgement is required when we need to complement our historical experience when we face unprecedented circumstances, as was the case during the COVID-19 pandemic and related behavioral changes, when we modified rules to extend the utilization of tickets, which caused certain breakage adjustments. For the six-month period ended June 30, 2025, unused ticket breakage recognition represented 8.1% of the total passenger revenue. This percentage can significantly be affected by our commercial policies. As an example, during the years of the COVID-19 pandemic our breakage percentage went down as low as 0.26% of the total passenger revenue. In the six-month period ended June 30, 2025, unused ticket breakage was $168.5 million but if the low COVID-19 pandemic breakage percentage had been used, the amount would have been $5.4 million.

Cargo revenue is recognized when the service is rendered, and other revenues are recognized when the services are provided.

In connection with our frequent flyer program, the fair value attributed to the points earned by members is accounted for as a deferred revenue and recognized as revenue on redemption of the points by the members. The fair value of the award is determined based on stand-alone sale prices of the respective awards in commercial transactions. The amount of revenue recognized is based on the number of points redeemed in a period in relation to the total number expected to be redeemed, which is a factor used in our estimate for breakage. Breakage represents the estimated points that are not expected to be redeemed by the program members. Breakage is estimated based on the terms and conditions of membership and historical accumulation and redemption patterns, as adjusted for changes to any terms and conditions that may affect members’ redemption practices. We believe that a one basis point variation in our breakage estimate associated with our frequent flyer program could have resulted in a total impact of $7.5 million on income before income tax recognized in the six-month period ended June 30, 2025.

See Note 3(l) to our audited consolidated financial statements.

Leased aircraft return provisions. Provisions are recognized when we have a present legal or constructive obligation as the result of a past event, the fulfilment of the payment obligation is probable, and a reliable estimate of the amount of the obligation can be made. The amount to be recognized as provision corresponds to our best estimate of the expenses that will be necessary to meet the obligation at the end of the reporting period. Our aircraft lease contracts establish certain conditions in which flight equipment shall be returned to the lessor once the contractual period terminates. Our calculations for this provision include estimated incurred costs, which might be upscaled depending on whether we have maintenance contracts with third parties or perform these services internally. Other management judgment criteria include different variables, such as the major maintenance costs to be incurred on projected overhauls, fleet plan annual adjustments, future accumulated hours/cycles and the adequate level of maintenance reserves paid to lessors, all of which are settled between us and the relevant lessor at the termination or expiration of each leased contract. As an example, considering the actual contractual leases as of June 30, 2025, with the last one expiring in 2036, within a 10% range increase or decrease in the utilization of the actual fleet as of such date, the redelivery long-term cost expense on an annual basis during this period would have ranged from between minus $8.2 million to $29.6 million per year, depending on the specific return conditions of each aircraft or engine. This variance might be reflected through depreciation expenses if major maintenance expenses could be captured within the same period.

See Note 24 to our audited consolidated financial statements.

Recent Accounting Pronouncements

We do not have any transactions that are affected by any newly effective accounting standards and amendments. See Note 4 to our audited consolidated financial statements and Note 4 to our interim financial statements for a description of recent accounting pronouncements and their expected impact on our results of operations and financial condition.

REGULATION

Regulation of the Mexican Airline Industry

Operational Regulation

Air transportation service provided to passengers on a regular basis, as opposed to on a non-regular basis or charter flights, is considered a public service in Mexico. As a Mexican public service, passenger air transportation is subject to extensive regulation and strict supervision by several Mexican authorities. In order to be rendered by private entities, a concession granted by the Mexican federal government is required. The legal framework of the air transportation industry in Mexico is primarily established by the Constitution of Mexico (Constitución Política de los Estados Unidos Mexicanos), the General Communications Law (Ley de Vías Generales de Comunicación), the General Law on Public Property (Ley General de Bienes Nacionales), the Mexican Civil Aviation Law (Ley de Aviación Civil), the Airports Law (Ley de Aeropuertos) and regulations thereunder, the international treaties executed by the Mexican federal government, as well as the applicable Mexican Official Standards (Normas Oficiales Mexicanas). The main regulatory authority overseeing air transportation in Mexico is the SICT, acting mainly through the AFAC.

The Mexican Civil Aviation Law governs the use and development of Mexican airspace and provision and development of air transportation services. Furthermore, the Mexican Civil Aviation Law sets forth the main rules and standards applicable to, among others, tariffs, passengers rights, national airspace and flight security, the granting of concessions, permits and certifications for carriers’ operations, the national aeronautical registry, flight certification, crew training, sanctions to carriers and civil liability of airlines. The Mexican Civil Aviation Law establishes the SICT as the primary regulator of air transportation services in Mexico which, through the AFAC, is responsible and has the authority to, among others:

•	establish and conduct policies and programs for the regulation and development of air transportation services;

•	grant concessions and permits, oversee compliance with and, if applicable, resolve amendments to or termination of such concessions or permits;

•	grant exceptions, waivers and extensions required for the security of air operations, as required by applicable technical regulations;

•	issue the Mexican Official Standards and other administrative provisions;

•	provide and supervise and oversee air navigation services;

•	issue and enforce safety and health rules in connection with air transportation services;

•

issue certificates of registration (certificados de matrícula), certificates of airworthiness (certificados de aeronavegabilidad) and operating certificates to air services providers, and declare the suspension, cancellation, revalidation or revocation of such certificates;

•	maintain and operate the Mexican Aeronautical Registry (Registro Aeronáutico Mexicano), where aircraft and interests in aircraft (such as leases and mortgages) are registered;

•	establish and verify the airways system in Mexican airspace;

•	participate in relevant international agencies and in the negotiation of treaties;

•	promote the development and training of the aeronautical technical staff of the Mexican government;

•	issue and, if applicable, revalidate or cancel licenses of the aeronautical technical staff;

•	interpret the Mexican Civil Aviation Law and its regulations;

•	authorize and carry out inspection visits to airlines, maintenance providers and others;

•	appoint or, if applicable, remove the regional commanding officer and the commanding officers for airports, heliports and civil airdromes in general;

•	approve flight plans for airlines and aircraft; and

•	grant permits for the establishment of training centers and repair stations.

The AFAC primarily oversees and verifies compliance by the concessionaires, licensees, operators and airline services providers with the Mexican Civil Aviation Law and its regulations, the Mexican Official Standards and any other applicable provisions, and carries out its duties primarily through regional and airport commanders.

The Airports Law and the regulations thereunder establish the general framework that regulates the construction, management, operation, maintenance and development of Mexican airport facilities. The Airports Law establishes the powers of the SICT as the main regulator of airports in Mexico and sets forth the principal rules and standards with respect to, among others, airport concessions and permits, airport infrastructure and security, the rights and obligations of airport operators and the fees that may be charged to users with respect to airport services.

The Mexican federal government has signed and ratified the leading international conventions relating to international commercial air transportation, including the Warsaw Convention of 1929 (as amended by the Montreal Convention of 1999), the Chicago Convention of 1944, the Geneva Convention of 1948 and the Cape Town Convention on International Interests in Mobile Equipment and the Aircraft Protocol of 2001. Each of these conventions are subject to certain reservations and declarations made by Mexico at the time of ratification. Generally, international routes are operated under bilateral agreements between Mexico and the country in which the destination of such route is located. The bilateral agreements are subject to ongoing negotiations in accordance with the requests made by the signatory countries from time to time and may comprise certain or all of the so denominated “freedoms of the air” described by the Chicago Convention of 1944. In certain instances, a Mexican airline may operate an international route where there is no bilateral agreement, under a unilateral permit granted by the AFAC, subject to reciprocity.

Since 2022, the Mexican government has significantly expanded the role of the Mexican military in the civil aviation sector. SEDENA was authorized not only to construct and manage new airports, but also to operate existing airports through a state-owned company established for this purpose: the GAFSACOMM, also known as Grupo Mundo Maya. The airports under GAFSACOMM’s administration include Tulum, Palenque, Uruapan, Puebla, Ciudad Victoria, Campeche, Nogales, Nuevo Laredo, Apodaca, Tamuín, Ixtepec, and Chetumal. Although Felipe Ángeles International Airport, or NLU, Mexico City’s secondary airport, is part of GAFSACOMM, it is operated with its own administrative autonomy.

As of the date of this prospectus, Mexico does not grant cabotage privileges to air operators from other countries in Mexican territory. As a result, foreign airlines are not allowed to load passengers or cargo in Mexican territory and then operate a route between two destinations in Mexican territory or a destination in another country (other than the corresponding airline’s home country). As a result, Mexico does not adopt the open skies policy in respect of commercial aviation. However, from time to time, Mexican authorities have considered granting certain rights, known as fifth freedom rights, to other countries and may decide to grant those rights in the future. Such policy could have a material effect to the regulatory and competitive framework of the Mexican aviation industry.

Concession for the Provision of Domestic and Regular Air Transportation Services

Under the Mexican Constitution, Mexico has direct domain (dominio directo) with respect to the air space above Mexican territory, and, as a result, the domain of such air space is inalienable and indefeasible and may only be used and exploited pursuant to a concession or permit granted by the executive branch of the Mexican federal government, through the SICT.

The Mexican Civil Aviation Law further establishes that a concession granted by the SICT is required to provide public domestic air transportation services on a regular basis. Such concessions may only be granted to Mexican entities that comply with certain foreign investment restrictions, as well as with certain technical, financial, legal and administrative requirements that are deemed necessary to adequately provide services with appropriate quality, safety, timeliness, stability and price. A concession must be obtained by each company providing such services, provided that affiliates of such companies may not operate under the same concession.

Other requirements needed in order to obtain a concession are (i) the availability of aircraft and aircraft equipment, which is required to comply with technical requirements of safety, airworthiness conditions and environmental conditions; (ii) the availability of hangars, repair shops and infrastructure needed for operations, as well as the availability of technical and administrative staff trained for the operation of the requested concession; and (iii) experience in the industry. Furthermore, pursuant to the Mexican Civil Aviation Law, in addition to such concession, a specific route authorization issued by the SICT is required in order to provide the public domestic air transportation service on any particular route.

Each concession sets forth the terms and conditions under which regular public domestic air transportation services may be provided, the rights and obligations of the concessionaire in providing such services, and the routes and aircraft that may be operated. Concessions may be granted for a term of up to 30 years and may be extended once or several times, each time for up to 30 years, provided that: (i) the carrier is in compliance with its obligations outlined in the concession title; (ii) such extension is requested no later than one year before the expiration of such concession; (iii) the carrier conducted improvements with respect to quality of services during the term of the concession in accordance with the systematic inspections and indicators of efficiency and security established in regulations; and (iv) any new conditions outlined by the SICT are accepted by the carrier. Aeroméxico’s concession was granted by the SICT in March 2000 and Aeroméxico Connect’s concession was granted by the SICT in October 2000. These concessions allowed Aeroméxico and Aeroméxico Connect to offer certain services, including regular public domestic air transportation, cargo and postal air carrier services. These concessions also establish the domestic routes that we are allowed to operate and the aircraft that we are allowed to fly on these routes. For further details regarding our concessions, see “Business—Concession.”

Under the Mexican Civil Aviation Law, domestic non-regular air transportation services, which include charter flights, international regular and non-regular air transportation services and private commercial air transportation services, as well as certain specialized services and leases of aircraft, are not required to obtain a concession and are allowed to fly pursuant to a permit granted by the SICT. The permit for domestic non-regular air transportation services is only granted in favor of Mexican entities and the permit for international regular air transportation services is granted in favor of non-Mexican entities. Furthermore, the permit for international non-regular air transportation services can be granted in favor of both Mexican and non-Mexican entities and the permit for private commercial air transportation services can be granted in favor of Mexican and non-Mexican natural and legal persons. Such permits can be granted for an undefined period; provided that permits needed to operate regular air transportation services internationally may be granted for an undefined term depending on the existence of reciprocal international treaties.

The Mexican Civil Aviation Law provides that concessions and permits may be terminated for the following reasons:

•	expiration of the term outlined in the concession or permit or any extension thereof;

•	resignation of the concession and permits by the beneficiary;

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revocation by the SICT for any of the following reasons: (i) failure to exercise the rights conferred by the concessions or permits for a period exceeding 180 calendar days as of the date on which such concessions or permits were granted; (ii) failure to maintain in effect the insurance required pursuant to the Mexican Civil Aviation Law; (iii) change of nationality of the holder of the concession or permit; (iv) assignment, mortgage, encumbrance, transfer or conveyance of the concession, permit or rights thereunder to any foreign government or state; (v) assignment, mortgage, encumbrance, transfer or conveyance of concessions, permits or rights conferred thereunder, to other entities, domestic or foreign, without authorization from the SICT; (vi) applying fares different from those registered or approved, as applicable; (vii) altering or forging official documents related to the Mexican Civil Aviation Law; (viii) interruption of the services without authorization from the SICT, except in the case of force majeure events; (ix) rendering services different from those listed in the respective concession or permit; (x) failure to comply with safety conditions regarding airworthiness and operational safety; (xi) failure to indemnify from damages arising from the services rendered; (xii) performing or failing to perform acts, which prevent the rendering of services under those concessions; (xiii) failure to comply with hygiene or environmental protection measures and standards; (xiv) cabotage in Mexico using unauthorized foreign aircraft; and (xv) in general, failure to comply with any obligation or condition stated in the Mexican Civil Aviation Law, its regulations or the respective concession or permit, provided that as a result of such breach, a sanction has been imposed and confirmed by a final ruling, pursuant to applicable law; and

•	liquidation or dissolution of the holder of the concession.

The SICT will immediately revoke the concessions or permits in the cases provided for in items (i) to (v), (vii), (x) when the breach is considered severe by the authority, and (xiv) above. The SICT will also revoke a concession when the concessionaire has been previously sanctioned for the same reason at least three times, in the cases provided for in subsections (vi), (viii), (ix), (xi), (xii) and (xiii). In the event of a revocation of the corresponding concession or permit, the concessionaire will not be permitted to obtain, directly or indirectly, another concession within five years after the final revocation ruling.

Pursuant to the Regulations of the Mexican Civil Aviation Law (Reglamento de la Ley de Aviación Civil), the SICT is authorized to suspend concessionaires’ air services, operations, licenses and certificates of capacity when:

•	an aircraft fails to meet applicable airworthiness conditions and requirements;

•	an inspection results in a determination that there are conditions that jeopardize the safety of air operations;

•	air carrier services or aeronautic workshop operations fail to meet the requirements and conditions stated in the corresponding concession or permit;

•	aeronautical technical staff presents a temporary or permanent psychophysical disability that prevents the adequate performance of her/his role;

•	the flight crew and ground personnel performing air traffic control functions fail to remain at their post before being replaced by authorized personnel, except in the event of force majeure events;

•	the operation of a training center fails to meet the SICT requirements regarding teaching, issuance of diplomas, certificates, academic transcripts and certificates; and

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the concessionaire fails to comply with the corresponding requirements to commence operations. Any suspension that has been ordered will remain in place for as long as the conditions leading to it persist.

In the event that the concessions and permits of Aeroméxico and/or Aeroméxico Connect were to be revoked for any of the reasons specified above, we would not be entitled to any compensation, and such event would impair our ability to conduct our business. See “Risk Factors—Risks Related to Our Business—Our operations are subject to local and international concessions, regulatory approvals and operating licenses.”

Our Concessions and Permits

Under the terms of the Mexican Civil Aviation Law, all airlines require a concession or permit to provide public air transportation services in Mexico. As of the date of this prospectus, Aeroméxico offers public passenger, cargo and postal air carrier services on domestic and international routes covered by the concession TAN-OR-AMX, which was granted by the SICT on March 16, 2000. This concession extends for a total of 30 years and it establishes the domestic routes that we can operate and the aircraft that we can use to fly those routes. Certain aircraft requirements are subject to modification and may be updated based on operating specifications from the SICT. Similarly, Aeroméxico Connect also operates public passenger, cargo and postal air carrier services on domestic and international routes covered by the concession TAN-OR-SLI, which was granted by the SICT on October 24, 2000. This concession also has a duration of 30 years.

Both concessionaires operate routes to international destinations under the authorizations or permits granted by the SICT and the bilateral agreements between Mexico and the governments of international destinations. These bilateral agreements are subject to laws and regulations in each destination, including the laws and regulations of the United States and the states to which we fly, as overseen by the DOT and FAA. The Mexican bilateral agreements that are most relevant to our operations include treaties with the United States, Canada, Spain, France, Colombia, Chile, Peru, Brazil, Argentina, Japan, Honduras, Costa Rica, Netherlands, Cuba and the United Kingdom. As of the date of this prospectus, we operate a route to San Salvador, El Salvador, under a unilateral authorization with reciprocity obligations.

Acquisition, Disposal and Importation of Aircraft

Pursuant to the Mexican Civil Aviation Law and its regulations and the Mexican Aeronautical Registry Regulation, the acquisition or sale of any aircraft operated by the Mexican concessionaires, as well as the lease of such aircraft, must be registered before the Mexican Aeronautical Registry.

The import of civil or commercial aircraft into Mexico is also subject to prior authorization by the SICT, and the importer must register the imported aircraft with the Mexican Aeronautical Registry.

Aeronautical Registry

The registration of an aircraft in Mexico is governed by the Mexican Civil Aviation Law and the Mexican Aeronautical Registry Regulation. Aircraft operated in Mexico by Mexican concessionaires are allowed to fly in Mexican airspace, as well as land in, and take-off from, Mexican territory, provided that such aircraft have been properly registered with the Mexican Aeronautical Registry, which is supervised by the AFAC through the Air Security General Office (Subdirección General de Seguridad Aérea). In order to register an aircraft in Mexico and maintain such registration, an aircraft must have a certificate of registration and a certificate of airworthiness issued by AFAC, which must be inside the aircraft at all times as a requirement to operate.

A certificate of registration grants Mexican nationality to the aircraft and serves as evidence of its enrollment with the competent aviation authority. A certificate of airworthiness certifies that an aircraft is suitable for flight operations and is valid for two years from the date of the inspection by the AFAC. The certificate of airworthiness authorizes the aircraft to fly in Mexican airspace, subject to ongoing compliance with certain technical requirements and conditions, and it may be renewed annually as long as the aircraft continues to meet the standards set by the SICT.

The Mexican Civil Aviation Law mandates that each civil aircraft bear distinctive marks designating its nationality and registration number.

The registration of an aircraft may be cancelled if it is found that the aircraft failed to comply with the requirements for registration and, in particular, if the aircraft has failed to comply with any applicable safety requirements specified by the AFAC or the Mexican Civil Aviation Law.

All acquisitions and transfers of aircraft operated by Mexican concessionaires, as well as the lease of such aircraft, must be registered in the Mexican Aeronautical Registry. In addition, the importation of civil or commercial aircraft into Mexico is subject to prior authorization by the SICT and the importer must register the imported aircraft with the Mexican Aeronautical Registry. All information relating to the contractual status of an interest in aircraft, including purchase and sale agreements, leases and mortgages, must be filed with the Mexican Aeronautical Registry for the relevant transaction to be effective and to provide the general public with an updated record of any amendments made to the aircraft’s certificate of registration.

As of this date, all of the aircraft that comprise our fleet have been authorized by and registered with the AFAC.

Route Rights

Domestic Routes

The SICT, through the AFAC, has the authority to grant domestic airlines the right to operate routes in Mexico, subject to the airline having filed studies, satisfactory to such authority, demonstrating the technical and financial viability of such routes and fulfilling certain conditions with respect to the inclusion of such routes in the respective concessions or permits, as applicable. In order to grant licenses for such routes and to modify existing routes, the SICT evaluates the actual capacity of the infrastructure of the relevant airports, as well as the increase in demand and competition among airlines.

In addition, route frequencies are granted subject to the condition that they are operated on a frequent basis. Any airline’s route frequency rights may be terminated if, among other things, the airline fails to begin operation of a given route for a period exceeding 90 days or if the airline suspends its operations, except in cases of force majeure. The SICT’s approval of new routes or changes to existing routes is part of an administrative procedure and does not require an amendment to the existing concession; instead, it is deemed part of the existing concession.

International Routes

In Mexico, all applications for new routes or amendments of existing routes must be filed with the SICT, which will grant the relevant authorization under the provisions of the applicable bilateral agreements and the general policies of the Mexican aviation authorities. International route rights for major city pairs, as well as the corresponding landing rights, derive from bilateral air transportation agreements negotiated between Mexico and the respective foreign governments. Under such agreements, each government grants the other the right to designate one or more of its domestic airlines to operate services on a regular basis between certain destinations in each country. Airlines are only entitled to apply for new international routes when such routes are made available under these agreements. International routes to the United States, where our main international destinations are located, are subject to our concessions, international routes authorization permits issued by the AFAC, the Mexican Civil Aviation Law and the Air Transport Agreement between the Government of the United States of America and the Government of the United Mexican States (Acuerdo sobre Transporte Aéreo entre el Gobierno de los Estados Unidos de América y el Gobierno de los Estados Unidos Mexicanos) dated December 18, 2015. The other international routes that we operate are authorized under international treaties with the relevant country, with the exception of Honduras where, as of the date of the prospectus, there is no treaty in place.

Similar to domestic routes, international route frequencies are granted subject to the condition that they are frequently operated. An airline may lose its rights to operate international routes if it reduces the operational frequency to certain low levels for more than 180 days, except in case of force majeure.

Airport Slots

Under the Airports Law and its respective regulation, the departure and arrival slots in a Mexican airport are set by the management of each airport, after taking into consideration the view of the operations and slots committee of such airport and the general rules established by the SICT, and are reflected in each airline’s air transportation schedule, depending on the season (summer/winter). Each air transportation schedule for the current season represents the authorization for an airline to depart from, or to arrive at, specific airports within a predetermined timeframe, such period is known as a “slot.”

A slot, like a route, may not be transferred by one airline to another without prior notice to the relevant airports and prior approval from the SICT. The Airports Law and its respective regulation allow for the exchange or assignment of slots, but only as long as the requirements established in the law are met (including having made all payments regarding airport services and air navigation services by both of the airlines involved, having occupied the slot for at least the previous year, and notifying the airport manager that the aforementioned circumstances have been met). Under certain conditions stated in the applicable regulations, slots may be removed from carriers.

Under the Airports Law, each airport in Mexico must have an operation and slots committee, which recommends slot allocations, among other duties. Mexican regulations with respect to slot allocations are a matter of federal law and apply to all Mexican airports. The SICT is entitled to impose administrative sanctions on airlines that fail to comply with landing and takeoff slots. The airport manager is directly responsible for the allocation of slots and may withdraw them from any airline that breaches the conditions of the allocated slot, pursuant to the Airports Law and its regulation, regardless of the sanctions that the SICT may impose.

On February 16, 2015, COFECE commenced an investigation of the market of air transport services that use MEX for their landing and/or take-off procedures, in order to determine the likelihood of the existence of competition barriers or essential inputs that could generate anti-competitive effects. In 2017, COFECE resolved that slots and other airport infrastructure related to take-off and landing are essential inputs and imposed certain corresponding corrective measures. Several industry stakeholders, including MEX, carriers and labor unions, filed constitutional proceedings (amparos indirectos) against the resolution and the corrective measures. In 2020, a federal court of appeals ruled against COFECE, upholding a 2019 lower court judgment. This decision is not subject to appeal. We cannot guarantee that COFECE will not initiate antitrust investigations regarding slot usage in MEX in the future.

On March 3, 2022, the SICT issued a resolution declaring that the terminal buildings in MEX were saturated and, as a result, required a revision in certain slot allocation procedures. In October 2022, an agreement among certain airlines and MEX resulted in a temporary reduction in hourly operations from 61 to 52 at MEX to permit the airport to make facilities related improvements. This reduction applied to international and Mexican carriers. A second temporary reduction in hourly operations from 52 to 43 came into effect on January 8, 2024. Pursuant to a statement issued by AFAC in August 2023, the second reduction in hourly operations that started in January 2024 applies only to domestic flights from and to MEX operated by Mexican carriers.

Airport Infrastructure

The SICT is in charge of introducing the policies and development programs of the civil airports and their services, including the control towers and the airport safety operations. The smaller regional airports may belong to the states or municipalities in Mexico and, in such cases, they are often managed by local governmental entities. The SICT is in charge of granting concessions or permits for the construction, administration and operation of Mexican civil airports.

Under the terms that are established pursuant to the National Airport Safety Program (Programa Nacional de Seguridad Aeroportuaria), each concessionaire or permit holder for a civil aerodrome is responsible for inspecting the passengers and their carry-on luggage before entering the gate area, The air carrier is responsible for inspecting checked baggage and the cargo that will be transported, in accordance with the provisions of the Mexican Civil Aviation Law and its regulations.

The use of areas within civil airports, such as hangars and check-in counters, is subject to the terms of the commercial agreements entered into with the airport operators. Airport services must be provided to all customers on a non-discriminatory basis.

In 1995, the Mexican government, which controlled and operated all airports in Mexico, initiated the privatization of Mexican airports by enacting the Airports Law, which regulates the construction, management and operation of airports. In 1998, 50-year concessions were granted to private companies to develop and manage certain airports in Mexico pursuant to a public bidding process. Three private airport operators (GAP, OMA, and ASUR) were incorporated and granted 50-year concessions to operate airports in Mexico. In the first stage of the privatization process, the Mexican government sold a minority stake to strategic partners. The privatization process culminated in mid-2006, when the Mexican government sold the balance of its holdings to the public via initial public offerings. We conduct our operations at each airport we fly to pursuant to an agreement with the operating entity of such airport.

Airport Facilities and Operations Agreements

Our main hub of operations is based at MEX, and we also operate in other airports in and outside of Mexico. We operate hangars, aircraft parking and other airport service facilities at MEX and other Mexican airports through concessions granted by the AFAC. Our operations in each airport are conducted under agreements with the respective airport’s operator. For further information about out airport operating agreements, see “Business—Airport Facilities and Operations.”

Our operations at MEX are governed by agreements between our airlines, Aeroméxico and Aeroméxico Connect, and the MEX airport authority, Aeropuerto Internacional de la Ciudad de México, S.A. de C.V. The agreements with respect to Aeroméxico and Aeroméxico Connect operations at MEX were executed in 2023. Pursuant to such agreements, the MEX airport authority provides:

•	landing services, which include use of the taxiway system, runway and taxiway lights and other visual systems;

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boarding services, which include assignment and use of the contact or remote aprons for boarding passengers, cargo, mail and baggage, and usage of parking signs, lighting and permanent parking areas for ground support equipment;

•	aircraft parking services; and

•	passenger services, which include carry-on baggage screening, use of automatic specialized equipment and personnel for passengers and carry-on baggage screening.

Under the airport services agreements, we have the right to use MEX’s infrastructure to conduct Aeroméxico’s and Aeroméxico Connect’s operations. These agreements allow us to receive additional security and monitoring services from third party providers. Our current airport service agreements with AICM related to MEX expire on December 31, 2026 and may be extended by mutual consent. We may terminate these airport service agreements without liability upon prior notice to the MEX airport administration.

In addition, these agreements may be terminated without liability to us if operations at MEX cease due to a gubernatorial decision or if the MEX airport authority loses its concession to operate the airport.

Fares

Under the Mexican Civil Aviation Law, Mexican airlines have the right to freely determine the applicable fares for the services they provide, in terms that enable the rendering of services in satisfactory conditions of quality, competitiveness, safety and consistency.

All fares must be registered with the SICT to be effective and must describe clearly and explicitly all the applicable restrictions. Fares are monitored on a regular basis by the SICT, as well as by the PROFECO, to prevent airlines from operating in a way that is predatory or detrimental to the economic viability of the industry. Fares for our international flights must be approved by the SICT in accordance with the applicable international treaties.

The SICT may deny the registration of fares, and thus their effectiveness, if it deems them predatory or that imply monopolistic practices, market dominance from an antitrust perspective or unfair competition preventing the participation in the market of other concessionaires or licensees or otherwise deemed in contravention of Mexican antitrust regulations. In addition, the SICT may impose maximum and minimum fare levels to promote sound commercial competition.

In addition, the SCJN determined that the freedom of the airlines to determine the fares is limited and subject to the following conditions:

•	the fares must be competitive;

•	the terms must allow economic competition;

•	the terms and prices must be maintained for the time and conditions offered;

•	the fares cannot be discriminatory; and

•	the disclosed information must be truthful, verifiable and clear.

Aircraft Maintenance

Mexican airlines have the obligation to provide maintenance to their aircraft and to maintain them in an airworthy condition. Maintenance must be carried out according to the manufacturer’s maintenance manuals and the maintenance programs approved by the AFAC. The AFAC has the authority to inspect the aircraft, their maintenance records and safety procedures. Based on those inspections, the AFAC may determine that the aircraft do not have the capacity to fly and, in certain cases, revoke their respective airworthiness certification.

The aircraft that fly internationally must comply with the requirements of the aviation authority in the countries to which they fly, including the FAA for the aircraft that fly to the United States and the European Aviation Safety Agency for aircraft that fly to the European Union. The aviation authorities from the jurisdictions in which we operate also conduct regular maintenance and safety-related inspections on our aircraft while these aircraft are in their jurisdictions. In addition, our aircraft lessors and lenders conduct regular in-person inspections on our aircraft and we are contractually required under our leases and financing agreements to maintain and operate our aircraft in compliance with applicable regulatory requirements.

All maintenance for Aeroméxico and Aeroméxico Connect is also periodically subject to an IATA Operational Safety Audit, which is considered the highest industry standard for operational safety and aircraft maintenance. This process is a part of our IOSA program, which consists of a standardized evaluation required to comply with industry requirements to increase the safety of civil aviation and optimize commercial assessments.

Consumer Protection

Mexican airlines are subject to the Mexican consumer protection laws, which regulate the relationships between suppliers, service providers and consumers.

On June 26, 2017, the Mexican Civil Aviation Law and the Mexican Consumer Protection Law were amended to grant additional rights to air travel passengers. Pursuant to these amendments, Mexican airlines must clearly inform their passengers about their rights, comply with passengers’ protection rules, and publish fares and ticket restrictions. These amendments also present a criteria to indemnify passengers in case of delayed departures, provided that such delays are attributable to the airline, as well as additional passengers’ rights. Mexican airlines must provide information related to their operations to the SICT, including monthly reports logbooks, statistics, statements and complaint rates.

These regulations are primarily enforced by the PROFECO. In recent years, the PROFECO has increasingly fined Mexican airlines. These fines are related to consumers’ complaints about additional charges, lost or damaged luggage and flight cancellations or delays. In 2023, we were notified of two new potential fines by PROFECO. The first potential fine relates to unreturned airport tariffs (Tarifa de Uso de Aeropuerto), or TUA. Under this investigation, PROFECO claims that we unduly retained the TUA from customers when they were entitled to be reimbursed in case of missed flights. The second potential fine concerns flights cancellations due to volcano ashes pollution in May 2023 that disrupted operations at MEX and other nearby airports. The fines levied by PROFECO in connection with both allegations were declared null and void by the competent courts as a result of the challenges filed by us. PROFECO did not timely challenge these judicial decisions and, as such, they are final and not subject to appeal.

In February 2019, the SCJN issued several criteria (tesis jurisprudenciales) regarding the interpretation and application of the amendments to the Mexican Civil Aviation Law with respect to passengers’ rights, therefore limiting the ability of the airlines to determine fares (particularly with regards to the right of the passengers to have minimum luggage in domestic flights without incurring additional charges).

Civil Liability

The applicable local legal framework that governs liability of air carriers for passenger injury or death in domestic carriage consists of the Mexican Civil Aviation Law, the Regulation to the Civil Aviation Law (Reglamento de la Ley de Aviación Civil), the Mexican Federal Civil Code (Código Civil Federal), the Mexican Penal Civil Code (Código Penal Federal) and the Mexican Federal Labor Law (Ley Federal del Trabajo) for the calculation of the applicable compensations. Specifically, the Mexican Civil Aviation Law, the Warsaw Convention, as amended by the Montreal Convention, and the Mexican Federal Civil Code contain the guidelines related to the limits of liability of an aircraft operator for damages caused to third parties during its air and ground operations or resulting from persons or objects ejected from the aircraft.

Mexican courts have occasionally disregarded the civil liability limitations established in the Warsaw Convention and awarded damages based on the Mexican Federal Civil Code and the Mexican Consumer Protection Law. Mexican law expressly limits the amounts of such awards. In this sense, despite the existence of the pre-emptive effect provided for in Articles 29 and 24 of the Montreal and Warsaw Conventions, which intends to pre-empt claims under the general legal framework applicable in Mexico for any such claims that fall within the scope of the Conventions, the SCJN has awarded compensation above the limits under both Mexico’s federal law guidelines and international treaties. As a consequence, Mexican courts have broad jurisdiction over consumer protection laws and adopt favorable interpretations to the passenger.

The SCJN has issued decisions removing any possible limits on air carrier’s civil liability, whether for torts or contractual breaches. The SCJN has ruled that such air carrier’s liability limitations breach Articles 1 and 4 of the Mexican Constitution because those liability limitations do not have constitutionally valid purpose. However, SCJN has recognized that the carrier’s liability may be limited if the damage occurs as a result of fault or inexcusable negligence of the victim.

Similarly, the Mexican Federal Civil Code provides that when a person uses mechanisms, instruments, apparatus, machines or substances that are dangerous given either their speed, their explosive or flammable nature, the power or electricity that they carry, or for any other analogous reason, such person are responsible for any damages caused, even if its actions were not contrary to law, except if it can be established that the damage was caused by the inexcusable fault or negligence of the victim.

Insurance

Under the Mexican Civil Aviation Law, airlines that operate in Mexico must obtain and maintain insurance from reputable insurance companies that covers liabilities which may arise from damages and/or losses to passengers, cargo, checked-in luggage and third parties as a result of their operations. Airlines must submit to the SICT their insurance contracts for approval prior to the commencement of operations. With respect to international flights, an airline’s insurance must comply with applicable treaties and/or bilateral agreements. See “Business—Insurance.”

Mexican Federal Government Requisition Power

Under the Mexican Civil Aviation Law and its regulations, in the event of a natural disaster, war, serious disturbance of public order or imminent danger to the national security, peace or national economy in Mexico, the Mexican federal government has the power to take control of and operate the aircraft, ancillary property and equipment, on a temporary basis, of Mexican airlines until the applicable condition has ceased. In such cases, other than in the context of an international war, the Mexican government is required, under applicable law, to compensate such airline for damages caused based on the results of a valuation performed by appraisers determined by the government, and considering the affected party and its average annual income on the year before the requisition. No assurance may be given as to whether any such compensation will be adequate or timely paid. See “Risk Factors—Risks Related to Our Business—The Mexican government may use our aircraft or expropriate our assets under certain circumstances beyond our control.”

In addition, under the Mexican Expropriation Law (Ley de Expropiación), the Mexican government has the right to expropriate assets for the public good (causas de utilidad pública) and the government is required to pay fair market compensation in connection with any such expropriation. Under the expropriation laws, the Mexican federal government may expropriate assets when it considers the assets to be necessary to establish, maintain or preserve public services, including public air transportation services. Applicable law does not specify precisely how the compensation should be calculated or the timing for the payment. If our assets are expropriated, we cannot assure that compensation will be fair or timely, if at all.

Foreign Investment Limitations under Mexican Law

Under the Mexican Foreign Investment Law, companies that have concessions to provide air transportation services cannot maintain foreign investment in excess of 49% of the number of the company’s voting shares. This 49% general limitation cannot be exceeded directly or indirectly through trusts, shareholders’ or similar agreements, corporate structure strategies or any other mechanism that grant control to non-Mexican investors of more than 49%, except for permitted “neutral” investments with limited voting power.

Pursuant to the Mexican Foreign Investment Law, the following are considered as a foreign investment:

•	any participation of non-Mexican investors, which includes individuals, corporations, other entities or trusts, in any percentage in the capital stock of a Mexican company;

•	any investment made by a Mexican company of which the majority capital is held by non-Mexicans investors (whether individuals or entities); and

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any participation of non-Mexican investors, which includes individuals, corporations, other entities or trusts, in any percentage in the acts and activities listed by the Mexican Foreign Investment Law.

The general rule provides that foreign investment may participate in any percentage in the capital stock of Mexican companies, except in the cases specified in the Mexican Foreign Investment Law or any other Mexican law.

The Mexican Foreign Investment Law establishes that certain investments that have no voting rights or limited voting rights, and that are authorized as such by the applicable Mexican governmental authorities, are neutral investments (inversión neutra) and are not to be considered for the purposes of applicable foreign investment limitations. As such, non-Mexican investors may acquire more than 49% of the equity of an air transportation company through neutral investments, if voting rights attributable to such non-Mexican investors do not exceed 49% of the relevant company’s voting rights. Alternatively, approved neutral investments may consist of mechanisms, such as trusts, to limit voting and nonvoting rights according to the Mexican Foreign Investment Law requirements.

On May 28, 2002, the DGIE authorized Grupo Aeroméxico to issue series N shares, considered a “neutral investment,” that may be owned by non-Mexican investors. As of the date of this prospectus, we do not have any issued or outstanding series N shares. Nevertheless, on March 30, 2011, the DGIE authorized investments in our common shares by non-Mexican investors that may not exceed 90% of our aggregate outstanding shares and are considered “neutral” because voting rights may not exceed the voting rights of 49% of the number of the shares represented at a shareholders’ meeting, even if ownership by non-Mexican investors exceed the 49% threshold. The remaining votes of shares attributable to non-Mexican investors are aggregated to the vote of the majority Mexican investors.

Pursuant to the DGIE Regulatory Approval, on March 12, 2024 the DGIE authorized Grupo Aeroméxico to amend its bylaws to become a publicly traded company, subject to complying with certain requirements regarding its capital structure and corporate restrictions to ensure control of Mexican investors of our company.

As a consequence of the foregoing, at our ordinary general shareholders’ meeting held on April 30, 2024, our shareholders approved the conversion of our company into an S.A.B. de C.V., and the proposed amendments to our bylaws to comply with the LMV and to include other customary provisions applicable to Mexican publicly-traded corporations. The current bylaws are authorized in the context of the global offering. After the global offering is completed, we intend to submit a new draft of our bylaws to the DGIE and comply with the DGIE requirements with respect to our capital structure, but the timing of this review and eventual approval of the subsequent amendment of our bylaws are uncertain, as the DGIE may request additional information or further amendments to our bylaws.

To comply with the Mexican Foreign Investment Law, we must follow several requirements, including the following:

•	shares owned by non-Mexican investors will only confer voting rights limited to a maximum percentage equal to 49% of Mexican investor owned shares represented at the relevant shareholders’ meeting;

•	shares owned by Mexican investors must always represent at least 10% of all of Grupo Aeroméxico’s shares;

•	in no case the non-Mexican investment may exceed 90% of all Grupo Aeroméxico’s shares; and

•	the majority of our directors must be appointed or removed by our Mexican investors.

Based on the authorizations referred to in the prior paragraph, Grupo Aeroméxico’s bylaws state the following limitations applicable to foreign investment:

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shares owned by non-Mexican investors are considered neutral investments automatically and without the need of any further act, subject to the limitations discussed below. The shares grant only the rights and are subject to the limitations stated in our bylaws;

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shares owned by non-Mexican investors, directly or through the ADSs, which are considered neutral investments, confer rights that consist of the right to attend shareholders’ meetings, and exercise voting rights in respect of up to 49% of the Mexican investor owned shares represented at the relevant shareholders’ meeting. The voting rights of the remaining shares owned by such non-Mexican investors exceeding such 49% threshold are deemed voted (and votes will be deemed cast) in the same manner as the vote of the majority of the Mexican investors, even if ownership by non-Mexican investors exceeds 49%;

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if the shares held by non-Mexican investors that are considered as neutral investments are transferred to a Mexican investor, such shares will automatically and with no need of further act be considered as shares with full voting rights;

•	shares owned by non-Mexican investors cannot exceed 90% of Grupo Aeroméxico’s outstanding shares. At all times, at least 10% of the shares must be beneficially owned by Mexican investors;

•

pursuant to our bylaws, we are required to provide to the DGIE and the Mexican Foreign Investment Registry any information requested by them to verify compliance with the provisions of our bylaws regarding foreign ownership. At least once a year, we must provide to such authorities (i) information on the foreign investment of Grupo Aeroméxico’s shares; and (ii) information on Grupo Aeroméxico’s ownership in its various subsidiaries; and

•

Mexican individuals or Mexican entities should always hold control of Grupo Aeroméxico. Under no circumstances the control of our company may be transferred to non-Mexican investors, individually or collectively, legally or in fact, in any manner. Any resolution or agreement in breach of the foregoing is void. For further information about limitations to foreign investment, see “Description of Capital Stock—Restrictions Applicable to non-Mexican Investors” and “Risk Factors—Risks Related to the ADSs and the Shares Underlying the ADSs—Mexican law precludes non-Mexican control of our company, limiting the voting power and the number of shares that can be held by non-Mexican investors.”

U.S. Regulation

The airline industry is heavily regulated by the U.S. government. Operations to and from the U.S. by non-U.S. airlines, such as Aeroméxico and Aeroméxico Connect, are subject to Title 49 of the U.S. Code, pursuant to which the DOT and the FAA (two of the primary regulatory authorities overseeing air transportation in the United States) exercise regulatory authority.

The DOT has jurisdiction over economic issues affecting air transportation, such as unfair or deceptive competition, consumer protection matters related to advertising, baggage liability and disabled passenger transportation, as well as over international aviation in connection with the United States, subject to review by the President of the United States. The DOT has authority to issue permits required for airlines to provide air transportation.

The FAA is responsible for regulating and overseeing matters relating to air carrier flight operations, including airline operating certificates, aircraft certification and maintenance and other matters affecting air safety. The FAA requires each commercial airline to obtain and hold an FAA air carrier certificate and to comply with Federal Aviation Regulations 129 and 145. This certificate, in combination with operations specifications issued to the airline by the FAA, authorizes the airline to operate at specific airports using aircraft approved by the FAA.

The U.S. Department of Justice also has jurisdiction over airline competition matters under the U.S. federal antitrust laws.

Authorizations and Licenses

We are authorized by the U.S. DOT to engage in regular and charter air transportation services, including the transportation of persons, property (cargo) and mail, or combinations thereof, between points in Mexico and points in the United States and beyond (via intermediate points in other countries). We hold the necessary authorizations from the U.S. DOT in the form of a foreign air carrier permit, exemption authorizations and statements of authorization to conduct our current operations to and from the United States. The exemption authorizations and the statements of authorization are temporary in nature, and both are subject to renewal; therefore, there can be no assurance that any particular exemption or statement of authorization will be renewed. Our foreign air carrier permit has no expiration date, while a renewal of the exemption authorization was timely filed and the authorization was automatically extended until such time as the U.S. DOT issues the renewal order.

Our DOT permit to act as a foreign carrier has been in effect since March 8, 2017. Under the DOT order, this permit may terminate:

•	upon the dissolution or liquidation of our company;

•	upon the enactment of any treaty, convention or agreement that terminates the bilateral agreement that grants us the right under the permit;

•	upon the effective date of any permit granted by the DOT to any other carrier designated by the government of Mexico in lieu of us; or

•	upon the termination or expiration of the applicable air services agreement between the United States and Mexico.

However, the last item above does not apply if prior to such termination or expiration, our air transportation services are authorized under another treaty, convention or agreement to which the United States and Mexico become parties.

The FAA is engaged in regulation with respect to safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation and other matters affecting air safety. The FAA requires each foreign air carrier to obtain certain operations specifications that authorize it to operate to particular airports on approved international routes using specified equipment. We currently hold FAA operations specifications under Part 129 of Title 14 of the Federal Regulations Code relating to “foreign air carriers and foreign operators of U.S.-registered aircraft engaged in common carriage” and we believe we are in compliance in all material respects with all the requirements necessary to maintain such operations specifications in good standing.

The FAA can amend, suspend, revoke or terminate those specifications, or can suspend temporarily, or revoke permanently, our authorization if we fail to comply with the regulations and applicable provisions, and can assess civil penalties for such failure. An amendment, suspension or revocation of any of our U.S. DOT authorizations or FAA operations specifications could have a material adverse effect on our business.

The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of airline safety regulations. We have not incurred any material fines related to operations.

Safety

Our main priority is providing safe transportation. We adopt high standards of training and education for our crew and maintenance personnel and for the maintenance of our aircraft. We have established world-class safety standards and we were the first Mexican airline to receive the IOSA safety certification from the IATA. Our IOSA certifications have been renewed as a result of each review. Our Aeroméxico Connect’s IOSA certification expires on July 1, 2027. Our Aeroméxico’s IOSA certification expires on November 13, 2026.

We are engaged in the TSA’s Program to Prevent Acts of Unlawful Interference and the United States Border Protection and Customs Agency’s Safety Program. We have also earned a Customs-Trade Partnership Against Terrorism certificate. Furthermore, Aeroméxico is an ISASI active member, focused on the prevention of air accidents, and a member of the Flight Safety Foundation, a non-profit organization that is focused on improving world-wide air safety.

We are the first airline in Mexico to adopt and implement the ICAO recommendation on the Safety Administration System, which is the most advanced and standardized safety procedure system in the airline industry.

In May 2021, the FAA downgraded Mexico to Category 2 following a review of the Federal Civil Aviation Agency of the Government of Mexico because it concluded that Mexico did not comply with ICAO’s international aviation safety standards. As a result of this decision, our existing flights to and from the United States continued their normal operations, but we were subject to restrictions as long as Mexico remained a Category 2 country. These restrictions included certain adjustments to our code sharing agreements and prohibitions to increase routes or frequencies to certain locations, add new flight destinations and register new aircraft allowed to fly in United States’ airspace. By contrast, airlines from the United States could continue to operate without restrictions in flights to and from Mexico. On May 3, 2023, the Mexican government published amendments to the Mexican Civil Aviation Law (Ley de Aviación Civil) and the Airports Law in the Mexican Federal Official Gazette. These amendments incorporate into law the ICAO standards needed to comply with the IASA requirements for a Category 1 FAA country. The SICT announced through AFAC that it would request a final audit by IASA and implement any measures requested by IASA to recover Mexico’s Category 1 FAA country status. The audit was completed on June 2, 2023. On September 14, 2023, the FAA upgraded Mexico back to Category 1 status.

Security

On November 19, 2001, the Aviation and Transportation Security Act, or the ATS Act, was passed by the Congress of the United States passed and signed into law by President George W. Bush. The ATS Act restructured aspects of civil aviation security and created the TSA, which took over security responsibilities previously held by the FAA. The TSA is an agency of the U.S. Department of Homeland Security. The ATS Act requires, among other things, the implementation of certain security measures by airlines and airports, such as, the requirement that all passenger bags be screened for explosives. Funding for airline and airport security required under the ATS Act is provided in part by a $5.60 per segment passenger security fee, subject to a $11.20 per roundtrip cap; however, airlines are responsible for costs in excess of this fee. Implementation of the requirements of the ATS Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, Congress has mandated and the TSA has implemented numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and carriers.

Customs and Border Protection

Our service to the U.S. is also subject to CBP (a law enforcement agency that is part of the U.S. Department of Homeland Security), immigration and agriculture requirements and the requirements of equivalent foreign governmental agencies. Like other airlines flying international routes, from time to time we may be subject to civil fines and penalties imposed by CBP if un-manifested or illegal cargo, such as illegal narcotics, is found on our aircraft. These fines and penalties, which in the case of narcotics, are based upon the retail value of the seizure, may be substantial. Although we have implemented comprehensive procedures designed to reduce the risk of illegal cargo being placed on our aircraft and we seek to cooperate actively with CBP and other U.S. and foreign law enforcement agencies in investigating incidents or attempts to introduce illegal cargo, there can be no assurance that these procedures will prevent all such un-manifested or illegal cargo.

Noise Restrictions

Under the Airport Noise and Capacity Act of 1990, or the ANCA, and related FAA regulations, aircraft that fly to the United States must comply with certain “Stage 3” noise restrictions, which are currently the most stringent FAA noise requirements. All of our aircraft that fly to the United States meet the Stage 3 requirements.

Under the direction of the ICAO, governments are considering the creation of a new and more stringent noise standard than that contained in the ANCA. The ICAO adopted new noise standards in 2001 that established more stringent noise requirements for aircraft manufactured after January 1, 2006. In the U.S., legislation known as the “Vision 100—Century of Aviation Reauthorization Act,” which was signed into law in December 2003, required the FAA to issue regulations implementing “Stage 4” noise standards consistent with the recommendations adopted by the ICAO. FAA regulations require all aircraft designed and certified after January 1, 2006 to comply with Stage 4 and Stage 3 noise restrictions. As of June 30, 2025, our Boeing 787 fleet complies with this requirement.

DOT Passenger Protection Rules

We are subject to DOT passenger protection regulations when operating flights to or from the United States. These regulations govern a wide range of matters, including how fares are displayed, required customer disclosures, access by disabled passengers, compensation for denied boarding, handling of long onboard delays and reporting of mishandled baggage. Certain requirements, such as denied boarding compensation under CFR 250.2 apply exclusively to flights departing from the U.S. As of the date of this prospectus, we fully comply with all applicable DOT requirements, including, among others, refund obligations, denied boarding compensation, accessibility standards, and other passenger protection rules. We maintain ongoing oversight of these matters, including through engagement with U.S. outside legal counsel, to monitor regulatory developments and timely implement adjustments to our policies, procedures and training programs, as needed. Through these measures, we are committed to comply with all DOT requirements and maintain high standards of passenger service and regulatory compliance.

Other Restrictions

Additionally, FAA regulations require compliance with the Traffic Alert and Collision Avoidance System, approved airborne wind shear warning system and aging aircraft regulations. Our fleet meets these requirements. In addition, all air carriers are subject to certain provisions of the Communications Act of 1934, due to their extensive use of radio and other communication facilities, and are required to obtain an aeronautical radio license from the U.S. Federal Communications Commission, or the FCC. To the extent we are subject to FCC requirements, we have taken and will continue to take all necessary steps to comply with those requirements. Additional U.S. laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations by imposing additional requirements or restrictions on companies that provide air transportation services.

Bilateral Air Transportation Agreement between the Governments of Mexico and the United States

On November 21, 2014, the governments of Mexico and the United States agreed to amend the Bilateral Air Transportation Agreement in effect between the two countries since August 15, 1960, which had not been amended since 2005. The amendment was signed on December 18, 2015 and was ratified by the Mexican senate on April 26, 2016 and the final approval by the U.S. was announced by the White House on July 22, 2016. The amendment entered into force on August 21, 2016, allowing for a larger number of airlines to fly on existing and new routes between both countries.

The modernization of the Bilateral Air Transportation Agreement opened up the possibility to implement more sound partnerships between airlines in Mexico and the United States, expanded the number of destinations served and allowed for more flight frequencies and options for our customers, facilitating the flow of people between the two countries. As a result, new opportunities have been created by Aeroméxico in order to take advantage of Mexico’s strategic location and increase penetration into international markets. A renegotiation and/ or termination of the Bilateral Air Transportation Agreement or other related events, such as increased competition in these cross-border routes may have an adverse material effect on the Mexican air industry and affect our business, financial position and operating results. See “Risk Factors—Risks Related to Our Business—The airline industry is highly competitive, and we may face greater competition on a significant portion of our business and routes.”

Environmental Regulations

Mexico

Mexican airlines are subject to various federal, state and municipal laws and regulations relating to the protection of the environment, including the disposal of materials and chemical substances and aircraft noise. These laws and regulations are enforced by various Mexican governmental authorities, each of which may impose administrative sanctions in case of violations, in addition to criminal or civil liabilities. We believe we are currently in compliance in all material respects with Mexican environmental regulations.

The main regulations relating to the protection of the environment are the General Law of Ecological Balance and Protection of the Environment (Ley General del Equilibrio Ecológico y Protección al Ambiente), the regulations of the General Law of Ecological Balance and Protection of the Environment regarding Environmental Impact and Prevention and Control of Air Pollution and of Hazardous Waste (Reglamentos en Materia de Evaluación del Impacto Ambiental, Prevención y Control de Contaminación de la Atmosfera), the General Law for Prevention and Handling of Waste (Ley General de Prevención y Gestión Integral de Residuos) and the National Waters Law (Ley Nacional de Aguas). Further, we are also subject to their secondary regulations and Official Mexican Standards, specifically Official Standard NOM 036 SCT3 2000, which regulates the maximum limits of aircraft noise emissions as well as the requirements to comply with such limits.

Generally, these regulations are primarily enforced by the Mexican Ministry of Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales, or the SEMARNAT). The SEMARNAT has the power to initiate administrative and criminal proceedings against companies that violate environmental laws or the regulations thereunder and has the authority to shut down facilities that do not comply with applicable regulations. These laws and regulations cover, among others, water, air, noise pollution, and hazardous waste. Pursuant to these regulations, we are required to file periodic reports with respect to air, noise and hazardous waste emissions and to comply with certain wastewater disposal standards.

We place significant emphasis on operating our business efficiently and in an environmentally friendly manner. In connection with our concession, we must meet environmental standards, monitor our operations that have a material environmental impact and implement actions that limit such impacts. We have implemented programs encouraging the responsible use of water, adequate disposal of waste and optimization of the amount of electricity that we consume.

United States and Other Countries

We are subject to various U.S. federal, state and local laws and regulations relating to the protection of the environment and related matters, such as air pollution (including greenhouse gas emissions), noise pollution, waste and discharges to surface and subsurface water, safe drinking water, and the use, management, release, discharge and disposal of, and exposure to, materials and chemicals, which laws and regulations are administered by numerous state and federal agencies.

The EPA regulates our operations in the United States, including air carrier operations, which affect the quality of air in the United States. In January 2021, the EPA adopted GHG emission standards for new aircraft engines, aligning with the 2017 standards adopted by ICAO for aircraft engine GHG emission standards. Similar to the ICAO standards, the EPA’s standards do not apply retroactively to engines on in-service aircraft. Pursuant to the Clean Air Act, the FAA issued a final rule in February 2024 to implement these standards, introducing new fuel efficiency certification regulations. These regulations apply to airplanes manufactured after January 1, 2028, as well as to uncertified large business and commercial jet aircraft. The new requirements took effect in April 2024. We believe the aircraft in our fleet meet all current emission standards issued by the EPA. Concern about climate change and greenhouse gases may result in additional regulation or taxation of aircraft emissions in the United States and abroad. See “Risk Factors—Risks Related to Our Business—The airline industry is subject to strict environmental laws and regulations, and compliance or potential breach of, or liabilities arising under, such laws and regulations may be costly and materially affect our business, financial condition and operating results.”

The Airport Noise and Capacity Act of 1990 recognizes the rights of operators of U.S. airports with noise problems to implement local noise abatement programs so long as such programs do not interfere unreasonably with interstate or foreign commerce or the national air transportation system. This statute generally provides that local noise restrictions on Stage 3 aircraft first effective after October 1, 1990 require FAA approval. Our operations could be adversely impacted if locally imposed regulations become more restrictive or widespread. In addition, foreign governments may enact or allow airports to enact similar restrictions, which could adversely impact our international operations or require significant expenditures in order for our aircraft to comply with the restrictions. For example, in 2022, to reduce noise, the Netherlands announced a multi-phase plan to reduce the maximum number of flights authorized annually at Amsterdam’s Schiphol Airport. In 2023, airlines and airline associations, including Delta and KLM, challenged the initial phase of the plan. The U.S., the European Commission and other governments also raised legal concerns about the plan with the Dutch government. In November 2023, the Netherlands suspended the initial phase of the plan, and in 2024, the Netherlands Supreme Court found that the Dutch government’s flight reduction plan was unlawful. The Dutch government has issued a revised plan, which is under review with the European Commission. Neither the outcome of the review of the plan, nor the impact of its implementation, can be determined at this time.

In 2016, the ICAO adopted a resolution creating CORSIA, providing a framework for a global market-based measure to stabilize CO2 emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). CORSIA has been implemented in phases, starting with the participation of 129 ICAO member states, including the United States and Mexico, on a voluntary basis during a pilot phase (from 2021 through 2023), and a first phase (from 2024 through 2026), followed by an obligatory second phase (from 2027) for member states whose civil aviation CO2 emissions exceed certain thresholds. The countries in which we operate are ICAO member states and therefore in the future we may be financially affected due to compliance with CORSIA’s mandates.

In addition, CO2 emissions from aviation have been included in the EU ETS. Under the EU ETS, all airlines operating in Europe, European and non-European alike, are required to monitor, report and verify their CO2 emissions and to tender allowances against those emissions at the end of each year. Airlines are required to purchase allowances from a market if they exceed their allocation of free allowances. Initially, this proposal affected only intra-European flights, as agreed in Regulation No. 421/2014 and extended by Regulation (EU) 2017/2392. The initial scope of the ETS, however, was narrowed so that it would apply only to flights within the EEA through 2023 to align with the pilot phase of CORSIA. In 2023, the EU adopted new legislation extending this narrow scope of the EU ETS until 2027. It also requires a review of CORSIA’s effectiveness in 2026, which could potentially lead to expansion of the EU ETS to include all flights departing the EU and EEA. As a result of the United Kingdom’s withdrawal from the EU, UK flights are no longer part of the EU ETS and are instead regulated under a separate UK ETS scheme. UK ETS is applicable to UK domestic flights and flights from the UK to EEA countries.

Labor Regulations and Social Security

We must comply with the Mexican Federal Labor Law (Ley Federal del Trabajo) and with general labor regulations issued by the Mexican Ministry of Labor and Social Prevention, which govern issues such as employees’ hours and working conditions, health risks, fringe benefits and the dismissal of employees.

We are also subject to the following labor collective bargaining agreements with:

•	ASPA, which represents Aeroméxico’s and Aeroméxico Connect’s pilots;

•	ASSA, which represents Aeroméxico’s flight attendants;

•	STIA, which represents Aeroméxico Connect’s flight attendants and maintenance staff; and

•	Independencia, which represents Aeroméxico’s maintenance and airport staff and Aeroméxico’s Cargo’s staff; and

•	SNTTTAS, which represents Aeroméxico Sistemas Integrados’ employees.

In this respect, we must comply with the Social Security Law (Ley del Seguro Social) through the Mexican Social Security Institute (Instituto Mexicano del Seguro Social), which covers mandatory insurances for:

•	occupational hazards (accident or occupational disease);

•	diseases and maternity (medical care and disability payment);

•	disability (general illness which prevents working) and life (death of the insured);

•	retirement, unemployment at old age (pension by age and years quoted); and

•	nurseries and social benefits.

The 2021 labor reform consists of amendments to several labor laws and regulations, including the Mexican Federal Labor Law. The labor reform has three main objectives:

•	to severely limit personnel subcontracting, both outsourcing (from third-parties) and insourcing (from affiliates);

•	to clarify the amount of employers’ profit-sharing obligation; and

•	to establish new penalties in respect of the non-availability of tax deductions and fines for failure to comply with subcontracting requirements.

Under the reform, personnel subcontracting is prohibited, except subcontracting of services or of services that not directly related to a company’s corporate purpose or main economic activity. In addition, personal subcontracting in respect of specialized or permitted services requires the service provider to register the agreement with Mexico’s labor authority. The labor reform sets forth that no tax deductions are permissible in respect to payments made under irregular outsourcing services (such as payments to a service provider that is not registered with the labor authorities).

INDUSTRY

According to Diio, in the twelve-month period ended June 30, 2025, Mexico was the second largest aviation passenger market in Latin America and the 16th largest aviation passenger markets in the world, based on ASKs. Mexico was one of the fastest growing aviation passenger markets in the world prior to the COVID-19 pandemic, with total passengers expanding at an 11% CAGR between 2011 and 2019. Total passengers expanded at a 5.5% CAGR between 2022 and 2024. The country was also one of the first aviation markets to rebound following the COVID-19 pandemic downturn due to limited government restrictions and improved competitive dynamics.

Passenger Airline Market Segmentation

The passenger airline industry consists of three different types of scheduled service airlines: FSCs, LCCs and ULCCs.

Full Service Carriers

FSCs predominately target less price-sensitive business customers and leisure travelers with more disposable income. FSCs operate under a hub-and-spoke route network that concentrates their operations in select hub cities with connecting flights to other destinations through their network spokes. In order to operate a hub-and-spoke network effectively, FSCs often operate multi-family fleets to serve a broad set of markets and allow passengers to easily travel to several destinations without needing to switch airlines. FSCs typically offer multiple classes of service and charge customers higher fares for a premium service and experience. As a result, FSCs have the highest RASK in the airline industry. In the largest aviation markets in the world, there are often multiple FSCs competing to attract high value customers. Mexico, however, is an exception, as we are the only FSC based in the country. Other major global airlines that define themselves as FSCs include, but are not limited to, U.S. Legacy Carriers and the major European international FSCs.

Low-Cost Carriers and Ultra Low-Cost Carriers

The alternative to the FSCs are LCCs and ULCCs, which focus primarily on leisure and VFR travelers that are more price-sensitive than business and leisure travelers with more disposable income. LCCs often have simpler operations and networks when compared to FSCs. LCCs typically operate direct point-to-point flights, which optimize flight schedules and aircraft utilization rates, but limit travel options and connections for passengers. LCCs often have fleets comprised of a single or limited number of aircraft families to promote cost efficiencies. While FSCs have operations in most major cities, LCCs often serve the major cities through lower cost airports in secondary cities and often offer only a single class of service. The ULCC model is similar to the LCC model, but it emphasizes high seat density, aircraft utilization rates and ancillary revenue opportunities beyond base fares. ULCCs strive to unbundle revenue streams by offering incremental products and services for purchase that would typically be included in the base fare for other passenger airline models. By offering lower base fares, ULCCs aim to stimulate significant passenger demand and provide access to air travel for highly price conscious passengers. In Mexico, the major ULCCs are Volaris and Viva Aerobus. Other airlines that define themselves as LCCs or ULCCs include Southwest, JetBlue, Ryanair, EasyJet, Spirit Airlines and Frontier Airlines.

History and Recent Trends in Mexican Aviation

In the early 1990s, the Mexican passenger airline industry underwent a significant transformation driven by the liberalization of routes, fares and reduction of entry restrictions. These changes resulted in the privatization of major airlines in the mid-2000s (Mexicana in 2005 and Aeroméxico in 2007) and spurred more competition in the market. Following this, the Mexican passenger airline industry saw a wave of consolidation and bankruptcies that reduced the number of competitors in the market. Most notably, Mexicana, which was Mexico’s second largest airline, ceased operations in 2010, resulting in us becoming the only FSC based in the country. The key players in Mexico during the 2010s included four airlines: Interjet, Volaris, Viva Aerobus and us.

In March 2020, the World Health Organization declared the COVID-19 crisis a global pandemic, which led to a material decline in global demand for air travel. Moreover, Argentina, Brazil, Colombia, Chile, Canada and other countries closed their borders to international travel and there were restrictions on travel for non-nationals to the United States and Europe. By April 15, 2020, Mexican domestic capacity was reduced by as much as 75% and international capacity was reduced as much as 90%. The Mexican government did not implement travel restrictions, which allowed the market to recover more quickly than others around the world. Unlike certain other governments globally, the Mexican government did not provide financial rescue support packages to Mexican airlines during the COVID-19 pandemic. In May 2023, the WHO declared that the COVID-19 pandemic was no longer a global health threat.

The Mexican airline competitive landscape has materially changed since the start of the COVID-19 pandemic. Interjet, which was the second largest airline at MEX and our closest competitor with a domestic passenger market share of approximately 20% in 2019, ceased all operations in December 2020 with its fleet almost entirely repossessed by lessors. Interjet’s fleet of 67 aircraft, as of 2019, represented approximately 20% of passenger aircraft operated by Mexican carriers and has been removed from the Mexican market. Interjet was also the second largest carrier at MEX, and its MEX capacity has been redistributed to other airlines, including to us. As a result of Interjet’s insolvency, we have increased our presence and connectivity at MEX, allowing us to provide improved options to our passengers at times when they most want to travel. We believe the combination of air travel market size and growth in Mexico along with Interjet’s insolvency has created one of the best air travel market environments in the world.

There are now only three airlines of scale in Mexico. We are the only FSC, which serves the business community and customers with higher disposable income. By contrast, Volaris and Viva Aerobus are ULCCs that serve price-sensitive leisure travelers. We are the largest carrier by fleet size and the only Mexican carrier that provides long-haul, wide-body service connecting Mexico with the rest of the world. Volaris and Viva Aerobus operate high-density, narrow-body aircraft that primarily serve domestic and cross-border destinations with their smaller point-to-point networks.

Source: AFAC, company information and filings.

1. As of June 30, 2025.

2. As of March 31, 2025. Includes TAR, Aerus, Mexicana de Aviación and Magnicharters.

Key Airports in Mexico

There are several airports with large operations in Mexico, but MEX is by far the largest airport in the country by number of flights, seats or ASKs. MEX is our premier hub and a core component of our network. Volaris and Viva Aerobus also have operating bases at MEX. Mexico City is the political and economic capital of Mexico, and there is meaningful travel demand to and from the city. As a result, MEX is highly congested and requires capacity coordination in order to preserve operational efficiency. MEX is located 6.5 kilometers from the center of Mexico City. Mexico City’s secondary airport, NLU, opened in March 2022 to alleviate traffic at MEX. NLU is located 45.6 kilometers from the center of Mexico City. Other large airports in Mexico are located in Cancún (CUN), Guadalajara (GDL), Tijuana (TIJ) and Monterrey (MTY).

Source: AFAC.

1. Based on share of total arrivals and departures in the twelve-month period ended June 30, 2025.

Economic and Demographic Trends

Mexico is one of the most established and stable economies in the Latin American region. Mexico’s average inflation rate between 2014 and 2024 was approximately 5%, slightly higher than that of the U.S. and lower than that of other Latin American countries, such as Brazil at approximately 6%, according to the IMF.

Mexico is the tenth most populous country in the world with an estimated population of approximately 133 million people as of 2024, according to the IMF. The population is expected to grow by 13% from 2022 to 2050, according to the Organization for Economic Cooperation and Development, or the OECD. Structural unemployment is expected to reduce due to growth in labor-intensive sectors and access to credit is improving due to banking sector reforms enacted in 2014. Furthermore, household income in Mexico is increasing, resulting in growth in wealth for Mexican citizens, and remittances to Mexico reached a record high in 2024, as Mexican families received $64.7 billion in payments, according to the Mexican Central Bank. We believe these factors will bolster disposable household income and drive an increase in total consumer spending and, in turn, air travel.

While air travel continues to gain popularity in Mexico, ground transportation alternatives, such as long-distance bus, still have a large amount of demand from lower income consumers. In 2024, approximately 688 million passengers traveled using medium- and long-distance bus service in Mexico, according to the SICT. We believe bus-to-air conversion will be a driver of growth for Mexican domestic passenger air travel as the middle class continues to expand through the 2020s. As bus passengers who are already paying a premium on bus service continue to grow their disposable income, we expect air travel to become their preferred method of transport due to its convenience and, in turn, significantly grow the overall size on the Mexican aviation market.

We believe the macroeconomic backdrop in Mexico is supportive of strong business and leisure traveler growth. Passenger growth CAGR in Mexico between 2014 and 2024 was 6.0%, more than four times faster than Mexico’s real GDP CAGR of 1.3% over the same period, according to the World Bank. Total passengers expanded at a 5.5% CAGR between 2022 and 2024. Furthermore, Mexico continues to be a relatively underpenetrated market with only 0.5 annual domestic passengers per capita in 2024, according to the AFAC, compared to that of other Latin American markets such as Chile, which had 0.8 annual domestic passengers per capita during the same period, based on Chilean Civil Aeronautics Board data. If Mexican domestic passengers per capita were to increase to a level consistent with that of Chile’s, that would imply nearly twice the number of annual domestic passengers. If Mexico’s domestic passengers per capita were to increase to a level consistent with the United States or Canada, which had 2.5 and 2.1 annual domestic passengers per capita in 2024, respectively, based on DOT data and Government of Canada Air Passenger Traffic data, that would imply over six times the number of annual domestic passengers.

Source: The World Bank and Country Air Traffic Records (AFAC, DOT, Government of Canada and Chilean Civil Aeronautics Board).

BUSINESS

Business Overview

We are uniquely positioned as the only FSC based in Mexico and the only airline that provides long-haul, wide-body service connecting Mexico with the rest of the world. We offer a premium experience to both international and domestic destinations. As of June 30, 2025, we served every major city in Mexico and 52 international cities in 22 countries across multiple continents: North America, South America, Europe and Asia. We maintain the most attractive route network in Mexico, and we are the leading airline at MEX, the largest airport in Mexico, which is capacity constrained, and accounted for 36.3% of total passengers flying within, to and from Mexico in the twelve-month period ended June 30, 2025, according to the AFAC. We also have a strong presence in Mexico’s other large business markets, including Guadalajara and Monterrey, where we provide global connectivity by offering long-haul intercontinental flights. In addition, we have a large footprint in high-demand leisure markets, such as Cancún and Puerto Vallarta. We are the only Mexican airline that is a member of one of the three global airline alliances through our membership in SkyTeam, a global network of 18 international carriers, which we co-founded with Delta more than 25 years ago.

In 2022, as a result of the economic downturn caused by the COVID-19 pandemic, we completed a reorganization process and emerged from a Chapter 11 restructuring with a significantly improved capital structure. Since then, we have invested to expand our fleet and improve the product and customer experience for our passengers and intend to continue doing so. These investments allow us to maintain the highest service standard as the only FSC based in Mexico, as well as our position as Mexico’s airline of choice. We also reduced our cost structure through our restructuring and began upgauging our fleet to larger, more efficient aircraft. We believe these changes have positioned us for significant and profitable growth. We are well positioned for strength, as we operate in one of the largest and highest-growth aviation markets, According to Diio. According to the public filings, our CASK is significantly lower than that of U.S. legacy carriers and major European international FSCs. We believe that the combination of air travel market size and growth in Mexico has created one of the best air travel market environments in the world.

We have a unique business model in Mexico that positions us for success. Key attributes of our business model include:

•	we are the only FSC based in Mexico offering premium services, which drives our significant revenue premium;

•	we offer premium service to a balanced mix of business and leisure customers;

•	we have a young, modern and upgraded fleet;

•	we transformed our business during the COVID-19 pandemic and rightsized our cost structure;

•	we have industry-leading strategic partners, including Delta; and

•	we have a highly valued loyalty program.

Only FSC based in Mexico offering premium services, which drives our significant revenue premium

We are the only Mexican FSC providing premium service to passengers traveling to, from or within Mexico. We provide our passengers with a high-quality customer experience through offering three classes of cabin service, including our business class product, branded as Clase Premier, with lie-flat beds and a private bar area on certain long-haul flights. We offer additional in-flight amenities, including Wi-Fi connectivity with free text messaging, complimentary beverages and meals curated by world-famous chefs and, on most flights, video screens at each seat. Our premium customers have access to our VIP lounges, and we offer best-in-class on-time performance and reliable baggage handling services. In addition, all of our customers have access to our loyalty program, Aeroméxico Rewards, which is the largest program in Mexico. Through our hub-and-spoke model, we offer multiple daily frequencies and extensive connectivity to important business and leisure destinations, including Mexico City, Monterrey, Guadalajara, Cancún, New York, Los Angeles, Madrid, London, Paris,

Rome, Amsterdam, Tokyo, Bogotá, São Paulo, Santiago, Buenos Aires and Seoul. Additionally, the strength of our domestic regional arm, Aeroméxico Connect, provides strong network feed for our international long-haul flights and solidifies our domestic footprint. No other airline provides the same level of service and connectivity in Mexico as us, or has a comparable brand recognition, as evidenced by our leading NPS score as of June 2025 within the Mexican aviation industry. Our position in the Mexican market allows us to generate a significant revenue premium as a result of our higher RASK business model, as compared to that of Mexican ULCCs, according to public filings. In addition, according to Diio, we were ranked as the world’s most on-time global airline in 2024 and retained this leading position for the six-month period ended June 30, 2025.

Premium service to a balanced mix of business and leisure customers

Our high-quality product and service cater to both corporate and leisure customers with higher disposable incomes. We believe we are the leading airline within the business community for both Mexican and international passengers traveling to and from Mexico, which we believe will provide incremental tailwinds for growth. Moreover, as compared to other Mexican airlines, our unmatched global network and high-quality product and service gives us an advantage with Mexican leisure travelers, as well as with international tourists flying into Mexico. We also have a strong presence within the VFR Mexican-American community. We believe that these passengers have growing disposable incomes, as evidenced by historically high level of remittances in 2024, 2023 and 2022, as well as in the twelve-month period ended June 30, 2025, according to the Mexican Central Bank. We also believe that many of these passengers prefer our reliable, safe and premium product offering. Serving these demographics with our product allows us to maintain a significant revenue premium over other Mexican carriers, which are ULCCs that serve a different customer base that does not demand a premium product offering. Our significant revenue premium is also supported by growing household income in Mexico. We believe our attractive mix of both premium business and leisure customers offers stable and balanced performance through different market cycles.

Young, modern and upgraded fleet

As of June 30, 2025, we operate a young and highly efficient fleet with an average age of 8.4 years. By comparison, the average fleet age was 14.8 years for U.S. legacy carriers as of December 31, 2024. As of June 30, 2025, our fleet of 158 aircraft consisted of 22 Boeing 787 Dreamliners, 102 Boeing 737s (which includes both Boeing 737-NG and Boeing 737 MAX aircraft) and 34 E190s. The E190s are part of our regional carrier brand Aeroméxico Connect. In the six-month period ended June 30, 2025, 25.6% of our total flights from MEX, including domestic and international routes, were operated with E190s, which have a configuration of 99 seats per aircraft. As we continue upgauging our fleet, we expect to increase the usage of B737-8 MAX and B737-9 MAX aircraft, each of which have a configuration of up to 181 seats per aircraft. This change could lead to a potential increase of 83% in the number of seats per departure from MEX and an increase in the number of premium seats from 11 to 34 on average for each E190 replaced by a B737-9 MAX.

In addition, as a part of our reorganization, we modified existing aircraft financing agreements and secured new aircraft deliveries under highly attractive terms during the COVID-19 pandemic. We intend to further utilize our highly efficient Boeing 737 MAX aircraft in place of the E190 aircraft on high demand routes, which will upgauge our fleet and further reduce our CASK. We also plan to upgauge our long-haul fleet over time to include a greater proportion of larger capacity B787-9 wide-body aircraft as demand for longer distance business and leisure routes continues to grow. The larger capacity of our newer aircraft, combined with our plan to further upgauge our fleet with wide-body aircraft, would also allow us to expand our cargo business capabilities. Furthermore, the Boeing 737 MAX and Boeing 787 Dreamliner in our fleet consume 14% and 20% less fuel than older comparable aircraft, respectively, and our new Boeing 737 MAX aircraft emit 40% less noise pollution than our older Boeing 737-NG aircraft.

Transformed business with rightsized cost structure

During the COVID-19 pandemic, we underwent a transformational reorganization. Throughout this time, we successfully reset our operations, including various fundamental changes to our revenue generation and cost structure. As of 2024, we estimate that we had approximately $450 million in structural savings as compared to 2019. These changes relate to: (i) $140 million in renegotiated aircraft and engine leasing agreements; (ii) $160 million in labor, selling, general and administrative cost cutting initiatives and renegotiated agreements; and (iii) $150 million in other operating cost efficiencies, in connection with our Chapter 11 restructuring in 2021. Although certain post-COVID-19 pandemic agreements have already expired, we expect to continue having cost savings while the remaining agreements remain in force. These changes included:

•

Fleet – we retired older, inefficient aircraft and replaced them with modern, highly efficient Boeing 737 MAX aircraft to support our upgauging strategy and lower CASK. Further, we renegotiated our aircraft leases to reduce lease rates and improve terms for the remainder of our fleet, resulting in significantly lower costs over the life of the leases. Because of low demand for air travel and the aircraft market conditions during the COVID-19 pandemic, we were able to renegotiate favorable monthly fixed rates that will remain in effect until the expiration of the renegotiated lease agreements. All of our renegotiated lease agreements included a PBH period, which allowed us to temporarily adjust our rent payments according to the usage of the aircraft. In addition, we negotiated lower monthly fixed rental rates that came into effect upon the termination of the relevant PBH period. The last of our PBH periods expired in December 2023. The renegotiated leases expire gradually through 2034. We also amended contracts with OEMs and TechOps MX, an MRO jointly owned by us and Delta, to further reduce ongoing maintenance costs. Our estimated annual cost savings from fleet initiatives were more than $140 million in 2024, as compared to 2019. Our fleet initiatives have been recognized among the best restructuring transactions in 2022 by the Ishka Global and Airfinance Journal.

•

Labor, Selling, General & Administrative – we renegotiated collective bargaining agreements, or CBAs, with our unions and achieved greater productivity by rationalizing compensation, simplifying internal processes and leveraging technology. We also accelerated the shift to direct distribution channels, including our website, to reduce overall transaction costs, and reduced our spending on various other overhead items and external services. Our estimated aggregate annual cost savings from labor, selling, general and administrative initiatives were more than $160 million in 2024, as compared to 2019.

•

Other Operating Costs – we amended many of our vendor agreements to reduce fixed costs and promote a highly variable cost structure. We also rationalized contractors supporting airport and cargo operations, optimized in-flight costs and reduced the real estate and equipment used for in-flight, airport, maintenance, and cargo operations. Our estimated annual cost savings from other operating initiatives were approximately $150 million in 2024, as compared to 2019.

In addition, our cost savings from the renegotiation of redelivery conditions of aircraft already in our fleet are expected to be approximately $120 million overall, which will extend until all aircraft subject to renegotiated leases are redelivered. We expect that cost savings related to our modern aircraft, reduced maintenance costs, shift to direct distribution channels, reduced overhead, optimized in-flight costs and reduced use of real estate and equipment will be sustainable into the future. Cost savings related to our favorable fixed rental rates under our renegotiated leases will remain until these agreements are terminated or renewed.

We believe that the cost saving initiatives we undertook in connection with our Chapter 11 proceedings, particularly the long-term modernization of our fleet and favorable renegotiated fixed monthly rent under our aircraft and engine lease agreements, will continue to reduce our CASK ex-fuel. Pro forma for the cost saving initiatives, we estimate our CASK ex-fuel in 2019 would have been approximately 4.0 cents, which is approximately 17% lower than actual CASK ex-fuel for that year, and we expect our upgauging strategy will support further CASK reductions in the future.

Industry-leading strategic partners, including Delta

We are the only airline in Mexico that is a member of one of the three global alliances through our membership in SkyTeam, a global network of 18 international airlines, which we co-founded with Delta more than 25 years ago. In addition, in 2015, we entered into a JCA with Delta under which the two airlines have coordinated schedules and pricing on cross-border flights between Mexico and the United States under antitrust immunity granted by the DOT, and cooperated in other areas such as loyalty-program reciprocity, lounge access and code sharing. Through our JCA and other agreements with Delta, we have significantly broadened our network reach and increased the options available to our customers. In addition, our ten year partnership has enabled us to adopt international best practices in operations, marketing, customer service and route development. Since our JCA became effective in 2017, we have transported approximately 58 million passengers and operated approximately 454,000 flights covering around 630 million miles between Mexico and the United States, which was the second largest cross-border market in the world by total available seats in the twelve-month period ended June 30, 2025. The DOT’s grant of antitrust immunity for the JCA was subject to periodic review, and following tentative orders, on September 15, 2025, the DOT issued a Final Order terminating the antitrust immunity of the JCA, effective January 1, 2026. As of the date of this prospectus, Delta and we are exploring potential avenues to challenge the Final Order. For more information about the Final Order and its impact on our business, see “—Recent Developments—Final DOT Order,” “Risk Factors—We benefit from strategic alliances, and our results would be adversely affected if our alliances were interrupted” and “—Partnerships and Alliances.”

We expect that we will continue to benefit from our ability to make joint fuel purchases with Delta, which allows us to leverage volume discounts and better credit conditions when purchasing our fuel. Our TechOps MX joint maintenance base with Delta in Querétaro, Mexico, supports our ability to achieve economies of scale and reduces maintenance costs for both Aeroméxico and Delta. We believe that our partnership with Delta has led to a significant increase of our NPS score in the Mexico-U.S. market, while growing passenger traffic by approximately 46.6% from 27.4 million in 2016 to 40.1 million in 2024. In the six-month period ended June 30, 2025, our passenger traffic was approximately 4.7 million. Although we will need to end certain of our practices that were built around the antitrust immunity aspects of the JCA, we believe that our ongoing relationships with Delta, their retained equity stake in our company, combined with the benefits of our broader network and operational strengths, will continue to support our competitive advantage, even though the efficiencies flowing from the antitrust immunity from Delta since 2017 will terminate on January 1, 2026.

We also have code sharing partnerships with other airlines beyond SkyTeam and Delta, including with LATAM. We believe these alliances and partnerships are decisive factors that help drive brand recognition and local market point-of-sale strength, which attract international air travel customers to fly on our system.

Highly valued loyalty program

We control PLM, our subsidiary that operates the Aeroméxico Rewards loyalty program, formerly known as Club Premier, the first frequent flyer program established in Latin America and Mexico’s largest loyalty program. Aeroméxico Rewards is designed to promote customer loyalty and customer satisfaction, which helps us retain and attract customers while generating high margin co-branded revenue streams. As of June 30, 2025, Aeroméxico Rewards had approximately 13.3 million members. Our Aeroméxico Rewards members are able to accumulate and redeem points through a diverse set of travel and shopping partners, as well as everyday credit card expenditure, which drives improved customer loyalty and profitability. Aeroméxico Rewards is the exclusive partner to Aeroméxico and is significantly larger than Mexico’s next largest airline loyalty program. In July 2022, we acquired a controlling stake of PLM, the company that manages Aeroméxico Rewards, resulting in improved customer experience due to the full integration of Aeroméxico Rewards with our digital platforms. We intend to continue expanding Aeroméxico Rewards’ high margin co-branded revenue streams by promoting increased use of Aeroméxico Rewards credit cards. For further information about Aeroméxico Rewards, see “Business—Aeroméxico Rewards Loyalty Program.”

Mexican Air Travel Market

According to Diio, in the twelve-month period ended June 30, 2025, Mexico was the second largest aviation passenger market in Latin America and the 16th largest aviation passenger markets in the world, based on ASKs.

Mexico is also one of the fastest growing aviation passenger markets in the world, with total passengers expanding at a 6.0% compound annual growth rate, or CAGR, between 2014 and 2024, according to the World Bank, and one of the first aviation markets to rebound following the COVID-19 pandemic–induced downturn. Passenger growth CAGR in Mexico between 2014 and 2024 was more than four times faster than Mexico’s real GDP CAGR of 1.3% over the same period, according to the World Bank. Total passengers expanded at a 5.5% CAGR between 2022 and 2024. Furthermore, Mexico continues to be a relatively underpenetrated market. Based on AFAC data, Mexico had only 0.5 annual domestic passengers per capita in 2024 compared to that of other Latin American markets. For instance, Chile had 0.8 annual domestic passengers per capita during the same period, based on Chilean Civil Aeronautics Board data. If Mexican domestic passengers per capita were to increase to a level consistent with that of Chile’s, that would imply nearly twice the number of annual domestic passengers. If Mexico’s domestic passengers per capita were to increase to a level consistent with the United States or Canada, which had 2.5 and 2.1 annual domestic passengers per capita in 2024, respectively, based on DOT data and Government of Canada Air Passenger Traffic data, that would imply over six times the number of annual domestic passengers.

Source: The World Bank and Country Air Traffic Records (AFAC, DOT, Government of Canada and Chilean Civil Aeronautics Board).

The Mexican airline competitive landscape has materially changed since the start of the COVID-19 pandemic. Interjet, which was the second largest airline at MEX – the largest international airport in Mexico – and our closest competitor, with a domestic passenger market share of approximately 20% in 2019, ceased all operations in December 2020, with its fleet almost entirely repossessed by lessors. Interjet’s fleet of 67 aircraft, as of 2019, represented approximately 20% of passenger aircraft operated by Mexican carriers, and has been removed from the Mexican market. Interjet was also the second largest carrier at MEX, and its MEX capacity has been redistributed to other airlines, including Aeroméxico. In 2019, 87% of Interjet’s overall MEX routes overlapped with ours. In addition, we covered all of Interjet’s routes in the United States and Canada. The routes of other domestic competitors did not cover as much of Interjet’s network: Volaris covered only 63% of Interjet’s MEX routes and 58% of its United States and Canada routes, and Viva Aerobus covered only 39% of Interjet’s MEX routes and 17% of its United States and Canada routes.

Grupo Aeroméxico and other airlines coverage of Interjet’s 2019 routes

As a result of Interjet’s insolvency, we have increased our presence and connectivity at MEX, allowing us to provide improved options to our passengers at times when they most want to travel. We believe the combination of air travel market size and growth in Mexico has created one of the best air travel market environments in the world.

Recent Financial Performance

Our strategic position as Mexico’s only FSC in the attractive Mexican air travel market has resulted in strong recent financial results. In 2024, our record revenue of $5,619.9 million exceeded our 2023 revenue by 14.3%, driven by highly robust demand. We also generated record levels of operating income in 2024, with industry-leading operating income margins of 19%. Our revenue for the six-month period ended June 30, 2025 was $2,497.7 million, a decrease of 7.3%, or $197.2 million, compared to the same period ended June 30, 2024. This decline was primarily driven by a significant depreciation of the Mexican peso, which weakened from an average exchange rate of Ps.17.08 per $1.00 in the first half of 2024 to an average exchange rate of Ps.20.02 per $1.00, in the first half of 2025. Nevertheless, our cost-saving initiatives and disciplined cost management helped preserve margin resilience, delivering an operating income margin of 17.7% for the twelve-month period ended June 30, 2025. We expect that the future growth of the Mexican aviation market and our low cost structure will support our continued outperformance relative to other FSCs.

1.	Non-recurring gain of $307.7 million (non-cash) recorded in the fourth quarter of 2022 as a result of the remeasurement to fair value of Grupo Aeroméxico’s existing 51.14% interest in PLM.
2.

2Q’25 LTM total revenue is calculated as (i) total revenue from the six-month period ended June 30, 2025, which amounted to $2,497.7 million, plus (ii) total revenue for the year ended December 31, 2024, which amounted to $5,619.9 million, minus (iii) total revenue for the six-month period ended June 30, 2024, which amounted to $2,694.9 million.

3.

2Q’25 LTM, total operating income is calculated as (i) total operating income from the six-month period ended June 30, 2025, which amounted to $372.3 million, plus (ii) total operating income for the year ended December 31, 2024, which amounted to $1,066.7 million, minus (iii) total operating income for the six-month period ended June 30, 2024, which amounted to $478.0 million.

Our Competitive Strengths

We believe that the following key strengths position us to be the airline of choice in Mexico and a key global competitor in international aviation markets.

Largest carrier in Mexico with leading hub in Mexico City

We are the largest air carrier in Mexico, with flights to every major city in Mexico and over 52 international cities in 22 countries across multiple continents and operate the largest fleet in Mexico with 158 aircraft. To support more efficient utilization of our slot portfolio, we are upgauging our fleet with young, highly efficient aircraft. Our fleet also includes 22 wide-body aircraft that provide us with the capability to fly long-haul flights to South America, Europe and Asia, unlike any other carrier in Mexico. In addition, we are the largest carrier in Mexico City, the commercial and political capital of Mexico, through our hub at MEX, the largest airport in Mexico. In the six-month period ended June 30, 2025, MEX accounted for 33.1% of departures and arrivals, according to AFAC, and 68.9% of all domestic corporate demand in Mexico, according to PRISM. Following Interjet’s insolvency, its capacity was redistributed to other airlines, including Aeroméxico. As a result, we have increased our presence at MEX, allowing us to provide improved service options to our passengers. Our strong leadership position at MEX allows us to offer more flights with better connectivity from the airport and serve our premium oriented customer base, as this airport is located at approximately 6.5 kilometers from Mexico City’s city center. In addition, in 2022, Mexico City opened an additional airport, NLU, where we also provide services. The shortest distance from NLU to Mexico City’s city center is approximately 45.6 kilometers. We believe our large fleet, comprehensive global network and expansive operations at MEX position us best to take advantage of growth in air traffic in Mexico.

Significant revenue premium compared to other Mexican carriers

We are the only FSC in Mexico, which we believe to be the largest aviation market in the world served by only one home-based FSC. Our large global network, combined with our membership in the SkyTeam global alliance, provides our Mexican-based customers with access to many markets and countries that no other carrier, domestic or foreign, can provide. Our high-quality product and service provide a more premium experience than any other Mexican carrier. We offer a three-class cabin, unlike any other carrier in Mexico, consisting of Clase Premier (business class), AM Plus (premium economy) and Economy, with in-flight entertainment, Wi-Fi, free messaging, chef prepared meals and full bar options for our passengers. Our focus on customer service is validated by internal studies that show that our NPS was approximately 35.5 points higher than the airline industry average of the other Mexican airlines as of June 2025. We also had the highest NPS score among Mexican airlines in the domestic market, and we have the second highest score in the Latin American and U.S.-Mexico cross-border markets for flights originating from Mexico. In addition, according to Diio, we were ranked as the world’s most on-time global airline in 2024 and retained this leading position for the six-month period ended June 30, 2025. Our expansive network, high quality product and loyalty program are unmatched relative to that of other Mexican carriers and allow us to achieve a significant revenue premium. Our RASK in the twelve-month period ended June 30, 2025 was 100% higher than the average of other Mexican airlines on a stage-length adjusted, or SLA, basis, and we expect to grow this premium in the future by continuing to provide a superior product and service.

Source: CNBV & SEC company filings, Diio.

1.

Figures are adjusted to Grupo Aeroméxico’s average stage length during the twelve-month period ended June 30, 2025, of 1,982 kilometers using each carrier’s scheduled average stage length for the period. SLA RASK = RASK * (Carrier average stage length / 1,982) ^ (0.5).

Highly improved and competitive cost structure

Our CASK for the twelve-month period ended June 30, 2025 was substantially lower than that of U.S. legacy carriers and major European international FSCs flying to Mexico. We have grown our cost advantage as a result of our 2022 reorganization and continued cost discipline. Our reorganization simplified and optimized our aircraft fleet through:

•	the cancellation or renegotiation to market terms of leases;

•	upgauging of our fleet to reduce operating costs and increase capacity;

•	renegotiation of labor agreements;

•	rationalization of our overhead costs; and

•	the renegotiation of aircraft redelivery conditions.

On a combined basis, we estimate these initiatives led to over $450 million in annual operating cost savings in 2024, as compared to 2019, including more than $140 million cost savings related to fleet initiatives. Additionally, we have significantly lowered our average fleet age through our reorganization. Our average fleet age was approximately 8.4 years as of June 30, 2025 (compared to an average of 14.8 years for U.S. legacy carriers as of December 31, 2024). We are also implementing additional cost-saving initiatives, including workforce realignment, targeted reductions in selling, general and administrative expenses to streamline operations, an increase in aircraft acquisitions aimed at reducing redelivery costs, and the deployment of cost-control measures across various operational and corporate line items. We expect these initiatives to yield near-term operating cost savings.

We believe our younger fleet has increased reliability and reduced downtime, allowing us to minimize maintenance costs and maximize fuel efficiency while providing our passengers with a better product. Between 2019 and June 30, 2025, we reduced our fuel consumption per ton-kilometer by 9%, and between 2020 and June 30, 2025, 166,344 tons of CO2 emissions have been avoided as a result of our fuel efficiency program. Our reorganization and continued cost discipline have allowed us to create a leaner and more variable cost structure, which we believe will support a substantial reduction in our CASK and CASK ex-fuel. We intend to continue maintaining cost discipline in our business to sustain our competitive cost structure in the future. The chart below shows the CASK ex-fuel for the twelve-month period ended June 30, 2025, of our company and U.S. legacy carriers and major European international FSCs.

Source: Public filings and Diio.

Note: All carriers’ CASK ex-Fuel converted to dollars using the average spot rates for the period. Lufthansa CASK ex-Fuel only includes network airlines.

1.

Figures are adjusted to Grupo Aeroméxico’s average stage length for the twelve-month period ended June 30, 2025 of 1,982 kilometers using each carrier’s scheduled average stage length for the period. SLA CASK ex-Fuel = CASK ex-Fuel * (Carrier average stage length /1,982) ^ (0.5).

Strategic partnership with Delta

We have a long-standing bilateral strategic partnership with Delta that started more than 25 years ago, and Delta owns 20.0% of our outstanding shares. This relationship has flourished over the years through co-founding the SkyTeam alliance, the TechOps MX partnership, and Aeroméxico becoming the only Mexican airline to receive an investment from a global U.S. carrier. In 2015, we entered into a JCA with Delta under which the two airlines have coordinated schedules and pricing on cross-border flights between Mexico and the United States under antitrust immunity granted by the DOT, and cooperated in other areas such as loyalty-program reciprocity, lounge access and code sharing. The DOT’s grant of antitrust immunity for the JCA was subject to periodic review. Since our JCA became effective in 2017, we transported approximately 58 million passengers and operated approximately 454,000 flights, covering around 630 million miles between Mexico and the United States. Our JCA and other agreements with Delta have significantly broadened our network reach and increased the options available to our customers. In addition, our partnership has enabled us to adopt international best practices in operations, marketing, customer service and route development.

The JCA was subject to DOT review following our joint application with Delta to renew the antitrust immunity associated with it in 2022, and on September 15, 2025, after tentative orders, the DOT issued a Final Order terminating the antitrust immunity of the JCA, effective January 1, 2026. For more information about the Final Order and its impact on our business, see “—Recent Developments—Final DOT Order,” “Risk Factors—We benefit from strategic alliances, and our results would be adversely affected if our alliances were interrupted” and “—Partnerships and Alliances.”

Our relationship with Delta has increased our competitiveness and improved the overall customer experience for our passengers by providing a broader network, greater connectivity, improved schedules at diverse price points, frequent flyer reciprocity and shared VIP lounge access. We believe that our partnership with Delta has led to a significant increase of our NPS score in the Mexico-U.S. market, while growing passenger traffic by approximately 46.6% from 27.4 million in 2016 to 40.1 million in 2024. In the six-month period ended June 30, 2025, our passenger traffic was approximately 4.7 million. Although we will need to adjust certain of our practices that were built around the antitrust immunity aspects of the JCA, we believe that our ongoing relationships with Delta in aspects that can be continued in full compliance with the antitrust laws, combined with the benefits of our broader network and operational strengths, will continue to support our growth, even though the efficiencies flowing from the antitrust immunity from Delta since 2017 will terminate on January 1, 2026.

Main Mexico-U.S. Cross-border Routes

(1)

The map does not show all of our routes between Mexico and the United States or all of our routes covered by the JCA between us and Delta. It includes only the main operational and recently announced Mexico-U.S. cross-border routes in terms of number of transported passengers and passenger revenue.

Well recognized and highly valued brand and loyalty program

We have received many awards for our high-quality product and service. Among our most important accolades, we were named a “Five Star Global Airline” by Airline Passenger Experience Association, or APEX, for the sixth consecutive year under the “Global Airlines” category. In addition, according to Diio, we were ranked as the world’s most on-time global airline in 2024 and retained this leading position for the six-month period ended June 30, 2025. Also, in 2024 and 2023, we were among the “Most Responsible Companies in ESG” according to MERCO, and recognized as the “Champion of Experience” and among the 13 most valuable Mexican brands by Kantar BrandZ and as the “Favorite Airline in Mexico” by Trazee Travel Magazine for the fifth consecutive year. We also received the “Best Flight Experience” award from the Food and Travel Reader in 2022 and 2023. We believe that accolades such as these help further the strength of our brand within our target markets. Our world-class operations and customer service are highly valued by our customers, and we believe that it has significantly improved our already high NPS score.

Our Aeroméxico Rewards loyalty program is the largest loyalty program in Mexico, with approximately 13.3 million members as of June 30, 2025. Aeroméxico Rewards members are able to earn and redeem points for flights, hotels, car rentals and at retail partners. We have three status tiers within our program, which offer members differentiated benefits such as complimentary upgrades and access to VIP lounges throughout our network. Our loyalty program members are our most valuable customers. The average fare paid by our Aeroméxico Rewards members for our flights was approximately 19.8% higher than that of non-members in the six-month period ended June 30, 2025.

We have co-branded credit card agreements with American Express and Banco Santander México S.A. Institución de Banca Múltiple, Grupo Financiero Santander de México, or Santander, with a combined total of more than 395,000 cardholders as of June 30, 2025. Under our co-branded credit card agreements, Aeroméxico Rewards members receive points for purchases on their credit cards. Our membership growth plan is instrumental in creating value with our leading bank partners. Together we can leverage our three prominent brands in the Mexican marketplace to create everyday touchpoints with our customers, further fueling engagement and loyalty. We also have partnerships with other airlines, hotels, car rental companies and other third parties that allow our members to accumulate and redeem points at a wide variety of partners. Our co-branded credit cards and third-party partnerships provide us with high margin, diversified revenue streams tied to broader consumer spending rather than air travel. We plan to further expand our loyalty program and credit card partnerships in Mexico and globally.

Seasoned management team

We have a seasoned management team who is focused on protecting and valuing our customers and staff, our most valuable assets. We are the only Mexican airline to be certified as a top employer by the Top Employers Institute in 2023, 2024 and 2025. Our team has more than 98 years of combined experience. Our chief executive officer, Andrés Conesa Labastida, joined us in 2005 and has over 21 years of experience in the aviation industry, including being the chairman of the SkyTeam alliance, a member of the board of governors of the International Air Transport Association, or IATA, becoming the first Mexican to be appointed as chairman of IATA’s board of governors, and serving as chair of the executive committee of the Latin American and Caribbean Air Transport Association, or ALTA, one of the largest Latin American and Caribbean aviation organizations. Our chief financial officer, Ricardo Sánchez Baker, joined us in 2006 and has over 20 years of experience in the aviation and technology industries, including previously serving as chairman of the board of directors of the Sabre Corporation and chair of the Land Support Services (Servicios de Apoyo en Tierra), or SEAT, Technical Committee, which involves Grupo Aeroméxico and Aerolínea del Estado Mexicano, S.A. de C.V., also known as Mexicana de Aviación. Our chief operating officer, Santiago Diago Heilbron, joined our team in 2021 and has more than 33 years of experience in the aviation industry, including serving as Avianca’s executive vice-president, chief operating officer and vice president of flights operations. He has also worked at LAC and LAN airlines and is an A320 pilot. Our chief commercial officer, Aaron James Murray, joined our team as chief commercial officer in 2021 and has more than 24 years of commercial aviation experience, including with Northwest Airlines and Delta.We believe that our seasoned and experienced management team distinguishes us from many of our competitors, providing us with deep market and operational insight into how to be successful in our sector.

Strong operations and customer service

With origins dating back to the 1930s, we have a tenured track record providing safe and reliable service and we aim to continue to optimize our operational excellence for our customers going forward. We have improved our on-time performance to 92.2% in the six-month period ended June 30, 2025, as compared to 87.4% in the six-month period ended June 30, 2024 and 88.1% in 2024. According to Diio, we were ranked as the world’s most on-time global airline in 2024 and retained this leading position for the six-month period ended June 30, 2025. Our mishandled baggage rate and completion factor were 4.2% and 99.8%, respectively, in the six-month period ended June 30, 2025. We intend to invest in fleet expansion, renewal and customer service. By investing in product consistency, reliability and service, we will continue to transport our customers to their destinations on-time, which we believe will allow us to maintain and expand our revenue premium.

We have worked to improve our customer services by expanding the digital tools at our customers’ disposal. For example, we have made improvements to our electronic processes that handle the passenger check-in system, including changes that allow our customers to modify their reservations, seat assignment and monitor their baggage in real time through our mobile application. We have also adopted several other key initiatives, including new and automated baggage reconciliation system and new technologies, such as biometrics, kiosks modernization and check-in improvements. For further information about our information technology systems, see “Business—Information Technology.”

Our Growth Strategy

We aim to provide global connectivity and premier customer service to the Mexican aviation market. Through our differentiated product offering and high-level of customer service, we believe that we can continue to maintain our leadership in Mexico. Several key pillars of our growth strategy going forward include:

Upgauging our fleet to drive highly profitable growth

We are committed to an investment plan to expand our product offering and enhance our customer service. We expect to expand our capacity primarily through upgauging our fleet, which presents fewer risks than expanding our fleet by adding new aircraft. This expansion is expected to improve our profitability throughout our network. Moreover, we intend to increase the uniformity of our fleet, which we believe will improve operational efficiency, reduce operating, fuel and maintenance costs and improve our training programs. We have grown our fleet by 16% between 2021 and 2024 and we anticipate growing our fleet by 3% between 2025 and 2026. Through upgauging, we have also grown our overall capacity, measured based on the total number of seats in our fleet, by 25% between 2021 and 2024 and expect our overall capacity to grow by 4% between 2025 and 2026. Upgauging primarily helps us optimize usage of our capacity at MEX and maximize our revenue premium, while flying newer and larger aircraft that are generally preferred by customers. This offers the most efficient and profitable growth as larger aircraft drive lower CASK due to operational leverage, as well as increased fuel efficiency. We intend to further increase the use of modern and efficient aircraft, such as the Boeing 737 MAX, with a better and consistent product to replace older, less efficient, lower capacity aircraft, such as the E190, across our domestic network, as well as more efficient wide-body aircraft such as the B787-9 for our international long-haul flights. For risks related to our fleet upgauging strategy, see “Risk Factors—Risks Related to Our Business—Our fleet consists entirely of aircraft manufactured by Boeing and Embraer, and we rely on a limited number of suppliers for our engines. As such, we are susceptible to issues that affect these suppliers.”

Fleet Upgauge – E190 v. B737-9 MAX

(1)	Considers estimated costs for each aircraft operating the same route during 2024.

Expanding our network through new profitable destinations as well as densifying existing routes

We plan to continue to expand our network by growing our existing routes and expanding into new profitable markets by growing our existing network by upgauging to larger aircraft with more seats in capacity constrained airports and by adding additional frequencies to high traffic, profitable destinations, using airports with available incremental capacity. Increasing capacity on existing profitable routes provides the most efficient and profitable path to expand our network, as these routes have an existing customer base, sales efforts and infrastructure in place.

We also look to grow our network through new profitable international and domestic routes, including from airports outside of our hub in Mexico City, such as the Guadalajara, Cancún and Monterrey airports, and international destinations that are attractive to VFR passengers. Similar to our existing network opportunity, we believe that there are incremental routes, including those previously served by other airlines but not Aeroméxico, where we can profitably expand our network. Adding incremental routes to our network will further allow us to leverage our loyal customer base, providing them air service to even more travel destinations.

In addition, we have expanded our Mexico-U.S. cross-border operations with 27 new routes, from nine airports in Mexico to 17 destinations in the United States. With the new routes and increased frequencies to current destinations, we operated 82 daily frequencies to the United States as of June 2025, which represents an increase of approximately 4.0% in departures compared to June 2024, with a presence in 35 markets across the United States. For the risks related to our strategic alliances and network expansion, see “Risk Factors—Risks Related to our Business—We benefit from strategic alliances, and our results would be adversely affected if our alliances were interrupted.”

Sharpening our focus on premium travelers

We intend to consolidate our position as the carrier of choice for travelers to, from, and within Mexico through a variety of strategies that we believe will grow our revenue premium.

We plan to further analyze data on flight occupancy, pricing and demand, utilization rates and revenue per route to expand our revenue base and support our network growth strategy. These efforts are intended to allow us to optimize our schedules and frequencies to important business and leisure destinations. In addition, we believe we are the airline of choice for Mexican corporations, and we intend to reach agreements with more business entities to solidify our position as the preferred carrier for business travel across our domestic and international network. By offering flights to the destinations where our premium customers want to travel when they want to travel, we believe that we will enhance our value proposition and drive growth. The other major airlines based in Mexico generally provide more limited frequency point-to-point service and predominantly serve travelers that are more price-sensitive.

Additionally, we will continue to analyze customer preference data in order to enhance our product offering to premium customers, to grow our value proposition and customer loyalty while also attracting new high yielding customers. As we replace our E190s with new Boeing 737 MAX aircraft across our domestic network, we will significantly improve customer experience. The Boeing 737 MAX is our newest aircraft model and has exclusively designed seats, on-board Wi-Fi, high-definition screens in every seat, individual USB ports and more personal storage space than our E190s. As we increase our usage of the Boeing 737 MAX in place of E190s, our customers will have a much more consistent and much higher quality experience that will allow us to grow our revenue premium.

Continuing to drive growth through our partnerships, including with Delta and other airlines

We believe that our longstanding partnership with Delta and with SkyTeam gives us a competitive advantage unmatched by other carriers in Mexico. These partnerships offer global connectivity and more simplified travel experience to many more destinations than any of our Mexican competitors. Through our code sharing agreements with SkyTeam members, our customers currently have access to over 13,600 daily flights to 1,000 destinations in 160 countries, as of September 2025. There is still significant untapped potential to leverage our position, to establish additional partnerships globally and profitably grow our business.

We have benefitted significantly from ten years of our partnership with Delta through the JCA, which has enjoyed antitrust immunity granted by the DOT. The JCA has provided us with significant synergies in the cross-border Mexico-U.S. aviation market. The metal neutral nature of our JCA has broadened our customer reach, increased our service options for our customers with expanded connectivity and maximized profitability by capitalizing on the strength of the Aeroméxico and Delta brands in their local points of sale. We intend to continue evaluating new initiatives with Delta to support incremental revenue growth and margin enhancement opportunities. Since January 2024, we have introduced 27 new cross-border routes, from nine airports in Mexico to 17 destinations in the United States, and we increased by 6% the number of available seats in routes covered by our JCA between June 2024 and June 2025, widening options for passengers traveling between Mexico and the United States. Within the scope of our JCA, we and Delta offered approximately 85 daily flights between Mexico and the United States on approximately 81 routes in 2024. With the new routes and increased frequencies to current destinations, we operated 82 daily frequencies to the United States as of June 2025, which represents an increase of approximately 3% in departures compared to June 2024, with a presence in 60 markets across the United States.

The JCA was subject to DOT review following our joint application with Delta to renew the antitrust immunity associated with it in 2022. On January 26, 2024 and July 19, 2025, the DOT issued tentative orders tentatively terminating this antitrust immunity; and on September 15, 2025, the DOT issued a final order terminating the antitrust immunity of the JCA, effective January 1, 2026. The Final Order directs us and Delta to wind down certain joint operations covered by the immunity, such as price coordination, schedule coordination, and revenue sharing, while we may still retain arm’s-length cooperation, including in code sharing, frequent flyer program reciprocity, and other joint marketing activities. In the Final Order, the DOT stated that “Delta and Aeroméxico will continue cooperating as arm’s-length commercial partners, continuing many of the benefits of the joint venture.” The DOT further stated that “even without immunity, they will still be able to provide consumer benefits through code sharing, frequent flyer program cooperation, and other joint marketing activities

(activities they have engaged in for more than 30 years), which will enable them to continue to attract customers to their services.” Although we will need to end certain of our practices that were built around the antitrust immunity aspects of the JCA, we believe that our ongoing relationships with Delta in aspects that can be continued in full compliance with the antitrust laws, combined with the benefits of our broader network and operational strengths, will continue to support our growth, even though the efficiencies flowing from the antitrust immunity with Delta since 2017 will terminate on January 1, 2026. For more information about the Final Order and its impact on our business, see “—Recent Developments—Final DOT Order,” “Risk Factors—We benefit from strategic alliances and our results would be adversely affected if our alliances were interrupted” and “Business—Partnerships and Alliances.”

Given the success of our JCA with Delta, we see further opportunities for similar bilateral partnerships with other airlines across South America, Europe and Asia. For example, between 2020 and 2024, we entered into strategic code sharing agreements with LATAM, giving our loyal customers additional south bound destinations in Ecuador and Peru. We are expanding that list of destinations under those agreements. Those partnerships also provide loyalty program reciprocity and lounge access in certain locations. We believe there are meaningful growth prospects in broadening our code sharing with LATAM and enhancing connectivity throughout the Americas.

Additional partnerships will help us widen our network reach and increase service connectivity, while still operating under our lower cost structure. We believe this combination will allow for meaningful incremental growth and enhanced profitability.

Expanding our leading loyalty program, Aeroméxico Rewards

Aeroméxico Rewards is Mexico’s leading loyalty program with approximately 13.3 million members as of June 30, 2025. Aeroméxico Rewards membership has grown by approximately 64.4% between December 31, 2020 and June 30, 2025, and by approximately 14.0% between June 30, 2024 and June 30, 2025. Our program is designed to build lifetime engagement with our highest-value customers through a combination of point-based rewards and a comprehensive suite of elite travel benefits. We offer unique point accrual and redemption opportunities across our partners, the most important being the ability to redeem for air travel on Aeroméxico and our other airline partners worldwide.

In July 2022, we completed the acquisition of most of Aimia’s minority stake in Club Premier, currently known as Aeroméxico Rewards, to obtain control over PLM, which unlocked our ability to establish a direct relationship with our customers and members and allowed us to offer a streamlined digital experience and enhanced portfolio of redemption options that accelerated our customer engagement. This program has enabled us to expand program penetration and drive additional premium revenue to Aeroméxico. In addition, as part of our reorganization, we transformed our loyalty program from a distance-based to revenue-based accrual program to attract, incentivize, and reward our most valuable and loyal customers and increase the value proposition for individuals flying shorter distances. We continue to explore additional initiatives that will drive growth for Aeroméxico while also delivering more value to our customers, including through cross-selling services. We believe that these initiatives will support further membership growth in the program, which we also plan to supplement with marketing campaigns on our website and at airports.

Our Aeroméxico Rewards program also benefits from long-term growth in the underpenetrated Mexican loyalty and credit card markets. As of June 30, 2025, our membership base accounted for approximately 10.2% of the total Mexican population. Based on precedent examples across the globe, we believe there is significant room for continued expansion. By comparison, in 2024, LATAM Airlines’ loyalty program, LATAM Pass, accounted for approximately 13% of the population in the relevant geographies where the program operates (Argentina, Brazil, Chile, Colombia, Ecuador and Peru), Avianca’s LifeMiles accounted for approximately 23% of the population in Colombia and Qantas’ Loyalty accounted for 60% of Australia’s population. Additionally, the credit card market in Mexico remains underpenetrated, relative to that of other developed and emerging economies. According to the IMF, in Mexico, the average number of credit cards per adult is approximately 0.3x compared to 0.8x, 1.2x and 2.2x in Chile, Brazil and the U.S., respectively, as of December 31, 2023. As the unbanked population in Mexico continues to diminish with the aid of smartphones and financial technology companies, the eventual sophistication of consumers will drive an increase in the origination and usage of credit cards with travel benefits. Even a modest increase in the per capita credit card rate in Mexico could result in significant growth in our co-branded credit cards.

Enhancing Revenue Premium Through Product Differentiation and Personalization

We have undertaken a transformation of our product offering and the way it is displayed, segmented, and priced. Leveraging modern technology, we now present customers with a more clearly defined and differentiated value proposition across our cabin classes—Economy, AM+, Premier, and Premier One—which enables initial segmentation through differentiated pricing and service attributes. Within each cabin class, we offer a range of branded fare families—Basic, Classic, and Flex—designed to reflect varying customer preferences and willingness to pay. These fare families differ by attributes such as carry-on allowance, checked baggage, seat selection, and ticket flexibility, providing additional differentiation across service levels.

We also continue to expand our ancillary revenue portfolio through the use of NDC standards and emerging technologies to develop and distribute value-added services, including lounge access, priority boarding, and pet transportation. These offerings support our strategy of addressing a broad range of customer needs through customizable options that enhance the travel experience.

Our revenue management systems have been enhanced through the integration of advanced data analytics and customer behavior insights, allowing for more accurate alignment of pricing with perceived customer value across fare classes. We have supported these efforts through investment in personnel, processes, and analytical tools, which enable a more dynamic and precise approach to inventory and price optimization. These capabilities are intended to strengthen our competitive positioning relative to both full-service and low-cost carriers.

We are also in the process of piloting continuous pricing models powered by artificial intelligence. These dynamic pricing strategies are intended to unlock additional revenue potential while offering customers a broader range of price points and product options tailored to their individual needs and preferences.

Our Route Network

As of June 30, 2025, we offer service to 52 international cities in 22 countries and 48 domestic destinations, including every major city in Mexico. The map below represents our international route network as of the date of this prospectus, including operational and recently announced routes.

Main International Routes(1)

(1)	The map does not show all international routes. It includes only the main operational and recently announced international routes in terms of transported passengers and passenger revenue.

Recent Developments

Capital Stock Reduction

On September 22, 2025, we convened a shareholders’ meeting, scheduled to be held on October 9, 2025 to propose a reduction of the variable portion of our capital stock, through a reimbursement of capital to our shareholders. The cash distribution to our shareholders of the capital reduction is expected to occur between October 10, 2025, and October 15, 2025, and in any event before the closing of this offering and will be made to each shareholder of record as of October 9, 2025. The capital reduction will not result in a reduction in the number of our shares outstanding, since our shares have no par value.

Final DOT Order

The JCA was subject to DOT review following our joint application with Delta to renew the antitrust immunity associated with it in 2022. On January 26, 2024 and July 19, 2025, the DOT issued tentative orders tentatively terminating this antitrust immunity; and on September 15, 2025, the DOT issued the Final Order terminating the antitrust immunity it had granted to the JCA citing concerns that Mexican government actions had distorted competition, particularly in relation to slot management at MEX. The termination will be effective as of January 1, 2026. Consequently, the Final Order directs us and Delta to wind down certain joint operations that were covered by the immunity, such as pricing coordination, schedule coordination, and revenue sharing by that date. At the same time, the Final Order does not prevent us from continuing to engage in arm’s-length cooperation, such as code sharing, frequent flyer program reciprocity, and other joint marketing activities. The termination of antitrust immunity introduces complexities in ensuring compliance with antitrust laws during the transition period and in our dealings with Delta. We are implementing measures to address these complexities As of the date of this prospectus, Delta and we are exploring potential avenues to challenge the Final Order. For more information about the Final Order and its impact on our business, see “Risk Factors—We benefit from strategic alliances and our results would be adversely affected if our alliances were interrupted” and “Business—Partnerships and Alliances.”

Capital Stock Split

On August 25, 2025, we approved a 1-to-10 stock split of our authorized, issued and outstanding common shares. Following the split, our common shares remain registered, nominative and with no par value. Accordingly, the number of our authorized common shares increased from 150,066,355 (out of which 13,642,396 were treasury shares) to 1,500,663,550 (out of which 136,423,960 are treasury shares), and the numbers of our issued and outstanding and treasury common shares were each adjusted accordingly at a 1-to-10 ratio. The capital stock split did not affect our shareholders’ proportional ownership or corporate rights.

DGIE Approval

In anticipation of this global offering, we sought regulatory approval from the DGIE to amend our bylaws to, among other things, reflect provisions applicable to a public company in Mexico and add provisions so that Mexican investors, at all times, control us as required by the Mexican Foreign Investment Law. On March 22, 2024, we received the DGIE Regulatory Approval to amend our bylaws for purposes of adopting the corporate form of an S.A.B. de C.V., which is the corporate form we are required to have to register our shares with the RNV maintained by CNBV, and list our shares on a licensed Mexican stock exchange (which are pre-requisites to conduct a public offering of our shares and the ADSs). The DGIE Regulatory Approval enables us to proceed with this global offering of our current single series of common stock in the form of ADSs, without any further amendments to our bylaws.

In addition, following the requirements of the DGIE Regulatory Approval, we submitted to the DGIE review a draft of revised bylaws to, among other changes, reflect a split and reclassification of our single series of common shares into three separate series of shares (earmarked for Mexican investors, foreign investors and neutral shares for public investors (including foreign investors, but without any voting rights, to underlie the ADSs)) and establish corporate safeguards to ensure that we are controlled by Mexican investors at all times. On September 30, 2024, we received additional comments from the DGIE to our submission. After completion of the global offering, we intend to submit a new draft of our bylaws to the DGIE and comply with the DGIE requirements, but the timing of this review and eventual approval of the subsequent amendment to our bylaws remain uncertain, as the DGIE may request additional information or further amendments to our bylaws.

In addition to amending our bylaws, if the DGIE so instructs as a means to comply with the DGIE Regulatory Approval, we may adopt legal structures designed to ensure compliance with the DGIE requirements relating to our control by Mexican investors. Once we receive authorization from the DGIE relating to our bylaws and, if applicable, the related control structures, we will call a shareholders’ meeting to adopt the revised bylaws approved by the DGIE. See “Risk Factors—Risks Related to the ADSs and the Shares Underlying the ADSs—Following this global offering, we may be required to amend our bylaws to split our single series of common shares into three series of shares and to reclassify the shares sold in this global offering into new series of shares and your rights as an ADS holder may be modified to comply with the DGIE Regulatory Approval and the Mexican Foreign Investment Law” and “Description of Capital Stock—Restrictions Applicable to non-Mexican Investors—Restrictions on Ownership under the Mexican Foreign Investment Law.”

Consistent with the legal requirement that Mexican investors control us, the DGIE Regulatory Approval also requires that, once the reclassification takes place, as approved by the DGIE, (i) Mexican investors appoint and remove a majority of the board members and members of the board committees, and the president of the board

(that would have a casting vote) and the president of each board committee, (ii) a majority of board members appointed by Mexican investors be present at each meeting of the board or a committee to have a quorum, and (iii) all shareholder decisions be approved by a majority of Mexican investors.

Our Corporate Structure

The following chart shows our simplified corporate structure, reflecting our main shareholders and material operating companies, as of the date of this prospectus:

(1)

Includes 273,130,040 shares held directly by the Apollo shareholder and 32,197,150 shares held by Banco Actinver F/5292 Trust on behalf of the Apollo shareholder. See “Principal and Selling Shareholders.”

We have three main operating subsidiaries: Aerovías Empresa de Cargo S.A. de C.V. (known as Aeroméxico Cargo), Aerovías de México S.A. de C.V. (known as Aeroméxico), and Aerolitoral S.A. de C.V. (known as Aeroméxico Connect). Aeroméxico is our principal commercial airline subsidiary operating mainly on high-density routes, such as international routes and among the Mexican business triangle between Mexico City, Guadalajara and Monterrey. Aeroméxico Connect is our second commercial airline subsidiary for short-haul markets and covers mostly domestic destinations within Mexico. As of June 30, 2025, Aeroméxico and Aeroméxico Connect employed approximately 75.8% of our employees.

Aeroméxico Cargo is our operating subsidiary providing freight services to our customers locally and internationally. Estrategias Especializadas en Negocios, S.A. de C.V. provides airport ground handling services exclusively to us. PLM manages our loyalty program, Aeroméxico Rewards. All of our subsidiaries are incorporated in Mexico.

Our History

Our company was founded in 1934 as Aeronaves de México, S.A. de C.V., or Aeronaves. Highlighted below are summary descriptions of certain significant events since our founding:

•	1957: We began flying to New York City and Los Angeles and subsequently expanded by adding operating routes to Spain and France.

•	1959: The Mexican government nationalized Aeronaves.

•	1971: The company began operating under the commercial name “Aeroméxico.”

•

1988: Aeronaves declared bankruptcy and suspended its operations as a result of a significant decrease in demand for air travel in Mexico during the 1980s and a strike by its employees in April 1988. Also in 1988, the Mexican government incorporated Aeroméxico, which then acquired substantially all of the assets of Aeronaves, and the company recommenced operations on a limited number of routes.

•	1991: We launched our Club Premier frequent-flyer program, currently known as Aeroméxico Rewards, the first loyalty program by a Mexican airline.

•	1994: As a result of a financial and operational restructuring, we became a subsidiary of Cintra, S.A. de C.V., or Cintra, a Mexican government-controlled entity.

•	2002: Grupo Aeroméxico was incorporated as the holding company of Aeroméxico’s operations.

•	2011: Grupo Aeroméxico completed its initial public offering in Mexico on the BMV.

•	2012: Delta acquired approximately 30.2 million shares, representing 4% of our equity capital.

•

2015: We entered into a JCA with Delta to deepen joint collaboration on Mexico-United States flights, leading to a lasting commercial relationship with Delta. The JCA includes code sharing agreements, frequent-flyer reciprocity and shared privileges such as access to VIP lounges.

•

2017: Delta launched and completed a tender offer to acquire up to 32% of the shares and settled derivative contracts acquired in 2014 and 2015 for an additional 13% stake, reaching an approximately 49% equity stake.

•

2018: We restructured our fleet and launched a cost optimization program. By this time, Citigroup had sold the majority of its equity stake in our company. Due to share repurchases pursuant to a share repurchase program, Delta’s equity state increased to 51% of our outstanding shares by 2018, subject to the 49% voting limitation imposed under the Mexican Foreign Investment Law.

•

2020: As a result of the COVID-19 pandemic and decrease in demand for passenger air travel, we made substantial changes to our operations and reduced our service offerings. We also filed for voluntary protection under Chapter 11 of the U.S. Bankruptcy Code.

•	2022: We emerged from our Chapter 11 proceedings, satisfying the restructuring plan and completing our exit financing.

•

2022: We obtained control over Club Premier loyalty program, currently known as Aeroméxico Rewards, which had approximately 13.3 million members as of June 30, 2025. We also started the delisting process of our pre-emergence shares on the BMV.

•

2023: We started to see the benefits of our Chapter 11 restructuring efforts and accomplished better results for the year than in any prior year. Standard & Poor’s Global Ratings and Moody’s Investors Service upgraded our credit ratings with a positive outlook.

•	2024: We registered our shares in the RNV, and consequently, we were transformed from Sociedad Anónima Promotora de Inversión, or S.A.P.I, into an S.A.B. de C.V.

Chapter 11 Emergence

On June 30, 2020, as a result of the COVID-19 pandemic downturn, we and certain of our affiliates filed voluntary Chapter 11 petitions before the U.S. Bankruptcy Court in the Southern District of New York to commence a court-supervised restructuring while continuing to serve our customers. Our shareholders approved the restructuring plan on January 14, 2022, and we obtained the U.S. Bankruptcy Court’s approval of the restructuring plan on February 4, 2022. On March 17, 2022, we announced that the conditions precedent to consummate the restructuring plan had been satisfied, and we emerged from Chapter 11 as of that date. The resolutions adopted at our shareholders’ meetings authorized us to effect, among other things:

•	capital stock increases necessary to equitize claims and issue equity in relation to the new money investment;

•

the reverse split of all pre-emergence shares and post-emergence shares that represented our post-emergence capital stock, using a conversion factor of one post-emergence share for each 5,000,000 of our pre-emergence shares; and

•

the designation of a new board of directors composed of, among other directors, Mexican nationals and independent members in accordance with applicable law. For further information about the composition of our board of directors, see “Management—Directors and Executive Officers.”

Our shares were fully subscribed and paid, reflecting the above, with effect as of March 17, 2022. Upon the Chapter 11 emergence, and in accordance with the restructuring plan, on March 17, 2022, we publicly announced that:

•	we had 136,423,959 post-emergence shares outstanding, in addition to 13,642,396 treasury shares; and

•

the theoretical value of the post-emergence shares, which is calculated as the ratio of our equity value divided by the subscribed post-emergence shares, was Ps.389.0, or $22.3, per post-emergence shares, based on the March 17, 2022 exchange rate published by the Mexican Central Bank.

Our post-Chapter 11 emergence shareholders included:

•	the Apollo shareholder;

•	Delta;

•	existing and new investors in Mexico forming the voting control group;

•	other contributors of equity capital in accordance with the restructuring plan; and

•	certain other parties, or respective designees, holding allowed claims in the Chapter 11 proceedings.

See “Principal and Selling Shareholders” for additional information regarding the ownership of our equity capital.

Also on March 17, 2022, key investors funded new exit debt financing in the amount of $762.5 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness— Exit financing.” As a result of the equity and debt capital contributions from investors in connection with the Chapter 11 proceedings, we received access to $1.5 billion in new capital as part of the restructuring plan. On December 2, 2022, we filed the motion to close. The deadline to object to the motion to close was December 16, 2022, and no objections were presented. On December 22, 2022, the U.S. Bankruptcy Court issued a final decision closing the Chapter 11 proceedings, as the restructuring plan was substantially consummated and the distributions for most of the eligible claims have been made. On November 14, 2024, we redeemed in full $662.5 million of outstanding exit financing notes, at a redemption price of 104.250%, plus interest, additional amounts and premiums.

Tender Offer

On October 10, 2022, we obtained CNBV’s authorization to launch a tender offer to purchase, at a price of Ps.184.78, or approximately $10.60, per share up to 11,535,328 ordinary, nominative shares, of a single series, with no par value, representing approximately 8.46% of the total outstanding shares prior to the conclusion of the Chapter 11 proceedings, or the pre-emergence shares, with the purpose of delisting all of the shares from the BMV and subsequently cancelling the registration of the pre-emergence shares in the RNV. The tender offer began on October 11, 2022 and expired on November 8, 2022. Ps.877.9 million, or $42.4 million, in aggregate principal amount of the pre-emergence shares, totaling 4,751,255 shares, was validly tendered pursuant to the tender offer, representing approximately 3.48% of our outstanding shares. The purchase price was the greater of (i) the average trading price during the previous 30 trading days, or (ii) the shares’ book value. The tender offer was made pursuant to the terms and conditions established in an offer to purchase and information memorandum (folleto informativo), dated October 10, 2022.

On November 9, 2022, we requested that the CNBV cancel the registration of our pre-emergence shares in the RNV. On December 13, 2022, the CNBV issued an official notification confirming such cancellation. As a result, we were required to create a trust with sufficient funds to acquire the pre-emergence shares at the tender offer purchase price from any investor who did not participate in the tender offer before its expiration. The trust was required to be available for a period of at least six months as from December 13, 2022, and could be extended. On June 12, 2023, we announced an extension of the period to acquire pre-emergence shares until July 14, 2023. The trust was terminated on July 31, 2023, following the expiration of the July 14, 2023, extension. Pursuant to Mexican law, we ceased to be an S.A.B. de C.V., in connection with the cancellation of the registration of our shares in the RNV.

On March 28, 2023, we became an S.A.P.I. de C.V. On April 30, 2024, our shareholders approved the amendment to our bylaws to reflect a capital structure of an S.A.B. de C.V. On July 26, 2024, the CNBV authorized the registration of our shares in the RNV, and we became an S.A.B. de C.V. company. On November 27, 2024, we filed an application with the CNBV to conduct a secondary public offering of our shares in Mexico, simultaneously with this offering. We expect to obtain this authorization before the closing of this offering. In addition, we have applied for the listing of our shares on the BMV and, as of the date of this prospectus, the application is pending.

Our Business

General

We provide public air carrier services for passengers and goods, including charter and cargo services, domestically within Mexico and internationally. Together with our air carrier passenger services, we manage our Aeroméxico Rewards loyalty program, which offers numerous benefits to our customers.

In addition to our domestic routes, we leverage Mexico’s central geographical location to connect the Americas with the rest of the world through international and long-haul routes. We have partnerships with other airlines, mainly through our Delta relationship and our membership in the SkyTeam Alliance, which allow us to benefit from code sharing agreements that extend our reach throughout the globe, frequent flyer program reciprocity, access to VIP lounges and shared marketing efforts. Through this business model, we have created a leading Latin American aviation franchise and established a strong presence on significant international routes to and from Mexico. We believe that in Mexico, we are the preeminent legacy airline with a loyal client base and substantial brand recognition.

Our air carrier services consist of:

•

scheduled passenger air carrier services, which include domestic and international ticket sales and ancillary passenger revenues (which consist primarily of revenue from seat upgrades and add-on services, such as excess baggage fees);

•	cargo air carrier services; and

•	other services.

As the only FSC based in Mexico, we have a products and services portfolio focused on specific customer segments. We operate two airline brands:

•	Aeroméxico; and

•	Aeroméxico Connect.

Aeroméxico, our main airline brand, operates mainly on high-density routes, such as international routes and among the Mexican business triangle between Mexico City, Guadalajara and Monterrey. Internationally, we have reinforced the Aeroméxico brand by focusing our marketing strategy on business travelers and on business routes between Mexico and international destinations, mainly the United States. Aeroméxico Connect is our brand for low-density, short-haul markets, and covers mostly domestic destinations within Mexico.

In addition to our airline brands, we offer aviation-related services to Aeroméxico and to Aeroméxico Connect, as well as to unrelated third parties, through our subsidiaries such as training services through our subsidiary AM Formación; air cargo transportation services through our subsidiary Aeroméxico Cargo; and the management of our loyalty program through our subsidiary PLM.

Passenger air carrier services

As of June 30, 2025, we operated approximately 550 scheduled passenger flights per day on average, flying to 48 domestic destinations and 52 international destinations from Mexico, including 26 in the United States, three in Canada, seven in South America, nine in Central America and the Caribbean, five in Europe and two in Asia. In addition, we resumed the route to Seoul, South Korea in the third quarter of 2024. In the six-month period ended June 30, 2025, revenue from international and domestic passenger flights represented 36.8% and 63.2%, respectively, of our passenger revenue in the period. In 2024, revenue from international and domestic passenger flights represented 60.5% and 39.5%, respectively, of our passenger revenue in the year. Our passenger air carrier services are sought out by our customers, particularly by business travelers, due to our network, our customer service, leading loyalty program, the high frequency of our services, our record for on-time performance and schedules designed to make possible same-day round-trip flights to a variety of business destinations in Mexico and the United States. Our passenger air carrier operations include ancillary services, such as sales of non-flight items such as seat upgrades, preferred seats and add-on services (excess baggage and other fees charged to passengers).

We operate our passenger air carrier service pursuant to concessions granted by the SICT. See “Regulation—Regulation of the Mexican Airline Industry—Concession for the Provision of Domestic and Regular Air Transportation Services” for additional information about the terms of our concessions.

Domestic services

According to the AFAC, as of June 30, 2025 and as of December 31, 2024, 2023 and 2022, we had a 26%, 28%, 28% and 26% share of the domestic Mexican market, respectively, measured by passenger traffic. In the six-month period ended June 30, 2025, and the full years of 2024, 2023 and 2022, we transported 7.9 million, 17.0 million, 17.5 million, and 15.1 million passengers on domestic flights within Mexico, respectively.

International services

According to the AFAC, as of June 30, 2025, we had a 13% market share for passengers traveling between Mexico and international destinations and, as of December 31, 2024, 2023 and 2022, we had a 14%, 13% and

13% market share for passengers traveling between Mexico and international destinations. These international destinations include the United States, Canada, Central America and the Caribbean, South America and Europe. International passenger operations, including through our partnership with Delta, represented 22% market share of our scheduled and charter operations in the six-month period ended June 30, 2025, and 21%, 20% and 20% market share of our scheduled and charter operations in 2024, 2023 and 2022, according to the AFAC. In the six-month period ended June 30, 2025 and the full years of 2024 and 2023, we transported approximately 6.6 million, 9.4 million and 11.1 million passengers on international flights operated by us and through our partnership with Delta.

Cargo services

Cargo business represented 6.1% and 5.3% of our total revenue in the six-month period ended June 30, 2025 and full year 2024, respectively. Our cargo operations are managed by our wholly owned subsidiary Aeroméxico Cargo. Our cargo business consists of:

•	domestic and international cargo transport using the belly capacity of passenger aircraft in our scheduled passenger flights; and

•	cargo transport by other airlines, through inter-airline agreements, which allows us to deliver cargo to destinations that are not covered by our scheduled passenger flights network.

In 2021, we conducted 104 exclusive cargo flights under charter contracts, mainly from Asia to Mexico and from Mexico to South America. We operated our exclusive cargo flights under special license waivers granted during the COVID-19 pandemic; however, these special waivers expired as in July 2021 and we do not expect them to be renewed. In addition, our AFAC approval to conduct exclusive cargo flights expired in January 2023 and does not allow extensions. As a result, we terminated our exclusive cargo flights in May 2022.

Other operations

In addition to our passenger and cargo air transportation business, we also engage in other businesses, including provision of services, such as:

•	training by our subsidiary AM Formación; and

•	franchise systems (through which we operate Aeroméxico travel stores in various locations in Mexico).

We also offer vacation packages to our customers through Aeroméxico Vacations, formerly known as Gran Plan. Through this service, customers have the opportunity to purchase vacation travel packages that include flight, hotel and/or car rental combinations at a discounted price compared to the cost of purchasing the products separately.

The table below sets forth certain information relating to revenues generated by our relevant service categories for the periods indicated:

	For the Six-Month Period Ended June 30,					For the Year Ended December 31,
	2025	% of revenue	2024	% of revenue	Variation	2024	% of revenue	2023	% of revenue	Variation	2022	% of revenue	Variation
	(in millions of dollars, except percentages)
Passenger Revenue
Passengers	1,980.8	79.3%	2,170.2	80.5%	(8.7%)	4,504.8	80.2%	4,042.8	82.2%	11.4%	3,073.5	80.6%	31.5%
Ancillaries	277.4	11.1%	296.9	11.0%	(6.6%)	646.1	11.5%	461.4	9.4%	40.0%	328.9	8.6%	26.6%

Total passenger revenue	2,258.3	90.4%	2,467.0	91.5%	(8.5%)	5,150.9	91.7%	4,504.2	91.6%	14.4%	3,402.4	89.3%	32.4%
Non-ticket revenue
Air cargo	152.3	6.1%	140.9	5.2%	8.1%	296.1	5.3%	269.9	5.5%	9.7%	291.3	7.6%	(7.3)%
Other	87.1	3.5%	86.2	3.2%	1.0%	172.9	3.1%	142.0	2.9%	21.7%	118.3	3.1%	20.0%
Total non-ticket revenue	239.4	9.6%	227.1	8.4%	5.4%	469.0	8.4%	411.9	8.4%	13.9%	409.6	10.7%	0.6%

Total revenue	2,497.7	100.0%	2,694.9	100.0%	(7.3%)	5,619.9	100.0%	4,916.1	100%	14.3%	3,812.0	100%	29.0%

In the six-month period ended June 30, 2025, revenue from international and domestic operations represented 63.5% and 36.5% of our total revenue, respectively. In 2024, revenue from international and domestic operations represented 60.1% and 39.9% of our total revenue, respectively. In 2023, revenue from international and domestic operations represented 58.6% and 41.4% of our total revenue, respectively. In 2022, revenue from international and domestic operations represented 40.1% and 59.9% of our total revenue, respectively. The table below presents our revenue per geographical region.

	For the Six-Month Period Ended June 30,			For the Year Ended December 31,
	2025	2024	Variation	2024	2023	Variation	2022	Variation
	(in millions of dollars, except percentages)
International	1,586.8	1,567.1	1.3%	3,377.8	2,879.3	17.3%	2,282.6	26.1%
Domestic	910.8	1,127.7	(19.2%)	2,242.0	2,036.8	10.1%	1,529.4	33.2%

Total	2,497.7	2,694.9	(7.3%)	5,619.9	4,916.1	14.3%	3,812.0	29.0%

Our Routes

We offer multiple flights every day to an extensive list of business and leisure destinations internationally and domestically within Mexico. Our destinations include Mexico City, Monterrey, Guadalajara, Cancún, New York City, Los Angeles, Madrid, London, Paris, Amsterdam, Bogotá, São Paulo, Santiago, Lima, Buenos Aires and Seoul. In addition to our Aeroméxico brand, our domestic and regional arm, Aeroméxico Connect, solidifies our domestic footprint and increases our network by offering routes that connect with Aeroméxico’s international long-haul flights.

Our route network, our aircraft maintenance and other facilities are designed around a hub-and-spoke model, with MEX serving as the central hub. The map below shows our international route network, including operational and recently announced routes:

Main International Routes(1)

(1)	The map does not show all international routes. It includes only the main operational and recently announced international routes in terms of transported passengers and passenger revenue.

Our Fleet

Aircraft

The table below shows the number of aircraft in our fleet, including leased and owned aircraft, as of the dates indicated:

	As of June 30,		As of December 31,
	2025	2024	2024	2023	2022
Aeroméxico
B787-8	8	8	8	8	8
B787-9	14	13	14	12	11
B737-700-NG	—	—	—	—	1
B737-800-NG	34	34	34	35	36
B737-8 MAX	42	34	37	33	33
B737-9 MAX	26	19	21	18	13

Subtotal	124	108	114	106	102
Aeroméxico Connect
E190	34	37	34	40	42

Total(1)	158	145	148	146	144

(1)	Excludes five owned B737-700-NG aircraft which, as of June 30, 2025, were not flown in revenue passenger service and are being maintained to source spare engines.

Our route network ranges from short-haul domestic routes to transcontinental long-haul flights, and we operate different types of aircraft depending on the characteristics of each route. We assign aircraft types to routes based on a combination of factors, including aircraft range, flight frequency and cost efficiency. We have selected our aircraft based on their ability to provide services effectively and efficiently on these routes, and also in order to gain operational and cost efficiencies related to having a limited number of aircraft types that we operate.

Our fleet consists entirely of Boeing and Embraer aircraft. By using only aircraft from these two suppliers, we reduce our costs and improve efficiency by simplifying our maintenance needs and requiring our pilots to be trained to fly only a limited number of aircraft types.

As of the date of this prospectus, we operate three types of aircraft in our fleet:

•	The Boeing 787 Dreamliner family of aircraft, consisting of:

•	the B787-8, designed for 243 passengers and an approximate range of 13,500 kilometers; and

•	the B787-9, designed for 274 passengers and an approximate range of 14,000 kilometers;

•	the Boeing 737 family of aircraft, consisting of:

•	the B737-8 MAX, designed for 162-178 passengers and an approximate range of 6,480 kilometers;

•	the B737-9 MAX, designed for 178-193 passengers and an approximate range of 6,110 kilometers;

•	the B737-800-NG, designed for up to 186 passengers and an approximate range of 5,700 kilometers; and

•	the E190, designed for 99 passengers and an approximate range of 4,500 kilometers.

For short- and medium-haul domestic and international flights, we operate Boeing 737 and E190 aircraft. For long-haul passenger flights, we operate Boeing 787 Dreamliner aircraft.

In the six-month period ended June 30, 2025, we added five B737-8 MAX and five B737-9 MAX to our operational fleet. In 2024, we added four B737-8 MAX, three B737-9 MAX and two Boeing 787 Dreamliners to our operational fleet. In 2023, we added five aircraft to our fleet, one Boeing 787 Dreamliner and five Boeing 737 MAX aircraft. In 2022, we added 19 new aircraft to our fleet, all consisting of Boeing 737 MAX.

We expect to lease at least 13 new aircraft between 2025 and 2026, of which 10 will be Boeing 737 MAX aircraft and three will be Boeing 787 Dreamliner aircraft.

As of June 30, 2025, we had 158 passenger aircraft in our operating fleet, of which 130 aircraft were leased, 26 aircraft were subject to finance lease agreements and two aircraft were owned by us. During the six-month period ended June 30, 2025, one of our operating leases was converted into finance leases. As of December 31, 2024, we had 148 passenger aircraft in our operating fleet, of which 122 aircraft were leased, 24 aircraft were subject to finance lease agreements and two aircraft were owned by us. In 2024, we paid off two of our aircraft finance leases. As of December 31, 2023, we had 146 passenger aircraft in our operating fleet, of which 136 were leased and 10 aircraft were subject to finance lease agreements. As of December 31, 2022, we had 144 passenger aircraft in our operating fleet, of which 133 were leased and 11 aircraft were subject to finance lease agreements.

Engines

In addition to our aircraft fleet, we also maintain an inventory of leased spare engines in order to minimize aircraft downtime for maintenance issues. These spare engines are used as replacements when our aircraft’s operating engines are removed for heavy maintenance. As we have expanded our Boeing 737 MAX fleet over the past two years, we have also increased our inventory of replacement engines that can be used on these aircraft. The table below shows the number of leased spare engines in our fleet as of June 30, 2025:

As of June 30, 2025
Engine type
Leased engines
CF34-10	12
CFM 56	5
LEAP	12
GENX	6

Total leased engines(1)	35
Owned engines
CFM 56	10
CF34-10	1

Total owned engines	11

Total(1)	46

(1)	Excludes (i) one CFM 56 engine that was inoperative; and (ii) three CF34-10 engines that were in redelivery process to the lessor as of June 30, 2025.

As a result of our Chapter 11 proceedings and reorganization process, we were able to favorably renegotiate the terms of our long-term maintenance arrangements with the manufacturers of the engines for our fleet of Boeing 737 MAX and Boeing 787 Dreamliner aircraft, CFM and GE, respectively. We amended the terms of the relevant agreements to reflect our updated fleet plan (including purchases from Boeing) and to re-set the pricing for the maintenance of the related engines (LEAP 1-B engines for the Boeing 737 MAX and

gEnx-1 B74/75 engines for the Boeing 787 Dreamliner aircraft). These engine maintenance agreements generally provide for relatively modest monthly payments to the manufacturers based on engine utilization and serve to lock in pricing for future heavy maintenance services based on pre-agreed rates. They also provide for access to spare engines from the manufacturer in certain circumstances in the event flight activities are impacted while engines are undergoing heavy maintenance. The agreements require that we maintain at all times a set ratio of spare engines to total engines in the fleet. As part of the renegotiation of the agreement with CFM, we agreed to purchase additional LEAP 1-B spare engines to ensure maintenance of the required spare engine ratios given the growth of our Boeing 737 MAX fleet during our Chapter 11 proceedings.

Aircraft lease agreements

We lease the vast majority of our aircraft and spare engine fleet through operating lease agreements with a variety of established international aircraft leasing companies pursuant to which we pay monthly rent. The market for aircraft leasing and financing is active and not concentrated among few entities. We have lease agreements with more than 20 of the principal international aircraft lessors. This approach reduces the risks associated with leasing assets from a small group of lessors.

We believe that in general our aircraft and spare engine lease agreements include terms, conditions and covenants that are customary for similarly situated airlines. All of our operating lease agreements have similar structure and similar terms and conditions, which are customarily accepted in the aircraft leasing industry. These terms and conditions include usual delivery and redelivery conditions, conditions precedent, conditions subsequent, lessor and lessee covenants, insurance requirements, indemnity provisions and representations and warranties. As of June 30, 2025, 130 of our aircraft, all of which were operational, were subject to operating lease agreements.

We also have aircraft finance leasing agreements supported by EXIM guarantees pursuant to which we follow a periodic schedule of interest and principal payments and have the option to acquire the aircraft at the end of the leasing period. These agreements were renegotiated during our Chapter 11 proceedings through omnibus financing agreements that may cover more than one aircraft. The interest rate of our finance leasing agreements is fixed. As of June 30, 2024, eight of our aircraft were subject to financing agreements classified as financial debt under IFRS, and the aggregate outstanding amount under these financing agreements was $89.8 million. The outstanding amount for each of our three aircraft financing agreements classified as financial debt under IFRS was $63.3 million, $19.5 million and $7.0 million. As of December 31, 2024, the aggregate outstanding amount under these financing agreements was $107.5 million, and the outstanding amount for each of our three aircraft financing agreements classified as financial debt under IFRS was $71.4 million, $24.9 million and $11.2 million. As of December 31, 2023, the aggregate outstanding amounts under these financing agreements was $142.1 million and the outstanding amounts for each of our three aircraft financing agreements were $87.1 million, $35.5 million and $19.5 million.

As of December 31, 2023, 10 of our aircraft were subject to these financing agreements, and the aggregate outstanding amount under these financing agreements was $142.1 million. The outstanding amounts for each of our three aircraft financing agreements were $87.1 million, $35.5 million and $19.5 million. As of December 31, 2022, 11 of our aircraft were subject to these financing agreements, and the aggregate outstanding amount under these financing agreements was $176.0 million. The outstanding amounts for each of our aircraft financing agreements were $102.6 million, $45.8 million and $27.8 million as of December 31, 2022. We believe that our aircraft finance leasing agreements supported by EXIM guarantees include terms, conditions and covenants that are customary for EXIM financing of similarly situated airlines.

Our leases generally require that we pay a cash security deposit or provide a letter of credit in an amount equal to approximately one to two months’ rent. We also commit to operate, register, insure and maintain the aircraft and the lessor’s rights therein in accordance with specific requirements outlined in each lease, and to return the aircraft in compliance with the redelivery conditions included in the lease. We are also generally required to provide our lessors with certain financial information and to inform them of the operational and maintenance status of the aircraft from time to time. Our leases in most cases also include obligations to maintain our corporate existence and limitations on our ability to merge into another entity or transfer all or substantially all of our assets or to sublease or otherwise transfer possession of the aircraft. Our leases also include obligations to indemnify the lessor for certain taxes and for losses they may incur as a result of our operation of the aircraft. Our lease agreements include events of default that we believe are customary in the industry, such as non-payment of rent, failure to fulfill insurance requirements, breach of covenants, insolvency and similar occurrences and cross defaults to other indebtedness and to other leases with the same lessor. Upon the occurrence of an event of default, subject to applicable grace periods, the lessor has the right to terminate the lease and to take possession of the aircraft or spare engine.

The table below shows information about our leased aircraft and aircraft subject to financing as of June 30, 2025:

	Number of aircraft	% of total aircraft	Aircraft average age
Leased aircraft
Aeroméxico Connect	17	10.8%	15.7
Aeroméxico	113	71.5%	5.9
Financed aircraft
Aeroméxico Connect(1)	17	10.8%	15.0
Aeroméxico(2)	9	5.7%	12.2
Owned aircraft
Aeroméxico	2	1.3%	18.8

Total(3)	158	100%	8.4

(1)	Consists of finance leases of E190 aircraft that are not considered financial debt pursuant to IFRS 16.
(2)	Consists of (i) eight finance leases considered as financial debt pursuant to IFRS 16 and supported by EXIM guarantees; and (ii) one finance lease not considered as financial debt pursuant to IFRS 16.
(3)	Excludes five owned B737-700-NG aircraft which, as of June 30, 2025, were not flown in revenue passenger service and are being maintained to source spare engines.

In response to the significant decrease in passenger traffic during the early days of the COVID-19 pandemic and our Chapter 11 proceedings, we renegotiated the financial terms of our lease and aircraft financing agreements. We agreed with our aircraft and spare engine lessors to suspend rent payments under our lease agreements for specified periods of time. These deferral agreements were structured as amendments to our existing lease agreements, according to which the rent due to the relevant lessor was deferred, in whole or in part, for a certain period and then restructured to be repaid in instalments, plus interest, later.

During our Chapter 11 proceedings, we were able to successfully restructure and renegotiate all of our aircraft and spare engine leases and to enter into new leases for additional aircraft on favorable economic and legal terms, reflecting the market conditions during the COVID-19 pandemic. Out of our 130 leased aircraft in operation as of June 30, 2025, 81 are subject to leases that were renegotiated during the Chapter 11 proceedings and 49 are subject to new leases entered into during or after the COVID-19 pandemic. These restructured and new leases are significantly homogeneous across our fleet in terms of structure, contractual terms and covenants than before our Chapter 11 proceedings. We believe that the substantial homogenization of our lease agreements achieved during this process has helped and will continue to help us reduce technical, administrative and legal costs.

As a result of our Chapter 11 proceedings, we were able to reject and return to the relevant lessors 19 aircraft (of which one subsequently returned to our fleet under a new lease agreement) and four spare engines that no longer met the operational or cost objectives of our fleet plan, resulting in significant cost savings. In addition, across our renegotiated leases, the major improvements to the terms included:

•	PBH periods: to account for the substantial decline in demand during the COVID-19 pandemic, for a determined period, the monthly rent payment consisted of a formula based on the actual hourly usage of the aircraft and its engines. To protect against passenger traffic uncertainty after the COVID-19 pandemic, the PBH period lease was capped and applicable until the termination of the PBH period or until passenger traffic levels met certain levels, whichever occurred first. The last of our PBH period expired in December 2023;

•

Revised fixed rent rates: we renegotiated the fixed rent applicable after the termination of the PBH period, Given the market conditions, uncertainties during the COVID-19 pandemic and low demand for aircraft rentals, the fixed rent rates that we were able to renegotiate were lower than the rates prior to the COVID-19 pandemic. These fixed rent rates are applicable until the expiration of the respective lease agreement; and

•

Improved maintenance reserves and better redelivery conditions: requirements to pay maintenance reserves to lessors under our lease agreements were eliminated, which allowed us to improve our liquidity. In addition, we were able to renegotiate mirror in/mirror out redelivery conditions, which consist of the method to calculate the compensation due as a result of airframe and engine maintenance and depreciation, upon the termination of the lease. Under the renegotiated agreements, we agreed with our lessors to return the aircraft in similar conditions in which the aircraft was at the moment when the leases were renegotiated, instead of on the at the original delivery date under the lease, which reduces our redelivery costs.

The schedule payment of our aircraft finance agreement was also renegotiated, and we refinanced our outstanding balance and interest rates under these agreements.

Because of the prevailing market uncertainty at the time, our aircraft leases entered into during or immediately after the COVID-19 pandemic have rental rates that are substantially lower than pre-COVID-19 pandemic levels. The fixed rent under these agreements is applicable until the expiration of the respective lease agreement.

Our leases generally require that we pay a cash security deposit or provide a letter of credit in an amount equal to approximately one to two months’ rent. We also commit to operate, register, insure and maintain the aircraft and the lessor’s rights therein in accordance with specific requirements outlined in each lease, and to return the aircraft in compliance with the redelivery conditions included in the lease. We are also generally required to provide our lessors with certain financial information and to inform them of the operational and maintenance status of the aircraft from time to time. Our leases in most cases also include obligations to maintain our corporate existence and limitations on our ability to merge into another entity or transfer all or substantially all of our assets or to sublease or otherwise transfer possession of the aircraft. Our leases also include obligations to indemnify the lessor for certain taxes and for losses they may incur as a result of our operation of the aircraft. Our lease agreements include events of default that we believe are customary in the industry, such as non-payment of rent, failure to fulfill insurance requirements, breach of covenants, insolvency and similar occurrences and cross defaults to other indebtedness and to other leases with the same lessor. Upon the occurrence of an event of default, subject to applicable grace periods, the lessor has the right to terminate the lease and to take possession of the aircraft or spare engine.

Aircraft purchase agreements

In 2002, we entered into a general terms agreement with Boeing, which sets out the general terms and conditions that are then incorporated into the aircraft specific purchase agreements we have entered into with Boeing for specific aircraft types. In 2002 we entered into a purchase agreement for Boeing 737-NG aircraft, and in 2006 we entered into a purchase agreement for Boeing 787 Dreamliner aircraft. In 2012, we signed an agreement to purchase Boeing 737 MAX aircraft from Boeing. The Boeing 787 Dreamliner and Boeing 737 MAX aircraft purchase agreements remained in effect when we filed for Chapter 11 protection in 2020. During our Chapter 11 proceedings, we were able to successfully restructure these agreements on favorable terms. We reduced our firm commitment to purchase additional Boeing 737 MAX aircraft from 54 to 20 aircraft, all of which have already been delivered, and obtained other contractual improvements. As of the date of this prospectus, we have no pending obligations or available purchase options under any aircraft purchase agreement.

Maintenance

The maintenance on our aircraft fleet consists of three main types:

•	airframe line maintenance;

•	airframe heavy maintenance;

•	engine maintenance; and

•	components overhaul and repair.

Airframe line maintenance

Airframe line maintenance consists of routine scheduled inspections of our aircraft, including:

•	48-hour, weekly and overnight services;

•	“A” and “B” services; and

•	diagnostics and routine repairs.

We provide airframe line maintenance service directly, through our own Aeroméxico and Aeroméxico Connect employees, on Aeroméxico and Aeroméxico Connect aircraft, respectively, at our MEX maintenance facilities and all of our domestic stations. Our Aeroméxico facilities in MEX are certified by the AFAC and FAA and accommodate up to seven wide-body aircraft and 27 narrow-body aircraft, whereas our Aeroméxico Connect facilities are certified by the AFAC and accommodate nine regional jets. In addition to our MEX facilities, we have maintenance hangars in Guadalajara and Monterrey. For maintenance in international destinations, we use a combination of our own employees and contractors, as needed depending on the operations volume in each destination.

We provide airframe line maintenance service primarily to our aircraft. All maintenance services performed on our aircraft at airports in Mexico are performed by our personnel, while maintenance services at international airports may be performed by our personnel, third parties supervised by our personnel or exclusively by third parties, depending on the airport. Our maintenance facilities at MEX also feature specialized repair shops designed to accommodate components and emergency equipment, as well as representatives from our main manufacturers, including Boeing, Embraer and GE. Certain line maintenance services may be provided by third-party contractors at international stations.

Airframe heavy maintenance

Airframe heavy maintenance consists of more complex inspections and tests, including:

•	“C” checks; and

•	other aircraft services that typically require more than a four-day visit to our maintenance facilities.

The airframe heavy maintenance of our leased and purchased aircraft is performed by third-party providers. Previously, TechOps MX, our affiliate, performed most of the airframe heavy maintenance services on our narrow-body aircraft. In September 2022, we entered into agreements with MRO Holdings, an aviation services provider specializing in maintenance, repair and overhaul services, for the lease of facilities and sale of TechOps MX operating assets, to MRO Mexico, a subsidiary of MRO Holdings. Under the agreement, MRO Mexico is responsible for providing aircraft modification, maintenance, repair, overhaul and storage services. As we contract higher-maintenance capacity with MRO Mexico, the terms of this agreement become more favorable to us. The agreement permits us to receive these services from other third-party providers acceptable to the company in case of default by MRO Mexico. MRO Holdings may terminate this agreement by providing us written notice, among others: (a) if TechOps MX become insolvent; (b) if we fail to make timely payments; (c) if we fail to fulfill our obligations or to timely cure such breach; and (d) pursuant to a force majeure event. The agreement has an initial 10-year term, which may be extended at our discretion for additional ten-year periods.

The agreement became effective on September 18, 2022. Accordingly, airframe heavy maintenance for our aircraft is now conducted by MRO Mexico.

Engine maintenance

We have PBH engine maintenance contracts for our Boeing 787 Dreamliner GENx engines and our Boeing 737 MAX LEAP engines. GE is our exclusive supplier for our Boeing 787 Dreamliner aircraft engines and CFM is our exclusive supplier for our Boeing 737 MAX aircraft engines. We may get the engines from other suppliers, not only from the manufacturer. These PBH agreements have two price components:

•	a price rate per Engine Flight Hour, or EFH, fixed monthly; and

•	a rate per EFH charged only when the engine goes through a qualified Performance Restoration, or PR.

The EFH rate is multiplied by the number of hours of engine utilization since the relevant engine was new or since its most recent PR.

We believe these PBH engine maintenance arrangements with the OEMs temporarily provide us with more favorable and predictable pricing for, as well as accessibility to, engine maintenance over the lifetime of the engines than other alternatives in the market. Our long-term maintenance agreements with GE and CFM generally provide that the manufacturer may terminate such agreements in the event we fail to make payments when due thereunder (subject to grace periods) and in the event the number of the particular type of engines we operate falls below certain minimum levels. In addition, either party has the right to terminate the agreement in the event of a material breach by the other party (subject to grace periods).

Component overhaul and repair

Major repair to certain components, including engines, auxiliary power units, or APUs, and landing gear, is performed by third-party providers outside of Mexico. For the repair of these components, we enter into agreements with the OEMs and approved MRO facilities.

We currently have 19 component overhaul and repair agreements. These agreements include temporary PBH provisions and cost per-cycle agreements covering wheels and brakes, landing gears overhaul services and inflight entertainment equipment support. Our current business partners under these agreements include Liebherr Aerospace, Embraer, KLM Engineering and Maintenance, Lufthansa Technik, Safran Landing Systems, Panasonic Avionics Corporation and Boeing. These agreements have varying terms from 2023 to 2037 and cover components such as landing gear, wheels and brakes and other aircraft and engine components.

Airport Facilities and Operations

Mexican airports

Our main hub is located at MEX, and we also operate at other airports in and outside of Mexico. We operate hangars, aircraft parking and other airport service facilities at MEX and other Mexican airports through concessions granted by the AFAC.

Our operations in each airport are conducted under agreements with the respective airport’s operator. Our principal airport operations agreements with respect to Mexican airports include:

•	our airport services agreement, dated November 30, 2023, between us and Aeropuerto Internacional de la Ciudad de México, S.A. de C.V. (which operates MEX);

•	our airport services agreement, dated September 30, 2022, between us and Aeropuerto Internacional Felipe Ángeles, S.A. de C.V. (which operates NLU);

•	our airport services agreement, dated March 8, 2024, between us and Aeropuertos y Servicios Auxiliares to service the following airports: Ciudad Obregón, Colima, Ciudad del Carmen, Campeche,

Chetumal, Ciudad Victoria, Guaymas, Ixtepec, Loreto, Matamoros, Nuevo Laredo, Nogales, Poza Rica, Puerto Escondido, Puebla, Tehuacán, Tamuín, and Uruapan;

•

our airport services agreement, dated January 2, 2012, between us and Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajío, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Mexicalli, S.A. de C.V., Aeropuerto de Morelia, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San José del Cabo, S.A. de C.V. and Aeropuerto de Tijuana, S.A. de C.V., subsidiaries of Grupo Aeroportuario del Pacifico;

•

our airport services agreement, dated July 1, 2005, as amended from time to time, between us and Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Minatitlan, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V. and Aeropuerto de Villahermosa, S.A. de C.V., subsidiaries of Grupo Aeroportuario del Sureste (which operate the airports located in Cancún, Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa, accordingly);

•

our airport services agreement, dated December 31, 2002, between us and Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Ciudad Juárez, S.A. de C.V., Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Mazatlán, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de San Luis Potosi, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreón, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V. and Aeropuerto de Zihuatanejo, S.A. de C.V., subsidiaries of Grupo Aeroportuario del Centro Norte (which operate the airports located in Acapulco, Ciudad Juárez, Culiacán, Chihuahua, Durango, Monterrey, Mazatlán, Reynosa, San Luis Potosi, Tampico, Torreón, Zacatecas and Zihuatanejo;

•

our airport services agreement, dated September 1, 2023, between us and Sociedad Operadora del Aeropuerto Internacional Angel Albino Corzo S.A. de C.V. (which operates the airport Angel Albino Corzo located in the city of Tuxtla Gutierrez);

•	our airport services agreement, dated August 1, 2024, between us and Grupo Aeroportuario Turístico Mexicano, S.A. de C.V. (which operates the airport located in Puerto Escondido); and

•	our airport services agreement, dated March 8, 2024, between us and Grupo Aeroportuario Turístico Mexicano, S.A. de C.V. (new airport group which operates the airport located in Tepic).

These agreements establish our relationships with the relevant airports in respect of various items relating to airport operations, including:

•	airport utilization fees, including landing and take-off fees and other service charges;

•	aircraft parking fees;

•	gate fees;

•	platform fees; and

•	fees relating to the use of passenger-related facilities and amenities located in or provided by each airport, such as:

•	passenger lounges;

•	ticket offices;

•	passenger ground transportation facilities; and

•	space for check-in counters.

International airports

We have a number of airport operating contracts with airports outside of Mexico where we operate. These agreements generally follow the IATA format, and we rely on our SkyTeam partners or other third-party providers, such as Swissport and Menzies, with respect to the provision of airport services in airports outside of Mexico.

Ground handling services

Our affiliate, Aeroméxico Servicios, provides ground handling services to support our operations at MEX, such as:

•	baggage and cargo handling;

•	aircraft weighing and balancing;

•	pushback; and

•	aircraft cleaning, water supply and lavatory maintenance.

Prior to our Chapter 11 proceedings, Aeroméxico Servicios provided ground handling services to us in Mexican airports, as well as to other airlines. However, we scaled back the scope of Aeroméxico Servicios’ operations in connection with our Chapter 11 proceedings and Aeroméxico Servicios no longer provides ground handling services at airports other than MEX. For other Mexican airports, we rely on third-party providers for ground handling services. In respect of ground handling services outside of Mexico, we have entered into ground handling and below the wing agreements with providers such as, but not limited to, Swissport, Menzies and MEBC.

Pricing, Revenue Management and Route Structure

Our revenue management policy aims to maximize total revenue per flight while remaining competitive in terms of pricing to our passengers. In order to maintain competitive pricing, we continuously monitor our competitors’ prices and flight schedules in the markets where we operate. We also continuously analyze market opportunities to increase pricing, in accordance with greater demand on specific routes and during certain seasons. When these strategies are successful, we experience increases in our load factor. We have a number of tools at our disposal, which we employ in optimizing our revenue management:

•	our ability to change our prices;

•	our ability to redistribute the number of seats on any specific flight among our code sharing partners; and

•	our ability to leverage our diverse portfolio of aircraft models to adjust the type of aircraft on a given route in order to optimize the number of available seats for each flight.

Remaining competitive often requires that we offer discounted rates on lower-demand routes and on our nighttime flights to compete with low-cost airlines and bus operators that travel to the same destinations.

We expect to continue adopting advanced revenue management practices to maximize RASK. Our modern technology platform allows us to closely monitor our customers’ purchasing patterns and use that data to analyze and identify opportunities where we can improve and refine our revenue management strategy.

Customer experience

Enhancing our customer experience is a major point of strategy for our business, and a key component of our information technology plan. In line with this strategy, in 2023, we implemented information technology projects to improve our customers’ experience, including:

•	introducing programs, such as “Cuadrillas” and “Passport to extraordinary,” to measure the performance of our team, standardize frontline services, and to improve our key performance indicators;

•	supporting the Premier Light Retro-fit reconfiguration by providing data-driven analysis on the satisfaction of customers who used this type of cabin;

•	providing evidence and support for necessary improvements at international baggage claim belts in MEX;

•	enhancing communication with customers during delayed flights and contingencies by sharing customer insights with appropriate areas to develop improvements;

•	launching our customer experience ESG client accessibility plan; and

•	creating our new customer protection center and customer communications team to inform passengers of potential disruptions to their travel plans that are outside of our control.

More recently in 2025, we launched a new beta version of our mobile app, which is more modern and aims at simplifying the look and feel of the app and the customer’s experience. As of the date of this prospectus, not all features of the new app are available, but we expect to gradually increase access to the app’s new features.

Partnerships and Alliances

We have entered into commercial partnerships to offer our customers an expanded suite of high-quality products and services, including additional flight options, access to more destinations and more flights, better schedules, competitive rates, access to exclusive lounges and additional opportunities to earn and redeem Aeroméxico Rewards points. Our partnerships have allowed us to generate additional revenue by selling our inventory to our code sharing partners and receiving commissions from these partners as a result of selling seats on their flights, Aeroméxico Rewards points and access to our VIP lounges. In addition, these partnerships allow us to improve our brand recognition, take advantage of shared marketing programs with partners and improve brand loyalty by better meeting our customers’ needs.

Since the earliest days of the SkyTeam Alliance, we have had in place certain alliance agreements with Delta, including a code sharing agreement, a frequent flyer participation agreement, a lounge access agreement, a special prorating agreement and a marketing agreement. In 2015 we entered into our JCA with Delta, which was approved by COFECE and the DOT and became effective in 2017. The JCA sets forth the general terms and conditions of our alliance with Delta and provides that we and Delta will coordinate closely on all non-stop routes between the United States and Mexico and certain connecting flights. Upon effectiveness of the JCA in 2017, we terminated the then-existing marketing agreement and amended and restated the terms of the rest of the implementing agreements to give effect to the terms of the JCA. The JCA also sets forth the management structure for our business cooperation with Delta and has a profit sharing provision pursuant to which profits over a certain threshold established in 2016 are shared between Delta and us, maximizing our revenue and cost synergies. The metal-neutral nature of our partnership with Delta has broadened our customer reach, increased our service with more connectivity and maximized profitability by capitalizing on the strength of the Aeroméxico and Delta brands in their local points of sale. Our partnership with Delta has also provided significant cost synergies from joint airport operations, supply chain, procurement and best practice exchanges. The JCA has also increased our competitiveness and improved the overall customer experience for our passengers by providing a broader network, greater connectivity, improved schedules at diverse price points, frequent flyer reciprocity and shared lounge access.

In 2015, COFECE issued a resolution approving the JCA with respect to the Mexican Antitrust Law (Ley de Competencia Económica) and, in 2016, the DOT approved the agreement and granted immunity from United States antitrust laws, which became effective in 2017. The DOT’s grant of immunity permitted us to coordinate pricing and scheduling matters with Delta in the U.S.-Mexico cross-border market and was given subject to certain conditions (including relinquishment of slots at MEX to certain of our competitors). The JCA is subject to periodic reviews by government authorities. On March 29, 2022, we filed our application for renewal of the antitrust immunity with the DOT, which maintained antitrust immunity until final departmental action to the contrary.

On January 26, 2024, the DOT issued a tentative Order to Show Cause, or the Order, to Delta and us, tentatively dismissing without prejudice our application to renew the DOT’s approval and grant of antitrust immunity for the JCA and tentatively terminating its grant of such immunity. The Order was issued following certain actions by the Mexican government which, according to the DOT, would violate the U.S.-Mexico Air Transport Agreement and have had the effect of removing a necessary precondition for the consideration of an antitrust immunity application or continuation of an existing immunized joint venture. On January 29, 2024, together with Delta, we filed a motion to the DOT requesting an extension to file our objection to the DOT’s position. The DOT partially granted our request, and we and Delta jointly filed objections to the Order on February 23, 2024. In addition, we understand that on February 9, 2024, Delta filed a request urging the DOT to continue engaging in consultations or, if necessary, to begin arbitration, with the Mexican government under the U.S.-Mexico Air Transport Agreement and, in parallel, to invoke procedures under 14 C.F.R. Part 213, or Part 213 procedures, which would allow the DOT to impose schedule filing requirements on all Mexican carriers serving the United States. Also on February 9, 2024, we understand that Delta requested that the DOT suspend the procedural schedule of the Order while Delta’s Part 213 procedures request remains pending. On July 19, 2025, the DOT issued the July 2025 Order. In the July 2025 Order, the DOT expressed concerns regarding the Mexican government’s actions in connection with the relocation of all cargo operations and slot management at MEX, and claimed that these measures were inconsistent with the obligations under the bilateral U.S.-Mexico Air Transport Agreement and with a fully liberalized “Open Skies” environment necessary for granting antitrust immunity. The July 2025 Order tentatively concluded that the basis for DOT’s grant of antitrust immunity for Delta and Aeroméxico in 2016 was no longer valid and tentatively disapproved the JCA because in the DOT’s view the JCA was no longer required by the public interest and continuation would be adverse to the public interest. On August 8, 2025, the DOJ submitted a comment in support of the DOT’s July 2025 Order, stating that it supported the DOT’s tentative decision to withdraw its approval and grant of antitrust immunity to the JCA.

On September 15, 2025, the DOT issued the Final Order terminating the antitrust immunity of the JCA, effective January 1, 2026. The Final Order directs us to wind down certain joint operations covered by the antitrust immunity by January 1, 2026, such as price coordination, schedule coordination, and revenue sharing, while we may still retain arm’s-length cooperation in code sharing, frequent flyer program reciprocity, and other joint marketing activities. We expect that we will continue to benefit from our ability to make joint fuel purchases with Delta, which allows us to leverage volume discounts and better credit conditions when purchasing our fuel. Our TechOps MX joint maintenance base with Delta in Querétaro, Mexico supports our ability to achieve economies of scale and reduces maintenance costs for both Aeroméxico and Delta. Although we will need to end certain of our practices that were built around the antitrust immunity aspects of the JCA, we believe that our ongoing relationships with Delta in aspects not subject to the antitrust immunity, combined with the benefits of our broader network and operational strengths, will continue to support our growth.

SkyTeam alliance

We are a founding member of the SkyTeam alliance. Among the benefits to its members, the SkyTeam alliance provides the opportunity to participate in:

•	code sharing agreements;

•	frequent flyer program reciprocity;

•	access to VIP lounges operated by alliance member airlines; and

•	shared marketing activities.

As of the date of this prospectus, SkyTeam’s current active members include, in addition to Aeroméxico:

•	Aerolíneas Argentinas;

•	Air Europa;

•	Air France;

•	China Airlines;

•	China Eastern;

•	Delta;

•	Garuda Indonesia;

•	Kenya Airways;

•	KLM Royal Dutch Airlines;

•	Korean Air;

•	MEA Air Liban;

•	SAS Scandinavian Airlines;

•	Saudia;

•	TAROM;

•	Vietnam Airlines;

•	Virgin Atlantic; and

•	Xiamen Air.

As of the date of this prospectus, SkyTeam members operate more than 13,600 flights per day to 1,000 destinations in 160 countries around the world, as of August 2025. These airlines carry more than 620 million annual passengers and operate more than 750 VIP lounges.

The agreement establishing the terms of the SkyTeam alliance expires on June 21, 2029 and has a renewal option for five years upon expiration. Under the SkyTeam agreement, we are required to satisfy certain minimum product and service standards applicable to all airlines in the alliance. Every year, we contribute to a previously agreed upon annual marketing budget. As a restriction, SkyTeam members are not allowed to participate in code sharing agreements or reciprocal frequent flyer programs with other airlines without consent of the SkyTeam members. In addition, we have entered into bilateral agreements with each SkyTeam alliance member establishing the terms and conditions of our relationship with the respective airline.

Other commercial alliances

In addition to SkyTeam, we have other strategic commercial partnerships that are approved by our SkyTeam partners. These relationships allow us to grow our market presence by giving us various options to better serve our customers. Our strategic bilateral commercial alliances include code sharing partnerships with:

•	LATAM;

•	GOL Linhas Aéreas,

•	El Al Israel Airlines;

•	Japan Airlines; and

•	WestJet.

These partnerships benefit us with code sharing agreements, which allow our customers to reach destinations at points beyond those marketed by us, frequent flyer program reciprocity and VIP lounge access. Through these partnerships, we generate additional revenue and enhance our brand recognition.

Partnerships

We have agreements with financial institutions and retailers to expand the scope and profitability of our offering. Since 1997, we have had a partnership with American Express in which American Express issues several co-branded credit cards that give cardholders several benefits and, since 2006, the holders of these co-branded cards may use their cards to get benefits from our Aeroméxico Rewards program. In addition, we receive a percentage of the total revenue from purchases made using these credit cards.

We also have agreements with other banks and other institutions to expand the scope and reach of Aeroméxico Rewards. For example, we have an agreement with Santander for the issuance of Visa co-branded credit cards. Furthermore, we have entered into agreements with most of the major banks that issue credit cards in Mexico that facilitate customers of such banks to redeem Aeroméxico Rewards program points.

In addition, we have partnerships with numerous international and Mexican hotel chains and other travel-related companies, which permit our Aeroméxico Rewards members to earn points for stays or rentals. Furthermore, we have alliances in place with more than 60 retail and service companies in Mexico, including many top brands under which our Aeroméxico Rewards members can accumulate Aeroméxico Rewards points based on purchases of products and services or by converting the points accumulated through these companies’ own reward programs into Aeroméxico Rewards points. Our Aeroméxico Rewards members may even use points to make payments at retailers such as Gandhi and MacStore.

Jet Fuel

Mexico

Jet fuel represents the largest item within our total expenses. In the six-month periods ended June 30, 2025 and 2024, fuel costs represented 26.4% and 29.1% of our total operating expenses, respectively. In 2024, 2023 and 2022, fuel costs represented 27.2%, 31.2% and 42.9% of our total operating expenses, respectively. As of the date of this prospectus, we obtain fuel in Mexico from World Fuel and ASA.

World Fuel is among the largest fuel suppliers in the world and is our main supplier. We entered into the World Fuel supply agreement in January 2019, which was renewed in 2022 and 2025 and expires in April 2027. We obtain approximately 65% of our fuel in Mexico from World Fuel.

ASA continues to be the leading supplier of jet fuel in Mexico through its network of aviation fuel stations throughout the country, and we entered into the ASA fuel supply agreement on December 31, 2021. We obtain approximately 35% of our fuel in Mexico from ASA. Our current ASA fuel supply agreement expires on December 31, 2025. Our agreements with ASA have a one-year term, and routine renewal discussions usually start three months ahead of the expiration. Under this agreement, any party may terminate the contract with 30 days’ notice.

These agreements establish payment terms, credit and warranty provisions, fuel quality requirements and procedures to determine volume, quantity and price. We routinely communicate with our fuel suppliers about our fuel demands, and they may adjust the volume provided under the fuel agreements in case of increases or decreases in our fuel consumption demand. Both ASA and World Fuel obtain the jet fuel that they resell from PEMEX, Mexico’s state-owned oil company that produces refined hydrocarbons, although under the World Fuel agreement, a portion of the purchased jet fuel may be imported.

The price that we pay for fuel under the ASA and World Fuel contracts is reflective of fuel base prices set by ASA’s board of directors based on the price determined by PEMEX, the Energy Regulatory Commission (Comisión Reguladora de Energía) and the Ministry of the Treasury and Public Credit of Mexico (Secretaría de Hacienda y Crédito Público), or the SHCP, for the agreement with ASA, and by the SHCP, for the agreement with World Fuel. Under the World Fuel agreement, we have access to a credit line and may receive discounts depending on the contracted volume. Such prices are based on the U.S. Gulf Coast Waterborne Fuel international index because

PEMEX is subject to this pricing for the oil that it sources from third parties. The price we pay for imported fuel in terms of the World Fuel agreement is based on Platt’s USGC Jet 54 Prompt Pipeline. The price we pay for the refined product also takes into account logistical costs and commercial conditions as between ASA and World Fuel, on the one hand, and PEMEX, on the other hand, based on the amount of purchased fuel. Transportation rates for ASA and World Fuel to deliver to us at each airport also impact the price we pay. Depending on the delivery distance to the airport, pipeline and tank car rail transport may be used, and the rates charged for these delivery methods also impact the price we pay. For these and other reasons, the fuel price we pay is subject to a regular adjustment. For further details about the risks related to the variations of fuel costs, see “Risk Factors—Risks Related to Our Business—We are highly impacted by volatility in the price and availability of jet fuel.”

International

To cover our fuel needs at airports outside of Mexico, we purchase fuel from local suppliers in those locations, such as Chevron, Valero and British Petroleum, at prices generally based on the Platt’s Oilgram Price Report applicable in the relevant region. In order to ensure a fuel supply at international airports, we generally enter into annual fuel contracts with suppliers in each international airport to which we fly. We are subject to a bidding process to enter into these types of contracts. We work closely with Delta in these bidding processes, which allows us to leverage volume discounts and better credit conditions. This partnership also helps us to avoid supply chain disruptions and guarantee access to the necessary fuel volumes for our operations, as combined we have more purchase power vis-à-vis certain suppliers. As of the date of this prospectus, 99% of our international fuel supply volume in international stations was obtained through bidding processes in coordination with Delta. Delta has developed a robust self-supply network in the United States that may favor us in case of fuel shortage. Leveraging the volumes and the knowledge of both airlines has provided benefits for both companies, not only because we believe we have access to better economic terms and pricing but also because it increases our supply security.

Safety

One of our main priorities is providing safe transportation. We adopt high standards of training and education for our crew and maintenance personnel and for the maintenance of our aircraft. We have established world-class safety standards and we were the first Mexican airline to receive the IOSA safety certification from the IATA. Our IOSA certifications have been renewed as a result of each review. Our Aeroméxico Connect’s IOSA certification expires on July 1, 2027. Our Aeroméxico’s IOSA certification expires on November 13, 2026.

In the context of our recent Chapter 11 emergence, reorganization and changes to our new board of directors, we created the safety committee in 2022. For further information about our safety committee, see “Management—Committees of our Board of Directors—Safety Committee.”

We are engaged in the TSA’s Program to Prevent Acts of Unlawful Interference and the United States Border Protection and Customs Agency’s Safety Program. We have also earned a Customs Trade Partnership Against Terrorism certificate. Furthermore, Aeroméxico is an active member of the International Society of Air Safety Investigators, or ISASI, an institution focused on the prevention of air accidents, and a member of the Flight Safety Foundation, a non-profit organization focused on improving world-wide air safety.

We are the first airline in Mexico to adopt and implement the ICAO recommendation on the Safety Administration System, which is the most advanced and standardized safety procedure system in the airline industry.

The FAA periodically audits regulatory aviation authorities in other countries. In May 2021, the FAA downgraded Mexico to Category 2 following a review of the Federal Civil Aviation Agency of the Government of Mexico because it concluded that Mexico did not comply with ICAO’s international aviation safety standards. As a result of this decision, our existing flights to and from the United States continued their normal operations, but Mexican airlines were subject to restrictions on growth, consisting primarily of adding destinations to the United States, as long as Mexico remained a Category 2 FAA country. These restrictions also included certain adjustments to code sharing agreements and prohibitions to increase routes or frequencies to certain locations, add new flight destinations and register new aircraft allowed to fly in United States’ airspace. On May 3, 2023, the Mexican government published amendments to the Mexican Civil Aviation Law (Ley de Aviación Civil) and the Airports Law in the Mexican Federal Official Gazette (Diario Oficial de la Federación). These amendments incorporate into law the ICAO standards needed to comply with the IASA requirements for a Category 1 FAA country. The SICT announced through AFAC that it would request a final audit by IASA and implement any measures requested by IASA to recover Mexico’s Category 1 FAA country status. The audit was completed on June 2, 2023. On September 14, 2023, the FAA upgraded Mexico back to Category 1 country status.

For further information about the risks in connection with the FAA’s downgrade of Mexico, see “Risk Factors—Risks Related to Our Business—The growth of our operations to the United States has been, and may in the future continue to be, curtailed by FAA country safety assessments.”

Information Technology

Our information technology efforts focus on supporting our operation. We have adopted measures to promote cloud migration and expand the capacity and agility of our sales and distribution channels, with a focus on improving the customer experience and enabling new functions to be employed by our reservation agents and at our airport check-in desks. For example, we have made improvements to our electronic processes that handle the passenger check-in system, including changes that allow our customers to modify their reservations, seat assignment and monitor their baggage in real time through our mobile application. We have also prioritized improving solutions for remote work, as well as the modernization of our IT infrastructure components.

Our digital sales and distribution channels ecosystem are essential to our commercial and customer experience strategies. Over the last several years, we significantly improved our system availability through infrastructure redundancy and a reliable strategy, as well as boosted our digital ecosystem enhancing and enabling new products such as:

•

digital channels that provide support for international travel, which include providing the option to international markets to pay for checked or carry-on bags online, baggage notifications and corporate accounts migrated to our new website experience for business;

•	renewal of our kiosk hardware, which enhances passenger experience and our reliability;

•	Aeroméxico Rewards integration with our website and premium services in connection with our rebranding; and

•	a new mobile app, which improves the experience of domestic and global customers.

To improve our operational efficiency, we focus on real-time data and event-driven processes. We have adopted key initiatives, such as:

•	a new and automated baggage reconciliation system;

•	turn around manager, which consists of tools to track ground operations to assess turn over times and avoid delays;

•

paperless document systems, which simplify the verification of regulatory requirements and crew documentation and the receipt of information from customers with special requirements by digitalizing airport and air travel forms;

•	flight single view, which consists of consolidating flight information in one staff operational system; and

•	crew mobile app, which enhances our on-board passenger experience by simplifying the exchange of information among crew members.

We have also adopted new technologies, such as biometrics, kiosks modernization and check-in improvements.

We also leverage IT solutions to improve our customer experience. For example, we have adopted customer single-view approach, which consists of using technology to personalize our services to each customer. We have also made available online options to our customers, including self-service solutions in connection with our IROPs, which permits passengers to manage through disruptions such as flight cancellations.

We expect to further update our digital tools by expanding our cloud services architecture standardization measures and updating our apps, as we continuously focus on developing self-service capabilities and personalized services that improve our customer experience. These measures allow us to create scalable, decoupled, secure and reliable platforms. We also expect to adopt new methodologies and training. This process aims to increase efficiency and our business value through optimization into a cloud integrated environment.

Privacy and data security

We frequently reinforce our IT infrastructure to help ensure that our computer and networking equipment and software, as well as our data communication network, are well protected and monitored. In addition, we regularly monitor our systems to reduce vulnerabilities and risk, enable visibility and improve our incident response capacity and system resilience, all with the goal of preventing business and operational disruptions. As a part of this effort, on January 14, 2022, we entered into an agreement with SCITUM, S.A. de C.V. who provides specialized cybersecurity services, including supervision, prevention, detection, investigation and response to possible threats through a security center of operations. Our cybersecurity program is based on international standards to execute and maintain established practices for the benefit of our customers and suppliers.

We are subject to privacy and data security laws, regulation and rules of different jurisdictions, including Mexico, the European Union, the United States, the United Kingdom, Peru and Colombia and violations of privacy and data security laws, regulations and rules could subject us to litigation, regulatory enforcement, investigations or other legal action, carrying the potential for substantial damages, fines, sanctions or other penalties, injunctive relief requiring costly compliance measures, and reputational damage. See “Risk Factors—Risks Related to Our Business—Actual or perceived failures to comply with applicable privacy and data security laws, regulations, rules, industry standards and other obligations could adversely affect our business, operating results, financial condition and reputation.” As a result, we have the need to regularly monitor and update our IT infrastructure and privacy and data security programs, particularly our procedures to obtaining, safeguarding, transferring, eliminating and otherwise processing personal information and other confidential data, which may be costly. We endeavor to frequently update and reinforce our privacy notices and contracts that involve personal data, in order to comply with the specific legal requirements applicable to us.

Our data protection committee oversees data-related compliance. This internal body deliberates and makes decisions on matters related to the use of personal information based on our obligations under applicable laws.

We have had a cybersecurity program in place since 2017, which has been continuously developed based on international standards and methodologies. As such, we have implemented policies and procedures designed to align with industry best practices. Our cybersecurity policies aim to:

•	reduce our vulnerabilities and risks associated with personal and confidential information and assets;

•	increase visibility and improve monitoring over threats associated with confidentiality, availability and integrity of our digital ecosystem; and

•	increase our incident response and resilience capacity to preserve business continuity.

We continuously focus on reinforcing our critical business processes and prioritizing operational redundancy to increase the quality and safety of our services to our customers, particularly in regards to personal information. Currently, we have a service level 1 certification from PCI DSS v.4.1, which concerns the payment card industry, and ISO 27001: 2022 certification since December 2023. Our main initiatives under our crisis management plan are based on the ISO 27001 domain security controls and the frameworks of the National

Institute of Standards and Technology at the U.S. Department of Commerce, or NIST frameworks. Our plan includes a recurrent technology scouting stand, which encompasses security layers, including vulnerability management, forensics, product security, data classification and threat intelligence. In addition, we are members of the Aviation Information Sharing & Analysis Center, or the A-ISAC, since 2017, and have participated in regional initiatives, such as workshops, events and intelligence sharing.

Marketing and Distribution

Marketing channels

Our marketing and publicity efforts are focused on highlighting our brand and commercial offerings to existing and potential customers. To implement our strategy, and to target multiple and diverse customer segments, we use:

•	television ads;

•	ads in different periodicals, including travel magazines;

•	direct emails and other communications with our customers;

•	social media;

•	printed fliers;

•	posters;

•	radio announcements; and

•	direct and online marketing.

In addition, we use one-time promotions, including specific fare discounts tied to special events. We also conduct marketing activities through our different partnerships, including the SkyTeam alliance and our partnership with Delta.

Distribution channels

We employ direct and indirect distribution channels. Our distribution strategy aims to reduce costs and maximize the effectiveness of our commercial efforts. This effort has resulted in increased earnings, and we expect our distribution strategy will continue to benefit us.

Our online sales allow us to reduce our distribution costs and personalize our customer experience, increasing our sales revenue. Accordingly, we expect to continue to focus on increasing our sales through our website.

Indirect distribution

Our main indirect distribution channel for air travel tickets consists of travel agencies. In the six-month periods ended June 30, 2025 and 2024, our revenues from indirect ticket sales by travel agencies, including online travel agencies, accounted for 46.1% and 45.3%, respectively, of our purchased flight segment. In 2024, 2023 and 2022, our revenues from indirect ticket sales by travel agencies, including online travel agencies, accounted for 45.2%, 46.5% and 47.4%, respectively, of our purchased flight segment. We typically pay travel agencies a standard commission of between 0.5% and 8.5% depending on the geographic market and cabin type. We have agreements with certain travel agencies to award them performance incentives on their sales based on the number of tickets sold. As of June 30, 2025, approximately 4,100 travel agency groups, including online ticketing agencies and sales representatives generally located in off-line offices, known as General Sales Agents, of GSA, were part of our indirect distribution network. Travel agencies obtain travel information from the airline and issue airline tickets through Global Distribution Systems, or GDSs, which enable them to make reservations on flights of a large number of airlines. We actively participate in the most important international GDSs, including:

•	Sabre & Abacus;

•	Infinity Travel;

•	Amadeus;

•	Travelport and Galileo; and

•	Travelsky.

In consideration for access to these systems, we pay an operating fee for each flight segment booked through a GDS. As part of our process to simplify our distribution channels and reduce booking fees, we regularly negotiate reductions to GDS fees. In addition, we frequently renegotiate our agreements with travel agents to adjust the incentive bonuses we pay.

Direct distribution

We also sell our airplane tickets and additional products directly to customers on our mobile app, website, through our call center and in our physical stores. Our website allows customers to review rates and schedules and purchase tickets. In the six-month periods ended June 30, 2025 and 2024, our revenue from the ticket sales through our website represented 36.2% and 35.4%, respectively, of our passenger revenue. In 2024, 2023 and 2022, our revenue from ticket sales through our website represented 35.5%, 32.6% and 30.7%, respectively, of our passenger revenue.

Our call centers are operated by third parties via toll-free numbers in 19 countries, and we received 2.0 million, 4.5 million and 4.1 million customer calls in the six-month period ended June 30, 2025 and the full years of 2024 and 2023, respectively. Through our call centers, we provide customer service on fare quotes, ticket purchases, changes to reservations, purchase of additional services and general information. Our call centers operate in Spanish, English, French and Portuguese. Revenue from ticket sales through our call center represented 8.0% and 6.5% of passenger ticket sales in the six-month periods ended June 30, 2025 and 2024, respectively. Revenue from ticket sales through our call center represented 6.6% and 11.5% of passenger ticket sales in 2024 and 2023, respectively.

In addition, as of June 30, 2025, we had 83 physical franchised travel stores in Mexico, which were owned and operated by third parties, including 8 stores in the main Mexican airports, and 8 specialized sales offices dedicated mostly to serving corporate and government accounts. We have entered into more than 765 corporate sales agreements worldwide. Depending on the client, benefits under these agreements include sales-related preferential rates, extended customer support, upgrades and additional Aeroméxico Rewards points.

E-commerce

Our e-commerce and digital distribution strategy aims to increase the relevance of our website as a source of directly booked internet ticket purchases. Our digital channels include our webpage, the Aeroméxico mobile app and interactive kiosks located at major airports in Mexico. To optimize and personalize our customers’ shopping experience, among other things, we:

•	identify dynamic offers based on our customers’ preferences, by adapting the price of our seats and products;

•	offer new fares for families with flexible booking adjustments, including categories with unlimited changes, refunds and rescheduling rights in case of missed flights;

•

offer benefits to our Aeroméxico Rewards members that include integrated payment methods (such as using Aeroméxico Rewards points) for checked baggage fees, seat upgrades and our Fly Green program; and

•	have improved the direct ticket-booking customer experience by:

•	giving our customers the power to make changes and cancellations or choose a new schedule in the event of a flight adjustment through our webpage; and

•	permitting the electronic uploading of documents required to travel internationally to the United States and other destinations.

Our acquisition of control over PLM and Aeroméxico Rewards also contributes to improve our customer experience, as we have now fully integrated Aeroméxico Rewards to our digital platforms.

Aeroméxico Rewards Loyalty Program

On April 10, 2023, we rebranded Club Premier and transformed it into the Aeroméxico Rewards loyalty program. All Club Premier members and their respective points were transferred to the new Aeroméxico Rewards program. Aeroméxico Rewards is designed to promote loyalty among our passengers and attract new customers.

We launched Club Premier, the first airline loyalty program of a Mexican airline, in 1991. On July 15, 2022, we re-acquired control of PLM. PLM provides loyalty marketing services through commercial partners. These services allow our program to increase our customer’s engagement and increase our revenue through travel related activities. PLM designs and executes marketing programs aimed at increasing revenue, brand awareness and customer loyalty.

As of June 30, 2025, our loyalty program had approximately 13.3 million members. Aeroméxico Rewards also features a corporate segment, called Corporate Aeroméxico Rewards (Aeroméxico Rewards Corporativo), which offers benefits in the form of goods and services to approximately 5,660 active corporate members.

Aeroméxico Rewards members can earn points in several ways. Premier Points can be accumulated by flying with Aeroméxico, Aeroméxico Connect or on other SkyTeam airlines or airlines with whom we have code sharing agreements. Depending on a member’s level of Premier Points earned, Aeroméxico Rewards has four levels of frequent flyer programs:

•	Classic;

•	Gold;

•	Platinum; and

•	Titanium.

In addition, holders of co-branded American Express and Santander credit cards can earn points towards Aeroméxico Rewards status levels. Each level grants a distinct suite of benefits to its members. Aeroméxico Rewards Members may use Premier Points to purchase flights and upgrade services on Aeroméxico, Aeroméxico Connect, other SkyTeam member airlines or airlines with whom we have code sharing agreements. Aeroméxico Rewards points may also be used to make purchases at certain hotels around the world.

Our Aeroméxico Rewards website allows customers to enroll in the Aeroméxico Rewards program, redeem points and learn about new promotions. Aeroméxico Rewards members can also participate in annual sweepstakes, in which they can win prizes such as trips, automobiles and additional points. Members also have access to special Aeroméxico Rewards auctions, which allow members to bid on items and experiences using Aeroméxico Rewards points. Aeroméxico Rewards also offers its members the opportunity to use points to support non-profit foundations affiliated with the program, contributing to Mexico’s social development.

Aeroméxico Rewards members also benefit from the ability to use our lounges. We operate nine lounges located in the main airports in Mexico. The lounges offer services that range from business centers to a spa.

Titanium and Platinum Aeroméxico Rewards members have free access to these lounges and other customers can obtain access to them either by paying a fee or as a courtesy included in their ticket class.

PLM

PLM represented a joint venture investment with Aimia, a Canadian company specializing in managing loyalty programs. We derived revenue from sales to PLM for rewards in tickets in the amount of $79.1 million and $74.5 million in the six-month periods ended June 30, 2025 and 2024, respectively. We derived revenue from sales to PLM for rewards in tickets in the amount of $175.4 million, $155.3 million and $92.9 million in 2024, 2023 and 2022, respectively.

In addition, we incurred expenses from the purchase of Aeroméxico Rewards points from PLM of $55.8 million and $64.6 million in the six-month periods ended June 30, 2025 and 2024, respectively. We incurred expenses from the purchase of Aeroméxico Rewards (or from Club Premier, before it became Aeroméxico Rewards in 2023) points from PLM of $141.9 million, $106.3 million and $75.2 million in 2024, 2023 and 2022, respectively.

PLM Acquisition

On June 29, 2022, we entered into a transaction agreement with Aimia and PLM, to obtain control over PLM, our subsidiary that owns and operates Aeroméxico Rewards. Pursuant to the agreement, Aimia received $430.4 million in net cash proceeds and was entitled to receive a $24.1 million earn-out if PLM achieved certain targeted annual gross billings by 2023. On May 29, 2024, we paid Aimia the $24.1 million earn-out as PLM achieved the agreed performance targets. This acquisition has allowed us to fully integrate Aeroméxico Rewards services into our platform, which enhances our ability to drive customer engagement and our customer experience. See “—Aeroméxico Rewards Loyalty Program.”

Intellectual Property

We believe that our intellectual property rights, including our trademarks, trade names, service marks and domain names, are critical to the operation and development of our business. Our trademarks, trade names, service marks and domain names allow our customers to clearly identify us as the source of the services, thereby distinguishing our services and products from those provided by our competitors in the market. Our most relevant trademarks include our “Aeroméxico” trade name, our Eagle-Knight logo, which consists of a design with the head of a man and an eagle, and our trade names such as “Aeroméxico Vacations,” “Aeroméxico Connect,” “Aeroméxico Cargo” and “Aeroméxico Servicios.”

As of June 30, 2025, we owned 801 registered trademarks, in different jurisdictions, including 25 commercial notices. We have in-license certain trademarks and service marks in relation to the SkyTeam alliance. We expect to continue having the right to use those trademarks and service marks as long as we are part of this alliance.

We also have registered certain internet domain names related to our business, which are important to our brand and marketing campaigns. Our most critical internet domains are: www.aeromexico.com and www.aeromexicorewards.com.

The current registration of these trademarks and domain names are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods and services.

We also license certain software and other technology from certain third-party providers, including Sabre and Oracle. Such software is critical to the automated systems we rely on to plan and conduct our business, including our website, reservation system and fare management, maintenance systems, flight plans, systems to generate flight, crew roles and the accounting of revenue records.

For further information on the technologies and systems operated and provided by third parties, see “Risk Factors—Risks Related to Our Business—Our business relies on technology and automated systems, many of which are operated by third parties, and any failure of these technologies or systems could materially and adversely affect our business” and “Risk Factors—Risks Related to Our Business—If we fail to comply with our obligations under license or technology agreements with third parties, or if we cannot license rights to use technologies on reasonable terms, we could be required to pay damages, lose license rights that are critical to our business or be unable to develop and offer new products in the future.”

For further information on the risks related to our intellectual property, see “Risk Factors—Risks Related to Our Business—We may not be able to adequately obtain, maintain, protect, defend and enforce our intellectual property rights, including our trademarks, trade names and service marks, which could negatively affect our ability to compete.” and “Risk Factors—Risks Related to Our Business—If we fail to comply with our obligations under license or technology agreements with third parties, or if we cannot license rights to use technologies on reasonable terms, we could be required to pay damages, lose license rights that are critical to our business or be unable to develop and offer new products or services in the future.”

Human Resources

We believe that our employees’ contributions constitute a major factor in our success as a company. We have made significant efforts to offer adequate compensation and attract committed and competitive employees, and we offer compelling opportunities to our employees to grow and develop with us.

The following table contains a breakdown of all of our employees, within and outside of Mexico, including pilots, flight attendants, administrative employees, dispatchers, mechanics, customer service agents, reservation agents and runway attendants, as of the indicated dates:

	As of June 30,		As of December 31,
	2025	2024	2024	2023	2022
Pilots	2,046	2,108	2,082	2,039	1,872
Flight attendants	3,646	3,806	3,632	3,628	3,174
Airport and customer service personnel	4,145	3,881	4,126	3,882	3,358
Ramp operations personnel	5,028	4,979	4,804	2,390	2,327
Maintenance and administrative personnel	2,279	2,045	2,232	4,280	3,875

Total	17,144	16,819	16,876	16,219	14,606

As of June 30, 2025, all of our pilots, flight attendants and ramp operations personnel were located in Mexico, and we had 3,293 airport and customer service personnel and 2,208 maintenance and administrative personnel in the country, totaling 16,851 employees in Mexico. As of December 31, 2024, all of our pilots, flight attendants and ramp operations personnel were located in Mexico, and we had 3,928 airport and customer service personnel and 2,162 maintenance and administrative personnel in the country, totaling 16,608 employees in Mexico. As of December 31, 2023, all of our pilots, flight attendants and ramp operations personnel were located in Mexico, and we had 2,189 airport and customer service personnel and 4,205 management and administrative personnel in the country, totaling 15,943 employees in Mexico.

The following table contains a breakdown of our employees outside of Mexico by country as of June 30, 2025:

	Airport and customer service personnel	Maintenance and administrative personnel	Total
Argentina	3	3	6
Brazil	26	8	34
Canada	9	3	12
Chile	2	2	4
Colombia	11	4	15
Costa Rica	3	1	4
Dominican Republic	6	1	7
Ecuador	—	2	2
El Salvador	2	2	4
France	6	4	10
Guatemala	4	3	7
Honduras	2	1	2
Italy	3	2	5
Japan	3	3	6
Netherlands	7	1	8
Nicaragua	9	—	9
Panama	3	—	3
Peru	9	2	11
South Korea	3	1	4
Spain	16	7	23
United Kingdom	3	2	5
United States	92	20	112

Total	222	71	293

We provide extensive training to our pilots, flight attendants, technical staff and customer service representatives, which complies with Mexican and international standards. According to local law requirements and negotiated CBAs, we make pension and social security contributions on behalf of our employees. In addition, we offer other benefits to our employees pursuant to the CBAs with their respective labor unions.

Between 2022 and 2025, we received the Top Employer award as a result of our human resources practices. The majority of our employees are located in Mexico and the remainder are distributed across the destinations in which we operate. As of June 30, 2025 and 2024, out of our employees located in Mexico, 11,861 and 11,765 employees were represented by labor unions, respectively, which represented 70.4% and 71.2%, respectively, of our total employees in Mexico. As of December 31, 2024 and 2023, out of our employees, 11,719 and 11,403 employees were represented by labor unions, respectively, which represented 70.6% and 70.1%, respectively, of our total employees.

As of June 30, 2025, our unionized employees participate in unions with whom we have the following CBAs:

•	ASPA, which represents our Aeroméxico and Aeroméxico Connect pilots;

•	ASSA, which represents Aeroméxico flight attendants;

•	Independencia, which represents Aeroméxico’s maintenance and airport staff and Aeroméxico Cargo’s staff;

•	SNTTTAS, which represents Aeroméxico Sistemas Integrados’ employees; and

•	STIA, which represents Aeroméxico Connect flight attendants and maintenance staff.

We have entered into CBAs with each of these unions except with respect to salary. The CBAs are renegotiated annually with respect to salary and every two years for other terms.

We have entered into CBAs with labor unions in Spain, Brazil and Argentina. In 2023, in connection with the 2019 labor reform, we were required to submit all of our CBAs for ratification by the members of our unions. Each member of the relevant union was asked to vote in secret, and the unions were required to register the vote by July 2023. All of our CBAs were approved by the members of our unions and ratified, except for the CBA between Aeroméxico Sistemas Integrados and Independencia. We terminated the CBA between Aeroméxico Sistemas Integrados and Independencia on July 7, 2023, and, as a result, approximately 1,800 employees previously subject to the CBA between Sistemas Integrados and Independencia were no longer subject to Independencia. In March 2024, we were notified that SNTTTAS formally requested Aeroméxico Sistemas Integrados to negotiate a new CBA in connection with Aeroméxico Sistemas Integrados’ employees. On April 19, 2024, we executed the new CBA with SNTTTAS, which was approved by a majority of the Aeroméxico Sistemas Integrados’ employees that are subject to the CBA.

In order to address the effects of the COVID-19 pandemic, we entered into negotiations with our employees’ labor unions to maintain our competitiveness, through collective bargaining agreements that reflect our economic condition. In December 2020 and January 2021, we undertook successful negotiations with STIA, Independencia, ASPA and ASSA. Because of the prevailing economic conditions and our Chapter 11 proceedings, we were able to negotiate CBA terms that helped facilitate our emergence from Chapter 11. The CBAs negotiated in the context of our Chapter 11 and the COVID-19 pandemic have expired, and we have renegotiated with each union new CBAs. The CBAs currently in effect expire as follows:

•	ASPA: the CBA with Aeroméxico expires on September 30, 2026 and the CBA with Aeroméxico Connect expires on November 30, 2026;

•	ASSA: the CBA with Aeroméxico expires on May 31, 2026;

•	STIA: the CBA with Aeroméxico Connect expires on September 30, 2027;

•	Independencia: the CBA with Aeroméxico expires on October 13, 2028, and the CBA with Aeroméxico Cargo expires on October 27, 2028; and

•	SNTTTAS: the CBA with Aeroméxico Sistemas Integrados expires on April 15, 2028.

To become effective, a CBA needs to be approved by the union and by the majority of the union members in a subsequent consultation process. As mentioned above, salaries in the CBAs are renegotiated every year, while other terms are renegotiated every two years.

We believe we enjoy productive relationships with unions while focusing on maintaining a competitive compensation scheme that is appropriate for our growth and consistent with market conditions.

Property and equipment, including right-of-use

Our main assets consist of the interest in our subsidiaries and certain industrial property as further described below.

Aircraft

The table below shows the number of aircraft in our fleet, including leased and owned aircraft, as of the dates indicated:

	As of June 30,		As of December 31,
	2025	2024	2024	2023	2022
Aeroméxico
B787-8	8	8	8	8	8
B787-9	14	13	14	12	11
B737-700-NG	—	—	—	—	1
B737-800-NG	34	34	34	35	36
B737-8 MAX	42	34	37	33	33
B737-9 MAX	26	19	21	18	13

Subtotal	124	108	114	106	102
Aeroméxico Connect
E190	34	37	34	40	42

Total(1)	158	145	148	146	144

(1)	Excludes five owned B737-700-NG aircraft which, as of June 30, 2025, were not flown in revenue passenger service and are being maintained to source spare engines.

In the six-month period ended June 30, 2025, we added five B737-8 MAX and five B737-9 MAX to our operational fleet. In 2024, we added four B737-8 MAX, three B737-9 MAX and two Boeing 787 Dreamliners to our operational fleet. In 2023, we added five aircraft to our fleet, one Boeing 787 Dreamliner and five Boeing 737 MAX aircraft. In 2022, we added 19 new aircraft to our fleet, all consisting of Boeing 737 MAX.

We expect to lease at least 13 new aircraft between 2025 and 2026, of which 10 will be Boeing 737 MAX aircraft and three will be Boeing 787 Dreamliner aircraft.

As of June 30, 2025, we had 158 passenger aircraft in our operating fleet, of which 130 aircraft were leased, 26 aircraft were subject to finance lease agreements and two aircraft were owned by us. During the six-month period ended June 30, 2025, one of our operating leases was converted into finance leases. As of December 31, 2024, we had 148 passenger aircraft in our operating fleet, of which 122 aircraft were leased, 24 aircraft were subject to finance lease agreements and two aircraft were owned by us. In 2024, we paid off two of our aircraft finance leases. As of December 31, 2023, we had 146 passenger aircraft in our operating fleet, of which 136 were leased and 10 aircraft were subject to finance lease agreements. As of December 31, 2022, we had 144 passenger aircraft in our operating fleet, of which 133 were leased and 11 aircraft were subject to finance lease agreements.

Engines

The table below shows the number of leased spare engines in our fleet as of June 30, 2025:

As of June 30, 2025
Engine type
Leased engines
CF34-10	12
CFM 56	5
LEAP	12
GENX	6

Total leased engines(1)	35
Owned engines
CFM 56	10
CF34-10	1

Total owned engines	11

Total(1)	46

(1)	Excludes (i) one CFM 56 engine that was inoperative; and (ii) three CF34-10 engines that were in redelivery process to the lessor as of June 30, 2025.

Aircraft lease agreements

We lease our aircraft from many of the principal international aircraft lessors in the market, with relatively low concentration. This approach reduces the risks associated with leasing assets from a small group of lessors. The table below shows information about our leased aircraft and aircraft subject to financing as of June 30, 2025.

	Number of aircraft	% of total aircraft	Aircraft average age
Leased aircraft
Aeroméxico Connect	17	10.8%	15.7
Aeroméxico	113	71.5%	5.9
Financed aircraft
Aeroméxico Connect(1)	17	10.8%	15.0
Aeroméxico(2)	9	5.7%	12.2
Owned aircraft
Aeroméxico	2	1.3%	18.8

Total(3)	158	100%	8.4

(1)	Consists of finance leases of E190 aircraft that are not considered financial debt pursuant to IFRS 16.
(2)	Consists of (i) eight finance leases considered as financial debt pursuant to IFRS 16 and supported by EXIM guarantees; and (ii) one finance lease not considered as financial debt pursuant to IFRS 16.
(3)	Excludes five owned B737-700-NG aircraft which, as of June 30, 2025, were not flown in revenue passenger service and are being maintained to source spare engines.

Real estate

We lease our main offices located at Paseo de la Reforma No. 243 in Mexico City, consisting of three floors within a large office tower, totaling approximately 4,581 square meters. In addition, in 2016, we entered into the Torre Aeroméxico Project, a joint venture with a consortium with Mexican developers, which consists of the construction of an office tower in Paseo de la Reforma No. 445 in Mexico City, where our offices were previously located. The project is expected to be completed in 2026, and, upon completion of this project, we expect to own properties totaling 9,000 square meters at Torre Aeroméxico. We intend to relocate to Torre

Aeroméxico upon the completion of the project. We do not expect any penalty or early termination fee under our current lease agreement. We own properties located in the vicinity of MEX. We own a property of approximately 21,690 square meters adjacent to MEX, where we have part of our operations offices and an AM Connect hangar, and a property of approximately 6,334 square meters adjacent to MEX, where we have administrative offices known as the International Civil Aviation Training Center (Centro Internacional de Adiestramiento de Aviación Civil), or the CIAAC, from AFAC.

In addition, we own other land in Ixtapa, Zihuatanejo and Cozumel Mexico. We lease several spaces at MEX from the airport operator, totaling approximately 248 thousand square meters that are used for our operations. The lease agreements for these lots have different expiration dates. We have completed the renewal process to renew all but one of the agreements that expired in 2024. The renewed agreements now expire in December 2028, and as of the date of this prospectus, we are in the process of renewing the only agreement that remain expired, which, upon renewal, will be expected to expire in 2029. The rent on these leases increases annually based on the movement of the INPC.

We also lease property in other airports. The main leased areas outside of MEX consist mostly of maintenance and aircraft parking facilities. We lease land in the Miguel Hidalgo y Costilla International Airport, and the site where we built our detachable maintenance hangar has a total area of approximately 44.7 thousand square meters. We also lease real estate of approximately 68.7 thousand square meters at the Querétaro Intercontinental Airport and of approximately 10 thousand square meters at the Monterrey International Airport. We also lease space at several airports for our daily operations. The terms of each of these leases and the monthly rent varies in each airport.

Legal and Administrative Proceedings

In the ordinary course of our business, we are party to various legal proceedings, which we consider to be incidental to our business operations. While the legal proceedings are inherently uncertain, we believe that we are not subject to proceedings that, individually or in aggregate, have or are reasonably likely to have a material adverse effect on our financial position, operating results and cash flows.

Labor proceedings

We are subject to certain labor contingencies in the ordinary course of our business. These proceedings involve individual plaintiffs and unionized workers and primarily relate to wage differences, overtime payments, hazardous working conditions, subsidiary liability and other labor-related payments.

As of June 30, 2025, we had recorded a reserve for labor proceedings of $16.2 million. This reserve is based on our estimates to cover possible outflows for potential losses that we could suffer because of these matters. For further information about our contingencies and commitments, see Note 23 to our interim financial statements.

Regulatory proceedings

COFECE antitrust litigation

We have been subject to investigations related to antitrust practices by COFECE. In 2015, COFECE initiated an investigation against us for alleged monopolistic practices in the airline sector. In connection with this investigation, we, Grupo Mexicana (in operation at the time) and other Mexican airlines were subject to penalties. We received a fine of Ps.86.2 million, or approximately $5.2 million, in 2019. This dispute is unrelated to our relationship with Delta or COFECE resolution approving our JCA. On March 28, 2022, the Mexican district court revoked the fines and ordered COFECE to recommence the investigation without considering certain evidence. On April 11, 2022, COFECE challenged the Mexican district court’s decision. On March 7, 2023, COFECE requested that the SCJN exercise jurisdiction under the argument that it was necessary for the

SCJN to establish conclusive case law on the matter. On April 3, 2023, the SCJN agreed to exercise jurisdiction over the case and, on May 18, 2023, the SCJN acknowledged receipt of the case files. On February 12, 2025, the SCJN issued a final resolution against us enforcing the fines and revoking the decision issued by the Mexican district court. On June 11, 2025, we filed a clarification motion (solicitud de aclaración de sentencia) with the SCJN arguing that our arguments in the original appeal were not considered and requesting that the case be remanded to the lower court. On June 13, 2025, to be able to present the clarification motion, we paid the Ps.86.2 million fine. On July 4, 2025, the SCJN agreed to hear our clarification motion. On August 6, 2025, the SCJN agreed with our motion and decided to remand the case to the lower court for review of the unresolved grounds for annulment. As of the date of this prospectus, the case is under review by the lower court. For further information about the risks related to this proceeding and antitrust related litigation, see “Risk Factors—Risks Related to Our Business—Mexican antitrust provisions may affect the fares we can charge to customers.”

CNBV Administrative Proceeding

On October 16, 2023, we were notified by the CNBV that it had opened an administrative sanction proceeding against us and, as a legal consequence, our chief executive officer, claiming that certain of our disclosures to the market about our restructuring process were omissive and, as such, violated the LMV. On July 9, 2024, the CNBV imposed against us and our chief executive officer the minimum fine established in the LMV for this type of violation, in an aggregate amount of Ps.7.2 million, or approximately $0.4 million. On August 1, 2024, we filed an administrative response with the CNBV challenging the fines and arguing that our disclosures to the market about our restructuring process were comprehensive and in compliance with the LMV requirements. On November 15, 2024, the CNBV notified us that the fines were upheld. On December 5, 2024, we filed an annulment lawsuit challenging the penalties and, as of the date of this prospectus, the matter is under review by the relevant judicial authorities. For further information about the risks related to this proceeding, see “Risk Factors—Risks Related to Our Business—We are, and may be in the future, involved in various legal, administrative and regulatory proceedings.”

Tax proceeding

Some of our subsidiaries have been notified of tax assessments by the SAT. The tax assessments relate to, among other things, allegedly improper deductions. As of the date of this prospectus, we are challenging these tax assessments in several administrative proceedings before the SAT.

Environmental, Social and Governance

We are committed to being a proactive player in the airline industry’s sustainable development and becoming a benchmark in Mexico and Latin America. We have been a party to the United Nations Global Compact since 2012 and the Mexican Network (Red Mexicana) since 2019. Our goals take into account the social, environmental and economic impact of our operations, following the United Nations’ 2030 Sustainable Development Agenda and our business strategy. Our sustainability strategy seeks to add systemic and comprehensive value to our business, which allows us to have a sustainable vision, committed to our stakeholders and future generations, and to always keep the safety of our customers and employees as a primary objective. Every year, we take actions aligned with United Nations Sustainable Development Goals through common goals in the social, environmental, economic and governance dimensions of our operation. For eight consecutive years, from 2017 to 2024, MERCO has ranked us as the number one passenger transport company in terms of corporate reputation.

Environmental

We have adopted materiality analysis to identify our environmental priorities. Mexican airlines are subject to several federal, state, and municipal laws and regulations on environmental protection, including disposal of materials and chemical substances and airplane noise. These laws and regulations are enforceable by several Mexican governmental authorities, and we are subject to administrative sanctions and other criminal or civil penalties in case of violation. As of the date of this prospectus, we believe that we comply with all material aspects of environmental regulation in Mexico.

We are committed to reducing our carbon emissions. Consistent with the collective target adopted at the 77th IATA Annual General Meeting, and subject to reliable and ongoing SAF availability in Mexico, we intend to become a net zero emissions company by 2050. In addition, we are working on initiatives and strategies to improve our fuel-saving program. These initiatives include evaluating the performance of the Boeing and Embraer fleet, applying aerodynamic improvements to our equipment and benchmarking fuel-saving programs with other airlines. We also continue evaluating the use of alternative biofuels. Our emission and fuel consumption reduction program focuses on our fleet renewal plan and other environmental actions.

Fleet renewal plan

We are committed to ensuring that our fleet is among the most modern, efficient and least polluting in the world. Our engines reduce CO2 emissions by up to 25% as compared to other engines. For instance, our Boeing 787 Dreamliner aircraft are 20% more efficient and less polluting than conventional aircraft, and we are incorporating the Boeing 737 aircraft, which are up to 17% less polluting than their previous version. As of June 30, 2025 and December 31, 2024, 57.0% and 54.1% of our fleet consisted of young and more efficient aircraft.

•

Fuel efficiency program: Under this program, we have focused on incorporating new technologies and optimization processes. In 2024, 2023 and 2022, we reduced our emissions by 39,003, 22,315 and 11,807 tons of CO2, respectively, and by 5%, 3% and 8%, respectively, of our fuel consumption per ton-kilometer as compared to 2023, 2022 and 2021, respectively, a result of improvements to the efficiency of our operations. In 2024, we recorded our lowest emissions levels per ton-kilometer levels since our 2019 baseline, which corresponds to a 10% reduction in 15 years.

•

Use of SAF: We used SAF for the first time in 2010, when we used biofuels for certain flights between Mexico and San José, Costa Rica. In 2011, we were the first airline to operate a transatlantic flight with biofuels, as we used biofuels in our flights between Mexico and Madrid for the first time. In 2024, we reduced our total CO2 emissions by more than 700 tons, exceeding our prior goal of reducing emissions in 470 tons during the period. In 2024, we used more than 320,000 liters of SAF from animal fat waste and used cooking oil. We also expect to progressively increase the share of SAF in our fuel matrix to approximately 5% of our total fuel by 2030, a committed in connection with the Clean Skies for Tomorrow initiative.

•

Fly Green (Vuela Verde) voluntary emissions offsetting program: We continue to strengthen our Fly Green (Vuela Verde) program, in which we offer our passengers and employees the option of voluntarily offset their flight’s emissions by purchasing carbon credits assigned to socio-environmental projects. The socio-environmental projects are certified under global standards, such as the Climate Action Reserve. In addition, we work with the Bioforestal organization in connection with the Selva Maya forest projects, which includes the communities (ejidos) of Pozo Pirata, Piedras Negras and Gavilanes, located in Quintana Roo. These projects focus on sustainable forest management. With the 2024 proceeds of the Fly Green program, we offset 2,662 tons of CO2 with carbon credits purchased in the six-month period ended June 30, 2025, which is equivalent to zero emissions on 271 flights between Mexico City and Monterrey on Boeing 737 aircraft.

In 2024, we complied with all emissions reporting requirements applicable to our operations, which include:

•	the CORSIA, regulated by the Federal Civil Aviation Agency’s Mandatory Circular CO AV 16.4/18;

•	the EU ETS; and

•	the SEMARNAT’s Annual Operating Certificate and National Emissions Registry.

As of the date of this prospectus, we are delivering the required information to certify the compliance with these reporting requirements for the year of 2025.

In 2023, the AFAC’s Advisory Circular CA AV 42/14 on greenhouse gas, fuel consumption data and ton kilometers was cancelled by the AFAC and replaced by Mandatory Circular CO AV 116/24 CO2 Emissions Report.

Other Environmental Actions

As part of our commitment to the United Nations’ Agenda 2030, particularly Goal 12 on Responsible Consumption and Production, we contributed environmental protection actions, highlighting our efforts to reduce the use of single-use plastics. In 2024, we introduced a reusable Comfort Premier One package, eliminating approximately 612,000 single-use plastic bags annually. Additionally, we have incorporated items made with recycled materials, such as the Premier One duvet, pillow and amenity kit.

We have also implemented initiatives to promote sustainable practices in connection with water and electricity consumption, as well as improved our procurement processes to reduce the consumption of certain materials and reduce waste disposal. Electricity consumption, in terms of revenue tonne-kilometer, or RTK, at our facilities has decreased in recent years through initiatives such as remote work schemes and the implementation of best practices. We have also adopted measures to efficiently use water, focusing both on the extraction of drinking water and wastewater management.

Our main hangar at MEX has an ISO 14001 environmental management certification by Lloyd’s Register and a Clean Industry (Industria Limpia) certification by PROFEPA, which applied to our airframe line maintenance and support of Orient hangar area and certain assigned positions on MEX Terminal 2. We have a corporate environmental policy and an engineering and maintenance environmental policy focused on our activities in the Hangar Oriente and online maintenance at MEX. In 2021 we conducted our first survey to identify and evaluate the environmental impacts of our flight operations. Our Hangar Oriente also has a waste management plan. We also adopt processes to innovate and develop new technologies that allow us to digitize information, which allow us to reduce the consumption of certain materials, such as paper.

Concerning aircraft noise emissions, all of our aircraft comply with NOM-036-SCT3-2000, which regulates maximum noise emission limits, equivalent to ICAO Annex 16, Stage 3. Our B787-8 and Boeing 737 MAX aircraft are equipped with low-emission engines and technologies aimed at reducing the environmental impact of these aircraft on areas adjacent to airports and in route and complying with stricter noise levels requirements.

Social

We value humanitarian aid. We have partnerships with civil society organizations in the public and private sectors. For instance, in 2024, we transported more than 70 organs and 3,600cm2 of human skin for human transplant in partnership with CENATRA (Centro Nacional de Trasplantes). We also contributed Ps.15.3 million to different social programs and offered 100 flight tickets to social organizations. In addition, 1,112 of our employees have devoted approximately 11,352 hours to volunteer activities. With respect to the prevention of human trafficking, in the last quarter of 2023, we included human trafficking prevention cards on our aircraft in partnership with the United Nations Office on Drugs and Crime, or UNODC, in order to raise awareness and help inform our passengers on how to identify human trafficking.

During the COVID-19 pandemic, we supported actions to address the global health emergency. For example, we transported more than 247 tons of medical supplies and materials to Mexican health institutions; we assisted the repatriation of more than 2,400 Mexican and more than 4,400 non-Mexican nationals who were affected by border restrictions as a consequence of the COVID-19 pandemic; we donated personal protection equipment to health care facilities; and we offered transportation to Mexican Red Cross doctors and technical health personnel. In alliance with P&G, we transported 815,000 face masks to rural communities in Mexico.

We have implemented procedures outlining appropriate actions in instances of human traffic suspicion. Our employees undergo regular training that covers human trafficking prevention protocols. We expect to expand human trafficking prevention training to administrative staff, supervisors, customer service advisors and MEX shift managers. We have begun to include a human trafficking awareness card on our flights that has been prepared in partnership with the UNODC, and the Mexican Secretariat of the Interior (Secretaría de Gobernación), or SEGOB.

We have adopted measures to prevent wildlife trafficking. Since 2016, we joined the Duke of Cambridge’s initiative to fight this crime and signed the Buckingham Palace Declaration. In 2021, we announced a declaration against illegal wildlife trafficking, which is based on three pillars:

•	training;

•	policies and procedures; and

•	awareness campaigns to allow our customers to identify and report illegal wildlife trafficking.

Diversity

We have implemented measures to promote a culture within our corporate structure built on a level playing field for all and a respect for different backgrounds. As a part of these efforts, we have:

•	adopted a statement on inclusion and fair treatment, regardless of background;

•	elaborated a manual to train our professionals to assist passengers with reduced mobility and visible and non-visible disabilities;

•	incorporated provisions about inclusion and non-discrimination to our code of conduct; and

•	implemented awareness programs.

Anti-corruption

We have a corporate code of conduct aligned with the internal control, ethical behavior and business integrity requirements of Mexico’s General Law of Administrative Responsibilities established as part of the country’s National Anticorruption System. Our code of conduct is applicable to all of our personnel, suppliers, agents and representatives. We continue to adapt to changes and new best practices in relation to anti-corruption issues, prevention of conflicts of interest, corporate ethics and compliance with applicable domestic and international legislation. We implement international best practices and apply these standards to labor agreements of workers whose relationship is regulated in a collective bargaining agreement, so that the behavior of our employees is aligned with our values. We offer compliance trainings to all our employees.

In 2019, we added a new compliance section to the aeromexico.com website for general public access, including to suppliers, customers and other third parties. In 2020, this compliance section was added to our internal portal, MiAeroméxico, accessible to all our collaborators. These portals include our code of conduct, compliance commitment, anti-corruption declaration, compliance training and information dissemination initiatives, access to our compliance and ethics hotline and information on the protection of personal information. The portals also publish information on cybersecurity, social development, environmental care and other sustainable development practices.

Since 2017, we have maintained our Corporate Integrity 500 (Integridad Corporativa 500), or IC 500, rating. Since 2020, we have maintained our 98 score and continued to be among the 100 best ranked companies. The IC 500 evaluates the 500 largest Mexican companies’ public commitments with integrity and anti-corruption policies. The IC 500 considers Mexican companies based on the presence, quality, publicity and transparency of their integrity policies. The IC 500 is developed by the Mexicans against Corruption and Impunity (Mexicanos contra la Corrupción y la Impunidad), or MCCI, and Mexican Transparency (Transparencia Mexicana). In 2024, we were in 57th place with a rating of 98 in the IC500 rankings.

Anti-corruption best practices

Our anti-corruption policy is frequently updated to comply with best practices under Mexican law, covenants, treaties, international agreements, and the laws of the countries in which we operate, such as the United States Foreign Corrupt Practices Act, or FCPA, and the United Kingdom Bribery Act of 2010, or the UKBA.

Our internal policy prohibits and punishes both domestic and international corruption. Our policy applies to our service providers, commercial partners and distributors when they act in our name and on behalf or that provide services or products for or on our behalf. We adopt internal control and follow-up mechanisms for activities that involve public servants and government officials and implement the necessary mitigation strategies.

In addition, we have reinforced our anonymous reporting, or whistleblowing, system, the Aeroméxico Ethics Line. The Aeroméxico Ethics Line helps us to identify and report acts of corruption by our employees. We have also redesigned and reinforced our training program that includes an online anti-corruption course, with certification and in accordance with international standards, and our institutional communication program, which focuses on corruption prevention.

We have also updated our online and in-person training programs for our employees. In these programs, we cover international regulations with extraterritorial application to prevent and denounce corporate corruption. In addition, we have adopted internal rules that establish precautions when dealing with government officials, their relatives and representatives, including rules about offering gifts, donations, travel and hospitality services to officials. This policy may be applicable to third parties such as suppliers, service providers or business partners, according to the risk level of the third-party relationship. Through our anti-corruption policies, we promote a culture of ethics and corporate integrity during daily operations to achieve our objectives and reduce risks related to corruption and other unlawful practices.

Antitrust

We are subject to continued oversight and control by antitrust authorities in the jurisdictions in which we operate, and such authorities may issue rulings affecting our operation, including routes we operate or prices we charge our customers. In order to strengthen our compliance culture on antitrust rules applicable to us, we developed a new antitrust policy and internal regulatory framework intended to prevent violations of antitrust laws. We also offer online and in-person training programs with specialists focused on business areas subject to antitrust risks. Depending on the relationship, our contracts with third parties may establish additional obligations to prevent our counterparties from engaging in anti-competitive actions that may affect us. For further information about antitrust proceedings against us, see “Business—Legal and Administrative Proceedings—Regulatory proceedings.”

Our JCA with Delta, which establishes the main terms of our partnership, has been subject to the review and approval of authorities with antitrust jurisdiction in Mexico and the United States. In 2015, COFECE issued a resolution approving the JCA and, in 2016, the DOT approved the agreement and granted immunity from United States antitrust laws, which became effective in 2017. The JCA is subject to periodic reviews by government authorities. On March 29, 2022, we filed our application for renewal of the antitrust immunity with the DOT, which maintained antitrust immunity until final departmental action to the contrary.

On January 26, 2024, the DOT issued a tentative Order to Show Cause, or the Order, to Delta and us, tentatively dismissing without prejudice our application to renew the DOT’s approval and grant of antitrust immunity for the JCA and tentatively terminating its grant of such immunity. The Order was issued following certain actions by the Mexican government which, according to the DOT, would violate the U.S.-Mexico Air Transport Agreement and have had the effect of removing a necessary precondition for the consideration of an antitrust immunity application or continuation of an existing immunized joint venture. On January 29, 2024, together with Delta, we filed a motion to the DOT requesting an extension to file our objection to the DOT’s position. The DOT partially granted our request, and we and Delta jointly filed objections to the Order on February 23, 2024. In addition, we understand that on February 9, 2024, Delta filed a request urging the DOT to continue engaging in consultations or, if necessary, to begin arbitration, with the Mexican government under the U.S.-Mexico Air Transport Agreement and, in parallel, to invoke procedures under 14 C.F.R. Part 213, or Part 213 procedures, which would allow the DOT to impose schedule filing requirements on all Mexican carriers serving the United States. Also on February 9, 2024, we understand that Delta requested that the DOT suspend the procedural schedule of the Order while Delta’s Part 213 procedures request remains pending. On July 19, 2025, the DOT issued the July 2025 Order. In the July 2025 Order, the DOT expressed concerns regarding the Mexican government’s actions in connection with the relocation of all cargo operations and slot management at MEX, and claimed that these measures were inconsistent with the obligations under the bilateral U.S.-Mexico Air Transport Agreement and with a fully liberalized “Open Skies” environment necessary for granting antitrust immunity. The July 2025 Order tentatively concluded that the basis for the DOT’s grant of antitrust immunity for Delta and Aeroméxico in 2016 was no longer valid and tentatively disapproved the JCA because in the DOT’s view the JCA was no longer required by the public interest and continuation would be adverse to the public interest. On August 8, 2025, the DOJ submitted a comment in support of the DOT’s July 2025 Order, stating that it supported the DOT’s tentative decision to withdraw its approval and grant of antitrust immunity to the JCA.

On September 15, 2025, the DOT issued the Final Order terminating the antitrust immunity of the JCA, effective January 1, 2026. The Final Order directs the parties to wind down certain joint operations covered by the antitrust immunity by January 1, 2026—such as price coordination, schedule coordination, and revenue sharing—while we may still retain arm’s-length cooperation in code sharing, frequent flyer program reciprocity and other joint marketing activities. Although we will need to end certain of our practices that were built around the antitrust immunity aspects of the JCA, we believe that our ongoing relationships with Delta in aspects not subject to the antitrust immunity, combined with the benefits of our broader network and operational strengths, will continue to support our growth, strengthen our Mexico-United States business travel service, improve operations and customer experience, and deliver meaningful cost and revenue synergies by leveraging the respective competitive advantages of each partner, even though the efficiencies flowing from the antitrust immunity with Delta since 2017 will terminate on January 2026. The termination of antitrust immunity introduces complexities in ensuring compliance with antitrust laws during the transition period and in our dealings with Delta. In addition to antitrust compliance measures we already have in place, we are implementing measures to address these. For further information about our JCA with Delta, see “Business—Partnerships and Alliances.”

Prevention of money laundering

We constantly review anti-money laundering and counter-terrorism regulations applicable to us in the jurisdictions in which we operate. As a result, we adopt measures to timely comply with the applicable obligations and changes in the law. We also have internal procedures and internal control areas to identify and address suspicious transactions.

Compliance with sanctions

In response to Russia’s February 2022 invasion of Ukraine, the United States, the EU, the United Kingdom and other countries have imposed broad, far-reaching sanctions against Russia, certain Russian persons and certain activities involving Russia or Russian persons. In September 2022, OFAC issued preliminary guidance on the implementation of a maritime services policy that will ban the provision of services related to the maritime transportation of Russian-origin crude oil and petroleum products, with exceptions for shipments of seaborne Russian oil purchased at or below a specified price cap. The policy took effect on December 5, 2022, with respect to crude oil, and on February 5, 2023, with respect to petroleum products.

In order to ensure compliance with the sanctions on Russia and mitigate risks as much as possible, we terminated operations related to Russia. Specifically, because of the imposition of sanctions and flight restrictions relating to Russia, Aeroflot was suspended from the SkyTeam alliance. As a result, we suspended our code sharing agreement with this airline and the reciprocity of our loyalty programs, which allowed our customers to accrue or redeem points when using this airline. In addition, we suspended interline sales and any other agreements, such as lounge sharing with Aeroflot, and we temporarily discontinued our flights to Seoul, South Korea, in 2022, as the direct flight route between Mexico and South Korea passed through Russian airspace. We resumed flights between Mexico and Seoul in the third quarter of 2024 through a longer route that does not cross the Russian airspace. To implement this new route to South Korea, our flight will have a layover in Monterrey, Mexico, to refuel and offset crew hours for the additional flying time.

On June 25, 2025, FinCEN, under authorities granted by the Fentanyl Sanctions Act and the FEND Off Fentanyl Act, issued orders designating CIBanco, Intercam, and Vector as institutions of primary money laundering concern in connection with illicit opioid trafficking. These orders prohibit U.S. “covered financial institutions” from engaging in any transmittals of funds to or from CIBanco, Intercam or Vector. On July 9, 2025, the effective date of the orders was extended to September 4, 2025 and, on August 19, 2025, it was further extended to October 20, 2025. Also on August 19, 2025, Grupo Financiero Multiva, S.A.B. de C.V., or Banco Multiva, announced the acquisition of CIBanco’s fiduciary business.

Although we are not a covered financial institution, we nonetheless took prompt corrective action with respect to our fiduciary arrangements with CIBanco, the trustee of our variable compensation plan trusts and a management and source of payment trust agreement established in connection with our senior revolving credit facility. We are in the process of replacing CIBanco as trustee of the management and source of payment trust. With respect to our other trusts for which CIBanco serves as trustee, we are reviewing our arrangements, which may result in account closures, the substitution of CIBanco and appointment of new trustees, or the engagement of Banco Multiva as successor trustee. For further information, see “Management—Compensation for Board Members and Officers and Variable Compensation Plan for Offices—Variable Compensation Plan” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Indebtedness—Revolving Credit Facility.” We expect to complete any resulting changes by the end of 2025. As of the date of this prospectus, we do not have any existing relationships with Intercam or Vector.

Further, we maintain and implement economic sanctions and export controls compliance policies and procedures, including screening counterparties against lists of sanctioned and restricted parties. These compliance procedures provide additional safeguards against risks of sanctions violations that may still persist despite termination of our Russia-related operations.

Third-party due diligence

We conduct third-party due diligence depending on the risk level of our business partners and other factors related to the commercial and legal relationship with us, including the duration, amount, value, relevance of the business, as well as to what extent they act on our behalf. We conduct background checks and review the reputation of some third parties, including supplier, service provider and business partner. We conduct our diligence processes through questionnaires and online searches of media and public records to identify any serious legal breaches or disqualifications. We have a third-party due diligence policy that establishes guidelines to validate information corresponding to the background checks and develop risk mitigation strategies according to the context. We also use background check tools to improve processes related to medium and high risk third parties.

Insurance

We maintain comprehensive property and casualty insurance policies with highly qualified international insurance companies. Coverage limits are aligned with our risk appetite and comply with legal, regulatory and contractual requirements.

We have aviation insurance that covers material damages to our aircraft up to an agreed value. This insurance includes total risk coverage, including against war and terrorism. We also have insurance for airplane parts and repairs, including for damage to engines, flight repair equipment, flight entertainment systems, ground support equipment, tools, components and all other aircraft equipment. Our insurance complies with requirements under our lease and financing agreements, as well as our concessions. We also have civil liability insurance covering damages to passengers, third-party property and bodily injury and losses related to damaged merchandise, mail and luggage. We obtain these policies through highly rated international insurance companies at prices that are consistent with industry practice.

We consider our insurance to be appropriate to protect us from substantial losses related to our activities. We believe that we emphasize safety and use technologically advanced aircraft, which makes our insurance negotiations favorable to us as we can obtain broad coverage and relatively modest premiums. Our property damage insurance also covers full risk and damages to real and personal property, machinery, contractor equipment, electronic equipment, glass, cash and valuables against any direct loss or damage caused by fire, earthquake, volcano, as well as meteorological risks such as hurricanes, high winds, hail, ice and floods. In addition, our machinery is covered by insurance against misuse or negligent operation, failures, short-circuiting, production failures and improper assembly, and our inventory is covered against theft with violence and aggression. We have theft coverage for all of our mobile and portable electronic equipment. We have civil liability coverage, which includes damages caused by fire or explosions which directly affect the leased properties. We have also obtained terrorism coverage to cover certain damages as a result of terrorist acts.

For further information about the risks related to our insurance policy, including potential price increases due to global events, see “Risk Factors—Risks Related to Our Business—Our operations involve inherent risks that may not be covered by our insurance or that may be difficult to insure on commercially acceptable terms.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and positions of our directors and executive officers as of the date of this prospectus:

Name	Position
Francisco Javier de Arrigunaga Gómez del Campo	Chairman
Andrés Borrego y Marrón	Director
Antonio Cosío Pando	Director
Luis de la Calle Pardo	Director
Valentín Diez Morodo	Director
Jorge Esteve Recolons	Director
Glen William Hauenstein	Director
Bogdan Ignaschenko	Director
Donald Lee Moak	Director
Antoine George Munfakh	Director
Jorge Andrés Vilches Martínez	Director
Eduardo Tricio Haro	Director
Andrés Conesa Labastida	Chief Executive Officer and Director
Ricardo Javier Sánchez Baker	Chief Financial Officer
Santiago Diago Heilbron	Chief Operating and Maintenance Officer
Aaron James Murray	Chief Commercial Officer
Ernesto Gómez Pombo	General Counsel
Andrés Castañeda Ochoa	Chief Digital and Customer Experience Officer
Rosa Angélica Garza Sánchez	Chief Human Resources Officer

The business address of our directors and executive officers for purposes of this prospectus is Paseo de la Reforma 243, 25th Floor, Col. Renacimiento, Cuauhtémoc, Mexico City, 06500, Mexico.

Javier de Arrigunaga Gomez del Campo. Mr. de Arrigunaga has served as the chairman of our board since 2015 and has been a director since 2007. Mr. de Arrigunaga is also a member of our executive committee since 2007, our nomination and compensation committee since 2015, and our safety committee since 2022. He is the managing director of Xokan S.C., a financial advisory firm, a director and chairman of the audit committee of El Puerto de Liverpool S.A. de C.V. (BMV: LIVERPOL), Mexico’s largest department store since 2019, and a director and chairman of the nominations and compensation committee of Gentera, S.A.B. de C.V. (BMV: GENTERA), the largest microfinance bank of Latin America, since 2015. Additionally, he is a director of Southern Copper Corporation (NYSE: SCCO), a U.S. public company, leader in the production of copper, Dine S.A.B. de C.V. (BMV:DINEA), and Kuo S.A.B. de C.V. (Grupo DESC) (BMV:KUOB), a large industrial and resort development Mexican conglomerate, since 2019. He is also a member of the technical committee of Casa de Bolsa GBM S.A. de C.V., a leading brokerage firm in Mexico, since 2021. He has been a member of the governing body of the Universidad Iberoamericana A.C., his Alma Mater, since 2012, and the director of the Mexican Bankers Club (Club de Banqueros) in Mexico City, since 2013. He is also a founding partner and director of Prestanómico S.A.P.I. de C.V., a fintech company specialized in lending as a service, since 2016. Previously, Mr. de Arrigunaga was a senior advisor to the Canada Pension Plan Investment Fund between 2019 to 2022, and to Lazard México, a financial advisory entity between 2017 to 2023. Mr. de Arrigunaga was also the chairman of the Mexican Banking Association (Asociación de Bancos de México) from 2013 to 2014. He was the chief executive officer of Citi Banamex, a leading Mexican bank, from 2010 to 2014, where he also held several senior positions. He was a member of the Citigroup management committee from 2011 to 2014. Before joining Citi Banamex, Mr. de Arrigunaga was the Mexican ambassador to the OECD in Paris, France. Prior to his time in the OECD, he had a 15-year-long career at the Mexican Central Bank where he held different positions, including head of regulations and general counsel. He played an instrumental role in the design, drafting and debates with congress for the passage of the constitutional reform to grant the Mexican Central Bank independence. Mr. de Arrigunaga was also the project manager for the implementation of the of the monetary unit substitution, which eliminated three zeros to the currency. He was one of the six-member government delegation, led by the minister of finance, responsible for negotiating the rescue package of the Mexican economy with the U.S. Treasury during the macroeconomic crisis of 1995. He was appointed chief executive officer of the deposit insurance agency from 1997 to 1998, and in that capacity, and as senior manager of the Mexican Central Bank, he played an important role in the management and solution of the banking crisis of 1995. He has been a member of the board of several companies and institutions, including the Mexican Stock Exchange from 2008 to 2010, Grupo Financiero Banamex S.A. de C.V. from 2010 to 2014, Casa de Bolsa Accival S.A. de C.V. from 2010 to 2014, and the CNBV from 1993 to 1997. Additionally, since 2008, Mr. de Arrigunaga has been on the advisory board of the philanthropic organizations, Haciendas for the Mayan World Foundation (Fundación Haciendas del Mundo Maya), a foundation that fosters community development in the Yucatan Peninsula, and the Independent Cow Foundation (La Vaca Independiente), an organization devoted to education and environmental conservation. He is a founding member and was chairman of the governing body of the Interactive Museum of Economy (MIDE) between 2006 and 2010. Mr. de Arrigunaga holds a law degree from the Universidad Iberoamericana in Mexico City, Mexico and a Master of Laws (LLM) specialized in corporate law and finance from Columbia University in New York, New York.

Andrés Borrego y Marrón. Mr. Borrego has served as a member of our board since 2022. Since December 2023, Mr. Borrego has served as CEO and co-portfolio manager of Catena Activos Alternativos, a recently created company that was established by Mr. Borrego and members of the management team of Credit Suisse’s Mexico asset management business from the spin-off of funds managed by such team. Prior to Catena Activos, Mr. Borrego served as chief executive officer and co-portfolio manager of the Mexico Credit Opportunities Funds since 2012 and was the head of the asset management business of Credit Suisse in Mexico. As chief executive officer and co-portfolio manager of Mexico Credit Opportunities Funds, Mr. Borrego served on the board of several public and private portfolio companies. From 2009 to 2011, Mr. Borrego was the co-head of Credit Suisse’s fixed income emerging markets business for Latin America (excluding Brazil) and was the country head for Credit Suisse in Mexico. Mr. Borrego obtained a degree in Industrial Engineering from Universidad Iberoamericana in Mexico City.

Antonio Cosío Pando. Mr. Cosío has served on our board of directors since 2007. Mr. Cosío is also the chair of our nomination and compensation committee. Mr. Cosío currently is a member of the board of directors of Corporación Actinver (BMV: ACTINVRB) since 2010, Kimberly Clark, S.A.B. de C.V., Grupo Sanborns (BMV: GSANBORN) since 2013, America Móvil (BMV: AMX) since 2015, Carso Infraestructura y Construcción CICSA, S.A. de C.V., Inmuebles Carso S.A.B. de C.V., and Grupo Financiero Inbursa (BMV: GFINBUR) since 2018 and is a member of the technical committee of Fibra SOMA. Mr. Cosío is a member of the board of directors and president of the audit committee of Grupo Financiero Inbursa; vice chairman and CEO of Grupo Hotelero Brisas; vice chairman of La Suiza S.A. de C.V.; member of the board of directors and audit committee of Teléfonos de México (BMV: TELMEX); member of the board of directors of Corp Moctezuma (BMV: CMOCTEZ); member of the board of directors of Grupo Carso (BMV: GCARSO); and member of the board of directors of Sanluis Corporation (currently known as Rassini, S.A.B. de C.V.). He studied industrial engineering at Instituto Tecnológico de Monterrey, or ITESM.

Luis de la Calle Pardo. Mr. de la Calle has served on our board of directors since 2008. Currently, he is a member of our audit and corporate governance committee since 2005. Mr. de la Calle founded De la Calle, Madrazo, Mancera, SC, a consulting firm specializing in economics, regulatory processes and international trade in 2004 and has been its managing director since its founding. Mr. de la Calle has been also a member of the board of directors of Corporación Inmobiliaria Vesta (BMV: VESTA) since 2012. He was a member of the board of directors of Electricity Federal Commission (Comisión Federal de Electricidad) between 2015 and 2022 and served as chairman of its audit committee on several occasions. In addition, Mr. de la Calle previously held the following positions: president of Hill & Knowlton Strategies’ Latin America group between 2011 and 2012;

non-executive director of the Mexican Institute for Competitiveness between 2002 and 2021; vice chairman of the U.S.-Mexico Bilateral Committee of the Mexican Council on Foreign Trade between 2003 and 2016; vice chairman of the International Trade and Investment Committee of the International Chamber of Commerce between 2009 and 2016; and non-executive director of Grupo Modelo between 2005 and 2013 and a member of the independent North American working group of the Council on Foreign Relations, the Canadian Council of Chief Executives and the Mexican Council on Foreign Relations in 2005. Prior to his work in the private sector, Mr. de la Calle was undersecretary for international trade negotiations at the Mexican Ministry of Economy between 1999 and 2002; minister for Commercial Affairs at the Mexican Embassy in Washington, D.C between 1994 and 1998; and worked at the World Bank between 1989 and 1994. Mr. de la Calle holds a B.A. in Economics from the ITAM, and received his M.A. and Ph.D. degrees in economics from the University of Virginia.

Valentín Diez Morodo. Mr. Diez Morodo has served as a member of our board of directors since 2008. He is the chairman and chief executive officer of Consorcio Empresarial Dimova, S.A. de C.V.; chairman of the board of Consorcio Dimova España, S.L.; chairman of Deportivo Toluca Fútbol Club, A.C.; chairman of Grupo Nevadi Internacional, S.A. de C.V.; and chairman of Nilaya Properties, S.L. (the entity that owns the Rosewood Villa Magna Hotel in Madrid). He also serves as a member of the board of directors of Zara México, S.A. de C.V., Grupo Dine, S.A.B. de C.V. (BMV: DINE), Grupo Kuo, S.A.B. de C.V. (BMV: KUO) and Instituto de Empresa, Madrid. He is chairman of the advisory board of Grupo Modelo, S.A. de C.V. member of Ab InBev Group (EBR: ABI), and vice chairman and member of the compensation committee of Kimberly Clark de Mexico, S.A.B. de C.V. (BMV: KIMBER). Mr. Diez Morodo is the chairman of the Regional Advisory Boards of Banco Nacional de México, S.A.; an honorary chairman of the Mexican Business Council for Foreign Trade, Investment and Technology (Consejo Empresarial Mexicano de Comercio Exterior, Inversión y Tecnología), or COMCE, and serves as chairman of the Mexico-Spain Bilateral Committee of COMCE. He is the chairman of the Mexican Institute for Competitiveness, A.C. (Instituto Mexicano para la Competitividad), or IMCO, and chairman of the board of associates of the Universidad Iberoamericana. Mr. Diez Morodo also holds the following positions: member of the Mexican Business Council (Consejo Mexicano de Negocios), or CMN and chairman of the Mexican House in Spain Foundation (Fundación Casa de México en España). Mr. Diez Morodo is the chairman of Diez Morodo Foundation (Fundación Diez Morodo); chairman of Nemesio Diez Foundation (Spain) (Fundación Nemesio Diez); vice chairman of Maelva Foundation (Fundación Maelva) and a member of the Prado Museum Foundation (Fundación Museo del Prado). Mr. Diez Morodo holds a degree in business administration from the Universidad Iberoamericana and a postgraduate degree in marketing, sales and personnel management from the University of Michigan.

Jorge Esteve Recolons. Mr. Esteve has served as a member of our board of directors since 2007. Mr. Esteve is a member of our safety committee. He is the executive president of ECOM Mexico, an international agribusiness company with presence in over 45 countries. Mr. Esteve has been the chairman of Grupo IAMSA, a Mexican industrial park and infrastructure company, since 1997. Mr. Esteve has also been a member of the CMN since 2010, where he currently is the vice-president and is responsible for its international relations committee. Mr. Esteve has been a member of the boards of directors of several companies and non-profits, including the following: Telmex, since 2002; Grupo Real Turismo, since 2000; and Latin America Conservation Council since 2014. He is also president of the national agribusiness counsel (Consejo Nacional Agropecuario) since 2025. Mr. Esteve holds a business administration degree from the Universidad Anáhuac in Mexico City and an MBA from the Kellogg Graduate School of Management.

Glen William Hauenstein. Mr. Hauenstein has served as a member of our board of directors since 2022. Mr. Hauenstein is also a member of our executive committee and our nomination and compensation committee. He joined Delta (NYSE: DAL) in 2005 and has served as its president since 2016. As Delta’s president, he oversees a team responsible for Delta’s network, revenue management, customer engagement and loyalty strategies, and global sales, cargo and corporate real estate. Mr. Hauenstein also served as vice-general director for Alitalia Società Aerea Italiana, or Alitalia, between 2003 and 2005, in the dual role of chief commercial officer and chief operating officer. Prior to joining Alitalia in 2003, Mr. Hauenstein was the senior vice president of the network for Continental Airlines (formerly NYSE: CAL), where he was responsible for the planning and execution of the airline’s schedule, fleet, pricing and revenue management strategies. He joined Continental Airlines in 1987 as an international controller. Mr. Hauenstein holds a bachelor’s degree in finance from Stetson University.

Bogdan Ignaschenko. Mr. Ignaschenko has been a member of our board of directors since 2022. He has been a partner at Apollo (NYSE: APO), based in New York City, since 2011. Mr. Ignaschenko is also a member of the boards of directors of the following companies: Donlen since 2021; ACRA since 2023; and Athene Holding Ltd. (NYSE: ATHS, ATHPrA, ATHPrB, ATHPrD, ATHPrE) since 2024. Mr. Ignaschenko previously served as a member of the board of directors of Jewel HoldCo S.a.r.l. from 2018 to 2023; Novolex from 2022 to 2025; and Tranquilidade, a large Portuguese insurance company, between 2017 and 2020. Prior to joining Apollo, Mr. Ignaschenko worked with Credit Suisse in the investment banking division from 2009 to 2011. Mr. Ignaschenko holds a bachelor’s degree in economics from Wharton School of the University of Pennsylvania.

Donald Lee Moak. Mr. Moak has served as a member of our board of directors since 2022. Currently, he is the chairman of the safety and security committee and a member of our audit and corporate governance committee. As an aviation safety, government policy and labor expert, Mr. Moak served on the FAA’s Advanced Aviation Advisory Committee, or AAAC, between 2020 and 2024, and was co-chair of the DOT’s special committee to review the FAA’s aircraft certification process between 2019 and 2020. Mr. Moak was a member of the board of governors of the United States Postal Service, from 2019 to 2023, the chairman of its corporate governance committee and a member of its audit and finance committee. Mr. Moak was the chairman of the Delta Airlines Pilots from 2005 to 2010 and oversaw the merger and integration with Northwest Airlines in 2008. He was the chief executive officer and president of the Air Line Pilots Association International, or ALPA, from 2010 to 2014. Mr. Moak served on the FAA’s Management Advisory Council, or MAC, between 2013 and 2017. He was a member of the Executive Council of the American Federation of Labor and Congress of Industrial Organizations, or AFL-CIO, between 2011 and 2015, and the chairman of the Financial Oversight Committee of the AFL-CIO Transportation Trades Department from 2011 to 2015. He served on the FAA’s Next Generation Advisory Committee from 2010 to 2014. Mr. Moak serves on the board of directors of the International Aviation Club of Washington. Previously, Mr. Moak was a Marine Corps and Navy fighter pilot, a graduate of the Naval Fighter Weapons School “Topgun” and a captain for Delta’s B-767 aircraft. Mr. Moak holds a bachelor’s degree from the University of West Florida.

Antoine George Munfakh. Mr. Munfakh has served as a member of our board of directors since 2022. Mr. Munfakh is also a member of our executive committee and our nomination and compensation committee. Mr. Munfakh is currently a partner and head of private equity—North America at Apollo where he has held numerous roles since 2008. Mr. Munfakh also oversees Apollo’s Portfolio Performance Solutions, or APPS, Apollo’s portfolio transformational team focused on building stronger companies. Throughout his career, he has led numerous investments across the industrial, transportation and logistics, aerospace and defense and infrastructure sectors. Mr. Munfakh currently serves on the board of directors of: Barnes Group, Evri, Atlas Air, Maxim Crane Works and Apollo Education Group. Mr. Munfakh is a former member of the boards of directors of the following companies: Blume Global Inc. from 2019 to 2023; Sun Country Airlines (NASDAQ: SNCY), from 2018 to 2022; Direct ChassisLink Inc., from 2019 to 2022; Swissport, from 2020 to 2021; CH2M Hill, from 2015 to 2017; McGraw-Hill Education, from 2013 to 2020; and Volotea Airlines from 2018 to 2025. Prior to that, he was an associate at Court Square Capital Partners between 2006 and 2008 and an analyst at JPMorgan Chase and Co. (NYSE: JPM). Mr. Munfakh holds a bachelor of sciences in economics from Duke University.

Jorge Andrés Vilches Martínez. Mr. Vilches has served as a member of our board of directors since 2022. Currently, he is a member of our safety committee and of our audit and corporate governance committee. Mr. Vilches currently is the managing partner of Renaissance Executive Forums in Spain, with a long career and focus on tourism and hospitality industry. Mr. Vilches also serves at the board of directors of Arajet, an airline based in the Dominican Republic, since 2024. Mr. Vilches served as senior vice president of airlines business with Sabre Technologies (NASDAQ-GS: SABR) between 2017 and 2020 and was chief commercial officer of Alitalia between 2016 and 2017. Previously, Mr. Vilches held the following roles: president and chief executive officer of

Pullmantur Group between 2014 and 2016; head of LATAM’s long haul business unit between 2012 and 2014; and chief executive officer of LAN Peru between 2007 and 2012 and of LAN Express (Chile) between 2006 and 2007. Before being chief executive officer of LAN Express (Chile), Mr. Vilches was responsible for LAN Express (Chile)’s strategy department in Santiago, Chile. From 2004 to 2006, Mr. Vilches was responsible for the Strategy Department in Santiago, Chile. He also served as a business analyst, associate and senior associate at A.T. Kearney Management Consultants between 1998 and 2004. Mr. Vilches holds a bachelor’s degree in industrial engineering from Pontificia Universidad Javeriana and an MBA from the University of Michigan Business School.

Eduardo Tricio Haro. Mr. Tricio Haro has been a member of our board of directors since 2008. Mr. Tricio Haro also serves as the chair of our executive committee. He has been the chairman of the board of directors of Grupo LALA (BMV: LALA B) and of Grupo Industrial Nuplen. He has also been a member of the board of directors of Grupo Televisa (NYSE: TV) since 2012, Orbia since 2008, Banamex since 2008, and Aura Solar since 2013, as well as a member of the board of the Mexican Stock Exchange, the Grupo Porres, and the Grupo Industrial Saltillo. He has chaired the LALA Foundation and SER (Superación Excelencia y Resultados), which focuses on bringing quality education to economically disadvantaged children. He serves as a member of the following boards of directors: Federico Gómez Children Hospital since 2008; the National Institute of Medical Sciences, the Mexican Business Council the Princess of Asturias Foundation, and the Monterrey Institute of Technology (ITESM). He has also been a member of the ITESM since 2000; as well as of other industry associations and social and philanthropic organizations. Mr. Tricio Haro is also a dairy farmer, and holds a degree in agricultural engineering from ITESM.

Andrés Conesa Labastida. Mr. Conesa serves as our chief executive officer since 2005 and has been a member of our board of directors since 2004. He is also a member of our executive committee and our safety committee. In 2023, Mr. Conesa was appointed as the chairman of the SkyTeam alliance. Additionally, he has served on the board of directors of Sempra Energy (NYSE: SRE) since 2017 and was chairman and a member of the board of directors of Cintra between 2003 and 2005. Mr. Conesa was also the chairman of the board of IATA during IATA’s 2015 term and the chairman of the executive committee of ALTA between 2013 and 2015. He also served as a member of the IEnova board from 2013 to 2017, as well as a member of the Mexican Stock Exchange board from 2006 to 2007. He previously served as a member of the following boards of directors: SkyTeam, Aeromexpress, and Aeroméxico Servicios. Mr. Conesa has held several significant government positions, including as general economic planning director and head of the public debt management, from 2003 to 2004, and international economic affairs general director of the Ministry of Finance, from 1998 to 2000, and coordinator of advisors, from 1997 to 1998, of the Mexican Ministry of Finance (Secretaría de Hacienda y Crédito Público). Mr. Conesa holds a B.A. degree in economics from Instituto Tecnológico Autónomo de México, or ITAM, and a Ph.D. degree in economics from the Massachusetts Institute of Technology, or MIT. Mr. Conesa has received Fulbright, Ford and MacArthur scholarships. In 1997, Mr. Conesa was awarded the National Economics Prize, granted by Banamex.

Ricardo Javier Sánchez Baker. Mr. Sánchez Baker has been our chief financial officer since 2006. Mr. Sánchez Baker has also served as advisor to our chief executive officer between 2005 and 2006 and our director of revenue management between 2006 and 2007. In addition, Mr. Sánchez Baker previously held the following positions: chairman of the board of directors of the Sabre Corporation between 2007 and 2008; the chair of the SEAT Technical Committee between 2007 and 2008; and chairman of the board of directors of PLM between 2019 and 2023. He also held various positions within the Mexican federal government, including deputy director general of public debt for the Ministry of Finance between 2003 and 2005. Mr. Sánchez Baker holds a bachelor’s degree in economics from Universidad Iberoamericana, a diploma in brokerage finance from the ITAM and a Master’s and Ph.D. in economics from the University of California in Los Angeles.

Santiago Diago Heilbron. Mr. Diago has been our chief operating and maintenance officer since 2021. Mr. Diago served as Avianca’s (formerly NYSE:AVH) executive vice-president of customer experience between 2016 and 2018, chief operating officer between 2013 and 2016, and vice president of operations between 2001 and 2009. In addition, Mr. Diago has more than 33 years of experience in other airlines such as LAC, where he was a DC-8 co-pilot, and LAN, where he was general manager for Mexico and Cuba. Mr. Diago has a law degree with emphasis in socioeconomic sciences from the Pontificia Universidad Javeriana de Bogotá and is an ATP licensed pilot with approximately 8,000 flight hours.

Aaron James Murray. Mr. Murray joined our team as chief commercial officer in 2021. He has more than 22 years of commercial aviation experience, including as network planning, alliances, sales, revenue management and distribution officer at Northwest Airlines, where he worked between 2001 and 2008, and Delta (NYSE: DAL), where he worked between 2008 and 2019. He has extensive international experience, managing portfolios in key airline markets in Europe/Middle East/Africa (EMEA), Asia and Latin America and the Caribbean, in São Paulo, Brazil, prior to his move to Mexico City. In 2019, he joined our company as senior vice president of revenue management. Mr. Murray has also been a member of the board of directors of the Delta Flight Museum Committee since 2017. Mr. Murray holds a bachelor of arts and master in business administration (MBA) from the Eli Broad College of Business at Michigan State University.

Ernesto Gómez Pombo. Mr. Gómez has been our general counsel and chief legal officer since 2022 and a member of the board of directors of certain of our subsidiaries. Before joining us, Mr. Gómez was a legal director and the chief legal counsel for North Latin America at Archer Daniels Midland Company (NYSE: ADM) between 2017 and 2022, and associate general counsel of America Móvil (BMV: AMX) between 2008 and 2017. Mr. Gómez was an international associate attorney at Cleary Gottlieb Steen & Hamilton LLP between 2011 and 2012; and an associate attorney at Brigard & Urrutia Abogados in Colombia between 2004 and 2007, providing legal advice on corporate finance, mergers and acquisitions, capital markets, commercial and labor law. Mr. Gómez holds a law degree from Universidad de los Andes and an LL.M from University of Pennsylvania Law School.

Andrés Castañeda Ochoa. Mr. Castañeda is our chief digital and customer experience officer. Before joining us, he served as manager of media and communications at Unilever’s Mexico Division between 2011 and 2014, and as director of operations at Clarus Digital between 2011 and 2012. He has also been the president of the Airline Passenger Experience Association, or APEX, since 2021 and a member of APEX’s board of directors since 2018. He has a bachelor’s degree in finance from ITESM.

Rosa Angélica Garza Sánchez. Ms. Garza has served as our chief human resources officer since 2017. She is responsible for talent acquisition, talent management and development, as well as sustaining and strengthening the culture and engagement between more than 16,000 employees globally. Throughout her career, she has held key roles in various companies, such as talent management senior director for PepsiCo Latin America between 2015 and 2017; and senior human resources director for PepsiCo Mexico between 2008 and 2015. She also served as human resources director for Microsoft Mexico between 1997 and 2008. Ms. Garza holds a bachelor’s degree in organizational psychology from ITESM and an MBA from ITAM.

Board Practices

Pursuant to the LMV and our bylaws, our board of directors must be composed of at least five and no more than 21 members and their respective alternates, all of whom must be elected by the ordinary general shareholders’ meeting. Our directors are elected annually and continue as directors until substituted. The appointments of all our existing directors were approved at our general ordinary shareholders’ meeting held on April 30, 2025. Pursuant to the LMV, at least 25% of the board members and their respective alternates must be independent under LMV standards, and at least a majority of board members must be Mexican nationals and elected by Mexican investors. Whether or not a director is independent under LMV standards must be determined by the general shareholders’ meeting. The majority of our directors must be appointed by our Mexican investors.

Duties and Powers of the Board of Directors

The board of directors acts as our legal representative and has ample authorities and powers to conduct all operations inherent to our corporate strategies, except those expressly entrusted to the general shareholders’

meeting. Pursuant to our bylaws, the board of directors has the following powers, among other things, upon the advice, when applicable, of the relevant board committee:

•	determining our business strategies and oversee our management;

•	approving guidelines for the use of corporate assets;

•	approving policies for disclosure of information;

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approving unusual or exceptional transactions and any transactions that imply the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or that imply the provision of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of our consolidated assets;

•	approving related party transactions and establish related policies;

•	approving the appointment or removal and compensation of our chief executive officer and establish guidelines on such officer’s duties and compensation;

•	approving policies and guidelines for financings, loans or any type of credits or guarantees to related parties;

•	approving policies and guidelines for financial reporting, accounting, internal control and internal auditing, as well as the hiring of external auditors;

•	approving our financial statements; and

•	establishing the committees of the board of directors as it deems necessary.

Under Mexican law, boards of directors of public companies are required to meet at least four times during each calendar year. In order to have a quorum for a meeting of the board of directors, a majority of the board members must be present. For further information, see “Description of Capital Stock—Shareholder Meetings and Quorum.”

Composition of the Board of Directors

As required by the LMV and our bylaws, the majority of our directors are Mexican nationals, residing in Mexico and designated by a majority of Mexican investors. At our April 30, 2025 ordinary general shareholders’ meeting, the appointments of our current board of directors, composed of 13 directors, were approved. The majority of our directors must be appointed by Mexican investors. The independent members under the LMV standards for general board membership are Messrs. de la Calle, de Arrigunaga, Moak and Vilches.

Family Relationships

There are no family relationships between any of the directors or executive officers.

Arrangements or Understandings

As a result of our Chapter 11 proceedings and pursuant to the restructuring plan:

•	Mexican investors had the right to designate four directors to our initial post-emergence board and designated Messrs. Cosío, Diez, Esteve and Tricio;

•	Delta had the right to designate two directors to our initial post-emergence board and designated Messrs. Hauenstein and Moak;

•	the Apollo shareholder had the right to designate two directors to our initial post-emergence board and designated Messrs. Ignaschenko and Munfakh;

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the Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria, solely in its capacity as trustee of the irrevocable trust (fideicomiso irrevocable) agreement number F/17937-8 had the right to designate one director to our initial post-emergence board and designated Mr. Borrego; and

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BSPO, together with the noteholder investors group, had the right to designate two directors to our initial post-emergence board and designated Messrs. Eugene Irwin Davis and Vilches. Since April 30, 2025, Mr. Davis is no longer a member of our board of directors.

The directors designated by BSPO and the noteholder investors group were required to have significant airline industry experience and could not be investment professionals of BSPO or the noteholder investors group. Delta, the Apollo shareholder, BSPO and the noteholder investors group also had the right to designate members of our initial post-emergence committees, as described below under “Committees of our Board of Directors.”

The designation rights above are related only to the board that was in place following the restructuring plan. Ongoing designation rights are governed by the LMV and our bylaws. Pursuant to the LMV, and as reflected in our bylaws, for each 10% of our shares held by a shareholder, such shareholder has the right to designate one director to our board. Currently, each of (i) Delta, and (ii) the Apollo shareholder holds more than 20% of our shares, respectively, thus, in accordance with the procedures under our bylaws, and, so long as they continue to hold 20% or more of our shares, they will continue to have the right to designate two directors each. In addition, pursuant to our bylaws, our shareholders may designate investors who beneficially own 2.5% or more of our ordinary shares, including competitors and non-Mexican investors, as strategic partners who may have temporary rights to appoint a certain number of directors and their respective alternates. To be designated a strategic partner, our board of directors and our shareholders must approve the investment as a strategic investment. In addition, our shareholders must approve the written agreement between the strategic partner and us establishing the terms and conditions of the strategic investment, including board designation rights, provided that, at all times, the majority of our board must be appointed by Mexican investors and the company must be controlled by Mexican investors. Delta is our strategic partner and has an ongoing right to designate two directors to our board for as long as it continues to have this status. In all cases, each of the director designees must be elected by the required threshold at our general shareholders’ meeting.

Other than pursuant to the above, there are no shareholder arrangements regarding board of directors nominations. In addition, none of our other members of the board of directors or executive officers has any arrangement or understanding with any of our principal shareholders, customers, suppliers or other persons pursuant to which he or she was selected as such.

Committees of our Board of Directors

The LMV requires us to have an audit and corporate governance committees. Additionally, we have established other committees to assist the board of directors, as described below.

The duties of each permanent committee are determined by our board of directors. Subject to the designation rights described above under “Arrangements or Understandings,” the members of each committee, including the chair are appointed by our board of directors only from its members. Likewise, all the committee chairs serve as experts on the topic relating to each committee.

The election of the current members of all of our board committees was approved pursuant to resolutions adopted by our shareholders at our April 30, 2025 ordinary general shareholders’ meetings. Prior to this offering, the composition of the committees of our board of directors may be adjusted to satisfy the requirements of our bylaws.

Audit and Corporate Governance Committee

The LMV and our bylaws require our audit and corporate governance committee to be composed of at least three members, all of whom must be independent members under the LMV standards. All the members of the audit and corporate governance committee must also be independent under Rule 10A-3 under the Exchange Act. The chair of this committee cannot be the chair of our board of directors and may only be appointed or removed by a vote of our general shareholders’ meeting. The audit and corporate governance committee’s responsibilities include:

•	subject to board approval, compensating, retaining and supervising our external auditors;

•	analyzing audit reports;

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reviewing and discussing with management and the external auditors major issues arising as to the adequacy and effectiveness of our internal controls, and informing our board of directors of existing internal controls;

•	supervising and advising on our related party transactions, for ultimate approval by the board of directors (including in accordance with NYSE listing rules);

•	overseeing our internal audit function;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters;

•	reporting any accounting irregularities to the board of directors;

•	reviewing and discussing with management and the external auditors our major financial risk exposures;

•	assisting the board of directors in the preparation of our annual reports;

•	providing advice to the board of directors related to management practices;

•	requesting and obtaining advice from independent third party experts;

•	developing a plan for the succession of our executive officers;

•	developing and recommending to the board of directors a set of corporate governance principles applicable to us; and

•	to the extent not covered by another committee, overseeing our significant environmental, social, corporate governance (collectively, ESG) and sustainability practices, policies and activities.

The members of our audit and corporate governance committee are Messrs. Vilches (initially designated by BSPO, together with the noteholder investor group), de la Calle and Moak (initially designated by Delta), with Mr. de la Calle serving as the chair. All members of the audit and corporate governance committee are independent under LMV standards and Rule 10A-3 under the Exchange Act. Additionally, all of them meet the requirements for financial literacy under the rules and regulations of the SEC and the NYSE, and Mr. de la Calle is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

Executive Committee

Our executive committee is composed of members of our board of directors, as determined by such board. Pursuant to the restructuring plan, our initial post-emergence executive committee had to be composed of at least one director designated by Delta, one director designated by the Apollo shareholder and one director designated by BSPO, together with the noteholder investors group.

The current members of the executive committee are Messrs. de Arrigunaga, Conesa, Vilches (initially designated by BSPO, together with the noteholder investor group), Hauenstein (initially designated by Delta), Munfakh (initially designated by the Apollo shareholder) and Tricio, with Mr. Tricio serving as chair.

Nomination and Compensation Committee

Pursuant to our bylaws, our nomination and compensation committee must be composed of at least three members and no more than seven members of our board of directors. The nomination and compensation committee is currently composed of five members. The nomination and compensation committee’s responsibilities include:

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proposing candidates for our board of directors at our shareholders’ meeting, except the candidates who are appointed by Mexican investors, who are directly appointed by a shareholders’ special meeting of Mexican investors;

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except with respect to the members of the board of directors appointed by Mexican investors, recommending the removal of members of our board of directors to our shareholders’ meeting when appropriate, based on the opinion of our audit and corporate governance committee;

•	overseeing the evaluation of the board of directors and management;

•	proposing the compensation for members of our board of directors and committees for approval at our general shareholders’ meeting or at board meetings as applicable; and

•	presenting, at least once a year, a report to our board of directors and general shareholders’ meeting related to the committee’s activities.

The nomination and compensation committee is currently composed of five members. Pursuant to the restructuring plan, the initial post-emergence nomination and compensation committee had to be composed of at least one director designated by Delta, one director designated by the Apollo shareholder and one director designated by BSPO, together with the noteholder investors group. The current members of the nomination and compensation committee are: Messrs. de Arrigunaga, Cosío, Hauenstein (initially designated by Delta), Munfakh (initially designated by the Apollo shareholder) and Vilches, with Mr. Cosío serving as chair.

Safety Committee

Our safety committee is composed of five members of our board of directors, as determined by such board. The safety committee’s responsibilities include:

•	reviewing the design and compliance of our programs, policies, and procedures relating to operational safety and matters affecting the safety of our customers, including security and public health;

•	monitoring and reviewing our flight operations and safety management system and reporting to the board of directors on such topics;

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reviewing and making recommendations to the board of directors regarding oversight of our manufacturers, suppliers, and third-party providers to ensure the provision of safe and reliable products and services; and

•	reviewing our strategies and actions to address safety performance objectives and metrics.

The members of our safety committee are Messrs. de Arrigunaga, Conesa, Esteve, Moak, and Vilches, with Mr. Moak serving as the chair.

Compensation for Board Members and Officers and Variable Compensation plan for Officers

For the year ended December 31, 2024, the total gross compensation, which includes fixed and variable compensation, we paid to our board members and “principal executives” (as the term is used in this section, executives who define our policies and major guidelines and who directly affect the results of the business, including chief officers, vice presidents and senior directors) was in aggregate $54.5 million.

The compensation for our principal executives paid or accumulated includes short-term benefits, variable compensation bonuses and payments based on the distribution of restricted shares. Annual bonuses are approved by our nomination and compensation committee based on certain performance factors.

Certain of our independent directors and the chairmen of the Executive Committee and the Board are entitled to receive compensation in the form of cash and shares, as approved by our shareholders. For more information, see “Certain Relationships and Related Party Transactions—Transactions with Directors.” None of our board members or executive officers has any agreement with us to provide severance benefits.

Our principal executives are eligible for pension and retirement benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to principal executives because they are included in the overall accrual for all employees subject to such benefits as reported in our audited consolidated financial statements and interim financial statements, all included elsewhere in this prospectus. We do not pay pensions and retirement benefits or other benefits for serving as members of our board of directors.

We have a variable compensation plan for officers, including certain principal executives, who meet the parameters determined by the board of directors and the nomination and compensation committee.

Variable Compensation Plan

In December 2022, our nomination and compensation committee decided to establish the guidelines for the variable compensation plan, allocate 4,751,255 common shares for the plan and establish a trust (fideicomiso) to administer these common shares and implement the plan. CIBanco served as the trustee of our variable compensation program. As of the date of this prospectus, we are in the process of reviewing our arrangements with CIBanco, which may include account closures, the substitution of CIBanco and appointment of a new trustee, or the engagement of Banco Multiva as successor trustee. We expect to finalize any resulting changes by the end of 2025. The beneficiaries of the variable compensation plan are certain executive officers, members of our board of directors and our key employees. The variable compensation plan consists of a one-time management incentive plan, or MIP, applicable to certain senior employees and executive officers in connection with their work during our Chapter 11 emergence, and a long-term incentive plan, or LTIP, applicable to certain senior employees, under which shares are vested yearly. As of June 30, 2025, 4,994,607 restricted shares were allocated and 3,999,018 shares have vested under our variable compensation plan. There are no outstanding share options as of the date of this prospectus.

Under the trust agreement, each beneficiary to our variable compensation plan must enter into a share purchase agreement with the trustee to acquire the corresponding allocated shares. Before the shares are allocated to their respective beneficiaries, the trustee has legal ownership and exercises the rights over these shares. Once these shares are vested, the trustee is required to release and transfer the allocated shares to the beneficiaries in accordance with the respective share purchase agreement.

Except in cases of death or incapacity, if the beneficiary leaves our company before the allocated shares are delivered, the unvested shares are forfeited, and the trustee will retain those shares until further allocation to another beneficiary under the terms of the variable compensation plan. Nevertheless, our nomination and compensation committee may decide, at its discretion, to allow the vesting and allocation of these shares after the termination of the labor relationship.

Code of Conduct

We have a code of conduct applicable to our executive officers, including our chief executive, chief financial and board members, and to all of our employees, to our subsidiaries, customers, suppliers, shareholders or strategic partners. We also advise our employees and collaborators, who encompass individuals who work under an employment agreement, provide services to us or act on our behalf, that they may report of suspected violations of our code of conduct through their corresponding departments or through our anonymous whistleblower hotline, known as the Aeroméxico Ethics Line. Our code of conduct is based on our commitment to inclusivity, responsibility, avoidance of conflicts of interest, adherence to law and the promotion of teamwork. Following the consummation of this offering, the code of conduct (which will meet the standards of a “code of ethics” as defined in Item 16B of Form 20-F) will be available on our website, and if a waiver or amendment of the code of conduct applies to our chief executive officer, chief financial officer or other persons performing similar functions, we will disclose such waiver or amendment on our website within four business days following the date of amendment or waiver in accordance with SEC requirements.

Diversity

Our corporate culture encourages professional development based on talent, character, education, know-how, discipline and work and promotes equal opportunity for all employees. We prohibit discrimination on the basis of sex, race, religion or other similar subjective factors and we offer training programs related to these topics.

Foreign Private Issuer Exemptions

We are considered a “foreign private issuer” under the securities laws of the United States and the NYSE’s listing rules. Under the applicable securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than United States domiciled issuers. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the NYSE’s listing rules.

Under the NYSE’s listing rules, a “foreign private issuer” is subject to less stringent corporate governance and compliance requirements and subject to certain exceptions, for example, the NYSE permits a “foreign private issuer” to follow its home country’s practice in lieu of the listing requirements of the NYSE. Accordingly, our shareholders may not receive the same protections afforded to shareholders of companies that are subject to all of the NYSE’s corporate governance requirements. This “foreign private issuer” exemption will permit us to follow home country corporate governance practices or requirements instead of certain NYSE’s listing requirements, including the following:

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We expect to rely on an exemption from the requirement that a majority of our board be composed of independent directors under the NYSE’s listing rules. For the requirements applicable to us under the LMV and our bylaws, see “Management—Board Practices” above.

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We expect to rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under the NYSE’s listing rules. The LMV and our bylaws do not require the independent directors of a Mexican company to have such executive sessions.

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We expect to rely on an exemption from the requirement that our audit committee meet certain governance requirements under the NYSE’s listing rules. The LMV and our bylaws require that we have an audit committee of at least three members, all of whom must be independent under LMV standards. In accordance with our bylaws, among other things, the audit committee oversees the quality and integrity of our financial statements, including the oversight of our accounting and financial reporting processes and the financial statement audits and our engagement of our external auditors. We currently comply with these LMV requirements, and all members of our audit committee are independent under Rule 10A-3 under the Exchange Act.

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We expect to rely on an exemption from the requirement that we maintain a compensation committee of which all of the members are independent under the NYSE’s listing rules. In accordance with the LMV, we are not required to have a compensation committee. However, we maintain a nomination and compensation committee in accordance with our bylaws, which has the responsibilities described above under “Management–Committees of our Board of Directors–Nomination and Compensation Committee.” Pursuant to our bylaws, our nomination and compensation committee must be composed of at least three members and no more than seven members of our board of directors, none of whom is required to be independent. Our nomination and compensation committee is currently composed of five members.

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We expect to rely on an exemption from the requirement that we maintain a nominating and governance committee of which all of the members are independent, under the NYSE’s listing rules. In accordance with the LMV, we are not required to have a nominating committee. However, we maintain an audit and corporate governance committee and a nomination and compensation committee, which in accordance with our bylaws, have the responsibilities described above under “Management–Committees of our Board of Directors–Audit and Corporate Governance Committee” and “Management–Committees of our Board of Directors–Nomination and Compensation Committee,” respectively. Pursuant to our bylaws, our nomination and compensation committee must be composed of at least three members and no more than seven members of our board of directors, none of whom is required to be independent. Our nomination and compensation committee is currently composed of five members.

•

We expect to rely on an exemption from the requirement that we adopt one or more codes of ethics applicable to all directors, officers and employees, that such code of ethics provide an enforcement mechanism and that disclosure of any waiver and the reasons for such waiver for directors or executive officers be made pursuant to the NYSE’s listing rules. In accordance with our bylaws, we are not required to have such codes of ethics. However, we have adopted a code of conduct, which is applicable to, among others, directors, collaborators and other personnel, as described above under “Management–Code of Conduct.” Although this code of conduct does not meet the standard of the NYSE’s listing rules, it meets the standard of “code of ethics” as defined in Item 16B of Form 20-F of the SEC, and any waivers or amendments as they apply to our chief executive officer, chief financial officer or other persons performing similar functions will be disclosed on our website in accordance with the SEC requirements.

•

We expect to rely on an exemption from the requirement for adopting corporate governance guidelines pursuant to the NYSE’s listing rules. In accordance with the LMV, we are not required to disclose corporate governance guidelines. However, we have adopted and included in our bylaws certain governance guidelines covering corporate governance topics such as related party transactions, communication with and equal treatment for our shareholders, and public offerings.

•

We expect to rely on an exemption from the requirement for obtaining shareholder approval for certain dilutive issuances and the establishment of our material amendment to an equity compensation plan pursuant to the NYSE’s listing rules. In accordance with the LMV, shareholder approval is not expressly required in these cases. However, pursuant to our bylaws, directors’ compensation plans are subject to shareholders’ approval upon recommendation from our nomination and compensation committee. Mexican law and our bylaws require shareholder approval for any share issuance. Under the LMV, the issuance of shares is subject to preemptive rights, except in the event of a public offering.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the current beneficial ownership of the shares of common stock by:

•	each person known to us that is a beneficial owner of 5% or more of any class of our outstanding shares;

•	each of our executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	the selling shareholders.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote, to our knowledge, the persons named in the table below will have sole voting and investment power with respect to all shares shown as beneficially owned by them. The shares and corresponding percentage owned before the offering are based on the 1,364,239,590 shares outstanding as of the date of this prospectus, after the 1-to-10 stock split approved on August 25, 2025.

Unless otherwise indicated below, the address for each beneficial owner is Avenida Paseo de la Reforma 243, 25th floor, Col. Renacimiento, Cuauhtémoc, 06500 Mexico City, United Mexican States.

	Shares beneficially owned prior to the global offering		Shares offered assuming the underwriters’ option is not exercised	Shares offered assuming the underwriters’ option is fully exercised	Shares beneficially owned after the global offering assuming the underwriters’ option is not exercised		Shares beneficially owned after the global offering assuming the underwriters’ option is fully exercised
	Number	(%)	Number	Number	Number	(%)	Number	(%)
5% Shareholders
Apollo shareholder(1)	305,327,190	22.4%
Delta(2)	272,848,530	20.0%
Banco Actinver F/5292 Trust(3)	80,551,770	5.9%
Funds managed by Silver Point Capital(4)	131,727,540	9.7%
SVP Funds(5)	105,304,980	7.7%
Directors and executive officers
Francisco Javier de Arrigunaga Gómez del Campo	*	*
Andrés Borrego y Marrón	—	—
Antonio Cosío Pando	7,332,920	*
Luis de la Calle Pardo	*	*
Valentín Diez Morodo	10,247,080	*
Jorge Esteve Recolons	2,645,670	*
Glen William Hauenstein	—	—
Bogdan Ignaschenko	—	—
Donald Lee Moak	*	*
Antoine George Munfakh	—	—
Jorge Andrés Vilches Martínez	*	*
Eduardo Tricio Haro	27,303,930	2.0%
Andrés Conesa Labastida	*	*
Ricardo Javier Sánchez Baker	*	*
Santiago Diago Heilbron	*	*

	Shares beneficially owned prior to the global offering		Shares offered assuming the underwriters’ option is not exercised	Shares offered assuming the underwriters’ option is fully exercised	Shares beneficially owned after the global offering assuming the underwriters’ option is not exercised		Shares beneficially owned after the global offering assuming the underwriters’ option is fully exercised
	Number	(%)	Number	Number	Number	(%)	Number	(%)
Aaron James Murray	*	*
Ernesto Gómez Pombo	*	*
Andrés Castañeda Ochoa	*	*
Rosa Angélica Garza Sánchez	*	*
All directors and executive officers as a group (nineteen persons)	69,953,460	5.1%

(*)	Ownership of less than 1% of the shares.
(1)

Includes 273,130,040 shares held directly by the Apollo shareholder and 32,197,150 shares held by Banco Actinver F/5292 Trust on behalf of the Apollo shareholder. The Apollo shareholder’s investment manager is Apollo Management IX, L.P., or Management IX. AIF IX Management, LLC, or AIF IX, is the general partner of Management IX. Apollo Management, L.P., or Apollo Management, is the sole member of AIF IX. Apollo Management GP, LLC, or Management GP, is the general partner of Apollo Management. Apollo Management Holdings, L.P., or Management Holdings, is the sole member and manager of Management GP. Apollo Management Holdings GP, LLC, or Management Holdings GP, is the general partner of Management Holdings. Marc Rowan, Scott Kleinman and James Zelter are the managers of Management Holdings GP. The Apollo shareholder acquired all its shares in 2022, as a result of our Chapter 11 proceedings and exit financing. The Apollo shareholder’s shares are subject to the voting limits established in the Mexican Foreign Investment Law and our bylaws. The principal business address of the foregoing parties is 9 West 57th Street, 42nd Floor, New York, NY 10019, United States of America.

(2)

As a result of our Chapter 11 proceedings and exit financing, Delta’s share ownership decreased from 51.3% (or 349,758,821 out of our 682,119,793 outstanding pre-emergence shares) to 20.0% (or 27,284,861 out of our outstanding 136,423,959 post-emergence shares). On November 28, 2022, Delta sold eight shares. As a result of our August 25, 2025 stock split, Delta currently holds 272,848,530 out of our outstanding 1,364,239,590 shares. Delta’s shares are subject to the voting limits established in the Mexican Foreign Investment Law and our bylaws. Delta’s address is: 1030 Delta Boulevard, Atlanta, GA 30354, United States of America.

(3)

Banco Actinver, Institución de Banca Múltiple, Grupo Financiero Actinver, or Banco Actinver, a Mexican bank, is the trustee under the trust agreement No. F/5292, or the trust agreement, among Banco Actinver, as trustee, Banco Nacional de México, S.A, Banamex Fiduciary Division, acting as trustee of the trust agreement No. F/17937-8 and the Apollo shareholder, as settlors and beneficiaries. The trust agreement was entered into in connection with our Chapter 11 proceedings and exit financing. The shares are held in trust for the benefit of Banco Nacional de México, S.A, integrante del Grupo Financiero Banamex, División Fiduciaria, as trustee of the trust agreement No. F/17937-8 and the Apollo shareholder. As a result of our August 25, 2025 stock split, Banco Actinver F/5292 Trust holds 80,551,770 out of our outstanding 1,364,239,590 shares as of the date of this prospectus. All of the 80,551,770 shares are held by the trustee in its fiduciary capacity as trustee under the trust agreement. Banco Actinver acquired all its shares in 2022, as a result of our Chapter 11 proceedings and exit financing. Banco Actinver votes the shares in accordance with the terms of the trust agreement, subject to its responsibilities as trustee under the Mexican General Law of Credit Instruments and Transactions (Ley General de Títulos y Operaciones de Crédito) and Regulation 1/2005 (Circular 1/2005) issued by the Mexican Central Bank. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, Banco Actinver disclaims beneficial ownership of all shares held in trust by the trustee, including the 32,197,150 shares held on behalf of the Apollo shareholder, except to the extent of its pecuniary interest therein. The principal business address of the foregoing parties is Montes Urales 620, Piso 1, Lomas de Chapultepec, Miguel Hidalgo, C.P. 11000, Ciudad de México, México.

(4)

The funds (collectively, the “Funds”) are managed by Silver Point Capital, L.P. or its wholly owned subsidiaries. Silver Point Capital Management, LLC (“Management”) is the general partner of Silver Point Capital and as a result may be deemed to be the beneficial owner of the securities held by the Funds. Each of Mr. Edward A. Mulé and Mr. Robert J. O’Shea is a member of Management and, as a result, may be deemed to be a beneficial owner of the securities held by the Funds. Silver Point Capital, Management and Messrs. Mulé and O’Shea disclaim beneficial ownership of the reported securities held by the Funds, except to the extent of their pecuniary interest. The Funds acquired their shares in 2022, as a result of our Chapter 11 proceedings and exit financing. The shares are subject to the voting limits established in the Mexican Foreign Investment Law and our bylaws. The address of Silver Point is Two Greenwich Plaza, Suite 1, Greenwich, Connecticut 06830.

(5)

The shares are directly held by Ashton Gate Sarl, or Ashton Gate, Grouse Moor Sarl, or Grouse Moor, Wild Heath Sarl, or Wild Heath, Meadow Garden Sarl, or Meadow Garden, and Green Pasture Sarl, or Green Pasture and together with Ashton Gate, Grouse Moor Wild Heath and Meadow Garden, the SVP Funds. Ashton Gate is wholly owned, indirectly, by Strategic Value Special Situations Master Fund V, L.P., or SVP SS V, whose general partner is SVP Special Situations GP V Ltd., and is managed by SVP Special Situations V LLC, or SVP SS IV. Grouse Moor is wholly owned by Strategic Value Special Situations Master Fund IV, L.P., whose general partner is SVP Special Situations GP IV LLC, and is managed by SVP Special Situations IV LLC, or SVP SS IV. Wild Heath is wholly owned by Strategic Value Opportunities Fund, L.P., whose general partner is SVP Special Situations GP III-A LLC, and is managed by SVP Special Situations III-A LLC, or SVP SS III-A. Meadow Garden is wholly owned by Strategic Value Master Fund, Ltd. and is managed by Strategic Value Partners, LLC, or SVP. Green Pasture is wholly owned by Strategic Value Capital Solutions Master Fund, L.P., whose general partner is SVP Capital Solutions GP Ltd., and is managed by SVP Capital Solutions LLC, or SVP CS. SVP is the Managing Member of SVP CS, SVP SS III-A, SVP SS IV and SVP SS V. Victor Khosla is the indirect majority owner and control person of SVP. The SVP Funds acquired all of their shares in 2022 as a result of our Chapter 11 proceedings and exit financing. The shares held by the SVP Funds are subject to the voting limits established in the Mexican Foreign Investment Law and our bylaws. The address of the SVP Funds is 22 Grand Rue, 1660 Luxembourg. The principal business address of SVP, Mr. Khosla, SVP SS V, SVP SS IV, SVP SS III-A and SVP CS is c/o Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, CT 06830.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have entered into transactions with our affiliates, including some of our major shareholders and entities owned or controlled by them. In the ordinary course of business, we render to and receive from related companies’ services of various types, including ticket rewards, marketing, reservation and other administrative services. We have also entered into transactions in which our directors or executive officers have a material interest. Any transactions with related parties or in which related parties have an interest have been made consistent with normal business operations using terms and conditions available in the market and are in accordance with the applicable legal standards.

In accordance with the rules of the SEC, the following is a description of material transactions, or series of related material transactions, for the period since January 1, 2022 through the filing of this prospectus, to which we have been a party and in which the other parties included or will include our directors, executive officers, holders of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons.

Transactions with Directors

Certain independent directors and the chairmen of our executive committee and our board are entitled to receive shares as part of their compensation, if approved at the annual shareholders’ meeting. At our shareholders’ meeting held in April 2022, the shareholders approved the issuance of $100,000 in shares as a part of the compensation for each of our independent directors, which have already been assigned. At our shareholders’ meeting, held in April 2023, the shareholders approved the issuance of $100,000 in shares as part of the compensation for each of our independent directors, calculated based on the book value of the shares or, if applicable, the average trading price of the shares during the preceding 30 calendar days, as determined by our nomination and compensation committee. At our last shareholders’ meeting, held on April 30, 2024, the shareholders approved the issuance of $100,000 in shares as part of the compensation for each of our independent directors which were assigned during the first quarter of 2025.

On June 3, 2024, we entered into an arrangement with the following Mexican investors: Eduardo Tricio Haro, Valentín Diez Morodo, Antonio Cosío Pando and Jorge Esteve Recolons, or the Mexican investor group, to allow the Mexican investor group to sell 1.5% of our outstanding shares in this global offering and to waive the transfer restrictions and associated $20.0 million penalty provisions in our restructuring plan, which prohibited the transfer of our shares held by the Mexican investor group to non-Mexican investors before March 17, 2027. The arrangement further provides that the remaining 2.6% of our outstanding shares held by the Mexican investor group will remain subject to the transfer restrictions in our restructuring plan, including the monetary penalty if such transfer restrictions are breached.

In addition, in the event that we reclassify our shares into the new Series A, B and N shares described in “Description of Capital Stock—Restrictions on Neutral Investment in our Corporate Bylaws,” we have agreed to make an aggregate payment of $15.0 million to the Mexican investor group on a pro rata basis to compensate them for certain assistance which the Mexican investor group will continue to provide to us, and the reduced liquidity associated with their investment in the Series A shares, which will not be listed on the NYSE.

Indemnification Agreements

In connection with our Chapter 11 proceedings, we entered into indemnification agreements with each of our directors and executive officers (each, an “indemnitee”), pursuant to which we agreed to indemnify such officers and directors to the fullest extent permitted by applicable law, for certain reasonably expenses, losses and liabilities incurred by them by reason of their corporate status. Our indemnification obligations apply with respect to the indemnitee’s past, present and future service in any corporate status, regardless of whether the indemnitee is serving as an officer or director of Grupo Aeroméxico at the time any such expense, loss or liability was incurred. In addition, our obligations under the indemnification agreements continue if the indemnitee has ceased to be a director or officer and inure to the benefit of his or her heirs, executors, administrators, legatees or assigns. The indemnification agreements are governed by the laws of Mexico.

Registration Rights Agreement

We have entered in a registration rights agreement, dated as of March 17, 2022, with certain creditors who, in the context of our Chapter 11 emergence, became holders of the shares, and certain transferees, or the RRA. Under the RRA, we have agreed to file the registration statement for the resale of shares held by such shareholders, therein referred to as registrable securities. The RRA grants the holders customary demand, shelf and piggyback registration rights, subject to the limitations established in the RRA. The RRA includes other customary terms including, but not limited to, those relating to suspension periods for registration and offering demands, offering procedures and indemnification.

In connection with any underwritten public offering, if requested in writing by the managing underwriters of such public offering, each (i) holder of registrable securities participating in the public offering that, together with its affiliates, beneficially owns more than 1% of the then-outstanding shares (either directly or through ADSs that represent our shares) and (ii) each holder of registrable securities that is not participating in the public offering that, together with its affiliates, beneficially owns more than 10% of the shares shall enter into a customary lock-up agreement with the managing underwriters of such public offering to not make any sale or other disposition of any of the registrable securities held by them, subject to the conditions and exceptions established in the RRA. We have also agreed to enter into a customary lock-up agreement in connection with an underwritten public offering, upon the reasonable request of the managing underwriters.

The foregoing summary of the RRA is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Exit Financing

To facilitate our emergence from Chapter 11, we obtained a package of equity and secured debt exit financing from various parties.

The equity portion of our exit financing totaled $1,391 million and consisted of:

•	the equitization of $671 million of certain DIP financing claims in the Chapter 11 proceedings into our post-emergence shares; and

•	$720 million in newly issued shares.

On March 7, 2022, we entered into the subscription agreement, with the commitment parties. Pursuant to the subscription agreement, the commitment parties agreed to subscribe for $720 million in newly issued shares, and we agreed to issue to each commitment party the shares. The theoretical value of the post-emergence shares, which is calculated as the ratio of our equity value divided by the subscribed post-emergence shares, was Ps.389.0, or $22.3, per post-emergence shares, based on the March 17, 2022 exchange rate published by the Mexican Central Bank. The shares were issued free and clear of all transfer taxes, any withholding or deduction for any applicable taxes, liens, preemptive rights, subscription rights and similar rights. In consideration for the subscription commitments and the other agreements of the commitment parties, we agreed to pay or cause to be paid a nonrefundable aggregate premium in an amount equal to 0.15 multiplied by the subscription amount. Pursuant to the restructuring plan, Delta, the Apollo shareholder, Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex and División Fiduciaria, solely in its capacity as trustee of the irrevocable trust (fideicomiso irrevocable) agreement number F/17937-8, BSPO and the noteholder investors group had the right to designate certain directors to our post-emergence board. For a description of our arrangements and understandings about the selection of our board members, see “Management—Arrangements or Understandings.”

The debt portion of our exit financing totaled $762.5 million, consisting of 8.500% first-lien secured exit financing notes due 2027 purchased by various parties, including certain members of the ad hoc group in the Chapter 11 proceedings and other creditors and investors in accordance with the restructuring plan. The exit financing notes due 2027 were issued on March 17, 2022 by Grupo Aeroméxico and guaranteed by Aeroméxico, Aeroméxico Connect and Aeroméxico Cargo, and were listed on the SGX-ST, on June 9, 2022. The Bank of New York Mellon acted as trustee under the exit financing notes due 2027 indenture and UMB Bank National Association was the collateral agent. On November 14, 2024, we redeemed in full $662.5 million of outstanding exit financing notes, at a redemption price of 104.250%, plus interest, additional amounts and premiums.

For further information about risks relating to our fixed financing obligations, including our obligations under the first-lien secured notes, see “Risk Factors—Risks Related to Our Business—We have significant fixed obligations, which may increase in the future.”

Transactions with Delta

We maintain a close business relationship with Delta, which holds approximately 20.0% of our outstanding shares. We also have a JCA with Delta that formalizes many aspects of our collaboration. The JCA was subject to DOT review following our joint application to renew the antitrust immunity associated with it. On September 15, 2025, the DOT issued the Final Order terminating the antitrust immunity under the JCA, effective January 1, 2026. The Final Order directs us and Delta to wind down certain joint operations that were covered by the immunity by January 1, 2026—such as pricing coordination, schedule coordination, and revenue sharing. At the same time, the order allows us to continue engaging in arm’s-length cooperation in code sharing, frequent flyer program reciprocity, and other joint marketing activities. Although we will need to end certain practices that were built around the antitrust immunity aspects of the JCA, we believe that the components of our relationship with Delta not dependent on immunity will continue to strengthen our Mexico-U.S. business travel service, improve operations and customer experience, and deliver meaningful cost and revenue synergies by leveraging the respective competitive advantages of each partner, even though the efficiencies flowing from the antitrust immunity with Delta since 2017 will terminate on January 1, 2026. For further information about our relationship with Delta, see “Business—Partnerships and Alliances.”

TechOps MX

In 2011, we entered into an agreement with Delta to jointly form and operate TechOps MX, an aircraft maintenance and repairs base in Querétaro, Mexico. This base had a start-up cost of approximately $55 million and is owned by TechOps MX, in which we and Delta each have a 50% equity interest. In September 2022, we entered into agreements with MRO Holdings, an aviation services provider specializing in aircraft maintenance, repair and overhaul services, for the lease of the TechOps MX facilities and transfer of TechOps MX’s operating assets (including its employees and the AFAC permits), to MRO Mexico, a subsidiary of MRO Holdings. Under the agreements, TechOps MX leases the facility to MRO Mexico, and MRO Mexico operates the Querétaro base and provides aircraft modification, maintenance, repair, overhaul and storage services for us, Delta, and other airlines. The agreements became effective on November 18, 2022. Accordingly, airframe heavy maintenance for our aircraft is now conducted by MRO Mexico.

This Offering

AGS, an affiliate of Apollo, is an underwriter in this offering and will receive a portion of the underwriting fees and commissions in connection with this offering. As more fully discussed in “Underwriting (Conflict of Interest)—Conflict of Interest,” affiliates of Apollo own in excess of 10% of our shares. As a result, AGS is deemed to have a “conflict of interest” under FINRA Rule 5121. For additional information, see “Principal and Selling Shareholders.” Accordingly, this offering is being made in compliance with the applicable provisions of FINRA Rule 5121.

DESCRIPTION OF CAPITAL STOCK

The following information describes our capital stock that will be outstanding after the global offering and provisions of our bylaws that will be in effect upon the completion of the global offering. This description may not contain all of the information that is important to you. To understand them fully, you should read our bylaws, a copy of which is filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The following descriptions are qualified in their entirety by reference to the bylaws and to the applicable provisions of Mexican law.

General

We are currently incorporated under the name Grupo Aeroméxico, S.A.B. de C.V., as a public variable capital company under the LMV and the LGSM, with a duration of 99 years and registered in Mexico City, Mexico. We were originally incorporated as Grupo Aeroméxico, S.A. de C.V. A copy of our bylaws as amended will be filed with the SEC together with an English translation and will be available at: www.sec.gov (the contents of which are not a part of, and are not incorporated by reference into, this prospectus). Our corporate domicile is Mexico City, and our headquarters are located at Avenida Paseo de la Reforma No. 243, 25th floor, Col. Renacimiento, Cuauhtémoc, Mexico City, 06500, Mexico.

Outstanding Shares

Since we are a public variable capital stock corporation, our capital stock has a fixed portion and a variable portion. Our total fully paid outstanding capital stock is the amount of Ps.69,925,184,005.83, representing 1,364,239,590 shares, consisting of (i) a fixed portion of Ps.23,861.68, represented by 5,000 common shares, nominative, with no par value and (ii) a variable portion of Ps.69,925,160,144.15, represented by 1,364,234,590 common shares, nominative, with no par value. In addition, we have 136,423,960 treasury shares. As such, our capital stock consists of 1,500,663,550 shares. Our capital stock for purposes of the Mexican Foreign Investment Law, is represented by special shares, in a single series, nominative, with no par value.

Non-Mexican investors may not in any case hold more than 90% of our outstanding capital stock. At all times, at least 10% of our aggregate outstanding shares must be owned by Mexican investors. Pursuant to the Mexican Foreign Investment Law, a “Mexican investment” consists of an investment made by a Mexican investor, which includes (i) Mexican individuals, (ii) legal entities with foreign exclusion clause or with a majority of Mexican investment and controlled by Mexican investment, or (iii) vehicles (such as trusts) with a majority of Mexican investment or Mexican beneficiaries.

On December 13, 2023, July 25, 2024 and November 11, 2024, our shareholders agreed to reduce the variable portion of our capital stock by the amount of $272.8 million, $409.3 million and $409.3 million, respectively, through reimbursements to our shareholders in the amount of $2.00, $3.00 and $3.00 per share, respectively, and in each case, to make a cash distribution of such amount to each shareholder. These capital decreases did not cause a reduction in the number of our shares outstanding given our shares have no par value. Our completion of such capital reduction, and the terms thereof, is subject to approval by our board of directors and our shareholders.

On August 25, 2025, we approved a 1-to-10 stock split of our authorized, issued and outstanding common shares. Following the split, our common shares remain registered, nominative and with no par value. The number of authorized common shares increased from 150,066,355 (out of which 13,642,396 were treasury shares) to 1,500,663,550 (out of which 136,423,960 are treasury shares), and the numbers of issued and outstanding and treasury common shares were each adjusted accordingly at a 1-to-10 ratio. The capital stock split did not affect our shareholders’ proportional ownership or corporate rights.

For further information about the limitations to the rights of shares holders that are non-Mexican investors, see “Regulation—Regulation of the Mexican Airline Industry—Foreign Investment Limitations under Mexican

Law.” Pursuant to our bylaws, “foreign investment” consists of an investment held by any individual or legal entity that is not deemed to be a Mexican investor, including, without limitation, Mexican entities with a majority of foreign investment or controlled by foreign investment and foreign legal entities with no legal personality.

Registration and Transfer

Our shares are evidenced by share certificates in registered form. Our shareholders may hold shares through the book-entry form with institutions which act as custodians and maintain accounts with the Mexican depositary institution, S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., or Indeval. We maintain a stock registry, and only (i) persons listed in such stock registry who hold certificates issued in their name as registered holders, (ii) persons holding shares through institutions that maintain accounts with Indeval, or (ii) the depositary, acting on behalf of ADS holders, will be recognized as our shareholders.

Pursuant to Mexican law, any transfer of shares must be registered in our stock registry or through book entries that may be traced back from our stock registry to the records of Indeval.

Changes to the Bylaws Regarding Shares and Preemptive Rights due to Capital Increases

Any increase or reduction in the fixed or variable shares must be approved by a majority of shareholders present in a duly called to order extraordinary general shareholders’ meeting or an ordinary general meeting, respectively. In the case of a capital stock increase (except for the resale of treasury stocks as a result of share repurchases made under the LMV rules and regulations thereunder, shares that are the subject of public offerings under the LMV, shares issued in respect of convertible debentures approved by our shareholders, shares issued in connection with mergers, and the other limited exceptions established in our bylaws such as in kind increases to capital), shareholders have the right to subscribe and pay for new shares issued as a result of such increase in proportion to their holding as of that date. Pursuant to our bylaws and the LMV, the general shareholders’ meeting may delegate to our board the authority to increase our capital stock and determine the terms of the shares’ subscription, including the exclusion of the preemptive right to subscribe new shares due to capital increases, provided that, at all times, requirements established in the Mexican Foreign Investment Law, must be complied with.

Our bylaws also require that one or more transactions made by a person or group of persons to directly or indirectly (which would include the acquisition of ADSs), acquire 2.5% or more of our outstanding shares will require the prior approval from our board. If the person or group of persons acquiring 2.5% or more of our outstanding shares (or the shares of our subsidiaries and affiliates) is or includes one of our competitors, prior approval will be required from at least 75% of our board members and two-thirds of our shareholders. In addition, under our bylaws and the Mexican Foreign Investment Law (i) non-Mexican investment (directly or through ADSs) may not represent more than 90% of our capital stock, (ii) non-Mexican investors may not vote in excess of 49% of the Mexican investor shares represented at the relevant shareholders’ meeting and the remaining shares owned by such non-Mexican investors exceeding such threshold will be deemed to have voted (and their votes will be deemed as casted) in the same manner as the vote of the majority of the Mexican investors, even if ownership by non-Mexican investors exceeds the 49% threshold and, as a result, non-Mexican investors may not exercise control over us, (iii) shares owned by Mexican investors must represent at least 10% of our outstanding shares at all times, and (iv) Mexican investors holding such 10% shares must effectively exercise control over us. The prior authorization by our board is required to enter into any agreement, contract or any other act with the purpose to establish joint voting mechanisms to be exercised in one or more shareholder’s meetings, when such joint vote is equal or greater than 2.5% of our shares, provided that any agreement approved by our board of directors may not result in (i) foreign investment having control of the company, (ii) foreign investment having the right to vote beyond 49% of Mexican investor owned shares represented at the relevant shareholders’ meeting (and any excess over such 49% threshold will be recorded and deemed voted in the same manner as the voted of the majority of the Mexican investors). In addition, any agreement that contravenes the requirement to preserve Mexican investment control over our company will be null and void. Any acquisition of the shares in contravention of the procedures described above will result in the purchaser not having any voting rights in respect to the purchased shares (but maintain economic rights). No transfer in breach of these provisions will be registered in our stock registry.

Individuals or groups of individuals intending to acquire the shares (whether directly or indirectly, which would include the acquisition of ADSs) resulting in beneficial ownership of 30% or more of our outstanding shares will be required to make a tender offer for 100% of our outstanding shares (including any shares evidence by ADSs). In accordance with the provisions of our bylaws, entities that we directly or indirectly control cannot have the right to acquire, either directly or indirectly, shares or other negotiable instruments that represent the shares.

Changes in Fixed or Variable Capital

We may increase or decrease the fixed portion of our capital stock through a resolution adopted by a general extraordinary shareholders’ meeting and upon amendment of our bylaws. We may increase the variable portion of our capital stock through a resolution adopted by our general ordinary shareholders’ meeting, and this process does not require amending our bylaws. Increases or reductions of our capital stock cannot result in the circumvention of the shareholding and voting limitation provided for in our bylaws. We must record increases and reductions in the fixed or variable portion of the capital stock in our capital variations registry.

Preemptive Rights

In accordance with our bylaws and applicable Mexican law, except in the circumstances described below, in the event of an increase in our shares, a registered shareholder generally has preemptive rights to subscribe a sufficient number of shares to maintain its percentage of holdings. Preemptive rights must be exercised within the term set by the shareholders in the meeting that declares the capital increase, which may not be less than 15 days from the date the notice of capital increase is published through the Economy Ministry’s electronic system.

Pursuant to Mexican law, the general shareholders’ meeting may delegate to our board the authority to increase our capital stock and determine the terms of the shares’ subscription, including the exclusion of the preemptive right to subscribe new shares due to capital increases, provided that, at all times, requirements established in the Mexican Foreign Investment Law, must be complied with.

Preemptive rights may not be evidenced by a separate security and are not tradable. Preemptive rights are inapplicable in case of:

•	shares issued as a result of mergers;

•	shares issued due to the conversion of convertible securities, the issuance of which has been approved by our shareholders;

•	shares that are subject to public offering under the LMV;

•	resale of shares held in our treasury as a result of repurchases of shares conducted on the BMV or otherwise, under the terms of the LMV; and

•	other circumstances provided for in our bylaws, at any time in the future.

It is possible that non-Mexican investors may not be granted or able to exercise preemptive rights that would otherwise be applicable in the event of future capital increases, except when certain conditions are met. We are not obligated to adopt any measure to allow such exercise.

Restrictions Applicable to non-Mexican Investors

Restrictions on Ownership under the Mexican Foreign Investment Law

The participation of non-Mexican investors in the capital stock of Mexican companies engaged in certain industries is regulated by the Mexican Foreign Investment Law and regulations thereunder. The Ministry of Economy and the DGIE are responsible for applying the Mexican Foreign Investment Law and the Regulation of the Mexican Foreign Investment Law.

The Mexican Foreign Investment Law limits the percentage in which foreign investment may participate in companies that conduct certain economic activities, such as providing domestic air transport service. “Mexican investor” is understood as: (1) an individual of Mexican nationality or (2) a Mexican legal entity or vehicle (such as a trust agreement) that does not permit non-Mexican investors to control, directly or indirectly, shares in its capital stock or, in the case of other vehicles such as Mexican trust agreements, where the majority of the benefits are for Mexican nationals. All other investors are considered to be foreign or non-Mexican investors under Mexican law. See “Regulation—Regulation of the Mexican Airline Industry—Foreign Investment Limitations under Mexican Law.” Because of such limitation, shares held by non-Mexican investors confer the right to attend shareholders’ meetings and exercise voting rights for up to 49% of the number of Mexican investor-owned shares represented at the relevant shareholders’ meeting. The voting rights for the remaining shares owned by such non-Mexican investors, exceeding such 49% threshold, are deemed voted (and votes will be deemed cast) in the same manner as the vote of the majority of the Mexican investors, even if ownership by non-Mexican investors exceed the 49% threshold. The foregoing restrictions substantially limit the influence that non-Mexican investors may have in our corporate decisions and, consequently, non-Mexican investors will not be able to have control over our governance through their voting at shareholders’ meetings. For further information, see “Risk Factors—Risks Related to the ADSs and the Shares Underlying the ADSs—Mexican law precludes non-Mexican control of our company, limiting the voting power and the number of shares that can be held by non-Mexican investors.”

Restrictions on Neutral Investment in our Corporate Bylaws

On March 30, 2011, the DGIE authorized us to issue a single series of shares, which would be considered as a “neutral investment,” therefore allowing non-Mexican investors to be holders of the shares, subject to the following conditions: (1) the shares owned by Mexican investors must always represent at least 10% of all the shares representing our capital stock; (2) the shares owned by non-Mexican investors will only confer limited voting rights as described below; (3) the control of our company, and at least 10% of the shares must, at all times, be held by Mexican investors; and in no case may the total “neutral investment” exceed 90% of all shares nor exercise control over the company; and (4) the Mexican investors must retain the power to determine our administrative and management control.

Shares held by non-Mexican investors may only confer the following rights in our shareholders’ meetings:

•	certain minority rights, as described in “Description of Capital Stock—Minority Shareholders’ Rights”;

•	the right to attend ordinary general shareholders’ meetings and extraordinary general shareholders’ meetings (and vote, subject to the limitations described below); and

•

shares owned by non-Mexican investors are considered a neutral investment and confer the right to attend shareholders’ meetings and vote up to a maximum threshold, individually and aggregate to all non-Mexican investors represented at the meeting, of the equivalent to 49% of the number of Mexican investor owned shares represented at the relevant shareholders’ meeting, provided that the majority of Mexican investors are present at the shareholders’ meeting. The remaining shares owned by such non-Mexican investors exceeding such 49% threshold will be deemed voted (and votes will be deemed cast) in the same manner as the vote of the majority of the Mexican investors.

On March 22, 2024, we received the DGIE Regulatory Approval to amend our bylaws for purposes of adopting the corporate form of an S.A.B. de C.V. The DGIE Regulatory Approval enables us to proceed with this offering of our current single series of common stock in the form of ADSs and with the current terms of our bylaws.

In addition, the DGIE Regulatory Approval requires us to submit for DGIE approval a draft of revised bylaws after completion of the public offering of the ADSs to, among other changes, reflect a split and reclassification of our single series of common shares into three separate series of shares:

•

Series A shares: which may be held only by Mexican investors, would have full voting rights, and must represent at least 51% of our outstanding non-neutral voting shares (i.e., comprised of our Series A and

Series B shares) and at least 10% of the total outstanding shares representing our neutral and non-neutral capital stock (i.e., comprised of Series A, Series B and Series N shares);

•

Series B shares: which may be held by Mexican and non-Mexican investors, would have full voting rights, and may represent up to 49% of our outstanding non-neutral voting shares (i.e., comprised of our Series A and Series B shares), provided that 10% of the total outstanding shares must be owned by Mexican investors in the form of Series A shares; and

•

Series N or “neutral” shares: which may be held by Mexican and non-Mexican investors, would not count in determining the percentage of foreign investment in our capital stock under the Mexican Foreign Investment Law, and would represent the remainder of our outstanding shares (provided that 10% of the total outstanding shares representing our neutral and non-neutral capital stock must be owned by Mexican investors in the form of Series A shares). The Series N shares would be entitled to equal economic rights but would not be freely voted (i.e., the Series N would be deemed voted as a single block and in the same manner as the majority of the Series A and Series B shares held by Mexican investors are voted), and, subject to certain appointment rights provided by Mexican securities law would not otherwise give rights to appoint board members or executive officers.

The DGIE Regulatory Approval also requires that, once the reclassification takes place, (i) Mexican investors appoint and remove a majority of the board members and members of the board committees, and the president of the board (that would have a casting vote) and each board committee, (ii) a majority of board members appointed by Mexican investors be present in each meeting of the board or a committee to have a quorum, and (iii) all shareholder decisions be approved by a majority of Mexican investors.

Restrictions on Designation Rights

Pursuant to our bylaws, we must always be controlled by Mexican investors. As a result, in order to comply with certain foreign investment requirements from the DGIE, Mexican investors are exclusively entitled to appoint the majority of our board of directors. As a result, there are significant limitations of the designation rights non-Mexican investors have over key bodies and management positions of our company.

Exclusive Jurisdiction in Legal Suits Related to our Corporate Bylaws

Our bylaws establish that any controversy related to the interpretation of, or compliance with, the bylaws will be submitted to the jurisdiction of the courts located in Mexico City with jurisdiction over the matter. This exclusive jurisdiction may limit our shareholders’ ability to bring a claim against us in a judicial forum that they consider favorable to them for disputes with us. In addition, it may be costlier for shareholders to present claims in the courts located in Mexico City, Mexico, which could discourage such claims. Nevertheless, our shareholders will not be deemed to have waived their rights related to our compliance with U.S. federal securities laws and the rules and regulations thereunder applicable to foreign private issuers. If a court were to find the exclusive jurisdiction in our bylaws to be inapplicable or unenforceable, we may incur additional costs associated with resolving such legal challenge in other jurisdictions, which could have an adverse negative effect on us.

The exclusive jurisdiction provision would not prevent derivative shareholder actions based on claims arising under U.S. federal securities laws from being raised in a U.S. court and would not prevent a U.S. court from asserting jurisdiction over such claims. In addition, it is uncertain whether a U.S. court would enforce the exclusive jurisdiction provision in our bylaws in cases related to breach of fiduciary duty and other claims.

Nevertheless, courts may find this type of forum selection provision to be inapplicable or unenforceable.

The exclusive jurisdiction in our bylaws is not applicable to ADS holders in their capacity as such. Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may be instituted in any court having jurisdiction of it, including any state or federal court in the State of New York.

Loss of Shares if a Shareholder Invokes the Protection of Foreign Governments

Pursuant to Mexican law, our bylaws establish that “current or future non-Mexican investors in the company are formally obligated by the Foreign Affairs Ministry to be considered national as it relates to the company shares they acquire or hold, as well as the property, rights, concessions, shares or interest they hold in the company, or the rights and obligations that derive from agreements with the Mexican authorities to which the company is a party, and to not invoke the protection of their own government, under penalty of losing the company-issued shares they have acquired to the Mexican State.” Under this provision, a non-Mexican investor is considered as having accepted not invoking protection of its own government in connection with their investment in us. If the shareholder invokes said governmental protection in violation of this agreement, their shares may be lost in favor of the Mexican government. Mexican laws require that said provision be included within the corporate bylaws for all Mexican companies.

Shareholder Meetings and Quorum

According to our bylaws, Mexican investors must retain voting control over us. Non-Mexican shareholders may only exercise voting rights in respect of up to 49% of our voting share capital, even if such shareholders own more than 49% of our outstanding voting shares. If non-Mexican shareholders acquire more than 49% of our shares, the voting rights in respect of any such shares held in excess of the 49% threshold will be deemed to have voted (and votes will be deemed cast) in the same manner as shares held by Mexican investors. For purposes of these limitations, the term “Mexican investors” includes Mexican individuals, Mexican entities owned or controlled by Mexican investors, and other vehicles, such as trusts, that are beneficially owned or controlled by Mexican individuals or corporations deemed as Mexican investors.

Our shareholders’ meetings can be ordinary, extraordinary and special. Ordinary meetings are those held to address any matter not expressly reserved for the extraordinary meeting, including the approval of our annual financial statements and the election of directors, and for the approval of any type of transaction entered into that, in one fiscal year, exceeds 20% or more of our consolidated assets according to the most recent quarterly financial statements. Ordinary meetings will be held at least once per year, within four months following the close of each fiscal year, to approve, among other things, the chief executive officer and the board of directors’ report on the audited financial statements, the appointment or confirmation of members of the board of directors, if applicable, any payment of dividends, the appointment of the chairman of the audit and corporate governance committee, the determination of the maximum amount that may be used to repurchase our own shares and the determination of board members’ compensation.

Extraordinary meetings are those held to address any of the matters referred to in article 182 of the LGSM, such as a change in our purpose or a merger, split, transformation, dissolution or liquidation, amendments to our bylaws and any other matter requiring approval at an extraordinary meeting according to the bylaws. Special shareholders’ meetings are those held by shareholders from a certain series or class to address any matter affecting those shareholders but not the shareholders of other series or classes; no special shareholders’ meetings are expected to be held as we have issued a single class of shares.

In accordance with our bylaws, the ordinary general shareholders’ meeting will be considered to have a quorum present after the first call if shareholders representing 50% of all shares with the right to vote are present, and their resolutions will be valid if they are adopted by favorable majority vote of all shares present or represented in the meeting. Ordinary shareholders’ meetings held after the second or later call will be valid if such meetings are held when any number of shares are represented in the meeting, and their resolutions will be valid by a simple majority vote of the shares present in the meeting. The minimum quorum required for an extraordinary shareholders’ meeting after the first call is 75% of all outstanding shares, and its resolutions will be valid if they are adopted by favorable vote of at least 50% of our outstanding shares; the extraordinary shareholders’ meetings held after the second or later call will be valid with least 50% of shares, and their resolutions will be valid when they are adopted by favorable vote of shares representing at least 50% of the shares.

Before granting admission cards to any shareholders’ meeting, we verify whether the investor requesting to be admitted is a Mexican investor or non-Mexican investor. The shareholders’ classification is stated on its respective admission card.

According to our bylaws, Mexican investors must retain voting control over our company. In order to approve any resolution, the majority of Mexican investors must be represented at the relevant shareholders’ meeting and vote to approve it.

In addition, our bylaws stipulate that the following matters be approved, in all cases, by favorable vote of at least a two-thirds majority of all outstanding shares:

•	amendments to our corporate bylaws or those of any of our subsidiaries affecting foreign investment;

•	merger, sale, transfer or disposal of all or a substantial part of our or our subsidiaries’ assets to any third party;

•	changes in our or our subsidiaries’ nature or line of business;

•	any acquisition by a competitor, in one or a series of transactions, of 2.5% or more of our shares, even if such competitor already owns 2.5% or more of our outstanding shares;

•

the matters referred to in article 182 of the LGSM, including, among others, (i) changes on the company’s duration, purpose, nationality, nature; and (ii) approval of the company’s dissolution or merger.

With the exception of the matters related to the acquisition of 2.5% or more of the shares referred to above, which must be approved by our board, the matters referred to above are reserved for approval by the shareholders’ meeting and not by any other corporate body, including our board.

Calls for shareholders’ meetings must be published through a gazette widely circulated in our corporate domicile, the Economy Ministry’s electronic system and in the electronic system of the stock exchanges where our shares will be listed at least 15 calendar days prior to the scheduled meeting date. Pursuant to Mexican law, the bylaws require that all relevant information in connection with matters submitted to for consideration in a shareholders’ meeting must be available 15 calendar days in advance of the meeting.

Shareholder Conflicts of Interest

Pursuant to Mexican law, a shareholder must abstain from being present for the deliberation and voting in a matter in which they have a conflict of interest. If, however, the shareholder votes, that shareholder will be liable for damages, but only if the corresponding transaction would not have been approved without that shareholder’s vote. The determination of a conflict of interest will initially be made by the shareholder, and otherwise subject to legal determination. Mexican law does not establish precise rules for the criteria that must be applied when determining conflicts of interest.

Minority Shareholders’ Rights

Our bylaws establish protections for minority shareholders, which consist of the rights required by the LMV to publicly-traded companies.

Some Minority Rights

The LMV sets forth the following protections for minority shareholders:

•

those holding at least 10% of outstanding shares may designate a member of our board and their respective alternate for each 10% of the shares that they hold, provided that the majority of the members of our board shall be appointed by Mexican investors. This appointment may only be revoked if the appointment of all other board members is revoked and it must be sent to our nomination and compensation committee prior to the corresponding shareholders’ meeting;

•

those holding at least 10% of outstanding shares may send a written request to the chair of our board or the audit and corporate governance committee to call a shareholders’ meeting to address the matters indicated in the request and, if the meeting is not called within 15 days after the date of such request, said minority shareholders may request that a competent court call a meeting;

•

any individual shareholder may request that a shareholders’ meeting be called if a shareholders’ meeting has not been held in two consecutive years, or if the shareholders’ meeting during such period has not considered the report from the board of directors for the prior year or our audited financial statements, or board members have not been elected or their compensation determined;

•

those holding at least 10% of the shares at any shareholders’ meeting may request a three-day break to consider any resolution on any matter about which they do not believe they are sufficiently informed, provided that such right may only be exercised once for each matter subject to discussion;

•

those holding 20% of our outstanding shares may legally oppose any resolution from the general meetings in which they have the right to vote, as long as (i) the claim is filed within the 15 days following the date the corresponding meeting is adjourned, (ii) the claim describes the clause in the bylaws or the legal precept that has been infringed and the concept of violation, and (iii) the claimants have not attended the meeting or have voted against the resolution the contested resolutions may be suspended by the competent court, as long as the claimants post a bond sufficient to cover any damages or losses the Issuer may cause by not executing those resolutions; and

•

those holding 5% or more of our outstanding shares may take legal action against the members of our board, executives and other shareholders in certain circumstances, primarily as a result of a breach of the duty of care and the duty of loyalty.

Appointment of Board Members

The LMV stipulates that boards of directors for publicly held companies must be composed of a maximum of 21 members, of which at least 25% must be “independent.” The general shareholders’ meeting is responsible for appointing board members and their respective alternates, which, in the case of independent board members, must also be classified as independent. The majority of the board members shall be appointed by the majority vote of Mexican investors through a shareholders’ meeting held for such purpose. As of the date of this prospectus, our shareholders’ meeting has not designated any alternate member of our board.

Pursuant to Mexican law and our bylaws, any shareholder or group of shareholders holding 10% or more paid-in shares have the right to appoint one board member for each 10% shares, provided that the majority of the members of our board of directors must be appointed by Mexican investors. Under no circumstances, non-Mexican investors may appoint the majority of the board members. The election of a board member by minority shareholders can only be revoked if the appointment of the other board members is also revoked.

Board members will remain in their role for one year and will continue to perform their duties even after the term for which they have been appointed has ended, or if they have resigned from their position, for a period of 30 (thirty) calendar days, if no alternate has been appointed or should an alternate not take possession of his or her position, without being subject to the provisions of article 154 of the LGSM.

Our board may appoint provisional board members or alternates, without the involvement of the general shareholders’ meeting, when any of the situations indicated in the above paragraph apply. Our general shareholders’ meeting will confirm said appointments or will appoint alternate board members in the shareholders’ meeting immediately following.

Under the terms of the corporate bylaws, no more than one-third of the board members may be removed within a period of three fiscal years.

Our board must meet at least four times a year and can be called at any time by its chair, the audit and corporate governance committee, or 25% or more of the board members.

Quorum for attendance needed to hold a valid session of our board is at least a majority of board members. Resolutions of our board require a simple majority of votes. The chair of our board will have the tie-breaking vote.

Authority of the Board of Directors

Our bylaws establish that our board has, among other powers, the power to determine business strategies, as well as to oversee the management of the company and its subsidiaries, based on the relevance that said subsidiaries have with respect to the financial, administrative and legal position of the company. This broad power includes the appointment and revocation of the chief executive officer.

Our bylaws establish that the chair of the board of directors, the chair of the executive committee and the chief executive officer have the power to manage, direct and execute business objectives based on the strategies, policies and guidelines established and approved by our board. The chief executive officer is responsible, among other activities, for: (i) complying with the resolutions of the shareholders’ meetings and our board in accordance with the instructions given by the meeting itself or the board, as applicable; (ii) disclosing relevant information and events that should be disclosed to the public in accordance with the provisions of the LMV; (iii) verifying that the capital contributions of shareholders have been made, as applicable; (iv) complying with the legal requirements regarding dividends paid to shareholders; and (v) preparing and presenting to our board the reports, business strategies and other information in accordance with the provisions of the LMV.

Dividends

In each of our annual ordinary general shareholders’ meetings, our chief executive officer presents our audited financial statements for the prior fiscal year, along with a report about those statements prepared by our board of directors, to shareholders for approval. Once the audited financial statements have been approved by our shareholders, the shareholders then determine the assignment of our net profit for the prior year. Pursuant to applicable legislation, dividends may be paid from accumulated earnings derived from the respective fiscal year or previous years’ results, if (i) the legal reserve has been created or maintained, reserving 5% of all net profits per year, until the legal reserve represents at least 20% of the subscribed and paid-in capital; (ii) shareholders, in a shareholders’ meeting, approve the results reflecting the earnings and the payment of dividends; and (iii) the losses for prior fiscal years have been paid or absorbed.

Our bylaws require that all dividends only be declared and paid subject to the limitations described above and with the approval of the majority of our shareholders present or represented in an ordinary general shareholders’ meeting. All outstanding shares at the time any dividend payment or other distribution is declared have the right to receive dividends or any other distribution in equal parts. Treasury stock shareholders do not have the right to dividends or other distributions.

Dissolution or Liquidation

Pursuant to the LGSM and our bylaws, our dissolution or liquidation may be requested in the following cases:

•	expiration of the term established in our bylaws;

•	the impossibility to continue pursuing our corporate purpose;

•	by agreement of our shareholders in an extraordinary general shareholders’ meeting;

•	by reducing the number of our shareholders to less than two; and

•	due to the loss of two-thirds of our shares.

In the event of dissolution or liquidation, our shareholders will appoint one or more liquidators in an extraordinary general shareholders’ meeting to settle matters. All outstanding shares will have the right to participate equally in any distribution or settlement.

Limitations to Share Acquisition

No Prior Approval is Needed for Certain Acquisitions of Shares

Our bylaws stipulate that any acquisition, directly or indirectly (which would include the acquisition of ADSs), of 2.5% or more of our outstanding shares (or the shares of our subsidiaries and affiliates) in one or more transactions by any person or group of people will require prior approval from our board. If the person or group of persons acquiring 2.5% or more of our outstanding shares (or the shares of our subsidiaries and affiliates) is or includes one of our competitors, prior approval will be required from at least 75% of our board members and two-thirds of our shareholders. If the Board of Directors does not approve the acquisition of shares within a period of ninety (90) calendar days, it shall be understood that the authorizations have been denied. Any acquisition of the shares in contravention of the procedures described above will result in the purchaser not having corporate rights, including, but not limited to, voting rights and the right to appoint directors, in respect to the purchased securities (but maintaining economic rights). No transfer in breach of these provisions will be acknowledged by the company or registered in our stock registry. In addition, prior authorization from our board is required to enter into any agreement, contract or any other act with the purpose to establish a joint voting mechanisms to be exercised in one or more shareholder’s meetings, when such joint vote is equal or greater than 2.5% of our shares, provided that any agreement approved by our board of directors may not result in (i) foreign investment having control over us, (ii) foreign investment having the right to vote beyond 49% of Mexican investor owned shares represented at the relevant shareholders’ meeting. In addition, any agreement that contravenes the requirement to preserve Mexican investment control over our company will be null and void.

Any acquisition of the shares in contravention of the procedures described above will result in the purchaser not having any voting rights in respect to the purchased securities (but maintaining economic rights). No transfer in breach of these provisions will be registered in our stock registry.

Forced Tender Offers for the Acquisition of 30% or More of Our Ordinary Shares

In addition to the requirement of prior approval from our board of directors, any person or group of persons who proposes to acquire our shares (whether directly or indirectly, which would include the acquisition of ADSs) resulting in beneficial ownership of less than 30% of our outstanding shares will be required to make a forced tender for (i) the percentage of capital stock in the company equivalent to the proportion of shares such person or group of persons intends to acquire compared to the total; or (ii) 10% of said capital, whichever is greater. If the acquisition of shares by said person or group of persons is made with the intention of acquiring in excess of 30% of our outstanding shares or taking control of our company, the tender offer must be made for 100% of our outstanding shares.

Share Repurchase

Pursuant to the LMV, our bylaws establish that we can acquire shares on the BMV at market prices prevailing at that time. Shareholder approval is required with respect to the maximum amount of funds that we can use annually to purchase our own shares, and our board of directors may appoint an individual or group of individuals to perform share repurchases. The total amount of resources allocated to share repurchases within the year in question may not exceed the total amount of our retained earnings. In accordance with our bylaws and the LMV, we can also repurchase the shares for cancellation after a decision by our extraordinary general shareholders’ meeting.

Forced Tender Offer due to Registration Cancellation

If we decide to cancel the registration of the shares with the RNV, or if the CNBV orders said cancellation, we will be obligated to initiate a tender offer to purchase the shares owned by the minority shareholders within 180 calendar days (1) from the effective date in which the CNBV requires the company to conduct the tender offer or (2) from the date of the resolution adopted by the extraordinary general shareholders’ meeting, if the registration is canceled voluntarily. The price of the tender price will generally be the greater of:

•

the average, volume-pondered, spot price on the BMV over the last 30 days the shares were traded prior to the date of the tender offer, provided that, if the shares traded for fewer than 30 days during the previous six months prior to the date of the tender offer, the days in which the shares were effectively traded shall be considered, and provided further, that if the shares were not traded during the six months prior to the date of the tender offer, the book value of the shares shall be considered. If more than one series of shares are listed, the average shall be calculated for each series subject to cancellation, considering the highest trading average among the series as the trading value; and

•

the book value of the shares, as reflected in our last quarterly report submitted to the CNBV and the BMV, adjusted if such value was updated through the most recent available financial information; if the most recent available financial information updates the book value of the shares, this value shall be considered.

The LMV establishes that if, after conclusion of the tender offer, there are still outstanding shares owned by public investors, we will be bound to create a trust and contribute funds to said trust in an amount sufficient to purchase, at the same price as the offer, the number of outstanding shares owned by public investors who did not tender shares. The trust will have a term of six months starting from the date of cancellation.

A voluntary cancellation will be subject to (i) a tender offer authorized by the CNBV; and (ii) authorization from at least 95% of our outstanding shares in an extraordinary general shareholders’ meeting.

Duties of Board Members and Executives

Duty of Care

The LMV establishes that our board members must have sufficient information and be sufficiently prepared to act in the best interest of our company and our subsidiaries. To carry out this duty, our board may:

•	request information about us and our subsidiaries that is reasonably necessary to make decisions;

•	require the presence of relevant executives and others, including independent experts and our external auditors, that may contribute to or supply elements to make decisions in board’s meetings;

•	request and obtain information from third-party experts;

•

postpone sessions of our board for up to three calendar days when any board member has not been called or has not had time to or, as applicable, was not provided the information given to the other board members; and

•	deliberate and vote, requesting all members and the secretary of our board be in attendance, if they choose.

Our board members may be liable for damages that are caused due to the failure to fulfill their duty of care if such breach causes damages to us or to our subsidiaries and the board member (1) abstained from attending a session of our board or committee (unless such absence is justified), and due to their absence our board session could not be held, unless such absence has been approved by the shareholders’ meeting; (2) did not disclose relevant information to our board or the committee for our board to be able to make a decision, unless there is some legal or contractual obligation of secrecy or confidentiality of such information; or (3) failed to fulfill the duties imposed upon it by the LMV or our bylaws.

Duty of Loyalty

The LMV establishes that the members and the secretary of our board must keep the information and matters that they become aware of as a result of their position in the company confidential. In addition, board members must abstain from participating and attending the deliberation and vote for matters in which they have a conflict of interest. The duty of loyalty is breached if a shareholder or group of shareholders is knowingly favored or if, without the express approval of the board of directors, a director takes advantage of a corporate opportunity. The duty of loyalty also implies not disclosing information that is false or misleading or omitting to register any such information in the issuer’s minute books and other corporate records. The violation of the duty of loyalty makes the relevant directors jointly and severally liable for damages and losses caused to the company and its subsidiaries. In addition, board members will be jointly liable with their predecessors if they fail to communicate to the audit and corporate governance committee any breaches of the fiduciary duty of loyalty by their predecessors known to them.

A board member will be to breach its duty of loyalty for, among others, the following reasons:

•	failure to disclose conflicts of interest;

•	breach of confidentiality of company’s information;

•	voting in board’s meetings or participating in board resolutions when such member has a conflict of interest;

•	favoring one shareholder or group of shareholders in particular at the expense of other shareholders;

•	voting to approve transactions that do not meet LMV requirements;

•	taking advantage or approving benefits for third parties of the use or enjoyment of company assets in contravention to the policies approved by our board;

•	using non-public information improperly; or

•	taking advantage of business opportunities that correspond to the company, without any exemption from the board.

Under no circumstances the company may indemnify board members for any breaches of the duty of loyalty.

Lawsuits against Board Members

We are entitled to pursue indemnification derived from the breach of fiduciary duties under the LMV. Shareholders representing no less than 5% of the shares, in total, may take legal action against board members in our benefit, as a derivative suit, and not for the benefit of the initiating shareholders. The LMV establishes that liability will fall on the members and secretary of our board, as well as the main officers. However, the LMV establishes that a member of our board will not incur any liability for damages and losses suffered by the company, individually or together, if the board member acted in good faith and:

•	the board member met the requirements of the LMV and our bylaws;

•	the board member acted on information provided by our executives, our external auditor or independent experts, whose capacity and credibility do not offer any motive for such reasoning;

•	the board members chose the most adequate alternative and the adverse economic effects could not have been foreseeable, based on the information available; and

•	they complied with the agreements of the shareholders’ meeting.

Our board must, in all cases, approve any settlement in advance. Any settlement entered into without the consent of the board of directors will be void.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent     shares (or a right to receive     shares) deposited with BBVA Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, as custodian for the depositary in Mexico. Each ADS will also represent any other securities, cash or other property that may be held by the depositary under the deposit agreement. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, or DTC. If you hold ADSs directly, you are a registered ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Mexican law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided in “Where You Can Find More Information” on page 278 of this prospectus.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may:

•	exercise those rights on behalf of ADS holders;

•	distribute those rights to ADS holders; or

•	sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses.

To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer. For further information, see “Description of Capital Stock—Preemptive Rights.”

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on the shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

To comply with the requirements of Mexican law, we will employ detailed methods to recognize the nationality, record and count votes at shareholders’ meetings, so that votes cast by non-Mexican investors that exceed 49% of the number of Mexican investor-owned shares represented at the relevant shareholders’ meeting will be recorded and deemed as voted in the same manner as the votes of the majority of the Mexican investors. This means that votes controlled by persons that have not proven that they are Mexican investors may not be recorded as they were cast. We will record and count the votes in a manner that will ensure that the votes of shareholders characterized as Mexican investors under the Mexican Foreign Investment Law, which may constitute as little as ten percent of total shareholdings, will control the outcome of every matter submitted to a shareholder vote. ADS holders providing voting instructions related to votes that they believe should be treated as controlled by Mexican investors must be registered holders of their ADSs as of the ADS voting record date and certify that the beneficial owner of the ADSs for which they are providing voting instructions is a Mexican investor and submit applicable identity information (as defined below).

Upon receipt of notice of a shareholders meeting at which ADS holders will be entitled to vote, the depositary, if requested by us, will, as soon as practicable, disseminate a notice, containing, among other things, information about the meeting, a statement that the ADS holders will be entitled, subject to any applicable provision of Mexican law and our bylaws, to instruct the depositary to exercise the voting rights pertaining to the amount of shares represented by their respective ADSs, a statement as to the how the instructions may be given, including the manner in which the ADS holder (other than DTC) may certify that the ADSs are beneficially owned by a Mexican investor and furnish the required identity information concerning that beneficial owner, and the last date on which the depositary will accept instructions.

Upon the written request of an ADS holder received on or before the instruction deadline, the depositary may, and upon receipt of a notice as described above, will, vote or cause to be voted the amount of deposited shares represented by those ADSs in accordance with the instructions in the request. The depositary is not allowed to vote or attempt to exercise the right to vote other than in accordance with instructions given by ADS holders.

If the depositary receives a voting instruction that includes a certification that the beneficial owner of the ADSs is a Mexican investor and is accompanied by identity information with respect to that beneficial owner, the depositary will forward that voting instruction, together with that certification and that identity information, to us for review and consideration by us in connection with our processes to record and count votes at shareholders’ meetings pursuant to the requirements of Mexican law and our bylaws. Holders of ADSs through DTC will not be able to submit the certification and identity information and therefore will not be able to qualify to have their votes counted as Mexican investor votes. Any ADS holder who holds ADSs in DTC and who is a Mexican investor and would like to submit the certification and identity information such that their vote may to be counted as a vote by a

Mexican investor, must transfer their holding from DTC to the books of the depositary and become an owner (i.e., a registered holder) of those ADSs prior to the record date set by the depositary for voting.

“identity information” means information that evidences status as a Mexican investor. Specifically, identify Information includes, and such status is proven, (i) in the case of individuals, with a document that proves their nationality; (ii) in the case of legal entities with foreigner exclusion clause, with their valid corporate bylaws that establish said clause; (iii) in the case of legal entities with a majority of Mexican capital and controlled thereby, through their valid corporate bylaws, and a certificate of their shareholding, issued by the person with authority for such purposes (including the public instrument that proves said authority), and (iv) in the case of trusts, through the trust agreement, and a certificate from the trustee, the technical committee, or the relevant trust manager, proving that the control of the trust and, at least, 51% of the benefits of said trust are held by Mexican investment (i.e., Mexican individuals, Mexican legal entities with foreigner exclusion clause or with foreigner admission clause, but with a majority of Mexican capital, and controlled thereby).

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to send voting instructions to ADS holders, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 40 days in advance of the meeting date. If requested by us, the depositary will represent all deposited shares (whether or not voting instructions have been received for such shares) for purposes of establishing quorum at a shareholders’ meeting (however, the depositary will only vote as instructed). Notwithstanding anything to the contrary, we and the depositary may modify, amend or adopt additional procedures related to voting of the ADSs from time to time as may be necessary to comply with applicable laws and regulations or amendments to our bylaws. See “Risk Factors—Risks Related to the ADSs and the Shares Underlying the ADSs—Following this global offering, we may be required to amend our bylaws to split our single series of common shares into multiple series of shares and to reclassify the shares sold in this global offering for new series of shares and your rights as an ADS holder may be modified to comply with the DGIE Regulatory Approval and the Mexican Foreign Investment Law.”

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement), converting foreign currency to dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•

we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act;

•	we announce that we cannot pay our obligations as they come due or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs), give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•

are only obligated to take the actions specifically provided for in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•

the depositary has no duty to make any determination or provide any information as to our tax status, and neither we nor the depositary have any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs nor liability for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on the shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, whether the ADS holder purchased the ADSs in this offering or secondary transactions, even if the ADS holder subsequently withdraws the underlying shares. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

DIVIDENDS

We have not paid dividends in the last three years and do not expect to pay any cash dividends on our stock for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth. Determining and paying dividends for any fiscal year is subject to several factors, including our payment liabilities, capital investments and investment plans, other cash requirements, shareholders’ approval of our audited financial statements, based on which the payment of dividends will be made, the creation and maintenance of legal reserves and other factors that we consider relevant at the time. We cannot guarantee that we will pay dividends in the future. Our board of directors considers and proposes the declaration, payment and amount of any dividends and a majority vote from shareholders present at a general shareholders’ meeting approves them, subject to the legal limitations described below.

Pursuant to applicable Mexican law and in accordance with the provisions of our bylaws, dividends may only be paid from retained earnings derived from the respective fiscal year or previous years’ results, if:

•	the legal reserve has been created or maintained, reserving 5% of all net profits per year, until the legal reserve represents at least 20% of the subscribed and paid-in capital;

•	shareholders, gathered in a shareholders’ meeting, approve the results reflecting the profits and the payment of dividends; and

•	the losses corresponding to the previous fiscal years have been paid or absorbed.

All shares have the same degree of preference regarding payment of dividends.

Capital Reductions

Although not dividend distributions, we have completed capital stock reductions and made cash distributions to our shareholders in the past and expect to complete a new capital stock reduction in October 2025. For further information see “Description of Capital Stock—Outstanding Shares” and “Prospectus Summary—Recent Developments—Capital Stock Reduction.”

SHARES AND ADSS ELIGIBLE FOR FUTURE SALE

Eligibility of Restricted Common Shares for Sale in the Public Market

Prior to this global offering, there has been no public market for our shares, and we cannot guarantee that a significant public market for our shares will develop or be sustained after this global offering. Future sales of substantial amounts of our shares in the public market after this global offering, or the possibility of these sales occurring, could materially and adversely affect the prevailing market prices.

Upon the completion of this global offering, we will have an aggregate of      shares outstanding (including shares held in the long-term incentive plan and shares represented by ADSs). Of these common shares, the common shares represented by ADSs sold in this offering by us or the selling shareholders will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of common shares described below and whose sales would be subject to additional restrictions described below. Common shares held by our affiliates, representing  % of our issued and outstanding shares, will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted common shares will be entitled to sell those common shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144 or otherwise. Sales of these common shares in the public market after the applicable restrictions, including under the lock-up agreements, lapse, or the perception that those sales may occur, could cause the prevailing market price of the ADSs to decrease or to be lower than it might be in the absence of those sales or perceptions. As a result of lock-up agreements and market standoff agreements described below, and the provisions of Rules 144 and 701 under the Securities Act, the restricted securities will be available for sale in the public market.

Lock-up Agreements

We, our executive officers and directors and certain of our shareholders, representing approximately  % of our outstanding common shares prior to this global offering, have agreed not to sell or transfer any of our common shares, ADSs, or any securities convertible into, or exchangeable for, exercisable for, or repayable with common shares or ADSs, for 180 days after the date of this prospectus without first obtaining the written consent of Barclays and Morgan Stanley, in their sole discretion, in whole or in part at any time. See “Underwriting (Conflict of Interest)—Lock-up Agreements.”

After the global offering, our employees, including members of our board of directors and our officers, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the global offering described above.

Transfer Restrictions under the Restructuring Plan

Under our restructuring plan, the Mexican investor group that holds 4.1% of our outstanding shares, or the Mexican Investor stock, has agreed that its shares are subject to certain transfer restriction until March 17, 2027, the fifth anniversary of the restructuring plan’s effective date. In particular, each investor in the Mexican investor group has agreed that its Mexican Investor stock can only be transferred to another Mexican investor under the restructuring plan or to other Mexican persons who are considered Mexican investors under Mexican law and our bylaws. In addition, in the event that any investor in the Mexican investor group transfers its Mexican Investor stock before March 17, 2027 in contravention of the restructuring plan transfer restriction, it will pay individually a penalty of $20 million.

On May 28, 2024 the members of our board of directors, other than the Mexican investor group, agreed to waive the $20.0 million penalty described above, to permit the Mexican investor group to sell shares representing 1.5% of our aggregate outstanding capital stock in this global offering, without violating the transfer restrictions in the restructuring plan. On June 3, 2024, we entered into an arrangement with the Mexican investor group reflecting the above.

In the event that we reclassify our shares into the new Series A, B and N shares described in “Description of Capital Stock—Restrictions on Neutral Investment in our Corporate Bylaws,” we have agreed to make an aggregate payment of $15.0 million to the Mexican investor group on a pro rata basis to compensate them for certain assistance which the Mexican investor group will continue to provide to us, and the reduced liquidity associated with their investment in the Series A shares, which will not be listed on the NYSE.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then issued and outstanding shares of our common shares or the average weekly trading volume of our common shares during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Certain of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, any Rule 701 shares subject to lock-up agreements described below and in the section of this prospectus titled “Underwriting (Conflict of Interest)” will become eligible for sale upon the expiration of the restrictions established in the lock-up agreements.

Regulation S

Regulation S under the Securities Act, or “Regulation S,” provides that shares owned by any person may be sold without registration in the United States (including certain of our employees, executive officers or directors who purchase shares under a written compensatory plan or contract), provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold outside the United States without registration in the United States being required.

In addition, Regulation S provides that any shares sold by us outside the United States pursuant thereto may be freely resold into the United States as long as we were a foreign private issuer at the time of the issuance, subject to limitations on affiliate resales, contractual lock-up agreements and restructuring plan transfer requirements, as applicable.

TAXATION

Certain U.S. Federal Income Tax Considerations

The following is a discussion of certain U.S. federal income tax considerations to U.S. Holders (defined below) of acquiring, owning and disposing of the ADSs, but it does not purport to be a comprehensive discussion of all tax considerations that may be relevant to a particular person’s decision to acquire the ADSs. This discussion applies only to a U.S. Holder that acquires the ADSs in the offering and that owns the ADSs as capital assets for U.S. federal income tax purposes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, U.S. Treasury regulations promulgated under the Code, and administrative rulings and judicial interpretations thereof, in each case as in effect of the date of this prospectus. Except as expressly described herein, this discussion does not address the U.S. federal income tax consequences that may apply to U.S. Holders under the Convention Between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. No ruling will be sought from the U.S. Internal Revenue Service, or the IRS, with respect to any statement or conclusion in this discussion, and there can be no assurance that the IRS will not challenge such statement or conclusion in the following discussion or, if challenged, that a court will uphold such statement or conclusion.

In addition, this discussion does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any U.S. state, local or non-U.S. tax law, the Medicare tax on net investment income, any alternative minimum tax consequences, and any estate or gift tax laws, and it does not describe differing tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain banks or financial institutions;

•	regulated investment companies and real estate investment trusts;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	insurance companies;

•	persons holding the ADSs as part of a hedge, straddle, constructive sale, wash sale or conversion, integrated or similar transaction;

•

persons required for U.S. federal income tax purposes to accelerate the recognition of any item of gross income with respect to the ADSs as a result of such income being recognized on an applicable audited consolidated financial statement;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities or arrangements classified as partnerships or pass-through entities for U.S. federal income tax purposes or holders of equity interests therein;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	certain U.S. expatriates;

•	persons that own, directly, indirectly or constructively, 10% or more of the total voting power or value of all of our outstanding stock; or

•	persons owning the ADSs in connection with a trade or business conducted outside the United States.

U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of the ADSs in their particular circumstances.

For purposes of this discussion, a “U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of the ADSs and is:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a United States person.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes owns the ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the status and activities of the partnership. Partnerships owning the ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of the ADSs.

THE DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, OR DISPOSITION OF THE ADSs IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF OTHER FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS, INCLUDING THE TREATY, AND POSSIBLE CHANGES IN TAX LAW.

ADSs

Generally, U.S. Holders of ADSs should be treated for U.S. federal income tax purposes as holding the shares represented by the ADSs and the following discussion assumes that such treatment will be respected. As a result, no gain or loss should be recognized upon an exchange of shares for ADSs or an exchange of ADSs for shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the U.S. Holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares. Accordingly, the creditability of foreign taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the U.S. Holder of an ADS and us.

Taxation of Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property paid with respect to the ADSs (including any amounts withheld in respect of Mexican taxes), will generally be included in a U.S. Holder’s gross income as dividend income on the date actually or constructively received to the extent such distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing the U.S. Holder’s adjusted tax basis in the ADSs (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder held the ADSs for more than one year as of the time such distribution is actually or constructively received. Because we do not prepare calculations of our earnings and profits using U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends, and taxable at ordinary income tax rates.

Dividends on ADSs generally will not be eligible for the dividends-received deduction generally available to U.S. corporations with respect to dividends received from other U.S. corporations. With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (i) the company is eligible for the benefits of the

Treaty, (ii) the company is not a passive foreign investment company, or PFIC (as discussed below under “—Passive Foreign Investment Company Rules”) for its taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period and other requirements are met.

A U.S. Holder that is eligible for the benefits of the Treaty may be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or to a deduction, if elected, in computing its U.S. federal taxable income, for non-refundable Mexican income taxes withheld from dividends at a rate not exceeding the rate provided in the Treaty (if applicable). For purposes of the foreign tax credit limitation, dividends paid by the company generally will constitute foreign-source income in the “passive category income” basket. However, there are significant complex limitations on a U.S. Holder’s ability to claim such a credit or deduction. U.S. Holders should consult their tax advisors concerning their availability in their particular circumstances.

Sale or Other Taxable Disposition of the ADSs

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes on the sale, exchange or other taxable disposition (including a redemption) of the ADSs in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the ADSs disposed of. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the ADSs exceeds one year. Long-term capital gains of certain non-corporate U.S. Holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

A U.S. Holder’s adjusted tax basis in the ADSs generally will equal the cost of such ADSs, reduced (but not below zero) by the amount, if any, of distributions in excess of our current and accumulated earnings and profits, and the amount realized on a sale, exchange or other taxable disposition of the ADSs will be the amount received determined on the date of disposition.

Mexican taxes (if any) imposed on the sale or other disposition of the ADSs will generally not be creditable for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors as to the U.S. federal income tax consequences of any Mexican taxes imposed on the sale or the disposition of the ADSs, including whether such taxes would be deductible or reduce the amount realized in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which (a) 75% or more of its gross income is “passive income,” or the income test, or (b) 50% or more of its assets by value either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets, or the asset test. For purposes of the calculations described above, if the company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the company will be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly a proportionate share of the income of such other corporation.

Based on the nature of our business, the composition of our income and assets and the value of our assets, we do not believe that we were a PFIC for the 2024 taxable year or expect that we will be a PFIC for our current taxable year or in the foreseeable future. However, because a determination of whether a company is a PFIC must be made annually after the end of each taxable year and the company’s PFIC status for each taxable year will depend on facts, including the composition of company’s income and assets and the value of company’s assets (which may be determined in part by reference to the market value of the ADSs) at such time, there can be no assurance that the company will not be a PFIC for the current or any future taxable year. If the company is a PFIC for any taxable year during which a U.S. Holder holds the ADSs and any of the company’s non-U.S. subsidiaries is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of the company’s subsidiaries.

Generally, if the company is a PFIC for any taxable year during which a U.S. Holder holds the ADSs, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized by a U.S. Holder upon a disposition (including, under certain circumstances, a pledge) of the ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such ADSs. The amounts allocated to the taxable year of disposition and to years before the company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount. Further, to the extent that any distribution received by a U.S. Holder on the ADSs exceeds 125% of the average of the annual distributions on such ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments of the ADSs if the company was a PFIC.

If the company was a PFIC for any year during which a U.S. Holder owned the ADSs, the company would generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder held the ADSs, even if the company ceased to meet the threshold requirements for PFIC status.

If a U.S. Holder owns the ADSs during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 annually with respect to the company, generally with the U.S. Holder’s U.S. federal income tax return for that year unless specified exceptions apply.

U.S. Holders should consult their tax advisors regarding our PFIC status for any taxable year and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds from a sale, exchange or other taxable disposition (including a redemption) of the ADSs that are made within the United States, by a U.S. payor or through certain U.S.-related financial intermediaries to a U.S. Holder generally are subject to information reporting, unless the U.S. Holder is a corporation or other exempt recipient, and if required, demonstrates that fact. In addition, such payments may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding in the manner required.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability or may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals or certain specified entities that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to report information relating to the ADSs by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets (which requires U.S. Holders to report “specified foreign financial assets,” which generally include financial accounts held at a non-U.S. financial institution, interests in non-U.S. entities, as well as stock and other securities issued by a non-U.S. person), to their tax return for each year in which they hold the ADSs, subject to certain exceptions (including an exception for the ADSs held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their acquisition, ownership, and disposition of the ADSs.

Mexican Taxation

General

The following summary of certain Mexican federal income tax consequences of the purchase, ownership and disposition of the ADSs, is based upon the federal tax laws of Mexico as in effect on the date of this prospectus, which are subject to change. Prospective purchasers of the ADSs are encouraged to consult their own tax advisors as to the Mexican or other tax consequences of the purchase, ownership and disposition of the ADSs, including, in particular, the effect of any foreign, state or municipal tax laws.

This summary is based upon the Mexican federal income tax laws and administrative rules in effect on the date of this prospectus, which are subject to change and does not describe any tax consequences arising under the laws of any country, state or municipality, other than the federal laws of Mexico.

This summary is not a comprehensive discussion of all the tax considerations that may be relevant to a particular prospective purchaser’s decision to purchase, hold, or dispose of the ADSs. In particular, this summary is directed only to non-Mexican holders that acquired the ADSs in this offering and does not address tax consequences to holders that are regarded as residents of Mexico for tax purposes, or holders who may be subject to special tax rules, such as tax exempt entities, entities or arrangements that are treated as disregarded for Mexican or other jurisdictions’ income tax purposes, persons or related persons under the LMV that own or are treated as owning, 10% or more of our stock, or control of our company. Moreover, this summary does not address the applicable tax treatment in Mexico for transactions that are not conducted on a recognized securities market, as defined in the Mexican Federal Fiscal Code.

Holders of the ADSs are encouraged to consult their own tax advisors as to their entitlement to the benefits, if any, afforded by the U.S.-Mexico Tax Treaty.

Mexico has also entered into several other tax treaties for the avoidance of double taxation with other countries, that are in full force and effect, that may have an impact on the tax treatment of the purchase, ownership and disposition of the ADSs. Prospective purchasers of the ADSs are encouraged to consult their own tax advisors as to the tax implications, if any, that any such treaties in effect may have on the tax treatment of the purchase, ownership and disposition of the ADSs.

The Mexican Federal Income Tax Law provides that for a non-Mexican resident holder to be entitled to the benefits under a tax treaty that Mexico has in effect, it is necessary for such non-Mexican resident holder to meet the procedural requirements established in such law and the applicable tax treaty.

For purposes of this summary, an “International Holder” is a holder of the ADSs that (i) is not a resident of Mexico under Mexican law or tax treaties that Mexico has in force, or (ii) is not a non-Mexican resident with a permanent establishment in Mexico for tax purposes to which income is attributable.

For purposes of Mexican taxation, an individual is a resident of Mexico for tax purposes if such individual has established his permanent residence in Mexico, unless such individual also has a permanent residence in a different jurisdiction, in which case such individual shall only be considered a resident of Mexico for tax purposes if his center of vital interests (centro de intereses vitales) is located in Mexico. Mexican law considers an individual to have his center of vital interests in Mexico if (i) more than 50% of his income results from Mexican source, or (ii) his principal center of professional activities is located in Mexico, among other circumstances. An individual will also be considered a resident of Mexico if such individual is a state employee, regardless of the location of such person’s center of vital interests. Mexican nationals who file a change of tax residence to a jurisdiction that does not have a comprehensive exchange of information agreement with Mexico, in which his income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law, shall be considered Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following three years. Unless otherwise proven, a Mexican national is considered a Mexican resident for tax purpose.

A legal entity is a resident of Mexico, if it maintains the principal administration of its business or the effective place of management in Mexico. The main administration of a business or the effective place of management is deemed to exist in Mexico if the individual or individuals having the authority to decide or make the decisions of control, management, operation or administration, are located in Mexico. Mexico has entered into several tax treaties with specific “tie-breaker” rules to determine if a given taxpayer shall be considered as resident in Mexico or any other applicable jurisdiction. As a result, it is recommended that each investor confirms the tax implications for each particular case to determine the specific applicable treaty benefits for tax residence purposes.

A permanent establishment in Mexico shall be considered to be any place of business in which business activities are conducted by a non-Mexican resident, either in whole or in part, or independent personal services are provided in Mexican territory or if a non-resident is acting through a dependent agent (i.e., executing contracts on behalf of the non resident company or playing the principal role leading to the conclusion of contracts within Mexican territory) or an independent agent acting out of its ordinary course of business. In such case, the relevant non-Mexican resident shall be required to pay taxes in Mexico on income attributable to such permanent establishment in accordance with Mexican law. Mexico has been modifying the Mexican Income Tax Law to strengthen the permanent establishment concept following the most recent developments in the Organization for Economic Cooperation and Development, in light of the BEPS initiative. However, Mexico has several tax treaties with other countries whereby the permanent exposure for a foreign resident can be limited to the specific cases established in the treaty (following a most restrictive approach) and therefore, we suggest to confirm the tax implications for each particular case to be sure about the specific applicable treaty benefits to limit the permanent establishment potential implications.

You should consult your own tax advisors about the consequences of the acquisition, ownership, and disposition of the ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws. This description assumes that you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out about those procedures.

ADSs

In accordance with provisions of the current Mexican Miscellaneous Tax Regulations, ADSs would be regarded as securities that exclusively represent the shares, which are expected to be registered in the RNV maintained by the CNBV and listed on the BMV on or before the closing of this offering registry; therefore, ADSs should be treated as placed among the investing public for purposes of applicable Mexican tax laws and regulations (“colocadas entre el gran público inversionista”).

Dividends

Under the provisions of the Mexican Income Tax Law (Ley del Impuesto sobre la Renta), dividends paid to International Holders with respect to ADSs, would be subject to Mexican withholding income tax at the rate of 10%. Withholding taxes would be computed on the peso denominated amount distributed as a dividend.

Dividends paid by us from distributable earnings that have not been subject to Mexican corporate income tax, are subject to a tax at the corporate level payable by us (and not by shareholders). This corporate tax on the distribution of earnings is not final for us, and may be credited by us against income tax payable during the fiscal year in which the tax was paid and for the following two fiscal years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to those earnings, are not subject to this corporate tax.

Disposition of the ADSs

According to the Mexican Miscellaneous Tax Regulations currently in force, the sale or disposition of the ADSs by an International Holder would not be subject to any Mexican income tax, provided that (i) the shares underlying the ADSs are registered in the RNV (which we expect to complete on or before the consummation of this offering) prior to the sale or disposition of the ADSs, (ii) the transaction is carried out through recognized securities markets, such as NYSE, and (iii) the holder is a tax resident of a country with which Mexico has in force a treaty for the avoidance of double taxation.

Joint and several liability

The Mexican government approved and published in the Mexican Federal Official Gazette a tax legislation pursuant to which since January 1, 2022, Mexican resident companies may be joint and severally liable for the taxes triggered by non-Mexican tax residents arising from sale or disposition, to a non-Mexican tax resident, of shares or securities representing property of assets, issued by such Mexican resident companies, if the relevant Mexican resident company fails to provide certain information in respect of dispositions of such securities occurring between non-Mexican residents to the Mexican tax authorities, and the non-Mexican resident fails to comply with the obligation to pay the relevant tax in Mexico, if any. Mexican Miscellaneous Tax Regulations have further regulated that companies with securities registered with the RNV are permitted to comply with such reporting requirement, by reporting dispositions that are required to be reflected in their annual report filed with the CNBV and the Mexican licensed stock exchanges. Given the mechanisms and procedures inherent to stock exchanges, including the volume of trading under the NYSE, Mexican companies, including us, are likely to have a practical impossibility to identify and track dispositions of the ADSs held by our investors, irrespective of their place of residence. Therefore, if the non-Mexican resident fails to pay taxes triggered on the sale and we fail to provide the aforementioned information, the tax authorities may assess a joint and several liability to us for any unpaid taxes arising from the disposition or sale of the ADSs conducted by non-Mexican residents where certain requirements established in the Mexican Income Tax Law, its regulations and administrative rules issued by the Mexican tax authorities are not complied with for such sale or disposition of ADSs to be exempt in Mexico.

Other Mexican Taxes

There are currently no Mexican gift, stamp, registration or similar taxes applicable to the purchase, ownership or disposition of ADSs by an International Holder. However, gratuitous transfers, including inheritance, of the ADSs, may result in the imposition of a Mexican federal income tax upon the recipient in certain circumstances.

UNDERWRITING

(CONFLICT OF INTEREST)

Barclays Capital Inc., Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Evercore Group L.L.C. are acting as representatives of the underwriters and book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, with respect to the ADSs being offered, each of the underwriters named below has severally agreed to purchase from us and the selling shareholders the respective number of ADSs shown opposite its name below:

Underwriting (Conflict of Interest)

Underwriter	Number of ADSs
Barclays Capital Inc.
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Evercore Group L.L.C.
Apollo Global Securities, LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase ADSs depends on the satisfaction of the certain conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the ADSs offered hereby (other than those ADSs covered by their option to purchase additional ADSs as described below), if any of the ADSs are purchased;

•	the representations and warranties made by us and the selling shareholders to the underwriters are true;

•	there is no material adverse change in our business or the financial markets; and

•	we and the selling shareholders deliver customary closing documents to the underwriters.

The offering of the ADSs by the underwriters is subject to receipt and acceptance, and subject to the underwriters’ right to reject any order in whole or in part.

With respect to the Mexican offering, subject to the terms and conditions established in the Mexican underwriting agreement (contrato de colocación) to be dated on or around the date of this prospectus, each Mexican underwriter named below has agreed, severally and not jointly, to place in Mexico the number of shares as indicated in the table below:

Underwriter	Number of shares
Morgan Stanley México, Casa de Bolsa, S.A. de C.V.
Barclays Capital Casa de Bolsa, S.A. de C.V., Grupo Financiero Barclays México.

A prospectus in Spanish pursuant to Mexican law has been prepared and will be used in connection with the Mexican offering. The closing of the Mexican offering is conditioned upon the closing of this offering. The closing of the Mexican offering, if it occurs, will occur simultaneously to the closing of this offering.

The underwriters of this offering and the Mexican underwriters will enter into an intersyndicate agreement providing for the coordination of their activities. Under the intersyndicate agreement, the Mexican underwriters may offer and sell a portion of the shares underlying the ADSs to be sold pursuant to the underwriting agreement, the underwriters may purchase and sell a portion of the shares (through ADSs) to be sold pursuant to the Mexican underwriting agreement, and the underwriters of this offering and the Mexican underwriters have agreed to coordinate their efforts to stabilize in the different markets on the terms and subject to the conditions established in the intersyndicate agreement and observing the applicable rules prescribed by the CNBV.

Commissions and Expenses

The following table shows the per ADS and total public offering price, underwriting fees and commissions that we and the selling shareholders will pay to the underwriters, and proceeds before expenses, to us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting fees and commissions	$	$	$
Proceeds, before expenses	$	$	$

The representatives have advised us that the underwriters propose to offer the ADSs directly to the public at the offering price on the cover of this prospectus and to selected dealers, we may include the underwriters, at such offering price less a selling concession not in excess of $      per ADS. If all the ADSs are not sold at the initial offering price following the initial offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us and the selling shareholders are estimated to be approximately $     million (excluding underwriting fees and commissions). We have agreed to pay expenses incurred by the selling shareholders in connection with the offering, other than the underwriting fees and commissions. We have agreed to reimburse the underwriters for certain of their expenses incurred in connection with, among other, the review and clearance by the Financial Industry Regulatory Authority, Inc., or FINRA, in an amount of up to $90,000 and certain fees and expenses of Mexican legal and tax counsels, in an amount of up to $300,000, as provided for in the underwriting agreement.

Option to Purchase Additional ADSs or Shares

The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, up to an aggregate of   additional ADSs from the selling shareholders at the applicable public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, to cover over-allotments, if any.

The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs.

Lock-Up Agreements

Company Lock-Up Agreement

We have agreed that, for a period of 180 days after the date of this prospectus subject to certain exceptions, we and they will not directly or indirectly, without the prior written consent of Barclays and Morgan Stanley, (1) offer for sale, sell, pledge, lend or otherwise dispose of (or enter into any transaction or device that is designed to, or could reasonably be expected to, result in the disposition by any person of) any shares or ADSs or securities convertible into or exercisable or exchangeable for shares or ADSs, including any securities received in exchange for shares as a result of the split and reclassification of our single series of shares into three series, as described in “Summary—Recent Developments—DGIE Approval” and “Business—Recent Developments—DGIE Approval,” (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares or ADSs, whether any such transaction described in (1) or (2) above is to be settled by delivery of shares, ADSs, or other securities, in cash or otherwise, (3) publicly file or cause to be publicly filed a registration statement, including any amendments thereto, with respect to the registration of any shares or ADSs or securities convertible, exercisable or exchangeable into shares or ADSs or any other of our securities (other than any registration statement on Form S-8) or (4) publicly disclose the intention to do any of the foregoing. Deposits of the shares subject to a lock-up agreement for delivery of the ADSs would not violate that lock-up agreement provided that the resulting ADSs are subject to the lock-up agreements.

Our lock-up agreement applicable to us is subject to certain specified exceptions, including: (i) the shares, options to purchase shares, restricted stock, restricted stock units and other equity incentive compensation issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans described in this prospectus, shares issued upon exercise of currently outstanding options, warrants or rights, whether or not issued under one of those plans, and shares issued upon the exercise of options or the settlement of restricted stock units granted under such plans or under equity plans or similar plans of companies acquired by us in effect on the date of acquisition; (ii) the issuance by us of shares upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date hereof, including any shares issued upon the exercise of any warrants issued by us and any transfers of shares to us upon a “net” or “cashless” exercise of any warrants issued by us; (iii) the subscription and payment of up to 7,300,000 shares held in treasury as of the date hereof to be contributed in the future to a trust to be used for future compensation plans, or the Trust for Future Stock Compensation Plans; (iv) the transfer of shares owned or held by the Trust for Future Stock Compensation Plan, Mexican investors or our strategic partner, Delta, to a control trust; (v) the issuance by us of shares or securities convertible into shares in connection with an acquisition or business combination, provided that the aggregate number of shares issued during the lock-up period does not exceed 5% of the total number of shares issued and outstanding on the settlement date of the offering, and any recipient of shares executes and delivers a lock-up letter; and (vi) the split and reclassification of our single series of shares into three separate series, as described in the section “Summary—Recent Developments—DGIE Approval” and “Business—Recent Developments—DGIE Approval,” including any exchange offers or other transactions, whether or not registered with the SEC, designed to implement such split and reclassification.

Selling Shareholders, Executive Officers and Directors Lock-Up Agreement

Our executive officers and directors and certain of our shareholders, representing approximately  % of our outstanding common shares prior to this global offering, have agreed that, for a period of 180 days after the date of this prospectus subject to certain exceptions, they will not directly or indirectly, without the prior written consent of Barclays and Morgan Stanley, (1) offer for sale, sell, pledge, lend or otherwise dispose of (or enter into any transaction or device that is designed to, or could reasonably be expected to, result in the disposition by any person of) shares or ADSs (including, without limitation, shares or ADSs that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares or ADSs that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for shares or ADSs, including any securities received in exchange for shares as a result of the split and reclassification of our single series of shares into three separate series, as described in the section “Prospectus Summary—Recent Developments—DGIE Approval” and “Business—Recent Developments—DGIE Approval,” (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares or ADSs, whether any such transaction described in (1) or (2) above is to be settled by delivery of shares, ADSs or other securities, in cash or otherwise, or (3) publicly disclose the intention to do any of the foregoing. Deposits of the shares subject to a lock-up agreement for delivery of the ADSs would not violate that lock-up agreement provided that the resulting ADSs are subject to the lock-up agreements.

The lock-up agreements applicable to our executive officers and directors and certain of our shareholders are subject to specified exceptions, including: (i) open market transactions after the completion of the offering or transfers to the underwriters of this offering; (ii) bona fide gifts; (iii) transfers to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party; (iv) transfers to any beneficiary of or estate of a beneficiary pursuant to a trust, will or other testamentary document or applicable laws of descent, provided that any such transaction shall not involve a disposition for value; (v) transfers to a partnership, limited liability company or other entity in which the lock-up party and the immediate family of the lock-up party are the legal and beneficial owner of all the outstanding equity securities or similar interests; (vi) transfers by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement; (vii) (A) the exercise of warrants issued by us and transfer to us upon the “net” or “cashless” exercise of warrants issued by us; (B) the exercise of stock options solely with cash granted pursuant to equity incentive plans described herein, and the receipt by the lock-up signatory from us of shares upon such exercise; (C) transfers to us upon the “net” or “cashless” exercise of stock options or other equity awards granted pursuant to equity incentive plans; (D) transfers for the primary purpose of satisfying any tax or other governmental withholding obligation with respect to any award of equity-based compensation granted pursuant to our equity incentive plans described herein; or (E) forfeitures to us to satisfy tax withholding requirements of the lock-up party or us upon the vesting, during the restricted period, of equity based awards granted under equity incentive plans or pursuant to other stock purchase arrangements, in each cased described herein; (viii) a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our shares; (ix) transfers to us in connection with the repurchase by us of shares or other securities pursuant to a repurchase right arising upon the termination of a lock-up signatory’s employment with us; (x) the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1 of the Exchange Act, provided that no sales shall be made pursuant to a Rule 10b5-1 plan prior to the expiration of the lock-up and to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer may be made under such plan during the lock-up period; (xi) if the holder is a corporation, partnership, limited liability company, trust or other business entity, (A) distributions to partners, limited liability company members, shareholders or holders of similar interests or (B) transfers to affiliates (as defined in Rule 405 of the Securities Act); (xii) transfers to any third-party pledgee in a bona fide transaction as collateral to secure obligations pursuant to lending or other similar arrangement relating to a financing arrangement between such third parties (or their affiliates or designees) and the lock-up party and/or its affiliates; (xiii) transfers pursuant to a bona fide loan or pledge and as a grant or maintenance of a bona fide lien, security interest, pledge or other similar encumbrance in connection with a loan to the lock-up party, subject to certain restrictions; (xiv) transfers to the lock-up party’s employer or any affiliate of the lock-up party’s employer as compensation in his or her capacity as a member of our board of directors; (xv) any demands or requests for, exercises of any right with respect to, or taking of any action in preparation of, the registration by us under the Securities Act of the undersigned’s shares or ADSs; (xvi) the split and reclassification of our single series of shares into three separate series, as described in the section “Summary—Recent Developments—DGIE Approval” and “Business—Recent Developments—DGIE Approval,” including any exchange offers or other transactions, whether or not registered with the SEC, designed to implement such split and reclassification; (xvii) the sale of the lock-up party shares or ADSs pursuant to this offering; (xviii) the sale of the undersigned’s shares or ADSs to another holder party to a lock-up letter agreement with the same terms; provided that, in the case of any transfer or distribution pursuant to (ii) through (viii) and (xi), the transferee or distributee agrees in writing to be bound by the lock-up restrictions.

In its sole discretion, may release the shares and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release shares and other securities from lock-up agreements, Barclays and Morgan Stanley will consider, among other factors, the holder’s reasons for requesting the release, the number of shares and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to our officers or directors, Barclays and Morgan Stanley will notify us of the impending release or waiver, and we have agreed to announce the impending release or waiver in accordance with any method permitted by applicable law or regulation (which may include a press release), except where the release or waiver is effected solely to permit a transfer of shares that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Offering Price Determination

Prior to this offering, the shares underlying the ADSs were not traded in public markets. The initial offering price was negotiated between the representatives, the selling shareholders and us. In determining the initial offering price of the ADSs, the representatives considered:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded equity securities of generally comparable companies.

Indemnification

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the ADSs, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

•	stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;

•

a short position involves a sale by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs involved in the sales made by the underwriters in excess of the number of ADSs they are obligated to purchase is not greater than the number of ADSs that they may purchase by exercising their option to purchase additional ADSs. In a naked short position, the number of ADSs involved is greater than the number of ADSs in their option to purchase additional ADSs. The underwriters may close out any short position by either exercising their option to purchase additional ADSs and/or purchasing ADSs in the open market. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through their option to purchase additional ADSs. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering;

•	syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions;

•

penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADS originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Listing on the NYSE

We have applied to list the ADSs on the NYSE under the symbol “AERO.”

Stamp Taxes

If you purchase ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. In addition, the underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our or our affiliates’ securities and/or instruments. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ADSs offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the ADSs offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflict of Interest

AGS, an affiliate of Apollo, is an underwriter in this offering and will receive a portion of the underwriting fees and commissions in connection with this offering. Affiliates of Apollo beneficially own in excess of 10% of our shares. For additional information, see “Principal and Selling Shareholders.” As a result, AGS is deemed to have a “conflict of interest” under FINRA Rule 5121, and this offering will be conducted in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing this offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. AGS will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Settlement

The underwriters expect to deliver the ADSs to purchasers on or about      , 2025.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties of such trade expressly agree otherwise.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of ADSs offered by this prospectus in any jurisdiction where action for that purpose is required. The ADSs offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such ADSs be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any ADSs offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each member state of the European Economic Area (each, a relevant member state), no ADSs have been offered or will be offered pursuant to the offering to the public in that relevant member state prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Regulation (EU) 2017/1129, or the Prospectus Regulation, except that the ADSs may be offered to the public in that relevant member state at any time:

•	to any legal entity which is a qualified investor as defined under article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require us and/or any of the representatives to publish a prospectus pursuant to article 3 of the Prospectus Regulation or supplement a prospectus pursuant to article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs.

Each person in a relevant member state who receives any communication in respect of, or who acquires any ADSs under the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of us, the underwriters and their affiliates that it is qualified investor within the meaning of the Prospectus Regulation.

In the case of any ADSs being offered to a financial intermediary as that term is used in article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a relevant member state to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire ADSs in the offering.

United Kingdom

This prospectus and any other material in relation to the ADSs described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (ii) high net worth entities falling within article 49(2)(a) to (d) of the Order; (iii) outside the UK; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA, in connection with the issue or sale of any equity securities may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as relevant persons). The ADSs are only available in the United Kingdom, or the UK, to, and any invitation, offer or agreement to purchase or otherwise acquire the ADSs will be engaged in only with, the relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the UK. Any person in the UK that is not a relevant person should not act or rely on this prospectus or any of its contents.

No ADSs have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the ADSs which have been approved by the UK Financial Conduct Authority, except that the ADSs may be offered to the public in the UK at any time:

•

to any legal entity which is a qualified investor as defined under article 2 of the Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, or the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within section 86 of the FSMA,

provided that no such offer of the ADSs shall require us and/or any of the underwriters or any of their affiliates to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and shares to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs.

We have not authorized and do not authorize the making of any offer of ADSs through any financial intermediary on their behalf, other than offers made by the underwriter with a view to the final placement of the ADSs as contemplated in this prospectus. Accordingly, no purchaser of the ADSs, other than the underwriter, is authorized to make any further offer of the ADSs on behalf of us or the underwriter.

In addition, in the UK, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Any person in the UK that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the UK, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

In the case of any ADSs being offered to a financial intermediary as that term is used in article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

Each person in the UK who acquires any ADSs in hereby or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us, the underwriters and their affiliates that it meets the criteria outlined in this section.

Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in the National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

ADSs may not be offered or sold by means of any document other than (i) to “professional investors” within the meaning of the Cap.571, Laws of Hong Kong, or the Securities and Futures Ordinance, and any rules made thereunder, or (ii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Cap. 32, Laws of Hong Kong, or the Companies Ordinance, and no advertisement, invitation, or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, as modified from time to time, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where ADSs are subscribed or purchased under Section 275 by a relevant person which is:

(a)

a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable within six months after that corporation or that trust has acquired shares under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person, or to any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivative Contracts) Regulation 2017.

Solely for purposes of the notification requirements under Section 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons, that the ADSs are “prescribed capital markets products,” as defined in the Securities and Futures (Capital Markets Products) Regulations 2018, and “excluded investment products,” as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products.

Japan

No registration pursuant to article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan, Law No. 25 of 1948, as amended, or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any person resident in Japan, including any corporation or other entity organized under the laws of Japan, or a resident of Japan, or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the Exchange Act and any and the other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

•	For qualified institutional investors, or QII:

Please note that the solicitation for newly-issued or secondary shares (each as described in paragraph 2, article 4 of the FIEL) in relation to the ADSs constitutes either a “QII only private placement” or a “QII only secondary distribution,” each as described in paragraph 1, article 23-13 of the FIEL. Disclosure regarding any such solicitation, as is otherwise prescribed in paragraph 1, article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred to QIIs.

•	For non-QII investors:

Please note that the solicitation for newly-issued or secondary shares (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in paragraph 4, article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in paragraph 1, article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred in block without subdivision to a single investor.

Australia

This prospectus:

(a)	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

(b)

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

(c)

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or Exempt Investors.

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

As any offer of ADSs under this document will be made without disclosure in Australia under chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those ADSs to investors in Australia, except in circumstances where disclosure to investors is not required under chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or an exempt offer and the DFSA, respectively. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with exempt offers. The DFSA has not approved this prospectus nor taken steps to verify the information included in this prospectus and has no responsibility for this document. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of ADSs offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold by means of any document other than in circumstances which do not constitute an offer directly or indirectly to the public within the meaning of in the DIFC.

Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

France

Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France. Such offers, sales and distributions will be made in France only:

o

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et Financier;

o	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

o

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code Monétaire et Financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code Monétaire et Financier.

United Arab Emirates

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the

United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Israel

In the State of Israel, this prospectus shall not be regarded as an offer to the public to purchase ADSs under the Israeli Securities Law, 5728-1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of section 15 of the Israeli Securities Law, 5728-1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions, or the addressed investors; or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728-1968, subject to certain conditions, or the qualified investors. The qualified investors shall not be taken into account in the count of the addressed investors and may be offered to purchase securities in addition to the 35 addressed investors. We have not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728-1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for the ADSs to any person within the State of Israel, other than to qualified investors and up to 35 addressed investors.

Qualified investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728-1968. In particular, we may request, as a condition to be offered ADSs, that qualified investors will each represent, warrant and certify to us and/or to anyone acting on our behalf:

(i)	that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968;
(ii)	which of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968 regarding qualified investors is applicable to it;

(iii)	that it will abide by all provisions established in the Israeli Securities Law, 5728-1968 and the regulations promulgated thereunder in connection with the offer of the ADSs;

(iv)	that the ADSs are, subject to exemptions available under the Israeli Securities Law, 5728-1968:

a.	for its own account;

b.	for investment purposes only; and

c.	not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728-1968; and

(v)	that it is willing to provide further evidence of its qualified investor status.

Addressed investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the addressed investor’s name, address and passport number or Israeli identification number.

China

This prospectus will not be circulated or distributed in the People’s Republic of China, or RPC, and the ADSs will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Korea

The ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or FETL. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Bermuda

ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of shares in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Brazil

The offer and sale of the ADSs have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM resolution no 160, dated 13 July 2022, as amended or unauthorized distribution under Brazilian laws and regulations. The ADSs will be authorized for trading on organized non-Brazilian securities markets and may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the ADSs through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.

EXPENSES OF THE GLOBAL OFFERING

We estimate that our expenses in connection with the global offering, other than underwriting fees and commissions, will be as follows:

Expenses	Amount
Securities and Exchange Commission registration fee	$
Exchange listing fees	$
FINRA filing fee	$
Mexican fees, including Mexican Stock Exchange listing fee	$
Printing and engraving expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Miscellaneous costs	$

Total	$

All amounts in the table are estimated except the Securities and Exchange Commission registration fee, the exchange listing fee and the FINRA filing fee. The depositary has agreed to pay some of these expenses on our behalf, subject to the closing of the offering.

LEGAL MATTERS

The validity of the ADSs and certain other matters of Mexican law will be passed upon for us by White and Case, S.C. Certain other matters of U.S. federal law will be passed upon for us by White & Case LLP. Certain matters of Mexican law will be passed upon for the underwriters by Ritch, Mueller y Nicolau, S.C. Certain matters of U.S. federal law will be passed upon for the underwriters by Davis Polk & Wardwell LLP.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audited consolidated financial statements of Grupo Aeroméxico, S.A.B. de C.V. and subsidiaries de C.V. as of and for the years ended December 31, 2024, 2023 and 2022 have been included herein in reliance upon the report of KPMG Cárdenas Dosal, S.C., independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers and, in accordance therewith, file reports and other information with the SEC. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website at www.sec.gov, from which you can electronically access the registration statement and its materials, as well as any filings that we make electronically with the SEC.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we will be required to file annual reports on Form 20-F within the time period required by the SEC, which is currently four months from December 31, the end of our fiscal year. We also intend to furnish with the SEC reports on Form 6-K containing unaudited quarterly financial information. As a foreign private issuer, we are exempt from Exchange Act rules regarding proxy statements and short-swing profits. Additionally, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will provide the depositary with annual reports in English, which will include a review of operations and annual audited consolidated financial statements prepared according to IFRS.

You may request a copy of our SEC filings, at no cost, by contacting us at the number or address specified below.

Avenida Paseo de la Reforma 243, 25th floor

Col. Renacimiento, Cuauhtémoc, 06500

Mexico City

United Mexican States

Email:

aminvestorrelations@aeromexico.com

Tel: +52 (55) 9132 4000

ENFORCEABILITY OF CIVIL LIABILITIES

We are a public variable capital company organized under the laws of Mexico, our bylaws are governed by Mexican law. Substantially all of our directors and officers named herein are non-U.S. residents, and all or a significant portion of the assets of those persons may be, and the most significant portion of our assets are, located outside the United States. As a result, it may not be possible for investors to effect service of process outside Mexico upon Grupo Aeroméxico, or its directors and officers, or to enforce against such parties judgments of courts located outside Mexico predicated upon civil liabilities under the laws of jurisdictions other than Mexico, including judgments predicated upon the civil liability provisions of the U.S. securities laws or other laws of the United States.

We have been advised by our Mexican counsel, White & Case, S.C., that no bilateral treaty is currently in effect between the United States and Mexico that covers the reciprocal enforcement of civil foreign judgments and that service of process by mail does not constitute effective service under Mexican law and if a final judgment is obtained based on service of process by mail, it would not be enforceable in Mexico. In the past, Mexican courts have enforced judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, consisting of the review in Mexico of the U.S. judgment in order to ascertain, among other matters, whether Mexican legal principles of due process and the non-violation of Mexican law and/or Mexican public policy (orden público) among other requirements set forth under Mexican law, have been duly complied with, without reviewing the merits of the subject matter of the case.

Additionally, we have been advised by White & Case, S.C. that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated in whole or in part on the laws of any jurisdiction outside Mexico, including any judgment predicated in whole or in part on U.S. securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. laws.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Condensed consolidated interim financial statements as of June 30, 2025 and December 31, 2024 and for the six-month and three-month periods ended June 30, 2025 and 2024
Condensed Consolidated Interim Statements of Financial Position as of June 30, 2025 and December 31, 2024	F-2
Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income for the six-month and three-month periods ended June 30, 2025 and 2024	F-4
Condensed Consolidated Interim Statements of Change in Equity for the six-month periods ended June 30, 2025 and 2024	F-6
Condensed Consolidated Interim Statements of Cash Flows for the six-month periods ended June 30, 2025 and 2024	F-8
Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2025 and December 31, 2024 and for the six-month and three-month periods ended June 30, 2025 and 2024	F-9

Consolidated financial statements - December 31, 2024, 2023 and 2022
Report of Independent Registered Public Accounting Firm, KPMG Cárdenas Dosal, S.C.	F-28
Consolidated Statements of Financial Position as of December 31, 2024, 2023 and 2022	F-30
Consolidated Statements of Profit or Loss and Other Comprehensive Income for the years ended December 31, 2024, 2023 and 2022	F-32
Consolidated Statements of Changes in Equity for the years ended December 31, 2024, 2023 and 2022	F-34
Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022	F-37
Notes to the Consolidated Financial Statements for the years ended December 31, 2024, 2023 and 2022	F-38

Grupo Aeroméxico, S. A. B. de C. V.

and subsidiaries

Condensed Consolidated Interim

Financial Statements (Unaudited)

As of June 30, 2025 and December 31, 2024

and for the six-month and three-month periods ended

June 30, 2025 and 2024

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Condensed consolidated interim statements of financial position

As of June 30, 2025 and December 31, 2024

(In thousands of US dollars)

	Note	2025	2024
Assets
Current assets:
Cash and cash equivalents		$922,453	841,997
Trade and other receivables	10	672,975	591,475
Due from related parties	6	2,834	3,083
Prepayments and deposits		71,334	70,363
Inventories		158,867	139,721

Total current assets		1,828,463	1,646,639

Non-current assets:
Property and equipment, including right-of-use	11	3,476,306	3,206,558
Intangible assets and goodwill	12	1,081,039	1,080,354
Prepayments and deposits	9	142,277	160,471
Investments in equity accounted investees		19,779	16,978
Other non–current assets		11,922	10,841
Deferred tax assets		261,862	261,724

Total non-current assets		4,993,185	4,736,926

Total assets		$6,821,648	6,383,565

The notes on pages 10 to 33 are an integral part of the condensed consolidated interim financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Condensed consolidated interim statements of financial position (continued)

As of June 30, 2025 and December 31, 2024

(In thousands of US dollars)

	Note	2025	2024
Liabilities
Current liabilities:
Loans and borrowings, including leases	13	$479,522	448,297
Trade and other payables	16	1,602,754	1,652,235
Due to related parties	6	946	786
Provisions	15	48,376	117,167
Air traffic liability		698,364	617,196
Frequent flyer program		291,180	287,972
Income taxes payable and employee’s statutory profit sharing		39,032	69,530

Total current liabilities		3,160,174	3,193,183

Non-current liabilities:
Loans and borrowings, including leases	13	3,480,208	3,252,616
Frequent flyer program		313,604	300,395
Provisions	15	306,445	207,093
Employee benefits	14	236,424	209,098
Deferred tax liabilities		129,899	121,094

Total non-current liabilities		4,466,580	4,090,296

Total liabilities		7,626,754	7,283,479

Equity (deficit)
Capital stock	18	3,543,159	3,526,022
Share premium		(2,182,889)	(2,182,889)
Statutory reserve		24,750	24,750
Stock repurchase reserve		29,703	29,703
Equity accounted investees share of OCI		(6,577)	(6,577)
Remeasurement of defined benefit liability		16,145	17,156
Accumulated deficit		(2,231,447)	(2,310,129)

Total equity (deficit) attributable to equity holders of the Company		(807,156)	(901,964)
Non-controlling interest		2,050	2,050

Total equity (deficit)		(805,106)	(899,914)

Total equity (deficit) and liabilities		$6,821,648	6,383,565

The notes on pages 10 to 33 are an integral part of the condensed consolidated interim financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Condensed consolidated interim statements of profit or loss and other comprehensive income

For the six-month and three-month periods ended June 30, 2025 and 2024

(In thousands of US dollars)

		Six-month period		Three-month period
	Note	2025	2024	2025	2024
Revenues:
Passenger	7	$2,258,285	2,466,984	1,186,142	1,276,661
Air cargo		152,275	140,960	81,791	72,316
Other		87,144	86,927	45,859	42,870

Total revenue	8	2,497,704	2,694,871	1,313,792	1,391,847

Operating expenses:
Jet-fuel		560,311	646,012	274,480	322,477
Wages, salaries and benefits		529,430	530,626	277,758	271,799
Maintenance		103,525	117,273	50,495	62,295
Aircraft, communication and traffic services		284,227	282,159	148,324	146,471
Passenger services		70,569	68,405	38,059	35,491
Travel agent commissions		43,545	58,460	22,813	29,211
Selling and administrative		165,385	190,923	85,963	96,824
Aircraft leasing	11	7,991	8,084	3,243	1,942
Depreciation and amortization		352,710	305,979	179,690	149,476
Impairment (reversal)	12	(3,700)	—	(3,700)	—
Other loss (income), net		14,256	9,910	7,923	1,312
Share of (gain) loss on equity accounted investees, net of tax		(2,801)	(971)	(1,541)	(1,053)

Total operating expenses		2,125,448	2,216,860	1,083,507	1,116,245

Total operating income		372,256	478,011	230,285	275,602

Finance income (cost):
Finance income	22	18,322	87,648	9,028	81,400
Finance cost	22	(278,119)	(200,865)	(154,218)	(102,026)

Net finance cost		(259,797)	(113,217)	(145,190)	(20,626)

Income before income tax		112,459	364,794	85,095	254,976
Income tax expense	20	22,492	18,131	17,018	12,551

Income for the period		$89,967	346,663	68,077	242,425

The notes on pages 10 to 33 are an integral part of the condensed consolidated interim financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Condensed consolidated interim statements of profit or loss and other comprehensive income (continued)

For the six-month and three-month periods ended June 30, 2025 and 2024

(In thousands of US dollars, except for earnings per share)

		Six-month period		Three-month period
	Note	2025	2024	2025	2024
Income for the period		$89,967	346,663	68,077	242,425

Other comprehensive income (OCI), net of income taxes

Items that will not be reclassified to profit or loss
Remeasurement of defined benefit liability		(1,314)	1,163	(592)	1,163
Income taxes		303	(349)	87	(349)

Other comprehensive (loss) income for the period, net of income taxes		(1,011)	814	(505)	814

Total comprehensive income for the period		$88,956	347,477	67,572	243,239

Income attributable to:
Owners of the Company		$89,967	346,639	68,077	242,413
Non-controlling interest		—	24	—	12

Income for the period		$89,967	346,663	68,077	242,425

Total comprehensive income attributable to:
Owners of the Company		$88,956	347,453	67,572	243,227
Non-controlling interest		—	24	—	12

Total comprehensive income for the period		$88,956	347,477	67,572	243,239

Earnings per share from continuing operations
Basic earnings per share (US dollars)	19	$0.66	2.60	0.50	1.82

Diluted earnings per share (US dollars)	19	$0.66	2.54	0.50	1.78

The notes on pages 10 to 33 are an integral part of the condensed consolidated interim financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Condensed consolidated interim statements of changes in equity

For the six-month periods ended June 30, 2025 and 2024

(In thousands of US dollars)

	Attributable to equity holders of the Company
	Capital stock	Share premium	Statutory reserve	Stock repurchase reserve	Equity accounted investees share of OCI	Remeasurement of defined benefit liability	Accumulated deficit	Total	Non-controlling interest	Total equity
Balance as of January 1, 2025	$3,526,022	(2,182,889)	24,750	29,703	(6,577)	17,156	(2,310,129)	(901,964)	2,050	(899,914)
Share base plan (Note 17)	—	—	—	—	—	—	5,163	5,163	—	5,163
Capital stock increase (Note 18)	17,137	—	—	—	—	—	(16,448)	689	—	689
Total comprehensive income for the period:
Income for the period	—	—	—	—	—	—	89,967	89,967	—	89,967
Other comprehensive loss	—	—	—	—	—	(1,011)	—	(1,011)	—	(1,011)

Balance as of June 30, 2025	$3,543,159	(2,182,889)	24,750	29,703	(6,577)	16,145	(2,231,447)	(807,156)	2,050	(805,106)

The notes on pages 10 to 33 are an integral part of the condensed consolidated interim financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Condensed consolidated interim statements of changes in equity (continued)

For the six-month periods ended June 30, 2025 and 2024

(In thousands of US dollars)

	Attributable to equity holders of the Company
	Capital stock	Share premium	Statutory reserve	Stock repurchase reserve	Equity accounted investees share of OCI	Remeasurement of defined benefit liability	Accumulated (deficit)	Total	Non-controlling interest	Total equity
Balance as of January 1, 2024	$4,326,906	(2,182,889)	24,750	29,703	(6,577)	13,100	(2,939,921)	(734,928)	2,003	(732,925)
Capital stock increase (Note 18)	16,331	—	—	—	—	—	—	16,331	—	16,331
Total comprehensive income for the period:
Income for the period	—	—	—	—	—	—	346,639	346,639	24	346,663
Other comprehensive income	—	—	—	—	—	814	—	814	—	814

Balance as of June 30, 2024	$4,343,237	(2,182,889)	24,750	29,703	(6,577)	13,914	(2,593,282)	(371,144)	2,027	(369,117)

The notes on pages 10 to 33 are an integral part of the condensed consolidated interim financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Condensed consolidated interim statements of cash flows

For the six-month periods ended June 30, 2025 and 2024

(In thousands of US dollars)

	Note	2025	2024
Cash flows from operating activities
Income for the period		$89,967	346,663
Adjustments for:
Income tax expense		22,492	18,131
Depreciation and amortization		352,710	305,979
Impairment (reversal)		(3,700)	—
Share of (gain) loss on equity accounted investees, net of tax		(2,801)	(971)
(Gain) loss on sale property and equipment	11	(1,079)	1,615
Provisions, net		45,673	80,161
Derivative financial loss		—	334
Employee benefits		11,492	8,772
Inventory adjustments to net realizable value		(11)	27
Allowance for doubtful accounts		(238)	2,178
Interest expense, net		142,689	94,697
Unrealized exchange (gain) loss		(9,933)	9,051
Employee’s statutory profit sharing		3,635	11,686
Equity-settled share-based payment transactions	17	689	16,331

		651,585	894,654
Trade and other receivables		2,214	(46,365)
Due from related parties		249	375
Inventories		(18,135)	(15,149)
Prepayments and deposits		567	(8,278)
Trade and other payables		(201,642)	(30,711)
Due to related parties		160	783
Air traffic liability		81,168	116,330
Frequent flyer program		16,417	(19,306)
Interest received		18,322	33,654

Cash generated from operating activities		550,905	925,987

Income tax paid		(44,136)	(10,270)
Interest paid	13	(158,092)	(127,882)

Net cash from operating activities		348,677	787,835

Cash flows from investing activities
Acquisition of properties and equipment (including major maintenance)	11	(115,988)	(228,198)
Proceeds from sale of properties and equipment		31,800	361
Intangible assets additions	12	(10,415)	(7,990)
Prepayments and deposits for maintenance and acquisition of properties and equipment		(4,019)	(18,515)

Net cash used in investing activities		(98,622)	(254,342)

Cash flows from financing activities
Contingent consideration payment	15	—	(24,059)
Proceeds from loans	13	25,000	—
Repayments of loans	13	(44,629)	(112,130)
Payments of lease liabilities	13	(175,069)	(170,408)

Net cash used in financing activities		(194,698)	(306,597)

Increase in cash and cash equivalents		55,357	226,896
Effect of exchange rate fluctuations on cash held		25,099	(38,581)

Net increase in cash and cash equivalents		80,456	188,315
Cash and cash equivalents:
At beginning of period		841,997	937,698

At end of period		$922,453	1,126,013

The notes on pages 10 to 33 are an integral part of the condensed consolidated interim financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

As of June 30, 2025 and December 31, 2024 and for the six-month and three-month periods ended June 30, 2025 and 2024

(In thousands of US dollars)

(1)	Reporting entity-

Grupo Aeroméxico, S. A. B. de C. V. (the “Company”) is a company incorporated under the laws of Mexico, domiciled in Paseo de la Reforma 243 25th Floor, Colonia Cuauhtémoc, 06500 Mexico City, Mexico. These condensed consolidated interim financial statements (“interim financial statements”) as of June 30, 2025 and December 31, 2024 and for the six-month and three-month periods ended June 30, 2025 and 2024 comprise the Company and its subsidiaries (together referred to as the “Group” or “Grupo Aeroméxico” and individually as “Group’s entities”).

These interim financial statements have been prepared to comply with certain reporting financial information obligations of the Group.

The Group’s principal activity is to provide air transport services for passengers, goods and cargo and loyalty program, inside and outside of Mexico, training and management services, franchise systems commercialization and management of investment in shares.

(2)	Basis of preparation-

a)	Statement of compliance-

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as of December 31, 2024, 2023 and 2022 and for the years in the three-year period ended December 31, 2024 (“last annual consolidated financial statements”). They do not include all of the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements.

On August 11, 2025 the Company’s Chief Executive Officer and Chief Financial Officer, Andrés Conesa Labastida and Ricardo Sánchez Baker, respectively, authorized the issuance of the accompanying interim financial statements and related notes thereto.

b)	Basis of measurement-

These condensed consolidated interim financial statements are presented in US Dollars (“$” “dollars” or “US”), which is the Group’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide, and percentages may not precisely reflect the absolute figures.

c)	Scope of consolidation-

These condensed consolidated interim financial statements include Grupo Aeroméxico, S. A. B. de C. V. and all entities that are controlled directly or indirectly by Grupo Aeroméxico.

Balances and transactions between consolidated related parties have been eliminated.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

(3)	Use of judgements and estimates-

In preparing these condensed consolidated interim financial statements, Management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual consolidated financial statements.

Measurement of fair values-

The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the Chief Financial Officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

Significant valuation issues are reported to the Group Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

–	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
–	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
–	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Further information about the assumptions made in measuring fair values is included in Note 21.

(4)	Changes in material accounting policies-

The Group did not have any changes to its accounting policies from those applied in the consolidated financial statements as of and for the year ended December 31, 2024. The policy for recognizing and measuring income taxes in the interim period is consistent with that applied in the previous period as described in Note 20.

(5)	Group entities-

Significant subsidiaries-

During the six-month period ended June 30, 2025, there were no changes in the number of entities included in the condensed consolidated interim financial statements, which amount to 26, at the end of the period.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

(6)	Related parties-

Ultimate controlling party-

Grupo Aeroméxico is the parent and ultimate controlling party.

Related-party transactions and balances-

Transactions carried out with related parties, for the six-month and three-month periods ended June 30, 2025 and 2024, are as follows:

i.	Operations

	Six-month periods ended June 30		Three-month periods ended June 30
	2025	2024	2025	2024
Revenues:
Leases (2)	$43	64	22	24
Freight handling, net (3)	121	—	—	—
Interline, net (3) (a)	69,004	53,975	27,505	30,033
Premier lounges (3)	673	730	270	385
Other services (1) and (2)	13	15	6	7

Total revenues	$69,854	54,784	27,803	30,449

Expenses:
Purchase of Sky Miles, net (3)	$5,805	1,410	3,003	1,421
Fuel (3)	25,834	36,462	13,407	16,908
Ramp services, net (3)	18,326	17,763	9,142	9,907
Maintenance (3) (b)	619	—	420	—
Personnel services (3)	253	1,302	100	862
Freight handling, net (3)	—	794	82	374
Interest expense, net (2)	—	416	—	210
Other services (1) and (2)	90	105	46	105

Total expenses	$50,927	58,252	26,200	29,787

(1)	Aeromexpress, S. A. de C. V. (“Aeromexpress”)
(2)	AM DL MRO JV, S. A. P. I. de C. V. (“MRO”)
(3)	Delta Air Lines, Inc. (“Delta”)

(a)

Within this figure is included Delta’s interline revenue for $75,074 and $66,726 during the six-month periods ended June 30, 2025 and 2024, respectively ($36,339 and $34,577 for the three-month periods ended June 30, 2025 and 2024, respectively).

(b)

In addition, the Group received maintenance services, which based on the respective accounting policies, were capitalized for $402 and $361 in 2025 and 2024 during the six-month periods ended June 30, 2025 and 2024, respectively ($88 and $140 for the three-month periods ended June 30, 2025 and 2024, respectively).

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

ii.	Outstanding balance

Balances due from and due to related parties as of June 30, 2025 and December 31, 2024 are as follows:

	2025	2024
Due from:
MRO	$27	1
Delta	2,807	3,082

	$2,834	3,083

Due to:
Aeromexpress	$946	786

	$946	786

Balances due from and due to related parties relate to non-interest-bearing payables with no specific maturity and are for its nature, at short-term.

Key management personnel compensation comprised:

	Six-month periods ended June 30		Three-month periods ended June 30
	2025	2024	2025	2024
Short-term employee benefits	$8,212	8,569	4,818	4,770
Variable compensation	22,616	20,941	245	267
Share-based payments	4,348	6,693	1,085	3,329

	$35,176	36,203	6,148	8,366

(7)	Revenue recognition-

Passenger revenue-

Passenger revenue is primarily composed of passenger airfare and ancillary related services which do not represent a separate performance obligation to those associated to the passenger’s flight, such as excess baggage and other passenger charges, breakage from expired tickets, and the decrease in compensation costs paid to passengers and the cost from accumulated points from the Group’s frequent flyer program Aeroméxico Rewards.

Our business and route network are subject to seasonal fluctuations. As such, our results for any interim period are not necessarily indicative for the entire year and we tend to experience higher volumes of air travel, and therefore higher revenues and operating results, during certain periods of the year as compared to others.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

The demand for our services is usually comparatively high in July and August (due to high demand for vacation travel), March and April (corresponding to the Easter holiday) and December (due to the Christmas holiday), while the demand is usually comparatively low in the months of February, September and October. Because a large part of our focus is on business passengers, we believe that our business passenger client component partially offsets the seasonal fluctuations that characterize visiting friends and relatives and leisure travel.

	Six-month periods ended June 30		Three-month periods ended June 30
	2025	2024	2025	2024
Passengers	$1,980,832	2,170,124	1,026,689	1,099,171
Ancillaries	277,453	296,860	159,453	177,490

Total passenger revenues	$2,258,285	2,466,984	1,186,142	1,276,661

(8)	Operating segments-

The Group has one reportable segment, air transportation. This is based on the Group’s internal reporting structure to the Chief Operating Decision Maker which is the CEO of the Group. The main measure of profit and loss for the segment is total operating income.

Geographical revenue segment information for the six-month and three-month periods ended June 30, 2025 and 2024 are as follows:

	Six-month periods ended June 30		Three-month periods ended June 30
	2025	2024	2025	2024
Domestic	$910,850	1,127,715	472,714	590,486
International	1,586,854	1,567,156	841,078	801,361

	$2,497,704	2,694,871	1,313,792	1,391,847

Substantially all assets are located in Mexico.

(9)	Prepayments and deposits-

Current prepayments consist mainly of prepaid advertising, IT software licenses and fuel prepayments.

Non-current prepayments and security deposits as of June 30, 2025 and December 31, 2024 consist of the following:

	2025	2024
Advances for fleet renewal, including engines and interiors’ standardization	$2,292	6,875
Deposits:
For the lease of aircraft and engines	41,209	40,368
With airport groups	46,705	47,130
Maintenance deposits	32,485	46,027
Other	19,586	20,071

	$142,277	160,471

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

(10)	Trade and other receivables, net-

Trade and other receivables as of June 30, 2025 and December 31, 2024 consist as shown in the next page.

	2025	2024
Airlines and travel agencies	$10,605	7,149
Credit cards and customers (1)	261,587	231,517
Recoverable taxes	409,050	358,492
Other	4,738	6,748

	685,980	603,906
Less allowance for doubtful accounts	(13,005)	(12,431)

Total trade and other receivables	$672,975	591,475

(1)	Collection from sales related to certain Mexican credit cards are guaranteeing the Senior Trust Bonds (“CEBURES”) issued by the Group.

(11)	Property and equipment, including right of-use-

(a)	Acquisitions and disposals-

For the six-month periods ended June 30, 2025 and 2024, the Group acquired assets at cost, excluding associated debt, for $115,988 and $228,198, respectively.

For the six-month period ended June 30, 2025, the acquisitions were mainly flight equipment for an amount of $53,447, major maintenance for $56,776 and other assets for $5,765 (in 2024 related to flight equipment for $16,660, major maintenance for $202,810 and other assets for $8,728).

Assets with a carrying amount of $49,198 were disposed during the six-month period ended June 30, 2025, ($5,375 for the six-month period ended June 30, 2024), with a net (gain) loss of the sale of property and equipment of $(1,079) and $1,615, respectively in the same periods, which are registered in other loss (income) line.

(b)	Depreciation and amortization-

The accumulated depreciation of property and equipment as of June 30, 2025 and December 31, 2024 was $2,040,756 and $2,139,798, respectively.

(c)	Leases-

Leases as lessee -

The Group leases flight equipment and properties. The leases typically run for a period of 2 to 12 years, with an option to renew the lease after that date. For certain leases, the Group is restricted from entering into any sub-lease arrangements.

The Group leases flight equipment under a number of leases, which were classified as leases under IAS 17.

The Group leases IT equipment with contract terms of one to three years. These leases are short-term and/or leases of low-value items. The Group has elected not to recognize right-of-use assets and lease liabilities for these leases.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

Information about leases for which the Group is a lessee is presented as follows:

i.	Right-of-use assets-

Right-of-use assets for $2,600,185 and $2,333,858 as of June 30, 2025 and December 31, 2024, respectively, related to leased property and flight equipment that do not meet the definition of investment property are presented as property and equipment.

ii.	Amounts recognized in profit of loss-

Total rental expenses related to short-term leases or low-value assets during the six-month and three-month periods ended June 30, 2025 and 2024, are as follows:

	Six-month periods ended June 30		Three-month periods ended June 30
	2025	2024	2025	2024
Aircraft leasing	$7,991	8,084	3,243	1,942
Real estate	3,944	3,228	2,561	1,539

	$11,935	11,312	5,804	3,481

iii.	Leases conditions-

Main leases are as follows:

As of June 30, 2025, the Group maintained in total 156 aircraft and 39 engines (December 31, 2024: 149 aircraft and 39 engines) with different terms, with the last expiring in 2037.

(d)	Property and equipment under construction-

As of June 30, 2025 and December 31, 2024 the estimated costs to conclude projects and work in progress amount to $23,534 and $26,030, respectively.

(e)	Impairment loss-

As of June 30, 2025 and December 31, 2024, there are no losses from impairment in the value of these assets, evaluated in accordance with IAS 36 Impairment of Assets.

(12)	Intangible assets and goodwill-

	Software	Fiduciary Rights (1) Indefinite Life	Partners’ Contracts and Customer Relationships (2)		Trademark Indefinite Life	Goodwill	Total
			Indefinite Life	Finite Life
Cost
Balance as of January 1, 2025	$90,360	63,280	375,512	47,294	61,895	503,573	1,141,914
Additions	10,415	—	—	—	—	—	10,415
Disposals	(96)	—	—	—	—	—	(96)

Balance as of June 30, 2025	$100,679	63,280	375,512	47,294	61,895	503,573	1,152,233

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

	Software	Fiduciary Rights (1) Indefinite Life	Partners’ Contracts and Customer Relationships (2)		Trademark Indefinite Life	Goodwill	Total
			Indefinite Life	Finite Life
Balance as of January 1, 2024	$86,594	63,280	375,512	47,294	61,895	503,573	1,138,148
Additions	29,078	—	—	—	—	—	29,078
Disposals	(25,312)	—	—	—	—	—	(25,312)

Balance as of December 31, 2024	$90,360	63,280	375,512	47,294	61,895	503,573	1,141,914

Amortization
Balance as of January 1, 2025	$12,220	—	—	32,060	—	—	44,280
Amortization for the period	7,018	—	—	6,412	—	—	13,430
Disposals	(96)	—	—	—	—	—	(96)

Balance as of June 30, 2025	$19,142	—	—	38,472	—	—	57,614

Balance as of January 1, 2024	$29,808	—	—	19,236	—	—	49,044
Amortization for the year	7,724	—	—	12,824	—	—	20,548
Disposals	(25,312)	—	—	—	—	—	(25,312)

Balance as of December 31, 2024	$12,220	—	—	32,060	—	—	44,280

Impairment
Balance as of January 1, 2025	$—	17,280	—	—	—	—	17,280
Impairment (reversal) for the period	—	(3,700)	—	—	—	—	(3,700)

Balance as of June 30, 2025	$—	13,580	—	—	—	—	13,580

Balance as of January 1, 2024	$—	17,280	—	—	—	—	17,280
Impairment for the year	—	—	—	—	—	—	—

Balance as of December 31, 2024	$—	17,280	—	—	—	—	17,280

Carrying amounts
As of June 30, 2025	$81,537	49,700	375,512	8,822	61,895	503,573	1,081,039

As of December 31, 2024	$78,140	46,000	375,512	15,234	61,895	503,573	1,080,354

(1)

Corresponds to the rights received for the former Group’s corporate office building located in Mexico City, contributed to a trust, in a manner that it can be considered in the development of a new property, whereby other trustees will provide the necessary constructions to the development of the project called “Aeroméxico Tower”, in which the Group will own 9,000 square meters of future space.

(2)	Includes contracts with third parties attached to our Aeroméxico Rewards frequent flyer program, including the program member base.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

(13)	Loans and borrowings, including leases-

The features of the loans and borrowings, including leases comprising this caption and guarantees as at June 30, 2025 and December 31, 2024 are described in as follows:

Description	Currency	Nominal interest rate	Year of maturity	2025	2024
Syndicated revolving loan (3)	US	SOFR rate plus 285 basis points	2025	$25,000	$—
Senior Trust Bonds (“CEBURES”) issued in Mexico, securitized by the collection of credit card sales in Mexico	Ps.	TIIE rate plus 168 basis points	2025	28,173	52,558
Senior Secured Notes AEROMX29 (1) (2)	US	Fixed annual rate of 8.25%	2029	500,000	500,000
Senior Secured Notes AEROMX31 (1) (2)	US	Fixed annual rate of 8.625%	2031	610,000	610,000

Current Borrowing Costs				(3,528)	—

Total Loans				1,159,645	1,162,558

Financial leasing of flight and other equipment, supported by the Ex-Im Bank in the United States of America (1)	US	Fixed annual rate of 2.33%	2029	63,319	71,353
Financial leasing of flight and other equipment, supported by the Ex-Im Bank in the United States of America (1)	US	Fixed annual rate of 2.54%	2027	19,454	24,857
Financial leasing of flight and other equipment, supported by the Ex-Im Bank in the United States of America (1)	US	Fixed annual rate 1.37%	2026	7,027	11,214
Finance leases of flight simulator	US	Fixed annual rate of 6.88%	2029	5,534	6,051

Total Financial Leasing				95,334	113,475

Lease Liabilities (IFRS 16)				2,717,087	2,438,437

Total Lease Liabilities				2,812,421	2,551,912

Total Loans and Borrowings, including Leases				3,972,066	3,714,470

Total Borrowing Costs				(12,336)	(13,557)

Total Net Loans and Borrowings, including Leases				3,959,730	3,700,913

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

Description	Currency	Nominal interest rate	Year of maturity	2025	2024
Less current installments of financial debt				(85,119)	(89,046)
Less current installments of leases				(394,403)	(359,251)
Net current installments of Loans and Borrowings, including Leases				(479,522)	(448,297)

Non-current debt				3,492,544	3,266,173

Non-current borrowing costs				(12,336)	(13,557)

Net non-current Loans and Borrowings, including Leases				$3,480,208	$3,252,616

(1)

Some of the contracts establish certain commitments for the Group, including: to comply with affirmative and negative covenants; to provide certain financial information and reports of fleet variances; to comply with conditions and terms agreed upon with third parties, mainly as concerns to payment of documented commitments; as well as restrictions for the Group for selling or transferring all or a significant portion of assets.

As of June 30, 2025, the Group is in compliance with its covenants.

(2)

Senior Secured Notes (guaranteed by Aerovías de México, S. A. de C. V. (“Aeroméxico”), Aerolitoral, S. A. de C. V. (“Aerolitoral”), PLM Premier, S. A. P. I. de C. V. (“PLM”) and Aerovías Empresa de Cargo, S.A. de C.V.) of $500 million due 2029 with a coupon of 8.250% and $610 million due 2031 with a coupon of 8.625% (together the “Notes”). The Notes were offered in the United States only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act.

(3)

In August 2024 Aeroméxico signed a $200 million syndicated revolving loan agreement and guaranteed by Grupo Aeroméxico and Aerolitoral, with SOFR rate plus 285 basis points and a three-year timeframe. As of June 30, 2025 the Group has utilized $25 million of this credit facility.

Likewise, there are obligations in some contracts to notify of changes of shareholders and any adverse modification of the financial situation. Furthermore, some contracts foresee the possibility of an early termination and describe circumstances to obtain temporary waivers.

All the loans had installments throughout the year. As of June 30, 2025, future maturities of loans and borrowings, net of borrowing costs are as follows:

Year	Loans	Financial leasing	Leases	Total
Current:
June 30, 2026	$49,644	35,475	394,403	479,522

Non-current:
June 30, 2027	—	26,341	376,394	402,735
June 30, 2028	—	18,373	373,359	391,732
June 30, 2029	488,832	14,443	334,703	837,978
June 30, 2030	—	703	286,013	286,716
June 30, 2031 and thereafter	608,832	—	952,215	1,561,047

Total non-current	1,097,664	59,860	2,322,684	3,480,208

Total loans and borrowings	$1,147,308	95,335	2,717,087	3,959,730

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

Reconciliation of movements of liabilities to cash flows arising from financing activities-

	Loans and borrowings	Lease liabilities	Total
Balance as of January 1, 2025	$1,262,476	2,438,437	3,700,913
Proceeds for loans and borrowings	25,000	—	25,000
Repayments of borrowings	(44,629)	(175,069)	(219,698)

Total changes from financing cash flows	(19,629)	(175,069)	(194,698)
Effects of movements in foreign exchange rates	2,255	—	2,255
Other changes-
New leases	—	453,719	453,719
Interest expense	50,959	108,361	159,320
Other finance costs accrued	1,691	—	1,691
Interest and other finance costs paid	(52,405)	(105,687)	(158,092)
Other interest reversed, net	(2,704)	(2,674)	(5,378)

Balance as of June 30, 2025	$1,242,643	2,717,087	3,959,730

(14) Employee benefits-

The Group has defined pension and retirement plans covering some of its employees. The benefits of such plans are calculated based on salary levels, years of service, mortality and expected future salary increase. The Group periodically makes contributions to trust funds based on actuarial calculations to finance part of the cost of these plans. The trust funds are mainly invested in fixed-income securities. Actuarial calculations for these plans result in accumulated benefit obligations in excess of the plan assets.

Seniority premiums are provided to all employees under the Mexican Labor Law. The Law provides that seniority premiums are payable, based on salary and years of service, to employees who resign or are terminated after at least fifteen years of service. Under the Law, benefits are also payable to employees who are dismissed.

The Group’s defined benefit costs amounted $17,727 and $16,585 during the six-month periods ended June 30, 2025 and 2024, respectively ($9,674 and $8,210 for the three-month periods ended June 30, 2025 and 2024, respectively).

(15) Provisions-

	Leased aircraft returns	Litigations	Contingent consideration(1)	Total
Balance as of January 1, 2025	$310,085	14,175	—	324,260
Additions	41,748	993	—	42,741
Utilization	(7,618)	(4,562)	—	(12,180)

	344,215	10,606	—	354,821
Less non-current portion	(306,445)	—	—	(306,445)

Current balance as of June 30, 2025	$37,770	10,606	—	48,376

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

	Leased aircraft returns	Litigations	Contingent consideration(1)	Total
Balance as of January 1, 2024	$270,989	9,751	24,000	304,740
Additions	95,092	6,149	59	101,300
Utilization	(55,996)	(1,725)	(24,059)	(81,780)

	310,085	14,175	—	324,260
Less non-current portion	(207,093)	—	—	(207,093)

Current balance as of December 31, 2024	$102,992	14,175	—	117,167

(1)	Corresponds to an earnout performance provision regarding PLM acquisition.

(16)	Trade and other payables-

Group trade and other payables as of June 30, 2025 and December 31, 2024 are as follows:

	2025	2024
Suppliers	$1,284,308	1,355,243
Other taxes	272,674	274,901
Salaries and benefits payable	45,772	22,091

Total trade and other payables	$1,602,754	1,652,235

(17)	Share-based payment arrangements-

A. Description of share-based payment arrangements

As of June 30, 2025 the Group had the following share-based payment arrangements:

i. Restricted shares programs-

On December 22, 2022, the Group granted restricted shares to certain key management personnel and senior employees subject to certain service and non-market performance conditions with vesting periods from 6 months to 3 years.

On February 28, 2023, the Group established a new plan to grant restricted shares to certain key management personnel and senior employees subject to certain service and non-market performance conditions with vesting up to 4 years.

On August 27, 2024, the Group established a new plan to grant restricted shares to certain key management personnel and senior employees subject to certain service and non-market performance conditions with vesting up to 3 years.

On April 1, 2025, the Group established a new plan to grant restricted shares to certain key management personnel and senior employees subject to certain service and non-market performance conditions with vesting up to 3 years.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

The key terms and conditions related to the grants under these programs as of June 30, 2025 are as follows; all awards are to be settled by the physical delivery of shares.

Grant date / employees entitled	Number of shares	Vesting conditions
Shares granted to key management personnel and senior employees-
December 22, 2022	909,090	6 months to 3 years’ service from grant date.
December 22, 2022	2,721,790	2-3 years’ service from grant date, subject to the achievement of certain non-market performance goals.
February 28, 2023	354,850	6 months to 4 years’ service from grant date.
August 27, 2024	200,110	6 months to 3 years’ service from grant date.
April 1, 2025	126,040	1-3 years’ service from grant date.
	(4,031,635)	Accumulated number of exercised or forfeited shares.
Total restricted shares	280,245

B. Measurement of fair values –

The fair value of the above-mentioned restricted shares at grant date amounts in the range of Ps.184.78 to Ps.404.51 pesos per share. The shares have been deposited and are part of a Mexican Trust.

C. Reconciliation of outstanding restricted shares –

The number of outstanding restricted shares under the program were as follows:

	2025
	Number of shares	Ps. fair value per share at grant date
Outstanding at January 1	1,920,306	198.24
Granted during the period	126,040	404.51
Exercised during the period	(1,756,790)	191.34
Forfeited during the period	(9,311)	184.78

Outstanding at June 30	280,245	334.67

The value of the total shares delivered during the six-month period ended on June 30, 2025 amounted to $16,448 (2024: $16,331).

	2024
	Number of shares	Ps. fair value per share at grant date
Outstanding at January 1	3,490,208	184.78
Granted during the period	200,110	341.75
Exercised during the period	(1,745,566)	187.97
Forfeited during the period	(24,446)	184.78

Outstanding at December 31	1,920,306	198.24

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

In addition to the stocks exercised in this programs, during the six-month period ended on June 30, 2025, the Group granted 33,875 shares to certain Board members (for the year ended on December 31, 2024: 38,856 shares).

(18)	Stockholders’ equity-

Structure of capital stock-

For the six-month period ended on June 30, 2024, 1,710,074 shares were assigned to certain key management personnel equivalent to $16,331.

For the six-month period ended on June 30, 2025, 1,790,665 shares were assigned to certain key management personnel (including 33,875 to certain Board members) equivalent to $17,137.

As of June 30, 2025 and December 31, 2024 the capital stock of the Company is represented by 136,423,959 ordinary shares, nominative, with no par value, out of which 5,000 shares represented the fixed portion and 136,418,959 shares represented the variable portion.

(19)	Earnings per share-

The calculation of the basic earnings per share at June 30, 2025 was based on the income for the six-month period of $89,967 (June 30, 2024: $346,663), and for the three-month period ended June 30, 2025 of $68,077 (June 30, 2024: $242,425) and a weighted average number of ordinary shares outstanding of 136,423,959 (June 30, 2024: 136,423,959). The Company has 993,729 dilutive potential shares of June 30, 2025 (June 30, 2024: 2,858,742).

(20)	Income tax expense-

Income tax expense is recognized at an amount determined by multiplying the profit before tax for the interim reporting period by Management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the condensed consolidated interim financial statements may differ from Management’s estimate of the effective tax rate for the annual financial statements.

The Group’s estimated consolidated effective tax rate in respect of continuing operations for the six-month period ended June 30, 2025 was 20% (2024: 5%), and for the three-month period ended June 30, 2025 was 20% (2024: 5%).

(21)	Financial instruments, fair value and risk management-

A. Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

Loans and borrowings not carried out at fair value -

June 30, 2025	Loans in US (SOFR - Spread)	Loans in Ps. (TIIE - Spread)	Loans in US (Fixed rate)	Financial leasing of flight equipment in USD
Loans and borrowings
Book value	21,472	28,173	1,097,664	95,334

Fair value
Level 1	—	—	—	—
Level 2	21,614	27,472	912,222	90,381
Level 3	—	—	—	—

Total	21,614	27,472	912,222	90,381

December 31, 2024
Loans and borrowings
Book value	—	52,558	1,096,443	113,475

Fair value
Level 1	—	—	—	—
Level 2	—	52,996	1,389,163	111,465
Level 3	—	—	—	—

Total	—	52,996	1,389,163	111,465

B. Measurement of fair values

I. Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 2 and Level 3 fair values for financial instruments measured at fair value in the statement of financial position, as well as the significant unobservable inputs used.

Financial instruments measured at fair value:

Type	Valuation technique
Corporate debt securities	Market comparison / discounted cash flow: The fair value is estimated considering present value calculated using discount rates derived from quoted yields of securities with similar maturity and credit rating that are traded in active markets.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

Financial instruments not measured at fair value:

Interest rate swaps	Swap models: The fair value is calculated as the present value of the estimated future cash flows. Estimates of future floating-rate cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. Estimated cash flows are discounted using a yield curve constructed from similar sources and which reflects the relevant benchmark interbank rate used by market participants for this purpose when pricing interest rate swaps as well as the collateral granted or receivable. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Group and of the counterparty; this is calculated based on credit spreads derived from current credit default swap or bond prices.

Other financial liabilities*	Discounted cash flows: The valuation model considers the present value of expected payments, discounted using a risk-adjusted discount rate.

*

Other financial liabilities include secured and unsecured bank loans, unsecured bond issues, convertible notes - liability component, redeemable preference share, loans from associates and finance lease liabilities.

II.	Transfers between Levels 1 and 2

There have been no transfers from Level 2 to Level 1 (nor Level 1 to 2).

III.	Level 3 fair values

There were no financial instruments presented within Level 3.

(22)	Finance income and finance costs-

The Group’s finance income and finance costs for the six-month and three-month periods ended June 30, 2025 and 2024 are presented as follows:

	Six-month periods ended June 30		Three-month periods ended June 30
	2025	2024	2025	2024
Interest income on bank deposits and other investments	$18,322	33,654	9,028	17,813
Net foreign exchange gain	—	53,994	—	63,587

Finance income	18,322	87,648	9,028	81,400

Interest expense on financial liabilities	50,959	39,078	25,453	18,837
Letters of credit commissions	419	82	362	62
Credit card commissions (a)	54,500	56,348	27,608	29,819
Lease interest	108,361	88,314	55,377	44,814
Interest on employee obligation	10,546	10,077	5,348	4,993
Interest on leased aircraft return provision (b)	12,543	—	7,330	—
Derivative financial loss	—	334	—	97
Net foreign exchange loss	35,089	—	29,933	—

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

	Six-month periods ended June 30		Three-month periods ended June 30
	2025	2024	2025	2024
Bank fees	1,798	2,660	894	1,451
Interest paid to related parties	—	412	—	206
Other financial costs	3,904	3,560	1,913	1,747

Finance costs	278,119	200,865	154,218	102,026

Net finance cost recognized in profit and loss	$(259,797)	(113,217)	(145,190)	(20,626)

(a)

Represents the finance cost to collect immediately all sales transactions held through credit cards. All other credit cards commissions associated with incentive sales promotions are considered part of selling expenses.

(b)	Since July 1, 2024, the Group recognizes as part of its finance costs, the corresponding interest computed for the leased aircraft return provision.

(23)	Contingencies and commitments-

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

As of June 30, 2025 the Group has the following significant contingencies:

Contingencies:

a)

There are labor lawsuits in process for approximately $16.2 million. This amount represents the plaintiffs’ expectation, without considering backdated salaries that might be accrued in the event that the court sentences do not favor the Group. The Group has reserved an amount of $8.8 million, which is considered sufficient to cover possible outflows.

b)

In connection with the legal challenge filed by Aeroméxico in opposition to the Ps.86.2 million fine imposed by the Mexican Economic Federal Antitrust Commission (Comisión Federal de Competencia Económica or “COFECE”) in 2019 for alleged monopolistic practices in the airline sector supposedly carried out between 2008 and 2010, on February 12, 2025, the Mexican Supreme Court (“SCJN”) issued a final resolution favorable to COFECE that revoked the March 2022 lower court’s decision that nullified the fine. On June 6, 2025, the full text of the SCJN decision was published. On June 11, 2025, Aeroméxico filed a motion for clarification of the judgement (solicitud de aclaración de sentencia) with the SCJN stating that several grounds for annulment identified in the original challenge were not analyzed and requesting the case to be remanded to the lower court for the corresponding analysis of the unresolved grounds for annulment. On June 13, 2025, Aeroméxico paid on an ad cautelam basis the Ps.86.2 million fine. On July 4, 2025, the SCJN agreed to hear the motion. As of the date of these financial statements, the SCJN has not decided whether to remand the case to the lower court for the corresponding analysis of the unresolved grounds for annulment.

c)

On January 26, 2024, the US Department of Transportation (“DOT”) issued a tentative Order to Show Cause (the “Initial Order”) to Delta and Aeroméxico, proposing to tentatively terminate the antitrust immunity (“ATI”) granted to their Joint Cooperation Agreement (“JCA”) effective October 26, 2024. Rather than evaluating potential consumer and competitive benefits of renewing the ATI and balancing

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(In thousands of US dollars)

them against potential harms, the Initial Order alleged that actions taken by the Mexican Government — specifically, the relocation of all-cargo operations to the Aeropuerto Internacional Felipe Ángeles (“AIFA”) and capacity reductions at the Aeropuerto Internacional de la Ciudad de México (“AICM”) — constituted breaches of the USA –Mexico Air Transport Agreement and precluded the DOT from granting ATI to the JCA. Delta and Aeroméxico filed joint objections to the Initial Order on February 23, 2024.

The Initial Order would have become final upon issuance of a corresponding final order by the DOT. However, as of October 26, 2024, no final order had been issued, and the tentative order did not become effective (see Note 24 a)).

d)

Additionally, the Group has lawsuits and claims (filed by the Group and against it) arising during the normal course of its operations. The Group with the support of its legal advisors considers that the final result of these matters will not have a significant adverse effect on its financial position and results.

Commitments:

As of June 30, 2025, there are no significant commitments in addition to those referred-to in the latest annual financial statements.

(24)	Subsequent events-

As of August 11, 2025, date of issuance of these condensed consolidated interim financial statements, the most significant subsequent events are as follows:

a)

In connection with the DOT contingency described in Note 23 c), on July 26, 2025, the DOT issued a new Supplemental Order to Show Cause (the “Supplemental Order”), once again proposing to terminate the ATI granted to the JCA, this time effective October 25, 2025. The Supplemental Order reiterates the DOT’s concerns regarding the Mexican Government’s actions related to the relocation of all-cargo operations and slot management at AICM, asserting that these measures are inconsistent with the obligations under the bilateral Air Transport Agreement and preclude the existence of a fully liberalized Open Skies environment necessary for ATI. Delta and Aeroméxico are currently analyzing the Supplemental Order and intend to timely submit a joint response within the period established by the DOT.

As of the date of these financial statements, the Supplemental Order remains tentative and has not been finalized. Any termination of the ATI would require the DOT to issue a final order to that effect.

b)	The Group has signed service agreements within the normal course of its operation.

Grupo Aeroméxico, S. A. B. de C. V.

and subsidiaries

Consolidated financial statements

December 31, 2024, 2023 and 2022

(With the Independent Auditors’ Report)

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Grupo Aeroméxico, S. A. B. de C. V.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries (the Company) as of December 31, 2024, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, 2023 and 2022 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the incremental borrowing rates used to measure certain lease assets and liabilities.

As discussed in Notes 15 and 21 to the consolidated financial statements, as of December 31, 2024, the Group has reported additions of right-of-use of flight equipment of $596,431 thousand and related lease liabilities of $568,117 thousand. As discussed in Note 3 (f), the right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rates as the discount rate. The Group determines its incremental borrowing rates by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of asset leased.

We identified the evaluation of the incremental borrowing rates used to estimate the right of use assets and lease liabilities related to flight equipment as a critical audit matter. Significant auditor judgment was needed given the subjectivity involved in assessing the significant assumptions, specifically the reference rates, credit ratings, country risk and specific adjustments related to the nature of the leased assets, and the sensitivity of the present value of the lease payments to possible changes in the incremental borrowing rates. In addition, specialized skills and knowledge were required to assist in the evaluation of the incremental borrowing rates.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the determination of the incremental borrowing rates and related significant assumptions. We involved valuation professionals with specialized skills and knowledge, who assisted in (i) the evaluation of the incremental borrowing rates, including evaluating the significant assumptions identified above using publicly available data, and (ii) developing independent incremental borrowing rates and comparing them to the Group´s rates.

KPMG Cárdenas Dosal, S. C

We have served as the Company’s auditor since 2007.

Mexico City, Mexico

March 28, 2025

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Consolidated statements of financial position

As of December 31, 2024, 2023 and 2022

(In thousands of US dollars)

	Note	2024	2023	2022
Assets
Current assets:
Cash and cash equivalents	10	$841,997	937,698	842,182
Derivative financial instruments	11	—	334	1,893
Trade and other receivables	14	591,475	618,212	391,272
Due from related parties	7	3,083	1,146	540
Prepayments and deposits	12	70,363	48,721	44,568
Inventories	13	139,721	108,458	96,967

Total current assets		1,646,639	1,714,569	1,377,422

Non-current assets:
Property and equipment, including right-of-use	15	3,206,558	2,787,595	2,643,406
Intangible assets and goodwill	17	1,080,354	1,071,824	1,063,812
Prepayments and deposits	12	160,471	148,929	138,009
Investments in equity accounted investees	18	16,978	27,120	30,181
Other non–current assets		10,841	6,705	2,272
Deferred tax assets	20	261,724	335,020	291,064

Total non-current assets		4,736,926	4,377,193	4,168,744

Total assets		$6,383,565	6,091,762	5,546,166

The notes on pages 12 to 98 are an integral part of the consolidated financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Consolidated statements of financial position (continued)

As of December 31, 2024, 2023 and 2022

(In thousands of US dollars)

	Note	2024	2023	2022
Liabilities
Current liabilities:
Loans and borrowings, including leases	21	$448,297	523,159	513,976
Trade and other payables	25	1,652,235	1,533,586	1,032,236
Due to related parties	7	786	14,420	445
Provisions	24	117,167	85,850	32,281
Air traffic liability	8	617,196	836,433	784,248
Frequent flyer program	8	287,972	247,226	234,568
Income taxes payable and employee’s statutory profit sharing		69,530	28,751	5,224

Total current liabilities		3,193,183	3,269,425	2,602,978

Non-current liabilities:
Loans and borrowings, including leases	21	3,252,616	2,711,147	2,936,961
Frequent flyer program	8	300,395	268,247	211,443
Provisions	24	207,093	218,890	234,522
Employee benefits	22	209,098	235,841	185,400
Deferred tax liabilities	20	121,094	121,137	105,694

Total non-current liabilities		4,090,296	3,555,262	3,674,020

Total liabilities		7,283,479	6,824,687	6,276,998

Equity (deficit)
Capital stock	26	3,526,022	4,326,906	4,598,016
Share premium		(2,182,889)	(2,182,889)	(2,182,889)
Statutory reserve		24,750	24,750	24,750
Stock repurchase reserve		29,703	29,703	29,703
Equity accounted investees share of OCI		(6,577)	(6,577)	(6,577)
Remeasurement of defined benefit liability		17,156	13,100	16,351
Accumulated deficit		(2,310,129)	(2,939,921)	(3,212,155)

Total equity (deficit) attributable to equity holders of the Company		(901,964)	(734,928)	(732,801)

Non-controlling interest		2,050	2,003	1,969

Total equity (deficit)		(899,914)	(732,925)	(730,832)

Total equity (deficit) and liabilities		$6,383,565	6,091,762	5,546,166

The notes on pages 12 to 98 are an integral part of the consolidated financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Consolidated statements of profit or loss and other comprehensive income

For the years ended December 31, 2024, 2023 and 2022

(In thousands of US dollars)

	Note	2024	2023	2022
Revenues:
Passenger	8	$5,150,889	4,504,157	3,402,409
Air cargo		296,102	269,948	291,340
Other		172,863	141,992	118,250

Total revenue	9	5,619,854	4,916,097	3,811,999

Operating expenses:
Jet-fuel		1,236,639	1,310,242	1,414,763
Wages, salaries and benefits	30	1,084,146	896,128	638,313
Maintenance		258,155	232,246	202,688
Aircraft, communication and traffic services		590,967	532,068	445,819
Passenger services		140,834	113,576	85,645
Travel agent commissions		122,147	111,954	73,086
Selling and administrative		406,344	357,551	287,365
Aircraft leasing	16	16,236	23,779	143,482
Depreciation and amortization		655,057	579,780	453,543
Impairment (reversal)		—	3,427	(1,180)
Restructuring (income) expenses, net	32	—	—	(114,088)
Other loss (income), net	29	48,498	36,467	1,382
Share of (gain) loss on equity accounted investees, net of tax	18	(5,858)	3,061	(329,648)

Total operating expenses		4,553,165	4,200,279	3,301,170

Total operating income		1,066,689	715,818	510,829

Finance income (cost)
Finance income	31	77,901	70,833	15,334
Finance cost	31	(447,373)	(498,972)	(465,911)

Net finance cost		(369,472)	(428,139)	(450,577)

Income before income tax		697,217	287,679	60,252
Income tax expense	19	79,731	14,311	124,477

Income (loss) for the year		$617,486	273,368	(64,225)

The notes on pages 12 to 98 are an integral part of the consolidated financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Consolidated statements of profit or loss and other comprehensive income (continued)

For the years ended December 31, 2024, 2023 and 2022

(In thousands of US dollars, except for earning per share)

	Note	2024	2023	2022
Income (loss) for the year		$617,486	273,368	(64,225)

Other comprehensive income (OCI), net of income taxes (Notes 20(b) and 22)
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit liability	22	5,755	(4,858)	20,885
Income taxes		(1,699)	1,607	(6,253)
Items that are or may be reclassified to profit or loss
Equity accounted investees share of OCI	18	—	—	385
Employee benefits remeasurement due to personnel transfers		(95)	(1,100)	(299)

Other comprehensive income (loss) for the year, net of income taxes		3,961	(4,351)	14,718

Total comprehensive income (loss) for the year		$621,447	269,017	(49,507)

Income (loss) attributable to:
Owners of the Company		$617,439	273,334	(64,248)
Non-controlling interest		47	34	23

Income (loss) for the year		$617,486	273,368	(64,225)

Total comprehensive income (loss) attributable to:
Owners of the Company		$621,400	268,983	(49,530)
Non-controlling interest		47	34	23

Total comprehensive income (loss) for the year		$621,447	269,017	(49,507)

Earnings per share from continuing operations
Basic income (loss) per share (US dollars)	27	$4.62	2.07	(0.47)

Diluted income (loss) per share (US dollars)	27	$4.53	2.00	(0.47)

The notes on pages 12 to 98 are an integral part of the consolidated financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2024, 2023 and 2022

(In thousands of US dollars)

	Attributable to equity holders of the Company
	Capital stock	Share premium	Statutory reserve	Stock repurchase reserve	Equity accounted investees share of OCI	Remeasurement of defined benefit liability	Accumulated deficit	Total	Non-controlling interest	Total equity (deficit)
Balance as of January 1, 2024	$4,326,906	(2,182,889)	24,750	29,703	(6,577)	13,100	(2,939,921)	(734,928)	2,003	(732,925)
Share base plan (Note 23)	—	—	—	—	—	—	12,448	12,448	—	12,448
Capital stock increase (Note 26(a))	17,660	—	—	—	—	—	—	17,660	—	17,660
Capital stock decrease (Note 26(a))	(818,544)	—	—	—	—	—	—	(818,544)	—	(818,544)
Total comprehensive income for the year:
Income for the year	—	—	—	—	—	—	617,439	617,439	47	617,486
Other comprehensive income	—	—	—	—	—	4,056	(95)	3,961	—	3,961

Balance as of December 31, 2024	$3,526,022	(2,182,889)	24,750	29,703	(6,577)	17,156	(2,310,129)	(901,964)	2,050	(899,914)

The notes on pages 12 to 98 are an integral part of the consolidated financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Consolidated statements of changes in equity (continued)

For the years ended December 31, 2024, 2023 and 2022

(In thousands of US dollars)

	Attributable to equity holders of the Company
	Capital stock	Share premium	Statutory reserve	Stock repurchase reserve	Equity accounted investees share of OCI	Remeasurement of defined benefit liability	Accumulated deficit	Total	Non-controlling interest	Total equity (deficit)
Balance as of January 1, 2023	$4,598,016	(2,182,889)	24,750	29,703	(6,577)	16,351	(3,212,155)	(732,801)	1,969	(730,832)
Capital stock increase (Note 26(a))	4,057	—	—	—	—	—	—	4,057	—	4,057
Capital stock decrease (Note 26(a))	(275,167)	—	—	—	—	—	—	(275,167)	—	(275,167)
Total comprehensive income for the year:
Income for the year	—	—	—	—	—	—	273,334	273,334	34	273,368
Other comprehensive loss	—	—	—	—	—	(3,251)	(1,100)	(4,351)	—	(4,351)

Balance as of December 31, 2023	$4,326,906	(2,182,889)	24,750	29,703	(6,577)	13,100	(2,939,921)	(734,928)	2,003	(732,925)

The notes on pages 12 to 98 are an integral part of the consolidated financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Consolidated statements of changes in equity (continued)

For the years ended December 31, 2024, 2023 and 2022

(In thousands of US dollars)

	Attributable to equity holders of the Company
	Capital stock	Share premium	Statutory reserve	Stock repurchase reserve	Equity accounted investees share of OCI	Remeasurement of defined benefit liability	Accumulated deficit	Total	Non-controlling interest	Total equity (deficit)
Balance as of January 1, 2022	$373,578	77,540	24,750	29,703	(6,962)	1,719	(3,147,608)	(2,647,280)	1,946	(2,645,334)
Capital stock increase - Cash (Note 2(b))	720,000	—	—	—	—	—	—	720,000	—	720,000
DIP Financing commitment premium conversion to capital stock (Note 2(b))	744,393	(72,917)	—	—	—	—	—	671,476	—	671,476
Equity commitment premium (Note 2(b))	108,000	(108,000)	—	—	—	—	—	—	—	—
General unsecured claims conversion to capital stock (Note 2(b))	2,694,450	(2,079,512)	—	—	—	—	—	614,938	—	614,938
Capital stock decrease (Note 26(a))	(42,405)	—	—	—	—	—	—	(42,405)	—	(42,405)
Total comprehensive loss for the year:
Loss for the year	—	—	—	—	—	—	(64,248)	(64,248)	23	(64,225)
Other comprehensive income	—	—	—	—	385	14,632	(299)	14,718	—	14,718

Balance as of December 31, 2022	$4,598,016	(2,182,889)	24,750	29,703	(6,577)	16,351	(3,212,155)	(732,801)	1,969	(730,832)

The notes on pages 12 to 98 are an integral part of the consolidated financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2024, 2023 and 2022

(In thousands of US dollars)

	Note	2024	2023	2022
Cash flows from operating activities
Income for the year		$617,486	273,368	(64,225)
Adjustments for:
Income tax expense		79,731	14,311	124,477
Depreciation and amortization	15 and 17	655,057	579,780	453,543
Impairment (reversal)		—	3,427	(1,180)
Equity-settled share-based payment transactions		17,660	—	—
Lease liability reversal		—	—	(11,567)
Share of loss (gain) on equity accounted investees, net of tax		(5,858)	3,061	(329,648)
Loss (gain) on sale property and equipment		4,108	5,067	(5,140)
Other restructuring expenses provisions, net		—	—	(102,521)
Provisions, net		192,546	127,888	140,276
Derivative financial loss		334	1,758	790
Employee benefits		20,102	17,167	8,307
Inventory adjustments to net realizable value		28	18	204
Allowance for doubtful accounts		9,774	4,180	4,162
Interest expense, net		241,416	214,379	269,852
Unrealized exchange loss (gain)		3,708	(12,528)	22,595
Employees’ statutory profit sharing		41,897	16,425	(369)

		1,877,989	1,248,301	509,556
Trade and other receivables		(42,395)	(106,394)	(167,363)
Due from related parties		(1,937)	(933)	(46)
Inventories		(33,422)	(9,931)	(19,520)
Prepayments and deposits		(30,804)	2,147	32,788
Trade and other payables		5,132	312,968	38,376
Due to related parties		366	302	(3,142)
General unsecured claims liability		—	—	(464,004)
Air traffic liability		(219,237)	57,636	102,683
Frequent flyer program		72,894	69,464	24,592
Interest received		55,465	64,180	15,334

Cash generated from operating activities		1,684,051	1,637,740	69,254
Income tax paid		(36,838)	(16,281)	(33,197)
Interest paid	21	(279,700)	(276,342)	(266,365)

Net cash from (used in) operating activities		1,367,513	1,345,117	(230,308)

Cash flows from investing activities
Acquisition of properties and equipment (including major maintenance)	15	(422,837)	(333,208)	(199,867)
Proceeds from sale of properties and equipment	15	2,796	159	3,133
Dividends from equity accounted investees		6,853	—	2,455
Capital stock reimbursement from equity accounted investees		9,147	—	—
Acquisition of subsidiaries net of cash received	6	—	—	(262,949)
Due to related parties		(14,000)	14,000	—
Intangible assets additions	17	(29,078)	(33,237)	(13,700)
Prepayments and deposits for maintenance and acquisition of properties and equipment	12	(41,886)	(53,921)	(50,726)

Net cash used in investing activities		(489,005)	(406,207)	(521,654)

Cash flows from financing activities
Contingent consideration payment	24	(24,059)	—	—
Proceeds from capital stock issuance	2(b) and 26(a)	—	4,057	720,000
Cash paid for capital stock	26 (a)	(818,544)	(275,167)	(42,405)
Proceeds from loans		1,110,000	—	762,500
Repayments of loans	21	(840,914)	(335,865)	(731,725)
Payments of lease liabilities	21	(346,539)	(302,859)	(112,700)

Net cash (used in) from financing activities		(920,056)	(909,834)	595,670

(Decrease) increase in cash and cash equivalents		(41,548)	29,076	(156,292)
Effect of exchange rate fluctuations on cash held		(54,153)	66,440	19,396

Net (decrease) increase in cash and cash equivalents		(95,701)	95,516	(136,896)
Cash and cash equivalents:
At beginning of year		937,698	842,182	979,078

At end of year		$841,997	937,698	842,182

The notes on pages 12 to 98 are an integral part of the consolidated financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

(1)	Description of business -

Grupo Aeroméxico, S. A. B. de C. V. (the “Company”) is a company incorporated under the laws of Mexico. The address of the Company is Paseo de la Reforma 243 25th Floor, Colonia Cuauhtémoc, 06500 Mexico City, Mexico. The consolidated financial statements of the Company as of and for the years ended December 31, 2024, 2023 and 2022, comprise the Company and its subsidiaries (together referred to as the “Group” or “Grupo Aeroméxico” and individually as “Group entities”).

The Company was listed on the Mexican Stock Exchange until December 28, 2022 (see Note 26). The principal activity of the Group is to provide air transport services for passengers, goods and cargo and loyalty program, inside and outside of Mexico, training and management services, franchise systems commercialization and management of investment in shares.

(2)	Basis of preparation-

(a)	Statement of compliance-

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The designation IFRS includes all standards issued by the IASB and related interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

On March 28, 2025, the Company’s Chief Executive Officer and Chief Financial Officer, Andrés Conesa Labastida and Ricardo Sánchez Baker, respectively, authorized the issuance of the accompanying consolidated financial statements and related notes thereto.

In accordance with the General Corporations Law and the Group’s bylaws, the stockholders are empowered to modify the consolidated financial statements after issuance. The accompanying consolidated financial statements will be submitted to the next Stockholders’ Meeting for approval.

(b)	Financial restructuring and Chapter 11 emergence-

On June 30, 2020, the Company announced that it initiated, together with its affiliates, Aerovías de México, S. A. de C.V., Aerolitoral, S. A. de C. V. and Aerovías Empresa de Cargo, S. A. de C. V. (together referred as “Debtors”), voluntary Chapter 11 proceedings (“Chapter 11”) before the United States of America Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) to implement a financial restructuring, while continuing to serve customers.

Plan of Reorganization -

On March 17, 2022, (the “Effective Date”), Grupo Aeroméxico emerged from Chapter 11 and the Plan of Reorganization (“PoR”) of the Group became effective.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

As a result of the PoR, and based on the Stockholders Meeting held on January 14, 2022, the Company increased its capital stock as described as follows:

	Capital stock	Share premium
Cash	$720,000	—
DIP Financing commitment premium conversion to capital stock (1)	744,393	(72,917)
Equity commitment premium (2)	108,000	(108,000)
General unsecured claims conversion to capital stock (3)	2,694,450	(2,079,512)

Total capital stock increase in 2022	$4,266,843	(2,260,429)

(1)	Corresponds to the equity conversion of allowed Tranche 2 DIP (“debtor-in-possession”) Financing conversion to new stock.
(2)	Corresponds to a premium payable in new stock in connection with the subscription and purchase of cash-paid of new stock.
(3)	Corresponds to the equity conversion of different unsecured claims liability settlement.

Additionally, key stakeholders funded new exit debt of $762.5 million in the form of new US dollar denominated Notes (“Exit Financing”). On June 17, 2022, Grupo Aeroméxico concluded the listing on the market of the Republic of Singapore of these Notes issued on March 17, 2022, at an interest rate of 8.50% (see Note 21).

(c)	Basis of measurement-

These consolidated financial statements are presented in US Dollar (“$”, “dollar” or “US”), which is the Group’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(d)	Use of estimates and judgments-

In preparing these consolidated financial statements, Management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

We base our judgments, estimates, and assumptions on historical and forecast information, as well as regional and industry economic conditions in which we or our customers operate, changes to which could adversely affect our estimates. Although we believe we have made reasonable estimates about the ultimate resolution of the underlying uncertainties, no assurance can be given that the final outcome of these matters will be consistent with what is reflected in our assets, liabilities, revenues, and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

Information about judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

Notes 3(e) and 15 – useful lives of property and equipment

Note 3(f) – incremental borrowing rate to estimate the right-of-use assets and lease liabilities

Note 3(i) – impairment

Note 3(l) – revenue recognition: determination if the revenues coming from the services rendered by the Group are recognized at a point in time or over time

Note 24 – leased aircraft return provisions

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year, is included in the following notes:

Note 3(l) – air traffic liability and frequent flyer program

Note 20 – deferred tax assets and liabilities

Note 24 – provisions

Note 28 – measurement of loss allowances for expected credit losses for trade accounts receivable and assets from contracts: key assumptions used to determine the weighted average loss rate

Note 33 – contingencies and commitments

(e)	Scope of consolidation

The consolidated financial statements include Grupo Aeroméxico, S. A. B. de C. V. and all entities that are controlled directly or indirectly by Grupo Aeroméxico.

All Grupo Aeromexico’s entities prepare their financial statements as of December 31. All financial statements were prepared applying IFRS as issued by the IASB.

Intercompany transactions and balances relating to consolidated entities have been eliminated.

During the year ended on December 31, 2024 there were no changes in the number of entities included in the consolidated financial statements (see Note 6), 26 entities in total at the beginning and year-end.

(3)	Material accounting policies-

The Group has consistently applied the accounting policies set out below to all periods presented in these consolidated financial statements, except if mentioned otherwise.

The accounting policies have been applied consistently by Group entities.

(a)	Basis of consolidation-

i.	Business combinations-

The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group (see ii). In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment (see Note 3 (i) ii). Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If share-based payment awards (“replacement awards”) are required to be exchanged for awards held by the acquiree’s employees (“acquiree’s awards”), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

A step – up acquisition occurs when a shareholder gains control of an entity by acquiring an additional interest in that entity. Under IFRS, the Group remeasured its previously held interest at fair value in 2022.

ii.	Subsidiaries-

Subsidiaries are entities controlled by the Group (see Note 6). The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group. All entities of the Group prepared their financial statements as of December 31.

iii.	Loss of control-

When the Group loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, any non-controlling interest and the other components of equity. Any resulting gain or loss is recognized in profit or loss.

Any interest retained in the former subsidiary is measured at fair value when control is lost.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

iv.	Investments in equity accounted investees-

The Group’s interests in equity accounted investees as of December 31, 2024 comprise interests, in one joint venture (AM DL MRO JV, S. A. P. I. de C. V. or “MRO”).

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Joint ventures are those arrangements in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are accounted for using the equity method (equity accounted investees) and are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence of joint control ceases.

MRO until November 30, 2022 performed major maintenance on aircraft fuselage from nose to tail, mainly to certain fleet of its related parties Aerovías de México, S. A. de C. V., Aerolitoral, S. A. de C. V. and Delta Air Lines, Inc. Beginning December 1, 2022 the MRO leased its assets to third parties.

v.	Transactions eliminated in consolidation-

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign currency-

i.	Foreign currency transactions-

Transactions in foreign currencies are translated to the respective functional currencies of the Group’s entities at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate at the reporting date.

Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost denominated in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance income (costs).

(c)	Financial instruments-

Non-derivative financial instruments-

Non-derivative financial instruments comprise investments in debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

Cash and cash equivalents comprise cash balances and call deposits with original maturities of up to three months or less.

Restricted cash, is presented within cash and cash equivalents and mainly comprises cash balances from Fideicomiso F/1748 (“Fideicomiso” or “Trust”), the consolidated issuer trust used by the Group, to securitize cash flows from credit card ticket sales through offices and travel agencies in Mexico; which will be paid to the holders of the Senior Trust Bonds issued by the Trust. Additionally in 2022, restricted cash also includes a trust deposit to cover any shares payments to be settled in connection to the tender offer as explained in Note 26.

The Group initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Offsetting-

Financial assets and liabilities are offset, and the net amount presented in the statements of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Non-derivative financial assets-

The Group classifies its non-derivative financial assets in the following categories: financial assets at fair value through profit or loss, amortized cost and fair value through other comprehensive income (“OCI”).

The financial assets classification is based on both the business model and the related contractual cash flows characteristics.

i.	Financial assets at fair value through profit or loss (“FVTPL”)-

Financial assets are classified at fair value through profit or loss if they are held for trade or if it does not meet the solely payments of principal and interest (“SPPI”) criteria, or if it is defined as such at initial recognition. Financial assets are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy.

Upon initial recognition attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein, including any interest or dividend income, are recognized in profit or loss. The fair value is obtained from financial counterparties who act as appraisers.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

ii.	Amortized Cost-

Financial assets are classified at amortized cost if they are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows that are solely payments of principal and interest, and if they meet the SPPI criteria. Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise mainly trade and other receivables.

iii.	Financial assets at fair value through other comprehensive income (“FVTOCI”)-

Financial assets are classified at fair value through other comprehensive income if they are held within a business model whose objective is achieved by both collecting contractual cash flows that are solely payments of principal and interests and selling financial assets, and if they meet the SPPI criteria. Financial assets at fair value through other comprehensive income are measured at fair value, and changes therein, including any interest or dividend income, are recognized in other comprehensive income. The fair value is obtained from financial counterparties who act as appraisers or is determined based on valuation models using observed data at the market.

Non-derivative financial liabilities-

Financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Fideicomiso F/1748 (“Fideicomiso” or “Trust”), a Group´s subsidiary placed Senior Trust Bonds (“CEBURES”) issued on the Mexican Stock Exchange, for the overall authorized program amounts of Ps.7,000 million, through different series with an original maturity of five years. As of December 31, 2024 the CEBURES accrue variable interest at the rate of Interbank Equilibrium Interest Rate (“TIIE”) + a spread of 168 basis points.

The CEBURES are securitized by cash flows collected from credit card ticket sales through offices and travel agencies in Mexico, transferred to the Trust.

The Group determined it has control over the Trust, since it is exposed, or has rights, to variable returns from its involvement with the Trust and has the ability to affect those returns through its power over the Trust; therefore, the Trust’s debt and restricted cash are included in the Group’s consolidated financial statements (see Notes 10 and 21).

The Group has the following non-derivative financial liabilities: loans and borrowings, and trade and other payables.

Such financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Derivative financial instruments (“DFI”) and hedge accounting-

In order to manage the risk associated with fluctuation in jet fuel prices, the Group from time to time selectively uses derivative financial instruments such as Asian options on the price of Jet Fuel 54 (“JF54”). The fair value of the options is obtained using valuation models which depend on the behavior of the referred underlying reference price in an observed period. During 2024, 2023 and 2022 the Group had no DFI on JF54.

Additionally in relation to its exposure to long-term interest rates due to financial debt at variable interest rates, the Group has implemented some strategies to mitigate the adverse risk in future cash flows that could derive from volatility in reference interest rates, specifically TIIE. The Group has purchased DFI’s that allowed it to swap variable interest rates from certain long term debt based on TIIE for a fixed interest rate.

During their life, the options are measured at their fair value; when they fail to qualify for a hedging relationship, its effects are recorded in profit or loss of the year as they are not formally assigned as hedging instruments in a qualified hedging relationship. Any hedge ineffectiveness related to JF54 and interest rate derivatives are recorded to the jet fuel line and finance income (loss), respectively, in the consolidated statements of profit or loss.

Before entering into these option agreements, Management must obtain Finance Committee’s approval, which determines volumes to mitigate, as well as the reference price of them. The purpose of these operations is to mitigate risks related to fuel price and/or interest rate variances.

Derivatives are recognized initially at fair value. Changes in the fair value are recognized immediately in the income statement as the result of the valuation, which is determined at market value and when not quoted in an observable market is determined based on valuation models using observed market data. Such data can be obtained from financial counterparties who act as appraisers.

Capital stock-

Ordinary shares-

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

Repurchase of capital stock (treasury shares)-

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is presented within share premium. As of December 31, 2024, this reserve is in standby until new stock market registration.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

(d)	Inventories-

Inventories of spare parts, accessories, materials and supplies are measured at the lower of cost and net realizable value. The cost of inventories is based on average and charged to expense as consumed.

(e)	Property and equipment-

i.	Recognition and measurement-

Aircraft and other items of property and equipment are measured at cost less accumulated depreciation and impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use. The costs of leased aircraft in accordance to the lease specification, and borrowing costs are capitalized on the qualifying assets.

Rotable spare parts held by the Group are classified as property and equipment if they are expected to be used over more than one period.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized net within other income in profit or loss.

In the case the Group receives credits from manufacturers in connection with the acquisition of certain aircraft and engines, based on the individual terms and conditions of each agreement those credits are recorded as a reduction of the cost of the related aircraft and engines.

ii.	Subsequent costs-

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

iii.	Depreciation-

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value. Depreciation is calculated by the straight-line method, based on each asset’s estimated useful life of the equipment determined by Management considering the work of third-party appraisers, which is reviewed periodically and is recorded since such assets are available to operation. Assets leased are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

The annual depreciation rates and residual value of the principal asset classes are as follows:

	Rates	% residual value
Flight equipment under financial leases	3.3% to 8%	7-15
Rotable spare parts and accessories	5% to 10%	—
Constructions	5% to 10%	—
Ground equipment	10%	—
Transportation equipment	10% to 25%	—
Furniture	10%	—
Machinery and equipment	10% to 33%	—
Computer equipment	25%	—
Major maintenance	8.33% to 57.14%	—

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

iv.	Maintenance costs-

Major maintenance-

Major maintenance costs for owned and leased aircraft (i.e., overhaul repairs to major aircraft components such as engines and landing gears) are accounted for under the “built-in-overhaul” method. The Group recognizes the estimated cost for future major maintenance checks as a separate component of property and equipment (major maintenance). This cost is depreciated over the shorter of the period to the next major maintenance event or the remaining life of the asset, and is reported in the consolidated statements of profit or loss and comprehensive income as part of operating expenses (depreciation and amortization). The costs for subsequent major maintenance checks are capitalized when incurred and depreciated over the shorter of the period to the next major maintenance event or the remaining life of the asset. Cash outflows relating to major maintenance are reported in our consolidated statements of cash flows under the “acquisition of properties and equipment (including major maintenance)” line item as part of “cash flows from investing activities” and the related depreciation expense is reported as a non-cash adjustment to determine “net cash from operating activities”.

Line maintenance-

Disbursements made in connection with ongoing and routine maintenance efforts outside the scheduled major maintenance programs for owned and leased aircraft (i.e., routine inspections of the overall aircraft, including fuselage inspections, and the replacement of minor and smaller spare parts) are expensed as incurred (i.e., when maintenance activities are performed) and are reported in our consolidated statements of profit or loss and comprehensive income as part of the maintenance expense line item under operating expenses. Cash outflows for direct and/or line maintenance are reported in our consolidated statements of cash flows as part of “net cash from operating activities”.

If the Group is contractually committed to either return the aircraft in a certain condition or to compensate the lessor based on the actual condition of the aircraft at the end of the lease term, the Group recognizes during the lease term a provision for leased aircraft returns (see Note 3(j)).

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

(f)	Leases-

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessee-

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property and equipment the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. This rate comprises significant assumptions such as reference rates, credit ratings, country risk and specific adjustments related to the nature of the nature of the leased assets.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in “property and equipment including right-of-use” and lease liabilities in “loans and borrowings including leases” in the statement of financial position (see Notes 15 and 21).

Short-term leases and leases of low-value assets-

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(g)	Intangible assets and goodwill-

Intangible assets are mainly comprised of software, fiduciary rights, partners’ contracts and customer relationships, trademark and goodwill.

i.	Partners’ contracts and customer relationships-

Partners’ contracts and customer relationships are considered long-lived assets, some of them with finite lived and others indefinite lived.

Finite lived intangible assets (such as “Aeroméxico Rewards” member base and certain “Partner Contracts”) are recorded at cost less accumulated impairment losses and are amortized using the straight-line method over their estimated lives, typically 10 years. The average remaining amortization period of individually significant partners’ contracts is 2 years. Aeroméxico Rewards member base’s useful life is based on the historical rotation of members and certain Partner Contracts are based on contractual terms.

Indefinite lived intangible assets (such as certain Partners Contracts are recorded at cost less accumulated impairment losses and are not amortized but instead tested for impairment annually, or more frequently, should events or changes in circumstances indicate that these intangibles may be impaired.

Based on the Group’s analysis of the provisions of IAS 38 Intangible Assets on the determination of the useful life of an intangible asset with a defined or indefinite life, the Group’s Management has determined that for certain Partners’ Contracts with certain cobranded cards, other airlines and other commercial partners, the useful life is indefinite considering that the risk of non-renewal of these commercial agreements is low, derived from the lack of cost of renewal, automatic renewal conditions, the years of permanence that they have maintained as strategic partners and the economic and commercial benefits that have been obtained from these commercial relationships. These assets were recognized in July 2022 as part of the PLM Premier, S.A.P.I. de C.V. (“PLM”) acquisition (see Note 6).

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

ii.	Trademark-

Trademarks which are considered intangible assets with indefinite lives, are recorded at cost less accumulated impairment losses and are not amortized but instead tested for impairment annually, or more frequently, should events or changes in circumstances indicate that the trademarks may be impaired. These intangible assets have an indefinite useful life as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. See for impairment testing Note 3(i).

iii.	Goodwill-

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition and it is measured net of accumulated impairment losses. Goodwill is not amortized, but instead tested annually, or more frequently, should events or changes in circumstances indicate that the goodwill may be impaired.

iv. Other intangible assets-

Intangible assets such as software with specific useful lives are systematically amortized based on the best estimation of their useful lives as per expected future economic benefits.

Fiduciary Rights are contributions to a trust for the development of a project named “Aeroméxico Tower” and are stated at cost less accumulated impairment losses.

v. Amortization-

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets with finite useful lives, and is calculated over the cost of the asset, less its residual value.

Amortization is recognized from the date on which intangible assets with finite useful lives are available for use, since this most closely reflects the expected pattern of consumption of future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

Software	4 - 7 years
Partners’ contracts and customer relationships	10 years

Amortization methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(h)	Prepayments and deposits-

Non-current prepayments and deposits consist primarily of deposits made to the lessors of flight equipment and airport groups; and in accordance with their expiration dates are disclosed as current or non-current assets.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

Payments of maintenance deposits are capitalized as an asset upon disbursement. These deposits are considered as maintenance reserves, typically calculated based on flight hours. Such maintenance reserves are reclassified to property and equipment (major maintenance) upon the maintenance service is being performed and is expensed through depreciation based on the Group´s maintenance policy.

Current prepayments consist mainly of advertising, IT software licenses, insurances and fuel prepayments. Prepayments are expensed when goods or services are received.

(i)	Impairment-

i.	Non-derivative financial assets–

The Group recognizes loss allowances for expected credit losses on:

•	financial assets measured at amortized cost;

•	debt investments measured at fair value through other comprehensive income (“FVTOCI”); and

•	contract assets.

The Group measures loss allowances at an amount equal to lifetime expected credit losses, except for the following, which are measured at twelve month expected credit losses:

•	debt securities that are determined to have low credit risk at the reporting date; and

•

other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime expected credit losses.

Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of a financial instrument.

Measurement of Expected Credit Losses (“ECLs”)

ECL are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at fair value through other comprehensive income are credit-impaired. A financial asset is “credit-impaired” when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Group individually

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

ii.	Non-financial assets-

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment, The Group performs an impairment assessment of long-lived assets at the cash-generating unit (“CGU”) when there are indicators that the carrying value of such assets may not be recoverable. This involves estimating the recoverable amount of the CGU at the greater of its fair value less costs to sell, or value in use using a discounted cash flow model. As of December 31, 2024 the Group has property and equipment, (including right-of-use assets), intangible assets and goodwill, prepayments and deposits, and certain other long-term assets, which represent the CGU.

For intangible assets that have indefinite lives, such as trademarks, fiduciary rights and partners’ contracts and customer relationships, the recoverable amount is estimated each year at the same time.

The partners’ contracts and customer relationships with indefinite lives do not have an expiration date nor cost of renewal, and these adjustments were recognized in July 2022 within the PLM acquisition.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit (group of units) on a pro rata basis.

Impairment loss recognized in prior periods is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an investment in an equity accounted investee is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in an equity accounted investee is tested for impairment as a single asset when there is objective evidence that the investment in an equity accounted investee may be impaired.

(j)	Provisions-

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

Provision for leased aircraft returns-

With respect to lease agreements, where the Group is required to return the aircraft with adherence to certain return conditions, provision is made during the lease term. This provision is based on the present value of the expected future cost of meeting the return condition, having regard to the current fleet plan and long-term maintenance schedules. The present value of the return conditions is provided for at the inception of the lease and subject to yearly revisions.

(k)	Employee benefits-

i.	Defined benefit plans-

The Group has defined benefit plans for part of its employees. Additionally seniority premiums are provided to all employees under the Mexican Labor Law. The Law provides that seniority premiums are payable, based on salary and years of service, to employees who resign or are terminated after at least fifteen years of service. Under the Law, benefits are also payable to employees who are dismissed.

The Group’s net obligation in respect of defined benefit pension and seniority plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on governmental bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method according to IAS 19 (see Note 22). When the calculation results in a benefit to the Group, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Group.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

ii.	Termination benefits-

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than twelve months after the reporting period, then they are discounted to their present value.

iii.	Short-term benefits-

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

iv.	Share-based payment transactions-

Equity-settled share based payments in the form of free shares are granted to certain key management personnel subject to certain service and non-market performance conditions. Cost of the awards granted is recognized as an employee expense, with a corresponding increase in equity, over the period vesting. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service conditions at the vesting date.

(l)	Revenue recognition-

i.	Air traffic liability and revenue recognition for passenger services and ancillary revenues-

Ticket sales are initially recorded as an air traffic liability (contract liability under IFRS 15) and are recognized as passenger revenue, net of airport charges, when the service is rendered. The liability is also reduced by transportation services previously sold through Aerovías de México, S. A. de C. V. (“Aeroméxico”), rendered by other airlines (in which the Company does not obtain control before the tickets are transferred to the customer therefore acting as an agent on behalf of other airlines, since it only arranges the transportation to be provided by other airlines) and refunds of expired tickets.

The above-mentioned sales where Aeroméxico acts as an agent, conduct to interline service charges which are part of other commissions revenues, recognized in profit and loss when the service is rendered.

Passenger revenue includes airfare, income for expired tickets (breakage), income for ancillary services (excess baggage and other charges to passengers), and the decrease in compensation costs paid to passengers and the cost from accumulated points from Aeroméxico frequent flyer program “Aeroméxico Rewards”, since they do not represent a separate performance obligation.

The Group records the air traffic liability translating to its functional currency the tickets sold on its different foreign exchange rates at the dates of the original ticket sale.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

Breakage revenue from expired tickets is recognized as an ancillary revenue based on the scheduled flight date and the terms and conditions of each ticket in which the Group utilizes its historical experience with refundable and non-refundable tickets and other patterned facts.

When a ticket is sold, the Group is required to charge certain taxes and fees on its passenger tickets. These passenger related taxes and fees include for example value added tax, governmentally imposed airport departure and arrival taxes, airport passenger facility charges, etc. Since the Group has a legal obligation to act as a collection agent with respect to these taxes and fees, such amounts are not part of the passenger revenue. The Group records a liability when these amounts are collected and derecognizes the liability when payments are made to the applicable government agency or operating airport.

Commissions on ticket sales are expensed when the related revenues are recognized within the travel agent commissions expense line. The amount of travel agent commissions through indirect distribution channels for the year ended December 31, 2024, were $60,632 (2023: $56,932 and 2022: $44,025).

ii.	Cargo revenue-

Cargo revenue is recognized when the service is rendered.

iii.	Other revenues-

Other revenues include mainly revenue from training, charter services, Aeroméxico Rewards redeemed points (see next item) and other, and are recognized in the statement of profit or loss and comprehensive income in the period the services are provided.

iv.	Frequent flyer liability and revenue recognition for Aeroméxico Rewards Points-

Aeroméxico Rewards frequent flyer program allows passengers to accumulate Aeroméxico Rewards Points “AR Points” (mainly by flying on the Group’s airlines or its alliance partners and by using services of the program partners for cobranded credit cards, hotel stays, car rentals and others) that entitle them to a choice of various awards. All the AR Points earned by the Aeroméxico Rewards members are accounted as a liability (frequent flyer program) and are recognized as revenue when the awards are redeemed. The amount of revenue recognized by the Group is based on the number of AR Points redeemed in a period in relation to the total number expected to be redeemed, which factors in the Group’s estimate for breakage.

Breakage represents the estimated AR Points that are not expected to be redeemed by the program members. Breakage is estimated by Management based on the terms and conditions of membership and historical accumulation and redemption patterns, as adjusted for changes to any terms and conditions that may affect members’ redemption practices. Changes in breakage are accounted for as follows: in the period of change, the deferred revenue balance (frequent flyer liability) is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used. Breakage is allocated to other income.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

(m)	Finance income and costs-

Finance income comprises interest income on funds invested, changes in the fair value of financial assets at fair value through profit or loss, and net foreign exchange gains that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions or dividends, changes in the fair value of financial assets at fair value through profit or loss, net foreign exchange losses, credit card commissions, impairment losses recognized on financial assets, leases interest and losses on derivative instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

(n)	Income tax (“IT”)-

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable. IT payable for the year is determined in conformity with legal and tax requirements for companies in Mexico, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred IT is accounted for under the asset and liability method. Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill acquired under a business combination. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o)	Employee Statutory Profit Sharing (“ESPS”)-

ESPS payable for the year is determined in conformity with the tax provisions in effect. Under current tax law, companies are required to share 10% of their taxable profits and the limits established in the applicable legislation with their employees. The ESPS is determined by the taxable profit calculated by individual entity level and not under a consolidated basis.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

(p)	Earnings per share-

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares.

(q)	Business concentrations-

The Company’s services are provided to a large number of customers without significant concentration with any particular customer.

The main supplier of fuel used by aircraft in Mexico is World Fuel Services México, S. de R. L. de C. V.

(r)	Segment reporting-

The Group reports information by segments as established in IFRS 8 Operating segments. An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s Chief Operating Decision Maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Group has determined that it has one operating segment: air transportation, identified in the following geographical destinations: (1) Domestic and (2) International. The Group allocates revenues by geographic area based on passenger flight destination.

(4)	Changes in material accounting policies and new standards and interpretations not yet adopted-

Changes in material accounting policies-

A.	Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants

The Group has adopted Classification of Liabilities as Current or Non-current Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (Amendments to IAS 1) from January 1, 2024.

The amendments apply retrospectively. They clarify certain requirements for determining whether a liability should be classified as current or non-current and require new disclosures for non-current loan liabilities that are subject to covenants within 12 months after the reporting period.

The Group does not have any transactions that are affected by this and other newly effective accounting standards and amendments.

Standards issued but not yet effective -

A number of new standards or amendments are effective for annual periods beginning after January 1, 2024, and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

A.	IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements:

•

Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.

•	Management-defined Performance Measures (“MPM”) are disclosed in a single note in the financial statements.

•	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Group’s statement of profit or loss, the statement of cash flows and the additional disclosures required for MPM.

The Group is also assessing the impact on how information is grouped in the financial statements, including for items currently labelled as ‘other’.

B.	Other standards

The following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements:

•	Lack of Exchangeability (Amendments to IAS 21)

•	Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

(5)	Determination of fair values-

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and for disclosure purposes based on the methods described in the next paragraphs. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Property-

The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably and willingly.

(b)	Derivative securities-

The fair value of Over the Counter (“OTC”) derivatives is obtained from the banking counterparty and tested for reasonableness by discounting estimated future cash flows based on the terms and maturity

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

of each contract and using market inputs. Fair values reflect the credit risk of the instrument and include adjustments to take account of our own credit risk when appropriate.

(c)	Non-derivative financial liabilities-

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

(d)	Debt securities-

The fair value of debt securities is determined by reference to their quoted closing mid-price at the reporting date plus an adjustment to reflect the bid price. If unquoted, the fair value is estimated using a discounted cash flow technique using expected future cash flows and a market related discount rate.

(e)	Intangible assets-

The fair value of the partners’ contracts and customer relationships and trademark is explained in Note 6B.

(f)	Share based payments-

The fair value of shares based payments granted to key management personnel and senior employees is determined by reference to publicly available quoted prices of such shares.

(6)	Group entities-

Significant subsidiaries-

The significant consolidated subsidiaries as of December 31, 2024, 2023 and 2022 are shown in the next page.

		Country of	Ownership interest %
Subsidiary	Principal activity	incorporation	2024	2023	2022
Fully consolidated subsidiaries:

I. Aerovías de México, S. A. de C. V. and subsidiaries (“Aeroméxico”)	Air transportation services for passengers, goods and cargo	Mexico	100	100	100

a Aerolitoral, S. A. de C. V. (“Aerolitoral”) (1)	Air transportation services for passengers, goods and cargo	Mexico	99.99	99.99	99.99

b Inmobiliaria Avenida Fuerza Aérea Mexicana 416, S. A. de C. V.	Real Estate	Mexico	99.99	99.99	99.99

c Inmobiliaria Boulevard Aeropuerto 161, S. A. de C. V	Real Estate	Mexico	99.99	99.99	99.99

d Operadora de Franquicias y Productos Aéreos, S. A. de C. V. (“Operadora”)	Trading of franchise system	Mexico	99.99	99.99	99.99

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

		Country of	Ownership interest %
Subsidiary	Principal activity	incorporation	2024	2023	2022

e Sistemas Integrados de Soporte Terrestre en México, S. A. de C. V., holding company of AM Formación Interna, S. A. de C. V.	Services	Mexico	99.99	99.99	99.99

f Aerosys, S. A. de C. V.	Management of investment in shares	Mexico	50.01	50.01	50.01

g Fundación Aeroméxico, A. C	Obtainig support and assisting in several charitable causes	Mexico	99.99	99.99	99.99

h Centro de Capacitación Alas de América, S. A. de C. V.	Aircraft crew training	Mexico	99.99	99.99	99.99

i Administradora Especializada en Negocios, S. A. de C. V. (“Adensa”)	Ground handling services	Mexico	99.99	99.99	99.99

j Estrategias Especializadas en Negocios, S. A. de C. V. (“Esensa”)	Ground handling services	Mexico	50	50	50

k Aerovías Empresa de Cargo, S. A. de C. V.	Air cargo services	Mexico	100	100	100

l Fideicomiso Aeromexico Servicios	Equipment lease	Mexico	100	100	100

m Fideicomiso F/1748	Administration	Mexico	100	100	100

n Empresa de Mantenimiento Aéreo S. A. de C. V.	Aircraft maintenance services	Mexico	100	100	100

o Fideicomiso CIB/4021	Administration	Mexico	100	100	100

II. Integración y Supervisión de Recursos Corporativos, S. A. de C. V.	Services	Mexico	100	100	100

III. Servicios Corporativos Aeroméxico, S. A. de C. V.	Services	Mexico	99.99	99.99	99.99

IV. Corporación Nadmin, S. A. de C. V.	Management of investment on shares	Mexico	100	100	100

V. Aeroméxico Cargo, S. A. P. I. de C. V. (1)	Air cargo services	Mexico	100	100	100

VI. Premium Alliance Services, LLP	Services	United Kingdom	100	100	100

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

		Country of	Ownership interest %
Subsidiary	Principal activity	incorporation	2024	2023	2022

VII. T2 Servicios Aeroportuarios, S. A. de C. V.	Airport services	Mexico	100	100	100

VIII. PLM Premier, S. A. P. I. de C. V. (“PLM”), holding company of Loyalty Servicios Profesionales Mundiales, S. A. de C. V. (2)	Design and development of loyalty programs	Mexico	100	100	100

Investmentsin equity accounted investees:

I. Aeromexpress, S. A. de C. V.	Air cargo services	Mexico	50	50	50

II. AM DL MRO JV, S. A. P. I. de C. V. (“MRO”) (3)	Aircraft maintenance services	Mexico	50	50	50

III. AM BD GP JV, S. A. P. I. de C. V. (“AM BD”) (3)	Sale of vacational packages	Mexico	51	51	51

(1)	All these companies have an interest in Esensa thus representing consolidated ownership of 100% in such entity.
(2)	Since July 15, 2022 the Group consolidates these subsidiaries (see next item and Note 18).
(3)	The Group maintains joint control in these companies.

Acquisition of subsidiary -

See accounting policy in Note 3 (a) i - ii.

On July 15, 2022, the Group acquired 48.86% of the shares and voting interests in PLM. As a result, the Group’s equity interest in PLM increased from 51.14 to 100%, granting it control of PLM (see Note 18 (a) ii).

PLM operates the frequent flyer program named “Aeroméxico Rewards”, that allows frequent passengers to accumulate Aeroméxico Rewards Points or “AR Points” that entitle them to a choice of various awards. In addition, AR Points are sold by PLM to commercial partners to use in promotional activity. The fair value attributed to all the AR Points earned by the members, is accounted for by PLM as a liability and recognized as revenue on redemption of the AR Points by the participants to whom they are issued. The fair value of the award is determined based on prices at which the awards are sold to commercial partners.

Included in the identifiable assets and liabilities acquired at the date of acquisition of PLM were inputs (partners’ contracts and customer relationships, trademark, and goodwill) and an organized workforce. The Group determined that together the acquired inputs and processes significantly contribute to the ability to create revenue. The Group concluded that the acquired set was a business.

Taking control of PLM enabled the Group to convert PLM’s coalition program to a modern frequent flyer program with a higher engagement of its members. The acquisition promoted an increased activity of the Aeroméxico Rewards program members.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

Since the date of acquisition, PLM contributed net revenue of $43,636 and net profit of $21,236 to the Group’s results for the period ended December 31, 2022. If the acquisition had occurred on January 1, 2022, Management estimated that consolidated revenue would have been $83,835, and consolidated net profit for the year would have been $46,010. In determining these amounts, Management assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2022.

A.	Consideration transferred –

Grupo Aeroméxico transferred cash of $430,359 for this transaction and there was an additional contingent consideration up to $24,000 to certain performance provisions.

Contingent consideration

The Group agreed to pay the selling shareholders in three years’ time (calendar years 2022 to 2024) an additional variable consideration (“Earn Out”) if the acquiree’s cumulative gross billings over this period would be above 97.5% of the estimated gross billing target. The Group included $24,000 as contingent consideration related to the estimated Earn Out (see Note 24).

B.	Identifiable assets acquired and liabilities assumed-

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

	Note
Cash and cash equivalents		$167,410
Trade and other receivables		35,508
Property and equipment, including right-of-use	15	315
Intangible assets and goodwill	17	143,353
Deferred tax assets	19	109,117
Trade and other payables		(43,912)
Deferred revenue (frequent flyer program)		(421,419)
Employee benefits	22	(407)

Total identifiable net assumed liabilities		$(10,035)

Measurement of fair values-

The valuation techniques used for measuring the fair value of material assets acquired were those shown as follows:

Assets acquired	Valuation technique
Intangible assets	The fair value of the Customers’ Relationship was determined based on the methodology called Multi-Period Excess Earnings Method (“MPEEM”), which consists of demanding a return on each of the assets, tangible and intangible that contribute to the generation of income by the intangible asset subject to the valuation. It is considered

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

Assets acquired	Valuation technique

that once the present value of such returns is deducted from the present value of the projected after-tax operating profit of the business, the resulting surplus will correspond to the value of the intangible asset subject to valuation.

To estimate the fair value of the Trademark, the Relief from Royalty (“RfR”) methodology commonly used to estimate the fair value of this type of intangible assets was used. The application of this methodology is based on the scenario of hypothetical savings of a royalty that is not paid to an independent third party and since the owner owns the intangible asset and does not need to license it from someone else. In the application of Relief from Royalty, royalty transactions are rarely found on products identical to those being valued, since by their very nature they have very particular characteristics.

In addition, these transactions commonly report a range of royalties and it is at the discretion and based on the experience of the appraiser, to adjust the most appropriate royalty percentage based on the characteristics of the valued brand and from which the information is obtained.

C.	Goodwill-

Goodwill arising from the acquisition has been recognized as shown on the next page.

	Note
Consideration transferred	A	$430,359
Fair value on identifiable intangibles (customer relationships and trademark) of PLM	17	346,380
Additional contingent consideration	24	24,000
Carrying amount on pre-existing interest in PLM as a joint venture		479
Fair value on identifiable net assumed liabilities	B	10,035
Share of gain on equity accounted investee	18	(307,680)

Goodwill	17	$503,573

The remeasurement to fair value of the Group’s existing 51.14% interest in PLM resulted in a gain of $307,680 recognized in the share of gain of the equity-accounted investee at the date of acquisition. To estimate this gain, a revenue approach was used based on the methodology of discounted cash flows.

The goodwill is attributable mainly to the synergies expected to be achieved from integrating PLM into the Group’s existing business. None of the goodwill recognized is expected to be deductible for tax purposes.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

D.	Operating segment-

PLM is now part of the consolidated financial statements of Grupo Aeroméxico, Management considers it is also part of the air transportation operating segment, as referred-to in Note 9.

(7)	Related party transactions-

Ultimate controlling party-

Grupo Aeroméxico is the parent and ultimate controlling party.

The key management personnel, including board members and principal executives (chief officers, vice presidents and senior directors) compensation of Grupo Aeroméxico as of and during the years ended December 31 was as shown in the next page.

Key management personnel compensation comprised:

	2024	2023	2022
Short-term employee benefits	$18,360	17,573	13,504
Variable compensation	21,392	8,258	38,535
Share-based payments	14,798	16,742	—

	$54,550	42,573	52,039

Related-party transactions and balances-

Transactions carried out with related parties during the years ended December 31, 2024, 2023 and 2022, are disclosed below:

i.	Operations

	2024	2023	2022
Revenues:
Tickets reward (4)	$—	—	29,193
Leases (2)	106	75	—
Administrative services (1) and (4)	—	12	50
Marketing, net (4)	—	—	455
Interline, net (3)(a)	131,616	2,472	—
Premier lounges (3) and (4)	1,599	1,292	1,170
Other services (1), (2), (3), (4) and (5)	29	13	1,974

	$133,350	3,864	32,842

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

	2024	2023	2022
Expenses:
Purchase of Aeroméxico Rewards Points and Sky Miles (3) and (4)	$5,747	6,686	32,464
Fuel (3)	59,592	84,204	84,854
Interline, net (3)(a)	—	—	39,353
Ramp services, net (3)	37,316	32,143	26,959
Maintenance (2) and (3) (b)	1,322	1,345	717
Frequent flyer redemption costs (4)	—	—	771
Personnel services (3)	2,009	381	382
Freight handling (3)	2,314	1,353	1,296
Interest expenses, net (1), (2) and (4)	499	22	1,636
Other services (1)	197	174	—

	$108,996	126,308	188,432

(1)	Aeromexpress, S. A. de C. V. (“Aeromexpress”)
(2)	AM DL MRO JV, S. A. P. I. de C. V. (“MRO”).
(3)	Delta Air Lines, Inc. (“Delta”)
(4)

PLM Premier, S. A. P. I. de C. V. (“PLM”). The figures reported for 2022 correspond to the period from January 1 to July 15, 2022 where this related-party was a non-consolidated joint-controlled entity.

(5)	AM BD GP JV, S. A. P. I. de C. V. (“AM BD”)

(a)	Within this figure is included Delta’s interline revenue for $131,674, $130,313 and $138,482 in 2024, 2023, 2022, respectively.

(b)	In addition, the Group received maintenance services, which based on the respective accounting policies, were capitalized for $606, $294, and $21,123 in 2024, 2023 and 2022, respectively.

ii.	Outstanding balance

Balances due from and due to related parties as of December 31, 2024, 2023 and 2022, are as shown in the next page.

	2024	2023	2022
Due from:
MRO	$1	—	434
Delta	3,082	1,146	106

	$3,083	1,146	540

Due to:
MRO (1)	$—	13,695	—
Aeromexpress	786	714	436
AM BD	—	11	9

	$786	14,420	445

Balances due from and due to related parties relates to non-interest-bearing payables with no specific maturity and are for its nature, at short-term.

(1)	Within this balance one transaction stipulates an annual interest rate of 5.82%.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

(8)	Revenue recognition -

i.	Passenger revenue-

Passenger revenue is primarily composed of passenger airfare and ancillary related services which do not represent a separate performance obligation to those associated with the passenger’s flight, such as excess baggage and other passenger charges, breakage from expired tickets, and the decrease in compensation costs paid to passengers and the cost from accumulated points from the Group’s frequent flyer program Aeroméxico Rewards.

	2024	2023	2022
Passengers	$4,504,774	4,042,806	3,073,462
Ancillaries	646,115	461,351	328,947

	$5,150,889	4,504,157	3,402,409

ii.	Air traffic liability-

Ticket sales are initially recorded as an air traffic liability and are recognized as passenger revenue, net of airport charges, when the service is rendered. The liability is also reduced by refunds of expired tickets and transportation services previously sold through Aeroméxico rendered by other airlines, in which the Group does not obtain control before the tickets are transferred to the customer, therefore acting as an agent since it only arranges the transportation to be provided by other airlines.

In the years ended December 31, 2024, 2023 and 2022, the Group recognized $329,045, $256,167, and $147,765 respectively of passenger revenue for tickets that were included in the air traffic liability balance at the beginning of those periods. The balance of the air traffic liability in general is expected to be recognized in the next twelve months, but due to the COVID-19 pandemic, the Group modified its ticket utilization policy, so the usual terms for a flight to be completed without breakage was extended in the year 2021.

iii.	Frequent flyer program-

Aeroméxico Rewards frequent flyer program allows passengers to accumulate AR Points (mainly by flying on the Group’s airlines or its alliance partners and by using services of the program partners for cobranded credit cards, hotel stays, car rentals and others) that entitle them to a choice of various awards. All the AR Points earned by the Aeroméxico Rewards members are accounted as a liability (frequent flyer program) and are recognized as revenue when the awards are redeemed. The amount of revenue recognized by the Group is based on the number of AR Points redeemed in a period in relation to the total number expected to be redeemed, which factors in the Group’s estimate for breakage. Breakage represents the estimated AR Points that are not expected to be redeemed by the program members. Breakage is estimated by Management based on the terms and conditions of membership and historical accumulation and redemption patterns, as adjusted for changes to any terms and conditions that may affect members’ redemption practices.

Since the date of acquisition of PLM on July 15, 2022, the subsidiary contributed revenue of $106,365 (including $19,701 of breakage) to the Group’s results for the period ended December 31, 2022.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

(9)	Operating segment-

The Group has one operating segment, air transportation. This is based on the Group’s internal reporting structure to the Chief Operating Decision Maker which is the CEO of the Company. The main measure of profit and loss for segment is total operating income.

Geographical revenue segment information is as in the next page.

	2024	2023	2022
Domestic	$2,242,026	2,036,773	1,529,434
International	3,377,828	2,879,324	2,282,565

	$5,619,854	4,916,097	3,811,999

Substantially all assets are located in Mexico.

(10)	Cash and cash equivalents-

	2024	2023	2022
Bank balances	$540,165	557,228	538,780
Call deposits	275,331	355,642	216,385
Restricted cash	26,501	24,828	87,017

Cash and cash equivalents	$841,997	937,698	842,182

The Group´s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is described in Note 28.

As of December 31, 2024, 2023 and 2022, the Group has restricted cash amounting to $26,501, $24,828 and $87,017, respectively. The main balance comprises the consolidated issuer trust to securitize cash flows from credit card ticket sales through offices and travel agencies in Mexico and in 2022 includes also a trust deposit to cover any shares payments to be settled in connection to the tender offer as explained in Note 26.

(11) Derivative financial instruments-

	2024	2023	2022
Current derivatives - assets	$—	334	1,893

As of December 31, 2023 and 2022, the Group had interest rate swaps in force in which the Group pays fixed rates and receives a floating rate indexed to TIIE 28 days. Through these instruments the Group managed risk generated by the volatility of cash flows due to floating interest rate, including those associated with the issuance of the Senior Trust Bonds.

Derivative financial instruments used by the Group and exposure to credit, currency and interest rate risks are disclosed in Note 28.

(12)	Prepayments and deposits-

Current prepayments consist mainly of prepaid advertising, IT software licenses, insurances and fuel prepayments.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

Non-current prepayments and security deposits consist of the following:

	2024	2023	2022
Advances for fleet renewal, including engines and interiors’ standardization	$6,875	9,108	7,448
Deposits:
For the lease of aircraft and engines	40,368	40,229	35,525
With airport groups	47,130	43,073	30,819
Maintenance deposits	46,027	32,416	29,564
Other	20,071	24,103	34,653

	$160,471	148,929	138,009

Cash additions of deposits for maintenance and acquisition of properties and equipment amounted to $41,886 for 2024, $53,921 for 2023 and $50,726 for 2022.

(13)	Inventories-

Inventories as of December 31, 2024, 2023 and 2022 are comprised as follows:

	2024	2023	2022
Spare parts and accessories (1)	$137,212	109,964	98,878
Miscellaneous supplies	12,599	12,039	11,634

	149,811	122,003	110,512
Impairment	(10,090)	(13,545)	(13,545)

	$139,721	108,458	96,967

In 2024, inventories of $57,624 (2023: $47,070 and 2022: $39,104) were recognized as an expense during the year which was included in different operating expenses lines.

The inventories are presented to net realizable value. Total write downs in 2024, 2023 and 2022 were of $5,411, $6,498 and $7,094, respectively.

(1)	During 2024, 2023 and 2022 these inventories were guaranteeing a fuel supply contract used in Mexico.

(14)	Trade and other receivables, net-

Trade and other receivables as of December 31, 2024, 2023 and 2022, consists of the following:

	2024	2023	2022
Airlines and travel agencies	$7,149	7,272	9,825
Credit cards and customers (1)	231,517	271,005	167,538
Recoverable taxes	358,492	333,032	212,603
Other	6,748	14,871	10,388

	603,906	626,180	400,354
Less allowance for doubtful accounts	(12,431)	(7,968)	(9,082)

Net trade and other receivables	$591,475	618,212	391,272

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

For aging analysis of our trade and other receivables see Note 28.

(1)

Collection from sales related to certain Mexican credit cards are guaranteeing the Senior Trust Bonds (“CEBURES”) issued by the Group and also the collection related to certain credit cards in the United States (see Note 21).

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

(15)	Property and equipment-

Property and equipment, including right-of-use as of December 31, 2024, 2023 and 2022 comprise the following:

	Right-of-use (1)
	Flight equipment under finance leases	Flight and other equipment under leases	Major maintenance	Flight equipment	Rotable spare parts and accesories	Improvements of flight equipment	Machinery and equipment	Lease-hold improvements	Furniture and computer equipment	Construction (4)	Ground and platform equipment	Transportation equipment	Other equipment	Work in progress	Land	Total
Cost or deemed cost
Balance as of January 1, 2024	$535,469	2,526,618	735,114	212,452	101,382	71,903	46,785	68,658	24,668	22,404	17,393	10,648	32,781	13,190	13,269	4,432,734
Additions (2)	—	596,431	422,300	—	19,627	10,965	537	2,168	1,769	—	3,086	259	937	15,631	—	1,073,710
Disposals (3)	—	(103,781)	(4,297)	—	(9,062)	(14,110)	(5,281)	(18,215)	(758)	—	(649)	(755)	(1,789)	(1,391)	—	(160,088)
Transfers	(40,000)	—	—	40,000	—	—	73	—	—	—	—	—	(73)	—	—	—

Balance as of December 31, 2024	$495,469	3,019,268	1,153,117	252,452	111,947	68,758	42,114	52,611	25,679	22,404	19,830	10,152	31,856	27,430	13,269	5,346,356

Balance as of January 1, 2023	$560,717	2,159,617	457,612	187,204	89,674	69,550	46,145	87,092	23,019	22,443	16,828	10,039	30,156	9,377	13,269	3,782,742
Additions (2)	—	409,887	278,152	—	18,283	18,859	1,040	6,377	2,627	—	729	692	2,638	3,813	—	743,097
Disposals (3)	—	(42,886)	(650)	—	(6,575)	(16,506)	(400)	(24,811)	(978)	(39)	(164)	(83)	(13)	—	—	(93,105)
Transfers	(25,248)	—	—	25,248	—	—	—	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2023	$535,469	2,526,618	735,114	212,452	101,382	71,903	46,785	68,658	24,668	22,404	17,393	10,648	32,781	13,190	13,269	4,432,734

Balance as of January 1, 2022	$560,717	2,138,111	411,452	178,704	86,188	60,364	74,076	92,618	36,929	22,808	18,793	10,248	33,226	5,427	13,269	3,742,930
Additions (2)	—	878,967	158,058	12,000	8,512	12,164	2,994	—	980	—	9	859	340	3,950	—	1,078,833
Disposals (3)	—	(857,461)	(111,898)	(3,500)	(5,026)	(2,978)	(30,925)	(5,737)	(14,994)	(365)	(1,974)	(1,068)	(3,410)	—	—	(1,039,336)
PLM acquisition effect (see Note 6)	—	—	—	—	—	—	—	211	104	—	—	—	—	—	—	315

Balance as of December 31, 2022	$560,717	2,159,617	457,612	187,204	89,674	69,550	46,145	87,092	23,019	22,443	16,828	10,039	30,156	9,377	13,269	3,782,742

Depreciation
Balance as of January 1, 2024	$179,743	717,761	380,940	113,998	46,406	37,149	38,491	49,339	20,435	13,571	10,826	8,238	28,242	—	—	1,645,139
Depreciation for the year	17,150	381,818	194,080	17,759	5,514	5,286	2,389	4,956	1,346	517	1,385	591	1,717	—	—	634,508
Disposals (3)	—	(94,953)	(2,984)	—	(1,320)	(14,099)	(5,272)	(18,215)	(706)	—	(543)	(745)	(1,012)	—	—	(139,849)
Transfers	(20,640)	—	—	20,640	—	—	17	—	—	—	—	—	(17)	—	—	—

Balance as of December 31, 2024	$176,253	1,004,626	572,036	152,397	50,600	28,336	35,625	36,080	21,075	14,088	11,668	8,084	28,930	—	—	2,139,798

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

	Right-of-use (1)
	Flight equipment under finance leases	Flight and other equipment under leases	Major maintenance	Flight equipment	Rotable spare parts and accesories	Improvements of flight equipment	Machinery and equipment	Lease-hold improvements	Furniture and computer equipment	Construction (4)	Ground and platform equipment	Transportation equipment	Other equipment	Work in progress	Land	Total
Balance as of January 1, 2023	$176,650	379,721	226,927	92,041	43,424	41,984	36,489	66,148	18,942	13,095	9,872	7,563	26,480	—	—	1,139,336
Depreciation for the year	19,523	353,623	154,216	5,527	4,607	6,066	2,383	6,764	1,131	515	1,106	746	1,775	—	—	557,982
Disposals (3)	—	(15,583)	(203)	—	(1,625)	(10,901)	(381)	(23,573)	362	(39)	(152)	(71)	(13)	—	—	(52,179)
Transfers	(16,430)	—	—	16,430	—	—	—	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2023	$179,743	717,761	380,940	113,998	46,406	37,149	38,491	49,339	20,435	13,571	10,826	8,238	28,242	—	—	1,645,139

Balance as of January 1, 2022	$156,463	532,844	239,450	90,059	40,715	36,908	64,189	63,303	32,707	13,087	10,486	7,579	28,561	—	—	1,316,351
Depreciation for the year	20,187	295,959	89,482	5,482	4,341	8,054	3,023	8,610	1,463	370	1,329	786	1,329	—	—	440,415
Disposals (3)	—	(449,082)	(102,005)	(3,500)	(1,632)	(2,978)	(30,723)	(5,765)	(15,228)	(362)	(1,943)	(802)	(3,410)	—	—	(617,430)

Balance as of December 31, 2022	$176,650	379,721	226,927	92,041	43,424	41,984	36,489	66,148	18,942	13,095	9,872	7,563	26,480	—	—	1,139,336

Carrying amounts
As of December 31, 2024	$319,216	2,014,642	581,081	100,055	61,347	40,422	6,489	16,531	4,604	8,316	8,162	2,068	2,926	27,430	13,269	3,206,558

As of December 31, 2023	$355,726	1,808,857	354,174	98,454	54,976	34,754	8,294	19,319	4,233	8,833	6,567	2,410	4,539	13,190	13,269	2,787,595

As of December 31, 2022	$384,067	1,779,896	230,685	95,163	46,250	27,566	9,656	20,944	4,077	9,348	6,956	2,476	3,676	9,377	13,269	2,643,406

(1)	Total right-of-use net carrying amount for $2,333,858, $2,164,583 and $2,163,963 in December 31, 2024, 2023 and 2022, respectively.
(2)	Cash used in additions of property and equipment during 2024, 2023 and 2022 are $422,837, $333,208, and $199,867 respectively.
(3)	Cash proceeds from the sale of property and equipment during 2024, 2023 and 2022 are $2,796 , $159 and $3,133 respectively.
(4)

Lease agreements for the land on which the maintenance facilities and other buildings are located establish that such facilities will be transferred to the Federal Government upon termination of the lease agreements without any consideration to the Group. The most important agreements expire between 2028 and 2033.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

Finance leases-

Finance leases in 2024 include two Boeing B787-8 airplanes (same number in 2023 and 2022), with last maturing in 2029; six Boeing B737 NG airplanes (eight in 2023 and nine in 2022), the last of which will mature in 2027, and one flight simulator for the Boeing B-737 MAX maturing in 2029 (same number in 2023 and 2022).

The equipment leased under finance leases, secures the lease obligations. As of December 31, 2024, the net carrying amount of leased equipment was $319,216 (2023: $355,726 and 2022: $384,067).

Property and equipment under construction-

As of December 31, 2024, 2023 and 2022, the estimated costs to conclude projects and work in progress amount to $26,030, $11,340 and $9,376, respectively.

Impairment loss and subsequent reversal

As of December 31, 2024, 2023 and 2022, there are no losses from impairment in the value of these assets, evaluated in accordance with provisions of IAS 36 Impairment of Assets.

(16)	Leases-

See accounting policy in Note 3(f).

Leases as lessee -

The Group leases flight equipment and properties. The leases typically run for a period of 2 to 12 years, with an option to renew the lease after that date. For certain leases, the Group is restricted from entering into any sub-lease arrangements.

Flight equipment and property leases were entered into years ago as combined leases of flight equipment and properties.

The Group leases flight equipment under a number of lease arrangements, which were classified as leases under IAS 17 (see Note 15).

The Group leases IT equipment with contract terms of one to three years. These leases are short-term and/or leases of low-value items. The Group has elected not to recognize right-of-use assets and lease liabilities for these leases.

Information about leases for which the Group is a lessee is presented on the next page.

i.	Right-of-use assets-

Right-of-use net assets for $2,333,858, $2,164,583 and $2,163,963 in December 31, 2024, 2023 and 2022, respectively related to leased property and flight equipment that do not meet the definition of investment property are presented as property and equipment (see Note 15).

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

ii.	Amounts recognized in profit or loss-

Total rental expenses related to short-term leases or low-value assets (including also Power by the Hour (“PBH”) leases for flight equipment) during the years ended December 31, 2024, 2023 and 2022, are as follows:

	2024	2023	2022
Aircraft leasing	$16,236	23,779	143,482
Real estate	6,263	6,424	5,158

	$22,499	30,203	148,640

iii.	Leases conditions-

Main leases are as follows:

(a)	In 2024, the Group maintained in total 149 aircraft and 39 engines (2023: 149 aircraft and 40 engines and 2022: 144 aircraft and 39 engines) with different terms, with the last expiring in 2036.

During 2024, 2023 and 2022, the Group renewed certain lease agreements, extending their original maturity dates, which are presented as a liability at the end of those years (see Note 33).

The aforementioned agreements are partially guaranteed by security cash deposits. In addition, the most significant obligations assumed under this modality are listed as follows:

•	Maintain all records, licenses and required authorizations by aviation authorities throughout the term of the lease agreement, by making the related payments.

•	Provide maintenance to the leased equipment in accordance with the respective maintenance program.

•	Insure the equipment in accordance with the amounts and risks established in each agreement.

•	Provide certain financial information to the lessor.

•	Comply with technical conditions for returning the aircraft.

(b)	The Group entered into leasing contracts for airport facilities, a portion of which are in the process of being renewed.

(c)	Cash payments of principal of leases amounted to $346,539, $302,859 and $112,700 in 2024, 2023 and 2022, respectively.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

(17)	Intangible assets and goodwill-

	Intellectual Property (1)		Fiduciary Rights (2) Indefinite Life	Partners’ Contracts and Customer Relationships (3)		Trademark Indefinite Life
		Software		Indefinite Life	Finite Life		Goodwill	Total
Cost
Balance as of January 1, 2024	$—	86,594	63,280	375,512	47,294	61,895	503,573	1,138,148
Additions	—	29,078	—	—	—	—	—	29,078
Disposals	—	(25,312)	—	—	—	—	—	(25,312)

Balance as of December 31, 2024	$—	90,360	63,280	375,512	47,294	61,895	503,573	1,141,914

Balance as of January 1, 2023	$—	53,548	63,280	375,512	47,294	61,895	503,573	1,105,102
Additions	—	33,237	—	—	—	—	—	33,237
Disposals	—	(191)	—	—	—	—	—	(191)

Balance as of December 31, 2023	$—	86,594	63,280	375,512	47,294	61,895	503,573	1,138,148

Balance as of January 1, 2022	$9,769	53,842	63,280	—	—	—	—	126,891
Additions	—	13,700	—	—	—	—	—	13,700
PLM business combination (see Note 6)	—	5,032	—	375,512	47,294	61,895	503,573	993,306
Disposals	(9,769)	(19,026)	—	—	—	—	—	(28,795)

Balance as of December 31, 2022	$—	53,548	63,280	375,512	47,294	61,895	503,573	1,105,102

	Intellectual Property (1)		Fiduciary Rights (2) Indefinite Life	Partners’ Contracts and Customer Relationships (3)		Trademark Indefinite Life
		Software		Indefinite Life	Finite Life		Goodwill	Total
Amortization
Balance as of January 1, 2024	$—	29,808	—	—	19,236	—	—	49,044
Amortization for the year	—	7,724	—	—	12,824	—	—	20,548
Disposals	—	(25,312)	—	—	—	—	—	(25,312)

Balance as of December 31, 2024	$—	12,220	—	—	32,060	—	—	44,280

Balance as of January 1, 2023	$—	21,025	—	—	6,412	—	—	27,437
Amortization for the year	—	8,974	—	—	12,824	—	—	21,798
Disposals	—	(191)	—	—	—	—	—	(191)

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

	Intellectual Property (1)		Fiduciary Rights (2) Indefinite Life	Partners’ Contracts and Customer Relationships (3)		Trademark Indefinite Life
		Software		Indefinite Life	Finite Life		Goodwill	Total
Balance as of December 31, 2023	$—	29,808	—	—	19,236	—	—	49,044

Balance as of January 1, 2022	$—	33,789	—	—	—	—	—	33,789
Amortization for the year	—	6,718	—	—	6,412	—	—	13,130
Disposals	—	(19,482)	—	—	—	—	—	(19,482)

Balance as of December 31, 2022	$—	21,025	—	—	6,412	—	—	27,437

Impairment
Balance as of January 1, 2024	$—	—	17,280	—	—	—	—	17,280
Impairment for the year	—	—	—	—	—	—	—	—

Balance as of December 31, 2024	$—	—	17,280	—	—	—	—	17,280

Balance as of January 1, 2023	$—	—	13,853	—	—	—	—	13,853
Impairment for the year (4)	—	—	3,427	—	—	—	—	3,427

Balance as of December 31, 2023	$—	—	17,280	—	—	—	—	17,280

Balance as of January 1, 2022	$9,769	—	13,853	—	—	—	—	23,622
Impairment for the year	—	—	—	—	—	—	—	—
Utilization	(9,769)	—	—	—	—	—	—	(9,769)

Balance as of December 31, 2022	—	—	13,853	—	—	—	—	13,853

Carrying amounts
As of December 31, 2024	$—	78,140	46,000	375,512	15,234	61,895	503,573	1,080,354

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

	Intellectual Property (1)		Fiduciary Rights (2) Indefinite Life	Partners’ Contracts and Customer Relationships (3)		Trademark Indefinite Life
		Software		Indefinite Life	Finite Life		Goodwill	Total
As of December 31, 2023	$—	56,786	46,000	375,512	28,058	61,895	503,573	1,071,824

As of December 31, 2022	$—	32,523	49,427	375,512	40,882	61,895	503,573	1,063,812

(1)	Intellectual property received as a partial payment on the disposal of shares of PLM.
(2)

Corresponds to the rights received for the former Group’s corporate office building located in Mexico City, contributed to a trust, in a manner that it can be considered in the development of a new property, whereby other trustees will provide the necessary constructions to the development of the project called “Aeroméxico Tower”, in which the Group will own 9,000 square meters of future space.

(3)	Includes contracts with third parties attached to our Aeroméxico Rewards frequent flyer program, including the program member base.
(4)	For the year ended December 31, 2023, the Group recognized $3,427 losses for impairment, related to a decline in the fair value of corporate office buildings.

(18)	Investments in equity accounted investees-

Investment in equity accounted investees as of December 31, 2024, 2023 and 2022, are comprised as follows:

	2024	2023	2022
Interest in joint ventures	$16,978	27,120	30,181

(a)	Joint Ventures–

The Group classifies all interest in joint arrangements as joint ventures, as the Group has rights only to the net assets of such arrangements.

The Group has the following joint arrangements:

i.	Joint venture with Delta-

Grupo Aeroméxico and Delta established a Joint Venture AM DL MRO JV, S. A. P. I de C. V. (“MRO”) to render maintenance, repair and major overhaul of aircraft services in Queretaro, Mexico. MRO offered the aforementioned services to Grupo Aeroméxico, Delta and other third party airlines.

On November 30, 2022 the MRO ceased its major maintenance operations transferring personnel and most of its assets to a third party during December 2022 and first quarter of 2023. Beginning December 1, 2022 the MRO leased its assets to third parties.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

The following summarizes financial information to the carrying amount of the Group’s interest in MRO:

	2024	2023	2022
Percentage ownership interest	50.0%	50.0%	50.0%

Current assets	$46,421	79,220	103,544
Non-current assets	18,536	16,723	24,927
Current liabilities	(1,564)	—	(61,141)
Non-current liabilities	(29,436)	(41,703)	(6,968)

Net assets (100%)	$33,957	54,240	60,362

Carrying amount of interest in joint venture	$16,978	27,120	30,181

Revenues	$12,908	16,456	147,001
Operating expenses	2,320	5,393	128,407

Profit (100%)	10,588	11,063	18,594

Group’s share of profit	5,294	5,532	9,297
Additional share of profit from prior years	564	(8,593)	—

Group’s share of profit	$5,858	(3,061)	9,297

For the year ended December 31, 2022, the Group recognized through other comprehensive income $385 of effects regarding certain adjustments reported by the MRO joint venture in its equity structure, maintaining its current ownership interest.

ii.	Joint venture Aeroméxico Rewards-

The Group maintained until July 15, 2022 a joint venture with Aimia Inc., Montreal - Canada - (“Aimia”). Such joint venture (PLM) manages the Group’s frequent flyer loyalty program called Aeroméxico Rewards.

Grupo Aeroméxico and Aimia entered into several agreements to manage PLM jointly. Some of the most significant agreements included a commercial participation agreement, management services agreement, loan facility agreement and the pre-paid seat asset agreement.

The Group recognized PLM as a joint venture until July 15, 2022, even though it maintained 51.14% ownership interest, since all relevant activities required unanimous approval between the two parties.

On July 15, 2022 the Group equity interest in PLM increased from 51.14% to 100% and PLM became a fully owned subsidiary from that date (see Note 6).

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

The following table summarizes the financial information of PLM as included in its own financial statements, adjusted for fair value adjustments at acquisition and differences in accounting policies. The profit and loss information for 2022 presented in the table includes the results of PLM for the period from January 1 to July 15, 2022, when PLM became a subsidiary on such date.

2022
Revenues	$39,930
Operating expenses	16,690
Finance and other income	3,126
Income tax expense	1,592

Profit (100%)	24,774

Group’s share of profit (a)	$12,671

(a)	In addition for the year ended December 31, 2022, the Group recognized a gain of $307,680 resulting from the remeasurement to fair value of the Group interest in PLM (see Note 6).

(19)	Income tax (“IT”)-

The IT law imposes an IT rate of 30%.

The total income tax expense (benefit) for the years ended December 31, 2024, 2023 and 2022, is as follows:

	2024	2023	2022
Current tax expense	$57,885	41,217	12,896
Deferred tax expense (benefit)	21,846	(26,906)	111,581

Total income tax expense	$79,731	14,311	124,477

(a)	Reconciliation of effective tax rate:

	2024		2023		2022
	%	$	%	$	%	$
Income (loss) for the year		617,486		273,368		(64,225)
Total income tax expense	11%	79,731	5%	14,311	207%	124,477

Income, excluding income tax		697,217		287,679		60,252
Income tax using the Group’s domestic tax rate	30%	209,165	30%	86,304	30%	18,076
Equity in the results of associated companies not subject to taxation	—%	(1,757)	—%	918	(164%)	(98,894)
Non-deductible expenses	6%	42,712	7%	21,167	45%	27,402
Tax effects of inflation	(4%)	(24,478)	(7%)	(21,709)	(25%)	(15,266)
(Recognition) de-recognition of deferred tax assets (previously reserved / recognized) (1)	(21%)	(144,952)	8%	21,754	278%	167,375
Effects of movements in taxable foreign exchange rates	10%	71,251	(27%)	(77,433)	—%	(128)

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

	2024		2023		2022
	%	$	%	$	%	$
Others, mainly differences in functional currency translation variance	(10%)	(72,210)	(6%)	(16,690)	43%	25,912

	11%	79,731	5%	14,311	207%	124,477

(1)

This effect relates to the recognition / de-recognition of net operating losses (NOL´s) that were previously reserved/recognized since the Group deemed that such NOL´s might not be currently recoverable.

Various jurisdictions have implemented, or are in the process of implementing, Pillar Two tax legislation based on the framework published by the Organization for Economic Co-operation and Development (OECD). Pillar Two tax laws might be enacted in certain jurisdictions in which the Group operates in 2024 and some of the mechanisms to implement the tax laws might become effective in 2025. The Group is assessing the effects of the Pillar Two rules, but there are not expected to have a significant impact on the Group’s consolidated financial statements.

(20)	Deferred tax assets and liabilities-

(a)	Recognized deferred tax assets and liabilities-

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities, as of December 31, 2024, 2023 and 2022, are presented on below:

	2024	2023	2022
Deferred tax assets:
Allowance for doubtful accounts	$215	—	—
Accruals	135,561	126,810	88,198
Air traffic liability	11,353	96,832	158,153
Lease liabilities	593,273	499,655	484,507
Net operating losses carry forwards	99,042	19,924	—
Advances from customers	182,731	179,132	136,020
Employee benefits	51,881	59,633	47,253
Other provisions (mainly leased aircraft returns)	81,769	132,353	130,880

Deferred tax assets	1,155,825	1,114,339	1,045,011

Deferred tax liabilities:
Inventories	39,444	37,266	33,301
Property and equipment, including right-of-use	669,164	557,793	565,803
Prepaid expenses	10,755	11,094	13,210
Amortizable expenses	171,620	127,750	89,478
Others	124,212	166,553	157,849

Deferred tax liabilities	1,015,195	900,456	859,641

Net deferred tax assets, recorded in the statements of financial position	$140,630	213,883	185,370

In assessing the recoverability of deferred tax assets, Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies past in making this assessment.

As of December 31, 2024, gross operating tax loss carry forwards expire (ten years) are as shown below:

Adjusted for tax inflation through
Year	December 31, 2024
2025	$33,350
2026	10,756
2027	83,912
2028	185,162
2029	202,293
2030	615,192
2031	160,865
2032	840,464
2033	39,601
2034	—

Tax losses carryforwards and other assets, unrecognized deferred tax assets-

Deferred tax assets have not been recognized in respect of the following tax losses carryforwards and other assets because it is not probable that future taxable profit will be available against which certain subsidiaries of the Group can use the benefits therefrom:

	2024		2023		2022
	Gross	Tax Effect	Gross	Tax Effect	Gross	Tax Effect
Tax losses	$1,841,455	552,437	2,816,651	844,995	2,687,013	806,104
Other assets	514,743	154,423	514,743	154,423	514,743	154,423

	$2,356,198	706,860	3,331,394	999,418	3,201,756	960,527

(b)	Movement in temporary differences during the year-

	January 1, 2024	Recognized in income	Recognized in equity	Foreign exchange variance	December 31, 2024
Property and equipment (includes right-of-use)	$(557,793)	(111,371)	—	—	(669,164)
Intangible assets	(259,635)	(23,418)	—	—	(283,053)
Inventories	(37,266)	(2,178)	—	—	(39,444)
Air traffic liability	96,832	(85,479)	—	—	11,353
Lease liabilities	499,655	93,618	—	—	593,273
Provisions	59,633	(7,752)	—	—	51,881
Other items (including tax loss carry- forwards)	412,457	114,734	(1,699)	(49,708)	475,784

	$213,883	(21,846)	(1,699)	(49,708)	140,630

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

	January 1, 2023	Recognized in income	Recognized in equity	December 31, 2023
Property and equipment (includes right-of-use)	$(556,061)	(1,732)	—	(557,793)
Intangible assets	(218,946)	(40,689)	—	(259,635)
Inventories	(32,653)	(4,613)	—	(37,266)
Air traffic liability	150,475	(53,643)	—	96,832
Lease liabilities	475,139	24,516	—	499,655
Provisions	41,730	17,903	—	59,633
Other items (including tax loss carry- forwards)	325,686	85,164	1,607	412,457

	$185,370	26,906	1,607	213,883

	January 1, 2022	Recognized in income	Recognize in equity	PLM acquisition/ business combination	December 31, 2022
Property and equipment (includes right of-use)	$(547,001)	(9,060)	—	—	(556,061)
Intangible assets	(68,861)	(42,768)	—	(107,317)	(218,946)
Inventories	(28,176)	(4,477)	—	—	(32,653)
Air traffic liability	144,339	6,136	—	—	150,475
Lease liabilities	559,966	(84,827)	—	—	475,139
Provisions	45,755	(4,025)	—	—	41,730
Other items (including tax loss carry- forwards)	195,382	27,440	(6,253)	109,117	325,686

	$301,404	(111,581)	(6,253)	1,800	185,370

(21)	Loans and borrowings, including leases-

The features of the loans and borrowings, including leases comprising this caption and guarantees as of December 31, 2024, 2023 and 2022, are described as shown below:

Description	Currency	Nominal interest rate	Year of maturity	2024	2023	2022
Loan secured by the collection of credit card sales in the United States of America (“USA”) (2)	US	SOFR rate plus 325 basis points	2024	$—	$63,076	$147,176
Senior Trust Bonds (“CEBURES”) issued in Mexico, securitized by the collection of credit card sales in Mexico (3)	Ps.	TIIE rate plus 168 basis points (TIIE rate plus 138 to 168 basis points in 2023 and 2022)	2025	52,558	143,930	215,222
Loans secured by the Ex- Im Bank in the USA	US	Fixed annual rate between 0.97% and 1.03%	2023	—	—	549
Loans secured by the Ex- Im Bank in the USA	US	Fixed annual rate 2.34%	2023	—	—	1,146
Loans secured by the Ex- Im Bank in the USA	US	Fixed annual rate 2.33%	2024	—	2,102	10,390
Singapore market listed and secured notes (formerly Chapter 11 Exit Financing) (1) (4)	US	Fixed annual rate 8.5%	2027	—	662,530	762,500
Senior Secured Notes AEROMX 29 (1) (4)	US	Fixed annual rate 8.25%	2029	500,000	—	—

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

Description	Currency	Nominal interest rate	Year of maturity	2024	2023	2022
Senior Secured Notes AEROMX31 (1) (4)	US	Fixed annual rate 8.625%	2031	610,000	—	—

Total Loans				1,162,558	871,638	1,136,983

Financial leasing of flight and other equipments, supported by the Ex-Im Bank in the United States of America (1)	US	Fixed annual rate 2.33%	2029	71,353	87,143	102,571
Financial leasing of flight and other equipments, supported by the Ex-Im Bank in the United States of America (1)	US	Fixed annual rate 2.54%	2027	24,857	35,458	45,794
Financial leasing of flight and other equipments, supported by the Ex-Im Bank in the United States of America (1)	US	Fixed annual rate 1.37%	2026	11,214	19,503	27,680
Finance leases of flight equipment	US	Fixed annual rates between 3.16% to 3.57%	2024	—	1,547	10,378
Financial lease of flight simulator	US	Fixed annual rate 6.88%	2029	6,051	7,032	7,949

Total Financial Leasing				113,475	150,683	194,372

Lease Liabilities (IFRS 16)				2,438,437	2,216,859	2,125,995

Total Lease Liabilities				2,551,912	2,367,542	2,320,367

Total Loans and Borrowings, including Leases				3,714,470	3,239,180	3,457,350

Total Borrowing Costs				(13,557)	(4,874)	(6,413)

Total Net Loans and Borrowings, including Leases				3,700,913	3,234,306	3,450,937

Less current installments of financial debt				(89,046)	(183,572)	(228,090)
Less current installments of leases				(359,251)	(339,587)	(285,886)
Net current installments of Loans and Borrowings, including Leases				(448,297)	(523,159)	(513,976)

Non–current debt				3,266,173	2,716,021	2,943,374
Borrowing Costs				(13,557)	(4,874)	(6,413)

Net non–current Loans and Borrowings, including Leases				$3,252,616	$2,711,147	$2,936,961

(1)

Some of the contracts establish certain commitments for the Group, including: to comply with affirmative and negative covenants; to provide certain financial information and reports of fleet variances; to comply with conditions and terms agreed upon with third parties, mainly as concerns to payment of documented commitments; as well as restrictions for the Group for selling or transferring all or a significant portion of assets.

As of December 31, 2024, the Group is in compliance with its covenants.

(2)	This loan establishes a financial covenant related to collections coverage ratio which represented the payment guarantee.
(3)	At December 2023 and 2022, the Group contracted interest rate Swaps, allowing to pay fixed rate (see Note 28).
(4)

In November 2024, Grupo Aeroméxico concluded the offering of debt instruments in the form of Senior Secured Notes (guaranteed by Aeroméxico, Aerolitoral, PLM and Aerovías Empresa de Cargo, S.A. de C.V.) of $500 million due 2029 with a coupon of 8.250% and $610 million due 2031 with a coupon of 8.625% (together the “Notes”). The proceeds from the offering of the Notes were used to redeem in full the senior secured notes due 2027 previously issued by Grupo Aeroméxico, with an aggregate principal amount outstanding of $662.5 million, and the remainder for general corporate purposes. The Notes were offered in the United States only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act.

In August 2024, Aeroméxico signed a $200 million syndicated revolving loan agreement guaranteed by Grupo Aeroméxico and Aerolitoral, with SOFR rate plus 285 basis points and a three-year timeframe. As of December 31, 2024, the Group has not utilized this credit facility.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

Likewise, there are obligations in some contracts to notify of changes of shareholders and any adverse modification of the financial situation. Furthermore, some contracts foresee the possibility of an early termination and describe circumstances to obtain temporary waivers. All the loans had installments throughout the year. As of December 31, 2024, future maturities of loans and borrowings, net of borrowing costs are as shown in the next page.

Year	Loans (a)	Financial leasing	Leases	Total
Current – 2025	$52,558	36,488	359,251	448,297

Non-current:
2026	—	31,628	340,482	372,110
2027	—	20,966	330,188	351,154
2028	—	18,617	312,684	331,301
2029	488,049	5,776	266,167	759,992
2030 and thereafter	608,394	—	829,665	1,438,059

Total non-current	1,096,443	76,987	2,079,186	3,252,616

Total loans and borrowings	$1,149,001	113,475	2,438,437	3,700,913

(a)	Loans are presented net of borrowing costs of $13,557.

Reconciliation	of movements of liabilities to cash flows arising from financing activities-

	Loans and borrowings	Lease liabilities	Total
Balance as of January 1, 2024	$1,017,447	2,216,859	3,234,306
Proceeds for loans and borrowings	1,110,000	—	1,110,000
Repayments of borrowings	(840,914)	(346,539)	(1,187,453)
Total changes from financing cash flows	269,086	(346,539)	(77,453)
Effects of movements in foreign exchange rates	(15,031)	—	(15,031)
Other changes –
New leases	—	568,117	568,117
Interest expense	78,908	183,949	262,857
Other finance costs accrued	34,024	—	34,024
Interest and other finance costs paid	(96,574)	(183,126)	(279,700)
Other interest reversed, net	(25,384)	(823)	(26,207)

Balance as of December 31, 2024	$1,262,476	2,438,437	3,700,913

There are established conditions to finance the renewal of the Company´s fleet (see Note 33).

(22)	Employee benefits-

The Group has defined pension and retirement plans covering some of its employees. The benefits of such plans are calculated based on salary levels, years of service, mortality and expected future salary increase. The Group periodically makes contributions to trust funds based on actuarial calculations to finance part of the cost of these plans. The trust funds are mainly invested in fixed-income securities. Actuarial calculations for these plans result in accumulated benefit obligations in excess of the plan assets.

Seniority premiums are provided to all employees under the Mexican Labor Law. The Law provides that seniority premiums are payable, based on salary and years of service, to employees who resign or are

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

terminated after at least fifteen years of service. Under the Law, benefits are also payable to employees who are dismissed. The Group has not funded its seniority premium obligation, which amounts to $24,775, $21,924 and $16,187 as of December 31, 2024, 2023 and 2022, respectively, included in the total employee benefits balances as of the same dates.

(a)	Composition of plan assets-

	2024	2023	2022
Equity securities	$49	52	51
Government bonds	766	844	630

	$815	896	681

(b)	Movements in the present value of the defined benefit-

	2024	2023	2022
Defined benefit obligations as of January 1	$236,737	186,081	187,137
Benefits paid by the plan	(12,661)	(7,753)	(7,893)
Current service costs	11,676	7,555	3,175
Interest cost	18,994	18,061	14,097
Personnel transfer cost (1)	57	331	250
PLM defined obligations as of July 15, 2022	—	—	407
Foreign exchange variance	(39,292)	27,028	10,948
Other, including curtailment gain and seniority premium adjustment	67	76	(1,198)

	215,578	231,379	206,923
Remeasurement of defined benefit liability losses/(gains) recognized in other comprehensive income:
Financial assumptions	(15,168)	6,477	(16,461)
Demographic assumptions	9,177	777	115
Experience adjustments	326	(1,896)	(4,496)

Defined benefit obligations as of December 31	$209,913	236,737	186,081

The Group expects to pay $3,687 in contributions to its defined benefit plans in 2025.

(1)	For the years ended December 31, 2024, 2023 and 2022, the Group recognized $38, $769 and $43 respectively, additional prior years cost for personnel transfers through retained earnings.

(c)	Movement in the present value of plan assets-

	2024	2023	2022
Fair value of plan assets as of January 1	$896	681	627
Actual return on plan assets	69	215	54
Foreign exchange variance	(150)	—	—

Fair value of plan assets as of December 31	$815	896	681

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

(d)	Remeasurement of defined benefit liability gains and (losses) recognized in other comprehensive income-

	2024	2023	2022
Cumulative amount as of January 1	$18,500	23,359	2,456
Personnel transfer cost	38	769	43
Recognized during the year	5,665	(5,358)	20,842
Effects of movements in foreign exchange rates	52	(270)	18

Cumulative amount as of December 31 (1)	$24,255	18,500	23,359

(1)	The effect in other comprehensive income is presented net of tax.

(e)	Actuarial assumptions-

Significant assumptions used in determining the net period cost of the plans are as follows:

	2024	2023	2022
Expected rate of return on plan assets	10.64%	9.00%	9.40%
Discount rate	10.64%	9.00%	9.40%
Rate of compensation increase	4.54%	4.54%	4.54%
Remaining average labor life (over benefit obligations)	14 years	14 years	14 years

The assumed discount rates are derived from rates available on government bonds for which the timing and amounts of payments match the timing and the amounts of our projected pension payments.

(f)	Sensitivity analysis-

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant would have affected the defined benefit obligation by the accounts shown below as of December 31, 2024:

	Increase	Decrease
Discount rate (0.5% movement)	$(5,989)	6,305

Rate of compensation (0.5% movement)	$5,922	(5,671)

(23)	Share-based payment arrangements-

A.	Description of share-based payment arrangements

As of December 31, 2024, the Group had the following share-based payment arrangements.

i. Restricted shares programs-

On December 22, 2022, the Group granted restricted shares to certain key management personnel and senior employees subject to certain service and non-market performance conditions with vesting periods from 6 months to 3 years.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

On February 28, 2023, the Group established a new plan to grant restricted shares to certain key management personnel and senior employees subject to certain service conditions with vesting periods up to 4 years.

On August 27, 2024, the Group established a new plan to grant restricted shares to certain key management personnel and senior employees subject to certain service conditions with vesting periods up to 3 years.

The key terms and conditions related to the grants under these programs as of December 31, 2024 are as follows; all awards are to be settled by the physical delivery of shares.

Grant date / employees entitled	Number of shares	Vesting conditions
Shares granted to key management personnel and senior employees-
December 22, 2022	909,090	6 months to 3 years’ service from grant date.
December 22, 2022	2,721,790	2-3 years’ service from grant date, subject to the achievement of certain non-market performance goals.
February 28, 2023	354,850	6 months to 4 years’ service from grant date.
August 27, 2024	200,110	6 months to 3 years’ service from grant date.
	(2,265,534)	Accumulated number of exercised or forfeited restricted shares.
Total restricted shares	1,920,306

B.	Measurement of fair values –

The fair value of the above-mentioned restricted shares at grant date amounts in the range of Ps184.78 to Ps341.75 pesos per share. The shares have been deposited and are part of a Mexican Trust (see Note 26).

C.	Reconciliation of outstanding restricted shares –

The number of outstanding restricted shares under the program were as shown in the next page.

	2024
	Number of shares	Ps. weighted fair value per share at grant date
Outstanding at January 1	3,490,208	184.78
Granted during the year	200,110	341.75
Exercised during the year	(1,745,566)	187.97
Forfeited during the year	(24,446)	184.78

Outstanding at December 31	1,920,306	198.24

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

	2023
	Number of shares	Ps. weighted fair value per share at grant date
Outstanding at January 1	2,269,985	184.78
Increase due the change in estimate	1,360,895	184.78
Granted during the year	354,850	184.78
Exercised during the year	(345,502)	184.78
Forfeited during the year	(150,020)	184.78

Outstanding at December 31	3,490,208	184.78

	2022
	Number of shares	Ps. weighted fair value per share at grant date
Outstanding at January 1	—	—
Granted during the year	2,269,985	184.78
Exercised during the year	—	—
Forfeited during the year	—	—

Outstanding at December 31	2,269,985	184.78

In addition to the stocks exercised in these programs during the year ended December 31, 2024, the Group granted 38,856 shares to certain Board members (2023: 80,289 shares).

D.	Expense recognized in profit or loss–

During 2024, the expense recognized in profit or loss amounts to $16,655 (2023: $19,304 and 2022: $0).

(24)	Provisions-

	Leased aircraft returns (1)	Employees’ restructure (2)	Litigations	Contingent consideration (a)	Total
Balance as of January 1, 2024	$270,989	—	9,751	24,000	304,740
Additions	95,092	—	6,149	59	101,300
Utilization	(55,996)	—	(1,725)	(24,059)	(81,780)

	310,085	—	14,175	—	324,260
Less non-current portion	(207,093)	—	—	—	(207,093)

Current balance as of December 31, 2024	$102,992	—	14,175	—	117,167

Balance as of January 1, 2023	$235,728	—	7,075	24,000	266,803
Additions	50,000	—	3,090	—	53,090
Utilization	(14,739)	—	(414)	—	(15,153)

	270,989	—	9,751	24,000	304,740
Less non-current portion	(218,890)	—	—	—	(218,890)

Current balance as of December 31, 2023	$52,099	—	9,751	24,000	85,850

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

	Leased aircraft returns (1)	Employees’ restructure (2)	Litigations	Contingent consideration (a)	Total
Balance as of January 1, 2022	$171,690	11,923	7,154	—	190,767
Additions	67,967	—	—	24,000	91,967
Utilization	(3,929)	(11,923)	(79)	—	(15,931)

	235,728	—	7,075	24,000	266,803
Less non-current portion	(210,522)	—	—	(24,000)	(234,522)

Current balance as of December 31, 2022	$25,206	—	7,075	—	32,281

(a)	See note 6A. regarding PLM acquisition.

(1)

We expect the economic outflow of the current portion of our leased aircraft return provision over the next 12 months based on our fleet plan. On a yearly basis the fleet plan is revised and new return terms might be negotiated with lessors which affect the classification of short and long term balance.

(25)	Trade and other payables-

Group trade and other payables are as follows:

	2024	2023	2022
Suppliers	$1,355,243	1,262,092	842,227
Other taxes	274,901	244,680	174,815
Salaries and benefit payable	22,091	26,814	15,194

Total current liabilities	$1,652,235	1,533,586	1,032,236

(26)	Stockholders’ equity-

(a)	Structure of capital stock-

As of December 31, 2021, the Company´s capital stock was represented by 742,747,940 ordinary shares, nominative, with no par value, 5,000 shares represented the fixed portion and 742,742,940 shares represented the variable portion.

On March 17, 2022, the Company reported that it had concluded its PoR, successfully completed its financial restructuring process, and emerged from its Chapter 11 Restructuring Process. Consequently, and on March 17, 2022 (a) certain capital stock increases agreed during the process, which included new cash invested including commitment fees, DIP financing conversion debt to capital stock and recognized claims conversion to capital stock, (b) the dilution of the former shares representing the Company’s capital stock to represent less than 0.01% of Grupo Aeromexico’s new capital stock, and (c) the concentration (reverse split) of all the previous and new shares using a conversion factor of one new share for each 5,000,000 shares existing at that time issued by the Company, all became effective. Consequently, the new listed shares outstanding of the Company amounted to 136,423,959 (excluding 13,642,396 treasury shares pending subscription), resulting in a total authorized capital of 150,066,355 shares.

On April 28, 2022, the Shareholders of the Company resolved in favor of using shares held in treasury for purposes of supporting a Management Incentive Program (“MIP”), as further approved and allocated by the Compensation Committee.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

As part of its obligations under that certain Registration Rights Agreement dated March 17, 2022, the Company had to cancel the registration of shares before the National Securities Registry (“Registro Nacional de Valores” or “RNV”) and their corresponding listing on the Mexican Stock Exchange (“BMV”). As such, and in accordance with Section II of Article 108 of the Mexican Securities Exchange Law (“LMV”). On October 11, 2022, the Company launched a public cash tender offer of shares (the “Offer”) which expired on November 8, 2022, at a purchase price per share of Ps.184.78 pesos (“Price per Share”). On November 16, 2022, the Company settled the Offer purchasing all 4,751,255 participating shares, representing approximately 3.48% of outstanding shares, at Ps.184.78 pesos per share (which was calculated pursuant to Article 108, Section I, paragraph (b) of the LMV).

On December 8, 2022, the Compensations Committee approved to use 4,751,255 treasury shares for purposes of the MIP. Such 4,751,255 shares were subscribed and paid through a Mexican Trust and are going to be allocated among MIP beneficiaries as determined by the Compensations Committee. The use of 4,751,255 shares for such purposes neutralized any dilution effect from the 4,751,255 shares acquired via the Offer.

As established in the LMV, the Company incorporated an irrevocable management trust (the “Delisting Trust”) to acquire at the Price per Share any shares that were not initially acquired by the Company during the initial Offer period. The period during which shareholders that did not participate in the Offer could sell their shares to the Delisting Trust at the Price per Share expired on July 14, 2023. Upon expiration of said period, the Company acquired, via the Delisting Trust, an additional 243,352 shares at the Price per Share ($2,319 in total). Said acquisition resulted in a neutral effect, since (i) such 243,352 shares acquired by the Delisting Trust were transferred to the Company and subsequently placed as treasury shares and (ii) an equivalent number of 243,352 shares were immediately subscribed and paid by a separate Mexican Trust managing the stock compensation plan of the Company, resulting in such 243,352 newly subscribed and paid shares being added into such Trust.

On December 13, 2023, the Shareholders of the Company resolved in favor of (i) carrying out a capital stock decrease, without canceling shares, in favor of the shareholders for an amount of $2.00 dollars per share representing the Company’s share capital ($272,848 in total); and (ii) not cancelling the 13,642,396 treasury shares and to use them – in addition to support a MIP – in a potential primary offering of shares.

For the year 2023, 425,791 shares were assigned to certain key management personnel (including 80,289 to certain Board members) equivalent to $4,057.

On April 30, 2024, the transformation of the Company and adoption of the new corporate regime of “Sociedad Anónima Bursátil de Capital Variable” (S. A. B. de C. V. or publicly traded corporation) was authorized through an Ordinary and Extraordinary General Stockholders’ Meeting carried out on such date. This amended transformation was previously authorized by the Mexican Foreign Investment Regulator (“Dirección General de Inversión Extranjera”).

On July 25, 2024, the Shareholders of the Company resolved in favor of carrying out a capital stock decrease, without canceling shares, in favor of the shareholders for an amount of $3.00 dollars per share representing the Company’s share capital ($409,272 in total).

On July 26, 2024, the Mexican Securities Regulator (“Comisión Nacional Bancaria y de Valores”) authorized the registration of the Company’s shares in the RNV. As such, the transformation of the Company into a S.A.B. de C.V. or publicly traded corporation is effective since July 26, 2024. Although the Company’s shares are now registered in the RNV, their corresponding listing with the

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

BMV and with the New York Stock Exchange (“NYSE”) will only be carried out when the Company launches the initial public offering of the American Depositary Shares (“ADS”) representing its shares in the United States of America.

On November 11, 2024, the Shareholders of the Company resolved in favor of carrying out a capital stock decrease, without canceling shares, in favor of the shareholders for an amount of $3.00 dollars per share representing the Company’s share capital ($409,272 in total).

For the year 2024, 1,784,422 shares were assigned to certain key management personnel (including 38,856 to certain Board members) equivalent to $17,660.

As of December 31, 2024, 2023 and 2022, the capital stock of the Company is represented by 136,423,959 ordinary shares, nominative, with no par value, out of which 5,000 shares represented the fixed portion and 136,418,959 shares represented the variable portion.

(b)	Restrictions on stockholders’ equity-

Five percent of net income of the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock. As of December 31, 2024, the statutory reserve for $24,750 has not reached the required amount.

Stockholders contributions restated as provided for by the tax law, may be refunded to stockholders tax-free, to the extent that such contributions equal or exceed stockholders’ equity.

Retained earnings and other stockholders’ equity accounts, on which no income taxes have been paid, are subject to income taxes in the event of distribution, at the rate of 30%, payable by the Company; consequently, the stockholders may only receive 70% of such amounts.

(c)	Capital management-

During the period the Group has been publicly traded, and from time to time the Group purchased its own shares on the market; the timing of these purchases depended on market prices (see Note 3(c) last paragraph). Buy and sell decisions were made on a specific transaction basis and the Group did not have a defined share buy-back plan.

(d)	Retained earnings-

For the year ended December 31, 2024, Grupo Aeroméxico has an equity deficit of $2,285,379 (net of statutory reserve), meaning it has lost over two-thirds of its equity capital and, in accordance with Mexican law this may be cause for its dissolution, at the legal request of any interested party with outstanding claims.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

(27)	Earnings per share-

A. Basic earnings per share

The calculation of basic EPS has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding:

i. Profit (loss) attributable to ordinary shareholders

	2024	2023	2022
Profit (loss) for the year, attributable to the owners of the Company	$617,439	273,334	(64,225)

ii. Weighted-average number of ordinary shares (basic)

	Note	2024	2023	2022
Issued ordinary shares at January 1		136,423,959	136,423,959	742,747,940
PoR dilution of former shares		—	—	(742,747,940)
New authorized ordinary shares		—	243,352	150,066,355
Treasury shares pending subscription		—	(243,352)	(13,642,396)
Shares held in a Mexican Trust		(2,784,394)	(4,568,816)	(4,751,255)
Weighted-average number of ordinary shares at December 31		133,639,565	131,855,143	131,672,704

Basic income (loss) per share (US dollars)		$4.62	2.07	(0.47)

B. Diluted earnings per share

The calculation of diluted EPS has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding after adjustment to the effects of all dilutive potential ordinary shares:

iii. Weighted-average number of ordinary shares (diluted)

	Note	2024	2023	2022
Weighted-average number of ordinary shares (basic)		133,639,565	131,855,143	131,672,704
Dilutive ordinary shares through a Mexican Trust		2,784,394	4,568,816	4,751,255

Weighted-average number of ordinary shares (diluted) at December 31	26	136,423,959	136,423,959	136,423,959

Diluted income (loss) per share (US dollars)		$4.53	2.00	(0.47)

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

(28) Financial instruments and risk management-

(a)	Overview-

The Group is exposed to different financial risks that are common in the industry and that could have an impact in the financial results. These financial risks are grouped as following:

a) Credit risk

b) Liquidity risk

c) Market Risk

•	Foreign currency risk

•	Jet-fuel price fluctuations

•	Interest rate risk

The Group’s risk management program reviews periodically the exposures to the above identified risks and tries to minimize the potential adverse effects on the net margin thorough different initiatives, including a selective usage of financial derivatives instruments. The Group uses different methods to assess and manage different types of risks to which it is exposed, including sensitivity analysis and statistical analysis.

This Note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Grupo Aeroméxico contracts financial derivative instruments in Over the Counter (“OTC”) markets to keep the exposure at levels acceptable to the Group’s risk appetite. All financial derivative instruments in the Group’s portfolio are held for hedging purposes, although some of them and due to changes in the economic variables have not met the requirements to be considered as hedging instruments.

Risk management framework-

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Group´s Audit and Finance Committees oversee how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee. The Finance Committee reviews periodically the execution of the risk management policies approved by the board related to market risks (interest rate, foreign exchange and jet fuel fluctuations), and to credit and liquidity risks.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

(b)	Credit risk-

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.

Recorded financial assets from contracts represent the maximum credit exposure.

Evaluation of the expected credit loss from individual clients is stated at January 1st, and December 31, 2024. The Group uses an allowance matrix to measure the ECLs of trade receivable from individual customers, which comprise a very large number of small balances.

i.	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.

The maximum exposure to credit risk at the reporting date is:

	Carrying amount
	2024	2023	2022
Cash and cash equivalents	$841,997	937,698	842,182
Other financial instruments, including derivatives	—	334	1,893
Trade and other receivables	591,475	618,212	391,272

	$1,433,472	1,556,244	1,235,347

In order to mitigate the credit risk arising from deposits in banks and investments in financial instruments, the Group only conducts business with financial instruments that have locally AAA investment grade rating. The Group also mitigates this risk by diversifying its investments in several counterparties in accordance with board approval policy.

Trade and other receivables-

The Group’s services are provided to a large number of customers without significant concentration with any one of them.

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments. The Group as many other airlines, performs its selling activities through the International Air Transport Association (“IATA”) mechanisms that regulate the financial transactions between airlines and travel agents. Also high volume of selling transactions is made through credit cards where receivables are due from financial institutions.

In addition to the above mentioned clients, the Group also has some direct sales to large corporations and governmental agencies.

The maximum exposure to credit risk for trade receivables as of December 31, 2024, 2023 and 2022, by type of customer is shown in Note 14, including recoverable taxes over which the Group has so far not experienced impairment losses.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

Impairment losses-

The aging of trade receivables and the related impairment at the reporting date are shown as follows:

	2024			2023			2022
	Gross	Impairment	%	Gross	Impairment	%	Gross	Impairment	%
Not past due	$154,846	2,167	(1.4)	243,858	259	(0.1)	148,536	1,182	(0.8)
Past due between 0-30 days	62,848	329	(0.5)	24,807	293	(1.2)	18,395	400	(2.2)
Past due between 31-120 days	16,061	5,210	(32.4)	4,579	2,383	(52.0)	6,007	3,075	(52.0)
Past due for more than one year	4,911	4,725	(96.2)	5,033	5,033	(100.0)	4,425	4,425	(100.0)

	$238,666	12,431		278,277	7,968		177,363	9,082

*	Percentages reflect the weighted average loss rate.

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2024	2023	2022
Balance as of January 1	$7,968	9,082	9,098
Impairment increase (decrease) recognized	4,463	(1,114)	(16)

Balance as of December 31	$12,431	7,968	9,082

No collaterals are held or other credit enhancements for the impaired loans.

Loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off. Roll rates are calculated separately for exposures in different segments based on the following common credit risk characteristics-geographic region, age of customer relationship and type of product purchased.

Loss rates are based on actual credit loss experience over the past twelve months. Additionally, the Group applies a forward-looking approach data to a 100% impairment of delinquency from government transactions over 120 days.

(c)	Liquidity risk-

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

We operate a global business with international operations that are subject to economic and political events beyond our control.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

The Group monitors its cash flow requirements on constant basis. The Group ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations (see Note 21).

i.	Exposure to liquidity risk-

The following are the remaining contractual maturities of financial liabilities at the balance sheet date on December 31, 2024, 2023 and 2022. Carrying amounts are presented net of prepaid expenses and not discounted.

December 31, 2024	Carrying amount	Contractual cash flows	2 or less months	2-12 months	1-2 years	2-5 years	5 years
Loans in USD
(Fixed rate)	$1,096,443	1,678,85	—	155,738	93,863	146,475	1,282,780

Financial Leasing
In USD	$113,475	119,251	9,062	29,962	33,331	42,475	4,421

CEBURES –
Securitized in Ps.	$52,558	54,906	4,768	45,747	4,391	—	—

Leases –
Liabilities	$2,438,437	3,153,249	98,579	431,986	490,239	1,203,986	928,459

December 31, 2023
Loans in USD
(SOFR - Spread)	$63,076	65,398	7,482	57,916	—	—	—

Loans in USD
(Fixed rate)	$659,758	856,193	2,471	57,383	57,738	737,184	1,417

Financial Leasing
In USD	$150,683	151,323	9,444	29,728	35,397	72,333	4,421

CEBURES –
Securitized in Ps.	$143,930	155,558	24,423	65,261	65,874	—	—

Leases –
Liabilities	$2,216,859	2,864,793	96,137	385,100	413,316	1,061,416	908,824

December 31, 2022
Loans in USD
(Libor - Spread)	$147,176	178,143	19,513	89,522	69,108	—	—

Loans in USD
(Fixed rate)	$768,172	880,640	—	49,943	22,828	807,869	—

Financial Leasing
In USD	$194,371	207,920	17,891	38,915	40,936	89,659	20,519

CEBURES –
Securitized in Ps.	$215,223	242,913	19,745	92,665	73,025	57,448	—

Leases –
Liabilities	$2,125,995	2,766,733	84,498	348,458	399,852	974,724	959,201

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

(d)	Market risk-

The Group is exposed to different financial risks that could have an impact in the financial results.

i.	Foreign currency risk-

Foreign exchange risk is originated when the Group performs transactions and maintains monetary assets and liabilities in currencies that are different from the functional currency of the Group. Most of the Group’s exposure is associated to fluctuations in other currencies, mainly Mexican pesos. Considering our methodology for translating monetary assets and liabilities denominated in foreign currencies to our functional currency, in 2024, 2023 and 2022, approximately 40%, 36% and 29% of the Group’s expenses and 4%, 2% and 5%, of its revenues, respectively, are denominated to other currencies. Regarding our passenger revenues, we record the air traffic liability by translating to our functional currency the tickets sold at the different foreign exchange rates at the dates of the original ticket sale.

Currency risk

A summary of the quantitative currency risk for the Group, which was informed to its Management is as follows:

	2024	2023	2022
Monetary assets	$1,096,036	1,020,451	616,574
Monetary liabilities	(1,474,696)	(999,418)	(770,546)

Net currency risk in the statement of financial position	$(378,660)	21,033	(153,972)

The following significant exchange rates with respect to the US Dollar were applied during the year:

	Average rate			Reporting date spot rate
	2024	2023	2022	2024	2023	2022
Mexican Peso	18.26	17.78	20.14	20.27	16.89	19.36

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

Sensitivity analysis-

A strengthening of the US Dollar, as indicated below, against the Mexican peso as of December 31, 2024, 2023 and 2022, would have affected profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant.

Effect
December 31, 2024
US Dollar (10% strengthening)	$34,423

December 31, 2023
US Dollar (10% strengthening)	$(1,912)

December 31, 2022
US Dollar (10% strengthening)	$13,997

ii.	Jet-fuel price fluctuations-

The main market risk associated with the industry is the variation in fuel prices. The Group mitigates this risk through derivative instrument contracts, usually options and combination of options. In addition, depending on market conditions, the Group applies fare increases or fuel surcharges to airplane tickets in order to partially mitigate the impact of higher fuel prices.

Fluctuations in jet-fuel prices largely depend on local or worldwide economic and political conditions. Among those conditions are the global supply and demand for oil, decisions taken by Organization of Petroleum Exporting Countries (“OPEC”), global refining capacity, stock levels of crude oil, and weather and geopolitical factors.

Our annual consumption of Jet-fuel and the corresponding derivatives used during the year are shown in the following table:

(Amounts in thousands of Gallons)	2024	2023	2022
Annual Consumption (Gal JF54)	462,533	433,727	390,818
Derivatives on JF54 (Gal JF54)	—	—	—
Amount Hedged (%)	—	—	—

A reduction in the Jet-fuel price positively affects the Group through a reduction in costs, while an increase has an adverse effect on the Group’s performance.

During 2024, 2023 and 2022, the Group had a consumption of 462.5, 433.7 and 390.8 million gallons of Jet-Fuel which bought at an average price of 2.67, 3.05 and 3.65 USD/Gal respectively. These prices include transportation and supply surcharges.

The Group has paused its fuel hedging activity to cover between 40% to 60% of its annual projected fuel consumption for the fiscal years 2024, 2023 and 2022.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

Sensitivity analysis-

If the Jet-fuel price would have changed 50c or 75c USD/Gal upward or downward, the Group would have paid / (saved) the following amounts:

Changes in JF	0.50(+)	0.50(-)	0.75(+)	0.75(-)
Direct Purchase of JF54	231,267	(231,267)	346,900	(346,900)

Amounts in thousands USD

iii.	Interest rate risk-

Interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The fluctuation in interest rates depends heavily on the state of the global economy. An improvement in long-term economic prospects tends to move long-term rates upward while a drop tends to be associated with periods of slow economic growth.

The Group mitigates interest risk by managing the proportion of floating and fixed rate debt. As of December 31, 2024, 2023 and 2022, 96%, 80% and 73%, respectively of the Group’s financial debt is under fixed-rate contracts.

Grupo Aeroméxico is exposed to changes in the TIIE (MXN denominated asset and liabilities) interest rate.

As of December 31, 2023 and 2022, the Group had interest rate Swaps in force in which the Group pays fixed rate receiving a floating rate indexed to TIIE 28 days. Through these instruments the Group made the risk management generated by the variability of flows to floating interest rate, within the Fideicomiso F/1748, whose Trustee is the Group, had outstanding at December 31, 2023 and 2022, interest rate Swap type strategies for its two former series (AERMXCB 19 and AERMXCB 17). At December 31, 2024 the Group has not any interest rate Swap instrument.

The next table represents the position at risk for the Group as of December 31, 2024:

	Assets	Liabilities
Short Term
Investments
Investment US/Ps.	$275,331	—
Debt
US loans
Financial lease	—	36,488
Ps. Loans
TIIE + Spread	—	52,558

	$275,331	89,046

Long Term
Debt
US loans
Fixed rate	$—	1,110,000
Financial lease	—	76,987

	$—	1,186,987

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

The following table represents the risk position for the Group as of December 31, 2024, 2023 and 2022, corresponding to the derivative rate financial instruments (amounts in million of Ps.):

	Notional Amount
Derivative Financial Instruments	2024	2023	2022
Fixed rate instruments
Interest rate Swaps	—	(530)	(1,590)

Variable rate instruments
Interest rate Swaps	—	530	1,590

Fuel hedge instruments-

For the years ended December 31, 2024, 2023 and 2022 the Group temporarily cancelled its call spread options to cover the exposure for its fuel purchases. For more information in connection with these instruments, see Note 3(c) and point (ii) Jet-fuel price fluctuations within this Note.

Sensitivity Analysis-

Debt-

The following cash flow sensitivity analysis considers the position exposed to variable interest rates.

Banco de México’s target interest rate decrease by 125 BP in 2024, going from 11.25% 10.00%. Along the same lines, the FED decrease the rate of reference by 75 BP. In addition to the above-mentioned changes, if average annual interest rates had changed to the degree shown, the impact on results would have been the following:

	2024		2023		2022
	+50 BP	-50 BP	+50 BP	-50 BP	+50 BP	-50 BP
Loans in US
SOFR (LIBOR in 2022) + Spread	$—	—	550	(550)	988	(988)

Loans in Ps.
TIIE + Spread	$407	(407)	1,052	(1,052)	1,250	(1,250)

Grupo Aeroméxico does not account for fixed rate liabilities at fair value through profit and loss and they are not related to any fair value hedging relationships, thus no fair value sensitivity analysis is performed.

Investments-

The Group also has exposure to movements in interest rates arising from its portfolio of interest rate sensitive assets. This risk is mitigated through the investment policy approved by the Finance Committee, where limits to long-term and fixed rate assets are stipulated.

Sensitivity for the investment portfolio is not possible to obtain based on the credit rating of the assets in its portfolio.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

(e)	Fair value hierarchy-

Financial instruments carried at fair value should be presented by valuation method. Three different levels have been defined giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The different levels are defined as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: Inputs are not based on observable market data (unobservable inputs).

(f)	Fair values versus carrying amounts-

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statements of financial position are presented in the following tables as of December 31, 2024, 2023 and 2022, including their hierarchy levels based on the business model determined by the Group. The tables do not include information of the assets and liabilities not measured at their fair value, if their carrying amounts are a reasonable approximation of their fair value.

The tables below present fair value of financial assets/liabilities at their book value in the statements of financial position as of December 31, 2024, 2023 and 2022, respectively.

Financial assets at fair value

As of December 31, 2023

	Note	Other interest rate swaps
Book value:
Fair value for trading instruments	11	$334

Fair value:
Level 1		$—
Level 2		334
Level 3		—

Total		$334

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

As of December 31, 2022

	Note	Other interest rate swaps
Book value:
Fair value for trading instruments	11	$1,893

Fair value:
Level 1		$—
Level 2		1,893
Level 3		—

Total		$1,893

Loans and borrowings not carried out at fair value

As of December 31, 2024

	Note	Loans in US (SOFR - Spred)	Loans in Ps. (TIIE - Spread)	Loans in US (Fixed rate)	Financial leasing of flight equipment in US
Book value:
Loans and borrowings	21	$—	52,558	1,096,443	113,475
Fair value:
Level 1		—	—	—	—
Level 2		—	52,996	1,389,163	111,465
Level 3		—	—	—	—

Total		$—	52,996	1,389,163	111,465

Loans and borrowings not carried out at fair value

As of December 31, 2023

	Note	Loans in US (SOFR - Spred)	Loans in Ps. (TIIE - Spread)	Loans in US (Fixed rate)	Financial leasing of flight equipment in US
Book value:
Loans and borrowings	21	$63,076	143,930	659,758	150,683
Fair value:
Level 1		—	—	—	—
Level 2		61,748	130,674	597,059	132,575
Level 3		—	—	—	—

Total		$61,748	130,674	597,059	132,575

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

Loans and borrowings not carried out at fair value

As of December 31, 2022

	Note	Loans in US (LIBOR - Spred)	Loans in Ps. (TIIE - Spread)	Loans in US (Fixed rate)	Financial leasing of flight equipment in US
Book value:
Loans and borrowings	21	$147,176	215,223	768,172	194,371
Fair value:
Level 1		—	—	—	—
Level 2		145,007	169,808	908,501	197,654
Level 3		—	—	—	—

Total		$145,007	169,808	908,501	197,654

(g)	Measurement of fair values

i.	Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 2 and Level 3 fair values for financial instruments measured at fair value in the statement of financial position, as well as the significant unobservable inputs used.

Financial instruments measured at fair value:

Type	Valuation technique
Corporate debt securities	Market comparison / discounted cash flow: The fair value is estimated considering present value calculated using discount rates derived from quoted yields of securities with similar maturity and credit rating that are traded in active markets.

Financial instruments not measured at fair value:

Type	Valuation technique
Interest rate swaps	Swap models: The fair value is calculated as the present value of the estimated future cash flows. Estimates of future floating-rate cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. Estimated cash flows are discounted using a yield curve constructed from similar sources and which reflects the relevant benchmark interbank rate used by market participants for this purpose when pricing interest rate swaps as well as the collateral granted or receivable. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Group and of the counterparty; this is calculated based on credit spreads derived from current credit default swap or bond prices.
Other financial liabilities*	Discounted cash flows: The valuation model considers the present value of expected payments, discounted using a risk-adjusted discount rate.

*

Other financial liabilities include secured and unsecured bank loans, unsecured bond issues, convertible notes -liability component, redeemable preference shares, loans from associates and finance lease liabilities.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

ii.	Transfers between Levels 1 and 2

There were no transfers between Level 2 to Level 1 (nor Level 1 to 2) in 2024, 2023 and 2022.

iii.	Level 3 fair values

The Group did not present any of the fair values of its financial instruments as Level 3 during 2024, 2023 and 2022.

(h)	Capital management-

From time to time the Group purchases its own shares on the market; the timing of these purchases depends on market prices. Buy and sell decisions are made on a specific transaction basis and the Group does not have a defined share buy-back plan.

(29)	Other loss (income), net-

	2024	2023	2022
Other income:
Net gain from sale of property and equipment/obsolete material	$—	—	9,880
Taxes recoveries	3,505	934	1,456
Leases recoveries	11,960	3,634	3,505
Other	3,308	—	4,890

Total other income	18,773	4,568	19,731

Other expenses:
Labor and other contingencies	6,149	1,040	—
Net loss from sale of property and equipment/obsolete material	5,196	4,508	—
Value added tax non-collectible	45,926	27,390	21,113
Contingent Value Rights expense (1)	10,000	7,500	—
Other	—	597	—

Total other expenses	67,271	41,035	21,113

Other loss (income), net	$48,498	36,467	1,382

(1)	Consideration offered to general unsecured creditors that hold one or more claims classified in Class 3(c) and/or Class 3(d) under in connection with Group’s PoR.

(30) Wages, salaries and benefits-

	2024	2023	2022
Wages and salaries	$968,068	793,824	567,459
Compulsory social security contributions	104,402	94,749	67,679
Expenses related to defined benefit plans	11,676	7,555	3,175

	$1,084,146	896,128	638,313

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

(31)	Finance income and finance costs-

	2024	2023	2022
Interest income on bank deposits and other investments	$55,465	64,180	15,334
Net foreign exchange gain	22,436	—	—
Other financial income	—	6,653	—

Finance income	77,901	70,833	15,334

Interest expense on financial liabilities	78,908	99,433	125,913
Letters of credit commissions	222	66	3,782
Credit card commissions (a)	107,632	98,969	85,237
Lease interest	183,949	177,520	145,764
Interest on employee obligation	18,994	18,061	14,097
Interest on leased aircraft return provision (b)	10,641	—	—
Derivative financial loss	334	1,758	790
Net foreign exchange loss	—	88,385	58,433
Bank fees	4,633	6,390	5,863
Interest paid to related parties	504	23	1,624
Other financial costs (mainly Exit Financing early termination costs in 2024 and DIP commissions in 2022)	41,556	8,367	24,408

Finance costs	447,373	498,972	465,911

Net finance cost recognized in profit and loss	$(369,472)	(428,139)	(450,577)

(a)

Represents the finance cost to collect immediately all sales transactions held through credit cards. All other credit cards commissions associated with incentive sales promotions are considered part of selling expenses.

(b)	Since 2024, the Group recognizes as part of its finance costs, the corresponding interest computed for the lease aircraft return provision.

(32)	Restructuring (income) expenses, net-

Special items are those items that in Management’s view are to be separately disclosed by virtue of their size or incidence to enable a full understanding of the Group’s financial performance.

Special items recorded within operating expenses for the year ended December 31, 2022 regarding the Group’s financial restructuring under Chapter 11, consisted of the following:

2022
Gain for rejected flight equipment and other leased aircraft restructuring effects	$(59,962)
Professional fees associated with Chapter 11 advisors	65,365
General unsecured claim settlements	(107,924)
Credit due to lease liabilities cancellation	(11,567)

Restructuring (income) expenses, net recognized in profit and loss as operating expenses	$(114,088)

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

Flight equipment and other leased aircraft restructuring effects

In 2022, the remaining lease terms for three aircraft were reduced, creating short – term liabilities, therefore the reduction of the right-of-use and lease liability balances generated a profit with upon cancellation.

Chapter 11 professional fees

Due to the financial restructuring under Chapter 11, the Group faced additional administrative expenses regarding the fees paid to its external advisors.

General unsecured claim settlements

As part of the PoR the Group recognized $(107.9) million in 2022 (at its expected value) different claims promoted by different claimants. This estimated item represented the expected value of the general unsecured claim settlements based upon the anticipated distributions under the proposed PoR. This additional estimate was the result of the process of reconciling different claims received against the Group’s books and to solve claims disputes, after such the Group was able to make a reliable estimate of the final claims pool in terms of the expected value of such claims. The main items refer to lessors and employees’ unions claims.

Lease liabilities cancellation

Corresponds to some lease liability cancellations, representing a non-cash item in 2022 for $11.6 million, recognized as a restructuring item within the operating results.

(33) Contingencies and Commitments-

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

As of December 31, 2024, the Group has the following significant contingencies and commitments:

Contingencies:

a.

There are labor lawsuits in process for approximately $16.9 million. This amount represents the plaintiffs’ expectation, without considering backdated salaries that might be accrued in the event that the court sentences do not favor the Group. The Group has reserved an amount of $8.3 million, which is considered sufficient to cover possible outflows.

b.

In 2015, the Mexican Economic Federal Antitrust Commission (Comisión Federal de Competencia Económica or “COFECE”) initiated an investigation against Aeroméxico and other Mexican airlines for alleged monopolistic practices in the airline sector supposedly carried out between April 2008 and February 2010. In connection with this investigation, Aeroméxico received a fine of Ps.86.2 million in 2019. On April 25, 2019, Aeroméxico filed constitutional relief proceedings (juicio de amparo) challenging the fine. On March 28, 2022, the competent district court nullified COFECE’s resolution and the fines against the Company. On April 11, 2022, COFECE presented an appeal (recurso de revisión) challenging the district court’s decision. On March 7, 2023, COFECE requested that the

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

Mexican Supreme Court (“SCJN”) exercise jurisdiction under the argument that it was necessary for the SCJN to establish conclusive case law on the matter. On April 3, 2023, the SCJN agreed to exercise jurisdiction over the case and, on May 18, 2023, the SCJN acknowledged receipt of the case files. As a subsequent event, on February 12, 2025 the SCJN issued a final resolution favorable to COFECE revoking the lower court’s decision. As of the date of issuance of these consolidated financial statements, the full text of the SCJN decision has not been published (see Note 34 b)).

c.

On January 26, 2024, the US Department of Transportation (“DOT”) issued a tentative Order to Show Cause (the “Order”) to Delta and Aeroméxico, tentatively terminating the antitrust immunity (“ATI”) granted to their Joint Cooperation Agreement (“JCA”) by October 26, 2024. Rather than evaluating potential consumer and competitive benefits of renewing the ATI and balancing them against potential harms, the Order alleges that the Mexican Government has taken certain actions in violation of the USA - Mexico Air Transport Agreement (i.e. relocation of all-cargo operations to the Aeropuerto Internacional Felipe Angeles or “AIFA” and capacity reductions at the Aeropuerto Internacional de la Ciudad de México or “AICM”) that – in DOT’s opinion – precludes them from granting antitrust immunity to the JCA. Delta and Aeroméxico timely filed joint objections to the Order on February 23, 2024. The Order will cease to be tentative and become final once the DOT issues the corresponding final order.

d.

Additionally, the Group has lawsuits and claims (filed by the Group and against it) arising during the normal course of its operations. The Group with the support of its legal advisors considers that the final result of these matters will not have a significant adverse effect on its financial position and results.

Commitments:

a.	The financial commitments related to leases and financial debt, are disclosed in Notes 15 and 21.

b.

The Group has entered into agreements for services (in addition to those expressly disclosed in this Note), materials and accessories, of which the most important are those related to fuel. The amounts are limited to those specified in the purchase orders. In addition the Group also has various service contracts with regard to maintenance service for its fleet.

c.	In view of the fact that the Group participates in the “Sky Team” (“alliance”), it is required to operate on the basis of the respective contract, particularly as concerns:

I.	Compliance with the alliance requirements, which include among others the accomplishment with security, service and trademark standards, access to frequent passenger rewards programs, etc;

II.	Compliance with the operating conditions to which participants are subject; participants must periodically submit accounts to the “alliance” and undergo inspection;

III.	Making proportional contributions to fund the alliance advertising budget and the annual operating budget.

The contract specifies a number of cases for early termination with no responsibility, such as insolvency and liquidation. Furthermore, the participants may be terminated in the event of noncompliance. Among the reasons for termination are the sale of assets and the Group being acquired by an airline outside the alliance. With the exception of termination by official mandate without responsibility for either of the parties, any other reasons attributable to the Group leading to withdrawal from the alliance would be subject to a conventional penalty payable by the Group equivalent to 10.5 million euros. The contract expired in June 21, 2020, and was renewed for subsequent five-year periods.

Grupo Aeroméxico, S. A. B. de C. V. and subsidiaries

Notes to the consolidated financial statements

(In thousands of US dollars)

d.

In 2015, we entered into a Joint Cooperation Agreement (“JCA”) with Delta that has received antitrust immunity from U.S. and Mexican regulators. The JCA with Delta, and the antitrust immunity we have been granted by Department of Transportation (“DOT”) and Mexican regulators in connection therewith, is of strategic significance to the Group because it permits both companies to coordinate pricing, network and scheduling, among other commercial activities, on Mexico-US routes, ensuring that we are able to provide coherent and seamless service to our passengers.

DOT’s grant of antitrust immunity was effective as of May 5, 2017 and was limited to five years’ duration. The JCA is subject to periodic reviews by government authorities including, for example, a pending review by the DOT of a joint application by Delta and Grupo Aeroméxico to renew the DOT’s approval of, and grant of antitrust immunity to, the JCA following the expiration of the five-year term. The DOT approval and antitrust immunity grant remain in effect pending DOT action on the renewal application, for which there is no defined procedural timeline (see Contingency item c. within this same Note).

In addition, the Group has entered into shared code and frequent flyer agreements with other airlines.

e.	Fleet renewal.

The Group has the following agreements as of December 31, 2024:

(i)	During 2024, six Boeing B737 MAX and two B787-9 were incorporated to the fleet.

(ii)

During the year 2024 the Group has been following on with the fleet renewal program. In 2024, the Group signed incremental operational lease commitments for two B737 MAX and in addition to the current commitments for eighteen B737 MAX and three B787-9 to be received during 2025-2026.

(iii)	During the year 2024, the Group exercised extension rights of some Boeing B737-800 NG and Embraer E190.

(34)	Subsequent events-

As of March 28, 2025, the date of issuance of these consolidated financial statements, the most significant subsequent events in regard to the December 31, 2024 consolidated financial statements and for the year then ended are as follows:

a)

Uncertainty in fuel prices consumed by the Company. As of March 28, 2025, the price reached 2.44 dollars per gallon, and at December 31, 2024, was 2.44 dollars per gallon, and the average in 2024 was 2.67 dollars per gallon.

b)

In connection with the legal challenge filed by Aeroméxico against to the Ps.86.2 million fine imposed by COFECE in 2019 for alleged monopolistic practices in the airline sector supposedly carried our between 2008 and 2019, on February 12, 2025, the SCJN issued a final resolution favorable to COFECE that revoked the March 2022 lower court’s decision that nullified the fine (see Note 33 b.).

c)	The Group has signed service agreements within the normal course of its operation.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

The registrant’s bylaws provide for the indemnification of the members of its board of directors of the registrant in connection with the correct performance of their duties against third party claims, and this indemnification covers damages and loss of profits caused to third parties, the registrant and its controlled entities or entities over which the registrant has significant control; provided, however, that the indemnity will not apply if such claims, result from gross negligence, willful misconduct or bad faith of the corresponding board member.

Policies of insurance may be maintained by the registrant under which the members of its board of directors, within the limits and subject to the limitations of the policies, that cover the amount of the damages caused by the registrant or the entities controlled by the registrant.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act as described below.

On November 14, 2024, the registrant issued U.S. denominated 8.250% senior secured notes in the amount of $500 million and 8.625% senior secured notes in the amount of $610 million. The Bank of New York Mellon acts as trustee, registrar, transfer agent and principal paying agent, and UMB Bank National Association acts as collateral agent. The sale of the notes was deemed to be exempt from registration under the Securities Act in reliance upon Rule 144A of the Securities Act and/or Regulation S under the Securities Act. Barclays Capital Inc., Morgan Stanley & Co. LLC, Apollo Global Securities, LLC, BBVA Securities Inc., Citigroup Global Markets Inc., ING Financial Markets LLC and J.P. Morgan Securities LLC acted as initial purchasers.

As described in the prospectus included in this Registration Statement, we have a variable compensation plan. Pursuant to our variable compensation plan, we delivered (i) 294,480 shares on May 25, 2023; (ii) 54,578 shares on June 6, 2023; (iii) 50,732 shares on November 7, 2023; (iv) 25,711 shares on December 12, 2023; (v) 1,743,996 shares on February 1, 2024; (vi) 38,856 on October 31, 2024; (vii) 1,756,790 shares on January 28, 2025; and (viii) 33,875 shares on March 4, 2025. We believe that each of these deliveries was exempt from registration pursuant to Regulation S or Rule 701 under the Securities Act.

The registrant believes that the recipients of the securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof. All recipients had adequate access, through their relationships with the registrant, to information about it.

Item 8. Exhibits

(a)	Exhibits

The exhibits of the registration statement are listed in the Exhibits Index to this registration statement and are incorporated by reference herein.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth is not applicable or is shown in the audited consolidated financial statements of the notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(4)

The registrant will provide to the underwriters at the closing specified in the Underwriting Agreement of ADSs in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

EXHIBIT INDEX

The following is a list of all exhibits filed as part of this registration statement on Form F-1.

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement.

2.1*	Joint Plan of Reorganization of Grupo Aeroméxico, S.A B. et al under Chapter 11 of the Bankruptcy Code, as confirmed by the Bankruptcy Court on February 4, 2022.

3.1*	Amended and Restated Bylaws of Grupo Aeroméxico, S.A.B. de C.V.

4.1*	Form of Deposit Agreement among the Company, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

4.2*	Form of American Depositary Receipt (included in Exhibit 4.1).

4.3*	Indenture, dated as of November 14, 2024, among Grupo Aeroméxico, S.A.B. de C.V., as issuer, the Guarantors Party thereto, The Bank of New York Mellon, as trustee, registrar, transfer agent and principal paying agent, and UMB Bank National Association, as collateral agent.

4.4#*	Registration Rights Agreement, dated as of March 17, 2022, among Grupo Aeroméxico, S.A.B. de C.V. and the Holders name therein.

4.5*	Form of 8.250% Senior Secured Notes due 2029 and Form of 8.625% Senior Secured Notes due 2031 (included in Exhibit 4.3).

4.6#*	Amendment No. 1 to Registration Rights Agreement, dated as of June 22, 2022, among Grupo Aeroméxico, S.A.B. de C.V. and certain holders.

4.7#*	Amendment No. 2 to Registration Rights Agreement, dated as of December 12, 2022, among Grupo Aeroméxico S.A.B de C.V. and certain holders.

4.8#*	Amendment No. 3 to Registration Rights Agreement, dated as of May 2, 2024, among Grupo Aeroméxico S.A.B de C.V. and certain holders.

4.9#*	Amendment No. 4 to Registration Rights Agreement, dated as of June 1, 2024, among Grupo Aeroméxico, S.A. de C.V. and certain holders.

5.1**	Opinion of White & Case, S.C.

10.1*	Concession Title, dated March 16, 2000, granted to Aerovías de México, S.A. de C.V. by the Ministry of Infrastructure, Communications and Transportation (Secretaría de Infrastructura, Comunicaciones y Transportes).

10.2*	Concession Title, dated October 24, 2000, granted to Aerolitoral, S.A. de C.V. by the Ministry of Infrastructure, Communications and Transportation (Secretaría de Infraestructura, Comunicaciones y Transportes).

10.3†#*	Airport Services Agreement, dated November 30, 2023, between Aerovías de México, S.A. de C.V. and Aeropuerto Internacional de la Ciudad de México, S.A. de C.V. (English translation).

10.4†#*	Airport Services Agreement, dated November 30, 2023, between Aerolitoral, S.A. de C.V. and Aeropuerto Internacional de la Ciudad de México, S.A. de C.V. (English translation).

10.6†#*	Transaction Agreement, dated as of June 29, 2022 among Grupo Aeroméxico, S.A.B. de C.V., Aerovías de México, S.A. de C.V., Aimia Holdings UK Limited and Aimia Holdings UK II Limited.

10.7#*	Non-Possesory Pledge Agreement, dated as of November 14, 2024, among Grupo Aeroméxico, S.A.B. de C.V., Aerovías de México, S.A. de C.V., Aerolitoral, S.A. de C.V., PLM Premier, S.A.P.I. de C.V. and Aerovías Empresa Cargo, S.A. de C.V., as pledgors, and UMB Bank, National Association, as pledgee (English translation).

10.8#*	Non-Possesory Pledge Agreement over GSE Trust Rights, dated as of November 14, 2024, among Aerovías de México, S.A. de C.V. and Aerolitoral, S.A. de C.V., as pledgors, and UMB Bank, National Association, as pledgee (English translation).

Exhibit Number	Description of Exhibit

10.9#*	Mexican Share Pledge Agreement, dated as of November 14, 2024, among Grupo Aeroméxico, S.A.B. de C.V., Aerovías de México, S.A. de C.V., Aerolitoral, S.A. de C.V. and Servicios Corporativos Aeroméxico, S.A. de C.V., as pledgors and UMB Bank, National Association, as pledgee (English translation).

10.10#*	Non-Possessory Aircraft Pledge Agreement, dated as of November 14, 2024, among Aerovías de México, S.A. de C.V. and Aerolitoral, S.A. de C.V., as pledgors, and UMB Bank, National Association, as pledgee (English translation).

10.11†*	Short Form of Pledge and Security Agreement, dated as of November 14, 2024, among Grupo Aeroméxico, S.A.B. de C.V. and certain of its affiliates, as pledgors, and UMB Bank, National Association, as pledgee.

10.12†#*	Revolving Loan Agreement, dated as of August 26, 2024, among Aerovías de México, S.A. de C.V.; BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, as Sole Bookrunner and Lead Arranger; certain initial lenders; Grupo Aeroméxico, S.A.B. de C.V. and Aerolitoral, S.A. de C.V., as Guarantors and BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, as Administrative Agent.

21.1*	List of Subsidiaries of Registrant.

23.1	Consent of KPMG Cárdenas Dosal, S.C., independent registered accountants for Grupo Aeroméxico S.A.B. de C.V.

23.2**	Consent of White & Case, S.C. (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page of the Registration Statement).

107*	Filing Fee Table.

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

#

The Registrant has redacted provisions or terms of this exhibit pursuant to Regulation S-K Item 601(b)(10)(iv). While portions of the exhibit have been redacted, this exhibit includes a prominent statement on the first page of the exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the Registrant treats as private or confidential. The Registrant agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.

*	Previously filed.
**	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this registration statement on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on this 23rd day of September 2025.

Grupo Aeroméxico, S.A.B. de C.V.

By:	/s/ Andrés Conesa Labastida
Name:	Andrés Conesa Labastida
Title:	Chief Executive Officer and Director

By:	/s/ Ricardo Javier Sánchez Baker
Name:	Ricardo Javier Sánchez Baker
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Andrés Conesa Labastida Name: Andrés Conesa Labastida	Chief Executive Officer and Director (Principal Executive Officer)	September 23, 2025

/s/ Ricardo Javier Sánchez Baker Name: Ricardo Javier Sánchez Baker	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 23, 2025

* Name: Francisco Javier de Arrigunaga Gómez del Campo	Director and Chairman of Board of Directors	September 23, 2025

* Name: Andrés Borrego y Marrón	Director	September 23, 2025

* Name: Antonio Cosío Pando	Director	September 23, 2025

* Name: Luis de la Calle Pardo	Director	September 23, 2025

* Name: Valentín Diez Morodo	Director	September 23, 2025

* Name: Jorge Esteve Recolons	Director	September 23, 2025

* Name: Glen William Hauenstein	Director	September 23, 2025

* Name: Bogdan Ignaschenko	Director	September 23, 2025

* Name: Donald Lee Moak	Director	September 23, 2025

* Name: Antoine George Munfakh	Director	September 23, 2025

* Name: Jorge Andrés Vilches Martínez	Director	September 23, 2025

* Name: Eduardo Tricio Haro	Director	September 23, 2025

*By:	/s/ Ricardo Javier Sánchez Baker
Name:	Ricardo Javier Sánchez Baker
Title:	Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America has signed this registration statement or amendment thereto in New York, NY, on September 23, 2025.

COGENCY GLOBAL INC.

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Inc.